NatWest
Group


MAXFLOW
POWER PRODUCTS
NatWest
Group

Succeeding with customers

NatWest Group plc
2025 Annual Report
and Accounts

Read more and download our reports at natwestgroup.com

We're the bank that turns possibilities into progress

A vital and trusted partner to over 20 million customers across our Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional businesses.

Our 2025 annual reporting suite


NatWest Group
Succeeding with customers
NatWest Group plc
2025 Annual Report and Accounts

Annual Report and Accounts

Disclosures related to our strategic performance, governance and remuneration, and risk and capital management, along with our financial statements and related notes, including the independent auditor's report.


NatWest Group
Succeeding with customers
NatWest Group plc
2025 Climate Transition Plan Report

Climate Transition Plan Report

Disclosures related to progress against our climate transition plan.


NatWest Group
2025 Annual Results
NatWest Group plc

Annual Results

Our latest company information, including our financial performance for the year.

Inside this report

Approval of Strategic report

The Strategic report for the year ended 31 December 2025 set out on pages 2 to 81 was approved by the Board of directors on 12 February 2026.

By order of the Board

Gary Moore
Chief Governance Officer and Company Secretary

12 February 2026

Group Chair:
Rick Haythornthwaite

Executive directors:
Paul Thwaite (Group CEO)
Katie Murray (Group CFO)

Non-executive directors:
Josh Critchley
Roisin Donnelly
Patrick Flynn
Geeta Gopalan
Yasmin Jetha
Stuart Lewis
Gill Whitehead
Lena Wilson

Succeeding with customers across the UK

At the heart of NatWest Group is a clear ambition – succeeding with customers. It's what drives us to build enduring relationships with the businesses and communities we serve across every region of the UK, helping them to grow, adapt and succeed in a changing world.

Our strategy helps turn possibilities into progress. From supporting customers in managing their money and planning for the future, to starting and building their businesses, we're focused on growing as they grow – succeeding by meeting more of their needs and helping to deliver growth across the wider UK economy.

Hear from our customers about how NatWest Group has enabled them to succeed.


Turning our customers' possibilities into progress
Supporting start-ups to scale
London
"Being a NatWest customer, I feel supported because I know that I'm working with a bank that genuinely cares about entrepreneurs and people wanting to start businesses. If I have questions about new opportunities that I don't have experience in, I know the Accelerator team can help me.And that's meant that I feel really reassured"
Powering growth in the UK's EV infrastructure
Building trusted customer relationships
Connecting island communities through flying banking

investors.natwestgroup.com/annual-report


Orkney Islands
Dumfriesshire
Cookstown
Lake District
Leeds
Manchester
Birmingham
Colchester
Pontardawe
London



p14
Enabling the growth of a sustainable farming business

p45
Connecting island communities through flying banking





p21
Backing local businesses to thrive

p5
Financing infrastructure that drives regional growth





p11
Championing manufacturing growth

p30
Powering growth in the UK's EV infrastructure





p38
Supporting start-ups to scale



p24
Building financial confidence



p73
Opening up new export markets

p27
Building trusted customer relationships



2025 financial highlights

2025: another year of strong financial performance

Highlights against our strategic priorities

Disciplined growth

Income K
£16,641m
2024: £14,703m +13%

Profit before tax R
£7,708m
2024: £6,195m +24%

Loans and advances to customers
£418.9bn
2024: £400.3bn +5%

Customer deposits
£443.0bn
2024: £433.5bn +2%

Bank-wide simplification

Operating expenses R K
£8,262m
2024: £8,149m

Operating expenses (excl. litigation and conduct)(1) R K
£8,095m
2024: £7,854m

Retail Banking customers banking entirely digital(2) R K
81.8%(LA)
2024: 78.7%

Commercial & Institutional customers banking digital first(3) R K
84.5%(LA)
2024: 82.9%

Active balance sheet and risk management

Capital generation pre-distributions
252bps
2024: 243bps

Common Equity Tier 1 (CET1) ratio K
14.0%
2024: 13.6%

Risk-weighted assets (RWA) management actions(4)
£10.9bn
2024: £6.8bn

Average Liquidity Coverage Ratio (LCR)
147%
2024:151%

Delivering attractive returns

Return on Tangible Equity R K
19.2%
2024: 17.5%

Dividend per ordinary share
32.5p
2024: 21.5p

Buybacks R
£1.5bn
2024: £2.2bn

Total capital returned to shareholders(5) R
£4.1bn
2024: £4.0bn

R Link to remuneration K Key performance indicators

(1) Litigation and conduct costs of £167 million (2024 – £295 million).
(2) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony in a rolling 90 days in the reporting period. Inactive customers and customers with no channel usage, mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement. Read more on the scope of measurement in 2025 Sustainability Basis of Reporting.
(3) Commercial & Institutional (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period ending 31 December 2025. Read more on the scope of measurement in our 2025 Sustainability Basis of Reporting.
(4) RWA management savings are achieved through multiple levers including significant risk transfers, credit risk insurance, asset sales and balance sheet optimisation.
(5) Distributions paid and proposed. For full details of our distributions over the last three years refer to page 17.
(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71.

→ Read more in our Financial review on pages 83 to 94.


Leeds Bradford
Yorkshire's Airport

‘It really feels as though NatWest is an extension of our team. The support that NatWest has provided to the airport will help expand the terminal, create new jobs, drive regional growth, and enhance the passenger experience.’

Alex Tong, Chief Financial Officer, Leeds Bradford Airport

Alex Tong (left) and David Basra, NatWest Group Head of Structured Financing (right)

Case study – supporting balanced UK growth

Financing infrastructure that drives regional growth

Backing critical infrastructure projects is a key way in which NatWest Group is driving economic growth across the UK. During 2025, we advised Leeds Bradford Airport (LBA) on procuring a £160 million debt package to advance the airport’s ambitious terminal expansion, while also supporting it with a significant balance sheet commitment.

LBA connects over four million passengers annually to more than 80 destinations. By understanding the airport’s needs and ambitions, we are leveraging the bank’s full capabilities – including debt advisory, financing, ESG and ratings advisory, hedging derivatives, and operational banking – to help the airport achieve its goals.



Leeds

Our impact

Advice on procuring a £160 million debt package.

Providing bespoke financial solutions and expertise.

Supporting critical UK infrastructure projects.

Group Chair's statement



Building the conditions for growth

Dear shareholders,

2025 was a year of strong performance and progress for our bank. Indeed, profits and returns were both up from 2024, so too our lending, deposits and the number of customers we serve.

We consistently outperformed expectations – delivering for our customers, shareholders, and the wider UK.

These achievements reflect the dedication of our colleagues and the trust placed in us by those who choose to bank with us, as well as by the communities we serve.

Invest, innovate and succeed

Fundamentally, I'm optimistic about the future for our bank and for the UK. In the short term, our economy continues to demonstrate considerable resilience, with lower inflation and modest growth on the horizon for 2026. Yet the economic landscape remains complex: uncertainty in global markets continues to affect sentiment; energy prices remain volatile; and some sectors are still adjusting to increases in the cost of doing business.

Looking further ahead, the UK's inherent advantages – talent, infrastructure, and a spirit of enterprise – are sources of enduring strength.

And banks are the connective tissue of the UK economy. Our sector's performance over the past 12 months underscored the vital role we play as strategic assets, driving economic growth in every country and region.

Of course, a predictable, proportionate approach to regulation and policy making is essential; this is the underlying drumbeat that gives businesses and consumers the confidence to invest, innovate and succeed.

The UK Government's growth agenda has made important early progress, most notably through the Leeds Reforms and a shift towards a more proportionate, pro-growth regulatory approach. But delivery at pace now matters, and collaboration between the private sector and government remains crucial.

Together, we can build a stable, supportive environment that fosters innovation and secures the UK's position as a global financial leader.

Succeeding with customers and the UK

My domestic and international engagements with regulators, business leaders and investors throughout the course of 2025 only served to reinforce for me the scale of opportunity in the UK.

From Singapore to Washington and from Edinburgh to Romford, Birmingham and Liverpool, it's clear that there is a genuine appetite to understand how banks in the UK can drive growth and have a positive social impact.

Our unique regional infrastructure means we have a particular role in facilitating balanced UK growth. That role is rooted in our purpose, as the bank that turns possibilities into progress. By focusing on our core activity, we help businesses start, scale and adapt, and we support individuals to manage their money and plan for the future.

I've seen the impact of this first-hand. At our Accelerator anniversary pitch event in Manchester in July, entrepreneurs shared how our hubs helped them secure funding and expand their businesses. I've also seen our Financial Foundations workshops in action, giving people the confidence to build financial resilience and plan ahead. And, in November,

Group Chair's statement continued

at the University of Oxford Equinox Partnership dinner, I had the opportunity to connect with academic and business leaders – bringing together diverse perspectives and expertise to unlock new opportunities for our customers and communities.

By investing in local communities and supporting the transition to a net-zero economy we are helping to deliver sustainable growth. For example, when I visited Tyseley Energy Park in Birmingham, I saw how our support is helping to deliver practical low-carbon initiatives, like renewable energy and cleaner transport options, that aim to make a real difference for local businesses and the community.

In 2025, NatWest Group stepped up and stepped forward, and there is much more we can do in 2026 and beyond. Because this is what our growth plan really stands for: supporting our customers to succeed in a changing world.

Competing and winning in a changing market

As a Board, our role is to work with the executive team to ensure we have a strategy that delivers value today and positions NatWest Group for sustainable success in the years ahead. Transformations at scale are never easy but they are necessary. Our financial performance demonstrates that the strategy set by NatWest Group's CEO Paul Thwaite and his team is delivering.

In a rapidly changing environment, its strength rests on two fundamentals: being close to customers, while ensuring the bank remains agile and adaptable. The depth of our relationships in the communities that we serve, combined with the scale of our data, is a source of competitive advantage. It helps us to understand, anticipate and respond to our customers' changing needs – from the demand for seamless, personalised experiences to the opportunities created by emerging technologies. These insights allow us to innovate with purpose and deliver solutions that make banking simpler, safer and more accessible.

One of the clearly emerging customer needs is the growing requirement for financial planning, savings and investment advice. As a Board, we fully supported the £2.7 billion acquisition of Evelyn Partners – creating the UK's leading private bank and wealth management business. We are confident it meets the high bars Paul has set for acquisitions; it is strategically and financially compelling, operationally deliverable and Evelyn Partners is a strong cultural fit, with a shared customer-first focus.

The companies that will win in today's landscape are those that start with the customer in everything they do. This means more than using data and insight effectively. It's about empowering the front line, trusting those closest to our customers to make the decisions on how best to serve them and ensuring our central teams and functions work seamlessly in service of them.

Because one thing is certain – customer expectations and how they choose to bank will look very different in the years ahead. In an environment where competition is coming from every corner, we need a bank that is agile, adaptable and able to innovate at pace – while shaping the future responsibly. That means setting the benchmark for trust and innovation in financial services, ensuring progress is sustainable, and leading the industry in a way that benefits customers, communities and the wider economy.

A strengthened and engaged Board

Since taking up the role of Chair, my priority has been to build a Board that is highly engaged and constructively challenging – a group of trusted colleagues to complement our executive team.

Through our 'Board on the Road' programme, directors have spent more time with customers and colleagues across the UK, gaining first-hand insight into the challenges and opportunities they face. These experiences inform our thinking and ensure that strategy is grounded in reality.

In November 2025, we welcomed Josh Critchley as an independent non-executive director and on 23 February 2026, Albert Hitchcock will join the Board. With decades of experience across banking and other sectors, their deep expertise will be an asset to the Board, particularly as we continue to pursue our growth ambitions and navigate an evolving market landscape.

We also announced that Yasmin Jetha will retire from the Board on 31 March 2026. I'd like to thank Yasmin for her outstanding contribution to the Board and its committees since her appointment in 2017. She has been a highly valued director and colleague, and she leaves with our very best wishes for the future.

I would like to thank all of the Board, and all of our colleagues, for their hard work and the support they have given to our customers throughout 2025. Having a team that is committed to steering NatWest Group through a period of rapid change with clarity and confidence ensures we remain focused on delivering growth and securing NatWest Group's long-term success.

I must also recognise the great sadness all of us felt at the passing of Frank Dangeard, Chair of NatWest Markets, in August 2025. Frank's wisdom, integrity, and commitment left an indelible mark on all who had the privilege to work alongside him, both at NatWest Group and across the course of his career. On behalf of the Board, I extend our deepest condolences to Frank's family and all who knew him.

Return to private ownership – a forward-looking chapter

Of course, 2025 also marked a key milestone for NatWest Group – our return to full private ownership. In May 2025, the UK Government sold its very last shares in the bank – a testament to our consistently strong performance, the considerable progress that has been made under successive management teams and a marker of the long-term transformation that has made NatWest Group simpler, stronger, and more customer-focused.

We saw a continued strong share price performance throughout 2025 – up 62% – reflecting greater certainty at a macro level, heightened positivity around UK banks, and, above all, the consistency of our delivery, as well as the confidence investors have in our future ambitions.

We have also delivered for shareholders. Having increased our ordinary dividend payout ratio to around 50% of attributable profit, we have declared total dividends of 32.5p per share for 2025 (up 51.2% year on year), and announced £750 million of on-market buybacks for the year – all underpinned by strong capital generation and a CET1 ratio of 14.0%.

We are deeply grateful to the UK public and Government for their support over the years. As we move forward, we do so as a partner in growth, committed to building value for our shareholders and the UK. This milestone marks the beginning of a new chapter. We begin 2026 with confidence, conviction and positive momentum on which we can build.

I am proud of what NatWest Group accomplished in 2025. Our progress is the result of collective effort, disciplined execution, and a steadfast commitment to our purpose. As we look ahead, I firmly believe that NatWest Group is well positioned to lead, to innovate, and to deliver for all of our stakeholders.

Rick Haythornthwaite
Chair

Group Chief Executive's review



Accelerating from a position of strength

NatWest Group delivered another strong year in 2025, rooted in our support for people, families and businesses in every nation and region of the UK.

We increased our customer base by around a million customers, grew our profit before tax to £7.7 billion, and delivered a Return on Tangible Equity (RoTE) of 19.2%, while strong capital generation and distributions came from increased profitability and disciplined balance sheet and risk management. What matters most, however, is what sits behind these results: the trust our customers place in us every day; the commitment of our colleagues; and our responsibility to create sustainable value for our shareholders.

2025 also marked a symbolic milestone as we returned to full private ownership, offering an opportunity to reflect on how far the bank has come. Looking ahead, we have renewed confidence in what we can achieve for NatWest Group, our shareholders, and as a trusted partner to our customers and the wider UK economy.

I'm proud to have led this bank over the past two years. In this time, we've moved decisively: we've sharpened our customer focus; simplified the organisation; accelerated our technology strategy; and invested with intent in our future. These choices are now translating into robust performance and clear momentum across NatWest Group.

We start 2026 from a position of strength. That strength gives us the confidence to raise our ambition and accelerate our progress – so we can go further to win together with our customers, colleagues, shareholders and the communities we are proud to serve across the UK.

Succeeding with customers

Disciplined growth

All three of our customer businesses – Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional – delivered broad-based growth in 2025, with more customers choosing to bank with us. We now serve over 20 million people, families and businesses across the UK – acting as a trusted partner to help meet their ambitions.

We supported more customers to manage their money with confidence, with deposit growth in all three business segments totalling £10.4 billion across NatWest Group in 2025. And, with saving and investing increasingly part of the national conversation, more than 50,000 customers invested with us for the first time, benefiting from the expert advice of our wealth management teams and ease of our digital offer. This helped us to grow assets under management and administration by 20%.

We also supported customers through key life events, such as helping more than 200,000 new customers to buy or remortgage a home in 2025 – up 18% on 2024 – and empowered more families to build healthy financial habits through our youth proposition, Rooster Money, which now serves 15 times more customers than when we acquired it in 2021.

Our success reflects our ability to anticipate and respond to changing customer needs, with the right services and innovative propositions. For personal customers, our Family-Backed Mortgage addresses the real challenge of affordability for many people and allows family members to help first-time buyers while preserving independent ownership. This contributed to our increased support for first-time buyers, helping over 50,000 customers get onto the housing ladder in 2025.

Group Chief Executive's review continued

Strong organic growth was complemented by the successful integration of around one million Sainsbury's Bank customers and the £2.3 billion Metro Bank mortgage portfolio – demonstrating our integration capability and, most importantly, creating the opportunity to deepen relationships with new customers.

As the UK's biggest bank for business, we support 1.5 million companies, from sole-traders to multinational corporates. With a leading share of UK start-ups, and the largest presence in the mid-market sector, we're uniquely positioned to partner businesses at every stage of their growth.

We helped more of our business customers to scale and grow, with lending across Commercial & Institutional up around 10% in 2025, compared with 2024. By supporting UK businesses, we're also helping to deliver key economic priorities for the UK. In 2025, we were the leading lender to UK infrastructure, and we expanded our support to social housing and sustainable finance – helping to strengthen communities and underpin long-term growth.

In an increasingly volatile market, we've helped more businesses manage their risk effectively by making it easier to access our foreign exchange (FX) and international payment services through faster onboarding and a simpler digital experience, with over 130 currencies now supported. Improvements in our offer meant around 700 mid-market businesses used the service for the first time in 2025.

We also helped more high-potential firms to grow with access to our innovative intellectual property-backed lending. Around 50% of the completed IP-backed loans were with customers new to NatWest Group, demonstrating the opportunity open to us when we pair our expertise with a distinctive customer proposition.

A simpler bank

Today, NatWest Group is a simpler bank. It is less complex, with transformed capabilities and the right building blocks to scale and adapt efficiently as customer expectations evolve.

The technology foundations across our estate have effectively been rebuilt and this investment has increased our agility and strengthened resilience. We have decommissioned legacy platforms and advanced our data transformation at pace. In Private Banking & Wealth Management, we have migrated our engineering operations from Switzerland to the UK and India, creating the capacity to scale. For our Commercial & Institutional customers, the re-platforming of Bankline (our digital channel for mid-market and corporate customers) has created a more connected experience and allows us to provide more services digitally in one place. Building a single trusted view of our customers is enabling us to offer a more personalised service, faster decision-making and more intelligent risk management across the bank.

To drive delivery across the bank, we have rapidly scaled our in-house engineering team and opened a new hub in Bengaluru, India. We are now innovating faster and have almost halved the time it takes to deploy new features, compared with 2024 – making banking quicker, easier and safer for customers.

Strategic partnerships with global technology leaders, including AWS, OpenAI and Google, have helped us to accelerate and scale our technology strategy, and in turn, increase productivity. In addition, our newly established AI Research Office is at the forefront of cutting-edge research, leading responsible innovation and building further AI capabilities for the bank. Our investment in our FinTech Growth Programme has also significantly strengthened our innovation pipeline. These initiatives give us early access to new and emerging technologies.

By providing all colleagues with AI tools to support their daily work, we have freed up capacity to better meet customers' immediate needs and understand their future requirements.

A trusted partner for UK growth

2025 was a year of macroeconomic uncertainty, with international and domestic events affecting customers in different ways. Despite the volatility, we remained cautiously optimistic about the outlook with several factors reinforcing this measured optimism: the UK economy has continued to grow; unemployment remains low by historical standards; inflation is moving in broadly the right direction; and, on aggregate, households and businesses continue to hold relatively robust savings buffers.

This economic resilience was reflected in the healthy levels of customer activity during 2025. Housing market activity remained robust, with mortgage volume growth across the sector supported by temporary changes to stamp duty thresholds in the first half of the year. Retail sales volumes returned to positive year-over-year growth after a challenging few years and discretionary spending picked up in areas such as travel and hospitality. Businesses continued to invest for the future, and UK exports increased despite headwinds. Taken together, these are encouraging signals that the underlying conditions for growth remain in place.

We strongly believe in the UK's long-term potential. The UK Government has positioned the financial services sector as central to its growth strategy and to the UK's strength on the global stage. The UK has world-class universities and innovation clusters, leading scientific research, deep capital markets and highly skilled people – the potential of which can be unlocked through an internationally competitive banking sector.

Strong economies need strong banks. But our role goes well beyond lending: it demands our deep expertise; our convening power across sectors and regions; and our ability to connect capital with opportunity. I have seen the impact we can deliver for our customers and communities across the UK. For example, start-ups participating in our free Accelerator community grow their turnover 35% more on average than peers; and the expertise of our colleagues is building financial confidence at scale – our NatWest Thrive and Financial Foundations programmes reached more than one million people in 2025, providing financial education in the places where people live, learn and work.

In March 2025, we brought together our first Mid-Market Growth Council to provide a unified voice and to advocate for the often-overlooked mid-sized business sector, helping to unlock their significant growth potential. Our research found that just 1% growth in this segment could add £35 billion to the UK economy, with £24 billion of that outside the south-east of England.

Our commitment to sustainable growth is rooted in our purpose, with the aim of delivering positive impact through our core activity as a bank. By turning our customers' possibilities into progress we can help build better, more resilient businesses, and support people and families to manage their money, save and invest for the future.

The conditions for growth will be built further by a stable and proportionate regulatory and policy environment. The UK Government's focus on balanced regulation which promotes competition and growth, as well as managing risk and consumer protection, is a welcome step forward. We have already seen tangible change in targeted areas. For example, the adjustment to mortgage rules enabled us to lend more to first-time buyers, and we have committed to grow our support in 2026, with a further £10 billion of lending.

As we look ahead to 2026, further regulatory review could unlock additional customer benefits and UK growth opportunities; for example, the ongoing Advice Guidance Boundary Review should help to make financial advice more accessible, and the Prudential Regulation Authority's review of its rules on ring-fencing has the potential to create greater capital capacity for the banking sector to support growth.

Group Chief Executive's review continued

Raising our ambition

Our progress has been significant, and it is clear our strategy is working for both our customers and our shareholders. But success today does not guarantee success tomorrow.

Our sector is evolving at pace, with customer expectations increasing, technology redefining what 'best in class' looks like, and competition more intense than ever. Against this backdrop, we are sharpening our strategic focus around disciplined growth, leveraging simplification, and active balance sheet and risk management to drive sustainable value creation.

It is our consistent delivery and the inherent strengths of this bank that give us confidence we can go further and faster in this next phase. Our conviction stems from the enduring strength of our customer relationships and is built on our key differentiators. Deep community roots, expert colleagues, and a UK-wide relationship manager network mean we are connected to our customers in their communities. These strengths, underpinned by technology and the scale of our customer insight, give us real competitive advantage.

Customer growth comes from being first choice in the moments that matter: helping families with everyday banking and home ownership; supporting affluent and high-net worth customers to manage and grow their wealth; and backing high-growth businesses, whether they are start-ups or those with global ambitions.

Our recently announced acquisition of Evelyn Partners will create the UK's leading private bank and wealth management business. Not only does this build scale and strength in our Private Banking & Wealth Management business, but it will transform the services our customers across NatWest Group can expect from us. Evelyn Partners brings leading investment capabilities, a quality direct-to-customer investment platform in Bestinvest – and the biggest in-house team of financial planners in the UK, as well as a strong regional footprint – helping us to better support and serve customers through each stage of their financial lives.

We're also building and deepening our customer relationships with more personalised, relevant experiences, propositions and partnerships. For example, our specialist Venture Banking support has been carefully designed to help boost the UK's innovation economy and our newly announced strategic partnership with Rightmove will help ensure we're there at the right time, as a trusted partner when customers are making key financial decisions.

Leveraging simplification

The next phase of our simplification sees us move from 'build' to 'benefits', leveraging the investment we've made in our infrastructure and capabilities to deliver customer growth and even greater productivity.

In a highly competitive environment, future strength will be decided by how seamlessly a bank operates in service of its customers. Harnessed correctly, technological advancement and AI can be a game-changing accelerant, reducing complexity and removing bureaucracy to help make decisions faster, deepen relationships and deliver transformed customer experiences.

Trust, however, remains the keystone of banking. As technology accelerates, we are focused on keeping customers safe, protecting them from new and emerging risks, and leading in the responsible and ethical use of data and AI.

To realise our ambition, it's essential we drive active balance sheet and risk management. We are bringing more dynamism to how we manage pricing, capital and risk, ensuring we remain resilient through cycles – a safe, secure and dependable partner for customers, while sustaining attractive returns.

Customer success

We want to be known not only for the quality of our service and the strength of our technology platforms, but also for the depth of our relationships and expertise of our people. As trusted partners, we are empowering our front-line colleagues to use their insights to make the right decisions for customers and orientating the whole organisation around our customers' needs: measuring all colleagues' success by the quality of our customers' experiences.

The stretching targets we have set for growth, productivity and returns reflect our belief that in pursuing these priorities we will create sustainable shareholder value. For customers, the prize is a bank that feels effortless, with connected, intelligent and personalised services available whenever and however they choose.

→ **Read more on our Strategy on pages 15 to 20.**

→ **Read more on our approach to sustainability on pages 39 to 72.**

Looking ahead

Our progress and strengthened position are thanks to the hard work and dedication of our colleagues across the UK and internationally.

While we have momentum across NatWest Group, there is no room for complacency. Banking moves quickly, and customer expectations move faster still.

We've built the foundations and capabilities to both anticipate change and respond at pace. All this is done in service of our customers, deepening trust and relationships. We can further accelerate our growth potential using the full strength of NatWest Group – using the expertise and connections across our three businesses to build even stronger customer relationships, deliver sustainable returns and make a meaningful contribution to the UK economy.

Paul Thwaite
Group Chief Executive Officer

Outlook(1)

Based on our current macroeconomic assumptions,

In 2026(2) we expect:

- Total income excluding notable items in the range of £17.2-17.6 billion.
- Operating expenses, excluding litigation and conduct costs, around £8.2 billion.
- Loan impairment rate below 25 basis points.
- Return on Tangible Equity greater than 17%.
- Capital generation pre-distributions around 200 basis points.

In 2028 we expect:

- Customer assets and liabilities(3) to grow at a compound annual rate of greater than 4% from the end 2025 to end 2028.
- Cost:income ratio, excluding litigation and conduct costs, below 45%.
- Return on Tangible Equity greater than 18%.
- Capital generation pre-distributions greater than 200 basis points.

Capital

- We now target a CET1 ratio of around 13.0%.
- We continue to expect to pay ordinary dividends of around 50% of attributable profit and will consider buybacks as appropriate.
- We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section. These statements constitute forward-looking statements. Refer to Forward-looking statements in this report.
(2) Excludes the impact of the Evelyn Partners acquisition.
(3) Customer assets and liabilities (CAL) includes customer deposits, gross loans to customers and AUMA across three businesses Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional. Investment cash is deducted as it is reported within customer deposits and AUMA.

Succeeding with customers


NatWest
Group

‘Ulster Bank has been instrumental in supporting our growth and gives us the confidence to go forward and make big investment decisions. They understand our business and how it works, and without those facilities in place we simply wouldn’t be able to grow at the rate that we are.’

Ryan Wylie, Managing Director, Maxflow Power Products

Ryan Wylie (left) and Leona McNicholl, Ulster Bank Relationship Manager (right)

Case study – helping build better businesses

Championing manufacturing growth

A management buyout was the catalyst for industrial manufacturer Maxflow Power Products to expand its operations. Based in Cookstown, County Tyrone, the company set out to invest in new manufacturing capability, grow its workforce and reach new markets. Building on a 20-year relationship, Ulster Bank, part of NatWest Group, supported the buyout with a multi-million-pound package and continued to provide working capital, invoice discounting and trade finance.

Now, with phase one of a three-phase manufacturing facility in place, Maxflow Power Products is progressing with confidence. Since the buyout, staff numbers have increased and the company continues to strengthen its presence across the UK, the Republic of Ireland and in international markets.



Cookstown

Our impact

Multi-million-pound support package to back a management buyout.

Trade finance support to help open new international markets.

Funding through working capital facilities and invoice discounting.

Our business model

Our key relationships and resources

Through these we aim to achieve the following:

Relationships

Deep, long-standing customer and community relationships.

Extensive, UK-wide business and retail regional infrastructure.

A highly skilled, engaged and inclusive workforce.

Strategic partnerships with global technology leaders.

Resources

Agile operating model, able to respond at pace.

Three distinctive and complementary banking businesses with established multi-channel brands.

Strong market positions in a growing UK market.

Large scale of quality data.

A dynamic and well-resourced innovation pipeline.

Every day, customers trust us to support the moments that matter in their lives and businesses. We generate income by providing the services they need to manage their money, plan for the future and grow with confidence. Serving over 20 million customers, we aim to build long-term value, trust and sustainable growth.

- Retail Banking
- Private Banking & Wealth Management
- Commercial & Institutional

What sets us apart, locally and nationally:

- Trusted relationships at scale
- Reach across the UK, rooted locally
- Leading retail bank for everyday banking needs
- A distinctive Private Banking & Wealth Management business
- Biggest business bank in the UK

How we create value for our network of stakeholders

Customers

We aim to understand our customers' needs and provide the right services and expertise to help them achieve their goals, now and in the future.

Investors

We actively engage with investors and support efforts to strengthen NatWest Group's position and sustainable long-term value.

Colleagues

By supporting our colleagues and striving to make NatWest Group a great place to work, we will provide them with the capabilities they need to succeed with customers.

Communities

As a leading bank in the UK, we believe we can make a real and positive difference in the communities we live and do business in.

Regulators

We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies and embed this approach across our business.

Suppliers

We collaborate with stakeholders to integrate sustainable practices into procurement processes, prioritising engagement with suppliers that align to our climate and sustainability-related ambitions.

Our business model continued

Retail Banking

Youth to affluent

We serve customers across the UK with a comprehensive range of banking products and services – including current accounts, savings, mortgages, and personal unsecured lending – supporting them in key financial moments throughout their lives.

Private Banking & Wealth Management

High-net-worth

We serve the banking, lending and wealth management needs of UK-connected high and ultra-high-net-worth individuals and their interests. Our Investment Products & Solutions team delivers investment solutions to customers and clients across NatWest Group.

Commercial & Institutional

Start-ups, SMEs, large corporates and financial institutions

Through specialist sector knowledge and capabilities, we deliver extensive product propositions across banking, payments, fixed income and FX. UK-based with international hubs.

Multi-channel brands serving over 20 million customers

Retail Banking: NatWest, Royal Bank of Scotland, Ulster Bank

Private Banking & Wealth Management: Coutts

Commercial & Institutional: NatWest, Royal Bank of Scotland, RBS International

Strong market positions with extensive product and service offering

Retail Banking:

16.5%
share of current accounts[1]

12.5%
share of UK mortgages[2]

7.2%
share of unsecured lending[3]

Private Banking & Wealth Management:

Award-winning
UK private bank and wealth manager

£58.5bn
AUMA

£4.6bn
AUMA net flows

Commercial & Institutional:

~25%
share of deposits[4]

~20%
share of lending[5]

Best bank
corporate banking in the UK[6]

Creating value for our stakeholders

£4.1bn
total capital returned to shareholders.[7]

97%
of all customer needs met through digital channels in 2025.

£19.0bn(LA)
climate and transition finance provided 1 July 2025 to 31 December 2025.[8]

89%
Our View colleague survey inclusion score.

£11.0m
direct community investment.

£4.4m
raised for many causes and 142,775 hours volunteered.

12,000
members joined our Accelerator app since its launch in March 2025.[9]

1,500
Financial Foundations workshops were delivered to over 31,000 participants in 2025.[10]

→ Read more about our business performance on pages 25 to 32.

→ Read more in our Financial review on pages 83 to 94.

(1) Current account balances outstanding, based on November 2025 CACI data.
(2) Stock share of Retail Banking and Private Banking & Wealth Management mortgages, calculated as a percentage of balances outstanding of total sterling net secured lending to individuals not seasonally adjusted as per December 2025 BoE data.
(3) Based on unsecured lending, including cards, loans, overdrafts and central items, calculated as a percentage of balances outstanding of total (excluding the Student Loans Company) sterling net unsecured lending to individuals not seasonally adjusted based on December 2025 BoE data.
(4) Based on customer deposits (£bn) for Commercial & Institutional excluding NatWest Markets (NWM) and RBS International, calculated as a percentage of M4 liabilities for Private Non-Financial Corporates (PNFC's) as per December 2025 BoE data.
(5) Based on gross loans and advances to customers at amortised cost for Commercial & Institutional excluding NatWest Markets and RBS International, calculated as a percentage of monthly amounts outstanding of sterling and all foreign currency loans to SMEs and large businesses as per December 2025 BoE data.
(6) NatWest was named as "Best Bank – Corporate Banking in the UK" as part of Coalition Greenwich 2026 Awards.
(7) Distributions paid and proposed. For full details of our distributions over the last three years refer to page 17.
(8) Target to provide £200 billion climate and transition finance (as defined in our climate and transition finance framework available at natwestgroup.com) between 1 July 2025 and the end of 2030. Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities. Refer to pages 48 to 56 for further details.
(9) For more information on NatWest Accelerator, refer to page 43.
(10) For more information on our Financial Foundations workshops, refer to page 42.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71.



‘One of the best things about being a customer is the sense of connection we have with the bank. The relationship manager is always keen to hear our plans, to give us support, and to help see projects through. And that’s been vital to our business.’

John Jamieson, owner of Firth Farming

John Jamieson (left) and Samantha Swift, NatWest Group Climate Lead (right)

Case study – helping build better businesses

Enabling the growth of a sustainable farming business

Dumfriesshire-based business, Firth Farming has been supported by NatWest Group to grow and innovate its farming practices. Named Sustainable Farm of the Year at the 2025 Scottish Agriculture Awards, the Jamieson family who run Firth Farming has been farming 270 hectares since the early 1950s and considers sustainability essential to future-proofing its business.

A long-standing NatWest Group customer, Firth Farming has modernised its dairy unit with support from Lombard Asset Finance – enabling it to adopt three-times-a-day milking. As the farm looks to improve productivity and sustainable practices further, the deep understanding the bank has of the business means we’re well placed to help it achieve its future goals.



Dumfriesshire

Our impact

Modernisation of a dairy unit enabled by Lombard Asset Finance.

Investment to help boost production.

Long-term relationship management to help the business grow.

Delivering our strategy

Our strategy

Building enduring, trusted relationships with our customers is the cornerstone of our strategy. It connects our purpose with our ambition, and is structured around three strategic priorities.

Our performance makes clear our strategy is working. However, in an ever-competitive and fast-moving landscape, we have sharpened the focus of our priorities going forward around:

- **Disciplined growth** – sustainably growing by building stronger and deeper relationships, whilst attracting new customers.
- **Leveraging simplification** – moving forward from bank-wide simplification, maximising our technology and capability to deliver customer growth more efficiently and effectively.
- **Active balance sheet and risk management** – actively managing our balance sheet and risk as a trusted partner to customers, delivering growth and sustainable returns.

Through a clear focus on our strategic priorities we are building a more agile, integrated and technology-driven bank, powered by future-fit capabilities and guided by three core behaviours:

- We start with customers.
- We raise the bar.
- We own our impact.

We aim to drive positive impact through the core of our business. Whether we're supporting customers in managing their money, planning for the future, or building better, more resilient businesses, our long-term growth is built on understanding and responding to their priorities, ambitions and the challenges they face.

We know the success of customers and the UK economy is reciprocal with our bank's success. By actively managing economic, social, and environmental impacts, we can support sustainable customer growth and create long-term shareholder value.

We're the bank that turns possibilities into progress, and we succeed when we succeed with customers.

→ **For more details on how we support our customers and communities through our approach to sustainability, refer to the Sustainability review section on pages 39 to 72.**


Disciplined growth
Driving impact
Ambition
Succeeding with customers
Purpose
The bank that turns possibilities into progress
through our business
Active balance sheet and risk management
Leveraging simplification

Investment case

Purpose: The bank that turns possibilities into progress

Ambition: Succeeding with customers

Leading positions in a growing UK market

A vital and trusted partner to over 20 million customers across our Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional businesses with a strong track record of disciplined growth.

- Extensive footprint in the UK serving 19 million Retail Banking customers 16.5% share of current accounts.
- Leading private bank and wealth manager; Coutts, which has been a trusted brand for over 330 years.
- The biggest bank for business in the UK, and one of the leading banks for UK start-ups.

7-year
track record of CAL growth of above 4.6%

~1 million
customers added in 2025

Our strategic priorities drive sustainable shareholder value creation

Disciplined growth

Sustainably growing by building stronger and deeper relationships, whilst attracting new customers.

2025–2028 target:
Customer assets and liabilities (CAL)
At least 4% CAGR

Active balance sheet and risk management

Actively managing our balance sheet and risk as a trusted partner to customers, delivering growth and sustainable returns.

2028 target:
Capital generation pre-distributions
>200bps

Leveraging simplification

Maximising our technology and capability to deliver customer growth more efficiently and effectively.

2028 target:
Cost:income ratio (exc. litigation and conduct)
below 45%

2028 Return on Tangible Equity >18%

Targeting attractive, sustainable growth and returns for shareholders

Solid capital and liquidity position supporting a target CET1 ratio of
~13%

Ordinary dividend payout ratio target:
~50%

Surplus capital deployed in pursuit of organic or inorganic growth with residual returned to shareholders via buybacks

Investment case continued

Delivering shareholder value

2025 was another strong year of delivery, as reflected by an increase in share price of 62.1% and a total shareholder return (TSR) of 71.0%.

This was underpinned by high returns (RoTE 19.2%) and growth in CAL (+4.8%), leading to growth in EPS (+27.1%), DPS (+51.2%) and TNAV per share (+16.7%).

2025 total shareholder returns[(1)]

71%


95.6%
71%
49.7%
2023
2024
2025

(1) Total shareholder return includes the share price change between 31 December 2023 and 31 December 2025 plus dividends paid during the year, the 2023 and 2024 final dividend and the 2025 interim dividend, assuming reinvestment at the prevailing share price
(2) Paid and proposed.
(3) As at 31 December.
(4) The number of ordinary shares in issue excludes own shares held.

Earnings per share (EPS) (pence)

19%
2 year CAGR


2025
68.0
+27% vs 2024
2024
53.5
+12% vs 2023
2023
47.9

Ordinary dividend per share (DPS) (pence)[(2)]

38%
2 year CAGR


2025
9.5
23.0
32.5p
+51% vs 2024
2024
6.0
15.5
21.5p
+27% vs 2023
2023
5.5
11.5
17.0p
Interim dividend
Final dividend

Total buybacks (£bn)

£5.8bn
3 year cumulative 2023-2025


Ordinary shares outstanding(3)(bn)
UK Government ownership(3)(%)
2025
1.5
1.5
8.0
0
2024
2.2
2.2
8.0
9.99
2023
0.8
1.3
2.1
8.8
37.97
Directed buyback
On market buyback

Tangible net asset value (TNAV) per share (pence)[(4)]

15%
2 year CAGR


2025
384
+17% vs 2024
2024
329
+13% vs 2023
2023
292

Key performance indicators

Measuring our 2025 performance

Financial

Return on Tangible Equity

19.2%


17.8%
17.5%
19.2%
2023
2024
2025

✓ (1) Achieve a Return on Tangible Equity in the range of 15–16% in 2025.

Read more: Our investment case on page 16 and our Outlook statement on page 10.

Common Equity Tier 1 (CET1) ratio

14.0%


13.4%
13.6%
14.0%
2023
2024
2025

✓ (1) Continue to target a CET1 ratio in the range of 13–14%.

Read more: Our investment case on page 16 and our Outlook statement on page 10.

Income (excluding notable items)

£16,400m


£14,339m
£14,648m
£16,400m
2023
2024
2025

✓ (1) Income excluding notable items to be in the range of £15.2–15.7 billion in 2025.

Read more: Our investment case on page 16 and our Outlook statement on page 10.

Operating expenses (excluding litigation and conduct)

£8,095m


£7,641m
£7,854m
£8,095m
2023
2024
2025

✓ (1) Operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs in 2025.

Read more: Our investment case on page 16 and our Outlook statement on page 10.

Climate and sustainable funding and financing(3) (£bn)

£110.3bn (LA)


£8.1bn
£24.5bn
£29.3bn
£31.5bn
£16.9bn
£110.3bn
H2 2021
2022
2023
2024
H1 2025
Total

✓ (2) Target to provide £100 billion of climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

Read more: Sustainability review on pages 48 to 56 and Section 172(1) statement on page 36.

(1) Performance against 2025 guidance given in our 2024 Annual Report and Accounts.
(2) Performance against 2025 targets given in our 2024 Annual Report and Accounts.
(3) For the reporting periods ended 31 December 2024 and 30 June 2025, the NatWest Group climate and sustainable funding and financing inclusion (CSFFI) criteria (available at natwestgroup.com) published in March 2024 were used to determine eligible assets, activities, targets and companies for inclusion. For the year ended 31 December 2023, the CSFFI criteria published in December 2022 were applied. For the year ended 31 December 2022, the CSFFI criteria published in October 2021 were applied. Climate and sustainable funding and financing represents only a relatively small proportion of our overall funding and financing activities. The climate and sustainable funding and financing criteria which underpinned our £100 billion target has been retired and replaced with our climate and transition finance framework (available at natwestgroup.com), which underpins our target to provide £200 billion climate and transition finance (as defined in the framework) between 1 July 2025 and the end of 2030.

Key performance indicators continued

Non-financial

Retail Banking customers banking entirely digital R

81.8% (LA)


76.8%
78.7%
81.8%
2023
2024
2025

✓ (1,2) Achieve our 80% target for Retail Banking customers for banking entirely digital.

Read more: Sustainability review on pages 46 to 47.

Commercial & Institutional banking digitally first R

84.5% (LA)


80.9%
82.9%
84.5%
2023
2024
2025

✗ (1,3) Our target was 85% for Commercial & Institutional customers for banking digital first. We narrowly missed our target, achieving 84.5% in 2025.

Read more: Sustainability review on pages 46 to 47.

Build and strengthen a healthy culture[4] R

84%


83%
83%
84%
2023
2024
2025

✓ (1) Achieve our culture target of 83 points as measured through the Our View colleague survey.

Read more: Sustainability review on pages 59 to 63.

Net Promoter Score® (NPS)[5] R


2025
2024
2023
21
23
25
NatWest Retail Banking
-8
-7
-5
Commercial & Institutional NatWest £0-£750k
8
5
6
Commercial & Institutional NatWest £750k-£250m

✓ (1) On average, to meet our targets.[6] Targets are set to maintain or improve.

Read more: Customer trust and advocacy on page 35.

Key

- Disciplined growth
- Bank-wide simplification
- Active balance sheet and risk management
- R Link to remuneration. Read more: Annual remuneration report on pages 151 to 168.
- ✓ 2025 target achieved
- ✓ Target on track
- ✗ Target not met

(1) Performance against 2025 targets given in our 2024 Annual Report and Accounts.

(2) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony in a rolling 90 days in the reporting period. Inactive customers and customers with no channel usage, mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement. Read more on the scope of measurement in 2025 Sustainability Basis of Reporting.

(3) Commercial & Institutional (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period ending 31 December 2025. Read more on the scope of measurement in our 2025 Sustainability Basis of Reporting.

(4) The culture index used to measure culture consists of 10 questions as defined and measured in Our View, our colleague survey. NatWest Group Our View results exclude our colleagues in Ulster Bank RoI, Poland and FreeAgent. To enable like-for-like year-on-year comparisons, all scores are based on the Willis Tower Watson (WTW) calculation methodology.

(5) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.

(6) NatWest Group uses Net Promoter Score (NPS) methodology across the customer business segments, reflecting the contribution of each segment to NatWest Group income. Where NPS is not applicable, an internal Customer Touchpoint Rating (CTR) and independent Deal League tables is applied to assess NatWest Markets' customer performance. We met or exceeded 11 out of the 12 customer goals set for 2025.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71.

Delivering our strategy continued

Progress against our 2025 strategic priorities

Disciplined growth

We've continued to grow our customer base to over 20 million customers. During 2025, we successfully integrated around one million Sainsbury's Bank customer accounts and launched new NatWest Boxed strategic partnerships with The AA and Saga. In Private Banking & Wealth Management we grew customer assets and liabilities (CAL) by 10% to £119 billion. In 2025, Commercial & Institutional grew lending by £12.3 billion, and committed £4.6 billion to UK social housing.

#1
Leading lender in the UK infrastructure sector and leading flow in digital self-serve mortgages

around 1 million
Sainsbury's Bank customer accounts successfully integrated

49%
Share of AUMA in total Private Banking & Wealth Management CAL

Bank-wide simplification

Our focus on bank-wide simplification enabled us to reduce complexity in our operating model, drive long-term customer growth and achieve greater productivity. To accelerate our progress, we are developing in-house capabilities to deliver efficiency and innovation. We have advanced our transition to cloud infrastructure and established partnerships with global technology leaders, becoming the first UK bank to sign a strategic collaboration with OpenAI.

5.6 days
average deployment frequency of code to business applications in 2025, down from 10.0 days in 2024

51%
of internal and external business service applications on the cloud in 2025 (2024 – 44%)

>12,000
coders have access to AI coding assistants

Active balance sheet and risk management

In 2025, we strengthened our balance sheet, reduced risk-weighted assets (RWAs) by £10.9 billion, kept cost of risk low, and returned £4.1 billion to shareholders. Across the business, we improved data quality, executed mortgage securitisation, enhanced risk analytics, and delivered stable funding – reflecting disciplined management and resilience.

252bps
of capital generation delivered pre-distributions in 2025

£10.9 billion
benefit from RWA management actions as we continued to actively manage our balance sheet and create capacity for lending growth

16bps
Loan impairment rate – below the 2025 guidance of 20 basis points

Read more: Chief Executive Officer's review on pages 8 to 10, Business performance review on pages 25 to 32 and Financial review on pages 83 to 94.

Succeeding with customers

Case study – helping build better businesses

Backing local businesses to grow and thrive

As a teenager, Dave Keeler worked at the Strands Hotel and Screes Inn in Nether Wasdale, Cumbria, launching his career in hospitality there. After working all over the world in the sector, Dave returned to the Lake District with the ambition of running the hotel and restaurant where it all began for him.

NatWest Group helped Dave and his business partners to purchase the business, and with the support of his relationship manager, he's upgrading the hotel's operations and forging links in the local community, which allow him to support other local businesses and create local jobs.



The Lake District

Our impact

Support for a local enterprise, creating local jobs.

Enabling business investment.

Providing long-term business support.


NatWest
Group

'Being a NatWest customer – it's feeling like you're dealing with a local business, but one that has the strength of a big corporation. Without the support of NatWest, I wouldn't be standing here. We wouldn't have the ability to do this.'

Dave Keeler, owner of the Strands Hotel and Screes Inn, Nether Wasdale, The Lake District

Dave Keeler (left) and NatWest Group Senior Relationship Manager, Mark Ward (right)

Market environment

Adapting to evolving market trends

The environment we operate in is constantly evolving. Understanding the influences on our business and our customers enables us to prepare for change, respond quickly and create value for the long term.

Meeting customer needs through changing macroeconomic conditions

UK inflation rose to 3.8% in 2025, before falling towards the end of the year. Unemployment increased steadily, reaching 5.1% in November 2025. Wage growth slowed, but at 4.7% in November 2025, remained higher than inflation. The Bank of England cut the base rate four times from 4.75% at the start of 2025, to close the year at 3.75%.

House prices rose modestly in most regions of the UK, but fell in London. GDP growth looked set to beat modest forecasts, with the Office for Budget Responsibility predicting 1.5% growth for 2025. In markets, sterling strengthened against the US dollar, but weakened against the euro. The FTSE All Share Index rose strongly in 2025, along with most major indices.

Our response

In 2025, we continued to adapt our services to meet the evolving needs of our customers. As well as maintaining competitive interest rates on our savings and lending products, we adjusted our lending criteria to allow increased borrowing, responding to the need for greater flexibility highlighted by the Financial Conduct Authority.

In April 2025, we introduced Family-Backed Mortgages – allowing eligible customers to apply for a joint mortgage with a family member or friend – to help more first-time buyers own their own home. In November 2025, we launched Shared Ownership Mortgages, which allow customers to buy a percentage of their home.

In March 2025, we announced our ambition to significantly expand support to UK businesses to start up and scale by offering 10,000 entrepreneurs the chance to join the Accelerator community. And to enable more high-growth companies to access funding against the value of their intellectual property, we announced plans in October 2025 to expand the availability of IP-backed loans to businesses in Scotland. We also continued to be a vital voice for business in 2025, convening our inaugural Mid-Market Growth Council meeting to support mid-market companies.

Over
12,000
small businesses supported through our Accelerator app at the end of 2025.

Investing in digital security to keep customers safe

Protecting our customers remains a top priority against the backdrop of a threat landscape which is being shaped by geopolitical tensions, ransomware attacks, and increasingly sophisticated adversaries. Regulatory expectations are also rising, with key frameworks setting new standards, and firms expected to demonstrate robust cyber defences and operational resilience.

Our response

NatWest Group continued to invest in security and resilience measures to protect its customers and operations in 2025:

- The Security Operations Centre expanded its team of analysts in 2025, increasing coverage of real-time monitoring, backed by investment in automation. This enabled an increasingly rapid response to threats.
- Assurance processes continued to be enhanced to ensure new products and services have the required security controls in place.
- Through NatWest Group's AI Centre of Excellence, we continued to develop the use of AI technologies to enhance our defensive capabilities against the threat of bad actors using AI and machine learning for deep fakes and advanced phishing.
- We enhanced our approach to identity and access management to safeguard sensitive information and mitigate risks associated with unauthorised access.
- We mandated that all suppliers based in, or operating out of the UK hold independent assurance, accredited to Cyber Essentials Plus at minimum.
- Over 57,000 colleagues completed cybersecurity learning in 2025, reinforcing a culture of security awareness.

Over
57,000
colleagues completed cybersecurity learning in 2025, reinforcing a culture of security awareness.

Disciplined growth | Bank-wide simplification | Active balance sheet and risk management

Market environment continued

Focusing on a rapidly evolving regulatory landscape

We operate in a highly-regulated market that continues to evolve. Regulatory focus is currently centred on changes needed to deliver the UK Government's plans for economic growth. We remain involved in work to shape and implement post-financial crisis prudential measures, through the Basel 3.1 Framework, and helping to drive reforms to deliver a more robust regulatory landscape.

Our response

We constantly monitor regulatory change and work with regulators to help shape developments that materially impact the bank, responding either bilaterally or in partnership with one of our industry bodies. We implement new regulatory requirements where applicable and engage frequently with regulators to discuss their priorities. Focus areas in 2025 included:

- Capital and liquidity management, including the UK's approach to the implementation of Basel 3.1.
- Working with the FCA to define a new targeted support model to narrow the gap between generic guidance and affordable financial advice.
- Supporting the regulator's plans to modernise the UK redress system and the role of the Financial Ombudsman Service in customer disputes.
- Influencing the strategic direction of the UK payments network.

Engagement with 37 regulatory consultations.

Responding to climate-related risks and opportunities

We have an ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050. This is aligned with the UK's legal obligation to be net zero by 2050. We continue to focus on supporting our customers' transition and our own ambitions to be net zero. Achieving our climate-related ambitions and targets is dependent on a range of factors, including timely and appropriate government policy, technology developments, and on suppliers, customers and society supporting the transition.

Our response

We're focused on supporting customers' climate transitions by providing products, tools and insights that help them reduce emissions, build resilience and access sustainable finance opportunities. Our ambition is to be net zero across our financed emissions, assets under management and operational value chain by 2050. This is aligned with the UK's legal obligation to be net zero by 2050.

Our climate transition plan is embedded within our financial planning process, ensuring climate-related risks and opportunities inform strategic decisions.

In July 2025, we set a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. Our climate and transition finance framework has replaced the climate and sustainable funding and financing framework which underpinned our previous £100 billion target, which was exceeded in Q1 2025.

Climate and sustainable funding and financing provided between 1 July 2021 and 30 June 2025.

£110.3 bn (1) (LA)

Scaling our capabilities in technology

The financial services industry is undergoing rapid transformation, driven by accelerated advancements in generative AI, digital technology and data capabilities. These changes are reshaping business models, customer expectations, and risk landscapes.

Our response

NatWest Group is aiming to be a trusted leader in AI-enabled financial services, investing in AI at scale and modernising our digital services:

- We're transforming our data estate to provide a single view of each customer and better anticipate customers' needs. We have formed strategic partnerships to help us build a centralised, AI-powered data platform, empowering colleagues, and enabling real-time customer engagement.
- We've embedded AI in our customer journeys to improve the customer experience. AI tools, such as Cora, our virtual assistant, are improving timeliness and quality of responses to customers, and AI has reduced complaints handling time by c.19 minutes per case, saving the equivalent of over 22,000 hours in 2025.
- We use AI to aid in the detection and prevention of fraud and financial crime, with innovations like Tunic Pay enhancing risk assessment and customer protection.
- We've set ourselves standards for responsible AI with our AI and Data Ethics Code of Conduct. In 2025, we rolled out AI tools including GitLab Duo and Microsoft Copilot to colleagues to help meet customer needs safely and responsibly.

Strategic partnerships with global technology leaders, including AWS, OpenAI and Google.

(1) Climate and sustainable funding and financing and climate and transition finance represent only a relatively small proportion of our overall funding, financing and facilitation activities.
(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71 for details.

Disciplined growth | Bank-wide simplification | Active balance sheet and risk management

Succeeding with customers

Case study – helping people manage their money

Building financial confidence

With 46% of UK adults lacking financial confidence (according to the MoneyView 2025 report), NatWest Group recognises the need for simple, practical support to improve financial wellbeing across the country. Financial Foundations is NatWest Group's free financial wellbeing programme, delivered largely by Retail Banking colleagues trained to provide impartial guidance and encourage open conversations about money management.

Built around interactive workshops, the programme offers practical help to businesses, charities and community groups, whether they bank with NatWest or not. In 2025, more than 1,500 workshops reached almost 31,000 people, helping attendees build budgeting skills, understand fraud risks and improve their financial resilience.



Birmingham

Our impact

Participants leave with tools to take action and 92% would recommend the workshops.

90% feel more confident about managing/ protecting their finances since the workshop.

93% feel they learnt things about better managing money.


NatWest
Tomorrow Begins Today

'The workshop made a real difference. Hearing others share their experiences and receive practical guidance helped me understand where I could make small changes, and I left feeling much more confident and in control.'

Atli Coakley, Regional Account Manager, Portico

Gurpreet Kaur Sohal, Manager, Walsall Branch (left) and Atli Coakley (right)

Business performance review



Retail Banking

'We combine the best of our technology with the magic of our people to deepen connection and engagement with our customers. We continue to attract customers by being there in the moments that matter, with the experience and expertise they need.'

Solange Chamberlain, CEO, Retail Banking

Financial highlights

Metric	2025	2024
Net loans to customers	£216.1bn	2024: £208.4bn
Return on equity	24.7%	2024: 19.9%
Total income	£6,495m	2024: £5,650m
Operating profit	£3,121m	2024: £2,431m
Customer deposits	£202.6bn	2024: £194.8bn
Risk-weighted assets	£68.5bn	2024: £65.5bn

In Retail Banking, our aim is to be our customers' trusted partner as we make banking simpler and more personal. We are here to succeed with our 19 million customers in the moments that matter – from helping with first savings goals and buying a home, to building financial confidence and helping people and families with planning for their future. We are combining national reach with the local expertise of our colleagues to help people across the UK make real progress with their financial ambitions.

Our focus in 2025

We continued to grow our customer base and deepen our engagement with a focus on youth, families and affluent. Our Youth proposition enjoyed another year of strong performance, achieving 5% growth; Rooster Money, which empowers young people and families to build healthy financial habits, is now serving 15 times more customers than when we first acquired the company. Retention of our younger customers, as they move into adulthood, remained strong at 97%, reflecting the trust built through early engagement. And among families, we supported one in three UK households with their financial needs – both for the everyday and the bigger life moments. In 2025, we also welcomed around one million customer accounts from Sainsbury's Bank into NatWest Group, who accessed over 27,000 additional products in the first two months post integration.

Making it easier to manage money

Our customers continued to embrace digital banking as their preferred way to manage their everyday finances, with 81.8%[(1)(LA)] of our customers banking entirely digitally in 2025. Across our customer base, digital engagement continued to grow with 325 million interactions per month and customers logging into the app more than 30 times on average monthly. As a result, 97% of all our customers' needs were met through digital channels. Our mobile app is designed to make money management clear and intuitive. Our Spending and Budget Tracker, Savings Pot feature, Virtual Cards and Subscription Tools were used millions of times each month in 2025. Alongside our digital banking tools, colleagues supported customers through more than 1,100 points of physical presence, providing personal guidance and support. We served around 1.2 million affluent customers, of which almost half were served via our Premier proposition, broadening our reach and engagement with these customers.

Helping customers achieve their goals

Supporting customers' long-term financial wellbeing remained a priority. We delivered more than 307,000 Financial Health Checks with tailored guidance on budgeting and planning ahead. NatWest colleagues also ran over 1,500 Financial Foundations workshops, supporting 31,000 people to help strengthen their financial resilience. And through NatWest Thrive, our youth education programme, we reached over one million young people across the UK in 2025.

(1) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony in a rolling 90 days in the reporting period. Inactive customers and customers with no channel usage, mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement. Read more on the scope of measurement in 2025 Sustainability Basis of Reporting.
(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71 for details.

Business performance review continued

We also worked to simplify borrowing so customers can access credit confidently. Around 99% of loan applications are now completed digitally. Credit card market share has increased by one percentage point to 11%, supported by the balances acquired from Sainsbury's Bank. Expanding our offering to whole of market and strengthening our presence across aggregator sites, attracted over 700,000 new customers since launch. More than 60% of customers accessed Know Your Credit Score to help them take control of their credit health, and over 3.5 million spending insights were delivered to our customers.

Helping customers to save, invest and manage their money remained central to us being their trusted partner. Competitive savings products and simple in-app journeys led to 1.3 million new savings accounts being opened in 2025. Our investment proposition also expanded, with more than 170,000 Retail Banking customers investing through NatWest Invest.

We supported more people on their journey to owning a new home in 2025. We helped 50,000 first-time buyers onto the property ladder, with our new Family-Backed Mortgage and Shared Ownership options opening the door for many who would have otherwise struggled to buy alone. And we made the home-buying journey faster, with average application times reduced by 30%. We also expanded access to buy-to-let mortgages through a new strategic partnership with Landbay delivering solutions for landlords and investors operating through limited companies.

Simplifying processes to provide better customer experiences

We simplified our technology estate, and improved our ability to scale, by moving to a single online banking platform. Our mortgage platform improvements reduced the time required to change the rate we offer customers to two days at the end of 2025. In addition, new deployment capabilities allowed us to release banking app changes as soon as they are ready, rather than monthly. We have also reduced legacy telephony systems so that customers experience a more reliable, consistent service every time they bank with us.

In 2025, we launched our real-time fraud self-service, allowing customers to take immediate, informed action to protect themselves, giving them greater peace of mind and reducing call volumes. This helped lift our fraud Net Promoter Score® (NPS) to +60 and reduced fraud-related call volumes by around half. Our overall fraud-prevention performance remained sector-leading, and we continued to rank first among UK banks in the Payment Systems Regulator league tables.

Customers' expectations continue to evolve at pace and we are using AI to create a more connected, agile, and personalised experience for our customers. Cora, our virtual assistant, handled millions of conversations each month, giving customers quick, easy access to help whenever they needed it. We are also leveraging AI to remove complexity for colleagues, saving over 70,000 hours through automated call and chat summaries and another 17,500 hours through faster, high-quality complaint responses. Colleagues completed over 20,000 hours of AI learning in 2025 and more than 12,000 engineers bankwide now have access to AI coding assistants, supporting efficiency and faster feature deployment.

Our priorities for 2026

Our ambition is to help customers build financial confidence and achieve their goals with greater certainty. We aim to grow by deepening relationships across youth, families and affluent segments. As part of this, we have made a £10 billion commitment to support first-time buyers in 2026. We plan to grow Premier Banking customers to one million and treble the number of Retail Banking customers investing with us from 170,000 to over 500,000. We plan to invest in modern, intuitive digital experiences alongside our national and local presence to deliver a simpler, smarter, and more personalised banking experience, reducing our cost:income ratio below 40% by 2028.

Spotlight

Helping families open doors: NatWest Group's innovative mortgage solution

NatWest Group remains committed to responsible lending, aiming to help more people achieve home ownership with confidence and security. To support first-time buyers in entering the property market sooner, NatWest Group launched the Family-Backed Mortgage in April 2025, with over £300 million of lending delivered by December 2025.

This product allows eligible customers to apply for a joint mortgage with a family member or friend while retaining sole ownership of the home. Known as a Joint Borrower Sole Proprietor (JBSP) mortgage, it combines the incomes of both parties, increasing the borrower's capacity to secure a larger mortgage. Notably, the Family-Backed Mortgage doesn't require the non-owner to contribute a deposit or hold any ownership rights.

We believe this is another innovative way in which we have responded to the needs of our customers, creating new pathways to home ownership and supporting a 1.9 percentage-point year-on-year increase in our share of the first-time buyer new business market.





> ‘I’ve never felt in a better place with my banking. The support from NatWest feels too good to be true. They really understand me, my career, and the financial challenges that come with my profession’.
>
> Lewis Richardson,
> Olympic medallist and professional boxer

Tara Cusack, NatWest Group Premier Banking Manager (left) and Lewis Richardson (right)

Case study – helping people manage their money

Building trusted customer relationships

When Olympic boxing medallist Lewis Richardson reached out to NatWest Group at the start of his professional career, colleagues from the Business Banking and Premier Banking team worked with him to understand his unique requirements.

From assisting Lewis to swiftly open a Business Banking account before his first professional fight, to explaining the full range of benefits of Premier Banking, NatWest Group is helping this professional athlete to turn his possibilities into progress.

Now, with a dedicated team behind him and tailored financial planning support, Lewis confidently focuses on his boxing career, knowing NatWest Group is a trusted partner in his financial journey.



Colchester

Our impact

Dedicated business relationship manager support.

Rapid Business Banking account opening.

Access to the full range of Premier Banking products and investment advice.



Private Banking & Wealth Management

'In 2025, we built on our foundations for sustainable growth and set clear strategic priorities. Our clients remain at the heart of everything we do, and we aim to deepen our relationships with them every day across banking, lending, financial planning and investment management.'

Emma Crystal, CEO, Private Banking & Wealth Management

Financial highlights

Total income
£1,131m
2024: £969m

Return on equity
21.7%
2024: 14.2%

Customer deposits
£42.7bn
2024: £42.4bn

Operating profit
£394m
2024: £264m

Net loans to customers
£18.9bn
2024: £18.2bn

AUMA
£58.5bn
2024: £48.9bn

With over 330 years of experience in Private Banking & Wealth Management, Coutts serves UK-connected high and ultra-high-net-worth individuals and their business interests. Our comprehensive suite of services and products – including banking, lending and wealth management – are tailored to meet the diverse needs of our clients. In addition, through our investment products and services we meet the needs of customers across NatWest Group.

Our focus and highlights in 2025

In 2025, we continued to be a trusted partner for our clients. We managed £119.0 billion in customer assets and liabilities (CAL), growing balances by £10.5 billion during 2025. At the end of 2025, we delivered a return on equity of 21.7% and registered a two-point increase in our Net Promoter Score® (NPS) which rose to +50, underscoring the strength of our client relationships and the value we create.

In 2025, we announced our ambition to be the UK's number one chosen partner for Private Banking & Wealth Management. We developed and implemented a more personalised and structured engagement model, ensuring each client has an experience which best meets their needs. We also announced our refreshed fee structure and enhanced our technical infrastructure to support this. Our strong relationships with the Retail Banking and Commercial & Institutional business segments continue to deepen, allowing us to offer the best of NatWest Group to eligible clients.

Throughout 2025, we deepened relationships with clients through proactive engagement, including support around market uncertainty. Our investment offering delivered strong growth in 2025 as assets under management and administration (AUMA) increased by £9.6 billion, including £4.6 billion AUMA net inflows, to £58.5 billion, which forms 49% of our customer assets and liabilities. Our clients' digital experience also continues to improve – for example, through enhanced investment reporting in our mobile app which allows clients to more easily view their accounts and returns over time – and is evidenced by our mobile NPS, which rose to +54 at the end of 2025.

Putting technology to work for clients

Simplifying our business to deliver efficiencies and promote sustainable growth remains a priority. We have commenced the transfer of our technology operations and digital engineering to alternative locations to optimise costs whilst retaining our operating system expertise where we find the highest level of specialist knowledge. Our newly launched client engagement workflow tool will significantly reduce the time taken to provide clients with straightforward advice.

Additionally, the implementation of AI tools has delivered notable efficiencies. For example, by reducing call summarisation time by more than 70% we have been able to increase the amount of time spent speaking to our clients. Enhancements to our client journeys in 2025 have created a smoother experience, including streamlining our digital mortgage switch journey, which has supported a nine percentage-point increase in mortgage retention since 2024.

Investing for the future

Our ambition for our financed emissions and assets under management to be net zero by 2050 is dependent on external factors. We have continued to support our clients with £196 million of climate and sustainable funding and financing[1] during the first half of 2025 and £199 million climate and transition finance[1] in the second half of 2025. For investments, 50% of our managed assets were considered portfolio aligned as at 31 December 2025. In 2025, we reviewed our responsible investing approach, including our climate ambitions, to ensure alignment with customer needs and market standards. Following the review, we have withdrawn portfolio alignment from our entity level 2030 ambitions, recognising a lack of market consensus on how to define portfolio alignment within a wealth management context. We have retained our 2030 Weighted Average Carbon Intensity (WACI) ambition, which reflects market best practice and continues to provide a standardised measure through which we can monitor progress towards our net zero by 2050 ambition. Detailed climate-related disclosures are published in the NatWest Group plc 2025 Climate Transition Plan Report.

Simplifying our business

In December 2025, we announced an agreement for the sale of our majority stake in Cushon, a workplace savings and pensions FinTech. This transaction is consistent with our strategic priorities, as we focus on delivering disciplined growth across NatWest Group, while simplifying our bank and actively managing our balance sheet to deliver attractive returns. The sale is expected to complete in the first half of 2026, subject to regulatory approval. Cushon represents £4.0 billion of assets under administration (AUA) as at the end of 2025.

Our priorities for 2026

In 2026, we aim to deepen relationships with clients by further enhancing our proposition, with an emphasis on transforming how we meet our clients' investment needs, including developing our digital propositions for customers across NatWest Group. We plan to continue to simplify our operational foundations for scalable growth, investing in technology which further improves our capabilities to enhance the client experience and support our colleagues.

We'll look to expand our business development pipeline, using the existing network of prospective clients across NatWest Group. This includes supporting Retail Banking to achieve its goal of trebling the number of customers investing with us, and offering a personalised experience to help customers achieve their financial goals. This will continue to be enabled through responsible and sustainable balance sheet and risk management, alongside diversification of income.

We remain committed to achieving the 2027 targets shared at our 2025 investor spotlight event. These include intensifying our focus on UK-connected high and ultra-high-net-worth clients, both new and existing, and to increase the number of clients with £3 million+ CAL by around 20%[2]. In addition, we'll aim to treble the number of Commercial & Institutional customer referrals, and broaden and enhance our investment management proposition for our clients, as well as further extending it to customers across NatWest Group.

(1) Climate and sustainable funding and financing and climate and transition finance represent only a relatively small proportion of our overall funding, financing and facilitation activities.
(2) Excluding impact of Evelyn Partners acquisition.

Spotlight

Coutts website relaunch: improving the customer experience

Coutts relaunched its website, Coutts.com in November 2025. This incorporated its refreshed brand and visual identity as well as enhanced functionality to improve user experience, resulting in a 128% increase in overall site accessibility and usability.

Site security and usability were prioritised, with a new client log-in process and a redesigned insights section – the latter providing access to much richer content, including our new programme of investment and wealth planning insights, and thought leadership.

The new site has resonated well with clients, evidenced by the average browsing time for content more than doubling. In the first four weeks after launch, monthly visits were up 41%, and 79% of clients that we surveyed responded that they love the new look and feel, layout and navigation of the website.





‘The support from NatWest has been very important for Be.EV. At this early stage of the company’s growth, we want to work with a banking partner that can adapt and evolve as we’re evolving. Thanks to the financing we’ve received, we’ve been able to roll out charging infrastructure rapidly across the UK.’

Asif Ghafoor, CEO, Be.EV

Madeleine Mullane, Vice President, NatWest Group Structured Finance team (left) and Asif Ghafoor (right)

Case study – supporting balanced UK growth

Powering growth in the UK’s EV infrastructure

NatWest Group supported Be.EV – a fast-growing, mid-market electric vehicle (EV) charging network – by using our extensive infrastructure roll out experience to tailor a flexible financing solution. Acting as one of two lenders and the sole UK bank, NatWest Group financed Be.EV’s capital expenditure to deploy around 600 new charge points across the country.

With teams in London and Manchester, we provided comprehensive services including interest rate hedging, agency and security trustee roles, and transactional banking. Beyond funding, NatWest Group offered guidance on business planning, operational controls, and future refinancing, establishing ourselves as a trusted partner supporting Be.EV’s growth and long-term success.



Manchester

Our impact

Financing the roll out of around 600 new EV charge points.

Guidance in establishing a bankable business plan.

Funding for critical sectors within the UK economy.

Business performance review continued



Commercial & Institutional

'We will support UK-wide growth by backing regions, championing mid-sized businesses, investing in future infrastructure, and supporting entrepreneurs and innovators to thrive across dynamic businesses and sectors.'

Robert Begbie, CEO, Commercial & Institutional

Financial highlights

Total income	Return on equity
£8,809m	**19.1%**
2024: £7,957m	2024: 17.2%

Customer deposits	Operating profit
£196.4bn	**£4,064m**
2024: £194.1bn	2024: £3,585m

Net loans to customers	Risk-weighted assets
£154.2bn	**£111.9bn**
2024: £141.9bn	2024: £104.7bn

As the biggest bank for businesses in the UK, Commercial & Institutional serves over 1.5 million customers with an extensive presence across all regions and nations of the UK. From start-ups to global institutions, we connect our customers with expertise, industry insights and the solutions they need.

Our focus in 2025

We are a leading UK bank for mid-market businesses and small and medium-sized enterprises (SMEs), serving one in every five small and mid-market businesses across the UK. Our unparalleled network of relationship managers, local insight, and commitment to simplifying and enhancing value, from banking technology to digital interactions, sets us apart as we deepen existing customer connections and build new ones across all our segments.

Supporting innovation

Innovation is a fundamental driver of sustainable growth for the UK, and we provide the services, expertise, and networks that help businesses to turn their ideas from possibilities into progress. Doing so allows us to directly contribute to a stronger, more dynamic UK economy.

2025 marked the tenth anniversary of our NatWest Accelerator network for entrepreneurs. Since 2015, this programme has helped create over 12,000 jobs and facilitate £684 million in investment for businesses. In 2025, we significantly expanded our Accelerator community to more than 12,000 members. Extending beyond financial support, our Accelerator Hubs offer full wraparound support to help businesses take the next step in their journey.

Universities also play an important role as innovation incubators and powerful engines of growth for the UK, as reflected in the Industrial Strategy. In November 2025, we agreed to open new Accelerators with four leading universities, and plan to expand to ten by 2027.

In parallel, we are strengthening our Venture Banking team to support the country's most innovative, venture-backed scale-ups with customised financial solutions and strategic expertise.

Removing barriers to investment

Our ability to remove barriers for our mid-market customers remains a core part of the value we deliver. In 2025, our CEO convened the first four meetings of the Mid-Market Growth Council, underlining our commitment to increasing connectivity and advocacy in this vital sector.

We continued to work with our customers to unlock growth aligned to key structural and policy priorities in the UK, particularly social housing and infrastructure investment. In 2025, we committed £4.6 billion of lending in to the UK social housing sector, taking total commitments to £8.7 billion – surpassing our upgraded ambition of £7.5 billion by the end of 2026. We're going further; our new ambition is £10 billion between 1 January 2026 and the end of 2028. At the same time, we retained our position as the number one lender to the UK infrastructure sector, completing more deals in 2025 than any other UK bank.

Business performance review continued

Making banking simpler

We continued to leverage technology to make banking simpler and more rewarding for our customers. 84.5%[(1)(LA)] of our customers primarily use digital channels to interact with us, enabling our front-line teams to focus their support where customers most value it. We also deployed new generative AI technology, for the benefit of our customers and colleagues. For example, all complaint calls are now summarised and transcribed by AI, this means we have a clearer and accurate record of the conversation enabling us to answer complaints faster and improve services. In Business Banking, AI summarisation is helping more than 200 colleagues save time and increase capacity for more impactful customer interactions.

We improved flexibility and convenience for our small business customers by increasing domestic payment limits from £100,000 to £250,000 on our mobile app, online banking and Open Banking. We also expanded credit card functionality, empowering businesses to optimise cash flow. Our digital-only proposition for the self-employed, Mettle, debuted strongly in the Competition and Markets Authority satisfaction survey, ranking second overall and scoring highly across all categories.

For our mid-market and corporate customers, we have made significant progress in updating our main digital channel, Bankline. We have now integrated our asset finance, trade finance, invoice finance, BACS, commercial cards and Agile Markets platforms into Bankline via single sign-on, making it easier for customers to access these products. We modernised critical features our clients need for complex payments and account management, which have been used more than one million times in 2025.

For our corporate clients, we were recognised as the 'UK's Best FX Bank for Corporates' and 'UK's Best FX Prime Brokerage' in the 2025 Euromoney Foreign Exchange Awards. As well as integration of Agile Markets into Bankline, we enhanced digital products for automated settlement, and expanded our markets foreign exchange offering to over 130 currencies.

Working towards a more sustainable future

Supporting the shift to a more sustainable future remains a core priority for our business. In Q1 2025, NatWest Group exceeded its target to provide £100 billion of climate and sustainable funding and financing between 1 July 2021 and the end of 2025. Commercial & Institutional delivered £95 billion against this target. Looking ahead, Commercial & Institutional will continue to play a critical role for NatWest Group to achieve its new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.

Our efforts supporting customers earned two awards at the Environmental Finance Bond Awards 2025 – 'Lead manager of the year, green bonds – sovereigns' and 'Lead manager of the year, social bonds – financial institutions'. We supported Électricité de France (EDF) update its green finance framework to include UK nuclear power activities and subsequently acted as a bookrunner for EDF's €1.25 billion green hybrid bond issued to support European nuclear power generation.

Our priorities for 2026

In 2026, we plan to accelerate our strategy. Our objective is to be the bank of choice in our priority segments: the leading bank for Startups; a leading hub for the UK Innovation Economy; and the top bank for UK mid-market corporates. We aim to create integrated propositions with other NatWest Group businesses and support entrepreneurs from start-up to scale-up, while meeting their personal financial needs.

We plan to continue to invest in technology to make banking simpler and strengthen customer relationships. This includes equipping relationship managers with AI-enabled tools, enhancing Bankline as a leading digital platform, and expanding more digital journeys with increased product and self-service capabilities.

We aim to strengthen our balance sheet and risk management with flexible capital allocation, dynamic pricing capabilities, disciplined resource management and expanded distribution capabilities to increase capital velocity.

Spotlight

Simplifying payments for enterprises: NatWest Group partners with Prommt

Many businesses still depend on manual bank transfers or card payments that can come with high fees, fraud risks, and slow processing times. We partnered with Prommt in August 2025, to give customers greater control, efficiency, and simplicity in managing payments.

Prommt is a leading pay-by-link platform that combines our business payment solutions Payit and Tyl into a single seamless solution for enterprise clients. By merging the speed and security of open banking with the flexibility of card payments, we're giving businesses a smarter, faster, and safer way to collect payments.

Our customers now benefit from a smarter selection of the best payment methods based on transaction value, and enterprise-ready features such as branded payment requests and recurring payments. We have also strengthened security through bank-authenticated payments.



(1) Commercial & Institutional (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period ending 31 December 2025. Read more on the scope of measurement in our 2025 Sustainability Basis of Reporting. Read more on the scope of measurement in 2025 Sustainability Basis of Reporting.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71 for details.

Our stakeholders

Understanding and supporting our stakeholders is vital to the success of our business. Detailed below are our key stakeholder engagements and how they help us improve outcomes for our customers, communities, and the environment. For further information on how stakeholder considerations influenced the Board's discussions and decision-making, refer to our section 172(1) statement on pages 36 and 37, and our Corporate governance report on pages 117 to 118.

Investors

We have a global engagement programme servicing our institutional equity and fixed-income investors, and private shareholders. We actively engaged with prospective investors during 2025, particularly as the UK Government exited its position in NatWest Group.

How we engaged

- **In 2025, we delivered a total shareholder return of 71.0%**.
- **We held 370 meetings with equity investors and 270 meetings with fixed-income investors in 2025,** attracting further investment by global equity funds, while maintaining strong relationships with our existing shareholders.
- **In addition to our quarterly results updates, we hosted three investor spotlights, offering a deep dive into NatWest Group's core businesses:** Retail Banking, Private Banking & Wealth Management, and Commercial & Institutional. Investors and analysts were given an opportunity to engage with senior management and discuss their priorities and ambitions for the businesses.
- **We continued to adapt to the challenge of how investors access shareholder information** in different ways. This included ongoing consideration of investors' increasing use of AI search.

→ **Refer to Our investment case on pages 16-17.**

Customers

We know that our success depends on the success of our customers. We want to understand their challenges, ambitions, financial objectives and concerns, and help them progress towards their goals by providing the right services at the right time.

How we engaged

- **Following the 2024 transaction to acquire the retail banking assets and liabilities of Sainsbury's Bank,** NatWest Group successfully completed the migration of around one million accounts in November 2025. To help ensure the transitioning customers were kept informed throughout the process, NatWest Group worked with the FCA and Sainsbury's Bank on engagement plans and established a dedicated phone number to support new customers.
- **We responded to requests from Coutts clients in 2025** by enhancing key features in the Coutts app and Coutts online banking – introducing valuation, performance charts and the latest investment insight articles.
- **In April 2025, we extended the Business Banking Lending Journey** to customers supported by our regional relationship manager (RRM) teams. RRM customers can now self-serve 24/7, receive personalised quotes in under three minutes, and complete applications in as little as 10 minutes.

→ **For our Net Promoter Scores, refer to page 35.**

Colleagues

By supporting our colleagues in what they do and by striving to make NatWest Group a great place to work, we provide them with the capabilities they need to succeed with customers.

How we engaged

- **Our colleague listening strategy in 2025 included:** regular colleague opinion surveys; a Colleague Advisory Panel, connected directly with our Board; the Colleague Experience Squad, which provided feedback on colleague products and services; and Engage, our internal social media platform.
- **The Our View colleague survey, enables us to track metrics and key performance indicators,** which we can benchmark with sector and high-performing comparisons. Over 50,000 colleagues (an 83% participant rate) participated in our September 2025 survey.[1]
- **We have continued to make progress in some key areas,** with our overall scores up by an average of one point year on year. Our lead strategic measures – Strategy, vision and behaviours (+2), Purposeful leadership (+1), Performance culture (+1), and Becoming a Simpler Bank (+2) – have all improved. However, we acknowledge we still have work to do to generate greater efficiency in our processes to best support our customers.

→ **Refer to Skilled, engaged and inclusive workforce on pages 59 to 63.**

(1) NatWest Group Our View results exclude our colleagues in Ulster Bank RoI, Poland & FreeAgent.

Our stakeholders continued

Communities

As a leading bank in the UK, we believe we can make a real and positive difference to the communities we live and do business in.

How we engaged

- **We established and built relationships,** with direct community investment of £11.0 million in 2025. Across our fundraising and volunteering programmes, colleagues raised £4.4 million and gave 142,775 volunteering hours. As well as our network of regional managers, our seven Regional Boards are also deeply connected into cities, towns and communities across all nations and regions of the UK.
- **We supported enterprise and engaged young people:** our Accelerator app supported over 12,000 small business at the end of 2025. Through our youth educational programme, NatWest Thrive, we reached over one million young people across the UK in 2025, with 80% reporting a positive change in behaviour towards their financial wellbeing after participation**.**
- **Empowering financial confidence:** our free Financial Foundations workshops are designed to help participants take control of their money and future. In 2025, our trained bank facilitators delivered 1,500 workshops to 31,000 participants.

Refer to Supporting customers and communities through our banking products and services on pages 41 to 44.

Regulators

We operate in a highly regulated market which continues to evolve. We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies and embed this in our business as a priority.

How we engaged

- **We worked closely with policymakers to support the UK Government's drive for economic growth,** which included FCA proposals for a targeted support model that aims to narrow the 'advice gap' between generic guidance and affordable financial advice, and deliver improved retail investment opportunities.
- **During 2025 we responded to material consultations,** including FCA proposals on reforming the Financial Ombudsman Service, Senior Managers & Certification Regime, and Consumer Credit Act, as well as proposals on the regulatory treatment of UK stablecoins and new, more customer-focused, mortgage rules.
- **With regard to developing the UK's capital framework,** we continued to engage with the authorities to promote an approach that shifts the balance towards supporting economic growth, while maintaining proportionate risk management.

Refer to the Risk overview on pages 74 to 79.

Suppliers

We are committed to creating a diverse and responsible supply chain, being fair and transparent with our suppliers and to reach net zero by 2050 across our operational value chain.

How we engaged

- **We introduced a new AI-powered sustainability risk tool** that enables NatWest Group to proactively assess and manage supplier risks. It integrates multi-source data and risk modelling to heatmap suppliers, identify emerging risks, and enhance transparency supporting regulatory compliance.
- **NatWest Group received the Gold Award from the Office of the Small Business Commissioner** under the Fair Payment Code, recognising our commitment to ethical business and SME support. The award is given to organisations that pay over 95% of invoices within 30 days.
- **A challenge for our supply chain in 2025 was to strengthen sourcing and contracting controls,** improving consistency in supplier due diligence and contract adequacy checks. Enhancements to toolkits, guidance and data validation helped reduce risk and improve governance for the supply chain.

Refer to the Driving a culture of integrity and responsible risk management on pages 64 to 66.

Our stakeholders continued

Spotlight

Building customer trust and advocacy

Listening to our customers

To ensure we understand our customers and can continue to meet their evolving needs, we measure customer satisfaction, advocacy and trust in our key brands and services via independent surveys. These insights are reported at the most senior levels of the bank and play a crucial role in informing our strategic priorities.

Consumer trust in Q4 2025

NatWest consumer trust improved in 2025 (49% vs 47% in 2024), as did Royal Bank of Scotland (34% vs 32% in 2024).

NatWest

49%

Q4 2024: 47%

Source: Kantar/NatWest Brand Guidance Programme, GB, Trust among consumers, 12-month rolling.

Royal Bank of Scotland

34%

Q4 2024: 32%

Source: Kantar/NatWest Brand Guidance Programme, GB, Trust among consumers, 12-month rolling.

Measuring customer advocacy through our Net Promoter Score

We track customer advocacy for our key brands using the Net Promoter Score® (NPS), a commonly used metric in the banking industry globally.(1) The improvements we have made saw NatWest Retail's NPS increase; we've also remained in 4th place in a competitive market. In Commercial & Institutional, NatWest £0–£750k NPS improved, with ranking increasing from 4th to 3rd place; NatWest £750k–£250m NPS remains the market leader in this segment with a small improvement in NPS. Royal Bank's NPS increased for Retail and £750k–£250m, and dropped in £0–£750k although improved rank position.

NatWest Q4 2025

Retail Banking(2)
25
Q4 2024: 23

Commercial & Institutional £0-£750k(3),(8)
-5
Q4 2024: -7

Commercial & Institutional £750k –£250m(4),(8)
6
Q4 2024: 5

Royal Bank of Scotland Q4 2025

Retail Banking(5)
28
Q4 2024: 21

Commercial & Institutional £0-£750k(6),(8)
-4
Q4 2024: 5

Commercial & Institutional £750k –£250m(7),(8)
15
Q4 2024: 7

Retail Banking – key measures Q4 2025

Account opening(2)
29
Q4 2024: 28

Mortgages(2)
27
Q4 2024: 25

Mobile banking(2)
51
Q4 2024: 49

Online banking(2)
35
Q4 2024: 32

Coutts Q4 2025

Coutts(9)
50
Q4 2024: 48

(1) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.
(2) Source: Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.
(3) Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover up to £750k, 12-month rolling.
(4) Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover between £750k-£250m, 12-month rolling.
(5) Source: Strategic NPS benchmarking study run through InMoment, Scotland, 12-month rolling.
(6) Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover up to £750k, 12-month rolling.
(7) Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover between £750k-£250m, 12-month rolling.
(8) The measure's name has been updated for clarity, with no change to its underlying definition or calculation.
(9) Coutts Voice of the Client survey run through Ipsos, 12-month rolling.

Section 172(1) statement

In this statement, we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company.

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2025, these remained investors, customers, colleagues, communities, regulators and suppliers. Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all our stakeholders, and that there may be impacted stakeholders outside the six key groups the Board has identified.

Examples of how the Board has engaged with stakeholders can be found in this statement and in the Corporate governance report on pages 117 to 118.

Our Board and committee terms of reference (available at natwestgroup.com) reinforce the importance of considering the matters set out in section 172 (the s172 factors, as set out opposite). Our Board and committee paper template also supports consideration of stakeholders and enables good decision-making.

The following illustrative examples provide insights into how principal decisions in two areas were made by the Board during 2025. Principal decisions are those decisions taken by the Board that are material, or of strategic importance to the company, or are significant to NatWest Group's key stakeholders.

The s172 factors

(a)	likely long-term consequences,
(b)	employee interests,
(c)	relationships with customers, suppliers and others,
(d)	the impact on community and environment,
(e)	maintaining a reputation for high standards of business conduct,
(f)	acting fairly between members of the company.

Climate and sustainability

s172 factors considered: a, b, c, d, e

What was the decision-making process?

In March 2025, the Board reviewed the evolving ESG landscape and reflected on the bank's broader strategic direction, including how sustainability considerations could support long-term value and good customer outcomes. These early discussions helped frame subsequent conversations and decision-making on climate and sustainability matters during 2025, and ensured directors remained alert to external developments.

At a dedicated climate spotlight session in October 2025, directors considered the UK's progress towards clean power and the infrastructure and investment that would be needed to accelerate the transition. They discussed the significance of the financial sector's role in supporting customers and the real economy through this period of change. In addition, directors reviewed proposals from management to define sustainability at NatWest Group, to review the bank's ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and to review the bank's baseline target-setting framework, to ensure the framework remained focused, credible and aligned with the bank's strategic priorities. In December 2025, the Board received an update on the energy system review carried out during 2025. This review had been conducted to ensure NatWest Group's strategy reflects the interconnected risks and opportunities across the energy value chain as the economy transitions toward net zero. It considered the systemic nature of the energy transition, which anticipates further growth in renewables, the important yet declining role of oil and gas, significant infrastructure investment and demand-side electrification. The Board supported management proposals for NatWest Group's new Environmental & Social (E&S) Energy Supply Sectors Risk Acceptance Criteria which reflect the outcome of this review, as described in more detail in the NatWest Group plc 2025 Climate Transition Plan Report.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

Directors considered the interests of investors, customers, colleagues, regulators and wider society in their discussions on these matters. The Board recognised that customers expected the bank to help them transition while continuing to support their day-to-day financing needs. The October 2025 climate spotlight reinforced that customer needs would evolve quickly as the UK invests in clean power and modernises its energy system. Directors considered how financing, advisory support and sector expertise could be aligned to help customers adapt. Regulator and investor expectations were also important considerations.

Directors noted that legal and compliance assessments of NatWest Group's climate and sustainability disclosures had been conducted to support compliance with regulatory reporting requirements. Investor feedback highlighted the importance of clear progress against climate and sustainability-related ambitions, targets and commitments and the need for a coherent narrative linking sustainability to the bank's long-term growth and risk management. Directors took all of this into account when considering NatWest Group's definition of sustainability, and our climate and sustainability-related ambitions, targets and commitments.

Section 172(1) statement continued

The Board considered colleagues and internal capabilities when reviewing the E&S Risk Acceptance Criteria, including the support required for colleagues working with customers in sectors undergoing transition.

Actions and outcomes

In July 2025, the Board approved a new target to provide £200 billion of climate and transition finance between 1 July 2025 and the end of 2030. Our climate and transition finance framework has replaced the climate and sustainable funding and financing inclusion criteria that underpinned our previous £100 billion target, which was exceeded in Q1 2025.

In October 2025, the Board approved:

- retaining NatWest Group's climate ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline.
- proposals to withdraw our previously disclosed 16 portfolio-level sector targets (validated by the Science Based Targets Initiative) and replace them with nine new portfolio-level activity-based targets.

Directors also supported management's proposed definition of sustainability at NatWest Group, stemming from purpose, starting with customers and focusing on the impact that comes from the core business of the bank.

→ **Further information on our climate governance framework can be found on page 106.**

Capital

s172 factors considered: a, e, f

What was the decision-making process?

During 2025, the Board approved a range of capital distributions, including the final dividend in April 2025 and the interim dividend and an on-market buyback of ordinary shares of up to £750 million, both in July 2025.

As part of our annual results announcement in February 2025, the Board also confirmed its intention to increase our ordinary dividend payout ratio from c.40% to c.50% from 2025 onwards.

In October 2025, the Board undertook a focused review of NatWest Group's capital framework and considered recommendations to revise our Common Equity Tier 1 target ratio. This review was conducted within the context of evolving regulatory capital requirements, peer benchmarks and feedback from shareholders and other stakeholders. In line with standard practice, the Group Board Risk Committee reviewed all capital distribution proposals and our capital framework prior to submission to the Board, taking into account views from the second and third lines of defence.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

When evaluating proposed capital distributions and revisions to the capital framework, the Board was focused on promoting the long-term success and financial resilience of NatWest Group for the benefit of all stakeholders. Directors considered the likely long-term consequences of each decision, NatWest Group's ongoing capacity to invest in the business, and our ability to continue serving customers sustainably.

The Board considered external expectations of capital distributions, noting differing preferences between equity investors and bondholders, as well as the importance of delivering consistent and predictable shareholder returns. The Board also considered regulatory changes to our capital requirements, peer benchmarks and the need to maintain robust capital buffers to enable NatWest Group to continue to deliver shareholder value and to support customers and the wider economy throughout the economic cycle.

The Board also ensured its decisions in relation to capital distributions were aligned with the commitment to a c.50% payout ratio, as noted in the NatWest Group plc 2024 Annual Report and Accounts, and external guidance provided in February 2025 and then updated in July 2025. Directors additionally considered societal expectations regarding responsible capital management, the importance of maintaining a resilient balance sheet, and the need to continue investing in NatWest Group's strategic priorities and technology transformation.

Actions and outcomes

The final dividend on 15.5 pence per ordinary share was approved by shareholders at the Annual General Meeting in April 2025 and an interim dividend on 9.5 pence per ordinary share was approved by the Board in July 2025.

An on-market buyback was approved by the Board in July 2025 up to a value of £750 million.

Case study – helping build better businesses

Supporting start-ups to scale

Through the NatWest Accelerator, we're supporting small businesses – like Hanan Tantush's adaptive clothing company, Intotum – by providing tailored workshops, one-to-one coaching, and networking opportunities.

After Hanan won our first Accelerator pitch competition in July 2025, we helped her develop growth strategies, connect with retail experts, and launch her new collection. By offering this kind of practical support, funding guidance, space for collaboration, and (from 2025) access to our Accelerator app, our Accelerator community is empowering entrepreneurs to scale their businesses successfully.



London

Our impact

Over 12,000 small businesses supported through the Accelerator app at the end of 2025.

12 Accelerator Hubs across the UK.

New partnerships with four leading UK universities to strengthen the UK's innovation and start-up ecosystem.



'Being a NatWest customer, I feel supported because I know that I'm working with a bank that genuinely cares about entrepreneurs and people wanting to start businesses. If I have questions about new opportunities that I don't have experience in, I know the Accelerator team can help me or connect me with someone with relevant experience. And that's meant that I feel really reassured.'

Hanan Tantush, Founder of Intotum

Elizabeth Parker, NatWest Group Acceleration Journey Manager (left) and Hanan Tantush (right)

Our approach to sustainability

We believe that as a bank we can make a positive difference for our customers, communities, and the UK economy. Our success is rooted in the success of our customers, so we focus on the impact that comes from the core of our business, what we do as a bank, building a strategy that is sustainable.

→ **Read more: Our business model on page 12 to 13 and Our strategy on page 15.**

→ **Read more on our Sustainability Disclosures at natwestgroup.com.**

A strategy that is sustainable

- **Disciplined growth**
- **Leveraging simplification**
- **Active balance sheet and risk management**

Stems from our purpose

We're the bank that turns possibilities into progress. We work to understand our customers' hopes and needs, and help them achieve their goals. We believe that doing this well helps our communities and the UK economy to progress.

Impact through our business

- **Helping customers manage their money and plan for the future**
- **Helping customers build better and more resilient businesses**
- **Facilitating balanced economic growth through our UK-wide network**

Supported by informed decision-making

We manage our impact by actively considering economic, social, and environmental factors in our decisions.

Read more about how this informs our key sustainability topics

Sustainability review continued

Key sustainability topics for our stakeholders and our business

To build enduring, trusted relationships with our customers and other stakeholders, we regularly engage with them to understand their needs and priorities. The themes that emerge help us identify where we can drive meaningful value through our activities, both for our business and society. We have defined the following topics as priorities in our efforts to address key sustainability challenges.

Driving impact through our business

- **Helping people manage their money and plan for the future**
- **Helping build better and more resilient businesses**
- **Facilitating balanced growth across the UK**


Key sustainability topics
Supporting customers and communities through our banking products and services
Innovation in our products and services
Supporting the climate transition
Safeguarding information and tackling financial crime
Skilled, engaged and inclusive workforce
Driving a culture of integrity and responsible risk management

	Read more on…
We help people manage their money, plan for the future and build more resilient businesses by offering banking products and services. By doing so, we believe we can contribute to more resilient communities and sustainable growth.	• Our business model: pages 12 to 13 • Business performance review: pages 25 to 32 • Helping people manage their money and plan for the future: pages 41 to 43 • Helping people build better and more resilient businesses: pages 43 to 44
We are focusing on innovation and digital transformation to improve our customer experience and help them build more resilient businesses.	• Business performance review: pages 25 to 32 • Improving customer experience and accessibility of our digital channels: pages 46 to 47 • Embedding AI in our customer journeys: page 47 • Digital stability: page 47
We are helping to address the climate challenge by supporting our customers' transition to a net-zero economy, embedding climate considerations into decision-making and risk management and pursuing our own ambition to be net-zero by 2050.	• Supporting the climate transition: pages 48 to 56 • Other document: NatWest Group plc 2025 Climate Transition Plan Report
We keep our customers' and colleagues' data safe to protect their privacy, and we have robust controls in place to tackle financial crime.	• Managing data privacy: page 57 • Detecting and preventing financial crime, corruption and bribery: pages 57 to 58 • Combatting fraud: page 58 • Cybersecurity and payment systems regulator performance data: page 58
We are building a highly skilled, motivated, inclusive and diverse workforce to meet the needs of our customers today and in the future.	• Building a future-ready workforce: pages 59 to 60 • Investing in talent and leadership capability: page 60 • Supporting colleague wellbeing: page 61 • Creating a diverse and inclusive workforce: pages 62 to 63
We want stakeholders to trust us to do the right thing; so we are building a culture of integrity, respect for human rights, and preventing corruption and bribery.	• Refreshing Our Code: page 64 • Protecting whistleblowers: page 64 • Conflicts of interest and advocacy and political involvement: page 65 • Respect for human rights: page 65 • Environmental and social risks: page 66 • Meeting our tax responsibilities: page 66

Investors | Customers | Colleagues | Communities | Regulators | Suppliers

→ **Read more on how we performed our assessment of sustainability topics in Our approach to assessment of key sustainability topics on page 67.**

Sustainability review continued

Supporting customers and communities through our banking products and services

We help people manage their money, plan for the future and build better, more resilient businesses. By doing this well, we believe we can make a positive difference for communities and support sustainable growth.

We focus on driving impact through the core of what we do, as a bank, for our customers. That involves improving financial wellbeing, helping our customers overcome barriers to starting up and growing their businesses, and making banking more accessible.

In 2025

Our Digital Regular Saver Account helped over **1.8 million** customers build savings habits

Rooster Money helped build confidence of **600,000** young people with money

Our Accelerator app grew with **12,000 members**

More than 50,000 first time buyers took their first step on the housing ladder with us

Through Banking My Way **640,000** customers told us about the support they need to bank with us

Know My Credit Score was used over **32 million** times by customers

Helping people manage their money and plan for the future

Helping people manage their financial wellbeing is integrated into the design of our products. People across the UK, regardless of their income, continue to seek to feel more confident in managing their finances. According to the MoneyView 2025 survey, 46% of UK adults didn't feel confident managing their money and 52% were struggling to keep up or have fallen behind with their commitments.(1) Building financial understanding is an important step, and we're aiming to help this through our products and services.

We offer a range of products, digital tools and features that support customers to improve their financial knowledge and wellbeing. These include personalised coaching plans based on their unique financial situation, and in-app tools such as Savings Goals, Round Ups and Know Your Credit Score. We also offer NatWest Rooster Money which is a children's prepaid debit card and pocket money app designed to help young people, up to the age of 17, gain confidence with money and build responsible spending habits. It reached 600,000 subscribers in 2025, compared with 474,000 in 2024, driven largely by new features and marketing partnerships.

Supporting customers with suitable products and services

The challenges that people experience when banking, with us or any other bank, informs the way we create products that make banking possible for more people. Our approach to supporting our customers through our products, services and tools is set out in Our Code.

As part of our product governance, we assess how customers with characteristics of vulnerability may be impacted by product design or changes through our Customer Vulnerability Impact Assessment. Before implementing any changes we make sure we have the right mitigants in place.

Through our marketing and communications, we focus on giving customers clear, fair and accurate information about our products so that they can make decisions about their finances. We explain the risks, costs and conditions of our products in plain language and make key details easy to find, not hidden in lengthy terms and conditions.

We offer financial products to support a wide range of customers and communities. In 2025, we looked to continue strengthening our accessible banking proposition, launching a new product to improve access to credit – the Credit Builder Credit Card. It is designed to help people boost their credit score and to start borrowing in a responsible, supportive way, with low credit limits and rewards to establish healthy repayment behaviour. We also offer affordable credit options like overdrafts and credit card instalment plans, supported with tools that help customers borrow responsibly. In 2025, 420,000 instalment plans were set up compared with 372,000 in 2024. We continued offering our Foundation account which provides basic banking with no fees or credit access for those with poor or no credit history, serving 860,000 customers in 2025, compared with 883,000 in 2024.

Getting onto the property ladder continues to be a financial challenge for people in the UK, especially first-time buyers facing rising house

(1) Survey by Money & Pensions Service can be found at maps.org.uk/en/publications/.

prices, high deposit requirements, and affordability pressures. First-time buyers make up over 30% of our new mortgage lending which is around £10 billion and we provided mortgages to more than 50,000 customers to take their first step onto the property ladder in 2025. We aim to continue our lending support by providing £10 billion in mortgage applications in 2026. Read more on our Family-Backed Mortgage on page 26.

Our senior personal bankers provide free reviews of finances for personal and business customers, supporting them to understand which products or services could help them progress towards their financial goals. We provided Financial Health Checks to 307,000 Retail Banking customers in 2025, compared with 321,000 in 2024.

We communicate with customers who may be struggling financially and provide them with access to a dedicated Financial Health and Support Team who offer specialist support and bespoke assistance. In 2025, we answered over 600,000 calls, sent over five million communications, and had over 500,000 digital engagements with our most financially vulnerable customers. Our communications signpost customers to tools and support to help improve their financial position. If a customer contacts us, we have a wide range of tailored solutions available to support them. We suppress interest on overdrafts at 32 days in excess and where customers miss payments on secured or unsecured debt, we give customers the flexibility to spread the repayment of missed payments over up to two years. Also, in May 2025, we removed unpaid direct debit fees for mortgage customers to align with loans and credit cards.

We took an active role in shaping the recommendations of the UK Government's Financial Inclusion Strategy. In 2025, it was announced we are one of the five banks to commit to piloting a refreshed approach to identity and verification for people experiencing housing insecurity and homelessness.

Through our Banking Facilities For All (BFFA) initiative, we support UK residents who face difficulties in providing traditional identification documents. These customers are typically refugees, individuals experiencing homelessness, those fleeing abuse and prison leavers. Through BFFA, we are working to end barriers to opening an account by accepting alternative forms of identification.

We actively support the UK Says No More campaign by offering Safe Spaces in 268 of our branches. These locations provide a private room for individuals experiencing domestic abuse to access a phone and contact support discreetly. Our colleagues have received specialist training on Safe Spaces and domestic abuse awareness.

Providing banking channels for customers

It is important to us that all our customers find banking with us simple and through a channel of their choice. Banking My Way helps us tailor our service to each customer. It allows customers to tell us the support they need to make banking easier, with a range of adjustments including a sign language interpreter, braille statements or simply speaking more slowly. It is available through the mobile app, online banking, in our branches and with our telephone teams. As at 31 December 2025, 640,000 customers had registered for additional support through Banking My Way compared with 397,000 in 2024.

We continued to offer mobile branches throughout 2025 with 613 unique stops as at 31 December 2025, compared with 600 in 2024. These branches allow customers to carry out their everyday banking, such as making deposits, withdrawing cash and paying bills.

We also continued to operate our network of 1,954 ATMs as at 31 December 2025, compared to 2,150 in 2024. This reduction in ATMs is due to a combination of branch closures and removal of remote ATMs.

Throughout 2025, we have installed a new generation of ATMs that provide access to enhanced features aimed at improving accessibility, multi-language support and security.

In 2025, we closed 100 branches, bringing our total number of branches as at 31 December 2025 to 384. In January 2026, we announced the closure of 32 branches. We closed mobile branches in locations with a Cash Access UK (CAUK) Banking Hub, as this offers customers a more permanent and comprehensive banking service. We are committed to providing customers with 12 weeks notice of a branch closure announcement. There are lots of other ways customers can bank with us, including mobile and online banking, video banking, our telephony teams, and the Post Office. We continue to work with CAUK and other banks to bring shared cash and banking services to communities. As at 31 December 2025, there were approximately 200 Banking Hubs and 150 shared cash deposit and withdrawal services across the UK. In most locations, a member of our team will be on hand once a week to help customers with their banking. In 2025, we renewed our commitment to delivering access to everyday banking services through over 11,500 Post Office locations.

Reviewing our products policies, and processes

As part of our ongoing review of our products, policies and processes, we made further enhancements to our 'Good Customer Outcomes Monitoring'. This involved surfacing an additional 200 data points to help identify and manage scenarios of potential harm, where customers may not be experiencing their products or services as intended by design. We have also continued to improve the precision of our Price and Value Documentation, required under the FCA Consumer Duty Regulation, so they cover different customer segments, notably those customers whose characteristics indicate they may be more susceptible to a poorer outcome.

Spotlight

Financial Foundations workshops

Following a successful pilot last year, Financial Foundations was expanded in 2025 to reach communities across the UK. This programme aims to help people make the most of their money and take control of their financial future through free, in-person, impartial money guidance workshops and a range of digital tools and resources. We expanded the programme through our Commercial & Institutional customers, helping to support employee financial wellbeing and, in turn, enhance engagement, productivity and retention.

Financial Foundations supports adults at all life stages, equipping them to develop financial resilience, plan for their future and protect against fraud and scams. Delivering workshops in person allows us to reach individuals within their local communities and workplaces, where it is accessible and convenient. Evaluation of the pilot improved and refined content and delivery and helped us understand the need for money guidance. Ongoing monitoring of post-survey data demonstrates participants feel more confident managing their money. During 2025, 1,500 workshops were delivered to over 31,000 participants.

We are now aiming to support
50,000 people
with free financial education in 2026, in their workplaces and communities.

Sustainability review continued | Supporting customers and communities through our banking products and services continued

Dealing with customer complaints effectively builds customer trust and complies with FCA standards. We focus on identifying and addressing the root causes of complaints to reduce them and, in turn, make banking easier for our customers. In 2025, we received 255,000 reportable complaints, compared with 239,000 in 2024. In 2025, we received 255,000 reportable complaints, up from 239,000, driven partly by the onboarding of Sainsbury's Bank customers, increased customer awareness, and rising levels of fraud and scams.

Approach to financial wellbeing

We set an ambition in 2023 to help 10 million people per year manage their financial wellbeing by 2027. In 2024, we exceeded our annual ambition to help 7 million people manage their financial wellbeing by supporting 7.8 million people. After reaching this milestone, we reviewed our ambition in the context of our strategy and decided to no longer separately measure, track, and report on this target.

Financial wellbeing is now sufficiently embedded in our strategy, and we continue to support customers through both broad and tailored products and services such as our Digital Regular Saver, Round Ups, NatWest Thrive programme, and Financial Foundations workshops, which will continue to be offered unless otherwise specified.

Two key programmes, NatWest Thrive and Financial Foundations, remain central to our work to improve financial wellbeing among our customers and communities.

NatWest Thrive: building confidence with money and future skills for the next generation

For over 30 years, we have run programmes to help young people grow their financial confidence. In 2025, we brought together several of these long-standing programmes – MoneySense, Dream Bigger and CareerSense – into a single free educational programme called NatWest Thrive.

NatWest Thrive provides bite-sized learning content for teachers, parents and youth workers. To connect with young people, we use relatable role models and real-life scenarios that help money matters and careers feel relevant. For example, we have drawn on our partnerships with Team GB and ParalympicsGB to bring in athlete ambassadors to inspire young people to take steps to shape the future they want.

In 2025, NatWest Thrive reached over

1 million

young people across the UK, with 80% of young people across schools and youth clubs reporting a positive change in behaviour towards their financial wellbeing after participating in NatWest Thrive.

Expanding the impact of NatWest Thrive with the National Youth Agency

Youth clubs can be an important hub for young people to access information they trust, in a setting they feel comfortable in.

Our partnership with the National Youth Agency enables us to connect with young people through youth clubs in underserved communities. Our £5 million levy fund pledge, which was increased from £3 million in 2025, continues to bring more qualified youth workers into the sector. Of those beginning a youth work degree apprenticeship qualification in the UK in 2025, NatWest Group supported a third through our apprenticeship levy funding.

Helping people build better and more resilient businesses

Homegrown businesses are the cornerstone of the UK economy. We believe we can contribute to more disciplined growth by supporting businesses of all sizes to start up, scale and adapt. Through core products and additional programmes, we are making it easier for businesses to manage their finances and overcome hurdles while focusing on building their business.

NatWest Accelerator: evolving to empower more entrepreneurs and businesses

The NatWest Accelerator community offers coaching, networking and resources to start-ups and small businesses, helping them grow and build vital foundations for long-term resilience. To extend the community's reach and impact, we switched to a hybrid model, launching the NatWest Accelerator app in March 2025. The app provides UK-wide access to learning, collaboration spaces, mentors and events, and as 31 December 2025 we had approximately 12,000 members registered on the app.

In 2025, we forged partnerships to drive inclusive growth and innovation. Our collaboration with Google supports responsible AI adoption, boosting digital capability for entrepreneurs. With JCDecaux UK, they empower early-stage businesses to scale through Out-of-Home advertising, increasing visibility and creating opportunities for sustainable business growth.

We also launched NatWest Accelerator Pitch, showcasing UK entrepreneurial talent and innovation to help increase their visibility and growth opportunities. Pitch provides a national platform for founders to present to expert judges and industry leaders. Since launching in March 2025, NatWest Pitch has attracted around 1,000 applications from founders nationwide. Its first two live finals, hosted in Manchester in July 2025 and London in November 2025, awarded £200,000 to six innovative businesses.

To contribute to inclusive entrepreneurship, approximately half of our support through the NatWest Accelerator community is directed to women in business, and a significant proportion to individuals from ethnic minority backgrounds. We continue to work with partners including Digital Boost, Buy Women Built and Hatch to create an equitable, empowering ecosystem for diverse founders.

Spotlight

Expanding NatWest Accelerator Hubs

Our 12 Hubs are central to the Accelerator community, delivering local tailored interventions designed to meet local needs. We have partnered with the Universities of Manchester, Oxford, York and Brighton to establish local Accelerator Hubs in their campuses to continue expanding the community. We plan to set up hubs in up to 10 universities over the next two years. This initiative is part of our wider strategy launched in spring 2025, to harness academic expertise and regional strengths as we grow the reach of the community.

We are now aiming to grow our Accelerator community to

50,000 members

in 2026.

Supporting women in business

We continue to support female entrepreneurs through access to finance, mentorship and tailored networks. Between 2020 and June 2025, we approved more than 55,900 loans for women-led businesses, totalling £2.8 billion. Partnerships with platforms such as MP HERoes have provided female entrepreneurs with practical support, networking opportunities, mentoring and events, alongside the Begin programme for aspiring entrepreneurs.

Sustainability review continued | Supporting customers and communities through our banking products and services continued

Banking support for small businesses

We support small businesses through a suite of digital products designed to simplify financial management and accelerate growth. An example is Mettle, our digital business bank account for sole traders, small businesses and limited companies, that makes it easy for customers to raise and send invoices, upload receipts and integrate with FreeAgent. In 2025, we expanded Mettle+, making it more widely available to customers. The service enables businesses to create and send bespoke quotes and convert them to invoices on the go. Mettle was voted 'Best Business Banking Provider' at the British Bank Awards and 'Best Customer Service' at Engage Awards 2025. As at 31 December 2025, Mettle reached approximately 150,000 open accounts, up from approximately 132,000 at the end of 2024.

FreeAgent continues to bring accounting software to small businesses, supporting approximately 225,000 customers in 2025, compared with 200,000 in 2024. It simplifies bookkeeping, tax, and financial planning, so that small businesses can better understand and manage their finances.

Tyl by NatWest, our payments solution, supported approximately 40,000 merchants during 2025, compared with approximately 38,000 in 2024. It offers flexible, easy-to-use payment options that help businesses get paid faster and manage transactions more efficiently. In 2025, we launched a new suite of terminals and a merchant portal to further improve the experience for small businesses, micro-businesses and seasonal traders.

Building for the future by partnering with our corporate clients to support social and sustainability goals

Social housing and sustainable infrastructure are fundamental to building resilient communities. We believe that as a bank focused on turning possibilities into progress, we can use our financial products to support investment and delivery of schemes that lay the foundations for more balanced growth and look to support environmental and social outcomes for our customers.

We set an ambition to provide £7.5 billion of targeted lending to the social housing sector between 1 January 2024 and 31 December 2026. Having delivered £8.7 billion[(1)] in lending across 2024 and 2025, and achieving our ambition early, we are now aiming to deliver

£10 billion

in new lending between 1 January 2026 and 31 December 2028.

This funding supports our customers with the delivery of new homes, improved living conditions and the UK's progress towards net zero.

Strategic partnerships supporting the housing sector

NatWest Group collaborated through strategic partnerships to support efforts towards driving inclusive and sustainable housing solutions across the UK.

In April 2025, the National Wealth Fund announced a financial guarantee of up to £400 million to cover a series of new loans provided by NatWest Group to registered providers for the retrofit of social housing stock in the UK. This lending aims to accelerate the decarbonisation of social housing by funding measures such as lighting, insulation and renewable energy generation like solar panels.

We contributed to the Cambridge Institute for Sustainability Leadership's report, advocating for retrofit as a national priority. The report highlights the economic, social and health benefits of energy efficiency, framing retrofit as essential to climate action, public wellbeing and long-term productivity.

Supporting customers' social financing

NatWest Markets, acting as arranger and dealer, continued to support corporate and institutional customers with their social and sustainability bond issuances through private placements, public bonds, and tap transactions, to facilitate projects that improve access to essential services, like affordable housing, healthcare, and other socially beneficial activities.

In 2025, we lead managed 22 sustainability and 12 social bonds, acting as arranger and dealer, facilitating a total notional of £18.8 billion[(1)] of which £5 billion was attributable to NatWest Group as at 31 December 2025 (2024: total notional £24 billion, £5.4 billion attributable).

Use of proceeds from our green and social bonds

Our Green, Social and Sustainability (GSS) Financing Framework is designed with the aim of attracting dedicated and diversified funding that supports lending and investment activities with the potential to deliver positive environmental and social outcomes. Since 2019 this has included the issuance of[(2)]:

- Five social bonds, with a total nominal value at issuance of £3.9 billion, across three asset classes.
- Four green bonds, with a total nominal value at issuance of £2.6 billion, also across three asset classes.

→ **Read more on our 2024 Green, Social and Sustainability Bonds Allocation and Impact Report and GSS Framework at natwestgroup.com.**

Spotlight

Supporting the building of social rented homes

In July 2025, NatWest Group launched a first-to-market £500 million loan product to be used for the building of social rented homes. This loan product aims to help address the housing crisis, offering discounted rates and no arrangement fees[(3)] to housing associations. Following strong demand, we increased the level of lending to £1 billion in December 2025, potentially saving the sector in finance costs. This lending is expected to be delivered throughout 2026, subject to market conditions.

In 2025, we completed

£168.5 million

of lending to support the building of social rented homes.[(1)]

(1) Social finance and facilitation represent only a relatively small proportion of our overall financing and facilitation activities.
(2) Of the nine green and social bonds issued by NatWest Group, as at 31 December 2025 seven remain outstanding, two issuances having been redeemed at their first call date.
(3) Discounted rates and no arrangement fees based on internal margins.

Case study – helping people manage their money

Connecting island communities through flying banking

Across the wide spread of communities we serve in the UK, connections are sometimes required beyond our branches. This is especially true for areas of the country where customers can find it difficult to access our physical locations.

NatWest Group has a pioneering history in mobile branch banking and continues to reach communities that are distanced from our main branch buildings. In the Orkney Islands, for instance, the Royal Bank of Scotland is the only bank in the UK to operate a 'flying banking' service.

From the Royal Bank of Scotland branch in Kirkwall, it's the role of Personal Banker, Lois Canning, to fly to three islands – Westray, once a week; and Stronsay and Sanday, every fortnight – to provide essential in-person banking services.



Orkney Islands

Our impact

Supporting local businesses and their communities.

Providing vital access to cash.

Promoting online and telephone banking for 24-hour access.



'There are lots of people in smaller communities that really do need our support, so it's important we can find a way to reach them. Succeeding with customers means understanding their lives and being there for them, wherever they are.'

Lois Canning, Royal Bank of Scotland, Personal Banker, Kirkwall, Orkney Islands.

Lois Canning (left) and Stuart Groat, Royal Bank of Scotland customer (right)

Innovation in our products and services

We want to strengthen our relationships with our customers by connecting them with the best technology available to us to help them manage their money for day-to-day banking, plan for the future, achieve their long-term financial goals, and build better, more resilient businesses. Emerging technologies and shifting customer preferences are transforming how people bank. That's why we are aiming to build a bank that develops and adopts tools that improve customer experience and access to our services.

Retail customers banking entirely digital R K

81.8%(1,3) (LA)

Target: 80% (2024: 78.7%)

Commercial & Institutional customers banking digital first R K

84.5%(2,3) (LA)

Target: 85% (2024: 82.9%)

R Link to remuneration   K Key performance indicators

(1) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony for 90 days in the reporting period ended on 31 December 2025. Inactive customers and customers with no channel use excluded. Mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement.

(2) Commercial & Institutional (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period ended on 31 December. 2025 Access to account through a digital channel may not result in a transaction.

(3) For more information on these targets, refer to the NatWest Group 2025 Basis of Reporting.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 71.

Improving the customer experience and accessibility of our digital channels

We focus on exploring and embracing innovation and technology that helps customers access financial services that they need and bank in a way that works for them.

Banking apps and online platforms are an essential tool for making it more convenient for our customers to manage money. We continue to explore ways to further personalise our online services to customer preferences and make essential banking easier. We continue to operate in a rapidly changing landscape, and as we evolve our digital services and adopt emerging technologies that support our customers, maintaining accessibility, stability, and responsible use of data and AI, is essential.

Enhancements to mobile apps and online platforms

We recognise there is always room to strengthen the services we provide and our development focus for the retail app in 2025 has been to make it easier and more supportive for our customers. The following changes reflect that focus for 2025:

- Subscription management helps customers see their subscriptions in one convenient place within the app. Where possible, we have included direct links to company websites for simple management – helping customers manage their payments.
- Offering virtual debit cards making online purchases easier.
- Introducing Budget Pots for Ulster Bank customers, enabling them to set aside money.
- Providing real-time credit limit management.

We also invested in our award-winning Coutts app to enhance the client experience and deepen engagement. We introduced a set of enhancements in addition to refreshing our website to improve accessibility. Some key achievements include:

- All non-bespoke savings products available as digital journeys, resulting in an 11.3% uplift in digital balances year-on-year.
- Offering further insights for clients on their investments with the introduction of Valuation and Performance charts.
- Sharing expert market commentary to better showcase our expertise and meet client needs.

Following the 2025 enhancements, our Coutts digital experience is now attracting a Net Promoter Score® of +54.

We also upgraded Bankline, the digital channel for Commercial & Institutional customers, in 2025. This was done to make it simpler to use, and to enable our customers to access other products and services more efficiently, through a single sign-on. Customers can now access a wide range of NatWest Group products through Bankline, including:

- FacFlow, our invoice finance service.
- Lombard, our asset finance platform.
- ClearSpend, our corporate card platform.
- Agile Markets, our foreign exchange (FX) application.
- Trade360, our trade finance platform.

Improving digital accessibility

Our aim is to provide a consistent and accessible experience for all our customers, which includes engaging disabled and neurodivergent people in the design of our digital platforms. We recognise there is still scope to develop this further, and it continues to guide our work.

We aim to conform to the World Wide Web Consortium's (W3C) Web Content Accessibility (WCAG) v2.2 at Level AA, which is reflected in our NatWest Digital Accessibility Standards. These standards also reference the British Standards Institution (BSI) Vocal Accessibility PAS 901 and act as a guide for our approach.

In 2025, we commissioned research on font scaling and target touch size and will use the findings to inform our design system. We also updated guidance within our supplier code of best practice with an expectation that suppliers conform to the most recent version of the international accessibility standards, WCAG v2.2 AA.

21,500

colleagues completed the digital accessibility learning module in 2025.

We continue to strengthen our role-based training pathways to increase understanding of the importance of accessibility. Our Digital Accessibility learning module was completed by approximately 21,500 colleagues in 2025. Colleagues in many different areas of the bank completed the module including Retail Banking, Private Banking & Wealth Management, Commercial & Institutional, and Digital X. Beyond our own business, in 2025 we worked with external partners supporting the Business Disability Forum Technology Task Force to advance industry-wide digital accessibility maturity. In addition, we facilitated the livestream of Europe's largest accessibility conference, TechShare Pro, and delivered content to its online audience.

Embedding AI in our customer journeys

We want our customers to find banking with us easier, and AI is a capability that we believe can help us become a simpler organisation for our customers to engage with. As we develop our AI capability across our operations, products, and services, we are starting to see the value it can add.

Cora, our digital assistant, deals with over 100 topics across mobile, online, and telephony banking. In 2025, Cora handled 12.9 million conversations, with 50% of these interactions requiring no human intervention from our teams, so we can serve the customers who do need personal support more quickly. Through 2025, we've made significant investment in bringing Generative AI (GenAI) into the customer experience. This enabled us to introduce GenAI to 17 additional Cora customer journeys (now 21, as at 31 December 2025). As a result, we have seen around a 20-percentage-point increase in queries resolved without any human intervention, compared to the equivalent non-Gen AI supported Cora journey.

We also introduced a new AI-based identification process for approximately one million Commercial & Institutional customers. It offers a secure way to provide identity documents to NatWest digitally, reducing completion time from days to minutes. This removes the need for document certification, which often incurs a cost for customers. For security, AI-based analytics detect potential alterations or manipulation, and biometric facial comparison algorithms confirm the customer identity.

To better support our colleagues, we use AI summaries to help triage customer needs. In 2025, the technology benefitted approximately 9,000 customer support agents, freeing up their time to focus on speaking with customers and dealing with more complex queries.

→ **For further information on our AI approach refer to page 78 in Risk overview.**

Spotlight

Using AI responsibly

In 2025, we focused on strengthening our internal capabilities to safely embed AI and data ethics across our organisation and customer journeys. We continued to embed AI and data ethics into our AI development, procurement, deployment and use across the bank, and we also grew our Responsible AI Team to support with this.

Through a partnership with the University of Edinburgh, we are upskilling team members in responsible AI. A second cohort of 32 colleagues completed a bespoke practitioners' course based on the University's Data and AI Ethics masters course, with more cohorts planned for 2026.

We published our AI and Data Ethics (AIDE) Code of Conduct to be transparent about our approach to the development, procurement, deployment and use of AI.

In addition, the Responsible AI Team refined the AIDE process to include a triage for all AI use cases. This system allows us to assess ethical risks proportionately across use cases and recommend actions to help ensure compliance with our AIDE Code of Conduct. It also streamlines our governance processes by removing unnecessary steps.

More broadly, we are enhancing our risk framework and controls with the aim to ensure our AI systems are robust, secure and properly governed. NatWest Group's Enterprise-Wide Risk Management Framework (EWRMF) provides the appropriate guardrails to ensure the safe and secure deployment of AI.[1]

In 2025, approximately

58,000

colleagues completed internally developed AI and data ethics training.

Leveraging innovation to enhance customer experience

By investing in innovation to improve our technology and refine our processes, we are working to improve our digital stability for our customers and tackle fraud.

Digital stability

Problems with our digital environment can have a detrimental impact on our customers' ability to access and manage their money.

In 2025, we had consistently high performance and stability of our most critical systems, which have been available 99.99% of the time.

There was one Criticality 1 incident[2] compared with zero for 2024. These numbers include all events that had an impact on our operations, not just system issues.

Through strong control frameworks, we remain focused on our operational resilience with customer service a priority.

We have policies, standards and mature processes in place to minimise the potential for any technology or IT system disruptions. These include recovery procedures and incident response plans, all of which are tested on a regular basis to reduce risk.

(1) This includes Model Risk requirements regarding use of modelled outputs, Conduct Risk and customer outcomes, and information integrity with regard to Operational Risk. Recognising the increasing complexity and volume of AI deployment, work is underway to identify and drive forward enhancements as required across the EWRMF to ensure the continued safe deployment of AI use cases.

(2) Availability of our key systems is currently calculated against our Important Business Services – those defined as the most critical. By way of illustration, a Criticality 1 incident could be a loss of key IT systems resulting in an impact to more than 15% of the bank's customers or an incident that leads to a financial loss of over £10 million.

Sustainability review continued

Supporting the climate transition

At NatWest Group, we aim to help our customers on their journey toward net zero, including engaging on how we could support their transition ambitions. We continue to integrate our own climate ambitions into our core business practices as part of our commitment to delivering long-term value and managing risk.

While the path to net zero by 2050 is far from clear at this stage, we continue to focus on supporting our customers' transition and our own ambitions to be net zero. Achievement of our climate ambitions and targets is dependent on a range of factors, including timely and appropriate government policy, technology developments, and on suppliers, customers and society supporting the transition.


Succeeding with customers

Find out more in the NatWest Group plc 2025 Climate Transition Plan Report.

Our climate ambitions, targets and our climate transition plan enable us to focus on the actions we can take to succeed with our customers and deliver sustainable shareholder value over time, including:

- Helping customers manage their money and plan for the future by, for example, providing retrofit and home energy support through NatWest Group's Home Energy Hub.
- Helping customers build better and more resilient businesses by financing sustainable solutions that may lower running costs, improve efficiency and strengthen long-term viability.
- Facilitating balanced economic growth by financing large-scale renewable projects, energy networks and demand-side electrification, driving progress across the UK economy.

As well as being a key sustainability topic for NatWest Group, climate-related information required under sections 414CA and 414CB of the Companies Act 2006 is integrated throughout this report. Refer to the table below and the Task Force on Climate-related Financial Disclosures (TCFD) index on page 70 and non-financial and sustainability information statement on pages 71 and 72.

Governance

Our governance framework provides clear oversight of climate ambitions and targets, with Board-level accountability for progress and risk.

- Refer to page 106 for more information on climate governance and pages 103 and 113 for Board skills, experience and knowledge.

Risk management

We continue to integrate climate, and increasingly nature considerations into how we assess and manage risk.

- Refer to pages 254 to 256 for our approach to climate and nature risk.
- Refer to pages 213 and 214 for information on climate considerations in credit risk.

Climate-related opportunities

We continue to support customers in accessing sustainable solutions and financing the transition to net zero.

- Refer to pages 49 to 52 for summary information.

Emissions and emissions estimates

We track and monitor various sources of emissions to monitor progress and inform our climate transition plan.

- Refer to pages 54 to 56 and 68 for summary information.

Refreshing our climate ambitions

We have an ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050. This is aligned with the UK's legal obligation to be net zero by 2050. Achievement of our climate ambitions and targets is dependent on a range of factors, including timely and appropriate government policy, technology developments, and on suppliers, customers and society supporting the transition.

→ Refer to the NatWest Group plc 2025 Climate Transition Plan Report for details on external dependencies and our approach to policy engagement and advocacy.

We have retained our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline

In February 2025, we disclosed that we continued to consider the achievement of our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, to be increasingly challenging. We also disclosed our intention to review our climate ambitions and targets during 2025 in light of the advice issued by the UK Climate Change Committee (UK CCC) to the UK Government on setting the Seventh Carbon Budget. Following this review, we have retained our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, having achieved a 39% reduction between 2019 and 2024, primarily through strategic decisions, methodology and data enhancements. We acknowledge that emission reductions are unlikely to be linear and that the UK Parliament will legislate a new legal limit on greenhouse gas emissions as part of the Seventh Carbon Budget by June 2026.

We made a number of changes to our climate ambitions, targets and Environmental and Social (E&S) Risk Acceptance Criteria:

Operational emissions

We continue to aim for a 70% reduction in Scope 1 and location-based Scope 2 emissions and a 50% reduction in Scope 3 operational emissions from applicable categories 1–14 by 2030, against a 2019 baseline. We also continue to consume 100% renewable electricity across our global operations in line with our RE100 commitment. While we will maintain a science-based pathway to 2030, we have withdrawn our three science-based targets which were validated by the Science Based Targets initiative (SBTi).

Financing the transition

In July 2025, we set a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. Our climate and transition finance framework has replaced the climate and sustainable funding and financing inclusion criteria that underpinned our previous £100 billion target, which was exceeded in Q1 2025. This evolution recognises that supporting the alignment and transition of the real economy towards net zero needs significant investment across a broader spectrum of industries, including hard-to-abate and emission intensive sectors, alongside those delivering climate solutions.

A simplified and focused approach

In 2022, we set 16 science-based portfolio-level sector targets for 2030. These targets were validated by the Science Based Targets initiative (SBTi) and covered 79% of our lending book and 57% of debt securities and equity shares, excluding sovereign debt securities as at 31 December 2019. They had a 2019 baseline and underpinned the development of our initial climate transition plan and the opportunities we identified to help our customers transition to a more sustainable economy.

We have continued to refine our climate transition plan to focus on the most material activities across a range of sectors, including the metrics and methodologies used to track progress against our plan. As a result we have withdrawn our 16 portfolio-level sector targets and replaced these targets with nine portfolio-level activity-based targets for 2030. Our new targets are science-based, have a 2023 baseline and have been developed using the UN Environment Programme Finance Initiative (UNEP FI) Guidance for Climate Target Setting for Banks, ensuring coverage of carbon-intensive sectors, material sources of emissions and adequate coverage of our balance sheet. They cover 61% of our lending book and 0.02% of debt securities and equity shares, excluding sovereign debt as at 31 December 2023. We have not sought SBTi validation of our new portfolio-level activity-based targets.

The scope of our new targets reflect our role as a provider of finance to a range of industries and the activities recognised by the UK CCC as playing a critical role in enabling the UK's transition to net zero by 2050. This helps us to better understand the transition risks and opportunities that may impact our customers and to better support the UK's transition to net zero.

Responsible investment

In 2025, we reviewed our responsible investing approach, including our climate ambitions, to ensure alignment with customer needs and market standards. Following the review, we have withdrawn portfolio alignment from our entity level 2030 ambitions, recognising a lack of market consensus on how to define portfolio alignment within a wealth management context. We have retained our 2030 Weighted Average Carbon Intensity (WACI) ambition, which reflects market best practice and continues to provide a standardised measure through which we can monitor progress towards our net zero by 2050 ambition.

Energy system review

We also stated that we would review our Environmental, Social and Ethical (ESE) Risk Acceptance Criteria for major oil and gas customers. The scope of the energy system review was broader than the ESE Risk Acceptance Criteria for major oil and gas customers. From 1 January 2026, we updated the name of our ESE Risk Framework to the Environmental and Social (E&S) Risk Framework. Recognising the complexity of the energy transition, we conducted an energy system review during 2025 to ensure our strategy reflects the interconnected risks and opportunities across the energy value chain as the economy transitions toward net zero. The energy system review considered the systemic nature of the energy transition which anticipates further growth in renewables, the important yet declining role of oil and gas, significant infrastructure investment and demand-side electrification. Reflecting the outcome of our energy system review, we have published a new E&S Energy Supply Sectors Risk Acceptance Criteria.

Sustainability review continued | Supporting the climate transition continued

Progress against our climate ambitions and targets

We have an ambition to be net zero by 2050 across our financed emissions, assets under management (AUM) and operational value chain. Our climate ambitions and targets[1] enable us to focus on actions we can take to succeed with our customers and deliver sustainable shareholder value.

Climate and sustainable funding and financing[2]
£110.3bn[(LA)]
provided between 1 July 2021 and 30 June 2025

In 2025, we exceeded our target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025

Climate and transition finance[2]
£19.0bn[(LA)]
provided 1 July to 31 December 2025

We have a target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030

Operational emissions[3] Scope 1 and Scope 2
66% reduction
against a 2019 baseline (2024: 60%)

We have an ambition to reduce emissions for our operational value chain, against a 2019 baseline by: reducing Scope 1 and Scope 2 emissions by 70% by 2030, while continuing to consume 100% renewable electricity in our direct own global operations

Operational emissions[3] Scope 3
47% reduction
against a 2019 baseline (2024: 44%)

We have an ambition to reduce emissions for our operational value chain, against a 2019 baseline by: reducing Scope 3 emissions by 50% by 2030

Weighted Average Carbon Intensity (WACI)[4]
43% reduction
(2024: 34%)

We aim to reduce the WACI of our Managed Assets by 50% by 2030 against a 2019 baseline

Climate impact of our financing activity against a 2019 baseline[5]:
39% reduction
(2024: 33%)
Portfolios aligned to decarbonisation convergence pathways[6]:
6 out of 9

We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, supported by portfolio-level, activity-based targets

UK residential mortgage portfolio rated at EPC C or better, where EPCs are available, as at 31 December 2025
48.8%[(RA)]
(2024: 46.3%)

We have an ambition for 50% of our UK residential mortgage portfolio to have an EPC rating of C or better by 2030, where EPCs are available

Exposure to coal customers remained in line with the prior year
£0.6bn[(LA)]

We have an ambition to phase-out of coal[7] for customers who have coal production, coal-fired generation and coal-related infrastructure globally by 1 January 2030

(1) For details on dependencies applicable to and reliance on our climate and sustainability-related ambitions, targets and commitments, refer to 'Climate and sustainability-related risks', 'Additional cautionary statement regarding climate and sustainability-related data, metrics and forward looking statements', and 'Cautionary statements in relation to the climate and sustainability related disclosures in this report' on pages 420 to 422, 429 and 430 of this report.
(2) Climate and sustainable funding and financing (as defined in our climate and sustainable funding and financing inclusion criteria) and climate and transition finance, (as defined in our climate and transition finance framework) represent only a relatively small proportion of our overall funding, financing and facilitation activities.
(3) Our operational emissions comprise greenhouse gas emissions Scopes 1, 2 and 3 (categories 1–14, excluding categories 8, 10 and 14) and does not include Scope 3 category 15 financed emissions. The reporting year runs from 1 October to 30 September.
(4) Our WACI ambition includes listed equity and corporate fixed income asset classes. We consider Managed Assets (those assets we invest on our customers' behalf, which represented 81% of AUM as at 31 December 2025) to be in-scope for our WACI ambition. Due to improved data sourcing, current WACI measurement includes additional data for government bond asset classes and Bespoke portfolios. Our WACI ambition applies to equity and corporate fixed income assets only.
(5) Scope 3 category 15 financed emissions (customer Scope 1 and 2) from lending and investments, refer to page 54. Estimated financed emissions are reported as at 31 December 2024. Our financing activity may result in a non-linear emissions profile, both within and across sectors.
(6) Based on 2024 emissions, reflecting the nine portfolio-level activity-based targets for which convergence pathways have been developed with reference to external scenarios. A 2023 comparative is not provided as these are new targets. In general, year-on-year fluctuations in convergence status are expected as the availability of customer emissions data improves and methodologies are refined.
(7) The phase-out of coal refers to the exit of the customer relationship by NatWest Group. This relates to all grades of thermal coal (e.g. bituminous, sub-bituminous, and lignite) typically used as a fuel for coal-fired generation. Data challenges, particularly the lack of granular customer information, create challenges in identifying customers with 'coal-related infrastructure' and other customers with coal-related operations within NatWest Group's large and diversified customer portfolios. As such, the scope excludes (i) companies who generate less than 5% of their revenues via coal related activity (in line with the UN Environment Programme Finance Initiative (UNEP FI) Guidance for Climate Target Setting for Banks) (ii) companies with a turnover of <£50 million, and (iii) commodity traders. Metallurgical coal is excluded from scope.
(LA) Metric subject to independent Limited Assurance by EY.
(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 71.

Climate-related risks and opportunities

Climate change, nature loss and the responses to these challenges have implications for the economy, society, and the financial system. As well as managing the risks they pose, we pursue the opportunities arising from the transition to a net-zero economy. This approach aims to help protect the bank's financial resilience and support its strategy, with an aim of generating sustainable returns for our shareholders.

The transition to a net-zero economy requires significant investment in climate change mitigation and adaptation, including nature-based solutions. This creates opportunities for capital providers and for collaboration between the public and private sectors to drive the technological advancements society needs. We assess climate-related opportunities across the organisation and within each business segment through our integrated governance model. We review opportunities and their potential financial impacts annually as part of the ongoing integration of our climate transition plan into our financial planning and related processes.

While climate change, nature loss and the associated political, societal and environmental responses to it present opportunities, they also present risks. We continue to work to integrate management of these climate and nature-related risks into strategic planning, transactions and decision-making. However, we recognise that our approach to nature-related risk is not as mature as our approach to climate-related risk.

We identify three key sources of climate-related risk – physical, transition, and liability – and assess them at strategic, portfolio, and transaction levels. Our approach is designed to identify where these risks exist across the organisation and implement measures to manage them proactively. We define short-term climate-related risks and opportunities as those within our five-year planning horizon, medium term as five to 15 years, and long term as beyond 15 years.

Oversight and decision-making on climate-related matters

We have embedded climate governance and decision-making across NatWest Group and we monitor the effectiveness of these arrangements to ensure climate-related risks and opportunities are considered appropriately for the bank and our stakeholders.

The NatWest Group plc Board, subsidiaries, Board Committees, executive fora and cross-bank working groups all have a role to play in the governance of climate-related matters.

At management level, consideration of climate-related risks and opportunities is integrated within day-to-day decision-making. In addition to formal governance fora, management also consider climate matters frequently and, where required, on an ad hoc basis through, for example, cross bank working groups and programme meetings. This approach ensures climate considerations are embedded across business activities.

The chart below provides an overview of the NatWest Group-level integrated approach to climate governance. Refer to page 106 for more information on the roles played by each.

For Executive Director remuneration, climate-related measures account for 15% of the Performance Share Plan (PSP) scorecard for awards proposed to be granted in March 2026 in respect of performance year 2025.

→ **Refer to page 160 for details of how remuneration is linked to strategy and sustainability priorities.**


NatWest Group Board
Board level (collective accountability)
Group Board Risk Committee
Group Audit Committee
Group Performance and Remuneration Committee
Group Nominations and Governance Committee
Group Technology, Innovation and Simplification Committee(1)
Executive team
Management delivery (individual accountability)
Executive Risk Committee
Executive Disclosure Committee
Group Reputational Risk Committee
Business and functional governance
Business/functional delivery
Retail Banking
CEO, supported by Retail ExCo
Private Banking & Wealth Management
CEO, supported by Private Banking & Wealth Management ExCo
Commercial & Institutional
CEO, supported by Commercial & Institutional ExCo
Core cross-bank working groups

(1) Sustainable Banking Committee (SBC) transitioned into the Group Technology, Innovation and Simplification Committee (TISC), with a number of SBC focus areas, including ESG (including climate) elevated to become Board-level matters. As such, TISC has no specific responsibilities in relation to climate-related risks and opportunities. Refer to page 101 and 106.

Spotlight

Building climate capability across NatWest Group

Following the conclusion of our three-year partnership with the University of Edinburgh Centre for Business, Climate Change and Sustainability, we continued to embed sustainability knowledge across the organisation. In 2025, colleagues demonstrated strong commitment to learning, with around 12,700 completions of our climate and nature education resources. Our targeted approach aims to ensure insights are available at the point of need, helping colleagues make informed decisions and support customers and suppliers. We advanced Future Fit training, sector-specific tools, and short instructional videos to navigate sustainability risks and opportunities. By equipping teams with practical knowledge, we aim to enhance our colleagues' capability, while supporting customers in the transition to a low-carbon economy.

c.12,700

colleague completions of our climate and nature education resources in 2025. (2024: c.30,000).

Implementing our climate transition plan supports progress against our bank-wide strategic priorities

As a predominantly UK-focused bank, our climate transition plan is designed through a UK lens, while also incorporating global considerations for our Investment Products and Solutions and our focused international footprint in Corporate and Institutional Banking.

We identify and assess climate-related risks and opportunities at NatWest Group level and within our business segments, Retail Banking; Private Banking & Wealth Management; and Commercial & Institutional, through an integrated governance model, prioritising those most significant to our strategy and financial planning.

Opportunities include aligning our balance sheet, assets under management and operational value chain with our 2030 and 2050 climate ambitions. Our climate transition plan also sets out how we aim to help customers invest in growth, efficiency and resilience, for example through access to financing, tools and guidance. These activities form part of how we seek to make progress against our climate ambitions and targets.

NatWest Group's approach reflects our aim of driving impact through our business; helping customers manage their money and build more resilient businesses, as well as facilitating balanced economic growth across the UK. These principles align with the three strategic priorities shown in the diagram on the right, which illustrates how our climate transition plan supports progress against our bank-wide strategic objectives.

	Disciplined growth	Leveraging simplification	Active balance sheet and risk management
Climate-related opportunities and risks	Supporting customers' climate transitions by providing products, tools and insights that help them reduce emissions, build resilience and access sustainable finance opportunities.	Ongoing integration of climate into customer journeys, decision-making and financial planning, as well as supplier engagements. We are also reducing complexity around our transition plan to enable clear, transparent progress.	Evolving our policies and procedures to identify, assess, and manage climate and nature-related risks[(1)]. Providing finance to support the UK's transition strengthens resilience and reduces exposure to higher-risk sectors.
Potential financial impacts	• Increased volume of climate and transition finance. • Increased balance sheet volumes through demand for new products and services that support transition. • Additional expenditure to develop new products and services to support the transition. • Additional fee income through advisory and underwriting activities.	• Increased investment to support reduction in carbon footprint and nature-related effects in our own operations. • Continue to invest in the Climate Decisioning Framework (CDF) and Environmental Decisioning Framework (EDF). These tools deepen customer engagement on transition progress and environmental and climate-related risks.	• Reduced exposure and geographical footprint related to prohibited and restricted activities as identified in our E&S Risk Acceptance Criteria. • Changes in expected credit losses (ECL).

(1) While our approach to nature-related risk is less mature than our approach to climate-related risk, we continued to make progress during 2025.

The impact of climate-related risks and opportunities on our businesses, strategy and financial planning

Our climate transition plan is embedded within our financial planning process, ensuring climate-related risks and opportunities inform strategic decisions. We continue to enhance this integration so colleagues across segments and sectors can make choices aligned with our climate ambitions, targets and business objectives. In 2025, our financial planning tools were used to forecast climate-related initiatives across customer segments and sectors, enabling senior stakeholders to review and challenge both financial plans and associated emissions profiles.

Through this approach, we identify financial opportunities and actions that support our customers transition plans, where relevant, and contribute towards our climate ambitions and targets. To strengthen integration further, we are incorporating climate considerations into the assessment of financial and non-financial factors, including cost and risk, within our planning processes. This provides a mechanism to monitor progress against climate targets and ambitions, and evaluate trade-offs transparently in strategic decision-making.

Resilience of our strategy and business model

We monitor the resilience of our strategy and business model by assessing our exposure to climate-related risks at portfolio level, and by analysing climate-related risks in certain scenarios.

As at 31 December 2025, total heightened climate-related risk exposure was £333.9 billion[LA], representing 57.9%[LA] of NatWest Group's total sector exposure. This compares with heightened exposure of £333.0 billion representing 60.5% of total sector exposure as at 31 December 2024.

£215.2 billion of heightened exposure relates to our residential mortgage portfolio, while the most material sector exposures in our Commercial & Institutional wholesale lending portfolio are commercial real estate, power utilities and housing associations. There is alignment between portfolios and sectors identified as being exposed to heightened climate-related risk and those included in our climate transition plan. Refer to pages 21 and 22 of the NatWest Group plc 2025 Climate Transition Plan Report.

Scenario analysis helps us to understand climate-related risks and to assess the resilience of our strategy and business model. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise. It also helps us to understand potential climate change impacts on capital adequacy and expected credit losses. While we recognise that climate and nature-related risks may amplify other risk drivers, potentially leading to impacts such as reduced competitiveness, diminished profitability, or reputational harm, NatWest Group remains resilient overall to these risks within the scope of the scenarios assessed.

Residential mortgage portfolio

Climate-related transition risks to our mortgage portfolio include impacts on property values and customer affordability from increasing energy costs and changes in regulatory expectations, particularly in the buy-to-let market.

In 2025, through scenario analysis we modelled the potential effects of transition policies on our mortgage portfolio, considering rising energy prices and regulatory measures such as mandatory heat pump installation and EPC upgrades to band C by 2032. In the scenario findings, EPC was confirmed to be a key determinant of transition risk through its impact on property value, affordability and therefore credit risk.

To help mitigate transition risk, we continue to support residential mortgage customers through our green mortgage products and other initiatives, such as our Home Energy Hub. We also have an ambition for 50% of our residential mortgage portfolio to have an EPC rating of C or better by 2030, where EPC data is available. Refer to page 50.

As well as risks from the transition, we monitor physical risks. In 2025, we ran an event-based scenario, which modelled the impact on our residential mortgage portfolio of flood and windstorm events across the UK over a three-year period. This enabled better understanding of credit risk drivers, including location, property type, and insurance coverage. A key conclusion of the analysis was the importance of Flood Re protection in mitigating increases in impairment rates, pointing to the importance of monitoring insurance availability for customers.

We continue to monitor present day flood risk across our UK residential mortgage portfolio. On a total volume basis, currently, 3.4%[LA] of assessed UK mortgages are at high flood risk and 1.3%[LA] at very high risk, compared to UK-wide averages of 3.1% and 1.6%.

Commercial & Institutional wholesale lending

In 2025, we used scenarios to assess the climate-related transition and physical risks in our Commercial & Institutional wholesale lending portfolio.

To assess transition risk, we used the Network for Greening the Financial System's Net Zero 2050 transition scenario, and assumed rapid decarbonisation over a 10-year period. Consistent with the outcomes seen in our 2024 scenario analysis, impacts across sectors were primarily driven by higher carbon costs and shifting demand for products linked to the energy transition, such as electric vehicles. Company level analysis enhanced our understanding of how the effects of transition risk depends on company strategy, asset mix, emissions profile, and financial strength. This reinforces the importance of engaging with customers through our CDF tools to assess how they manage these risks.

Following completion of the analysis, sector teams focused on energy-, mobility- and manufacturing-related sectors within our Commercial & Institutional business segment were invited to deep-dive sessions on the scenario analysis findings, with the aim of enhancing their understanding of transition risks to inform sector-level strategy and transition plans.

We also considered the impacts of physical risks on our corporate lending book by modelling severe weather events over a five-year period, including UK floods and windstorms, European wildfires, and a US hurricane. While analysis covered the full portfolio, data limitations, particularly outside the UK, constrained insights on asset location and hazard exposure. To help address this, we have invested in third party data, which we plan to integrate into future scenario analysis.

Capital adequacy and expected credit losses

We test the resilience of our balance sheet through our Internal Capital Adequacy Assessment Process (ICAAP), and climate-driven macroeconomic stress is considered as part of this. One conclusion from the ICAAP finalised in March 2025 was NatWest Group's resilience to the climate risks explored in the ICAAP stress scenarios. Refer to page 55 of NatWest Group plc 2024 Sustainability Report for more details on the scenarios used.

In the ICAAP exercise due to conclude in Q1 2026, one of the stress scenarios tested incorporates assumptions about physical risks and accelerated transition policy weighing on the economy. The outcome of the current exercise on capital resilience to climate risks modelled through the scenario will be reported in the 2026 ICAAP.

For expected credit losses, NatWest Group estimates an aggregate macroeconomic impact of climate transition policies and their contribution to ECL. Climate transition policy contribution to the total ECL was immaterial at the end of 2025. Refer to page 192 for more information.

Other principal risks

Alongside credit risk, we have used scenario analysis to test the resilience of other principal risks to climate-related risk drivers. Exercises considering market, liquidity, pension, conduct and operational risk allowed us to consider the resilience of our strategy and business model.

→ **Refer to pages 55 to 58 of the NatWest Group plc 2025 Climate Transition Plan Report for more details on our 2025 scenario analysis.**

Total emissions and emissions estimates for NatWest Group

During 2025, we continued to progress actions aligned with our ambition to be net zero across our financed emissions, assets under management and operational value chain. Our climate transition plan mainly focuses on Scope 3 category 15 (customer Scope 1 and Scope 2) estimated financed emissions as these represent 88% of our total emissions and emissions estimates. The operational emissions and estimates of financed emissions in the table below are based on methodologies outlined in the NatWest Group plc 2025 Sustainability Basis of Reporting.

Data availability and emissions estimation methodologies continue to evolve, and variations in estimated emissions may not always reflect changes in customer activity. Our work has been guided by the available methodologies for estimating financed emissions, most notably from the Partnership for Carbon Accounting Financials (PCAF).

Scope 1 and Scope 2 operational emissions

Scope 1 emissions are direct emissions from sources owned and controlled by NatWest Group, for example, natural gas and fuel consumption. Scope 2 emissions are indirect emissions from energy which NatWest Group purchases, for example, electricity used for lighting, heating and cooling.

We have an ambition to reduce our Scope 1 and location-based Scope 2 emissions by 70% by 2030, against a 2019 baseline, while continuing to consume 100% renewable electricity in our direct own global operations in line with our RE100 commitment.

Refer to pages 12 to 16 of the NatWest Group plc 2025 Climate Transition Plan Report.

Scope 3 operational emissions categories relevant to NatWest Group

Scope 3 category 1-14 emissions include both upstream and downstream emissions. We only disclose the categories that are relevant to NatWest Group[1].

We have an ambition to reduce our Scope 3 operational emissions by 50%, against a 2019 baseline, by 2030.

Refer to pages 12 to 16 of the NatWest Group plc 2025 Climate Transition Plan Report.

Scope 3 category 15: Estimated financed emissions

Scope 3 category 15 emissions are those associated with NatWest Group's lending and investment activities. Our estimation work is guided by the PCAF standard. Refer to page 68 for details.

We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, supported by portfolio-level activity-based targets.

Refer to pages 39 to 42 of the NatWest Group plc 2025 Climate Transition Plan Report.

	2025 $MtCO_2e$	2024 $MtCO_2e$	2023 $MtCO_2e$	2019 $MtCO_2e$	Primary source of NatWest Group emissions
Scope 1 and location-based Scope 2 operational emissions[1](RA)					
Scope 1	0.01	0.01	0.01	0.02	Natural gas and fuel
Scope 2 (location-based)	0.04	0.05	0.05	0.12	Purchased electricity
Total Scope 1 and location-based Scope 2	**0.05**	**0.06**	**0.06**	**0.14**	
Scope 3 operational emissions categories relevant to NatWest Group[1](LA)					
1. Purchased goods and services	0.28	0.29	0.32	0.51	Supply chain
2. Capital goods	0.04	0.03	0.05	0.04	
3. Fuel and energy-related activities	0.01	0.02	0.02	0.03	Employee activities
4. Upstream transportation and distribution	–	–	0.01	0.02	Supply chain
5. Waste	–	–	–	–	Employee activities
6. Business travel	0.03	0.03	0.03	0.05	
7. Commuting and working from home	0.06	0.06	0.04	0.07	
9. Downstream transportation and distribution	0.05	0.04	0.03	0.16	Customer activities
11. Use of sold products	–	–	0.01	–	
12. End-of-life treatment for sold products	–	–	–	–	
13. Leased assets	0.02	0.02	0.01	0.03	Tenant activities
Total applicable Scope 3 operational emissions categories	**0.49**	**0.49**	**0.52**	**0.91**	
Scope 3 category 15: Estimated financed emissions[2]					
15. Estimated financed emissions: Lending and investments	NF	13.4	14.9	22.1	Financing activities
15. Estimated financed emissions: AUM[3]	1.3	1.1	1.2	NF	
Total Scope 3 category 15: Estimated financed emissions		**14.5**	**16.1**		
Estimated facilitated emissions from bond underwriting and syndicated lending					
Estimated facilitated emissions[4]	0.5	1.1	1.5	NF	Financing activities

Easier to directly influence | Partially influenceable | Harder to directly influence

NF (no figures): where no data is calculated, refer to footnotes. A dash (–) indicates where data is calculated but rounds to 0.00 $MtCO_2e$.

(1) Our operational emissions comprise greenhouse gas emissions Scopes 1, 2 and 3 (categories 1-14, excluding categories 8, 10 and 14) and do not include Scope 3 category 15 financed emissions. The reporting year runs from 1 October to 30 September. We have re-baselined or restated several applicable Scope 3 categories for our 2019 and 2024 operational emissions, to reflect improved data quality and methodology used for our 2025 estimates and aligned with our approach to re-baselining and restatement, outlined on page 45 of the NatWest Group plc 2025 Climate Transition Plan Report. Previously reported totals were: 2024: 0.48 $MtCO_2e$ and 2019: 0.86 $MtCO_2e$. Revised totals are: 2024: 0.49 $MtCO_2e$ and 2019: 0.91 $MtCO_2e$. $MtCO_2e$ refers to million tonnes of CO_2 equivalent.

(2) Scope 3 category 15 financed estimated emissions are calculated based on exposure and emissions as at 31 December 2024. 2025 is therefore marked NF, reflecting the time it takes to prepare and review estimated emissions. In line with our approach to emissions re-baselining and restatements, refer to page 45 of the NatWest Group plc 2025 Climate Transition Plan Report, 2023 estimated financed emissions for lending and investments has been re-baselined. The previously disclosed 2023 customer Scope 1 and Scope 2 financed emissions estimate of 15.1 $MtCO_2e$ has been updated to 14.9 $MtCO_2e$, reflecting improved data quality and alignment with our updated methodologies. We are also now including total 2019 estimated financed emissions for lending and investments, whereas previously 2019 was marked as NF, as estimates were limited to specific sectors. The financed emissions estimates included in this table should be read in conjunction with the risk factors on pages 420 to 422, as well as the data limitations noted on page 42 and the cautionary statements on pages 70 to 73 of the NatWest Group plc 2025 Climate Transition Plan Report.

(3) Scope 3 category 15 estimated financed emissions for AUM are calculated based on equity, corporate fixed income and government bond values as at 31 July 2025 and estimated emissions as at 31 December 2024. These figures were first disclosed in 2023, 2019 is therefore marked as NF. Comparatives have been represented in this report to ensure the latest available data is included in the current reporting period.

(4) Estimated facilitated emissions relate to emissions from off balance sheet activities such as the facilitation of bond issuance and syndicated lending. Since 2024, we applied a 33% weighting factor to emissions, aligned with the December 2023 PCAF Standard. In 2023, we applied a 100% weighting factor. Due to a change in reporting scope, the 2024 estimated facilitated emissions comparative has been updated from 1.28 $MtCO_2e$ to 1.07 $MtCO_2e$. Estimated facilitated emissions were calculated for the first time in 2023, therefore 2022 and 2019 are marked NF. Refer to pages 43 to 45 of the NatWest Group plc 2025 Climate Transition Plan Report for further details.

Sustainability review continued | Supporting the climate transition continued

Operational emissions

Our Scope 1 and location-based Scope 2 emissions have decreased by 66% compared with our 2019 baseline, and applicable operational Scope 3 categories[1] have reduced by 47%. This reflects tangible actions across our properties and supply chain, underpinned by improvements in data quality and methodology. We continue to work towards the ambitions outlined on page 54, supported by ongoing improvements in data quality, methodology and transparency.

Energy reduction initiatives relating to Scope 1 and location-based Scope 2 emissions

A multi-year programme of energy efficiency and decarbonisation drove our Scope 1 and location-based Scope 2 operational emissions reductions in 2025.

We upgraded LED lighting across our properties and advanced our Building Management Systems (BMS) programme, which uses AI-driven analytics to optimise energy performance. Since its launch in November 2021, the programme has delivered cumulative savings of around 23,650 Megawatt-hours (MWh), including 12,230 MWh in 2025 alone. At two of our UK data centres, improvements such as advanced air-cooling systems, LED upgrades and optimised temperature set-points saved over 425 MWh in 2025.

We are also transitioning away from fossil fuels in our backup power systems. At our Gogarburn campus in Edinburgh, we installed standby generators configured for hydrotreated vegetable oil (HVO), a lower-emission alternative to diesel, following a successful move by our Bristol office from diesel to HVO for its existing standby generators. This is the first step in replacing diesel and kerosene with HVO across selected locations requiring standby power.

We aim to source 100% renewable electricity across our direct own global operations. We maintained our RE100 (Renewable Energy 100%) commitment through Corporate Power Purchase Agreements (CPPA), green tariffs[2] and on-site solar generation. We also purchased Renewable Energy Certificates (RECs) for landlord-supplied properties where renewable sources cannot be specified.

Scope 3 operational emissions

Our Scope 3 operational emissions have decreased by 47% since 2019. Supply chain emissions, which make up around 65% of our Scope 3 operational emissions, have fallen by 44% since 2019, driven by lower UK service industry emissions and changes in influenced spend[3], as we predominantly use spend-based methods.

To sustain our momentum, we closely monitor year-on-year trends. We intend to continue driving supplier engagement by encouraging suppliers to make disclosures to CDP, to set science-based targets[4] and to adopt transparent transition plans up to 2030 and beyond.

Risks and dependencies

Achieving our climate ambitions depends on several factors. Rising energy demand from AI workloads, both in-house and through third-party cloud services, may increase our operational emissions. We are currently closely assessing the impacts on our footprint. Progress also relies on voluntary supplier emissions reductions and the continued resilience of our supply chain, with risk if performance falls short of stated targets. National and regional decarbonisation policies, infrastructure changes and government priorities could also influence our trajectory. We believe that both the availability and affordability of renewable certificates, high-integrity carbon credits, and low-carbon technologies remain critical. We continue to closely monitor these risks and dependencies to ensure timely action and maintain progress.

Operational emissions progress ($MtCO_2e$)


2025
0.05
0.49
2024
0.06
0.49
2019 baseline
0.14
0.91
Scope 1 and location-based Scope 2
Scope 3 operational emissions

2025 breakdown of operational emissions[1] ($MtCO_2e$)


0.54 $MtCO_2e$[1]
Scope 3 operational emissions: 0.49 $MtCO_2e$[1]

Total operational emissions

Scope 1	0.01[RA]
Location-based Scope 2	0.04[RA]
Scope 3 operational emissions	0.49[LA]

Easier to influence

Business travel	0.03
Fuel and energy-related activities	0.01

Partially influenceable

Purchased goods and services	0.28
Commuting and working from home	0.06
Capital goods	0.04
Leased assets	0.02

Harder to influence

Downstream transportation and distribution	0.05

The following categories are excluded from the pie as individually they each round to 0.00 and in aggregate to 0.005: 4. upstream transportation, 5. waste, 11. use of sold products, 12. end of life treatment of sold products.

(1) Our operational emissions comprise greenhouse gas emissions Scopes 1, 2 and 3 (Categories 1–14, excluding Categories 8, 10 and 14) and do not include Scope 3 Category 15 financed emissions. For details of the Greenhouse Gas Protocol, including upstream and downstream activities, refer to the diagram of scopes and emissions across the value chain. Our operational emissions in 2025 of 533,604 tCO_2e represent a 49% reduction from our 2019 baseline of 1,048,017 tCO_2e. As part of this Scope 1 and location-based Scope 2 emissions of 47,540 tCO_2e collectively reduced by 66% (2019: 139,050 tCO_2e) and Scope 3 operational emissions of 486,064 tCO_2e reduced by 47% (2019: 908,967 tCO_2e).
(2) Tariffs are labelled as green if electricity use is matched by units generated from a verified renewable energy source.
(3) Influenced spend refers to spend for purchased goods and services over which NatWest Group has direct control.
(4) Science-based targets are emissions-reduction goals based on the latest climate science, ensuring the pace and scale of decarbonisation needed to keep global warming within internationally agreed temperature limits. They are self-reported by suppliers, and NatWest Group attributes a net-zero-aligned status to a supplier if they have a Scope 1, 2 and 3 science-based target.

Streamlined Energy and Carbon Reporting (SECR)

Our Streamlined Energy and Carbon Reporting disclosure has been prepared in line with the framework for sustainability reporting that covers greenhouse gas emissions and energy usage to encourage improved energy efficiency. It covers our performance for 2024 and 2025.

In 2025, we enhanced our approach to align with best practice and improve transparency. Following the retirement of our 'direct own operations' ambitions[1], we removed the associated boundary from the SECR disclosure and prioritised reporting against Scope 1, Scope 2 and all relevant Scope 3 operational emissions categories (1–14)[6]. This creates consistency across the annual reporting suite, while simplifying future reporting. It also strengthens comparability across years and provides stakeholders with a clearer view of our full operational emissions. We restated previously disclosed Scope 3 figures for 2024 to reflect this updated boundary.

Emissions methodology and basis of preparation

Boundary: This statement has been prepared in accordance with our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the UK Government's policy on SECR. Our reporting year runs from 1 October 2024 to 30 September 2025. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Reporting[7,8]: Emissions have been reported using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Energy, Security and Net Zero, 2025), CO_2 emissions from fuel combustion (International Energy Agency, 2024[9]) or relevant local authorities as required. NatWest Group uses a third-party software system, to capture and record our environmental impact and ensure that control framework and assurance requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the third-party system.

→ **For more information, refer to the operational emissions page at www.natwestgroup.com.**

Greenhouse gas (GHG) emissions	1 Oct 2024 – 30 Sep 2025 UK and offshore area[2]	1 Oct 2024 – 30 Sep 2025 Global total (excluding UK and offshore)[2]	1 Oct 2024 – 30 Sep 2025 Total	1 Oct 2023 – 30 Sep 2024 UK and offshore area[2]	1 Oct 2023 – 30 Sep 2024 Global total (excluding UK and offshore)[2]	1 Oct 2023 – 30 Sep 2024 Total
Emissions from the combustion of fuel and operation of any facility (Scope 1 direct[3]) (tonnes of CO_2e)(RA)	**8,666**	**560**	**9,226**	8,716	686	9,402
Emissions from the purchase of electricity, heat, steam and cooling by the company for its own use (Scope 2[4] indirect) (location-based) (tonnes of CO_2e)(RA)	**28,002**	**10,312**	**38,314**	35,219	11,665	46,884
Total gross Scope 1 and Scope 2 (location-based) (tonnes of CO_2e)(RA)	**36,668**	**10,872**	**47,540**	43,935	12,351	56,286
Intensity ratio: Location-based CO_2e emissions per FTE (Scopes 1 and 2) (tonnes/FTE)	**1.0**	**0.5**	**0.8**	1.1	0.6	1.0
Scope 2[5] (market-based) (tonnes of CO_2e)(RA)	**12**	**110**	**122**	14	112	126
Energy consumption used to calculate above emissions (kWh)	**203,089,756**	**20,169,002**	**223,258,758**	214,360,749	23,512,232	237,872,981
Scope 3[6] CO_2e emissions(LA)	**373,131**	**112,933**	**486,064**	389,637	98,904	488,541
Total gross CO_2e emissions (Scope 1(RA), location-based Scope 2(RA) and Scope 3(LA) (tonnes)	**409,799**	**123,805**	**533,604**	433,572	111,255	544,827
Intensity ratio: Location-based CO_2e emissions per FTE (Scopes 1, 2 and 3) (tonnes/FTE)	**10.8**	**6.2**	**9.2**	11.0	5.6	9.2

(1) For details of the achievement and retirement of our direct own operations ambitions, refer to page 49 of the NatWest Group plc 2024 Sustainability Report.
(2) Offshore area as defined in The Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Isle of Man, Jersey, Guernsey and Gibraltar but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).
(3) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.
(4) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises. Our ambition is location-based to drive absolute reductions in consumption. Location-based GHG emissions method reflects the grid-average emissions. Market-based emissions reflect purchased electricity sources (e.g. renewables), which have near-zero emissions.
(5) We have procured 100% electricity from renewable sources globally using green tariffs and renewable electricity certificates. The remaining Scope 2 market-based emissions arise from district cooling, district heating and the residual amount of non-renewable electricity.
(6) Scope 3 operational emissions sources cover applicable categories 1–14, (excluding categories 8, 10 and 14) and do not include Scope 3 category 15 financed emissions.
(7) Low data accuracy is a key risk of our reporting, as this could lead to misreporting of operational emissions. To mitigate this, we maintain robust internal controls processes, and our data and associated claims are subject to independent assurance.
(8) The historic values reported in the table above are updated from values we reported in 2024. Scope 3 operational emissions for reporting year 2024 have been restated in line with NatWest Group's re-baselining policy. In addition to this we have retired the direct own operations terminology, and are now reporting against relevant Scope 3 categories 1-14. Further, future data is subject to change following any significant change to our business size and scope, as baseline recalculation may result in differing emissions reductions.
(9) Based on IEA data from the IEA (2024) Emissions factors. All rights reserved; as modified by NatWest Group.

(LA) Metric subject to independent Limited Assurance by EY.
(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 71.

Safeguarding information and tackling financial crime

Protecting our customers, colleagues and communities is central to how we operate. We recognise that strong data protection, cybersecurity and financial crime controls are essential to maintaining trust in our organisation and in the wider financial system.

Our approach is built on robust policies, clear governance and consistently applied standards that look to ensure customers feel secure and confident when they bank with us. This helps us as we strive to deliver safe and responsible banking that helps customers manage their money, plan for the future, and build better, more resilient businesses.

Approximately
57,000
colleagues completed cybersecurity learning in 2025, reinforcing a culture of security awareness.

Managing data privacy

Protecting privacy is vital to retaining trust and growing customer engagement. We aim to address privacy requirements through the application of privacy by design and by default principles within our systems and processes. Everyone in NatWest Group must follow our Privacy and Client Confidentiality (P&CC) policy that sets out how we safeguard the personal data of our customers, colleagues and third parties, including our communities, suppliers and investors. Our policies and procedures also demonstrate our aim to comply with legal and regulatory requirements, including the UK GDPR, the Data Protection Act 2018 and the Data (Use and Access) Act 2025.

All colleagues and contractors undertake mandatory P&CC training annually. This training is reviewed and updated every year to cover new topics and technologies, emerging risks and any lessons learned from the previous year. Job-specific training is also provided as necessary for colleagues, for example, privacy training to our data and artificial intelligence colleagues.

During 2025, there were a small number of breaches of GDPR and confidentiality (impacting a very small percentage of customers and employees) that we remediated, but there were no material reportable 'personal data breaches' under GDPR and no enforcement action by data protection authorities. We endeavour to respond to and remediate privacy complaints as quickly as we can.

→ **Read more on our approach to privacy and customer confidentiality at natwestgroup.com.**

Detecting and preventing financial crime, corruption and bribery

Financial crime has a significant impact on our society. NatWest Group seeks to detect and prevent financial crime and fraud. We have measures in place to protect our customers and to support compliance with relevant financial crime and fraud legislation. Our Financial Crime Statement sets out our Financial Crime Programme, covering anti-bribery and corruption, anti-tax evasion, anti-money laundering, counter terrorist financing and proliferation financing, sanctions and fraud. The programme is built around the following pillars.

Customers: we seek to know our customers by conducting risk-based due diligence and monitoring.

Policies and procedures: we have policies and procedures in place to help us prevent, detect and tackle financial crime that may arise in relation to our operations, products, services, customers and suppliers.

Regular risk assessments: Risk assessments are conducted on a regular basis to strengthen procedures if required.

Independent audit: we continuously assess the effectiveness of our controls.

Process and technology: we aim to have high-quality detection and prevention systems and controls across the bank to manage risk.

Culture and colleagues: we promote a culture of financial crime awareness among all our colleagues, supported by deep expertise in specialist roles. All colleagues undertake annual training and awareness activity to understand their role in tackling financial crime. We also conduct awareness activities to help customers protect themselves from financial crime.

Sustainability review continued | Safeguarding information and tackling financial crime continued

Partnership working: we strive with a range of partners, including industry bodies, law enforcement, regulators and government, to tackle financial crime.

Governance: we have financial crime governance in place to oversee our financial crime programme and monitor its effectiveness.

→ **For more information, refer to our Financial Crime statement. Read more on Financial crime risk on page 273.**

Cybersecurity

Throughout 2025, NatWest Group was certified by the IASME Consortium Ltd (IASME) in Cyber Essentials Plus, a recognised government-owned scheme operated by the National Cyber Security Centre (NCSC). We have a set of layered security defences against new and emerging cybersecurity threats. These are regularly tested by both our in-house security testing team and leading independent experts in the cybersecurity industry. All colleagues must complete annual cybersecurity training. There were no instances of security breach caused by a cybersecurity threat in the last three years.

→ **More information on our cybersecurity risk management can be found on pages 268 to 271.**

Combatting fraud

We are committed to combatting fraud and supporting our customers when they fall victim to scams.

We continue to operate in market facing a persistent and evolving threat of fraud. UK Finance reported a 3% increase in fraud losses across the UK industry in the first half of 2025 compared with the same period in 2024, with total losses reaching £629 million.[1] While losses from unauthorised fraud fell by 3%, losses linked to Authorised Push Payment (APP) fraud rose by 12%, highlighting the growing and increasingly sophisticated threat of scams in the UK.

To respond to the growing threat, we continue to improve and build new tooling to support our customers should they be impacted by fraud. This includes new functionality in our mobile applications that allows customers to respond in real time to fraud alerts directly from their phones, improving fraud prevention and enabling them to transact more efficiently. Our efforts to provide the best experience for customers when dealing with fraud claims resulted in an NPS® score from surveyed customers of +60 for Q4 2025.

In March 2025, NatWest Group announced its collaboration with OpenAI to deliver a streamlined customer experience when identifying, reporting and resolving fraud and scam cases. This new partnership reflects our ambitions to adopt new technologies that will aid us in creating a safer customer ecosystem.

Payment Systems Regulator (PSR) performance data

In July 2024, the PSR updated its Authorised Push Payment (APP) fraud performance data for 23 banks, including 14 major UK banking groups and nine smaller firms. The performance data relates to 2023.[2] Key achievements for NatWest Group included:

- Ranking fourth for reimbursing customers who fell victim to APP scams.
- Having the third lowest value of APP scams sent per £ million of transactions. For every £1 million of transactions sent in 2023, £92 was APP fraud; down from £134 in 2022.

→ **Read more on the PSR website.**

Spotlight

Partnering with Meta to disrupt online scams

NatWest Group is a founding partner in Meta's Fraud Intelligence Reciprocal Exchange (FIRE) – a collaborative initiative designed to disrupt online scams. FIRE is a cross-industry threat intelligence sharing programme, allowing banks and other companies to share intelligence directly with each other to stop scammers and protect users. NatWest was the first bank in the UK to participate in the programme.

As part of the pilot, we shared vital information based on reports from scam victims, helping Meta to identify and remove fraudulent accounts and content more quickly and effectively.

This partnership is just one example of our commitment to working across sectors to improve protections for customers and reduce the impact of online fraud.

From 1 January to 30 November 2025, in line with PSR regulations, we reimbursed

76%

of APP scam victims which covered 80% of all money lost to fraudsters.

(1) UK Finance Half Year Fraud Report 2025 can be found at www.ukfinance.org.uk.
(2) As per the latest performance data available on the PSR website. The above information is disclosed in line with page 84 of our NatWest Group plc 2024 Sustainability Report.

Sustainability review continued

Skilled, engaged and inclusive workforce

Our people are the foundation of our ambition to succeed with customers. We are investing in the capabilities that matter most for the future, including data, AI and deep technical expertise, to support progression and enable high performance. By equipping colleagues to make better decisions in service of customers and operate at pace, we are building a culture that delivers stronger customer outcomes and drives sustainable, customer-led growth.

Since the launch of Beyond in January 2024, approximately

165,000

learning hours have been completed.

c.11,000

colleagues enrolled in AI Power Sprints.

Strong Our View Inclusion score of

89%

and Wellbeing score of 82%, sitting at +8 and +7 vs the Global Financial Services Norm.

Building a future-ready workforce

Workforce planning

To build a more connected and future-focused workforce, we take a strategic approach to workforce planning to ensure we have the skills and capabilities we need to deliver on our strategy and meet evolving customer needs.

Through the implementation of Workday Adaptive Planning in 2025, our bank-wide employee data forecasting tool, we transformed our workforce planning, with improved visibility, tighter controls, and a materially more stable workforce outlook.

To enable effective usage of this tool we ran over 100 training sessions in 2025, upskilling almost 400 colleagues. We also introduced automation of future dated worker transactions, specifically all movements of joiners, movers, leavers and worker changes. As a result, around 3,500 FTE movements have been automated via Workday Adaptive Planning, saving workforce planners approximately 350 hours per month.

Enabling skills and career development

To adapt and meet customers' changing needs, we foster continuous learning, offering all colleagues two dedicated learning days annually. They can also access a comprehensive suite of learning opportunities to enable skills and professional development at every stage of their career.

Our learning programme to support our performance philosophy, Beyond, has supported almost 62,000 colleagues in building skills for performance and culture change, with around 165,000 learning hours completed since launch in January 2024.

Colleagues consistently reported increased understanding, confidence and capability post completion of Beyond learning modules, with positive scoring ranging from 83% to 96%.

In March 2025, we launched the Power Up Your Career pilot to empower colleagues to take an active role in steering their career development. Pre and post pilot session questionnaires demonstrated increased colleague confidence in career progression, rising from 11% to 71%.

In Commercial & Institutional, we launched Precision Growth, a sales and business development programme, in September 2025. This enabled 460 colleagues to build the knowledge, skills and practical application needed to support meaningful, trusted relationships with customers. The programme aims to systemise sales excellence practices, improve consistency and reinforce leadership oversight through performance coaching. 90% of colleagues from the programme reported increased confidence in their abilities to ask powerful questions.

Expanding future skills and AI capability

We are investing in AI skills development for every colleague to support the bank-wide roll out of AI tools (Co-Pilot and Aiden, our internally developed generative AI tool). In 2025, almost 63,000 colleagues completed foundational AI learning, while around 11,000 colleagues enrolled in AI Power Sprints, guided, practical, social learning experiences designed to boost knowledge and confidence. AI skills dominate elective learning, with 15 of the top 20 courses completed being AI-related. We have established strategic partnerships with Microsoft and the University of Edinburgh to accelerate our AI capabilities and adoption.

(1) Colleagues means all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.

Sustainability review continued | Skilled, engaged and inclusive workforce continued

To further help build capability in critical skills for a future-ready workforce, we support and encourage colleagues to complete future skills learning. In 2025, 77% of colleagues completed future skills elective learning, with around 307,000 learning hours completed.

In the spirit of simplification, in 2025 we reduced mandatory learning time by 29%, compared with 2024, while maintaining strong colleague feedback on our learning and development programmes. According to our colleague survey, Our View, 88% of colleagues agreed that our learning and development programmes had prepared them for the work they do.

During UK National Learning at Work Week in May 2025, our Get Connected campaign inspired colleagues to learn and grow, attracting 6,248 live attendees. Feedback was overwhelmingly positive, with 97% of attendees feeling inspired to develop their skills further.

Enabling internal mobility

To boost internal mobility across NatWest Group, 818 colleagues completed a gig – a small, discrete piece of work that colleagues can perform alongside their day job across various areas in the bank – in 2025, which supported skills development and mobility.

In addition, the UK Mobility Hub offers support to colleagues at risk of redundancy and helps them find new roles. In 2025, the hub provided one or more services to 1,969 colleagues. Of 679 colleagues who registered for redeployment support, 73% were successfully redeployed into new roles. The hub received a Net Promoter Score®[2] of +89.

Investing in talent and leadership capability

Attracting, identifying and developing talent

Building a strong pipeline of talent for our workforce relies on attracting talented individuals to start their careers with us, identifying those with the potential to excel in their fields and then providing the support they need throughout their career to thrive.

Through our Early Talent Programmes in 2025, we hired 868 graduates, interns and apprentices across the UK and India. This included 96 apprentices through our Elevate programme that partners with the charity, Leadership Through Sport and Business, to support individuals from lower-income socio-economic backgrounds.[3]

868

graduates, interns and apprentices hired across the UK and India in 2025.

To nurture our talent we have a talent identification process to help leaders identify colleagues with the potential to progress further and faster. In 2025, we identified 1,635 colleagues across the bank who will be placed on a talent development pathway to help them shape career growth aligned to their goals and ambitions.



Leadership development

To strengthen our leadership capability, leaders at every stage of development can access support, training and resources from our Leadership Academy. This investment in our leaders is paying off, demonstrated by an uplift in scores from 2024 on purposeful leadership, performance culture and line manager capability in our colleague survey, Our View.

During 2025, 1,678 of our senior leaders participated in executive coaching with a specific focus on development aligned with NatWest Group behaviours. We also partnered with global leadership consultancy, Spencer Stuart, to better understand the cultural and leadership style profiles of our executive leaders.

Succession planning

To continue building a leadership pipeline that proactively supports leaders' development, we enhanced our succession planning approach for CEO-1 and CEO-2 positions and critical roles in 2025 by revising the timescales for target role readiness, increasing our focus on internal mobility and introducing feeder roles to support tailored career planning. A number of successors have advanced into Executive and Group Executive Committee (ExCo) roles in the last 12 months.

→ **Read more about our Early Talent Programme at natwestgroup.com, and for a full breakdown of our Early Talent Programme profiles, refer to our NatWest Group plc 2025 Sustainability Datasheet.**

(1) Colleagues means all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.
(2) Net Promoter®, NPS®, NPS Prism®, and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc.,and Fred Reichheld.
(3) Through working with third-party organisations, eligibility is based on qualification for Free School Meals (FSM) in secondary education; residence in bottom 30% areas of the Index of Multiple Deprivation (IMD); and other personal disadvantage.

Sustainability review continued | Skilled, engaged and inclusive workforce continued

Supporting colleague wellbeing

We are committed to supporting our colleagues' wellbeing throughout their career, and this commitment is reflected in our Live Well Being You strategy. Colleagues globally can access wellbeing resources across mind, body, life and money, with a proactive focus on prevention. These efforts are supported by our Executive Wellbeing Sponsor and Wellbeing Implementation Committee, and c.2,000 Wellbeing Champions embedded across NatWest Group. Our wellbeing initiatives are informed by colleague feedback, engagement data and absence trends, enabling targeted communications and timely interventions.

c.2,000
Wellbeing Champions throughout our business.

Enabling financial wellbeing

Our virtual Financial Wellbeing Zone offers tailored guides and support for colleagues and their families, covering budgeting, planning, and expert advice. Themed education programmes are planned to coincide with national events, and thousands joined live webinars during Financial Wellbeing Month. In 2025, free personal financial health checks and Financial Foundations workshops were available, and participation rates in the flagship Retirement Savings Plan (RSP) were high, supported by initiatives like Save More Tomorrow.

All our employees have access to benefits through the NatWest Group Benefits Hub that provides a wide range of pension, protection, healthcare, lifestyle and discount benefits.

Mental health support and engagement

During 2025, we embedded menopause, menstrual and reproductive wellbeing into our core wellbeing strategy, partnering with our Gender Network, unions and external experts to steer our approach. As part of this effort, we hosted monthly support cafés, refreshed our online resources and ran expert-led events to normalise conversations and encourage accessing confidential advice.

Our award-winning cancer line manager training, developed with Macmillan Cancer Support, continued to enhance manager confidence and enable psychological safety for colleagues. We also saw almost 16,000 questions on mental health answered on our Just Ask A Question (JAAQ) platform in 2025, with a mental health campaign extending this service to customers via our branch network.

In 2025, we continued our practice of engaging colleagues, customers and communities through our UK-wide baton relay and virtual activity challenge, promoting mental and physical wellbeing behaviours. Through our partnership with Team GB and Paralympics GB, we welcomed leading experts in sleep, stress and menopause, who shared insights from their work with elite athletes and translated these lessons into the workplace, reaching around 2,500 colleagues who attended their sessions.

NatWest Group achieved top tier accreditation in the MindForward Alliance's Thriving at Work Assessment and maintained Tier 2 in the CCLA[(1)] Corporate Mental Health Benchmark. These help us benchmark our wellbeing offering externally and, alongside our colleague survey, Our View, inform our wellbeing strategy.

→ **Read more about how we support colleagues with their wellbeing at natwestgroup.com and in our NatWest Group plc 2025 Sustainability Datasheet.**

(1) Churches, Charities and Local Authorities (CCLA) is a UK charity fund manager, working with charities, religious organisations and the public sector.

Spotlight

Winning Together: aligning purpose, culture and performance to deliver for customers

In February 2025, we launched Winning Together, our bank-wide framework that brings together our purpose, strategy, ambition and cultural aspirations. It underpins our approach to building a high-performing, customer-focused organisation. It explains clearly what we're aiming to achieve, and has strengthened our performance culture by setting clear expectations of leadership, accountability and impact.

These expectations were embedded through Beyond, our performance management philosophy. A greater emphasis has been placed on clarity of objectives, quality of delivery and continuous development. This has supported a shift towards earlier, more constructive performance conversations, with the aim of enabling colleagues to perform at their best while maintaining results-focused discipline across the organisation.

Our new behaviours

In March 2025, we introduced the new NatWest Group behaviours – a pivotal step in cultural transformation.

Through extensive engagement with the Group Executive Committee, senior leaders and focus groups across the bank, we explored what truly matters in how we deliver for customers and work together effectively. This insight informed the design of three clear behaviours that reflect our shared priorities and now guide how we drive performance across the organisation.

Our new behaviours provide a consistent benchmark for how colleagues work together, make decisions and deliver on our purpose and ambitions. They aim to reinforce a strong connection between individual contribution, team performance and enterprise priorities.

Our new behaviours:

We start with customers
We raise the bar
We own our impact

The three behaviours replaced multiple colleague frameworks, including our values and critical people capabilities, creating a single, consistent and practical way of describing how we work. Our research showed that behaviours, expressed through clear and active language, are more actionable for colleagues and easier to apply in day-to-day decision-making.

We have embedded these behaviours into how we operate, from recruitment and onboarding through to performance, development and reward. As part of this simplification, we reduced the number of behavioural indicators from over 180 to 15, making expectations clearer, more memorable and easier for colleagues to understand and put into practice.

We complemented these changes with the introduction of Recognise, our bank-wide approach to acknowledging and celebrating contribution and behaviours-led impact, celebrating success as it happens.

→ **For further information on how we are strengthening performance and recognition, see our Directors' remuneration report, page 148.**

Sustainability review continued | Skilled, engaged and inclusive workforce continued

Creating an inclusive workforce

Understanding the diverse perspectives and needs of our communities helps us support our customers to the best of our ability. That's why we strive to be an inclusive business that gives all our colleagues and customers the opportunity to turn possibilities into progress.

Driving inclusion across the bank

Our efforts to drive inclusion are steered by our Enterprise Inclusion committee, jointly led by our Chief People Officer and Chief Marketing Officer. The Committee takes a focused and impactful approach to embedding inclusion across the bank, bringing together leaders, networks and working groups to align priorities, share insights, and ensure meaningful progress. It unifies all our inclusion activity, focusing on key levers such as attraction, development, retention, and workplace culture, taking a holistic organisation wide approach with sustainable, long-term impact.

NatWest Group's commitment to inclusivity has been recognised by winning the 'Social Mobility Network of the Year Award' at the UK Social Mobility Awards, in October 2025.

→ **For full details of our 2025 awards, refer to natwestgroup.com.**

Supporting our employee-led networks

Our eight employee-led networks (ELNs), with approximately 15,000 unique members, help to foster an inclusive environment at NatWest Group. In June 2025, we held a pan-ELN summit to develop closer relations across our ELNs, increase collaboration, focus on intersectionality and work with our networks to effectively support the business strategy.

In October 2025, we introduced a two-stage ELN co-chair learning programme, to equip co-chairs with an industry-recognised qualification.

→ **For more details on our ELNs, refer to natwestgroup.com.**

Promoting inclusive recruitment and retention

To ensure our hiring processes are inclusive, we use our Recruitment Yes Check, a comprehensive checklist that emphasises inclusion and candidate experience throughout the hiring process. All hiring managers must complete inclusion focused recruitment training.

We encourage the use of Inclusive Interview Ambassadors to bring diversity of thought to interviews, and it is mandatory for all senior level interviews to include Inclusive Interview Ambassadors. Around 900 colleagues in the UK participated in this programme in 2025, and the initiative was also launched in India in October 2025.

We continued to embed sponsorship across the bank, through business-led programmes to support career development and to accelerate the entry of underrepresented groups into senior roles.

Disability and neurodiversity

We achieved silver in the Business Disability Forum (BDF) Disability Smart Audit and renewed our status as a Disability Confident Leader.

In May 2025, we established a disability inclusion action group to work on the outputs of the audit and support our progress towards achieving a gold standard in the next audit. We also marked Global Accessibility Awareness Day and International Day of Persons with Disabilities with a series of colleague events.

In 2025, 758 colleagues accessed the neuro-developmental pathway through our private medical cover, which provides assessment, diagnosis and short-term support for attention deficit hyperactivity disorder (ADHD), autism spectrum disorder (ASD) and Tourette's Syndrome.

Socio-economic diversity

We strengthened our commitment to socio-economic inclusion by contributing to Progress Together's Shaping the Growth: Socio-economic Diversity in Financial Services Report – the largest study of its kind exploring the link between career progression and socio-economic background.

Five colleagues participated in the KPMG Thrive Together Programme, a six-month pilot to enhance socio-economic inclusion through cross-organisational mentorship. We also hosted a social mobility day event in June 2025 focused on 'shifting mindsets', recognising the distinct strengths of colleagues from lower socio-economic backgrounds and discussing organisational mindset on opportunity.

Additionally, the Legal, Governance and Regulatory Affairs function continued to run the week-long First Step programme that enables students and apprentices from underrepresented communities to gain an insight into the legal profession.

LGBTQ+

Our LGBTQ+ Rainbow Network, in collaboration with the Wellbeing team, launched Bi+ the Way in October 2025 – a dedicated virtual support space for Bi colleagues.

To further support inclusion and learning, the Network also ran online allyship at work sessions in collaboration with the Gender network, designed to help deepen self awareness, understand personal influence, and take practical action to support colleagues.

In 2025, we also launched Grow with Pride, a developmental learning pathway co-created with LGBTQ+ colleagues, focusing on the soft skills they most want to develop.

Furthermore, NatWest Group India ranked as one of the top 10 employers for LGBT+ Inclusion in the India Workplace Equality Index 2025.

Gender

The FTSE Women Leaders Review ranked NatWest Group 9th in the FTSE 100 Rankings 2024 for Women on Boards and in Leadership. We were also once again named in The Times Top 50 employer for Gender Equality. As a Women in Finance Charter signatory, we joined an industry-wide hackathon in July 2025, to accelerate progress for women in leadership.

Our Gender Network's development programme supported 152 colleagues in 2025, enabled by 85 coaches.

We enhanced wellbeing support by including free period products in UK offices and introducing colleague support circles for menstrual health, men's mental health and women's safety.

Ethnicity

In 2025, we were recognised as an 'Advanced Employer' by Investing in Ethnicity's maturity matrix. As part of Race Equality Week in February 2025, we organised several events around the theme 'Every Action Counts' to highlight our efforts to meet our Banking on Racial Equality commitments, which moving forward will be managed through the Enterprise Inclusion Committee.

In Black History Month in October 2025, we continued our internal focus on action with the theme 'Committed to Action, Moving Forward Together'. We held an event about the future of Black enterprise with The Financial Times, and a panel discussion exploring how leaders can foster inclusive environments.

The Black Talent Awards recognised our Multicultural Network as a finalist in the Employee Resource Group (ERG) of the Year category.

Sustainability review continued | Skilled, engaged and inclusive workforce continued

Our progress and targets

In 2025, through our colleague survey, Our View, 95% of colleagues reported that they believe NatWest Group provides a working environment free of discrimination and harassment +8 vs the Global Financial Services Norm and +4 vs the High Performing Norm.

Our Board composition exceeded the FTSE Women Leaders Review target of a minimum of 40% women's representation by the end of 2025, with a figure of 55%, as at 31 December 2025. Our executive management team was made up of 43% women as at 31 December 2025, with the Group Chief Financial Officer, CEO, Private Banking & Wealth Management, CEO, Retail, Group Chief Marketing Officer, Group Chief People Officer and Group Chief Corporate Affairs Officer roles held by women.

In 2025, we introduced new diversity targets to be achieved by 2030. Our targets are aimed at increasing diversity in our senior roles. We monitor, review progress and report against our diversity targets through monthly data dashboards, bi-annual diversity reviews with Group Executive Committee members and senior leaders and via our quarterly Enterprise Inclusion Committee. Our targets are informed by census data and bench-marked externally.

We have a target to achieve 50% female representation globally(1) in our senior leadership population(2) and 45% female representation globally(1) in our management population(2) by 2030. As at 31 December 2025,(4) we had 46.7%(RA) female representation globally(1) in our senior leadership population(2) and 34.4%(RA) female representation globally(1) in our management population.(2)

We are committed to pay equality. The mean gender pay gap for NatWest Bank, our largest reporting entity, is 23.5% closing the gap by 1.9 percentage points since 2024.

The mean gender bonus gap is 41.2% closing the gap by 1.8 percentage points from 2024.

We have a target to achieve 19% of UK colleagues from ethnic minority groups in our senior leadership population(2) and our management population(2) by 2030. As at 31 December 2025,(4) of 79% of our senior leadership colleagues who disclosed their ethnicity, we had 10.8%(RA) of UK colleagues from ethnic minority groups in our senior leadership population.(2) As at 31 December 2025(4), of 85% of our management colleagues who disclosed their ethnicity, we had 14.5%(RA) of UK colleagues from ethnic minority groups in our management population.(2) Overall, of those who disclose their ethnicity, 23% of all colleagues in the UK identify as being from an ethnic minority group, a two percentage point increase since 2024.

In line with our commitment to transparency under the UK Government's Race at Work Charter, we have voluntarily disclosed our aggregated ethnicity pay gap for NatWest Group UK. The mean ethnicity pay gap is 5.4%, this gap increased by 0.47 percentage points since 2024. The mean ethnicity bonus gap is 31.0%, this gap increased by 5.2 percentage points since 2024.

We have broken down our ethnicity pay gaps to compare the average hourly pay of Asian, Black, mixed/multiple, and other ethnic minority colleagues with that of White colleagues at NatWest Group in Great Britain. This highlighted a wider pay gap between Black and White colleagues than the average ethnicity pay gap. The targets, alongside other initiatives, aim to increase the number of Black colleagues in UK roles, to address under-representation in this area.


NatWest
NatWest
250
250
SPITALFIELDS

We have a target to achieve 5% of UK Black(3) colleagues in our senior leadership population(2) and our management population(2) by 2030. We continue to work towards having Black colleague representation at senior leadership level and recognise we have more work to do. As at 31 December 2025,(4) we have 1.5%(RA) of UK Black(3) colleagues in our management population.(2) Overall, of those who disclose their ethnicity, 4% of all colleagues in the UK identify as being Black.(3)

→ **For a full breakdown of our colleague data refer to our NatWest Group plc 2025 Sustainability Datasheet and our Pay Gap Report available on natwestgroup.com.**

→ **For details on the calculation of our inclusion metrics, refer to our Basis of Reporting available on natwestgroup.com.**

Companies Act 2006, section 414C (8)(c) disclosure

	Male #	Female #
Directors of the company	5	6
Executive employees	63	46
Directors of subsidiaries	154	69
Permanent employees (active and inactive)	32,100	28,100

There were 332 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

UK Corporate Governance Code (the Code) Provision 23:

As at 31 December 2025, the gender balance of those in the senior management and their direct reports was 42% female and 58% male. For the purposes of this note, 'the senior management' means our executive management team and the company secretary (as required by the Code).

→ **For Board and executive management diversity disclosures (UK Listing Rule 6.6.6R (10)), refer to page 103.**

(1) Global targets remain subject to local laws and regulations.
(2) The senior leadership population is CEO-2+ and our management population is grades C11+.
(3) Black mixed ethnicity categories are included in our Black diversity target calculations.
(4) NatWest Group's management structures were revised during 2025. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of 2025.
(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 71.

Sustainability review continued

Driving a culture of integrity and responsible risk management

Managing risks and behaviours driven by ethics and integrity are vital to protecting the trust and confidence of our customers, colleagues and wider stakeholders. These responsibilities are shared by everyone at NatWest Group. Our policies underpin our decisions and set expectations for acting with integrity, sound judgement and accountability.

We are proactive in monitoring our risks, reviewing our policies and educating our employees to maintain a strong approach to managing risk.

97%

of those who completed the Our View engagement survey in 2025 agreed that they know how to raise concerns about wrongdoing in their business units.

Refreshing our Code

Our Code guides how we act ethically, responsibly and with integrity to deliver positive outcomes for our customers, communities and shareholders. In 2025, we refreshed Our Code to better reflect our evolved ambitions, our customers' challenges and the macroeconomic trends that are shaping how we work.

We used this opportunity to bring a number of policies under Our Code, giving colleagues a clear standard to maintain as we work together towards the same goals. It is hosted online, giving our colleagues one convenient place to find the information they need. We also publish Our Code externally to be transparent and open with all our stakeholders about the approach at NatWest Group.

→ **Details of our approach to preventing and managing conflicts of interest and our obligations to competing fairly can be found in Our Code at natwestgroup.com.**

Monitoring compliance with Our Code

We have several systems in place to monitor compliance with Our Code and other policies. Employee performance and remuneration are linked to conduct, behaviour and risk management, with these included in the accountability review process and reflected in pay outcomes where required. Each year, all colleagues undertake mandatory training on Our Code and conduct policies. Breaches can lead to disciplinary actions, including dismissal and notification to authorities in some instances.

→ **Read more on how the key tools guide the way we work together in Our Code disclosure.**

Protecting whistleblowers

Everyone at NatWest Group plays a role in reinforcing Our Code. We want our colleagues and any individuals we interact with to feel confident to raise concerns about wrongdoing or misconduct without fear of retaliation.

Speak Up is our formal whistleblowing framework, which gives individuals a secure reporting system to share concerns in confidence, and anonymously if preferred. It is operated by an independent third party and available to all employees and those acting on behalf of or representing NatWest Group such as contractors, subcontractors, suppliers, temporary staff, secondees, consultants, interns and volunteers. This also includes anyone formerly in these roles.

In 2025, 419 reports were made through Speak Up compared with 434 in 2024. Of 504 reports closed/investigated in 2025, 39% of all allegations related to behaviour not consistent with Our Code, including discrimination and harassment. We do not tolerate any form of harassment or discrimination and where reports were substantiated, appropriate action was taken to rectify the situation, following a discussion with the People function and the respective business unit.

In 2025, 97% of those completing our colleague engagement survey, Our View, agreed that they know how to raise concerns about wrongdoing in their business. 88% of colleagues also agreed it was safe to speak up in their business area, and believe that concerns will be handled appropriately.

→ **Read more on our Whistleblowing pages at natwestgroup.com.**

Sustainability review continued | Driving a culture of integrity and responsible risk management continued

Reports via Speak Up[(1)]


419
434
419
2023
2024
2025

Additional policies and guidelines to manage risks

In line with good business practice, we have clear policies relating to conflicts of interest, political neutrality, respecting human rights and managing environmental and social risks.

Conflicts of interest

The NatWest Group Conflicts of Interest Policy sets out how we identify, prevent or manage actual and potential conflicts of interest that may arise.

It applies to all employees, contractors and agency staff and covers all business segments, functions and legal entities within NatWest Group. We take appropriate steps to identify, prevent and manage conflicts of interest, including those arising between different parts of NatWest Group, between NatWest Group and its customers, or between customers themselves.

Managing conflicts effectively requires a range of measures tailored to the nature of the conflict, where it arises and the parties involved. These measures include:

- establishing information barriers,
- separate supervision of employees involved in potentially conflicting business activities,
- a remuneration policy designed to avoid conflicts, and
- maintaining a conflicts register.

In some cases, it may involve maintaining a register of activities with regular review and reporting, declining personal dealing requests or outside business interests where an actual or perceived conflict exists. Internal guidance and training underpin these practices.

Advocacy and political involvement

NatWest Group does not make political donations or have affiliation to any political party. As a result, we made no political donations in 2025. However, we do engage with political parties and participate in government consultations and discussions to share our industry perspective. Our relationship with governments (UK and devolved) is focused on protecting the operation of our business and the interests of our customers and shareholders. Our employee conduct policy ensures that any colleague involvement in politics is kept entirely separate from their bank role.

Respect for human rights

In June 2025, we published our first standalone Human Rights Report, which brought together our Human Rights Position Statement and Salient Human Rights Issues disclosure. It explained both our approach to upholding and respecting human rights, and our management of our identified salient human rights issues. We used the UN Guiding Principles Reporting Framework to assess our current approach and identify areas where we have more to do.

Our internal Human Rights Action Group met bi-monthly to drive progress on our bank-wide approach and we further embedded our human rights risk acceptance criteria across our commercial banking relationships. We continue to monitor legislative changes, and in 2025, we mapped our risk standards to the updated UK Home Office Transparency in Supply Chain statutory guidance.

There were also notable trends and patterns in customer and stakeholder concerns relating to the salient issue of conflict and security. In response, our Human Rights Action Group coordinated risk-based due diligence, including additional monitoring and engagement with our commercial customers, suppliers and investment portfolios, drawing on our human rights risk acceptance criteria.

Our ninth Modern Slavery and Human Trafficking Statement was published in June 2025 and retained Tier 2 status in the CCLA[(2)] 2025 Modern Slavery Benchmark. In September, we won gold for Business Impact at the 2025 Unseen Business Awards for our approach to tackling modern slavery.

→ **Read our Human Rights Report at natwestgroup.com.**

Spotlight

Raising awareness of human rights and modern slavery

Recognising the heightened risks of human rights and modern slavery in our own supply chain and in some parts of our commercial banking business, we ran a series of training programmes and discussions to explore important topics among our colleagues and clients, including:

- A webinar on modern slavery concerns in the UK care sector for healthcare Relationship Managers, followed by a joint session with colleagues and healthcare clients to discuss these risks together.[(3)]
- Modern slavery training for our Supply Chain and Third-Party Risk Management colleagues from Action Sustainability, through the Supply Chain Sustainability School, to understand and address the risks and challenges in their roles.[(4)]
- A week-long campaign of live webinars in recognition of Anti-Slavery Day. Key topics included modern slavery risks in the agricultural sector and detection of financial crime associated with child sexual abuse.

Almost

2,000

colleagues took part in our Anti-Slavery Day Awareness Week.

(1) Numbers represent the number of reports to Speak Up which qualified as whistleblowing concerns in line with the NatWest Group Speak Up policy.
(2) Read more on the CCLA Modern Slavery Benchmark and its outcomes at ccla.co.uk.
(3) The two webinars on modern slavery concerns in the UK care sector were attended by 55 colleagues and 48 colleagues and healthcare clients respectively.
(4) 96 colleagues attended our training from the Supply Chain Sustainability School.

Sustainability review continued | Driving a culture of integrity and responsible risk management continued

Environmental and social risks

The activities of our customers often have environmental and social impacts, including polluting activities and the potential for human rights violations. From 1 January 2026, we updated the name of our Environmental, Social and Ethical (ESE) Risk Framework to the Environmental and Social (E&S) Risk Framework.[1]

The E&S Risk Framework applies to all legal entities in NatWest Group for the onboarding of non-personal customers for the purpose of providing financing and applies to the management of E&S risk throughout these customers' life-cycles. It is comprised of E&S Risk Acceptance Criteria (RAC) for seven sectors which present heightened E&S risk and a RAC for human rights.[2] Customers whose activities fall within a sector RAC, or any other customer where associated E&S risk concerns have been identified, are subject to enhanced due diligence. Customers whose activities fall within a sector RAC, or any other customer where associated E&S risk concerns have been identified, are subject to enhanced due diligence.

From 13 February 2026 the scope of the E&S Risk Framework was expanded from lending and loan underwriting to cover a broader definition of financing by including bond underwriting.

In 2025, we carried out enhanced due diligence in relation to

292

customers compared to 330 in 2024.

We performed enhanced due diligence in relation to 67 trade-related transactions involving defence equipment, compared to 71 in 2024.

→ **Refer to page 275 for more information on our approach to reputational risk. Read more about our E&S RAC at natwestgroup.com.**

→ **Refer to page 28 of the NatWest Group plc 2025 Climate Transition Plan Report for further information on our E&S Risk Acceptance Criteria.**

Meeting our tax responsibilities

At NatWest Group, we aim to pay the right amount of tax, both in the UK and other jurisdictions where we operate, following the spirit as well as the letter of the law.

During 2025, we paid a total of £2.63 billion of tax in the UK, compared to £2.46 billion in 2024. We were ranked as one of the highest taxpayers in terms of UK taxes paid in the PwC 2025 Total Tax Contribution survey of The 100 Group, which referenced our tax payments in 2024. The 100 Group represents members of the FTSE 100 along with several large private companies in the UK.

In addition to the taxes we pay, we also collect and administer taxes and social security contributions on behalf of governments. During 2025 we collected a total of £0.97 billion, compared to £0.89 billion in 2024, of tax on behalf of the UK Government, primarily in relation to employee income tax and National Insurance contributions (NIC).

The charts opposite show the different taxes we paid globally and in the UK, as well as the taxes we collected in the UK in 2025.

→ **Read more about our approach to tax and management of tax risk in Our Tax Strategy and 2024 Tax Transparency Report.**

→ **Read more about the taxes we paid in the UK and globally during 2025 on our tax webpage at natwestgroup.com.**


£2,630m

£2,630 million

of tax was paid by NatWest Group in the UK during 2025

Corporate income tax	1,567
Irrecoverable VAT/sales tax	516
Bank Levy	125
Employer payroll taxes	362
Business rates/other taxes	60


£2,941m

£2,941 million

of tax was paid by NatWest Group globally during 2025

Corporate income tax	1,792
Irrecoverable VAT/sales tax	544
Bank levy	127
Employer payroll taxes	412
Business rates/other taxes	66


£965m

£965 million

of tax was collected by NatWest Group in the UK during 2025

Net VAT and other taxes collected	147
Employee income tax and NIC	818

(1) This change better reflects the framework's underlying methodology which focuses on a risk-based approach aligned to our organisational risk appetite, rather than values-based judgements.
(2) As at the date of this publication, there are Risk Acceptance Criteria in place for the following sectors – Adult Entertainment, Animal Welfare, Defence & Private Security, Forestry, Fisheries & Agribusiness, Gambling, Mining & Metals, Energy Supply Sector, and Human Rights, which continue to be subject to change.

Additional sustainability information

Our approach to assessment of key sustainability topics

To ensure our sustainability efforts deliver meaningful value to our stakeholders, we use a methodical assessment process to identify and assess themes of importance to our business and interests of our stakeholders. This disciplined approach enables us to focus on the topics that are important to our shared success and on creating sustainable value.

Our assessment approach

In determining the sustainability information to be included in this report, NatWest Group has complied with the mandatory requirements of sections 414CA and 414CB of the Companies Act 2006.

In addition, we identified and prioritised the key sustainability topics included in this report through stakeholder engagement and considerations relating to our own strategy and core business activities. We engaged with stakeholders through interviews, consultation workshops, meetings and surveys, along with drawing on insights from peer reviews, trends and industry practice.

These perspectives were considered as part of an internal review of the identified topics from a business and strategic lens, including consideration of their relevance to NatWest Group's activities and strategic direction, and the potential interactions between NatWest Group's activities and its stakeholders, including investors, customers, colleagues, communities and suppliers.

NatWest Group has also monitored developments in relation to the UN Principles of Responsible Banking, the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) standards. We used these frameworks for reference purposes only in identifying key sustainability topics. We have not yet sought to fully align with these frameworks and they should not be interpreted as fully applied or adopted by NatWest Group.

By identifying the key sustainability topics, NatWest Group seeks to better prioritise matters most relevant to its stakeholders, embed sustainability considerations into decision making, manage emerging risks and capture opportunities. Applied across NatWest Group's value chain, this understanding is intended to help manage potential negative sustainability-related impacts, enhance potential contributions and align NatWest Group's actions with stakeholder expectations.

The assessment processes described above have not been conducted in accordance with the financial reporting requirements of the International Financial Reporting Standards, nor are they aligned with the sustainability-related disclosure standards expected to be introduced in the future. As such, the assessment process and any topics identified through them should be interpreted with appropriate caution.

Scope, challenges and limitations

The topics presented on page 40 represent key sustainability topics for NatWest Group and may differ across our legal entities and geographical footprint. Progress against individual topics can be varied. The topics are not necessarily indicative of, and may be different to, the topics we may disclose in future. Our list of key sustainability topics and stakeholders engaged may continue to evolve as subsequent key topics assessments are completed and as our, and the industry's understanding of the sustainability-related impacts, risks and opportunities (IROs) continues to develop.

Like many of our peer companies we continue to face challenges on data availability, comparability, and uncertainty on the extent of sustainability-related impacts, as well as associated financial risks and opportunities. We also continue to actively consider new insights and data which may influence or enhance our view on key sustainability topics. We will continue to review industry developments and evolve our approach to the assessment of key sustainability topics with regards to new insights, data and developing regulatory requirements and frameworks. As a result, we expect that certain disclosures made in this report may be amended, updated, recalculated and/or restated in the future as the quality and completeness of our data and methodologies continue to improve.

Readers of the sustainability content of this report should take into consideration this section together with the Climate and sustainability-related risks on pages 420 to 422, alongside with Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements on pages 429 to 430 and Cautionary statements in relation to the climate and sustainability-related disclosures on pages 431 of this report.

Preparing for incoming sustainability reporting standards

NatWest Group continues to monitor legal and regulatory reporting and disclosure requirements (such as the recent Financial Conduct Authority consultation on Aligning listed issuers' sustainability disclosures with international standards and the EU Corporate Sustainability Reporting Directive) with the aim to ensure that its disclosures are transparent, robust, and aligned with applicable legal and regulatory requirements and market expectations. In addition, we continue to monitor reporting standards, such as the UK Sustainability Reporting Standards and European Sustainability Reporting Standards, other industry standards and evolving market practice to inform the ongoing development of our approach.

We continue to evolve our approach to assessing key sustainability topics, building on existing processes to develop a structured and consistent approach that informs our thinking and supports readiness for legal and regulatory requirements. In 2024, we piloted an initial approach with the objective of refining our understanding of sustainability topics and developing an assessment framework and underlying criteria, alongside an initial list of key topics. As part of this pilot, we mapped our stakeholders across our current view of our value chain to identify potential sustainability-related IROs which might arise, engaged internal teams to assess them, and validated findings through additional stakeholder input. The outcomes of this pilot provided a foundation for the further development of our approach and support future reporting and disclosure requirements as expectations continue to evolve.

In 2025, we continued to build on the pilot by further developing the assessment framework for key sustainability topics, and identifying potential data sources to support future analysis, our thinking and topic assessment.

These activities remain in exploration and in the development phase. They provide early insight into potential sustainability-related IROs and inform our longer term thinking. However, they did not determine the key sustainability topics for our 2025 reporting suite (as defined in this report) and previous reports which have not reflected the outcomes of this work.

As our understanding of sustainability-related IROs continues to mature, across both NatWest Group and the wider industry, our approach to the assessment of key sustainability topics may evolve accordingly.

Sustainability review | Additional sustainability information continued

Emissions and emissions estimates, methodologies and limitations(1)

Operational emissions

NatWest Group's operational emissions methodology accounts for greenhouse gas emissions across Scopes 1, 2 and 3. The reporting boundary includes all entities and facilities under our operational control. Emissions reporting adheres to the Greenhouse Gas Protocol Corporate Standard, utilising both actual and estimated data to fill gaps.

As shown on page 55, Scope 1 includes direct emissions from fossil fuels and vehicles, while Scope 2 includes emissions from electricity. Scope 3 includes indirect emissions such as supply chain, business travel, commuting, omitting leased assets, processing of sold goods, franchises and investments from its operational value chain as these are reported elsewhere in the Group's carbon footprint or they are not considered relevant. For indirect emissions, we use a combination of supplier-specific, product and service-specific, and industry average data to estimate supply chain emissions.

Our emissions estimation methodology is regularly updated to enhance accuracy and reporting integrity, with a recalculation policy in place to adjust figures exceeding a 5% change threshold.

→ Refer to pages 13 to 16 of the NatWest Group plc 2025 Climate Transition Plan Report and pages 3 to 5 of the NatWest Group 2025 Sustainability Basis of Reporting for further details of our own operational emissions.

Financed emissions

Financed emissions: lending and investments

Financed emissions and emissions intensities are currently estimated on an annual basis for the total in-scope balance sheet. We publish our absolute emissions and emissions intensities one year in arrears of our financial reporting date to allow time for appropriate data sourcing, measurement and review. A common theme for emissions estimation across all sectors is data limitations, including lack of published emissions data and granularity of customer information. As a result, our estimates on page 54 are premised on use of the assumptions, extrapolations or aggregation at subsector levels. We expect our estimates of emissions to change as we improve the granularity and coverage of customer and asset climate data and develop our methodologies further.

→ Refer to page 41 of the NatWest Group plc 2025 Climate Transition Plan Report for a summary of our PCAF data quality scores by sector.

Specific limitations include:

- availability, accuracy and comparability of customer data and other public data sources
- susceptibility to variation year on year
- lack of industry comparability
- complex corporate structures
- double counting of Scope 3
- Scope 3 definition differences.

→ Refer to pages 39 to 42 of the NatWest Group plc 2025 Climate Transition Plan Report and pages 16 to 32 of the NatWest Group 2025 Sustainability Basis of Reporting for further details of our estimates of financed emissions.

Financed emissions: assets under management

Scope 1 and 2 estimated emissions from underlying investments and WACI covered 84% of Managed Assets and Bespoke AUM as at 31 July 2025. This included listed equity, corporate fixed income and government bond asses classes, equating to £30.2 billion.

Coverage increased from £17.1 billion in 2024 (55% of Managed and Bespoke AUM), driven by the availability of data for funds launched in 2024. Advisory assets continue to be excluded as investment decisions sit with our customers. Cash is also out of scope due to the lack of a defined methodology for this asset class.

Scope 3 emissions from underlying funds are excluded owing to uncertainty in the accuracy of available data. We continue to review our approach and anticipate changes in data coverage as our business operations change and new regulatory requirements take effect in our investment jurisdictions.

→ Refer to page 67 and pages 70 to 72 of the NatWest Group plc 2025 Climate Transition Plan Report for further details.

Facilitated emissions from bond underwriting and syndicated lending

NatWest Group estimates its facilitated emissions based on annual transaction volume. This reflects the transactional nature of capital markets activities and the period in which banks generate revenue from them.

We followed the PCAF Part B Global Greenhouse Gas Accounting and Reporting Standard for Facilitated Emissions to define an issuer as an organisation that issues debt or equity capital markets instruments.[2] We also included green bond, green loan syndication[3,4] and the role of co-manager[5] in the estimation of facilitated emissions.

In line with the Standard, we allocated transactions based on actual volume facilitated where available. For remaining positions volume was apportioned equally among bookrunners/arrangers.

Where available, we use customer-level emissions data to estimate greenhouse gas emissions. If customer-level data was unavailable, emissions estimates (PCAF 4) or emission sector averages (PCAF 5) were used for emission intensities from 2024 and applied against 2025 volumes.

→ Refer to pages 43 to 44 NatWest Group plc 2025 Climate Transition Plan Report and pages 53 to 55 of the 2025 NatWest Markets Annual Report and Accounts for further details of estimated facilitated emissions.

(1) Refer to page 45 of the NatWest Group plc 2025 Climate Transition Plan Report for our approach to restatements and re-baselining for our emissions and emissions estimates.
(2) NatWest Group's own bond issuances are not included within estimates of facilitated emissions.
(3) Green bonds and loans are excluded from PCAF's facilitated emissions standard. While these instruments are expected to have lower emissions intensity, there is currently no agreed method to quantify their emissions and NatWest Group does not distinguish these from conventional transactions or apply lower emissions. NatWest Group treats sustainability-linked and sustainable bond and loan activities as conventional for the purpose of estimating and reporting on facilitated emissions.
(4) NatWest Group 2024 climate and sustainable funding and financing inclusion criteria was used to determine the assets, activities and companies eligible for inclusion up to 30 June 2025. From 1 July 2025, the NatWest Group climate and transition finance framework was used.
(5) Co-managers are not captured by the PCAF Standard. We include transactions where we act as a co-manager in alignment with the GHG accounting 'follow the money approach' and with NatWest Group's climate and sustainable funding and financing inclusion criteria and the NatWest Group climate and transition finance framework.

Sustainability review | Additional sustainability information continued

Task Force on Climate-related Financial Disclosures (TCFD) overview


NatWest
NatWest

In 2025, climate-related disclosures have been made within the NatWest Group plc 2025 Annual Report and Accounts, the NatWest Group plc 2025 Climate Transition Plan Report, the NatWest Group plc 2025 Sustainability Basis of Reporting, and the NatWest Group plc 2025 Sustainability Datasheet (the '2025 Climate-related Disclosures Reporting Suite').

NatWest Group confirms that it has:

- made climate-related financial disclosures for the year ended 31 December 2025 that it believes are consistent with the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations and Recommended Disclosures (as defined in the FCA's Listing Rules, as amended by the Disclosure of Climate-Related Financial Information (No 2) Instrument 2021) which include (i) Final Report – Recommendations of TCFD (June 2017) (focusing in particular on the four recommendations and the eleven recommended disclosures set out in Figure 4 of Section C of the TCFD Final Report); (ii) Implementing the Recommendations of TCFD (October 2021 version); (iii) Technical Supplement – the Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities (June 2017); (iv) Guidance on Risk Management Integration and Disclosure (October 2020); and (v) TCFD Guidance on Metrics, Targets and Transition Plans (October 2021 version) and summarised in the tables in the NatWest Group plc 2025 Sustainability Datasheet; and
- set out its climate-related financial disclosures in part in this report, in part in the NatWest Group plc 2025 Climate Transition Plan Report, in part in the NatWest Group plc 2025 Sustainability Basis of Reporting and in part in the NatWest Group plc 2025 Sustainability Datasheet (all published on 13 February 2026 and available at natwestgroup.com) to ensure that the disclosures are included in the most relevant sections in each report, as appropriate.

We have adopted this approach to seek to ensure that we have presented the detailed and technical content in the clearest position for users of these reports.

The climate-related disclosures in the 2025 Climate-related Disclosures Reporting Suite do not cover NatWest Group's Pension Fund (including both Defined Benefit Scheme and Retirement Savings Plan), which are reported on in separate climate-related disclosures published by the trustee of that Fund and regulated by The Pensions Regulator.

→ **Refer to the NatWest Group plc 2025 Sustainability Datasheet for progress against select industry-wide standards, including TCFD.**

→ **Refer to the Non-financial and sustainability information statement on pages 71 to 72 for cross-referencing against the Climate-related financial disclosures required by sections 414CA and 414CB of the Companies Act 2006.**

Disclosures addressing our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the government's policy on Streamlined Energy and Carbon Reporting (SECR) have been included on page 56.

Sustainability review | Additional sustainability information continued

This table outlines how we address the TCFD recommendations across our 2025 climate-related disclosures by mapping each TCFD pillar to the relevant disclosures and indicating where supporting information can be found within the suite. Full detailed cross-referencing is provided in the NatWest Group plc 2025 Sustainability Datasheet.

TCFD Pillars and recommendations	TCFD Recommended Disclosures	Section of the Annual report where disclosures are included in relation to the Companies Act	Section of the wider 2025 Climate-related disclosures with further details, in alignment with the Listing Rules
Governance Disclose the organisation's governance around climate-related issues and opportunities	a. Describe the Board's oversight of climate-related risks and opportunities. b. Describe management's role in assessing and managing climate-related risks and opportunities.	• Sustainability review, refer to page 51 • Governance and remuneration, refer to page 106 • Risk and capital management, refer to pages 254 to 256	NatWest Group plc 2025 Climate Transition Plan Report, refer to pages 11, 18, and 66
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material.	a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term. b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning. c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	• Sustainability Review, refer to pages 48 to 53 • Risk and capital management, refer to pages 192, 213, 214 and 254 to 256	NatWest Group plc 2025 Climate Transition Plan Report, refer to pages 11 to 16, 18 to 38, 53 to 58, 61, 64
Risk management Disclose how the organisation identifies, assesses and manages climate-related risks.	a. Describe the organisation's processes for identifying and assessing climate-related risks. b. Describe the organisation's processes for managing climate-related risks. c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	• Sustainability Review, refer to pages 51 to 53 • Risk and capital management, refer to pages 254 to 256	NatWest Group plc 2025 Climate Transition Plan Report, refer to pages 21, 22, 27, 28, 30, 31, 34, 37, 53 to 58 and 64 to 65
Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process. b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas emissions (GHG), and the related risks. c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	• Sustainability Review, refer to pages 48 to 56 • Risk and capital management, refer to pages 213 and 214	NatWest Group plc 2025 Climate Transition Plan Report, refer to pages 12 to 16, 19 to 25, 26, 29 to 32, 35, 39 to 45 NatWest Group plc 2025 Sustainability Datasheet

Sustainability review | Additional sustainability information continued

Non-financial and sustainability information statement

This non-financial and sustainability information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

We integrate non-financial and sustainability information across the NatWest Group 2025 Annual Report and Accounts, thereby promoting cohesive reporting of non-financial and sustainability matters.(1)

Sustainability reporting frameworks and guidance

We monitor developments for reporting including metrics and targets. In 2025, our focus included the UN Principles of Responsible Banking, Global Reporting Initiative (GRI) standards, Sustainability Accounting Standards Board (SASB) standards, and the Task Force on Climate-related Financial Disclosures (TCFD).

Further information on non-financial and sustainability matters can be found within our reporting suite and additional reports/links as noted below.

- 2025 Climate Transition Plan Report
- 2025 Sustainability Datasheet
- 2025 Sustainability Basis of Reporting
- natwestgroup.com

Assurance Approach

NatWest Group plc appointed Ernst & Young LLP (EY) to provide independent assurance(2) over certain sustainability metrics. These sustainability metrics are marked as limited assurance (LA) and reasonable assurance (RA) within this report and presented in the Sustainability Basis of Reporting and Datasheet. The assurance engagement was planned and performed in accordance with the International Standard on Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other than Audits or Reviews of Historical Financial Information as promulgated by the International Auditing and Assurance Standards Board (IAASB).

An assurance report was issued and is available at natwestgroup.com. This report includes further details on the scope, respective responsibilities, work performed, limitations and conclusion.

Where noted across this report, these indicate that the metric and underlying data were subject to external independent limited or reasonable assurance by EY.

(LA) Metric subject to independent Reasonable Assurance by EY

(RA) Metric subject to independent Limited Assurance by EY

Reporting requirement		Page references in this report	Relevant policy or document available at natwestgroup.com
Business model	• Our business model • Our strategy • Our investment case • Measuring our 2025 performance • Progress against our 2025 strategic priorities • Business performance review • Our stakeholders	• 12 and 13 • 15 • 16 to 17 • 18 to 19 • 20 • 25 to 26, 28 to 29, 31 to 32 • 33 and 34	
Our stakeholders	• Our stakeholders • Section 172(1) statement	• 33 to 34 • 36 to 37	
Environment	• Adapting to evolving market trends • Risk overview • Risk factors	• 22 to 23 • 74 to 79 • 403 to 422	Environmental and Social Risk Acceptance Criteria
Our colleagues	• Skilled, engaged and inclusive workforce • Supporting colleague wellbeing • Creating an inclusive workforce	• 59 to 63 • 61 • 62 to 63	Our Code of conduct

(1) For details on dependencies applicable to and reliance on our climate and sustainability-related ambitions, targets and commitments, refer to Risk factors, including Climate and sustainability-related risks on pages 420 to 422, Additional cautionary statement regarding climate and sustainability-related data, metrics and forward looking statements, and Cautionary statements in relation to the climate and sustainability-related disclosures on pages 429 to 431 of this report.

(2) For limitations on external assurance of sustainability-related metrics, refer to Additional cautionary statements on pages 429 to 430 of this report.

Reporting requirement		Page references in this report	Relevant policy or document available at natwestgroup.com
Governance	• Section 172(1) statement • Governance and remuneration • Governance at a glance • Diversity in the boardroom • UK Corporate Governance Code 2024 • Our governance framework • Directors' remuneration report • Annual remuneration report • Report of the directors • Statement of directors' responsibilities	• 36 to 37 • 95 to 176 • 102 • 103 • 104 • 105 • 140 to 150 • 151 to 168 • 172 to 175 • 176	Boardroom Inclusion Policy
Social matters	• Our business model • Our strategy • Measuring our 2025 performance • Progress against our 2025 strategic priorities • Business performance • Our stakeholders • Supporting customers and communities through our banking products and services • Skilled, engaged and inclusive workforce • Creating an inclusive workforce • Conflicts of interest, Advocacy and political involvement	• 12 to 13 • 15 • 18 to 19 • 20 • 25 to 26, 28 to 29, 31 to 32 • 33 to 34 • 41 to 44 • 59 to 63 • 62 to 63 • 65	Supplier Code of Best Practice
Respect for human rights	• Respect for human rights	• 65	Human Rights Report
Anti-bribery and corruption (ABC)	• Detecting and preventing financial crime, corruption and bribery • Protecting whistleblowers • Risk overview • Risk management framework • Compliance and conduct risk • Financial crime risk	• 57 to 58 • 64 to 65 • 74 to 79 • 177 to 186 • 272 • 273	Financial crime statement
Risk management	• Risk overview • Risk and capital management • Risk factors	• 74 to 79 • 177 to 275 • 403 to 422	Environmental and Social Risk Acceptance Criteria
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006	• A description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities. • A description of how the company identifies, assesses, and manages climate-related risks and opportunities. • A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process. • A description of (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and (ii) the time periods by reference to which those risks and opportunities are assessed. • A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy. • An analysis of the resilience of the company's business model and strategy, taking into account consideration of different climate-related scenarios. • A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets. • The key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based.	• 51 • 51 to 53 • 51 to 53 • 51 to 53 • 51 to 53 • 53 • 49 to 56 • 49 to 55, 68	NatWest Group plc 2025 Climate Transition Plan Report

Case study – helping build better businesses

Opening up new export markets

When Wall Colmonoy Ltd, a global materials engineering group, began investing in new technologies to grow its manufacturing capabilities, the management team knew they were entering an important phase for the Swansea Valley business. They wanted to move into new markets, manage the currency risks of international trading, and protect around 200 jobs at the company.

As the plans took shape, the company worked closely with NatWest Group, who supported day-to-day banking and foreign exchange (FX) hedging, while also helping the business navigate major investment stages. Regular, open communication meant the bank could tailor financial guidance and products to meet the pace and structure of each upgrade.

Now, with new processes in place and a clearer route into additional international markets, Wall Colmonoy Ltd is progressing with confidence.



Pontardawe

Our impact

Investment support to strengthen growth strategy.

FX hedging and guidance to help manage international currency exposure.

Backing to protect around 200 jobs and create new training pathways in the Swansea Valley.


NatWest

> ‘Working with NatWest gives us confidence to strive forward in the way that we are. We’ve been offered great customer support and products. In turn, that has allowed us to deliver on strategic objectives to grow our business’
>
> Rob Davies, Managing Director, Wall Colmonoy Ltd.

Rob Davies (left) and Paul Dunne – NatWest Group Relationship Manager (right)

Risk overview

Effective risk management helps to ensure that NatWest Group delivers its long-term strategy.

Approach to risk management

The enterprise-wide risk management framework (EWRMF) sets out the approach to managing risk across NatWest Group and provides a common risk language to facilitate effective risk management. The framework applies to all subsidiary legal entities, business segments and functions to help deliver NatWest Group's strategy in a safe and sustainable way.

Risk culture

Our approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This approach, in line with our strategy across all three lines of defence, enables us to support better customer outcomes, develop a stronger and more sustainable business. During 2025, we reviewed and evolved the key outcomes to deliver on the intelligent risk-taking approach. The new outcomes focus on effective decision-making, empowered outcomes and embedded risk practices.

Risk governance

The Board is collectively responsible for promoting the long-term sustainable success of NatWest Group, driving shareholder value and NatWest Group's contribution to wider society by providing direction and leadership within a framework of prudent and effective controls which enables risks to be assessed and managed. It reviews and approves the EWRMF (including NatWest Group's risk appetite framework) and approves the risk appetite in accordance with the risk appetite framework. It monitors performance against risk appetite, considers material risks and reviews the effectiveness of risk management and internal control systems.

The Group Board Risk Committee (BRC) provides oversight and advice to the Board on current and potential future risk exposures, future risk profile including risk appetite and the approval and effectiveness of the EWRMF. It reviews performance relative to risk appetite, the effectiveness of internal controls required to manage risk and all material risk exposures and management's recommendations to monitor, control and mitigate such exposures, including for all principal and emerging risks. The BRC also approves the key risk policies in accordance with the EWRMF, approves the enterprise-wide risk management strategy (EWRMS)[(1)], and oversees its effective delivery. It reviews and as required approves (subject to the escalation of any material concerns to the Board as appropriate) the results of material internal and regulatory NatWest Group-wide stress tests and the ICAAP and ILAAP submissions.

The Executive Risk Committee (ERC) supports the Chief Risk Officer (CRO) and other accountable executives in discharging their risk management accountabilities. It reviews, challenges and debates all material risk exposures including all principal risks, and management's recommendations to monitor and control such exposures. It reviews the performance of NatWest Group relative to risk appetite and oversees management's implementation of the risk appetite framework and the embedding of risk appetite within NatWest Group. The ERC receives and reviews reports on emerging risks, reviews the EWRMF, key risk policies[(1)] and the EWRMS and supports their recommendation to the BRC. It drives the implementation and embedding of the EWRMF.

Three lines of defence

In line with industry best practice and sound risk governance principles, NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for the intelligent management of risk in day-to-day activities. This includes actively demonstrating risk practices and behaviours that are consistent with NatWest Group's desired risk culture.

As the second line of defence, the Risk function has a mandate to undertake proactive risk oversight and monitoring of all risk management activities including maintaining a robust control environment. The Risk function designs and maintains the EWRMF. The CRO leads the Risk function and plays an integral role in advising the Board on NatWest Group's risk profile. This includes continuous monitoring to confirm that NatWest Group engages in sustainable risk-taking activities in pursuit of strategic objectives.

Risk appetite

The risk appetite framework is a component of the EWRMF and establishes the extent of permissible risk-taking to support business outcomes and delivery of the strategy. The EWRMF sets out the requirements regarding how risk appetite is implemented through risk policies and standards and translated into operational procedures. This consistent approach is followed for all principal risks, frameworks, tools and techniques. Risk appetite is approved at least annually by the Board on the BRC's recommendation to ensure it remains appropriate and aligned to strategy.

Risk profile

NatWest Group maintained a stable risk profile in 2025 despite geopolitical tensions creating an uncertain risk environment. The overall financial risk profile remained within risk appetite supported by stable economic conditions. Key developments included:

- A strong capital position was maintained in 2025, with a CET1 ratio of 14.0%.
- A robust liquidity and funding risk profile was maintained throughout 2025, with an average liquidity coverage ratio of 147% and an average net stable funding ratio of 135%.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Risk overview continued

Enterprise-wide risk management framework

The enterprise-wide risk management framework (EWRMF) sets out our approach to managing risk across NatWest Group and provides a common risk language and framework to facilitate effective risk management. The building blocks of the EWRMF are:

The EWRMF sets out a common risk language and standard definitions to ensure consistency in the application of risk management terminology.

The risk toolkit cycle outlines the NatWest Group-wide approach to identify, assess, mitigate, monitor and report risks.

Principal risks are used as the basis for setting risk appetite and risk identification.

Financial risks

- Credit risk
- Capital risk
- Liquidity and funding risk
- Climate and nature risk
- Non-traded market risk
- Traded market risk
- Pension risk

Non-financial risks

- Operational risk
- Compliance risk
- Conduct risk
- Financial crime risk
- Model risk
- Reputational risk

Enterprise-wide risk management framework

Risk appetite
Risk appetite is defined as the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans.

Risk governance
NatWest Group's governance structure facilitates sound risk management decision- making, in line with standards of good corporate governance.

Three lines of defence
NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for intelligent risk-taking.

Risk culture
The EWRMF is centred on the embedding of a strong risk culture that encompasses both prudential and conduct risk outcomes and prescribed behaviours.

Common risk language, architecture and approach

Risk directory and principal risks
The risk directory provides a common language to ensure that consistent terminology is used across NatWest Group to describe the principal risks.

Principal risk policies
Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking.

Risk standards
Risk standards provide a more granular expression of the risk policies and provide the detail for the first line of defence to develop operational policies/procedures.

Risk toolkits
Risk toolkits define the approaches, tools and techniques for managing risk (split by all principal risks, financial and non-financial risks).

The risk toolkit cycle

Report
Reporting of the risk profile, emerging themes, current issues and other key information.

Identify and assess
Effective risk identification and assessment to understand the risk profile.


Risk toolkit cycle

Monitor
Monitoring of the risk profile through principal risk indicators or other key metrics.

Mitigate
Determination of the appropriate action for how risks are managed or mitigated.

Risk overview continued

Risk directory and principal risks

Principal risks – financial	Key developments in 2025	Risk management actions
Credit risk – the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.	• Personal portfolio growth in 2025 was a result of continuing organic demand as well as the Sainsbury's acquisition. • Non-Personal portfolio growth was mainly across strategic areas including funds financing and corporates.	• Extensive and thorough credit processes, strategies and controls are in place to ensure effective risk identification, management and oversight. • Personal credit risk – adjustments are made to affordability assumptions and stress rates to ensure that lending continues to be assessed appropriately. • Non-Personal credit risk – sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk.
Capital risk – the risk that there is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.	• A strong capital position was maintained in 2025, with a CET1 ratio of 14.0%, which was within NatWest Group's target of 13-14%.	• Capital planning is integrated into NatWest Group's wider annual budgeting process with capital plans produced over a five-year planning horizon under expected and stress conditions. • Stress testing is a principal risk management tool and is used to quantify and evaluate the potential impact of risks on the financial strength and capital position.
Liquidity risk – the risk of being unable to meet actual or potential financial obligations in a timely manner when they fall due in the short term. Funding risk – the risk that current or prospective financial obligations cannot be met as they fall due in the medium to long term, either at all or without increasing funding costs unacceptably.	• A robust liquidity and funding risk profile was maintained throughout 2025, with an average liquidity coverage ratio of 147% and an average net stable funding ratio of 135%.	• A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity condition indicators are monitored daily. • Performance is reported to the Asset & Liability Management Committee on a regular basis.
Climate and nature risk – the threat of financial loss or adverse non-financial impacts associated with climate change and nature loss respectively and the political, economic and environmental responses to it.	• Climate risk modelling capabilities, including internal physical risk modelling, continued to be enhanced. • The coverage of the climate decisioning framework and its associated use also broadened during the year.	• Climate risk analytics are increasingly integrated within risk management processes such as capital adequacy, impairments, and transition plan processes. • Consideration of climate risk within credit risk decisioning at a customer level is maturing. Initial use cases have been introduced: higher-risk transactions are identified for enhanced oversight or escalated approval.
Non-traded market risk – the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.	• Overall, total value-at-risk (VaR) decreased. The largest component, credit spread VaR, remained relatively stable as bond holdings in the liquidity portfolio remained generally consistent. • The notional of the structural hedge rose slightly, reflecting increased equity structural hedging and deposit stability.	• Non-traded market risk appetite is measured via VaR, SVaR, sensitivity and stress limits, and earnings-at-risk limits. • Limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. • Non-traded market risk stress results are combined with those for other risks into capital planning.
Traded market risk – the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.	• Drivers of market volatility during the year included global inflationary concerns, US tariffs, the ongoing Russia-Ukraine conflict and geopolitical tensions in the Middle East. • Traded VaR and SVaR remained within appetite, aided by NatWest Group's continued disciplined approach to risk-taking.	• VaR, SVaR and the incremental risk charge are used to measure traded market risk. • Traded market risk exposures are monitored against limits and analysed daily. • Limit reporting is supplemented with regulatory capital and stress testing.
Pension risk – The inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.	• During the year, the Trustee of the Main section of the NatWest Group Pension Fund completed partial buy-in transactions, in addition to those completed during 2024, passing demographic and market risk to third-party insurers. Over 40% of the scheme's liabilities are now covered by buy-in policies, which is an increase from one-third at the end of 2024.	• Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee. Relevant pension risk matters are escalated to the Board as applicable. • NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England.

Risk overview continued

Principal risks – non-financial	Key developments in 2025	Risk management actions
Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.	• The enhanced risk and control self-assessment approach was refined further with a focus on material operational risks and controls across the key end-to-end processes. • Operational resilience continued to evolve, UK/EU Digital Operational Resilience Act compliance was achieved along with the assessment of plausible, increasingly severe, complex, and prolonged scenario tests for cyber, third-party, and major IT failure risks. • Threat horizon scanning and vulnerability management processes were enhanced to support risk identification, scenario testing and the prioritisation of risk mitigation activities.	• The operational risk frameworks outline the principles and approaches used across NatWest Group, which are aligned to regulatory requirements and risk appetite. These frameworks outline controls, management information and standards used to identify, manage, and reduce operational risks and support continued operational resilience. • A robust approach to operational resilience is maintained through comprehensive NatWest Group-wide processes. These include regular scenario tests that simulate increasingly severe and sophisticated disruption events.
Compliance risk – the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.	• On 4 September 2025, the US Court of Appeal approved an amendment of the plea agreement and formally terminated the Monitorship (extended oversight) of NatWest Markets Plc (NWM) obligations under the plea agreement and probation has been extended until December 2026. Going forward, NWM will report progress on the compliance programme directly to the US Department of Justice. • The Judicial Review challenging the Financial Ombudsman Service's interpretation of 'unfair relationships' under Section 140 of the Consumer Credit Act remains ongoing. NatWest Group and peer banks have raised concerns over the reopening of closed complaints, with the FCA intervening in support of NatWest Group's position.	• Regulatory horizon scanning is conducted to identify and address changes in regulatory requirements. Rules mapping exists to ensure the key products and supporting services that NatWest Group provides are compliant with all applicable regulatory requirements, including structured breach identification, remediation. Reporting processes are in place that include mandatory reporting timelines. • Policies and procedures set out the principles that apply across NatWest Group, aligned to its risk appetite, with appropriate control frameworks, management information, standards and training implemented to identify and manage regulatory compliance risk.
Conduct risk – the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes and/or undermines market integrity.	• The compliance and conduct risk framework was reviewed against the Operational Riskdata eXchange Association regulatory compliance and conduct risk taxonomy leading to proposals for new level 2 risks and a potential merger of conduct and regulatory compliance into a single risk from 2026. These changes aim to improve risk coverage, align with the EWRMF, and reflect industry best practice.	• Risk standards are in place to ensure appropriate controls and processes that deliver good customer outcomes and support market integrity. • Ongoing monitoring and testing of good customer outcome measures to ensure good outcomes are delivered for customers, and to ensure products continue to offer customers fair value, throughout the product and service lifecycle, driving continuous improvement.
Financial crime risk – the risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.	• Significant investment continued to be made to support the delivery of the multi-year transformation plan across financial crime risk management. • Enhancements were made to technology, data quality and data analytics to improve the effectiveness of systems used to monitor customers and transactions.	• The financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions.
Model risk – the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	• The model risk management framework was updated in line with SS1/23, including bringing material and complex deterministic quantitative methods into scope. • Model inventory system design and model risk data accuracy were improved to strengthen overall model risk management and oversight.	• Model risk appetite is set to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. This includes refining, redeveloping or restricting use of models where appropriate.
Reputational risk – the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.	• Enhancements were made to expand the requirements of the reputational risk policy to suppliers and third parties. • The environmental, social and ethical (ESE) animal welfare, mining and metals and forestry, fisheries and agribusiness risk acceptance criteria were reviewed and updated in line with strategic objectives. • From 1 January 2026, the name of the ESE risk framework was updated to the Environmental and Social Risk Framework. This change better reflects the framework's underlying methodology which focuses on a risk-based approach aligned to organisational risk appetite, rather than values-based judgements.	• Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and, where material, to the Group Reputational Risk Committee. • Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

Risk overview continued

Top and emerging risks

Top and emerging risks are future scenarios that could have a significantly negative impact on our ability to operate or deliver our strategy and are managed through the EWRMF toolkit. They usually combine elements of several principal risks and require a coordinated management response. Top risks could occur or require management action within two years, while emerging risks are evolving and/or could occur over a longer time horizon but have the potential to become a top risk. In 2025, the ERC, the BRC and the Board received regular reporting on top and emerging risks. The BRC also engaged in a focused horizon scanning session in 2025 and discussed top and emerging risks regularly during 2025 to enable their early identification and mitigation. The top and emerging risks scenarios that follow are shown in alphabetical order.

Top risk scenarios in focus in 2025	Description	Risk management actions
Artificial intelligence	Innovations in artificial intelligence (AI), including generative AI, may rapidly transform and disrupt customer interactions, the industry and the economy. NatWest Group's ability to continue to deploy AI solutions and integrate AI in systems and controls will become increasingly important to retaining and growing business. There can be no certainty that NatWest Group's innovation strategy will be successful, and competitors may be more successful in implementing AI technologies, in turn, affecting industry competitive dynamics. Developments in AI may also result in increased model risk and rising levels of fraud.	• NatWest Group closely monitors developments in disruptive technologies, including AI. Strategy is developed as appropriate to leverage AI across NatWest Group with a focus on helping improve customer journeys, personalisation, colleague effectiveness and improved risk and capital management. Using AI safely and ethically is a key area of focus, alongside compliance with evolving AI regulation. This includes developing a robust set of controls for the use of AI models and tools across NatWest Group. AI risk management is being developed proactively to reflect technological and systems advances.
Climate ambitions	NatWest Group's climate strategy – including ambitions, targets, and transition planning – carries significant financial and non-financial risks. Achieving these goals depends on timely and appropriate government policy, technology developments, and on suppliers, customers and society supporting the transition.	• Following the review of our climate ambitions and targets in 2025 in the context of the UK Committee on Climate Change's (UK CCC) issued advice and our progress to date, we have retained our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, having achieved a 39% reduction between 2019 and 2024, primarily through strategic decisions and methodology and data enhancements.
Cyberattack	There is a constantly evolving threat from cyberattacks which are increasing in terms of frequency, sophistication, impact and severity. This includes hostile attempts to gain access to and exploit potential vulnerabilities of IT systems including via malware. Any failure in NatWest Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, loss of data and associated reputational damage.	• NatWest Group continues to invest in additional capability to defend against threats including developing and evolving cybersecurity policies, procedures and controls that are designed to minimise the possibility of, and the potential effect of such attacks. The focus is to manage the impact of the attacks and maintain services for NatWest Group's customers. This includes proving cyber resilience capabilities via stress testing of NatWest Group's important business services. In addition, NatWest Group utilises threat intelligence to inform its approach to identifying and responding to potential cyber risks.
Digital currency	NatWest Group operates in markets which would be exposed to any developments in digital currency and/or assets, including tokenised deposits, stablecoins and a UK central bank digital currency (CBDC). The introduction of new digital currencies could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group.	• NatWest Group is focused on delivery of its digital asset strategy which includes participation in tokenised deposit pilots, and close engagement with regulators on future regulatory regimes for digital assets and monitoring of industry developments. This approach ensures alignment with emerging market practices and regulatory expectations. • NatWest Group maintains an Executive Steering Group on digital assets which oversees developments and engagement on digital currencies. It also coordinates engagement with the UK Government and regulators on digital currency developments and financial market infrastructures such as proposals on regulatory treatment of UK stablecoins.

Risk overview continued

Top risk scenarios in focus in 2025	Description	Risk management actions
Economic and interest rate volatility	Economic conditions could deteriorate, depending on factors including weak economic activity, fiscal policies, volatility in interest rates, liquidity pressures, sharp falls in asset prices, escalating geopolitical tensions and concerns regarding sovereign debt or sovereign credit ratings. Any of these may have a materially adverse effect on NatWest Group's future financial prospects.	• A range of complementary approaches is used to mitigate the risks, such as targeted scenario analysis, stress tests, targeted customer reviews and reviews of risk appetite. Stress tests in 2025 included completion of regulatory stress tests as well as a range of internal scenarios.
Evolving regulation	NatWest Group's businesses are subject to substantial regulation and oversight, both of which are constantly evolving and may have an adverse impact on NatWest Group. Areas of ongoing regulatory focus include Basel 3.1 standards implementation, including the resulting effect on RWAs and models, as well as the effective management of financial crime.	• NatWest Group constantly monitors regulatory change. It engages closely with regulators in the shaping of regulation that materially impacts NatWest Group, responding when necessary, either bilaterally or in partnership with one of the affiliated industry bodies. NatWest Group implements new responses to regulatory requirements where applicable and uses frequent engagement meetings with regulators to discuss key priorities.
Increased competition	Competitive pressures could intensify, impeding NatWest Group's ability to grow or retain market share, impacting revenues and profitability, particularly in the UK Retail Banking and Commercial & Institutional segments. Drivers of competition mainly relate to developments in technology, evolving incumbents, challengers, new entrants to the market, shifts in customer behaviour and changes in regulation. For example, increased competition from technology conglomerates, who may have competitive advantages in scale, technology and customer engagement (including brand recognition).	• NatWest Group closely monitors the competitive environment and adapts its strategy as appropriate. This includes using scenario analysis and assessing how mega-trends will impact industry competitive dynamics. Strategic responses are focused on the delivery of innovative and compelling propositions for customers and effectively leveraging acquisitions and partnerships.
Operational risk scenarios	Operational risks are inherent in NatWest Group's businesses and a broad range of scenarios are considered. NatWest Group could be adversely impacted by scenarios including a failure to access current, complete, and accurate data, or disruption to services if a third-party service provider experienced any interruptions. These scenarios could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.	• NatWest Group maintains a robust approach to operational resilience through comprehensive, Group-wide processes and regular scenario tests to ensure effective management of interconnected operational risks. • NatWest Group devotes significant resources to third-party risk management. Focus areas include identifying critical-service suppliers, developing robust exit and contingency plans in the event of supply chain disruption, and ensuring appropriate monitoring and oversight of third-party performance. • Effective and ethical use of data is critical to NatWest Group's goals, with continued focus on delivering our long-term data strategy alongside enhancing control and policy frameworks governing data usage.

Emerging risk scenarios in focus in 2025	Description	Risk management actions
Geopolitical risk	NatWest Group is exposed to risks arising from geopolitical events or political developments. Geopolitical tensions remain elevated and a range of potential scenarios and impacts are considered. This includes the potential impact of armed conflict, global trade and supply chain disruption, volatility in commodity prices, protectionist policies or trade barriers and state-sponsored cyberattacks.	• NatWest Group closely monitors the geopolitical risk outlook and undertakes regular scenario analysis to understand the potential impacts and takes mitigating actions as required. This includes second and third-order analysis of impacts, for example, through customers' supply chain disruption or disruption to third-party providers.
Market-based finance (MBF)	NatWest Group is exposed to vulnerabilities within shadow banking or MBF, given the interlinkages between UK banks and MBF. This includes the potential for stress events or shocks to financial markets.	• NatWest Group closely monitors exposure to MBF. An internal framework for the identification, management, control and mitigation of the risks associated with exposure to MBF is maintained. This includes effective reporting and governance in respect of such exposure.
Physical climate risk	Intensifying physical climate-related risks, including climate events, materially increasing in frequency and/or severity, results in direct impacts on property, infrastructure, supply chains, geopolitics and economic activity. This could lead to significant credit, operational (for example, business continuity), market, liquidity, pension risks and/or non-financial risks and, if those risks are not mitigated, losses.	• NatWest Group leverages scenario analysis to explore the potential impact of physical climate risks and ensure appropriate mitigation. NatWest Group includes a scenario exploring quantifiable impacts of chronic physical climate effects, such as a drag on labour and land productivity, and acute physical shocks such as droughts, heatwaves, wildfires and floods within its suite of stress-testing scenarios. In addition, a qualitative scenario is used to explore cascading and complex risks, including potential earth system tipping points, that are currently challenging for quantitative scenarios and models to capture.

Viability statement

In accordance with Provision 31 of the UK Corporate Governance Code, the Board is required to make a statement in the Annual Report and Accounts regarding NatWest Group's viability over a specified time horizon.

Considerations

In assessing NatWest Group's future viability, the Board considers a period of three years to be appropriate. The budget and business planning processes are based on a five-year horizon. However, a three-year period is considered more suitable given levels of uncertainty increase as the time horizon extends.

In assessing NatWest Group's viability over this time frame, the Board has considered a wide range of information including:

Strategic and financial outlook

- NatWest Group's business and strategic plans.
- Profitability outlook, including 2028 Return on Tangible Equity (ROTE) guidance.
- Current capital position and projections over the relevant period.
- Liquidity and funding profile and projections over the relevant period.
- Internal scenarios and stress tests, which consider the material risks and uncertainties facing NatWest Group.
- The strategic, risk and financial outlook for the financial services sector.

Risk management and risk profile

- NatWest Group's enterprise-wide risk management framework (EWRMF) including the processes by which risks are identified and mitigated.
- NatWest Group's risk profile including any breaches of risk appetite and top and emerging risks that could have a significant negative impact on NatWest Group's ability to operate.

Regulatory

- Mandatory regulatory processes including the Bank of England 2025 Bank Capital Stress Test (BCST), together with the outcomes of the Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP).
- Regulatory requirements, including in relation to the implementation of the Basel 3.1 standards (covering credit risk, market risk, operational risk), implications of CRD VI on the EU operating model, and CRD IV – IRB models programme; alongside other mandatory obligations such as stress testing, operational resilience and climate risk.

Operating environment

- Consideration of the operating environment for NatWest Group including shifts in customer behaviour, developments in technology, economic trends and competitive factors.

Assessment

NatWest Group's business and strategic plans, which are reviewed and evaluated at least annually, provide long-term direction and assess resilience to a range of risks across the planning horizon. These plans include multi-year forecasts assessing NatWest Group's expected financial position throughout the planning period.

The 2025 financial performance of NatWest Group was also considered as part of the assessment. As at the 31 December 2025 this included:

- NatWest Group's robust capital position; CET1 ratio of 14.0% provides significant headroom above both NatWest Group's minimum requirements and its maximum distributable amount threshold requirements.
- NatWest Group's strong liquidity and funding position; the liquidity portfolio of £238 billion, a robust liquidity coverage ratio of 147% and a net stable funding ratio of 135%.
- NatWest Group's tangible net asset value per share increased 21% to 381p as at 31 December 2025.
- NatWest Group's return to private ownership following the UK Government's exit from its shareholding, reinforcing strategic flexibility and market confidence.

A suite of economic scenarios supports NatWest Group's financial planning processes. Stress testing is a key risk and financial management tool and is integrated with financial planning processes. It is used to quantify and evaluate the potential impact of material risks on the financial strength of NatWest Group, including its liquidity and capital position.

In 2025, a broad range of economic scenarios were designed to capture uncertainties and risks faced by NatWest Group. The scenarios were continuously refined and reviewed. This included benchmarking against external forecasts and regulatory guidance. These scenarios explored a range of risks and uncertainties including:

- Severe UK recession with a sharp rise in unemployment and large falls in asset prices including house prices.
- Lower than anticipated UK interest rates with severely stressed deposit and lending conditions.
- Consideration of a concurrent weakening of the NatWest Group's liquidity and funding position.
- Geopolitical risks including a sharp rise in energy prices, higher inflation and interest rates.
- Climate-related risks including elevated physical risks that force a speedy climate transition.

A range of internal scenarios was used to assess going concern capital requirements on a forward-looking basis, focusing on the resilience of capital adequacy and leverage ratios. The analysis incorporated regulatory and accounting factors (such as IFRS 9), alongside balance sheet and profit and loss drivers such as deposits and RWAs. These scenarios demonstrated that NatWest Group would maintain sufficient capital, liquidity and funding throughout the assessment period, with no breaches of regulatory thresholds.

Viability statement continued

Consideration was given to the operational resilience of NatWest Group across a range of operational risk scenarios including IT infrastructure disruption, cyber, data integrity, third-party, people and premises. While NatWest Group operates a multi-layered system of defences, there is a possibility that a cyberattack could have a severe effect on operations. The evolving threat is continually monitored with a focus on managing the impact of any attack and sustaining availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

Risks facing NatWest Group are identified and assessed according to the EWRMF which is outlined in the Risk overview section. The Board reviews and approves the EWRMF (including NatWest Group's risk appetite framework as a component thereof) and risk appetite for key risks, in accordance with the risk appetite framework.

Despite elevated economic and geopolitical uncertainty, NatWest Group's risk profile remained stable in 2025. Risk appetite is a key consideration in assessing the risk profile and the Board monitors the performance of NatWest Group against risk appetite for all principal risks outlined on pages 76 and 77. In 2025, there were no material breaches in risk appetite that were viewed as a threat to the viability of NatWest Group.

NatWest Group's top and emerging risks process also highlights risk scenarios that could have a significant negative impact on NatWest Group's ability to operate or deliver its strategy. In 2025, the Executive Risk Committee, the Board Risk Committee and the Board received regular reporting on top and emerging risks. The Board Risk Committee also engaged in a focused horizon scanning session in 2025 and discussed top and emerging risks regularly during 2025 to support their early identification and mitigation. Top and emerging risks are also a significant consideration in internal scenario planning as well as the ICAAP and ILAAP.

The Bank of England published the bank capital stress test (BCST) scenario in March, exploring geopolitical risks, sharp increases in commodity and energy prices and global trade fragmentation. The prescribed scenario explored a sharp fall in UK GDP, a high unemployment rate, and a rise in inflation, necessitating higher interest rates. The BCST results were published by the Bank of England in December 2025. NatWest Group participated in the 2025 BCST and results indicated that its capital ratio would remain above the minima at the low point of the stress test scenario without the need for any strategic management actions. Reverse stress testing is also carried out to identify potential vulnerabilities in the business model. During 2025, reverse stress testing considered the impact of sustained income challenges and increased impairments in a severe recession scenario.

The NatWest Group recovery plan explains how NatWest Group would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis. The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group's financial condition. It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA. Fire drill simulations allow senior management to rehearse the responses and decisions that may be required in an actual stress event. During 2025, the Board took part in a fire drill exercise in relation to operational resilience, recovery and resolution. Further information can be found in the Board report on page 110.

NatWest Group is impacted by a wide range of macroeconomic, political, regulatory, technological, social and environmental developments. The evolving operating environment presents opportunities and risks which NatWest Group continues to evaluate and adapt to.

Based on the factors outlined above, the current financial forecasts, including the strength of its capital and liquidity positions, and the management of NatWest Group's principal risks, including mitigating actions, the Board has a reasonable expectation that NatWest Group will be able to continue in operation and meet its liabilities over the three-year period of the assessment.



NatWest Group Manchester office, Spinningfields

Financial review

Group Chief financial officer's review

Delivering a strong performance



'We delivered a strong performance in 2025 with total income excluding notable items of £16.4 billion exceeding our strengthened Q3 2025 guidance. We remained focused on cost discipline, achieving our cost target and with further progress made on simplification. The balance sheet has continued to grow over 2025 and our CET1 ratio for 2025 was within our guided range at 14.0%.'

Strong 2025 financial performance across growth and simplification

We are growing in ways that build and strengthen customer relationships and improve the sustainability of our earnings.

Total income of £16.6 billion increased by 13.2% compared with 2024. Total income excluding notable items was £1.8 billion higher than 2024 reflecting deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. Full year 2025 net interest margin (NIM) increased by 21 basis points in the year to 2.34%. We would expect total structural hedge income to increase by around £1.5 billion in 2026 compared with 2025 and by a further £1 billion in 2027.(1)

We continued to support our customers as net loans to customers excluding central items increased by £20.7 billion in the year. Retail Banking mortgage balances increased by £5.1 billion and Commercial & Institutional balances were up by £12.3 billion.

Customer deposits excluding central items increased £10.4 billion during 2025 to £441.7 billion primarily reflecting £7.8 billion growth in Retail Banking, across Savings and Current accounts, and Commercial & Institutional increased by £2.3 billion largely due to higher balances within Corporate & Institutions and Business Banking. Total business term balances increased to 17% in Q4 2025 compared to 16% of the book at the end of 2024.

AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion.

We continued to make good progress on becoming a simpler, more agile and technology driven bank by delivering efficiencies from our investment programmes, digitising more to deliver faster, simpler, and safer customer journeys and accelerating AI and data transformation.

Total operating expenses were £113 million higher than 2024. Other operating expenses were £241 million, or 3.1%, higher and in line with our guidance. In the year we recognised higher costs of transformation, increased reward through pay and bonus while we also combatted other inflationary pressures. Partially offsetting this we have continued to drive underlying cost savings (delivered through branch transformation and digitisation), further cost reductions as a result of the phased withdrawal from the Republic of Ireland, lower restructuring costs and reduced Bank levies.

We continue to proactively manage risk

A net impairment charge of £671 million, or 16 basis points of gross customer loans, included a charge on the acquisition of balances from Sainsbury's Bank, higher Stage 3 charges and lower good book releases than the prior year.

Compared with 2024, our ECL provision increased £0.2 billion to £3.6 billion and our ECL coverage ratio remained stable at 0.83%. We retain post model adjustments of £296 million and remain comfortable with the strong credit performance of our diversified prime loan book.

Active balance sheet management supporting robust liquidity levels

RWAs increased by £10.1 billion during 2025 to £193.3 billion principally reflecting franchise lending growth of £10.9 billion, operational risk of £3.8 billion, including an acceleration of c.£1.6 billion from Q1 2026 to align with market practice, £1.3 billion in relation to the balances acquired from Sainsbury's Bank and an increase of £7.3 billion relating to CRD IV models partially offset by a further £10.9 billion benefit from RWA management actions as we continued to actively manage our balance sheet and create capacity for lending growth.

The average LCR of 147%, representing £50.5 billion headroom above 100% minimum requirement, decreased by 4 percentage points during the year, primarily driven by increased lending partially offset by deposit growth. Our primary liquidity decreased by £3.8 billion to £157.3 billion, of which £81.1 billion, or 52% was cash and balances at central banks.

Shareholder return supported strong capital generation

A final dividend of 23.0 pence per share is proposed, bringing the total for the year to 32.5 pence, up 51% compared to 2024, and we intend to commence a share buyback programme of £750 million in the first half of 2026, taking total distributions deducted from capital in the year to £4.1 billion.

The CET1 ratio of 14.0% increased c.40 basis points in 2025 and included capital generation pre-distributions of 252 basis points, comprising c.300 basis points of profit and c.40 basis points of other capital movements partially offset by the increase in RWAs, c.90 basis points.

Katie Murray
Group Chief Financial Officer

(1) The guidance, targets, expectations,and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section. These statements constitute forward-looking statements. Refer to Forward-looking statements in this report.

Financial summary

	Year ended or as at		
	2025	2024	Variance
Performance key metrics and ratios			
Total income	**£16,641m**	£14,703m	13.2%
Notable items within total income (1)	**£241m**	£55m	nm
Total income excluding notable items (1)	**£16,400m**	£14,648m	12.0%
Net interest margin (1)	**2.34%**	2.13%	21bps
Average interest earning assets (1)	**£547bn**	£529bn	3.4%
Cost:income ratio (excl. litigation and conduct) (1)	**48.6%**	53.4%	(4.8%)
Loan impairment rate (1)	**16bps**	9bps	7bps
Profit attributable to ordinary shareholders	**£5,479m**	£4,519m	21.2%
Total earnings per share attributable to ordinary shareholders – basic	**68.0p**	53.5p	14.5p
Return on Tangible Equity (RoTE) (1)	**19.2%**	17.5%	1.7%
Climate and transition finance (2)	**£19,026m**	na	na
Balance sheet			
Total assets	**£714.6bn**	£708.0bn	0.9%
Loans to customers – amortised cost	**£418.9bn**	£400.3bn	4.6%
Loans to customers excluding central items (1,3)	**£389.2bn**	£368.5bn	5.6%
Loans to customers and banks – amortised cost and FVOCI	**£429.9bn**	£410.2bn	4.8%
Total impairment provisions (4)	**£3.6bn**	£3.4bn	5.9%
Expected credit loss (ECL) coverage ratio	**0.83%**	0.83%	-
Assets under management and administration (AUMA) (1)	**£58.5bn**	£48.9bn	19.6%
Customer deposits	**£443.0bn**	£433.5bn	2.2%
Customer deposits excluding central items (1,3)	**£441.7bn**	£431.3bn	2.4%
Customer assets and liabilities (CAL) (1)	**£891.7bn**	£850.9bn	4.8%

nm = not meaningful, na = not applicable

	Year ended or as at		
	2025	2024	Variance
Liquidity and funding			
Average Liquidity Coverage Ratio (LCR) (5)	**147%**	151%	(4%)
Liquidity portfolio	**£238bn**	£222bn	7.2%
Average Net Stable Funding Ratio (NSFR) (5)	**135%**	137%	(2%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	**88%**	85%	3%
Total wholesale funding	**£88bn**	£86bn	2.3%
Short-term wholesale funding	**£28bn**	£33bn	(15.2%)
Capital and leverage			
Common Equity Tier 1 (CET1) ratio (6)	**14.0%**	13.6%	40bps
Total capital ratio (6)	**19.3%**	19.7%	(40bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	**15.4%**	14.3%	110bps
Risk-weighted assets (RWAs)	**£193.3bn**	£183.2bn	5.5%
UK leverage ratio	**4.8%**	5.0%	(0.2%)
Tangible net asset value (TNAV) per ordinary share (1,8)	**384p**	329p	55p
Number of ordinary shares in issue (millions) (8)	**7,995**	8,043	(0.6%)

(1) Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities. For further details refer to the NatWest Group plc 2025 Climate Transition Plan Report.
(3) Central items includes treasury repo activity.
(4) Includes £0.1 billion relating to off-balance sheet exposures (31 December 2024 – £0.1 billion).
(5) Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6) Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7) The pro forma CET1 ratio at 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges (31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).
(8) The number of ordinary shares in issue excludes own shares held.

Financial summary continued

Income – continuing operations

	2025	2024	Variance	
	£m	£m	£m	%
Interest receivable (1)	**25,698**	25,187	511	2.0
Interest payable (1)	**(12,869)**	(13,912)	1,043	(7.5)
Net interest income	**12,829**	11,275	1,554	13.8
Net fees and commissions	**2,514**	2,467	47	1.9
Income from trading activities	**1,112**	825	287	34.8
Other operating income	**186**	136	50	36.8
Non-interest income	**3,812**	3,428	384	11.2
Total income	**16,641**	14,703	1,938	13.2
Total income excluding notable items	**16,400**	14,648	1,752	12.0

Notable items within total income	2025	2024
Commercial & Institutional		
Own credit adjustments (OCA)	**1**	(9)
Dividend received on restructuring of a strategic investment	**51**	-
Central items & other		
Share of gains of associate - Business Growth Fund	**70**	21
Interest and foreign exchange management derivatives not in hedge accounting relationships	**185**	150
Foreign exchange recycling losses	**(27)**	(76)
Loss on reclassification to disposal groups under IFRS 5	**(39)**	-
Tax interest on prior periods	**-**	(31)
	241	55

nm = not meaningful
(1) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

- Total income increased by 13.2% to £16,641 million compared with 2024. Total income excluding notable items was £16,400 million, or 12.0%, higher than 2024 driven by deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. As a result, net interest margin (NIM) of 2.34% was 21 basis points higher than 2024.
- Interest receivable increased by £511 million compared with 2024 primarily due to higher income on our structural hedge partially offset by the impact of lower rates on our lending book and loans to banks. The decrease in interest payable largely reflects the impact of the reduction in interest rates over the period.
- Net interest income was £1,554 million higher than 2024 benefitting from customer lending growth, deposit margin expansion and customer balance growth.
- Net fees and commissions increased £47 million to £2,514 million compared with 2024 largely due to higher AUMA investment fee income and transactional fees including some non-repeatable adjustments in Private Banking & Wealth Management. In addition, Retail Banking net fees and commission were higher, in part reflecting the impact of balances acquired from Sainsbury's Bank. Commercial & Institutional net fees and commissions were lower due to reduced customer lending volumes and lower Asset Finance operating lease fees.
- Income from trading activities of £1,112 million increased £287 million, or 34.8%, primarily reflecting income on economic swaps and foreign exchange swaps, and strong customer activity in markets trading.
- Other operating income was £50 million higher for the year principally reflecting higher Business Growth Fund gains, lower foreign exchange recycling losses, a dividend received on restructuring of a strategic investment partially offset by a loss related to Cushon on reclassification to disposal groups.

Financial summary continued

Operating expenses – continuing operations

	2025	2024	Variance	
	£m	£m	£m	%
Staff expenses	**4,110**	3,997	113	2.8
Premises and equipment	**1,285**	1,211	74	6.1
Other administrative expenses	**1,546**	1,588	(42)	(2.6)
Depreciation and amortisation	**1,154**	1,058	96	9.1
Other operating expenses	**8,095**	7,854	241	3.1
Litigation and conduct costs	**167**	295	(128)	(43.4)
Operating expenses	**8,262**	8,149	113	1.4

- Staff expenses were £113 million, or 2.8%, higher than 2024 primarily due to investment in our people through increased pay and bonus rewards, driven by continued strong performance. This was partially offset by lower restructuring costs and continued simplification and digitisation.
- Premises and equipment costs of £1,285 million were £74 million higher than 2024 primarily due to contract price inflation and continued growth in cloud utilisation, partly offset by lower cost of utilities.
- Other administrative expenses decreased £42 million in 2025 driven by costs incurred on the cancelled Retail share offering in 2024, reduced Republic of Ireland costs due to continued phased withdrawal and a decrease in the Bank levy, and other one-offs, all partly offset by one-time integration costs of balances acquired from Sainsbury's Bank.
- Depreciation and amortisation of £1,154 million was £96 million higher than 2024 as we continue to invest in our growth and simplification opportunities which include data transformation to unlock the full potential of AI.
- Litigation and conduct costs of £167 million represent the net impact of a number of remediation and litigation matters concluding, including existing customer redress programme costs paid during the year. Refer to Note 20 and 25 to the Consolidated financial statements for additional information on other litigation and conduct matters.

Tax – continuing operations

	2025	2024
	£m	£m
Tax charge	**(1,874)**	(1,465)
UK corporation tax rate	**25.0%**	25.0%
Effective tax rate	**24.3%**	23.7%

A tax charge of £1,874 million for the year ended 31 December 2025 arises rather than the expected charge of £1,927 million based on the UK corporation tax rate of 25%. The lower tax charge primarily reflects tax credits for AT1 dividends and the re-recognition of previously impaired deferred tax assets on brought forward tax losses in the UK and the Netherlands. These have been partially offset by the UK banking surcharge and various other non-tax deductible expenses. Refer to Note 7 to the consolidated financial statements for further details.

Impairments – continuing operations

	2025	2024	Variance	
	£m	£m	£m	%
Loans - amortised cost and FVOCI	**429,916**	410,225	19,691	4.8
ECL provisions	**3,585**	3,425	160	4.7
ECL provisions coverage ratio	**0.83%**	0.83%	-	-
Impairment (releases)/losses				
ECL charge (1)	**671**	359	312	86.9
Amounts written off	**579**	654	(75)	(11.5)

(1) The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

Compared with 2024, our ECL provision increased £0.2 billion to £3.6 billion and our ECL coverage ratio remained stable at 0.83%. We retain post model adjustments of £296 million and remain comfortable with the strong credit performance of our diversified prime loan book.

A net impairment charge of £671 million, or 16 basis points of gross customer loans, included an £81 million charge on the acquisition of balances from Sainsbury's Bank, higher Stage 3 charges and lower good book releases than the prior year.

Profit for the year

	2025	2024	Variance	
	£m	£m	£m	%
Operating profit before tax	**7,708**	6,195	1,513	24.4
Tax charge	**(1,874)**	(1,465)	(409)	27.9
Profit from continuing operations	**5,834**	4,730	1,104	23.3
Profit from discontinued operations, net of tax	**-**	81	(81)	100.0
Profit for the year	**5,834**	4,811	1,023	21.3
Attributable to:				
Ordinary shareholders	**5,479**	4,519	960	21.2
Paid-in equity holders	**352**	283	69	24.4
Non-controlling interests	**3**	9	(6)	nm

nm = not meaningful

Profit attributable to ordinary shareholders of £5,479 million was £960 million, or 21.2%, higher than 2024 primarily due to higher income, driven by deposit margin expansion, customer lending and AUMA growth, partially offset with higher costs largely attributable to inflationary pressures and integration costs alongside a higher impairment charge and tax charge.

Financial summary continued

Summary consolidated balance sheet as at 31 December 2025

	2025	2024	Variance	
	£m	£m	£m	%
Assets				
Cash and balances at central banks	**85,182**	92,994	(7,812)	(8)
Trading assets	**46,537**	48,917	(2,380)	(5)
Derivatives	**60,789**	78,406	(17,617)	(22)
Settlement balances	**645**	2,085	(1,440)	(69)
Loans to banks - amortised cost	**6,958**	6,030	928	15
Loans to customers - amortised cost	**418,881**	400,326	18,555	5
Other financial assets	**79,770**	63,243	16,527	26
Other assets (including intangible assets)	**15,791**	15,984	(193)	(1)
Total assets	**714,553**	707,985	6,568	1
Liabilities				
Bank deposits	**44,092**	31,452	12,640	40
Customer deposits	**442,998**	433,490	9,508	2
Settlement balances	**942**	1,729	(787)	(46)
Trading liabilities	**49,022**	54,714	(5,692)	(10)
Derivatives	**53,974**	72,082	(18,108)	(25)
Other financial liabilities	**67,599**	61,087	6,512	11
Subordinated liabilities	**6,123**	6,136	(13)	(0)
Notes in circulation	**3,164**	3,316	(152)	(5)
Other liabilities	**4,026**	4,601	(575)	(12)
Total liabilities	**671,940**	668,607	3,333	0
Total equity	**42,613**	39,378	3,235	8
Total liabilities and equity	**714,553**	707,985	6,568	1
Tangible net asset value per ordinary share (1,2)	**384p**	329p	55p	17%

(1) Tangible net asset value per ordinary share is tangible equity divided by the number of ordinary shares.
(2) Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

- TNAV per share increased by 55 pence in the year to 384 pence primarily reflecting the attributable profit for the period offset by the impact of distributions. The balance sheet growth was driven by customer lending, while customer deposits increased driven by current account and savings balances predominantly in Retail Banking and in Private Banking & Wealth Management.
- Total assets of £714.6 billion as at 31 December 2025 increased by £6.6 billion, 1%, compared with 31 December 2024. This was primarily driven by increases in loans to customers and other financial assets partially offset by a decrease in derivative assets and cash and balances at central banks.
- Cash and balances at central banks decreased by £7.8 billion mainly due to large-scale bond purchases and dividends paid partially offset by increased repo activity.
- Other financial assets increased by £16.5 billion mainly because of net bonds activity of £13.1 billion and an increase in Commercial & Institutional, £3.7 billion largely driven by an increase in bonds held in the liquid asset buffer.
- Derivative assets and derivative liabilities were down by £17.6 billion and £18.1 billion respectively. The decreases in fair values largely reflected FX volatility across major currencies including the weakening of USD in the year, following contrasting trends in Q4 2024, and variations in interest rates across different currencies and tenors.
- Total loans to customers increased by £18.6 billion to £418.9 billion, primarily reflecting £12.3 billion growth in Commercial & Institutional attributable to growth in Corporate & Institutional and Commercial Mid-market offset by UK Government scheme repayments, and a £7.7 billion increase in Retail Banking largely driven by higher mortgage, cards and personal advance balances. This is offset by a decrease in Treasury of £2.3 billion mainly due to lower reverse repos
- Total loans to banks increased by £0.9 billion, 15%, to £7.0 billion due to increased Treasury reverse repo balances.
- Customer deposits increased by £9.5 billion primarily reflecting a £7.8 billion increase in Retail Banking due to growth in savings and current account balances, supported by balances acquired from Sainsbury's Bank.
- Bank deposits increased by £12.6 billion mainly due to higher repo activity.
- Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £6.5 billion, to £67.6 billion.
- Other liabilities decreased by £0.6 billion, 12%, to £4.0 billion mainly due to lower financial guarantees and provision utilisations.
- Total equity increased by £3.2 billion, 8%, to £42.6 billion, driven by higher profit for the year of £5.8 billion offset by dividends paid of £2.0 billion and shares repurchased in the year of £0.6 billion.

Segment performance

2025	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Income statement					
Net interest income	6,064	757	6,149	(141)	12,829
Own credit adjustments	-	-	1	-	1
Other non-interest income	431	374	2,659	347	3,811
Total income	6,495	1,131	8,809	206	16,641
Direct expenses	(835)	(250)	(1,633)	(5,377)	(8,095)
Indirect expenses	(2,087)	(475)	(2,714)	5,276	-
Other operating expenses	(2,922)	(725)	(4,347)	(101)	(8,095)
Litigation and conduct costs	(15)	(2)	(173)	23	(167)
Operating expenses	(2,937)	(727)	(4,520)	(78)	(8,262)
Operating profit before impairment losses/releases	3,558	404	4,289	128	8,379
Impairment (losses)/releases	(437)	(10)	(225)	1	(671)
Operating profit	3,121	394	4,064	129	7,708
Total income excluding notable items (1)	6,495	1,131	8,757	17	16,400
Additional information					
Return on Tangible Equity (1)	na	na	na	na	19.2%
Return on equity (1,2)	24.7%	21.7%	19.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	64.1%	49.3%	nm	48.6%
Net loans to customers - amortised cost (£bn)	216.1	18.9	154.2	29.7	418.9
Loan impairment rate (1)	20bps	5bps	14bps	nm	16bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(1.0)	-	(2.2)
Customer deposits (£bn)	202.6	42.7	196.4	1.3	443.0
Risk-weighted assets (RWAs) (£bn)	68.5	11.4	111.9	1.5	193.3
Customer assets and liabilities (CAL) (£bn) (1)	420.5	119.0	352.2	na	891.7
Employee numbers (FTEs - thousands)	11.5	2.1	12.3	32.8	58.7
Third party customer asset rate (1)	4.36%	4.72%	5.94%	nm	nm
Third party customer funding rate (1)	(1.74%)	(2.68%)	(1.55%)	nm	nm
Average interest earning assets (£bn) (1)	230.9	28.8	259.4	nm	547.4
Net interest margin (1)	2.63%	2.63%	2.37%	nm	2.34%

nm = not meaningful, na = not applicable.
For the notes to this table, refer to the following page.

Segment performance continued

2024	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Income statement					
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	-	-	(9)	-	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	-
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
Total income excluding notable items (1)	5,650	969	7,966	63	14,648
Additional information					
Return on Tangible Equity (1)	na	na	na	na	17.5%
Return on equity (1,2)	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.6%	51.8%	nm	53.4%
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	13bps	(6bps)	7bps	nm	9bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
Customer assets and liabilities (CAL) (£bn) (1)	404.9	108.5	337.5	na	850.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.13%)	(1.90%)	nm	nm
Average interest earning assets (£bn) (1)	222.0	26.9	246.8	nm	529.3
Net interest margin (1)	2.36%	2.40%	2.16%	nm	2.13%

nm = not meaningful, na = not applicable.

(1) Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) NatWest Group's CET1 target is in the range of 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional tangible equity allocated at different rates of 12.8% for Retail Banking (2024 – 13.4%), 11.1% for Private Banking & Wealth Management (2024 – 11.2%), and 13.9% for Commercial & Institutional (2024 – 13.8%), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions.

.

Segment performance continued

Retail Banking

Income statement	2025 £m	2024 £m	Variance £m	Variance %
Net interest income	**6,064**	5,233	831	15.9%
Non-interest income	**431**	417	14	3.4%
Total income	**6,495**	5,650	845	15.0%
Other operating expenses	**(2,922)**	(2,827)	(95)	3.4%
Litigation and conduct costs	**(15)**	(110)	95	(86.4%)
Operating expenses	**(2,937)**	(2,937)	-	-
Impairment losses	**(437)**	(282)	(155)	55.0%
Operating profit	**3,121**	2,431	690	28.4%

Performance ratios (1)	2025	2024	Variance
Return on equity	**24.7%**	19.9%	4.8%
Net interest margin	**2.63%**	2.36%	27bps
Cost:income ratio (excl. litigation and conduct)	**45.0%**	50.0%	(5.0%)
Loan impairment rate	**20bps**	13bps	7bps

Capital and balance sheet	2025 £bn	2024 £bn	Variance £bn	Variance %
Loans to customers (amortised cost)				
- personal advances	**9.4**	8.1	1.3	16.0%
- mortgages	**200.1**	195.0	5.1	2.6%
- cards	**8.4**	7.0	1.4	20.0%
Total loans to customers (amortised cost)	**217.9**	210.1	7.8	3.7%
Loan impairment provisions	**(1.8)**	(1.7)	(0.1)	5.9%
Net loans to customers (amortised cost)	**216.1**	208.4	7.7	3.7%
Total assets	**240.3**	232.8	7.5	3.2%
Customer deposits	**202.6**	194.8	7.8	4.0%
Customer assets and liabilities (CAL) (1)	**420.5**	404.9	15.6	3.9%
Risk-weighted assets	**68.5**	65.5	3.0	4.6%

In 2025, Retail Banking delivered an operating profit of £3.1 billion and a return on equity of 24.7%, with positive income and net interest margin momentum. We support 19 million customers, including 2.4 million youth customers, along with 529,000 customers within our Premier segment where we have a NPS of 44. We helped more customers achieve their home ownership goals with around 30% of 2025 gross mortgage lending supporting first-time buyers and around £300 million of lending through our Family-Backed Mortgage proposition. We continue to simplify the business and improve customer and colleague experiences. New AI capabilities enabled quicker responses to customer complaints, saving around 90,000 hours per annum through automated summarisation and AI-generated complaint responses.

Retail Banking provided £2.6 billion of climate and transition finance[2] in 2025 from lending on properties with an EPC rating of A or B.

- Total income was £845 million, or 15.0%, higher than 2024 reflecting strong deposit growth and margin expansion as a result of increased hedge income, lending growth and the impact of balances acquired from Sainsbury's Bank.
- Net interest margin was 27 basis points higher than 2024 largely reflecting the factors noted above.
- Non-interest income of £431 million was £14 million, or 3.4%, higher than 2024 including the impact of balances acquired from Sainsbury's Bank.
- Other operating expenses were £95 million, or 3.4%, higher than 2024 reflecting costs associated with balances acquired from Sainsbury's Bank, partially offset by a 4.2% reduction in headcount.
- An impairment charge of £437 million, compared with a £282 million charge in 2024, largely driven by charges associated with balances acquired from Sainsbury's Bank along with increased charges driven by growth in our unsecured book. The rate of Stage 3 default flow remains broadly stable.

- Net loans to customers increased by £7.7 billion, or 3.7%, in 2025 driven by £5.1 billion, or 2.6%, higher mortgage balances. Cards balances increased by £1.4 billion, or 20.0%, and personal advances increased by £1.3 billion, or 16.0%, supported by balances acquired from Sainsbury's Bank.
- Customer deposits increased by £7.8 billion, or 4.0%, in 2025 reflecting growth in savings and current account balances, supported by balances acquired from Sainsbury's Bank.
- RWAs increased by £3.0 billion, or 4.6%, in 2025 primarily due to book movements including the impact of unsecured balances acquired from Sainsbury's Bank.

(1) Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

Segment performance continued

Private Banking & Wealth Management

Income statement	2025 £m	2024 £m	Variance £m	Variance %
Net interest income	**757**	645	112	17.4%
Non-interest income	**374**	324	50	15.4%
Total income	**1,131**	969	162	16.7%
of which: AUMA income (1)	***300***	*270*	*30*	*11.1%*
Other operating expenses	**(725)**	(713)	(12)	1.7%
Litigation and conduct costs	**(2)**	(3)	1	(33.3%)
Operating expenses	**(727)**	(716)	(11)	1.5%
Impairment (losses)/releases	**(10)**	11	(21)	(190.9%)
Operating profit	**394**	264	130	49.2%

Performance ratios (1)	2025	2024	Variance
Return on equity	**21.7%**	14.2%	7.5%
Net interest margin	**2.63%**	2.40%	23bps
Cost:income ratio (excl. litigation and conduct)	**64.1%**	73.6%	(9.5%)
Loan impairment rate	**5bps**	(6bps)	11bps
AUMA net flows (£bn)	**4.6**	3.2	1.4

Capital and balance sheet	2025 £bn	2024 £bn	Variance £bn	Variance %
Loans to customers (amortised cost)				
- personal	**2.0**	1.7	0.3	17.6%
- mortgages	**12.0**	12.0	-	-
- other	**5.0**	4.6	0.4	8.7%
Total loans to customers (amortised cost)	**19.0**	18.3	0.7	3.8%
Loan impairment provisions	**(0.1)**	(0.1)	-	-
Net loans to customers (amortised cost)	**18.9**	18.2	0.7	3.8%
Total assets	**30.5**	28.6	1.9	6.6%
Assets under management (AUM) (1)	**43.7**	37.0	6.7	18.1%
Assets under administration (AUA) (1)	**14.8**	11.9	2.9	24.4%
Total assets under management and administration (AUMA) (1)	**58.5**	48.9	9.6	19.6%
Customer deposits	**42.7**	42.4	0.3	0.7%
Loan:deposit ratio (excl. repos and reverse repos) (1)	**44%**	43%	1%	2.3%
Customer assets and liabilities (CAL) (1,2)	**119.0**	108.5	10.5	9.7%
Risk-weighted assets	**11.4**	11.0	0.4	3.6%

In 2025, Private Banking & Wealth Management delivered an operating profit of £394 million and return on equity of 21.7%. As part of our strategy to deepen focus on high net worth and ultra-high net worth segments, we refreshed our visual identity and enhanced our investment insight, including a new Coutts website which delivers a faster and more responsive experience. AI tooling has reduced call summarisation time by more than 70% and we have continued to see strong customer engagement across our propositions, resulting in an increase in CAL of 9.7% in the year with growth in deposits, lending and AUMA.

Private Banking & Wealth Management provided £0.2 billion of climate and transition finance[3] in 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

- Total income was £162 million, or 16.7%, higher than 2024 primarily reflecting deposit margin expansion as a result of strong hedge income, balance growth across deposits and AUMA, and higher transactional fees including some non-repeatable adjustments.
- Net interest margin was 23 basis points higher than 2024 largely reflecting the factors noted above.
- Non-interest income of £374 million was £50 million, or 15.4%, higher than 2024 principally due to higher AUMA balances and higher transactional fees including some non-repeatable adjustments.
- Other operating expenses were £12 million, or 1.7%, higher reflecting continuing investment in the business and higher pay awards to support our colleagues, partly offset by lower severance costs.
- An impairment charge of £10 million, compared with an £11 million release in 2024, largely reflecting the non-repeat of 2024 good book releases, and an increase in Stage 3 charges relating to existing exposures.
- Net loans to customers increased £0.7 billion, or 3.8%, in 2025 largely driven by higher personal lending balances and higher commercial lending balances.
- Customer deposits increased by £0.3 billion, or 0.7%, in 2025 reflecting growth in current account and savings balances, with progress driven by both deeper engagement with existing customers and new customer acquisition.
- AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion. AUM net flows as a percentage of opening balances are 8.4%.

(1) Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) CAL refers to customer deposits, gross loans to customers – amortised cost and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
(3) Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

Segment performance continued

Commercial & Institutional

Income statement	2025 £m	2024 £m	Variance £m	Variance %
Net interest income	**6,149**	5,339	810	15.2%
Non-interest income	**2,660**	2,618	42	1.6%
Total income	**8,809**	7,957	852	10.7%
Other operating expenses	**(4,347)**	(4,118)	(229)	5.6%
Litigation and conduct costs	**(173)**	(156)	(17)	10.9%
Operating expenses	**(4,520)**	(4,274)	(246)	5.8%
Impairment losses	**(225)**	(98)	(127)	129.6%
Operating profit	**4,064**	3,585	479	13.4%

Performance ratios (1)	2025	2024	Variance
Return on equity	**19.1%**	17.2%	1.9%
Net interest margin	**2.37%**	2.16%	21bps
Cost:income ratio (excl. litigation and conduct)	**49.3%**	51.8%	(2.5%)
Loan impairment rate	**14bps**	7bps	7bps

Capital and balance sheet	2025 £bn	2024 £bn	Variance £bn	Variance %
Loans to customers (amortised cost)				
- Business Banking	**3.5**	3.6	(0.1)	(2.8%)
- Commercial Mid-market	**77.7**	74.0	3.7	5.0%
- Corporate & Institutions	**74.6**	65.8	8.8	13.4%
Total loans to customers (amortised cost)	**155.8**	143.4	12.4	8.6%
Loan impairment provisions	**(1.6)**	(1.5)	(0.1)	6.7%
Net loans to customers (amortised cost)	**154.2**	141.9	12.3	8.7%
Total assets	**391.9**	398.7	(6.8)	(1.7%)
Funded assets	**331.4**	321.6	9.8	3.0%
Customer deposits (3)	**196.4**	194.1	2.3	1.2%
Loan:deposit ratio (excl. repos and reverse repos) (1)	**77%**	72%	5%	6.9%
Customer assets and liabilities (CAL) (1)	**352.2**	337.5	14.7	4.4%
Risk-weighted assets	**111.9**	104.7	7.2	6.9%

During 2025, Commercial & Institutional continued to support customers with an increase in lending of 8.7% and delivered a strong performance in income and operating profit supporting a return on equity of 19.1%, an increase from 17.2% in 2024. We worked with our customers to unlock growth for key structural and policy priorities in the UK, particularly social housing and infrastructure investment. In 2025, we committed over £4.6 billion of lending into the UK social housing sector, surpassing our upgraded target of £7.5 billion by the end of 2026, with total commitments of £8.7 billion. We prioritised the use of generative AI through AI-driven transcription and summarisation of complaints and complex business banking calls, increasing our relationship managers' capacity to focus on personalised AI-guided interactions.

Commercial & Institutional provided £16.2 billion of climate and transition finance(2) in 2025 to support customers investing in the transition to net zero.

- Total income was £852 million, or 10.7%, higher than 2024 principally reflecting deposit margin expansion as a result of higher customer balances and strong hedge income, increased FX trading revenues and lending growth across Corporate & Institutions and Commercial Mid-market.
- Net interest margin was 21 basis points higher than 2024 largely reflecting deposit margin expansion.
- Non-interest income was £42 million, or 1.6%, higher than 2024 principally driven by customer activity in markets trading and a dividend received on restructuring of a strategic investment in Corporate & Institutions.
- Other operating expenses were £229 million, or 5.6%, higher than 2024 reflecting the impact of inflationary increases in staff costs and continued business investment spend, partially offset by a 3.9 % reduction in headcount.
- An impairment charge of £225 million in 2025, compared with a £98 million charge in 2024, reflecting lower good book releases. Stage 3 charge remains broadly stable.

- Net loans to customers increased by £12.3 billion, or 8.7%, in 2025 principally due to growth in Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £1.6 billion.
- Customer deposits increased by £2.3 billion, or 1.2%, in 2025 reflecting growth within Corporate & Institutions and Business Banking. Excluding client transfers, deposit balances in all customer groups grew in the year. (3)
- RWAs increased by £7.2 billion, or 6.9%, compared with 2024 primarily due to CRD IV, other regulatory increases and increased operational risk, with book growth offset by continued RWA management activity.

(1) Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.
(3) Client transfers from Commercial Mid-market to Corporate & Institutions were undertaken in Q1 2025 of £4.9 billion. Balance at the end of Q4 2025 was £2.7 billion (Q4 2024 - £3.3 billion).

Segment performance continued

Central items & other

Income statement - continuing operations	2025 £m	2024 £m	Variance £m	Variance %
Total income	**206**	127	79	62.2%
Operating expenses	**(78)**	(222)	144	(64.9%)
of which: Other operating expenses	**(101)**	(196)	95	(48.5%)
Impairment releases	**1**	10	(9)	(90.0%)
Operating profit/(loss)	**129**	(85)	214	nm

- Total income was £79 million higher than 2024 primarily reflecting higher gains on interest and FX risk management derivatives not in accounting hedge relationships, higher Business Growth Fund profits and lower foreign exchange recycling losses.
- Other operating expenses were £95 million lower than 2024 primarily due to lower costs in relation to our withdrawal from our operations in the Republic of Ireland.

Capital and balance sheet	2025 £bn	2024 £bn	Variance £bn	Variance %
Net loans to customers (amortised cost)	**29.7**	31.8	(2.1)	(6.6%)
Customer deposits	**1.3**	2.2	(0.9)	(40.9%)
Risk-weighted assets	**1.5**	2.0	(0.5)	(25.0%)

- Net loans to customers decreased by £2.1 billion in 2025 driven by reverse repo activity in Treasury.
- Customer deposits decreased by £0.9 billion compared with 2024 reflecting repo activity in Treasury.

Summary financial statements

Summary consolidated income statement

For the year ended 31 December 2025

	2025 £m	2024 £m	2023 £m
Net interest income	**12,829**	11,275	11,049
Non-interest income	**3,812**	3,428	3,703
Total income	**16,641**	14,703	14,752
Operating expenses	**(8,262)**	(8,149)	(7,996)
Profit before impairment losses	**8,379**	6,554	6,756
Impairment losses	**(671)**	(359)	(578)
Operating profit before tax	**7,708**	6,195	6,178
Tax charge	**(1,874)**	(1,465)	(1,434)
Profit from continuing operations	**5,834**	4,730	4,744
Profit/(loss) from discontinued operations, net of tax	**-**	81	(112)
Profit for the year	**5,834**	4,811	4,632
Attributable to:			
Ordinary shareholders	**5,479**	4,519	4,394
Paid-in equity holders	**352**	283	242
Non-controlling interests	**3**	9	(4)
	5,834	4,811	4,632

Summary consolidated balance sheet

As at 31 December 2025

	2025 £m	2024 £m	2023 £m
Cash and balances at central banks	**85,182**	92,994	104,262
Trading assets	**46,537**	48,917	45,551
Derivatives	**60,789**	78,406	78,904
Settlement balances	**645**	2,085	7,231
Loans to banks and customers - amortised cost	**425,839**	406,356	388,347
Other financial assets	**79,770**	63,243	51,102
Other and intangible assets	**15,791**	15,984	17,276
Total assets	**714,553**	707,985	692,673
Deposits	**487,090**	464,942	453,567
Trading liabilities	**49,022**	54,714	53,636
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	**128,638**	141,034	139,843
Other liabilities	**4,026**	4,601	5,202
Owners' equity	**42,599**	39,350	37,157
Notes in circulation	**3,164**	3,316	3,237
Non-controlling interests	**14**	28	31
Total liabilities and equity	**714,553**	707,985	692,673

NatWest Group's financial statements are prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).



Board visit to Tyseley Energy Park in Birmingham

Governance and remuneration

Our Board

A Group Audit Committee (GAC)
N Group Nominations and Governance Committee (N&G)
Re Group Performance and Remuneration Committee (RemCo)
Ri Group Board Risk Committee (BRC)
T Group Technology, Innovation and Simplification Committee (TISC)
Solid background denotes Committee Chair

Rick Haythornthwaite

N

Chair



Date of appointment: 8 January 2024 (Board), 15 April 2024 (Chair)

Contribution to the Board
Rick is a highly experienced Chair who combines a successful commercial career with a deep knowledge of financial services markets and technology, as well as a strong track record of delivery at significant customer-facing organisations. Rick's Chair experience extends across industry sectors, including Ocado Group plc, which provides technology and automation solutions for grocery retailers; Embedded Finance, a fintech company; QiO Technologies Limited, the industrial AI company that Rick co-founded; Xynteo, a Norway-based sustainability consultancy and Mastercard Inc., a global technology company.

Relevant experience
While Rick was Chair of Mastercard Inc. the company was transformed from a credit card company to a global technology company and its market capitalisation increased from $5 billion to over $350 billion. He also chaired Arc International Holdings, Centrica plc and Network Rail Limited, and was a partner at Star Capital. Rick's past non-executive directorships include Globant S.A., Cookson plc, Lafarge S.A., Land Securities plc and ICI plc. Rick also led the Haythornthwaite Review of UK Armed Forces Incentivisation.

Rick has been responsible for several high-profile business transformations and rescues, including Invensys, then one of the world's leading industrial controls companies, as CEO.

External appointments:
- Chair of AA Limited
- Senior advisory partner at Moelis & Co
- Visiting Fellow at the Saïd Business School, Oxford University

Paul Thwaite

Group Chief Executive Officer



Date of appointment: 25 July 2023

Contribution to the Board
Paul has over 30 years' experience in financial services having held senior roles within Wholesale, Corporate, International, Risk and Retail Banking, across the UK, Europe and the US. Prior to his appointment as Chief Executive Officer, Paul was Chief Executive of the bank's Commercial & Institutional business, bringing together the teams that support NatWest's business customers, ranging from entrepreneurs and start-ups through to multi-nationals and financial institutions. Throughout his executive and non-executive career, Paul has taken an active role in promoting talent, and building and leading inclusive teams across multiple regions, geographies and disciplines, to deliver performance for customers and wider stakeholders.

Relevant experience
Paul brings strong UK and international expertise in strategic and cultural transformation, scale leadership, balance sheet management and risk, plus a sharp focus on customer experience.

External appointments:
- Member of the Board of Trustees at the University of Manchester

Katie Murray

Group Chief Financial Officer



Date of appointment: 1 January 2019

Contribution to the Board
Katie Murray is a Chartered Accountant with more than 30 years' experience in financial services across the UK, Europe and Africa. She brings deep expertise in financial leadership, large-scale transformation, capital management, investor relations and corporate development, with a strong track record of supporting organisations through complex strategic and regulatory change. As Group Chief Financial Officer of NatWest Group, Katie plays a central role in shaping NatWest Group's long-term strategy, financial resilience and stakeholder engagement. She has led key initiatives to strengthen balance sheet resilience, enhance performance discipline and support sustainable value creation for shareholders and wider stakeholders. She also leads NatWest's climate transition plan, supporting the UK's journey to net zero. Katie is a recognised leader in promoting diversity and inclusion across the profession and has sponsored a number of initiatives to improve representation and progression in financial services.

Relevant experience
Katie was appointed Group Chief Financial Officer of NatWest Group in January 2019, following senior roles within NatWest Group as Director of Finance and Deputy CFO. Previously, Katie was the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg, having held various roles across Old Mutual from 2002. Katie is also a member of The Institute of Chartered Accountants of Scotland.

External appointments:
- Non-executive director and Audit Committee Chair of Phoenix Group Holdings plc

Lena Wilson CBE

N Re Ri T

Senior Independent Director



Date of appointment: 1 January 2018 (Board), 1 April 2025 (Senior Independent Director)

Contribution to the Board
Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, stakeholder management, ESG and general management. As a former Chair of the NatWest Group Colleague Advisory Panel, Lena provides valuable insights on customer and people issues in particular.

Relevant experience
Lena has a portfolio of Chair roles in the listed and private sectors. She has been a FTSE 100 non-executive director for over 20 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc and as Chair of Picton Property Income Limited and AGS Airports Limited. Lena was Chief Executive of Scottish Enterprise (2009-2017) and prior to that, was Senior Investment Advisor to The World Bank in Washington DC.

Lena was a member of the Prime Minister's Business Council, Scotland's Financial Services Advisory Board and Chair of Scotland's Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland and was elected a Fellow of the Royal Society of Edinburgh.

External appointments:
- Chair and Nominations Committee Chair of FirstGroup plc
- Visiting Professor, University of Strathclyde Business School
- Member of the European Advisory Board of Workday Inc.

Our Board continued

Re

Josh Critchley

Independent non-executive director



Date of appointment: 3 November 2025

Contribution to the Board
Josh is a senior financial services leader with over 30 years' experience in investment banking. He has advised company boards and management teams around the world on complex financial, operational, and capital market matters. His expertise in capital markets and investment banking strengthens the Board's knowledge, especially in supporting strategy and growth.

Relevant experience
Josh is the former Vice Chair of Global Investment Banking at the Royal Bank of Canada (RBC). Prior to that, he spent twelve years (2011–2022) leading RBC's European and Asian Investment Banking teams, including 7 years as a member of the firm's Global Operating Committee. He originally joined RBC in 2009 to help expand its investment banking and equities presence in Europe, supporting the bank's transformation into a full-service investment banking provider. Before joining RBC, Josh held senior roles at Goldman Sachs and Merrill Lynch.

External appointments:
- Trustee and Investment Committee Chair at Great Ormond Street Hospital Charity
- Honorary Senior Visiting Fellow at Bayes Business School, City St George's, University of London

Re T

Roisin Donnelly

Independent non-executive director



Date of appointment: 1 October 2022

Contribution to the Board
Roisin brings extensive customer, marketing and branding experience to the Board, gained during her long executive career at Procter & Gamble. She has a strong background in digital transformation and data, and significant knowledge and experience of developing ESG strategies at board level. Roisin also brings practical board and committee experience to the role, having served on a number of listed company boards. In April 2023, Roisin was appointed as NatWest Group's Consumer Duty Board Champion. She is also the Chair of the NatWest Group Colleague Advisory Panel, which provides a valuable link to colleague and customer issues.

Relevant experience
Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles. Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe (2014-2016) and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland (2002-2014). Roisin's previous non-executive directorships include HomeServe plc, Just Eat plc, Holland and Barrett Limited, and Bourne Leisure Limited. She is an Honorary Fellow of the Marketing Society.

External appointments:
- Non-executive director of Premier Foods plc
- Non-executive director and Remuneration Committee Chair of The Sage Group plc
- Member of the Digital Advisory Board, Coca-Cola Europacific Partners plc
- Non-executive Advisor, Internet Advertising Bureau
- Trustee of The British Heart Foundation

A N Re Ri

Patrick Flynn

Independent non-executive director



Date of appointment: 1 June 2018

Contribution to the Board
Patrick contributes significant retail and commercial banking experience to the Board, together with a background in complex organisational restructuring and technology transformation. This experience enables Patrick to provide insightful contributions to Board discussions on complex matters, alongside his significant financial knowledge and expertise.

Relevant experience
Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years to May 2017. Prior to that, he worked for HSBC for 20 years. He is also a Fellow of Chartered Accountants Ireland.

External appointments:
- Senior Independent Director and Audit Committee Chair of Aviva plc

A Ri T

Geeta Gopalan

Independent non-executive director



Date of appointment: 1 July 2024

Contribution to the Board
Geeta brings substantial financial and banking expertise to the Board with over 25 years of expertise in business leadership and management roles across commercial and retail financial services in the UK and internationally, as well as social investment and community development. Geeta has a strong track record as a non-executive director, having served on boards in a variety of industries including financial services, pharmaceuticals and technology.

Relevant experience
Geeta has served as a non-executive director of Virgin Money UK plc, where she chaired the Risk Committee; Dechra Pharmaceuticals Ltd, Ultra Electronics Plc, WiZink Bank S.A., and Vocalink.

Geeta is also a Qualified Chartered Accountant of the Chartered Accountants Institute, India.

External appointments:
- Non-executive director of Intrum AB
- Non-executive director of Auto Trader Group plc
- Non-executive director of Clear Score Technology Limited
- Trustee and Finance Committee Chair at The Old Vic Theatre

Our Board continued

T

Yasmin Jetha

Independent non-executive director



Date of appointment: 1 April 2020

Contribution to the Board

Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights. On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 to serve solely as a director of our key ring-fenced entities, She continues to serve on these boards in addition to the Board of NatWest Group plc.

Relevant experience

During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that Yasmin held several senior roles at Abbey National PLC, in a career spanning nearly 20 years, where latterly she served as an executive director on the board.

External appointments:

- Non-executive director of Guardian Media Group plc

A N Ri

Stuart Lewis

Independent non-executive director



Date of appointment: 1 April 2023

Contribution to the Board

Stuart brings extensive risk management, financial services and regulatory experience to the Board gained during his executive career, predominantly at Deutsche Bank, where he served for 10 years on the Management Board as Chief Risk Officer. Stuart also brings practical board-level experience, having served on a number of boards and committees in both executive and non-executive capacities.

Relevant experience

Stuart was previously a non-executive director of the London Stock Exchange Group plc. He was also previously a Member of the Foundation Board of the International Financial Risk Institute and served as Chair.

External appointments:

- Non-executive director of Singapore Exchange Limited
- Member of the Board of Trustees of the Global Association of Risk Professionals
- Visiting Professor in Practice in the Finance Department, London School of Economics

Ri T

Gill Whitehead OBE

Independent non-executive director



Date of appointment: 8 January 2025

Contribution to the Board

Gill has over 25 years of executive experience in the consumer technology and media sectors having worked at Ofcom, Google, Channel 4 and the BBC. She is a Visiting Policy Fellow at the University of Oxford's Internet Institute, focusing on global developments in online and AI safety. Her board experience spans FTSE 50 companies, public bodies, and sport. Gill is a fellow of the Institute of Chartered Accountants of England and Wales.

Relevant experience

Gill has served as a non-executive director of the Financial Ombudsman Service and Camelot (operator of the National Lottery). She also served as Google UK's Senior Director of Client Solutions & Analytics. Prior to this, Gill worked in media at Channel 4 and the BBC and supervised several big tech firms at Ofcom. Gill was awarded an OBE for services to women's rugby in the King's New Year Honours list for 2026.

External appointments:

- Non-executive director and Audit Committee Chair of Informa plc
- Non-executive director of the British Olympic Association
- Chair of the Women's Rugby World Cup 2025
- Member of the Advisory Council at Frontier Economics

Gary Moore

Chief Governance Officer and Company Secretary



Date of appointment: 14 February 2025

Contribution to the Board

Gary works closely with the Chair to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its committees. He is responsible for advising the Board and individual directors on all governance matters, while also facilitating Board induction and directors' professional development.

Relevant experience

Gary is a qualified lawyer with significant governance, legal and regulatory experience. Prior to his appointment as Chief Governance Officer and Company Secretary, Gary held various roles in the Corporate Governance function, including Head of Corporate Secretariat and Deputy Company Secretary. Prior to joining NatWest, Gary was a Senior Associate at Allen & Overy.

Former directors

- Mark Seligman retired from the Board on 31 March 2025
- Frank Dangeard stepped down from the Board on 23 April 2025

Board composition overview

As at 31 December 2025 there were 11 directors on the Board.


Sex
Female 55%
Male 45%


Ethnicity
Minority ethnic 2
White 9


Age range
45-55 3
56-65 6
66-75 2


Independence
Chair 1
Executive directors 2
Independent non-executive directors 8

Chair and non-executive directors' tenure

Full Board average tenure: 3.4 years


2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
Yasmin Jetha
Lena Wilson*
Patrick Flynn
Roisin Donnelly
Stuart Lewis
Rick Haythornthwaite*
Geeta Gopalan
Gill Whitehead*
Josh Critchley

* Will reach 9 years in January of the relevant year.

Board and committee changes

2025

1 January
Geeta Gopalan joined the Group Audit Committee, Group Board Risk Committee and Group Sustainable Banking Committee.

8 January
Gill Whitehead was appointed as an independent non-executive director, and joined the Group Board Risk Committee and Group Sustainable Banking Committee.

31 March
Mark Seligman retired from the Board and as Senior Independent Director.

1 April
Lena Wilson assumed the role of Senior Independent Director.

23 April
Frank Dangeard stepped down as a director and as Chair of NatWest Markets Plc and NatWest Markets N.V.

10 June
Patrick Flynn joined the Group Performance and Remuneration Committee.

3 November
Josh Critchley was appointed as an independent non-executive director.

11 December
Josh Critchley joined the Group Performance and Remuneration Committee.

2026

23 February*
Albert Hitchcock will join the Board as an independent non-executive director.

31 March
Yasmin Jetha will retire from the Board, and Patrick Flynn will step down as a member of the Group Performance and Remuneration Committee.

* Albert's appointment date will be one week later than previously announced, due to a scheduling adjustment.

Executive management team



Paul Thwaite
Group Chief Executive Officer



Katie Murray
Group Chief Financial Officer



Sean Pilcher
Interim Group Chief Risk Officer



Solange Chamberlain
CEO, Retail



Emma Crystal
CEO, Private Banking & Wealth Management



Robert Begbie
CEO, Commercial & Institutional



Scott Marcar
Group Chief Information Officer



James Holian
Chief Customer & Operations Officer



Maria Kokkinou
Group Chief People Officer



Rachel Hopcroft CBE
Group Chief Corporate Affairs Officer



Margaret Jobling
Group Chief Marketing Officer



Will Luker
Group Chief Legal Officer and General Counsel



Nick Curle
Group Chief Audit Executive



Peter Norton
Group Director, Strategy, Economics and Corporate Development

The executive management team supports the Group Chief Executive Officer (CEO) in managing NatWest Group's businesses and in the discharge of his regulatory accountabilities.

The team holds regular meetings, including the Group Executive Committee.

Further information on the responsibilities of the executive management team can be found on page 107.

→ **Executive management team biographies are available at natwestgroup.com.**

Chair's introduction



'The Board remains committed to supporting our customers and the wider UK economy. We will continue to evolve our Board and governance operating model to ensure we are well-positioned for the challenges and opportunities ahead.'

Dear Shareholder,

I am pleased to present the 2025 Corporate governance report.

Before going any further, I'd like to pause and reflect on the sad news of Frank Dangeard's passing in August. Frank was a highly valued and respected director, colleague and friend to many of us at NatWest, and his wise counsel will be greatly missed.

2025 was a year of meaningful transformation and progress for the Board of directors.

Building on the themes identified during the 2024 Board effectiveness review and my own reflections since taking on the role of Chair, we entered 2025 with a renewed commitment to evolve our Board and governance operating model, focused on our ambition to develop further as a high-performing Board.

During 2025, the Board's priorities have included strengthening directors' expertise, enhancing strategic engagement, improving Board dynamics, sharpening our focus on ESG, and leveraging data and analytics to guide our decisions. These priorities have shaped the Board agenda and are described in more detail on page 102 and reflected throughout this Corporate governance report.

In support of a refreshed governance operating model, the Board and management conducted a comprehensive review of the remit of the Board and its committees, to ensure each forum remains focused on the most critical matters. Notably, the Group Sustainable Banking Committee (SBC) transitioned into the Group Technology, Innovation and Simplification Committee, underscoring our commitment to technological advancement and organisational agility, with a number of SBC focus areas, such as ESG, Consumer Duty, organisational development and culture elevated to become Board-level matters. By delegating routine matters to Board committees, we have been able to devote more time in Board meetings to strategic discussions on customer-centric topics such as digital assets, climate and sustainability, and the innovation economy. The Board has also considered how changes in the regulatory, geopolitical and economic environment inform our approach to resilience and relevance, with a particular focus on safeguarding and enhancing the customer experience in a changing world.

The introduction of new performance metrics has further enhanced our understanding of business performance and customer outcomes. During 2025, the Board held a number of performance-related spotlight sessions on key topics, including: deposits, mortgages, customer onboarding, and customer experience. These sessions were underpinned by performance data and analysis, which provided the Board with deeper insights into progress against strategic objectives, enabled more informed decision-making, and supported targeted actions to drive improvements in such areas. As part of our commitment to deepening strategic engagement and understanding the needs of our customers and colleagues, the Board visited Birmingham and the West Midlands in September 2025, meeting with local clients, colleagues and stakeholders to hear first-hand about the opportunities and challenges facing the region. You can find further details of the visit on page 112.

2025 also brought several changes in Board membership. Lena Wilson succeeded Mark Seligman as Senior Independent Director following Mark's retirement at the end of March.

Principal areas of focus

- Purpose and strategy
- Culture
- Stakeholder engagement
- Customers
- Risk and controls
- Financial
- Legal, regulatory and governance

The Board welcomed Josh Critchley as an independent non-executive director in November 2025 and I am delighted that Albert Hitchcock will join the Board as an independent non-executive director on 23 February 2026.

Yasmin Jetha will retire from the Board on 31 March 2026 having made an outstanding contribution. Yasmin leaves with our very best wishes for the future. See page 99 for full details of Board and committee membership changes in 2025/2026.

I would like to thank my fellow directors for their valuable contribution and professionalism throughout 2025. The Board's collective expertise and constructive challenge has been central to our progress, and I am grateful for the support and engagement shown both in the boardroom and across the business.

I look forward to continuing our work together as we support delivery of NatWest Group's strategic priorities in the year ahead.

Rick Haythornthwaite
Chair of the Board

12 February 2026

Governance at a glance

Continuing to evolve and enhance our Board and committee governance in support of our sustainable strategy.

In February, 2025 the Board set an ambition to develop further as a high-performing Board, driving innovation, ensuring robust governance and delivering sustained, profitable growth.

The Board agreed to progress a series of actions under the themes shown below to build further on the Board's strong foundations and acknowledging the key findings of the 2024 Board effectiveness review. The outcomes of our Board evolution action plan are highlighted throughout this Corporate governance report and sign-posted opposite.


Strengthening Board expertise
Enhancing strategic engagement
Improving Board dynamics
Sharpening ESG focus
Leveraging data and analytics
Board evolution in action

Our Board evolution action plan

Strengthening Board expertise by…

p.103 Using our Board skills matrix to support Board composition and succession planning, and new non-executive director induction.

p.113 Developing an enhanced approach to Board learning, including the use of online tools and resources.

p.122 Evolving and systemising our search and recruitment process and practices for new non-executive directors.

Enhancing strategic engagement by…

p.108 Re-balancing Board and committee oversight responsibilities to support the Board's strategic focus.

p.108 Continuing to bring a range of external perspectives into the boardroom.

p.137 Establishing the Group Technology, Innovation and Simplification Committee.

Improving Board dynamics by…

p.108 Fostering a culture of collaboration, constructive challenge and collegiality.

p.116 Considering Board culture and behaviours and how the Board sets the 'tone from the top'.

Sharpening ESG focus by…

p.36 Considering NatWest Group's definition of sustainability, and its climate ambition and targets.

p.106 Enhancing Board visibility and oversight of ESG matters.

Leveraging data and analytics by…

p.108 Reviewing how Board and committee agenda time is allocated.

p.116 Sharpening strategic focus through performance management oversight.

Diversity in the boardroom

 **Strengthening Board expertise**

Board skills and experience

The Board recognises the value and importance of a comprehensive Board skills matrix to support effective governance and strategic oversight. In December 2025, our Board skills assessment was refreshed following a review of the six critical and ten general skills identified in 2024 as priorities for the Board over a three to five-year period. Using the BoardOutlook technology platform, all directors participated in an online process which involved both self-assessment and peer calibration elements. The 2025 Board skills assessment outputs confirmed the Board's view of the collective expertise and capabilities of the Board against the organisation's strategic priorities and governance needs, as reflected in the Board skills matrix below. The detailed data and analysis offered through the Board skills assessment has underpinned Board composition and succession planning, as well as supporting NED induction and professional development.

→ **Details of the broader experience our directors contribute to the Board can be found in their biographies on pages 96 to 98 and further information on the Board skills matrix is provided in the N&G report on page 122.**

Board skills matrix 2025

Critical skills

Banking and financial services



Risk management



Strategy, innovation and disruption



Customer and partner



Consumer digital



Enterprise digital



General skills

Corporate governance



Regulatory engagement



Accounting and financial reporting



Mergers, acquisitions and divestments



CEO experience



Major change and transformation



Talent and leadership



Remuneration



Sustainability



Marketing, brand and communications



Dark squares represent expert or advanced levels of skills or experience.

Board and executive management diversity disclosures

UK Listing Rule (UKLR) 6.6.6R (10)

Table for reporting on gender identity or sex

	Number of Board members	% of the Board	Number of senior positions on the Board	Number in executive management	% of executive management
Men	5	45	2	8	57
Women	6	55	2	6	43
Other categories	0	0	0	0	0
Not specified/prefer not to say	0	0	0	0	0

Table for reporting on ethnic background

	Number of Board members	% of the Board	Number of senior positions on the Board	Number in executive management	% of executive management
White British or other White (including minority-White groups)	9	82	4	10	71
Mixed/Multiple ethnic groups	0	0	0	0	0
Asian/Asian British	2	18	0	0	0
Black/African/Caribbean/Black British	0	0	0	0	0
Other ethnic group	0	0	0	0	0
Not specified/prefer not to say	0	0	0	4	29

UK Listing Rule (UKLR) 6.6.6R (9)

Compliance

The company has met the targets on board diversity set out below as at 31 December 2025.

UK Listing Rules requirement	Outcome	Group's position at 31 December 2025
At least 40% of Board directors are women	Target met	55% of Board directors were women
At least one senior Board position held by a woman	Target met	The positions of CFO and Senior Independent Director are held by women
At least one Board director from a minority ethnic background	Target met	Two Board directors are from a minority ethnic background

Footnotes (these apply to both the UKLR 6.6.6R (9) and (10) tables above, unless otherwise stated).

(1) All data as at 31 December 2025 (the reference date).
(2) Data was collected via self-reporting methods – for Board directors this was via email and for members of the executive management team it was collected via our HR system Workday.
(3) The Group CEO and Group CFO are members of both the Board and executive management and so are counted in both groups (UKLR 6.6.6R (10) table only).
(4) Senior Board position is CEO, CFO, Chair or Senior Independent Director.

→ **Our boardroom inclusion policy aims to promote diversity and inclusion in our Board and committee composition via targets which aspire to meet those set out in the UK Listing Rules, the FTSE Women Leaders Review and the Parker Review. A copy of the policy is available at natwestgroup.com.**

→ **For further information on our inclusion initiatives, see page 62.**

UK Corporate Governance Code 2024

All directors are committed to observing high standards of corporate governance, business integrity and professionalism. Throughout 2025, NatWest Group plc applied the Principles and complied with the Provisions of the 2024 UK Corporate Governance Code (the Code or UKGC Code) with the exception of Provision 29, which is effective from 1 January 2026. The company continued to comply with Provision 29 of the 2018 UK Corporate Governance Code during 2025.

There was one short-term exception to the company's compliance with Provision 32 that 'the board should establish a remuneration committee of independent non-executive directors with a minimum membership of three.' For a period of c.7 weeks in 2025, the Group Performance and Remuneration Committee (RemCo) had two independent non-executive directors as members, after Frank Dangeard stepped down from the Board on 23 April at short notice. Patrick Flynn joined RemCo on 10 June 2025 and Josh Critchley subsequently joined on 11 December 2025. Mr Flynn will step down as a member of RemCo on 31 March 2026.

Applying the Code Principles

The UK Listing Rules require companies to make a statement of how they have applied the Code's Principles, in a manner that would enable shareholders to evaluate how the Principles have been applied. The boxes opposite are aligned to the five sections of the Code and include cross-references to relevant parts of this report where additional information can be found on our approach.

Section 1 – Board leadership and company purpose

- Our strategy (page 15)
- Our business model (page 12)
- Principal areas of Board focus in 2025 (pages 109 to 111)
- Board oversight of purpose, strategy and culture (page 116)
- How the Board engaged with stakeholders (including our Colleague Advisory Panel) (pages 117 to 118)

Section 2 – Division of responsibilities

- Our governance framework (role and responsibilities of the Board and Board committees) (page 105)
- Division of responsibilities (page 107)
- Subsidiary governance and ring-fencing (page 114)
- Board and committee membership and attendance (page 108 and relevant Board committee reports)
- Board policies and processes, including external appointments and time commitment (page 115)

Section 3 – Composition, succession and evaluation

- Directors' biographies and committee memberships (pages 96 to 98)
- Board composition overview as at 31 December 2025 (sex, ethnicity, age range, independence, tenure) (page 99)
- Board and Board committee changes in 2025 and 2026 (page 99)
- Board skills and experience, including the Board skills matrix (page 103)
- 2025 Board effectiveness review (pages 119 to 121)
- Group Nominations and Governance Committee report (Board appointments, Board composition and succession planning, executive succession) (page 122)
- Board and executive management diversity disclosures and our Boardroom inclusion policy (page 103)

Section 4 – Audit, risk and internal control

Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report and Accounts.

The following sections are of particular relevance:

- Group Audit Committee report (page 124)
- Viability statement (page 80)
- Compliance report (page 169)
- Group Board Risk Committee report (page 131)

The Board regularly assesses the company's emerging and principal risks in a variety of ways including through review of the Group Risk Report and dedicated training

Details of the company's principal risks, procedures in place to identify top and emerging risks, and how these are managed or mitigated, can be found on pages 74 to 79 (Risk overview) and pages 177 to 274 (Risk and Capital Management)

Section 5 – Remuneration

- Directors' remuneration report (page 140) (Group Performance and Remuneration Committee activity and decisions during 2025; remuneration policy for executive directors; wider workforce remuneration)

→ **For further information on our approach towards Principle O of the Code, and preparations for Provision 29 of the 2024 Code becoming effective, see page 130.**

→ **The information referred to on this page supports our statement of compliance on page 169.**

Our governance framework

NatWest Group plc Board

- Is collectively responsible for promoting the long-term success of the company, driving shareholder value and NatWest Group's contribution to wider society.
- Establishes NatWest Group's strategy and leads the development of its culture.
- Provides leadership of the company within a framework of prudent and effective controls, which enables risk to be assessed and managed.
- Sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives.
- Is responsible for the allocation and raising of capital, and reviews business and financial performance.
- Ensures that the company's obligations to its shareholders and other key stakeholders are understood and met.

To assist in providing effective oversight and leadership, the Board has established the following committees:

Group Nominations and Governance Committee (N&G)

Assists the Board in the appointment of directors and with Board committee composition.

Reviews the structure, size and composition of the Board and approves appointments to the boards of principal and material regulated subsidiaries.

Monitors NatWest Group's governance arrangements.

Considers succession planning for the Board and senior management.

Committee report on page 122.

Group Audit Committee (GAC)

Assists the Board in discharging its responsibilities in relation to the disclosure of NatWest Group's financial and non-financial reporting.

Reviews accounting and financial reporting and regulatory compliance and NatWest Group's system of internal controls.

Monitors the processes for internal audit, risk management, external audit and whistleblowing.

Committee report on page 124.

Group Board Risk Committee (BRC)

Provides oversight and advice to the Board on current and potential future risk exposures of NatWest Group; future risk profile; and the approval and effectiveness of the enterprise-wide risk management framework.

Reviews NatWest Group's performance relative to risk appetite; the effectiveness of internal controls required to manage risk; and all material risk exposures.

Committee report on page 131.

Group Technology, Innovation and Simplification Committee (TISC)

Responsible for supporting the Board in overseeing NatWest Group's use of technology, data and innovation to support delivery of its strategic ambitions.

Oversees NatWest Group's progress on technological enablers of simplification initiatives to ensure delivery and increase competitive advantage.

Committee report on page 137.

Group Performance and Remuneration Committee (RemCo)

Responsible for the overview of NatWest Group's remuneration policy and the directors' remuneration policy, ensuring that arrangements are designed to promote the long-term success of NatWest Group.

Approves pay and performance outcomes for executive directors and senior members of management.

Approves the annual Group-wide bonus pool.

Committee report on page 140.

Executive governance

The Group Executive Committee (ExCo) supports the CEO in discharging his responsibilities in managing NatWest Group's business day to day.

For further information on individual roles and responsibilities, see page 107.

Board committee connectivity

Having non-executive directors on multiple Board committees supports effective governance by strengthening coordination and alignment on shared areas of focus, particularly in relation to audit, risk and remuneration matters.

Board committee members also work together to enhance their knowledge and understanding of the business through business visits and teach-ins. In 2025 these included joint GAC and BRC visits to the Risk, Internal Audit and Finance functions.

Further information

- Board and Board committee terms of reference are available at natwestgroup.com and are reviewed at least annually.
- The Board terms of reference include a formal schedule of matters specifically reserved for the Board's decision.
- Internal reviews confirmed the Board and its committees had fulfilled their remits as set out in their terms of reference during 2025.

For further information on the evolution of the Group Sustainable Banking Committee (SBC) into the Group Technology, Innovation and Simplification Committee in 2025, see page 137.

Climate governance

Sharpening ESG focus

The governance structure for climate-related activities is embedded across the organisation. We continue to monitor the effectiveness of these arrangements to ensure that the risks and opportunities for the bank and our stakeholders are considered. The NatWest Group plc Board, Board committees, executive fora, cross-bank working groups and day-to-day decision-making all have a role to play in the delivery of this integrated governance approach. A complete list of climate-related topics considered by the Group Board and committees is shown in the timeline.

Areas of Board and committee focus	Board	Audit Committee	Board Risk Committee	Performance & Remuneration Committee	Nominations & Governance Committee
Risk	✓	✓	✓	✓	
Opportunities	✓			✓	
Progress against transition plan	✓	✓	✓	✓	
Disclosures	✓	✓			
Education	✓				
Skills	✓				✓

Board and Board committee responsibilities

Group Board (For further information on the Board's oversight of climate matters, refer to the s.172 statement on pages 36-37)	Responsible for promoting the long-term sustainable success of NatWest Group, sets strategic aims, monitors and oversees the risks and opportunities presented by the transition including strategic climate targets. It also oversees actions being taken and progress against our climate ambition and climate transition plan. From June 2025, the Board was also responsible for overseeing actions being taken to run the bank as a sustainable business.
GAC	Considers financial and non-financial disclosures and receives assurance regarding the robustness of controls supporting these disclosures.
BRC	Considers current and potential future climate risk exposures.
RemCo	Oversees the link between climate strategy and remuneration.
SBC	Up to June 2025, SBC oversaw actions being taken to run the bank as a sustainable business and progress against our climate ambition, when this activity transitioned to the Board.

Management information presented to every Board Risk Committee meeting (climate & nature risk) and to Board (climate opportunities and progress) as part of scheduled updates

February
Budget approved including carbon budget allocations and resources. **Board**

March
Spotlight on Climate & Environmental Progress. **SBC**
Understanding, predicting and responding to the changing ESG Landscape. **Board**

June
ESG – external environment and Group position. **Board**

July
Spotlight on climate and nature risk. **BRC**

October
Approval of Climate ambitions. **Board**
Climate spotlight. **Board**
Climate Ambitions and Targets Update. **Board**

December
Approval of risk appetite in respect of climate and nature risk. Approval of climate and nature risk strategy and risk policy. Board approval of sector-level climate targets **BRC & Board**
Skills Matrix review, including consideration of necessary Climate and nature skills and experience. **N&G & Board**
Agreement of executive director climate target for the 2026 Performance Share Plan. **RemCo**

February 2026
Discussion and approval of the Annual Report & Accounts and Climate Transition Plan Report. **GAC & Board**

Executive governance

The Group CEO holds Joint Senior Manager Function accountability for identifying and managing financial risks from climate change, together with the Group Chief Risk Officer (Group CRO). The Executive team has delegated responsibility from the Group CEO for identifying and managing financial risks and opportunities from climate change and the execution of the transition plan. This is primarily delegated to the Chief Financial Officer (Group CFO), Group Chief Information Officer (Group CIO), Chief Customer & Operations Officer, Group Director, Strategic, Economics & Corporate Development and the business CEOs.

The **Group Executive Committee** supports the Group CEO in managing NatWest Group's businesses and operates under individual accountability. ExCo has primary oversight responsibility at Group level for implementation of the climate transition plan and climate-related ambitions, targets and commitments. Additional Executive level committees operate under individual accountability to support relevant Executive Management Team members in discharging their individual accountabilities. These committees provide a forum for debate and challenge of the key issues set out in their Terms of Reference. These include the **Group Executive Risk Committee** which reviews and challenges all material risk exposures including operational, reputation and climate risk; the **Group Executive Disclosure Committee** which reviews all material financial and non-financial disclosures, including climate disclosures; the **Group Reputational Risk Committee** which considers the reputational impact of climate change actions and the Environmental & Social Risk Framework; and **segment and function leadership teams** which manage delivery against allocated carbon budgets and associated targets.

Division of responsibilities

As at the date of publication of this report the Board has 11 directors, comprising the Chair, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. Director biographies and details of the Board committees of which they are members can be found on pages 96 to 98.

Chair and CEO	The role of Chair is distinct and separate from that of the CEO and there is a clear division of responsibilities, with the Chair leading the Board and the CEO managing the business day to day.
Senior Independent Director (SID)	During 2025, Mark Seligman held the role of SID until 31 March 2025 and from 1 April 2025 Lena Wilson assumed the role. Mark and Lena acted as a sounding board for the Chair, and as an intermediary for other directors when necessary. They were available to shareholders to discuss any concerns that could not be resolved through standard communication with the Chair, CEO or other members of executive management. Ms Wilson also led the non-executive directors' year-end review of the Chair's performance, together with Francesca Barnes the Senior Independent Director of the ring-fenced bank.
Chief Governance Officer and Company Secretary	Jan Cargill held the role of Chief Governance Officer and Company Secretary until 14 February 2025, when Gary Moore assumed the role. The Chief Governance Officer and Company Secretary works closely with the Chair to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board, its committees and management. The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.
Non-executive directors	Along with the Chair and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference. The non-executive directors combine broad business and commercial experience with independent and objective judgement. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group's business activities and ensures no one individual or small group of individuals dominates the Board's decision-making. The performance of the non-executive directors is evaluated annually as part of the Board effectiveness review and further details of the 2025 process and outcomes can be found on pages 119 to 121.
Executive management	The executive management team supports the Group Chief Executive Officer (CEO) in managing NatWest Group's businesses. Decisions at all executive level committees including the Group Executive Committee are made under individual accountability where decision-making authority lies with an individual (who usually chairs committee meetings) and committee members support the relevant individual in discharging their accountabilities. These committees provide a forum for debate and challenge of the key issues set out in their terms of reference. The role of members is to provide input, support and/or challenge to the decision-maker, including on whether to recommend matters to Board committees and the Board. The Group Executive Committee considers the delivery of strategy, financials, risk, and customer, colleague and operational issues affecting NatWest Group, as well as monitoring the implementation of cultural change. The executive management team also holds regular executive succession planning, talent and team effectiveness sessions. Members of the executive management team also have individual accountabilities for their respective areas of responsibility and have committees to support them in discharging these accountabilities.

→ **Details of the key responsibilities of the Chair, CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com.**

→ **The executive management team is detailed on page 100 and biographies are available at natwestgroup.com.**

How the Board operated in 2025

Enhancing strategic engagement; Improving Board dynamics;. Sharpening ESG focus; Leveraging data and analytics

Board and committee meetings

There were eight scheduled meetings of the Board during 2025. Additional ad hoc meetings of the Board and some of its committees were held throughout the year to receive updates and deal with time-critical matters. There was one additional Board meeting held in 2025, compared to five in 2024. There were also two strategy sessions with executive management in 2025. Details of ad hoc Board committee meetings in 2025 are contained in the relevant committee reports.

The Chair and non-executive directors met without the executive directors present at the end of each Board meeting. Led by the Senior Independent Director, the non-executive directors met in December without the Chair present to review the Chair's performance.

Board members and attendance in 2025

Director	Scheduled Board meetings attended
Rick Haythornthwaite	8 of 8
Paul Thwaite	8 of 8
Katie Murray	8 of 8
Lena Wilson	8 of 8
Frank Dangeard(1)	0 of 2
Josh Critchley(2)	1 of 1
Roisin Donnelly	8 of 8
Patrick Flynn	8 of 8
Geeta Gopalan	8 of 8
Yasmin Jetha	8 of 8
Stuart Lewis	8 of 8
Gill Whitehead	8 of 8

(1) Mr Dangeard was unable to attend two scheduled meetings owing to illness, and stepped down from the Board with effect from 23 April 2025.
(2) Mr Critchley joined the Board on 3 November 2025.

In addition to the eight scheduled meetings held, there was one ad-hoc meeting. All directors eligible to attend this meeting were present, except for Ms Donnelly who was unable to attend due to a prior commitment.

When directors are unable to attend meetings convened at short notice, for example owing to existing commitments, they receive the papers and have the opportunity to provide any feedback in advance.

At each scheduled Board meeting the directors received reports from the Chair, Board committee Chairs, Group CEO, Group CFO, Group Chief Risk Officer and other members of the executive management team, as appropriate. The CEOs of our Retail Banking, Private Banking & Wealth Management and Commercial & Institutional businesses provided updates on progress against strategy. In addition to our business CEOs, a number of other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supported succession planning. The Board also welcomed external presenters and advisers to Board meetings, which provided useful insights and perspectives.

Board evolution action plan – refreshing our governance operating model

Our Board evolution action plan, as described on page 102, led to a range of enhancements to the way our Board and Board committees operated in 2025. These included:

- A comprehensive review of Board and committee oversight responsibilities, led by the Board and which resulted in a re-balancing of those oversight responsibilities to support the Board's strategic focus. This review identified opportunities to redirect oversight of operational, compliance, and regulatory matters to relevant Board committees, ensuring a greater degree of rigour in these areas. The changes were designed to create time and capacity at Board level to strengthen focus on strategic priorities, including ESG, Consumer Duty, and organisational development and culture.
- A governance simplification review undertaken at Board committee level which resulted in additional steps being taken to rationalise Board committee oversight responsibilities where appropriate.
- A detailed analysis of Board and Board committee time allocation during 2024, which provided additional data and insights into how Board and Board committee agenda and discussion time had previously been spent and which informed 2025 actions and forward planning.
- Continuing to bring a range of external perspectives into the boardroom aligned to the Board's areas of strategic focus, through dedicated guest dinner sessions and strategic agenda items at Board meetings.
- Supporting a culture of collaboration and collegiality through the introduction of NED only breakfast meetings, regular Chair and NED 1:1s and Board dinners, which offered an opportunity for more informal conversations. In addition, the March Board dinner discussion focused on the 'tone from the top' culture and behaviours the Board wished to demonstrate to management and the wider organisation.
- Sharpening the Board's strategic focus on performance management oversight through the use of a performance dashboard, which includes Key Performance Indicators (KPIs) and Key Results (KRs).
- Refreshing our approach to forward agenda planning to reflect and embed the Board evolution themes, including a detailed three-month look ahead planner (prepared on a rolling basis) and a longer term eighteen-month high level agenda planner.

As part of the 2025 Board effectiveness review, directors were invited to share their feedback on the Board evolution actions taken during 2025. Directors observed that the Board had made meaningful progress in strengthening governance and strategic focus with reference to the re-balancing of Board and Board committee agendas, streamlining meetings and establishing the new Group Technology, Innovation and Simplification Committee in particular. Opportunities were noted to continue supporting team cohesion and structured Board learning.

→ **For further information on the 2025 Board effectiveness review, see pages 119 to 121.**

Board committee and attendance information can be found in the relevant Board committee reports. During 2025, the Group Chair attended all Group Nominations and Governance Committee meetings as Chair, and all other Board committee meetings as an observer.

Principal areas of Board focus in 2025

Strengthening Board expertise; Enhancing strategic engagement; Improving Board dynamics; Sharpening ESG focus; Leveraging data and analytics

Theme	Principal areas of focus	Outcomes
Purpose and strategy	Having approved the refreshed strategy and purpose in 2024, the Board's focus in 2025 was on oversight of management's execution of the strategy and embedding the purpose across NatWest Group. Sentiment towards NatWest Group's purpose was measured via our 2025 colleague survey, Our View, the results of which were considered by the Board in June and December. Throughout 2025, the Board held a series of dedicated sessions to consider key elements of the strategy, revisiting important topics such as the evolving ESG landscape, sustainability and our climate ambition and targets, and developments in digital assets. The Board also undertook further work on Private Banking & Wealth Management strategy, the regional strategy in India, regulatory priorities and inorganic growth opportunities.	The Board confirmed its support for the proposed Private Banking & Wealth Management strategy, noting alignment with the previously agreed wider NatWest Group strategy. → **Further information on Board oversight of purpose and strategy can be found on page 116.**
Culture	To support the new performance culture, a core behaviours framework was proposed by management and considered by the Board in February 2025. The Board considered the evolution of the performance culture and operating system, drawing on extensive colleague consultations and leadership workshops. The Board approved a framework focused on empowering colleagues with clear accountability around customer-centred outcomes and shared team objectives, with an operating model emphasising collaboration, capability building and effective prioritisation, whilst fostering behaviours that support adaptability, continuous improvement and enhanced customer focus.	The Board approved the new core behaviours framework. → **Further information on Board oversight of culture can be found on page 116.**
Stakeholder engagement	The Board confirmed its key stakeholders for the year in February 2025, and undertook engagement with them throughout the year. The agreed stakeholders were: investors, customers, colleagues, communities, regulators and suppliers, and engagement ranged from roundtable discussions to visits and participation in events.	The Board's visit to Birmingham in September 2025 provided a range of opportunities to meet with stakeholders and understand their views. For further information, see page 112. The Board participated in a dedicated strategic partner session with two of NatWest Group's principal technology and transformation partners, receiving external insight on industry trends and leading practice in data, digital and AI enabled banking. The Board held investor roundtable discussions with major institutional shareholders. Directors discussed NatWest Group's financial performance, strategic priorities, capital distribution and ESG matters, gaining valuable feedback on market expectations and perspectives to inform Board decision-making. → **Further details on the Board's engagement with stakeholders are available on pages 117 to 118, and the section 172(1) statement on pages 36 to 37 describes how stakeholders were considered in relation to principal decisions.**

Link to Board evolution actions

- Strengthening Board expertise
- Enhancing strategic engagement
- Improving Board dynamics
- Sharpening ESG focus
- Leveraging data and analytics

Principal areas of Board focus in 2025 continued

Theme	Principal areas of focus	Outcomes
Customers	The Board maintained a strong emphasis on delivering good outcomes for customers while ensuring robust oversight of performance management. Regular performance management spotlights covered a wide range of topics, including customer experience, the onboarding process, mortgage markets and cross-franchise deposits. These were complemented by business updates, including Private Banking & Wealth Management and Corporate & Institutional Banking, which provided deeper insight into business performance and customer propositions in those areas. In December, the Board received a detailed update on the migration of Sainsbury's Bank customers to NatWest Group, which represented a significant milestone for the Retail Banking business. The Board reviewed customer experience metrics from the migration and discussed lessons learned to inform future integration activity and ongoing customer engagement. The Board also had an opportunity to meet customers during the regional visit to Birmingham and directors heard first hand how colleagues support customers via call listening exercises.	The focus on performance management spotlights and business-led strategic reviews throughout the year ensured customer outcomes remained central to Board deliberations and deepened its understanding of customer priorities and behaviours. The Board approved the Consumer Duty 'point in time submission' prior to regulatory submission. → **Further information on Board engagement with customers can be found on page 117.**
Risk and controls	The Group Risk Report was presented at each Board meeting. The Board undertook a fire drill exercise in relation to Operational Resilience, Recovery and Resolution in March 2025. This was an opportunity to deepen understanding of the processes that would be followed and implemented during an operational resilience scenario that could progress to recovery and subsequently resolution. The Board considered the external geopolitical environment in June 2025, seeking to understand how changes in the macro-economy might impact the bank and its customers in both the short and longer term. Following widely publicised cyberattacks impacting other companies during 2025, the Board received a management update on root cause analysis and the robust internal mitigations and ongoing scenario testing in place to manage the potential impact of such attacks on NatWest Group's infrastructure.	The Board gained first-hand experience of the key areas of consideration it would be required to undertake in a live recovery and resolution scenario. During a wash up discussion, learnings were identified to ensure management and directors were best placed to tackle future fire drills or live situations. The Board approved the Operational Resilience Self-Assessment. The Board approved the enterprise-wide risk management framework and approved the annual refresh of risk appetite. The Board received appropriate assurances as to the bank's cybersecurity framework and that of its strategic partners.
Financial	Reports from the Group Chief Financial Officer were presented at each Board meeting. In addition to quarterly financial results, the Board reviewed the NatWest Group plc 2024 Annual Report and Accounts and associated documents, and the NatWest Group plc 2024 Sustainability report. Business performance metrics, including Risk Weight Assets management, were regularly considered, and the 2026 Budget was reviewed following scenario analysis. In October, the Board undertook a focused review of NatWest Group's CET1 capital target, considering regulatory changes, peer benchmarks, and stakeholder feedback. Directors discussed the rationale for revising the target, ensuring robust capital buffers and supporting shareholder value, with further engagement planned ahead of finalising external guidance.	The Board approved the 2026 Budget, interim and full year dividends, and quarterly and full year results disclosures and associated documents.

Link to Board evolution actions

- Strengthening Board expertise
- Enhancing strategic engagement
- Improving Board dynamics
- Sharpening ESG focus
- Leveraging data and analytics

Principal areas of Board focus in 2025 continued

Theme	Principal areas of focus	Outcomes
Legal, regulatory and governance	The Board considered a range of legal, regulatory and governance matters in 2025, which were both routine and ad hoc in nature. The Board considered Board composition and succession plans, the 2025 Board skills matrix and new director appointments, following recommendations from the Group Nominations and Governance Committee. Under the Board evolution action plan, the Board considered opportunities to refresh the Board and committee governance operating model to ensure the appropriate allocation of responsibilities and create time for the Board to focus on strategic items. The Board also reviewed and approved key governance documents relating to non-executive directors' independence, NatWest Group's corporate governance policy and updated guidance associated with directors' gifts and hospitality, travel and accommodation. Consideration was given to directors' external appointments and proposed changes to the structure and membership of the executive management team during the year. The outputs of the FCA's firmwide evaluation (FEL) and the PRA's periodic summary meeting (PSM) were presented to the Board in April and July respectively. The Board considered and approved the evolution of the Group Sustainable Banking Committee (SBC) into the Group Technology, Innovation & Simplification Committee (TISC), strengthening Board oversight and challenge on NatWest Group's use of technology, data and innovation to support strategic ambitions, market agility and customer engagement. As part of this transition, responsibilities for sustainability and ESG matters were reallocated to the Board to ensure continued focus on these priorities. The Board also reviewed the NatWest Group plc 2024 Statement of Modern Slavery and Human Trafficking, reaffirming NatWest Group's commitment to ethical business practices and transparency in the supply chain. The statement sets out the actions taken during the relevant year to identify, mitigate and address modern slavery and human trafficking, and demonstrates NatWest Group's ongoing efforts to uphold the highest standards of responsibility across its operations.	The Board approved the 2025 Board skills matrix and the appointment of Josh Critchley as an independent non-executive director. The Board approved certain delegations and updates to its terms of reference and those of its committees, to ensure appropriate governance parameters were in place following implementation of changes to the governance operating model. → **Further details of changes made to the governance operating model can be found on page 108.** The Board approved external appointments for Ms Gopalan, Mr Haythornthwaite and Ms Whitehead during the year. The points raised in the regulatory letters were noted and progressed by management and tracked by the Board and its committees. The Board approved the Group Technology, Innovation & Simplification Committee Terms of Reference. The Board approved the NatWest Group plc 2024 Statement of Modern Slavery and Human Trafficking.

Regular reports

(provided to every scheduled meeting unless otherwise stated)

- Reports by the Group Chair and CEO
- Board committee Chair updates
- Strategic business spotlights
- Performance management updates
- Group Risk Report
- Consumer Duty Board Champion updates (bi-annual)
- Colleague Advisory Panel reports (bi-annual)

Link to Board evolution actions

- Strengthening Board expertise
- Enhancing strategic engagement
- Improving Board dynamics
- Sharpening ESG focus
- Leveraging data and analytics

Principal areas of Board focus in 2025 continued

Spotlight

Board visit to Birmingham

Enhancing strategic engagement. Sharpening ESG focus.

An important element of the Board's ongoing development is the regional visits undertaken each year. In September, directors visited Birmingham and the West Midlands, where they met clients, colleagues and local stakeholders.

Through direct conversations with commercial customers, the Board gained valuable insights into their banking relationships, the challenges and opportunities presented by the macroeconomic environment, and how the bank can best support them in future. These perspectives inform broader strategic discussions and help ensure the Board maintains a strong customer focus.

The visit included a tour of a local branch to observe how retail customers are served and to hear from colleagues about their experiences.

The Board met a diverse group of colleagues during the visit, including graduates, apprentices, and teams from Retail Banking, C&I, and Digital X. These conversations provided valuable two-way dialogue, enabling the Board to deepen its understanding of the issues that matter most to colleagues.

A reverse pitch at one of our accelerator hubs, and a lunch with a selection of local stakeholders, highlighted NatWest's impact on the community, including support for new and established businesses and engagement with civic groups promoting regional growth.

The Board also explored digital innovations across the bank, recognising the importance of leveraging new technologies, including AI, to enhance service for both colleagues and customers.


VATION

Enhancing directors' skills and knowledge

Strengthening Board expertise

The Chief Governance Officer and Company Secretary supports director training and professional development by curating an annual schedule of training sessions and deep dives into areas of interest and relevance. As envisaged by the 2025 Board evolution action plan, this annual schedule was supplemented by a suite of online learning resources and optional reading materials made available through a dedicated Teams channel for directors, which was refreshed periodically throughout the year. During 2025 directors had the opportunity to enhance their skills and knowledge on a range of relevant topics, as set out below:

Topic	Considerations
Operational Resilience, Recovery and Resolution	The Board took part in a comprehensive operational resilience 'fire drill' exercise, simulating a severe disruption scenario. Directors worked through the escalation from operational incident to recovery and resolution, considering regulatory expectations, impact tolerances, and the practical challenges of crisis management. The session enhanced the Board's understanding of its role in resilience and informed future crisis preparedness.
Digital assets	During the year, the Board received a series of updates and education sessions on digital assets, including a teach-in from an external expert. Directors explored the evolving landscape of stablecoins, tokenised deposits, and central bank digital currencies, as well as the differing regulatory approaches internationally. The Board also considered opportunities and risks for NatWest Group, the importance of industry collaboration and partnerships, and the need to build foundational capabilities to respond to future developments in digital assets.
Climate	The Board's annual climate training spotlight featured external perspectives on UK energy policy and clean power initiatives. Directors discussed the evolving policy landscape, challenges and opportunities in supporting the UK's transition to net zero. Directors also considered how NatWest Group can enable customer decarbonisation through financing and advisory support and the importance of embedding sustainability at the core of NatWest Group's strategy and operations.
Financial crime	The Board participated in tailored training on the dynamic financial crime landscape and shifting regulatory expectations, including the introduction of the 'Failure to Prevent Fraud' offence. The training explored NatWest Group's risk appetite, control frameworks, and recent enforcement trends, while underscoring the Board's critical role in setting the tone from the top, maintaining robust oversight, and championing a culture of integrity. Directors were also encouraged to advocate for cross-sector collaboration and public-private partnerships to strengthen our defences against financial crime.
Client Assets (CASS)	Directors reviewed online training materials aimed at supporting a positive bank-wide CASS culture. The training, which was also offered to colleagues across NatWest Group, aimed to support a culture focused on protecting client assets and managing the risks associated with handling client assets. As well as supporting compliance with regulatory obligations, the training also sought to enable effective identification and management of CASS issues and risks by increasing knowledge and awareness of CASS at all levels of the organisation.
Models	The Board received training on regulatory expectations for model risk management under PRA SS1/23. The session covered NatWest Group's approach to governance, risk appetite, and oversight of material models, including credit and operational risk models, reinforcing directors' responsibilities in relation to challenge and informed decision-making.

Spotlight

New NED induction

Each new non-executive director receives a formal induction on joining the Board, which is coordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned.

This includes meetings with directors and senior management, and visits to NatWest Group's major business and functions. Meetings with external auditors, legal counsel and other stakeholders are also arranged as appropriate. New NEDs also receive a copy of our non-executive director handbook which contains information on our corporate structure, governance framework and Board policies and processes.

The enhanced approach to Board skills assessment we adopted in 2024 has enabled us to identify targeted focus areas for new NEDs' induction programmes following preparation of a 'heat map' drawing upon the individual's self assessment of their skills, aligned to our pre-agreed skills criteria.

→ **Further information on our Board skills assessment process can be found on page 103.**

Subsidiary governance and ring-fencing

Subsidiary governance and ring-fencing

NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH Ltd) is the holding company for our ring-fenced operations, which include our Retail Banking and Private Banking & Wealth Management segments and certain aspects of our Commercial & Institutional business. A common board structure is operated such that the directors of NWH Ltd are also directors of The Royal Bank of Scotland plc (RBS plc) and National Westminster Bank Plc (NWB Plc). Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently.

An integral part of NatWest Group's governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the Boards, and Board committees, of the NWH Sub Group. They are Francesca Barnes, Karin Cook and Mark Rennison. Francesca Barnes assumed the role of Senior Independent Director of the NWH Sub Group Boards on 1 March 2025, succeeding Ian Cormack, who subsequently stepped down from the NWH Sub Group Boards on 4 May 2025. Karin Cook joined the NWH Sub Group Boards as an independent non-executive director on 5 May 2025.

The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. They attend NatWest Group plc Board and relevant Board committee meetings as observers. Our DINEDs play a critical role in NatWest Group's ring-fencing governance structure and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group's governance arrangements, including the ability of each Board to take decisions independently.

The DINEDs also have an enhanced role in managing any material conflicts which may arise between the interests of the NWH Sub Group and other members of NatWest Group.

Principal subsidiaries of NatWest Group include Coutts & Co, NatWest Markets Plc and The Royal Bank of Scotland International Limited. Matters from the subsidiaries are principally escalated through the management reporting line and regular engagement between directors of NatWest Group plc and the subsidiaries.

Francesca Barnes

(NWH Sub Group)
Senior Independent Director and Double independent non-executive director



Date of appointment: 1 May 2018

Francesca has a wealth of banking and private equity experience gained through an extensive executive career which included roles with Chase Manhattan Bank and UBS Investment Bank. She also previously served on the Board of Coutts & Co.

Francesca is currently a non-executive director of HarbourVest Private Equity Limited and of Capvis Private Equity and a member of the Advisory Board of Abundance Investment Limited.

Karin Cook

(NWH Sub Group)
Double independent non-executive director



Date of appointment: 5 May 2025

Karin has a broad mix of financial services experience, including retail, commercial and investment banking as well as financial advice, wealth management and insurance. With 35 years' experience in banking and wealth management, Karin was Chief Operating Officer of Quilter plc, an integrated wealth management company from 2019 until 2024. Previously, she was Director of Operations for Lloyds Banking Group, and spent her earlier career in various operational roles at HSBC, Morgan Stanley and Goldman Sachs.

Karin is currently a non-executive director of Phoenix Group Holdings plc and Chair of its subsidiary, SunLife Limited.

Mark Rennison

(NWH Sub Group)
Double independent non-executive director



Date of appointment: 1 September 2023

Mark has extensive retail banking and financial services expertise, alongside broad experience at board and committee level. As a Chartered Accountant and with 12 years' experience on the Board of Nationwide as CFO, Mark brings a blend of technical knowledge and a deep understanding of the financial services sector. From 2020 to 2023, he was an independent non-executive director of TSB and Chair of the Audit Committee from 2021 to 2023.

Mark was appointed as an independent non-executive director of Coutts & Co on 27 October 2025. He is also Senior Independent Director, and Risk and Capital Committee Chair, of The Royal London Mutual Insurance Society Limited.

→ Further information on subsidiary governance can be found in the N&G report on pages 122 to 123.

Key Board policies and processes

External appointments and time commitment

In accordance with the Code, non-executive directors are expected to allocate sufficient time to the company to discharge their responsibilities effectively and to devote such time as is necessary to fulfil their role. Our executive directors do not hold more than one non-executive directorship in a FTSE 100 company or other significant appointment.

The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Before any appointment, significant commitments are disclosed with an indication of the time involved. After appointment to the Board, any new external appointments require prior approval. Time commitment is also considered during non-executive directors' year-end review meetings with the Chair, in the context of directors' performance and contribution to the Board.

Board papers relating to new director appointments or proposed additional external appointments for existing directors include details of the individual's full portfolio and anticipated time commitment for the external role(s) under consideration. They also include a reminder of applicable limits on the number of directorships which may be held, and relevant proxy adviser and investor guidance. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment.

During 2025, the Board approved the appointment of Mr Critchley to the Board and additional appointments taken on by Ms Gopalan, Mr Haythornthwaite and Ms Whitehead were also approved. In each case, the Board noted there would be no material impact on the time commitment required for their respective NatWest Group roles and authorised any situational conflicts of interest which had been notified, under the process described below.

→ **Details of current external appointments can be found on pages 96 to 98 and at natwestgroup.com.**

Conflicts of interest

Our directors' conflicts of interest policy ensures that directors understand their fiduciary duties in respect of conflicts of interest and sets out the procedures for the effective identification, management and disclosure of actual or potential conflicts of interest. It also sets out the process for authorising certain conflicts.

Directors are required to notify the Board of any situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company's Articles of Association. The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process.

Details of all directors' conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board.

Independence

Non-executive director independence and individual directors' continuing contribution to the company are considered by the Board, with support from the Group Nominations and Governance Committee at least annually, and when new non-executive directors are appointed. The Board considers that the Chair, Rick Haythornthwaite, was independent on appointment and that all current non-executive directors are independent, for the purposes of the Code.

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary.

As part of the 2025 Board effectiveness review, directors provided feedback and suggested ways to improve Board and committee papers further. Further details on the review findings and proposed actions to be taken on this topic can be found on pages 119 to 121.

External advice is provided to the Board as required. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Board oversight of purpose, strategy and culture

Enhancing strategic engagement; Leveraging data and analytics

The Board is responsible for establishing NatWest Group's purpose. In September 2024 the Board approved NatWest Group's purpose statement – 'The bank that turns possibilities into progress'.

The Board also sets NatWest Group's strategic direction and oversees the execution of its strategy. Following a series of dedicated strategy sessions in 2024, the Board formally approved the strategy in February 2025, including the three strategic priorities of disciplined growth, bank-wide simplification and active balance sheet and risk management.

In March 2025, the Board confirmed its support for a bank-wide performance management framework to underpin delivery of our purpose and strategy, including the adoption of Key Performance Indicators (KPIs) and Key Results (KRs) to help measure strategic progress.

Changes made to re-balance Board and Board committee agendas helped to ensure sufficient time on the Board agenda for broader considerations, with dedicated sessions on Private Banking & Wealth Management and NatWest India strategy.

The Board considered the Private Banking & Wealth Management strategy twice in 2025. In April, the Board considered evolving issues within the UK wealth landscape and discussed potential participation choices in terms of segments and propositions. A dedicated strategy session in June focused on three topics for deeper discussion, with a strong focus on customers and clients, as well as external perspectives. Non-executive directors confirmed their support for the proposed Private Banking & Wealth Management strategy, noting its alignment with broader NatWest Group strategy.

In July, the Board discussed NatWest's strategy in India, noting its strong operational and technology presence within NatWest Group. Directors considered potential opportunities to enhance efficiency using automation and artificial intelligence (AI), and how cultural shifts would further support enhanced customer centricity. Directors noted the value of continuing to attract top engineering talent, and ensuring that India's role remained integrated with NatWest Group's future strategic plans.

The Board also welcomed the changes made by the CEO in October to reshape the Group Executive Committee and accelerate the shift towards becoming a more customer-focused organisation, with enabling functions aligned more closely to our businesses and customer needs. The Board recognises these changes present the opportunity to increase customer centricity, empowerment and decision velocity, and to accelerate the delivery of value through technology, data and AI, supporting our ambition to build a simpler, more agile bank.

→ **Further information on NatWest Group's strategy and progress made against our 2025 strategic priorities can be found in the Strategic report.**

The Board leads the development of NatWest Group's culture, behaviours and standards and is responsible for assessing and monitoring culture and how culture is being embedded.

These responsibilities have been fulfilled in several ways in 2025 (as detailed in the table opposite), supported by the implementation of NatWest Group's new core behavioural framework which is aligned with and supports our purpose, strategy, ambition and customer-focused performance culture.

Board reporting on culture in 2025

What did the Board receive?	Areas of focus and outcomes
New core behavioural framework	In February, the Board approved the new core behavioural framework. Following the refresh of our purpose, strategy, ambition and performance culture, the new framework consolidated previous colleague frameworks into a single set of action-oriented behaviours under the 'Winning Together' banner. Directors welcomed the fact that the new simplified approach 'started with customers' and was relatable to all colleagues across the bank.
'Tone from the top'	At the March Board dinner, as part of a broader conversation on strategic priorities, the directors discussed the 'tone from the top' culture and behaviours they wished to demonstrate as a Board and in their interactions with executive management. The outputs from the discussion were reflected in the 2025 Board evolution action plan.
Colleague Advisory Panel reports	Feedback on discussions from Colleague Advisory Panel (CAP) meetings held in March and September were provided to the Board by the CAP Chair. Topics included executive remuneration and the wider workforce, the new core behavioural framework, financial crime strategy and the launch of the new global recognition platform 'Recognise'.
Performance management framework	In March, the Board reviewed how the performance management framework supports the delivery of NatWest Group's purpose, strategy, and financial plan. This included the introduction of Key Results for franchises and functions to align with agreed KPIs, enabling the tracking of strategic implementation and fostering the desired cultural change.
Performance culture and operating systems	In June, directors received an update on initial work underway to explore how the bank's customer-focused performance culture could be enhanced by being more customer-focused, empowering those closest to the customer, speeding up decision making and putting decisions closer to those serving customers; alongside accelerating the journey to have a simpler operating system, powered by technology, AI and data; all in service of our customers.
Consumer Duty assessment	In July, the Board approved the Consumer Duty assessment, noting the role culture played in further embedding. Offering products such as the family-backed mortgage proposition and focus on the bereavement journey demonstrated the bank's dedication to prioritising good customer outcomes.
Colleague survey results	In June and December, the Board considered the results of our 2025 colleague survey, Our View (which had been conducted in April and September). Colleagues had responded to questions across the whole colleague experience including purposeful leadership, performance culture, building a simpler bank, wellbeing and ways of working, and risk, conduct and ethics.
Culture assessment report	In July, the Board received a Culture assessment report on progress across metrics linked to performance culture, ethics, conduct, and compliance. In December, it was noted that from 2026, an enterprise-wide culture plan focused on customer performance would be reflected in the future approach for assessing culture.

How the Board engaged with stakeholders

Enhancing strategic engagement

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually.

For 2025, the key stakeholder groups remained investors, customers, colleagues, communities, regulators and suppliers.

The Board's agenda and engagement plans were structured to enhance its understanding of stakeholders' views and interests. This in turn has informed Board discussions and decision-making. The Chair also provided regular updates to the Board on meetings with regulators, key stakeholders and other relevant bodies including clients, financial institutions, advisers, and government representatives.

Our section 172(1) statement on pages 36 to 37 describes how stakeholder interests have been considered in Board discussions and decision-making, including principal decisions.

In addition to the examples highlighted in the Strategic report, the Board engaged with the views and interests of stakeholders in a variety of other ways, as described in further detail in this section.

Investors

How the Board engaged

The Board engaged with a range of investors throughout the year. In addition to receiving regular updates on investor activity and share price performance, directors had the opportunity to engage with private shareholders at a virtual shareholder event and in person at the Annual General Meeting. In December, the Board held dedicated roundtable discussions with representatives of some of its largest institutional shareholders. These sessions enabled valuable dialogue, with investors sharing their investment strategies, perspectives on NatWest's performance relative to peers, and feedback on NatWest Group's strategic direction. Directors asked questions and gained direct insight into investor priorities and expectations. Major shareholders are also offered an annual update to cover governance and Board related matters with the NatWest Group Chair. During the time that UKGI managed HMT's stake in NatWest, UKGI representatives also had the opportunity to meet Board committee Chairs bilaterally to support it in discharging its stewardship responsibilities. The Chair of the Group Performance and Remuneration Committee wrote to a number of NatWest Group's largest institutional shareholders, proxy advisers and the UK regulators in late 2025 to discuss our approach to remuneration for the year and updated the Board on those discussions. Shareholder feedback was positive and supported the finalisation of the 2026 Performance Share Plan scorecard.

Outcome of engagement

Direct and indirect engagement with both private and institutional shareholders offers directors an opportunity to understand key areas of interest. Feedback from these sessions informed the Board's external messaging, strategic priorities, and approach to future engagement. In particular, input on remuneration matters was valuable in shaping NatWest Group's approach in this area.

Customers

How the Board engaged

The Board met with a range of retail and commercial customers during the year. At onsite meetings with commercial clients during the Board's visit to Birmingham, discussions centred on the opportunities their banking relationship offered, as well as the broader macroeconomic environment and external threats such as cyberattacks. Participation in customer call listening exercises during a visit to a local branch allowed directors to gain insights into retail customers' experiences and how colleagues supported their needs.

The Board also received management updates on customer engagement activity and sentiment, including Competition and Markets Authority survey results and Net Promoter Scores. In December, the Board received a summary of customer complaints, noting a modest increase in volumes compared to 2024. Key drivers included social media influence, claims management company activity, and industry-wide trends such as fraud and scams. The Board reviewed management's actions to address these issues, including the use of new technology and a focus on removing pain points from customer journeys. These insights informed the Board's oversight of customer experience and operational improvements.

During discussions with the Regional Board Chairs, the directors discussed customer priorities and how the growth agenda could be supported in the regions.

Outcome of engagement

The information gathered through these engagements and management updates informed broader strategic discussions at Board level. The Board's oversight of complaints data and management's response has helped shape NatWest Group's ongoing focus on customer experience, operational excellence and the use of technology to deliver better outcomes for customers.

How the board engaged with stakeholders continued

Colleagues

How the Board engaged

The Board undertook a variety of direct and indirect engagement activities with colleagues in 2025. Directors met with a range of colleagues, including graduates, apprentices, digital champions, branch colleagues and relationship managers. Discussions during talent sessions were focused on the impact of AI and the opportunities it presents. Throughout 2025, the Board received regular updates on colleague matters, including specifically on the subject of the bank's operating system as a vital driver of improvements in customer-focused performance. The results of our 2025 colleague survey, Our View, were also shared with the Board.

Our Colleague Advisory Panel

Under Provision 5 of the Code, we have adopted a formal workforce advisory panel as our chosen method of engagement with the workforce. NatWest Group's Colleague Advisory Panel (CAP) was set up in 2018 and is currently chaired by Roisin Donnelly, one of our non-executive directors. Each CAP meeting is attended by at least two other directors, and afterwards Ms Donnelly reports to the Board on CAP discussions and colleague sentiment. The CAP met twice in 2025 and topics of discussion included executive remuneration and the wider workforce, the new core behavioural framework, financial crime strategy and an update on recognition, including the new global Recognise platform.

Outcome of engagement

The CAP promotes colleague voice in the boardroom, providing a forum for colleagues to engage directly with the Board on topics which are important to them and supporting effective two-way dialogue between colleagues and Board members. CAP updates to the Board provided an overview of CAP discussions on the topics referred to above, together with a summary of Q&As arising from the CAP meeting,

→ **Further information on the CAP, including its membership composition and engagement activity on remuneration matters during 2025, can be found in the Directors' remuneration report on page 147.**

Communities

How the Board engaged

Throughout the year the Board considered ESG matters and the impact of the bank on the communities in which it operates. During the regional visit to Birmingham, directors met with community leaders and representatives from local organisations to discuss the bank's role in supporting economic growth, financial inclusion, and social mobility in the region. The Board also held a Regional Board Chairs dinner in June, which provided a valuable forum for discussing the needs and priorities of customers across different communities.

The conversation centred on how the bank could better support local customers and promote the UK Government's growth agenda in the regions, with Regional Board Chairs sharing insights from their own communities.

Outcome of engagement

Through the various engagement opportunities the Board deepened its knowledge of local challenges and opportunities in the communities in which the bank operates.

Regulators

How the Board engaged

Engagement with regulators in 2025 occurred via bilateral and collective meetings on a range of topics. Directors engaged regularly through core assurance and proactive engagement meetings with the supervisory teams at the PRA and FCA respectively. Directors also participated bilaterally in regulatory review activity when requested. Representatives of the FCA attended the Board meeting in April to discuss the content of its Firmwide Evaluation Letter (FEL). In addition, representatives of the PRA joined the Board meeting in July to present the findings from the annual Periodic Summary Meeting (PSM). During the year the Board also considered key regulatory submissions such as the Operational Resilience Self Assessment, as well as associated feedback from the PRA and FCA.

Outcome of engagement

The bilateral and collective engagement with the regulators offered opportunities to strengthen the relationship and further build understanding of each party's priorities. Following review of the FEL and PSM findings, the Board agreed how to address the action points raised and the respective responses.

Suppliers

How the Board engaged

The Board engaged with a number of strategic suppliers in 2025, supporting its oversight of major transformation programmes and the effective delivery of the long-term strategy and customer outcomes. The Board and its committees also considered third party risk management and the potential impacts of suppliers' operational resilience being compromised. At a dedicated strategic partner session with two of NatWest Group's technology partners on the bank-wide data transformation, the Board received external insight on industry trends and leading practices in data, digital and AI enabled banking. This session also provided constructive challenge on organisational decision-making pace and the cultural and capability enablers required to deploy data-driven tools and AI safely, responsibly and at scale.

Outcome of engagement

The Board noted positive evidence of accelerated data transformation emerging from the strategic partnership model announced in July 2025. The insights gained enhanced the Board's understanding of the digital, data and AI strategy and informed its oversight of investment decisions, transformation priorities, operational resilience, and development of customer driven innovations.

Board effectiveness review

Improving board dynamics; Leveraging data and analytics

In accordance with the Code, an annual review of the performance of the Board, its committees, the Chair and individual directors usually takes place annually. The review is externally facilitated every three years, with internal evaluations in the intervening years.

Our 2025 Board effectiveness review (the 2025 review) concluded that the Board and its committees are operating effectively and reaffirmed the Board's commitment to maintaining the highest standards of governance and its ambition to be recognised as a high-performing board.

The 2025 review, which was conducted internally using the BoardOutlook technology platform, provided a comprehensive assessment of Board and committee performance, strategic alignment, and opportunities for further enhancement.

The process was designed to ensure the Board remains well-positioned to steer NatWest Group through a dynamic and evolving environment, with a clear focus on long-term value creation.

2025 Board effectiveness review process

1 Objectives and scope

The 2025 review was designed to provide an objective assessment of the Board's performance and governance practices, ensuring alignment with NatWest Group's strategic ambitions. The primary objectives were to:

- Evaluate the effectiveness of the Board and its committees in supporting long-term value creation and transformation.
- Assess the quality of Board dynamics, culture, and relationships, including the interface between the Board, management, and key stakeholders.
- Identify areas of strength and opportunities for further optimisation, with a particular focus on strategic ambition, succession planning, risk oversight, and digital transformation.
- Ensure the Board's composition, skills, and processes remain fit for purpose.

The scope covered the full Board and its committees and included senior management perspectives, as well as a review of the Board's skills and committee structures.

2 Survey

The review process was facilitated using the BoardOutlook platform, which combined quantitative survey data with qualitative insights.

All directors and ExCo members and attendees were invited to complete a detailed survey covering all aspects of Board and committee effectiveness, strategic alignment, risk management, and culture.

Responses were analysed to identify areas of consensus and divergence, benchmarked against best practice, and distilled into key findings and actionable insights.

3 Presentation and review

The results were collated into a comprehensive summary report, which was shared with the Board and discussed in detail at the December Board meeting.

Following presentation of the findings, the Board held an in-depth discussion of the review's conclusions, focusing on both areas of strong performance and those requiring further attention.

These are described in further detail on page 120.

2025 Board effectiveness review findings

4

Areas of strength

- Strategic partner: The Board is seen as an active partner in shaping and supporting strategy, with major proposals brought early for input. There is strong alignment between the Board and management on strategic priorities. The strategy is clearly articulated and well understood.
- Governance and culture: The Board's culture is described as positive, energetic, and well-prepared, with directors bringing diverse perspectives and engaging in constructive challenge. The Chair's leadership is regarded as highly effective, ensuring purposeful meetings and a strong working relationship with the CEO.
- Risk management: The risk framework is mature and robust, with systematic identification and oversight of material risks. Both Board and management are confident that dissent on significant risk issues would be surfaced through established channels.
- Stakeholder engagement: Engagement with regulators, investors, and colleagues is strong, with s172 considerations embedded in Board discussions. The Board's approach to mergers and acquisitions is disciplined, and oversight of performance and ESG matters is effective.

5

Areas of focus

- Strategic ambition: The Board recognises the need for clearer articulation of strategic alternatives, scenarios, and trade-offs, particularly in the context of a rapidly changing environment.
- Board papers: While generally well-structured, there is scope to improve the timeliness and conciseness of Board and committee papers, allowing directors more time for reflection and focus on core issues.
- Management exposure: There is value in increasing systematic exposure to leaders below ExCo level, to deepen understanding of culture, capability, and succession planning.
- Customer engagement: The Board would benefit from more regular and structured direct engagement with customers, building on positive experiences from recent visits.
- External perspectives: There is a desire for more external input, systematic lessons learned, and unstructured time in agendas to explore emerging topics.
- Executive succession: While processes are in place, there is scope for greater Board visibility of the talent pipeline.
- Transformation and digital ambition: The Board is future-facing and digitally literate but seeks greater clarity and ambition around transformation objectives, options, and measures of success, especially as digital and AI initiatives scale.

6

2024 action output

Challenges identified during the 2024 Board effectiveness review, which was externally facilitated, (the 2024 review) included ensuring a unified Board culture, future Board composition, the fast-changing landscape (including cyber), the impact of culture change on the organisation, acting on 'lessons learned' and leadership development and succession planning. In relation to Board committees, the 2024 review highlighted opportunities to consider the balance of Board and committee agendas and the membership of the Group Audit Committee and the then Group Sustainable Banking Committee (now the Group Technology, Innovation and Simplification Committee), noting the single sex dynamic in both cases.

The challenges identified during the 2024 review themes were acknowledged and addressed through the development and implementation of the 2025 Board evolution action plan, the outcomes of which are signposted from page 102 and referenced throughout this Corporate governance report.

The 2025 review survey included a dedicated section on the 2025 Board evolution action plan, which received positive feedback with a small number of areas for continued focus reflected in the 2025 Board effectiveness review report.

An updated view of GAC and TISC membership can be found in the relevant committee reports.

2025 Board effectiveness review findings continued

7

2025 agreed actions

In response to the 2025 review, an action plan was agreed to address a number of immediate opportunities which had been identified.

This includes:

- A comprehensive review of Board and committee papers, to focus on timeliness, conciseness, and use of AI to enhance quality and consistency.
- Enhanced Board exposure to executive talent below ExCo level, through expanded attendance at Board meetings.
- Increased direct engagement with customers and stakeholders, including structured visits.
- Agenda time for external perspectives, lessons learned, and innovation and learning.

Progress against these actions will be monitored by the Group Nominations and Governance Committee in 2026.

8

Board committee findings and actions

The 2025 review confirmed that the Board's committee structure is appropriate and operating effectively, with strong leadership and clear agendas across each of the committees.

The Board committees are seen as stable and well-structured, with opportunities identified to further enhance effectiveness through increased use of external advisers, deep dives into emerging topics, and broader sharing of insights across the Board.

9

Individual effectiveness reviews

The Chair met each non-executive director individually to discuss their performance, continuing professional development and contribution to NatWest Group's long-term sustainable success.

Separately, the Senior Independent Director, together with the Senior Independent Director of the NWH Sub Group, sought feedback on the Chair's performance from the non-executive directors, executive directors and other key internal and external stakeholders, and discussed it with the Chair.

These discussions were supported by a structured agenda and with reference to the outputs of the 2025 Board skills assessment and a separate D360 exercise, which were also completed using the BoardOutlook technology platform.

These individual reviews concluded that each non-executive and the Chair continue to contribute positively to the long-term sustainable success of the company.

Report of the Group Nominations and Governance Committee



Members and attendance in 2025

Directors	Scheduled meetings attended
Rick Haythornthwaite (Chair)	4 of 4
Stuart Lewis	4 of 4
Lena Wilson	4 of 4
Patrick Flynn	4 of 4
Mark Seligman	1 of 1

In addition to the four scheduled meetings there were four ad hoc meetings. All directors eligible to attend ad hoc meetings were present at those meetings. Mr Seligman retired from the Board on the 31 March 2025.

Dear Shareholder,

As Chair of the Board and Chair of the Group Nominations and Governance Committee, I am pleased to present this report on the committee's activity during 2025. The committee is responsible for reviewing the Board's structure, size and composition, as well as the membership and chairs of Board committees, recommending appointments to the Board and overseeing executive succession. It also monitors NatWest Group's governance arrangements to uphold best corporate governance practices and considers developments in banking reform and analogous issues affecting NatWest Group, making recommendations to the Board for any consequential changes to NatWest Group's operating model.

Board recruitment

Board recruitment continued to be a principal area of focus during 2025 with the committee supporting comprehensive candidate searches with diversity and inclusion considerations factored into all search criteria. A data led approach was adopted for the assessment and mapping of skills to enhance the search processes and to support the monitoring of Board skills and experience. During the search processes, the committee held several discussions on potential candidates, assessing the credentials of each candidate against the results of a Board skills assessment undertaken and the qualities and capabilities set out in the role specifications agreed by the committee.

After detailed searches, the committee recommended Josh Critchley and Albert Hitchcock for appointment to the Board as non-executive directors. Albert will join on the 23 February 2026. Separately, the committee also recommended Karin Cook for appointment to the NWH Ltd board as a double-independent non-executive director.

The committee continues to oversee further recruitment activity in respect of the Board and the board of NWH Ltd.

Corporate governance framework

During 2025, the committee completed a review of corporate governance framework collateral, resulting in the launch of a revised Corporate Governance Policy with a more focused set of principles and rules to guide all colleagues and subsidiary directors making decisions. Refreshed materials were also approved to support subsidiary boards and non-executive directors, by outlining their roles and responsibilities and ways of working that support delivery of the NatWest Group strategy. Finally, the Committee approved revised terms of reference for the Boards of the principal subsidiaries, updated to reflect the new corporate governance collateral while ensuring ongoing compliance with all legal and regulatory requirements.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including N&G, was conducted internally in 2025.

→ **Further information on the review can be found on pages 119 – 121.**

Subsidiary governance

The committee continued to oversee the subsidiary governance framework and received regular updates from the principal subsidiaries on their recruitment and succession plans. Several of NatWest Group's principal subsidiaries made appointments to their boards during 2025, which the committee has approved in accordance with its terms of reference, including the appointment of Dame Anne Richards as Chair of Coutts & Co.

Principal areas of focus

- Board recruitment
- Corporate governance framework
- Subsidiary governance
- Board and committee composition
- Succession planning
- Diversity and inclusion

Korn Ferry, Heidrick & Struggles, MWM, Odgers and Spencer Stuart were engaged during the year to support NatWest Group's Board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Spencer Stuart and Korn Ferry also provide leadership advisory services to NatWest Group.

To enhance the data led review of composition and succession planning, the BoardOutlook skills assessment tool was extended to the principal subsidiaries. After the digital assessments were completed, the committee reviewed the skills matrices for Coutts & Co, RBSI and NWM, noting each board's critical and general skills to support its oversight of composition and succession planning.

I would like to thank all the committee members and attendees for their commitment and contributions in 2025 including Ian Cormack who observed committee meetings in his capacity as Senior Independent Director of NWH Ltd. On 1 March 2025 Ian was succeeded as Senior Independent Director of NWH Ltd by Francesca Barnes who observed committee meetings since then. Ian continued to observe committee meetings until he stepped down from the board of NWH Ltd in May 2025.

Rick Haythornthwaite
Chair of the Group Nominations and Governance Committee

12 February 2026

Report of the Group Nominations and Governance Committee continued

Principal areas of Group Nominations & Governance Committee focus in 2025

Theme	Principal area of committee focus	Outcomes
Board & committee composition	The committee supported the Chair in keeping the composition of the Board and its committees under regular review.	The committee supported the Chair's ongoing evolution of Board composition, and the recruitment activity outlined reflects the changes which the committee recommended. The changes to the Board and Board committees in 2025 and early 2026 are summarised on page 96.
	Composition is reviewed with reference to the skills and experience of individual directors, ensuring the Board's collective skill set remains appropriately balanced and aligned to current and future strategic priorities.	The use of the Board Skills matrix, which was completed by all of the Board, provides the committee with valuable insights for assessment of the current Board composition and enhancing the view of future skills gaps to be addressed.
	Under the Board appointment policy, non-executive directors are appointed for an initial term of three years, subject to annual re-election by shareholders.	The committee completed a term review of Roisin Donnelly's tenure, per the Board appointment policy, in December 2025 and it was recommended that Roisin serve a further three years on the Board.
Succession planning	Alongside composition, the committee reviews succession plans periodically to ensure there are contingency plans in place for successors to the Board executive directors, Board and Board committee chairs and the Senior Independent Director.	The Board and committee succession plans were reviewed and given specific focus by the committee in June 2025, with the plans monitored on a frequent basis.
	The committee holds responsibility for the oversight of executive succession within NatWest Group.	The committee continues to review executive succession planning for CEO-1 roles and received periodic updates on developments. In June 2025, the committee was briefed on an evolved approach to executive succession, including enhancements to NatWest Group's talent ecosystem designed to strengthen leadership pipelines.
Diversity & inclusion	The Board operates a boardroom inclusion policy which reflects NatWest Group's inclusion guidelines and is aligned to NatWest Group's behaviours and relevant legal or voluntary code requirements. A copy of the boardroom inclusion policy is available at natwestgroup.com. The boardroom inclusion policy ensures that the Board and the committee follow an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect, and inclusion; that all nominations and appointments are made based on individual competence, skills and expertise measured against identified objective criteria without bias, prejudice, or discrimination, and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.	Diversity and inclusion have been considered in all of the recruitment overseen by the committee and in its review of executive succession planning in 2025 and, accordingly, as of 31 December 2025, the company met: • the targets set out in UK Listing Rule 6.6.6R (9) (Board and executive management diversity) and disclosures under UK Listing Rule 6.6.6R (9) and (10) can be found on page 103; • the FTSE Women Leaders Review voluntary target of 40% women's representation on boards by the end of 2025, with 55% of the Board being women; • the FTSE Women Leaders Review recommendation (at least one woman in the Chair or Senior Independent Director roles on the Board and/or one woman in the Chief Executive Officer or Finance Director role by the end of 2025) by having a woman Senior Independent Director and a woman CFO; and • the recommendation of the Parker Review to have at least one member of the Board being from an ethnic minority background with two such directors meeting this criterion. Pages 59 to 63 contain more information on how NatWest Group is creating an inclusive workplace, including (in relation to Provision 23 of the Code) the gender balance of senior management and their direct reports.

Report of the Group Audit Committee



Members and attendance in 2025

Directors	Scheduled meetings attended
Patrick Flynn (Chair)*	5 of 5
Geeta Gopalan*	5 of 5
Stuart Lewis	5 of 5

There were no ad-hoc meetings.

* 'Financial experts' as defined in the SEC rules under the US Securities Exchange Act of 1934 (the 'Exchange Act') and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the Exchange Act and related guidance.

Dear Shareholder,

I am delighted to provide an overview of the Group Audit Committee's (the committee or GAC) activities and responsibilities throughout 2025.

Firstly, I extend my gratitude to my colleagues, Stuart Lewis and Geeta Gopalan, for their contributions to the committee. Additionally, I would like to express appreciation for the insights provided by Karin Cook and Mark Rennison, non-executive directors and members of NatWest Holdings (NWH) Audit Committee, who attend GAC meetings in an observational capacity. Additional thanks should be given to Mark Seligman, who retired from the Board and his role on GAC on 31 March 2025, and Ian Cormack who stepped down as a NWH Audit Committee member in May 2025.

The committee's fundamental role is to supervise and challenge management's approach to the preparation of financial results, as well as the disclosure of relevant financial and non-financial information. This oversight encompasses the evaluation of the application of accounting policies, the scrutiny of internal control standards related to financial reporting and accounting, and their effectiveness, and the review of quarterly disclosures prior to release.

During 2025, the committee's most significant areas of focus included the adequacy of provision in respect of expected credit loss (ECL), the robustness of the control environment (including preparation for enhanced Code requirements applicable from 1 January 2026), and enhanced oversight of non-financial reporting. Further details can be found in the tables on the following pages.

Whistleblowing

In my role as whistleblowers' champion for NatWest Group, I receive regular updates on the effectiveness of the whistleblowing framework, prevalent themes in reports submitted by colleagues through the systems, and the tracking of outcomes from the most significant cases. The committee is responsible for supervising the independence, autonomy, and effectiveness of NatWest Group's whistleblowing policies and procedures. There is a suitable dissemination of information to the principal subsidiaries to ensure a cohesive approach across NatWest Group.

Internal and External Audit Oversight

Throughout 2025, the committee maintained oversight of the external auditor and the Internal Audit function. Formal evaluations were conducted at year-end through an internal process, and the committee reviewed synopses of the feedback provided by relevant stakeholders. Additional details regarding the oversight provided can be located in the tables on the following pages.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including the GAC, was conducted internally in 2025. Further information on the review can be found on pages 119 to 121.

Patrick Flynn
Chair of the Group Audit Committee

12 February 2026

Principal areas of focus

- Systems of Internal Control (financial management, reporting, and accounting issues)
- Financial and non-financial reporting, including significant judgements and estimates
- Oversight of internal and external audit

Report of the Group Audit Committee continued

Systems of internal control

The committee placed significant emphasis on the internal control systems concerning financial management, reporting, and accounting issues. Throughout 2025, it received regular reports on this and assessed the effectiveness and efficiency of NatWest Group's internal control systems, encompassing any notable deficiencies or shortcomings.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Sarbanes-Oxley Act of 2002	To consider compliance with section 404 of the Sarbanes-Oxley Act of 2002.	The committee received periodic updates on the bank's internal controls over financial reporting throughout 2025, enabling ongoing monitoring of progress and providing support for management's year-end conclusions. This included updates from management regarding control deficiencies that emerged during the year, and confirmation that there were no significant deficiencies or material weaknesses identified. The committee maintained oversight of the plans and transition toward more automated preventive key controls. Furthermore, regular updates from EY regarding their assessment of the Sarbanes-Oxley Act compliance and the status and rating of control matters were also provided. The approach to the assessment of the controls in respect of the business acquired from Sainsbury's Bank was overseen, including temporary controls implemented during the migration process. The committee was pleased that full customer migration was achieved prior to the end of the financial year.
Regulatory and financial returns	To assess the controls and procedures implemented by management for adherence to regulatory and financial reporting standards.	As part of management's ongoing work to strengthen the financial reporting control environment, the committee continued to oversee delivery against the findings of the industry-wide skilled person's review of regulatory returns. Significant progress was made during 2025, with remediation of a substantial number of issues, and the committee continue to monitor completion of the remaining actions.
Control environment	To evaluate the control environment ratings of the businesses, functions, and significant subsidiaries, and to assess management's efforts in preserving or enhancing the control environment in respect of financial management, reporting and accounting.	The committee noted that the overall control environment retained its 'met' rating during 2025, driven by further improvements in the control environment. The committee noted progress achieved to reduce the percentage of controls which failed validation testing by Internal Audit following a focus on improving business control ownership. In addition, the committee also noted a greater than 50% reduction in the level of unremediated significant audit findings. Quarterly reports were received from the chairs of audit committees of material regulated subsidiaries, providing oversight of material risk and control matters and a channel for escalation of issues. Throughout the year, the GAC Chair held quarterly meetings with the Chairs of the subsidiary audit committee meetings to facilitate consistency and to share key themes discussed.
Other standards of control	In addition, the committee receives regular updates on matters pertinent to NatWest Group's standards of internal control.	The committee received an update on the bank's tax position and discussed matters including tax provisioning levels, significant provided and unprovided tax risks and deferred tax assets. For deferred tax, this considered sustainable profitability, the period of assessment, and changes against previous estimates. The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council. For preparations for the new Code requirements which are effective from 1 January 2026 please see page 124.

Report of the Group Audit Committee continued

Financial and non-financial reporting

The GAC evaluated various accounting judgements and reporting matters during the development of NatWest Group's financial reporting in 2025. The committee examined the quarterly, interim, and annual results announcements, the annual reporting suite, and other key financial and non-financial publications for submission to Board for approval. This encompassed climate and sustainability-related disclosures incorporated into the annual results and climate transition plan report, with attention given to the controls governing the formulation of these publications.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Expected credit losses	To scrutinise and question management's assessments regarding credit impairments and the fundamental assumptions, methodologies, and models utilised, as well as any necessary post-model adjustments (PMAs). The influence of macroeconomic risks on the credit landscape was also discussed.	The GAC discussed management assumptions, methodologies, and PMAs used for provisions under IFRS 9. There was macroeconomic volatility with sector-specific risks, which were reflected in PMAs and scenario weights. The PMAs underwent quarterly review to ensure their appropriateness and accurate reflection of judgements, models, and data. The committee plans to maintain its scrutiny of PMAs in 2026. Overall, the committee determined that while models are a fundamental component of IFRS 9, they are unable to encompass all potential scenarios, particularly those not observed in the recent past. The GAC emphasised the continued importance of exercising judgement in establishing these provisions, with PMAs serving as a critical tool in facilitating this process.
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC examined evidence of NatWest Group's capital, liquidity, and funding position, and assessed the framework supporting the evaluation of principal risks. The committee evaluated NatWest Group's outlook in this context, the identified principal and emerging threats (including climate risk), and the ongoing macroeconomic developments, such as the impact of tariffs and international developments. FRC guidance was integrated into the formulation of the viability statement for NatWest Group. The committee endorsed both the going concern assessment and viability statement for submission to the Board.
Fair, balanced and understandable	To oversee the review process which supports the committee and Board in concluding that the disclosures in the Annual Report and Accounts and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The committee supervised the review procedure for the year-end disclosures, encompassing central oversight and coordination of the Annual Report and Accounts and other disclosures managed by the Finance function. The documents were reviewed by the Executive Disclosure Committee before being considered by the GAC and underwent a management certification process for the year-end reporting suite. The committee assessed whether the annual, interim, and quarterly disclosures adhered to the requirements of the UK Corporate Governance Code, ensuring they were deemed to be 'fair, balanced, and understandable'. It consistently determined that the releases met the necessary criteria. The external auditor also examined the statement as part of the year-end processes and endorsed NatWest Group's position. The committee received quarterly reports in respect of the application of accounting policies, the most significant accounting judgements and estimates and received a summary from management which outlines why the reporting suite taken as a whole is considered to be fair, balanced and understandable.
Non-financial reporting	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the sustainability review chapter of the annual results and a separate climate transition plan report.	The committee oversaw the ongoing enhancement of the sustainability reporting control framework, which underpins non-financial disclosures. The GAC deliberated on and provided input regarding the sustainability review chapter in the Annual Report and Accounts. There were developments in preparation for compliance with new standards for sustainability disclosures in both the UK and EU, albeit there remained significant uncertainty regarding the implementation date for such standards. US developments continued to be monitored.

Report of the Group Audit Committee continued

Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Quarterly opinions	To review quarterly opinions regarding the performance of the governance, risk management, and internal control framework, existing challenges, and the sufficiency of corrective actions.	Throughout the year, the committee received quarterly opinions from Internal Audit. Internal Audit also highlighted any material or emerging concerns identified during their audit activities. During 2025, the reporting cadence was amended to provide detailed reporting on a bi-annual basis with abridged reports provided in Q1 and Q3. This was in recognition of the improved control environment within NatWest Group. The committee also considered Internal Audit's updates on ongoing challenges, including operational resilience, automation, and key change programmes, noting improvements in control validation rates, progress on simplification objectives and risk self-assessments, and the sharing of audit-driven capabilities across the business. The committee thoroughly deliberated on Internal Audit's assessment of the robustness of the control environment which was assessed as of an acceptable standard or 'met'.
Annual plan and budget	To agree Internal Audit's annual plan and budget before the commencement of each year, as well as any significant adjustments necessary during the year.	In December 2024, the committee approved the focus of the Internal Audit plan on the bank's most high-risk areas. This had changed from a remediation focus to those risks to the successful delivery of the NatWest Group's strategy, following the closure of significant legacy issues and the achievement of a 'met' control standard. The 2025 budget remained consistent with the prior year, reflecting efficiencies secured within the function. Subsequently, in December 2025, the committee approved Internal Audit's plan and budget for 2026.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and reviews the independence of the Chief Audit Executive (CAE) and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The committee also noted the Independence Statement and confirmed the independence of Internal Audit in December 2025.
Performance evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In 2025, the CAE continued to report to the GAC Chair with a secondary reporting line for administrative purposes to the Group CEO. The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2025 evaluation of the Internal Audit function was carried out internally. Stakeholders across the bank, including the GAC members, attendees and the external auditors, were invited to provide feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with some opportunities to improve in respect of adopting a more holistic end to end approach to reviews undertaken. Progress on recommendations made from the evaluation will be overseen by the GAC in 2026.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	Together with the Group BRC, the GAC participated in a successful deep dive session with Internal Audit's management team. A Variety of issues impacting the function were discussed, including succession planning for the CAE, emerging thinking on the three lines of defence model, and approach to building the skills required for the function of the future. Discussions also included the function's increased usage of behavioural risk data science techniques, data testing, adoption of Generative AI and continuous audit techniques. The committee agreed to continued visibility at the committee for the potential internal CAE successors via presentation of the IA opinions.

Report of the Group Audit Committee continued

External Audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor, the effectiveness of the audit process, for reviewing the bank's financial relationship with the external auditor, and fixing its remuneration. Ernst & Young has been NatWest Group's auditor for 10 years following their appointment in 2016. Following a tender undertaken in 2022, the committee has overseen the process to move to NatWest Group's new auditor, PwC, ahead of their appointment from 2026. The GAC complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard (the Minimum Standard) and the Statutory Audit Services for Large Companies Market Investigation Order 2014 for the year ended 31 December 2025. In respect of the Minimum Standard the committee noted requirements requiring full Board engagement on future audit tenders, and also considered whether shareholder engagement was warranted on the scope of the external audit. It was concluded that such engagement was not warranted on the basis of existing shareholder dialogue.

Matter	Role of committee and context of discussion	How the committee addressed the matter
External Audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The committee received quarterly reports on the review-related work and conclusions of the external auditor. The reports included EY's view of the judgements made by management, compliance with international financial reporting standards, and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2025 plan. It welcomed the external auditor's focus on ECL, the valuation of financial instruments with higher risk characteristics, the pension valuation and the net pension balance and IT access management. In line with the authority granted to the committee by shareholders at the 2025 Annual General Meeting to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2025 interim results. The committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	The evaluation of the external auditor's performance in 2025 was undertaken to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of businesses and functions, and key members of the Finance Team were consulted as part of the evaluation. Stakeholders were invited to assess the external auditor's independence, engagement, provision of robust challenge, bench strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Key strengths included the quality of the audit approach, the challenge presented to management, and the bench strength and knowledge of the audit team. The evaluation also included consideration of the audit quality reviews conducted by the FRC and the Public Company Accounting Oversight Board (PCAOB) during the year and as part of the annual evaluation.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	Javier Faiz has been EY's lead audit partner since H1 2024. The EY Lead Partner attended all meetings of the committee in 2025 and met in private session with the committee members throughout the year. This provided the external auditor an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2025.
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2025, the committee considered the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2025. EY also presented the findings of their audit of specific elements of the sustainability elements of the Annual Report and Accounts to the GAC.
Auditor transition	To oversee transition of the external auditor to PwC in 2026.	The committee received bi-annual updates on progress with the transition of external audit services from Ernst & Young to PwC for the 2026 year-end external audit. Confirmation was received that PwC achieved independence from NatWest Group on 4 July 2025. Engagement continued to support PwC partners to develop an understanding of the business of the NatWest Group, and in respect of securing access to the relevant data. PwC shadowed the 2025 year-end audit, which was completed by Ernst & Young, and have attended GAC meetings from July 2025.

Report of the Group Audit Committee continued

External Audit continued

Matter	Role of committee and context of discussion	How the committee addressed the matter
Non-audit services	To review and approve, at least annually, NatWest Group's policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy).	All audit and non-audit services are approved by, or on behalf of, the committee to safeguard the external auditor's independence and objectivity. The GAC reviewed and approved NatWest Group's non-audit services policy in 2025. Under the policy, all audit-related services and permitted non-audit service engagements are approved by the GAC, with updates presented to each scheduled meeting. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held and interim approval is delegated to management, but this is subject to ratification at the next scheduled GAC meeting. Where the fee is anticipated to be £250,000 or more, approval of all GAC members is required. For fees between £100,000 and £250,000, work can be approved on an interim basis by the GAC Chair, subject to subsequent ratification at the next scheduled GAC meeting. The policy permits the external auditor to undertake engagements which are required by law or regulation, or relates to the provision of comfort letters in respect of debt issuance by NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY/PwC which result from a customer's banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. The policy now applies to PwC during their shadowing period. Further details of the non-audit services policy can be found at natwestgroup.com. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated financial statements.

Governance in action

Spotlight

UKCG Code Principle O Changes

The Board is accountable for establishing and maintaining an effective risk and internal control framework across NatWest Group and for determining the nature and extent of principal risks NatWest Group is willing to take to achieve its long-term objectives.

The effectiveness of the EWRMF, NatWest's primary risk governance document, is assessed through RCPA outcomes. In 2025, the EWRMF was maintained through regular updates to the BRC on RCPA performance and reports at each BRC and Board meeting on performance against risk appetite and on top and emerging risks. The Board approved the EWRMF, supported by Risk's and Internal Audit's conclusion that it is effective, and by NatWest Group's positive RCPA outcome of 'met'.

→ **Further detail on the BRC's review of the EWRMF is on page 132.**

Spotlight

UKCG Code Provision 29 preparations

The GAC and Group BRC reviewed progress towards meeting the new internal control declaration requirements under the UK Corporate Governance Code which will be applicable for 2026 reporting.

The approach seeks to utilise the output of existing internal risk and control assessment processes such as testing carried out as part of the Sarbanes-Oxley management assessment, risk and control performance assessments, and existing assurance processes.

A definition of material control was agreed for the purposes of meeting the Code's requirements, and a dry run of the assessment and reporting process was undertaken to ensure readiness ahead of implementation in 2026. The committees will oversee the completion of a number of actions to enhance the approach throughout 2026.

Spotlight

Cybersecurity focus

During 2025, information and cybersecurity was a key area of focus in response to high-profile external attacks and escalating nation-state activity. Intelligence highlights that nation-state-directed cyberattacks are growing in reach and targeting a wider range of sectors, reflecting the uncertainty of the geopolitical landscape.

In October, the UK Government urged CEOs and Chairs of all FTSE 350 firms to make cybersecurity a board-level responsibility. It listed three actions to strengthen cyber resilience which NatWest Group had already embedded, reinforcing their importance.

→ **For further detail on how information and cyber security was considered by the Board and the BRC, please see pages 110 and 133.**

Report of the Group Board Risk Committee



Members and attendance in 2025

Directors	Scheduled meetings attended
Stuart Lewis	8 of 8
Patrick Flynn	8 of 8
Geeta Gopalan	8 of 8
Gill Whitehead*	6 of 8
Lena Wilson	8 of 8

There were no ad hoc meetings.

* Gill Whitehead was unable to attend two meetings due to external commitments arranged prior to her appointment to the committee.

Outside of formal meetings, the BRC Chair met regularly with the Group Chief Risk Officer and other members of senior management to discuss key risk priorities and issues.

Dear Shareholder,

I am pleased to present my third report as Chair of the Group Board Risk Committee (the committee or BRC).

This report describes how the BRC has fulfilled its role in overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk frameworks and internal controls required to manage risk. This year the committee assumed further responsibilities from the Board, thereby allowing the Board to devote additional time to strategic discussions. In carrying out its important role, the committee helps to ensure NatWest Group supports its customers by managing risk well and responding to the evolving external environment.

Principal areas of focus in 2025

2025 has been defined by the turbulent macroeconomic and geopolitical external environment. BRC has therefore focused on resultant emerging risks, considering the potential impacts on NatWest Group's risk profile, its customers and supply chain, with ongoing oversight of any mitigating actions. BRC has also focused on ensuring that NatWest Group's risk appetite remains appropriately calibrated against the backdrop of the emerging risk landscape.

Operational risk remained a principal area of focus, with BRC welcoming an improved operational risk profile while continuing to oversee the work to drive robust operational risk management across NatWest Group. This included detailed oversight of operational resilience, encompassing the operational resilience framework and required enhancements; improvements in continuity planning and resilience in key jurisdictions; the NatWest Group's response to operational resilience incidents; and improvements to third-party recovery capabilities. Against the backdrop of various high-profile external cyberattacks, information and cybersecurity was also a key focus for BRC, ensuring robust controls and NatWest Group's ability to recover from potential attacks prioritised.

BRC maintained its rigorous oversight of principal financial and strategic risks throughout the year, critical to its focus on emerging risks from the external environment. This included detailed business portfolio reviews as well as dedicated sessions on the NatWest Group's Private Markets business and approach to balance sheet management, with the committee encouraging ongoing focus on reporting of aggregate exposures and return on capital, as well as further development of dynamic stress testing, encompassing contagion and correlation risk.

Close committee oversight of model risk remained a key priority for BRC, including continued progress to enhance the Model Risk Management Framework and delivery of internal ratings-based models to comply with regulatory expectations. During 2025, BRC also devoted time to discussing AI deployment within the NatWest Group, with particular focus on enhancement of risk management controls as well as the development and governance of AI models.

In addition to the above principal areas of focus, the committee continued its oversight of NatWest Group's other key financial and non-financial risks, risk frameworks and material change programmes. This included progress with embedding Consumer Duty, focusing on good customer outcomes across priority products and services.

Principal areas of focus

- Risk profile, risk appetite, and emerging risks
- Operational risk, including operational resilience and cybersecurity
- Financial and strategic risks
- Model risk

Thank you to everyone for their valuable contributions to the committee during 2025, especially my fellow directors, Patrick Flynn and Lena Wilson, as well as Geeta Gopalan and Gill Whitehead, both of whom joined the committee in January 2025. Additionally, I would like to thank Ian Cormack, Francesca Barnes and Mark Rennison, for their insights as non-executive directors and members of NatWest Holdings BRC, attending BRC meetings in an observational capacity. Mark joined the NatWest Holdings BRC in January 2025 and Ian stepped down in May 2025.

Further information on areas of focus and challenge by the committee during the year is provided on the following pages.

Effectiveness review

In accordance with the UK Corporate Governance Code, an evaluation of the performance of the Board and its committees, including the BRC, was conducted internally in 2025. Further information on the review can be found on pages 119-121.

Stuart Lewis
Chair of the Group Board Risk Committee

12 February 2026

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2025

Theme	Principal areas of committee focus	Outcomes
For each principal risk, BRC considered a spotlight at least annually and received updates on performance against risk appetite at every meeting.		
Risk profile and reporting	BRC's consideration of NatWest Group's current and future risk profile in 2025 included a particular focus on operational risk, model risk, credit risk and emerging risks. Group Risk Reports discussed at every meeting were supplemented by strategic risk spotlights and updates from principal subsidiary board risk committee chairs, providing a holistic view of all risks and an escalation route for any issues. The BRC Chair also attended the board risk committee meetings of principal subsidiaries on a rotational basis. BRC considered regular reports on legal and regulatory risks and developments and held a dedicated session focusing on emerging risks and the macroeconomic and geopolitical environment, considering the potential impacts on NatWest Group. This included perspectives from external and internal subject matter experts and complemented the updates on top and emerging risks received at every meeting. Further information on how NatWest Group identifies and manages emerging risks can be found in the Strategic Report on page 78. The committee received updates on progress with embedding NatWest Group's approach to risk culture, known as intelligent risk taking.	The committee supported the continued evolution of the Group Risk Report, and enhancements to the presentation of key metrics including credit exposures. It welcomed the progress made on automating reporting, whilst encouraging further automation and data quality improvements to support more timely and insightful reporting. The committee challenged management on NatWest Group's preparedness in response to macroeconomic and geopolitical developments, including potential 2nd, 3rd and 4th order impacts. It requested further analysis to support strategic Board discussions. BRC also challenged management on emerging risks, including cyberattacks and disruptive AI. It sought and received assurance from management that NatWest Group's risk appetite remained appropriately calibrated in light of developments in emerging risks and the macroeconomic environment. The committee also welcomed management's commitment to improving continuity planning and resilience in key jurisdictions.
Risk frameworks (including risk appetite), risk management strategy and Risk function oversight	In 2025 BRC continued to provide robust oversight of NatWest Group's risk frameworks (including risk appetite). The enterprise-wide risk management framework (EWRMF) sets out NatWest Group's overall approach to managing risk. Its effectiveness is assessed through the Risk and Control Performance Assessment (RCPA) outcomes. Further information can be found in the control environment update on page 133. BRC welcomed Risk's and Internal Audit's conclusion that the EWRMF was a comprehensive and effective framework and recommended it to the Board for approval. As part of its consideration of the framework, and in conjunction with the Group Audit Committee, BRC reviewed management's proposed approach to ensure NatWest Group's compliance with the requirements of the 2024 UK Corporate Governance Code. For further information on this work, see page 130. The committee maintained close oversight of NatWest Group's risk appetite framework, including the annual refresh of risk appetite, which was recommended to the Board for approval. Under delegated authority from the Board, the committee approved the enterprise-wide risk management strategy (EWRMS), which defines the strategy for risk management at NatWest Group. BRC maintained oversight of the execution of the EWRMS through regular reporting and spotlights on all priority EWRMS programmes. The committee continued its oversight of Risk30, the strategic programme of transformation activity within the Risk function and received assurance that the function was adequately resourced to deliver its mandate.	The committee was satisfied that the EWRMF continued to support NatWest Group's ability to identify, assess, and manage risk in a manner consistent with its strategic objectives and regulatory obligations. BRC welcomed Internal Audit's recognition of the progress made during 2025 to enhance the framework. The committee sought and received management's commitment to further enhancements to be delivered in 2026. BRC continued to oversee NatWest Group's risk appetite framework, challenging management to simplify the framework in line with strategic and regulatory priorities. As part of the annual risk appetite refresh, key committee discussions focused on model risk and Private Markets, reflecting wider industry focus. BRC also reviewed the key risk policies(1) and approved them under the authority delegated to it by the Board. In approving the EWRMS, BRC encouraged management to ensure that it remained dynamic and reflective of NatWest Group's strategic ambitions and evolving risk profile, in light of the wider macroeconomic uncertainty and the increased use of AI. BRC requested management provide a forward-looking view of the capabilities being developed through Risk30 to ensure an appropriate response to the evolving risk landscape. The committee held a dedicated discussion on risk capabilities and management committed to provide a Risk function capabilities profile to the committee on a regular basis.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2025 continued

Theme	Principal areas of committee focus	Outcomes
Operational risk, operational resilience, and information and cybersecurity	The committee performed oversight across a range of operational risks including technology end of life remediation, payments technology, AI risk management and operational resilience. BRC reviewed the operational resilience self-assessment prior to its approval by the Board and maintained oversight over recommended enhancements. Information and cybersecurity remained a key area of focus, with updates on the overarching geopolitical threat landscape, privileged access management, industry-wide insider threat risks and learnings from read-across activity on external cyberattacks.	BRC welcomed confirmation by management and Internal Audit of improvements to NatWest Group's operational risk profile during 2025, driven by the elimination of very high risks through the risk and control self-assessment process and effective prioritisation of key programmes. Management were challenged to ensure focus on technology end of life remediation was maintained. The committee was updated on AI deployment within NatWest Group and actions to enhance risk management controls. It was agreed that in 2026 AI risks would be reported in a consolidated AI dashboard to support committee oversight. In supporting the Board in its oversight of operational resilience, BRC challenged management to ensure that enhancements were appropriately prioritised and resourced. The importance of NatWest Group's holistic approach to the management of operational resilience was also noted. The committee provided oversight of management's response to operational resilience incidents, supporting improvements to third-party recovery capabilities and the development of supplier-level playbooks to mitigate business impacts in the event of prolonged outages. BRC challenged management on actions to mitigate increased information and cybersecurity risks resulting from the evolving geopolitical landscape and requested further consideration of any increased resources or investment required. The committee encouraged management to prioritise recoverability and also considered the implications of increased insider threats across the global financial sector, receiving assurance on measures taken. The committee noted NatWest's Group compliance with HM Government's Cyber Governance Code of Practice.
Control environment	BRC continued to monitor the effectiveness of internal controls for managing risk during 2025. Regular updates were received on performance against the RCPA criteria and BRC also considered the outcomes of the end of year RCPA assessment.	The committee welcomed confirmation from management that NatWest Group's overall control environment remained stable, with a RCPA 'met' rating. The committee reviewed and supported management's report on the internal controls required to manage risk.
Outsourcing and third-party risk management	BRC provided oversight of NatWest Group's outsourcing and third-party risk management arrangements, including oversight of critical service providers. Focus areas included the alignment of third-party risk management with operational resilience, particularly in relation to supplier recovery capabilities and scenario testing. Following Board delegation, the committee approved the NatWest Group's outsourcing policy standards.	The committee was pleased to note that NatWest Group's outsourcing framework remained effective and that, overall, risks had been reduced. It supported the continued integration of third-party risk into NatWest Group's operational resilience self-assessment, including through supplier-proven recovery plans, and encouraged further alignment of frameworks to ensure consistency and efficiency. In light of the industry-wide heightened risk of cyberattacks, BRC challenged the cyber resiliency of NatWest's supply chain and received assurances from management on the protections in place. BRC also discussed internal group outsourcing arrangements and requested further management action to confirm appropriate service levels.

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2025 continued

Theme	Principal areas of committee focus	Outcomes
Financial and strategic risks	BRC maintained rigorous oversight of NatWest Group's principal financial and strategic risks throughout the year. Regular reporting in the Group Risk Report was supplemented by focused reviews including the retail and wholesale credit risk portfolios, capital and credit risk mitigation, traded and non-traded market risk and balance sheet management. These in-depth reviews were further enhanced by business specific strategic risk presentations, ensuring the committee had a comprehensive understanding of the overall risk landscape. At the committee's request, management delivered dedicated sessions to review NatWest Group's Private Markets business, as well as wholesale credit stewardship, providing further risk insight and analysis. Capital, liquidity and funding requirements were subject to ongoing BRC review, providing recommendations to the Board as required. Following Board delegation, BRC reviewed and approved the NatWest Group's ICAAP and ILAAP submissions. Additionally, the committee considered risks to NatWest Group's strategic and financial plan, pension risk, and climate and nature risk.	BRC welcomed confirmation that the retail and wholesale credit risk portfolios remained stable and within appetite. The committee received assurance regarding the range of techniques used to support vulnerable customers and reinforced the importance of continuous improvement to ensure good customer outcomes. Regarding the wholesale portfolio, a detailed review of Private Markets, securitisation activity, leveraged funds and NatWest Group's balance sheet management programme resulted in committee challenges including capital efficiency and return on capital, risk mitigation, securitisation funding, stress testing approach and concentration risk management. In response, management outlined ongoing enhancements to limit setting, the reporting of aggregate exposures, data quality and dynamic stress testing, encompassing contagion risk and layered correlations. BRC reviewed traded and non-traded market risk exposures and challenged management on limit structures and adequacy of controls. The committee also discussed the implications of macroeconomic volatility necessitating the need for enhanced oversight and received regular updates on actions taken. In its consideration and approval of the ICAAP and ILAAP, BRC challenged management on the assumptions used in leverage planning floors and stressed outflow coverage. It sought assurance that the risk of digitisation on deposit outflows had been sufficiently considered and supported continued monitoring of deposit trends. The committee discussed the execution risks involved in the delivery of the strategic and financial plan, receiving confirmation from management that they were being appropriately managed. During the annual pension risk spotlight, BRC discussed the continuation of the buy-in transactions with third-party insurers entered into by the Trustee of the NatWest Group Pension Fund, welcoming confirmation of the overall reduction in risk profile. In its consideration of climate and nature risk, BRC challenged management to review whether climate and nature risk appetite continued to reflect NatWest Group's evolving climate strategy and received assurance from management that risk appetite remained appropriate. BRC considered the embedding of climate considerations into strategic decision-making and also discussed the importance of robust data as a key enabler of a mature climate and nature risk framework.
Model risk	On behalf of the Board, the committee maintained close oversight of model risk throughout 2025. This included regular progress updates on the model risk management programme established to deliver a robust model risk framework and ensure compliance with the Prudential Regulation Authority's (PRA) Supervisory Statement SS1/23. BRC activity also included oversight of the annual SS1/23 self-assessment outcomes. BRC focus remained on the status of the internal ratings based (IRB) transformation programme established to deliver new models to meet regulatory expectations. Updates on trading book risk models to achieve regulatory compliance were also received.	The committee noted the substantive progress in implementing the model risk framework enhancements required under SS1/23. It supported management's proposed actions to address regulatory feedback, whilst providing challenge to ensure that all regulatory expectations were met. BRC also considered the robustness of the validation process and requested enhanced reporting in the Group Risk Report to improve committee oversight. The development and governance of AI models was specifically considered by BRC, including the need to ensure appropriate resource and skillsets throughout the model lifecycle. Through its oversight of the IRB transformation programme, BRC received regular updates on the status of NatWest Group's IRB models, including regulatory feedback received and associated impacts on temporary model adjustments. Additionally, at BRC's request, Board training was arranged on NatWest Group's most material models, further supporting Board-level oversight of the model risk framework. More information can be found in the Board report on page 113.

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2025 continued

Theme	Principal areas of committee focus	Outcomes
Stress testing, recovery and resolvability	BRC reviewed the outputs of the Bank of England's (BoE) Final Report of the System Wide Exploratory Scenario exercise carried out over the prior two-year period and approved under Board delegated authority the macroeconomic scenario and expansion used in the 2025 Bank Capital Stress Test (BCST), together with the BCST results ahead of their submission to the BoE. BRC approved under Board delegated authority the stress scenarios used for monitoring the NatWest Group's risk profile relative to risk appetite.	In considering the BCST results, the committee sought confirmation of the adequacy of model overlays used and noted that NatWest Group had passed the stress test, significantly ahead of the stress minimum requirement, with no strategic management actions required. In approving the stress scenarios to be used for monitoring a moderate, severe and extreme stress, BRC discussed the robustness of the underlying growth assumptions and noted the economic modelling used. Following prior committee challenge, the Board undertook an operational resilience, recovery and resolution fire drill exercise and wash up. Further information can be found in the Board update on page 110.
Conduct and regulatory compliance risk	The committee received regular updates throughout the year on conduct and regulatory compliance matters. This included updates on embedding Consumer Duty as well as Group and business specific conduct and regulatory compliance updates.	The committee welcomed confirmation that NatWest Group's conduct and regulatory compliance risk profile remained within appetite, with continued progress made in strengthening controls and improving customer outcomes. It also welcomed confirmation of the positive progress made on the programme established to respond to the review carried out by the Department of Justice Compliance Monitor. BRC challenged management to ensure good customer outcomes across priority products and services and received regular updates on improvements underway.
Data risk management and BCBS239	BRC received updates on NatWest Group's data strategy programme of work, including progress against management's return to appetite plan. On behalf of the Board the committee also reviewed and approved NatWest Group's data aggregation and risk reporting framework (BCBS239) and considered its assessment of BCBS239 compliance prior to regulatory submission.	Management's progress against the data strategy return to appetite plans was welcomed by BRC. The committee sought and received assurance regarding the embedding of centralised data standards and controls across businesses. Regarding BCBS239, the committee welcomed confirmation that the enhancements made to the assessment methodology had improved the robustness of the annual assessment process, aligning NatWest Group with industry best practice. BRC encouraged continued enhancement of data capabilities to support timely reporting and effective risk oversight.
Financial crime and Fraud	In addition to dedicated financial crime spotlights and regular updates, BRC received the Money Laundering Reporting Officer's (MLRO) report. The committee also received updates on NatWest Group's fraud prevention strategy, including the use of AI to detect and prevent fraud. Broader industry developments were considered as part of BRC's oversight of fraud related risks, including an update on complex investment scams.	The committee welcomed confirmation that NatWest Group's financial crime risk profile remained stable and of RBSI's return to appetite on schedule. It continued to encourage management to focus on evolution and investment to meet challenges and regulatory expectations. BRC considered NatWest Group's fraud risk performance, noting its positive trajectory. It supported the ongoing engagement with government and industry stakeholders and encouraged continued investment in preventative controls and customer education.

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2025 continued

Theme	Principal areas of committee focus	Outcomes
Transformation/ major change programmes	The committee continued to oversee the delivery of NatWest Group's transformation and major change programmes and their performance against risk appetite. Regular updates were included in the Group Risk Report and BRC also received biannual spotlights.	The committee reviewed the progress of NatWest Group's most material change initiatives and oversaw the material execution risks inherent in material change programmes. In response to prior committee feedback, it was noted management had further broadened the scope of the major change programmes reported. Following a challenge from BRC, management provided further explanation of the approach to managing programme interdependencies and the process for escalating risks and issues across the portfolio. The committee also challenged whether delivery dates were ambitious enough.
Reputational risk	The committee maintained oversight of NatWest Group's reputational risk profile throughout the year. During the annual spotlight, BRC received updates on the operation of the Reputational Risk Framework and enhancements that were underway.	BRC discussed key reputational risks across the industry and sought assurance from management on the processes in place to horizon scan for reputational risks. The committee requested that the Group Risk Report be further augmented with increased information on emerging reputational risks to enhance its oversight. BRC was pleased to receive confirmation from management that the reputational risk profile was stable and that the reputational risk framework was operating effectively following changes previously introduced to strengthen it.
Remuneration	The committee continued to provide oversight of NatWest Group's accountability and remuneration arrangements, working closely with RemCo. Further detail on how risk is considered in remuneration decisions can be found in the Directors' remuneration report on pages 140 to 168.	Following prior BRC challenge and completion of a peer benchmarking exercise, the committee supported proposals to streamline its involvement in remuneration and accountability considerations, reflecting the NatWest Group's improved risk performance and culture, whilst still aligning with regulatory expectations and market practice. BRC reviewed and recommended to RemCo the outcomes of the 2025 remuneration risk performance assessments for the purposes of calculating variable pay, in addition to proposed Risk & Control goals of the NatWest Group Executive Committee members and attendees (ExCo) and individual performance goals for the Group Chief Risk Officer. The committee carried out its annual review of the Material Risk Taker framework and policy.

Report of the Group Technology, Innovation and Simplification Committee



Members and attendance in 2025

Directors	Scheduled meetings attended
Yasmin Jetha (Chair)	3 of 3
Roisin Donnelly	3 of 3
Geeta Gopalan	3 of 3
Gillian Whitehead	3 of 3
Lena Wilson	3 of 3

There were no ad hoc meetings of the committee.

Dear Shareholder,

I am delighted to present my report as Chair of the Group Technology, Innovation and Simplification Committee (the committee or TISC).

Following the 2024 Board effectiveness review, it was decided to evolve the SBC into the TISC, a new Board-level committee with effect from 1 June 2025. The new committee is responsible for providing strategic oversight and advice on NatWest Group's use of technology, data, and innovation to support delivery of its strategic ambitions, leaving former SBC topics regarding ESG and workforce related matters as Group Board's areas of focus in recognition of their strategic importance. A summary of the final SBC meeting is included in the box below.

TISC's areas of focus are underpinned by strong engagement with executive management. The TISC is committed to ensuring that management proposals relating to the use of technology and innovation:

- are aligned with the Group's purpose and strategy and that the technological enablers support the simplification initiatives across the Group;
- can demonstrate they increase market agility, operating leverage, enhance customer experience and engagement, and use automation;
- highlight NatWest's position versus competitors, and what is best in class that we could learn from; and
- detail the current baseline position with a future-state outlook focused on outcomes, with interim milestones on the path to that state.

The committee held spotlight sessions including deep dives on unlocking the power of data, the advancement of device capabilities, and AI research and strategy.

With the rapid evolution of technology and AI, TISC ensures the Group's work remains on track while challenging the level of ambition on customer centricity with a customer future back approach.

Each TISC meeting features interlinked agenda items, connected by a common strategic thread. We maintain close alignment with the Board Risk Committee and the Performance and Remuneration Committee, ensuring no duplication or overlap. External perspective on selected items is presented providing insight into potential threats and implications for the Group.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including TISC, was conducted internally in 2025. Further information on the findings, outcomes and actions arising from this review can be found on pages 119 to 121.

Conclusion

I would like to thank my fellow directors, executive management and those who presented updates to the committee during 2025. My special thanks to Francesca Barnes, SID of NatWest Holdings for her invaluable contribution. I am also thankful for the support provided by the NatWest Digital X team who have helped shape the topics covered by TISC.

Yasmin Jetha
Chair of the Group Technology, Innovation and Simplification Committee

12 February 2026

Principal areas of focus

- Business initiatives to digitise customer engagement
- Simplification initiatives
- Modernised technology platforms and design choices
- External perspectives on Innovation/Disruption threats and implications for the bank

At its final meeting in March 2025, SBC considered the housing sector; the defence sector; ethical, social and environmental policy; the implementation of a new performance management approach; and the activation and embedding plan for the winning together strategy and related behaviours.

Report of the Group Technology, Innovation and Simplification Committee continued

Theme	Principal areas of committee focus	Outcomes
Business initiatives to digitise customer engagement	• **Retail Customer Contact Transformation:** The committee covered the use of technology (notably AWS Connect) to streamline customer experience across channels, with a focus on maintaining human contact at critical moments (e.g., bereavement). This included simplifying technology architecture so customer information and context followed the customer across channels, and reduced colleague cognitive load through AI augmentation. • **Personalised Messaging and Data-Driven Engagement:** The committee reviewed how investment in AI was enabling event and trigger-based personalised messaging, aiming for faster, higher-quality, and lower-cost content delivery. The ambition was to speed up campaign launch times. New content creation capabilities were demonstrated and the committee reinforced the importance of tone, consistency, and regulatory compliance in messaging. • **Customer Data Mastering:** The committee considered plans to master customer data logically in one place, improving resilience and enabling sharing across platforms.	TISC recommended that scenario analysis and management actions to mitigate revenue disruption be presented to a future Board meeting. TISC also recommended consideration be given as to how M&A targets are assessed for their support of agile, AI-driven customer data approaches. Additional recommendations included establishing an early-adopter customer group to test new features and developing colleague and investor narratives to outline key deliverables in the journey towards a single customer view. Engagement with customers was reviewed including the frequency of refresh of marketing permissions and the importance of ensuring appropriate use of customer data reinforced. The committee also reviewed the implications of third-party data use, social proofing, and the challenges of delivering dynamic content within regulatory constraints and encouraged management to engage the Information Commissioners Office on notification disclaimers. The use of third-party data (e.g., rewards) and the challenges of integration were discussed, as well as the importance of cognitive behavioural science in understanding customer conversations.
Simplification initiatives	• **Simplification Key Results:** Progress of the Group against Key Results targets for simplification within NatWest Digital X was monitored. • **Digital X Simplification Strategy:** The June meeting highlighted three fundamental outcomes: customer engagement, agility, and cost/FTE reduction. The strategy was to position the Group as a platform bank at the convergence of finance and technology, with rapid evolution in technology and data/AI, and a strong focus on removing complex orchestration layers to speed up delivery. It was also noted that an Architectural Council has been established to govern simplification activity, ensuring alignment with strategic targets and oversight of transformation prioritisation.	The appropriateness and the level of ambition within Key Results targets for simplification was challenged resulting in a reset of a number of Key Results through a customer lens. The level of ambition within the plans, and the need to consider the use of AI from a trust standpoint was challenged; and the need for clarification regarding what was remediation activity rather than simplification work was discussed. The importance of the underlying architecture to further increase agility was reinforced.

Report of the Group Technology, Innovation and Simplification Committee continued

Theme	Principal areas of committee focus	Outcomes
Modernised technology platforms and design choices	• **Bankline Transformation:** The transformation of the Bankline platform is central to the Commercial & Institutional (C&I) business, addressing outdated systems and service gaps. The programme aims to re-engineer the platform to be cloud-ready, improve customer experience, and reduce vulnerabilities to cyberattack and fraud. The pace of delivery has increased, with the Group benchmarked as the number one for release delivery in 2025 (source: Source: Curinos, H2 Commercial Digital Tracker). • **Digital Spine and Data Marketplace:** The Digital Spine is being developed as a set of shared capabilities for reuse across the Group, supporting improved customer journeys and agility. The data marketplace is intended to combine siloed data sets, reduce point-to-point sourcing, and drive operational efficiency. The adoption of Agentic AI-based architecture requires centralised data and Application Programming Interfaces (APIs), with several applications in development. • **AI Feature Teams and Adoption:** The establishment of an AI feature team, with deliverables expected by the end of 2025. AI adoption is progressing, with tools like CoPilot Chat and Aiden (an internally developed generative AI tool) rolled out to employees, with an initial focus on building avatars capable of developing an empathetic response; and deepfake detection capabilities. • **Industry and bank-specific AI adoption**: External guests from NVIDIA and the Group's Chief AI Research Officer provided an opinion on the evolution of AI, emerging use cases, and the sustainability of current market valuations. This included the strategic importance of data, monetisation via proprietary models, industry adoption, and the impact on customer relationships and staff roles. This evolution of large language models, Agentic AI, and the Group's ambition for operating leverage through AI was covered. Demonstrations of financial crime and fraud use cases, and retail banking applications were provided alongside plans to enhance the colleague experience.	TISC challenged whether it was possible to complete the transformation more quickly whilst acknowledging the extent of upgrade required. The committee also reviewed how customer needs were identified and prioritised via customer journey activity. The extent to which customer experience was used to drive the targeting of training was also covered. The committee challenged whether it was necessary to move to real-time processing to deliver the required customer benefits or whether near real-time processing would suffice. In addition, TISC raised concerns that it was hard to gauge the level of ambition within plans presented and that this view would be helpful in all future updates. The importance of ensuring the right culture for the new team was noted. At the December 2025 meeting, the Committee acknowledged the strategic direction and recognised the need for internal model development where economically justified. Options to de-risk adoption, including consideration of technology from multiple geographies were also reviewed. Regarding colleague adoption, ethical considerations in AI rollout, reward system changes, and future skills development were covered. It was agreed to provide a spotlight on engineering workforce plans and future skills during 2026.
External perspectives on Innovation/ Disruption threats and implications for bank	• **Device Disruption:** The committee reviewed the rapid adoption of emerging devices (wearables, headsets, brain-computer interfaces, robotics with embedded AI) and the potential to disrupt customer engagement and end mobile phone dominance. • **Agentic AI and Banking Disruption:** The June meeting included a deep dive into Agentic AI, with external perspectives from the Technology Advisory Board. The committee considered how rapid shifts in Agentic AI adoption by customers could impact the Group, including the risk of disintermediation and the need for strategic advantage through ownership of complex prompts and trust relationships. Engagement with regulators and industry bodies is ongoing. • **Competitive Positioning:** The Group's position versus peers was reviewed including opportunities and challenges such as security concerns potentially slowing generative AI adoption across the industry which presented opportunities for the Group.	TISC highlighted the need for clarity on which platforms the Group will engage with and considered the importance of trust and regulatory perspectives, and microservice-level operations to reduce competitive threats. Disintermediation in the market was discussed and it was noted that new entrants from China were already using AI agents to offer to move customers money and were not bound by domestic regulation. The Directors challenged the Group's ambition including what steps would be taken to ensure the Group was winning for customers. It was agreed that a future update would be provided in respect of the Group's position on Agentic AI adoption by our customers. The committee reinforced the importance of benchmarking and learning from other industries and best-in-class competitors.

Directors' remuneration report



Members and attendance in 2025

Directors	Scheduled meetings attended
Lena Wilson (Chair)	5 of 5
Roisin Donnelly	5 of 5
Mark Seligman	2 of 2
Frank Dangeard	1 of 2
Patrick Flynn (Member since 11 June 2025)	2 of 2

Mark Seligman retired on 31 March 2025 and Frank Dangeard stepped down on 23 April 2025.

Josh Critchley did not formally become a member of the committee until 11 December 2025; however, he was present at the meeting held on 10 December 2025.

In addition to the five scheduled meetings held, there were two ad hoc meetings. All directors eligible to attend ad hoc meetings were present at those meetings.

Contents

Dear Shareholder,

On behalf of the Board, I present the remuneration report for 2025.

I want to start by acknowledging the sad news that Frank Dangeard, who stepped down from his role as non-executive director on 23 April 2025, passed away in August 2025. Frank was a highly valued and respected member of the team, and he and his counsel will be greatly missed. On behalf of the Group Performance and Remuneration Committee, I would like to extend my condolences to Frank's family and all who knew him.

I would like to thank Mark Seligman, who retired on 31 March 2025 for his services to the Group Performance and Remuneration Committee (the committee). Mark made significant contributions during his tenure, and his insight and support have been invaluable.

In 2025, the committee welcomed Patrick Flynn and Josh Critchley as members, effective from 11 June 2025 and 11 December 2025 respectively. I appreciate the substantial expertise they bring and thank them for their valuable contributions so far. Additionally, I would like to thank Ian Cormack, Mark Rennison and Karin Cook, non-executive directors and members of the NatWest Holdings Performance and Remuneration Committee, for the insights they provided in attending meetings of the committee in an observational capacity in 2025. Ian stepped down from the Board in May 2025.

Performance highlights for 2025

2025 was another really strong year for NatWest Group, rooted in the support we provide to people, families and businesses in every nation and region of the UK. Our performance is a consequence of deliberate actions and clear priorities. Attributable profit of £5,479 million and a Return on Tangible Equity (RoTE) of 19.2%, are both significantly up on the year before, and ahead of guidance.

We were pleased with our performance, confident in our priorities and ambitious for our business. With positive momentum across the bank, we see significant opportunities to grow and succeed with our customers and the UK in the future.

As demonstrated by returning £4.1 billion of capital to shareholders in 2025, and our proposed final dividend of £1.8 billion, our ability to deliver leading returns to our shareholders has remained strong.

Wider workforce and customer focus

We continued to focus on rewarding colleagues in a fair and transparent way in 2025. Our UK starting salary increased to £24,525 per annum in April 2025, and nearly 84% of our junior UK colleagues (A and B grades), who are covered by our negotiated pay approach, received a salary increase of at least 2%, with almost two-thirds receiving 2.5% or more.

Throughout 2025, we further embedded Beyond, our performance management philosophy which was launched in 2024, with a focus on goals, feedback, and fostering a performance culture. Encouraging developments were evident, including a stronger emphasis on frequent coaching and feedback, alongside a rise in recorded feedback. Additionally, more colleagues tailored

Wider workforce highlights

April 2025

- Nearly 84% of our junior UK colleagues, covered by our negotiated pay approach, received a salary increase of at least 2%, with almost two-thirds receiving 2.5% or more.

May 2025

- The second award under our Sharing in Success scheme delivered shares with a grant value of £1,275 for all eligible employees (adjusted for local salary levels).

October 2025

- Building on our performance management philosophy Beyond and our new behaviours introduced in 2025, we launched Recognise, our new approach to recognition, which enables colleagues to be acknowledged 'in the moment' for their contributions.

From April 2026 onwards

- In May 2026, all eligible employees will receive a Sharing in Success award of shares worth £1,440 (adjusted for local salary levels), subject to shareholder approval of the recommended dividend.

Directors' remuneration report continued

their goals throughout the year, and colleague sentiment towards performance and pay remained favourable. Further details on these aspects are provided later in the report. Looking ahead to 2026, we will continue to build on these improvements to ensure our compensation framework stays aligned with our business strategy and motivates colleagues to raise the bar.

The second award under our Sharing in Success scheme was delivered in shares in May 2025, based on performance in 2024. The scheme is intended to further align colleagues with our strategic direction and drive improvements in customer performance, only paying out when NatWest Group has demonstrated satisfactory financial performance and an intelligent approach to risk. For 2025, we measured success based on succeeding with customers, underpinned by financial performance, our approach to risk and delivering value for shareholders. The third award under the scheme will be granted in May 2026, with a share award worth £1,440 for all eligible UK employees (adjusted for local salary levels to £530 for our other major hub in India), subject to shareholder approval of the recommended dividend at the 2026 NatWest Group plc Annual General Meeting (AGM). This reflects the good progress we made on our customer goals in 2025.

Over 35,000 colleagues contribute to our Sharesave scheme each month, with participants across the UK and India eligible to participate in new Sharesave offers. At the end of 2025, 65% of our colleagues were shareholders.

Financial wellbeing remains important to us both for our colleagues and our customers and communities. Colleagues are supported with access to pension and protection products as well as a range of financial health initiatives.

Bonus pool for the wider workforce

The bonus pool for 2025 is based on a proportion of attributable profit adjusted for performance against a balanced scorecard of strategically important measures: financial performance; customer outcomes; people, culture and diversity; risk management; risk events; and progress against our strategic ambitions.

The committee agreed a 2025 bonus pool of £495.0 million, 10.8% higher than the 2024 bonus pool of £446.6 million. The uplift in the bonus pool for 2025 reflects the increase in profit since 2024 and the strong performance across the scorecard, particularly in relation to financial and customer targets, as well as changes in the underlying eligible population.

Remuneration for executive directors

A new directors' remuneration policy (the Policy) was approved at the 2025 NatWest Group plc AGM. The Board was delighted with the strong level of support from shareholders, with 97.86% of votes in favour. The Policy operated as intended during 2025.

Under the new Policy, there were two key changes. Firstly, the Restricted Share Plan (RSP) was replaced by a new Performance Share Plan (PSP), with awards capped at 300% of earned salary. Secondly, the annual bonus opportunity was increased to 150% of earned salary. The changes reflect our progress on aligning reward more closely with performance, responding to the evolving market and regulatory expectations, and ensuring our long-term incentive structure remains competitive and strategically focused. Full details on the changes made can be found in the NatWest Group plc 2024 Annual Report and Accounts.

The final award under the RSP was made in March 2025 in relation to performance year 2024, and the first award under the new PSP will be made in March 2026. Further details are set out on the next page.

Performance highlights

Income growth excluding notable items
12.0%
2024: 2.2%

Attributable profit
£5,479 million
2024: £4,519 million

RoTE
19.2%
2024: 17.5%

Climate and sustainable funding and financing(1)
£16.9 billion
2024: £31.5 billion

Shareholder returns through dividends and buybacks
£4.1 billion
2024: £4.0 billion

Participation highlights

% of colleagues who are shareholders (as at 31 December 2025)	Number of colleagues participating in the Sharesave scheme
65%	35,500

(1) Climate and sustainable funding and financing represents only a relatively small proportion of our overall funding and financing activities.

Regulatory remuneration requirements

In November 2024, the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) published a joint consultation paper on changes to regulatory remuneration requirements in the UK, which we engaged with. In October 2025, the final regulatory position was published, detailing changes to the UK regulatory remuneration requirements. Most of the rules are effective from performance year 2026 but discretion is available to companies to apply certain changes to performance year pay-outs in respect of 2025, as well as to unvested awards from previous years.

When drafting the new Policy which was approved at the 2025 NatWest Group plc AGM, the committee ensured there was appropriate flexibility built in to allow us to respond to these anticipated changes. Our approach for the structure of pay for executive directors in light of the updated remuneration regulations is as follows:

- No change to the delivery mechanism for the annual bonus for performance year (PY) 2025 and PY 2026. This will continue to be delivered upfront, with 50% in cash and 50% in shares (which will remain subject to a 12-month retention period).
- 2026 PSP awards will vest across a four-year period, with 75% vesting after year three, and 25% vesting after year four. There will be a two-year holding period on the 75% of the PSP that vests after year three, and a one-year holding period on the 25% of the PSP that vests after year four, bringing the total vesting and holding period for all PSP awards to five years.
- The previous discount methodology for prohibition of dividends on unvested shares will be replaced with dividend equivalents. This will apply to the first PSP awards to be awarded in March 2026, and thereafter.
- Any unvested awards held in respect of roles prior to becoming an executive director will be eligible for accelerated vesting in line with the treatment for other colleagues.

The committee welcomes the simplification of the UK regulatory framework, and notes the importance of ensuring compliance with differing governance standards and shareholder expectations where applicable, as well as the expectations set out under the UK Corporate Governance Code. Further consideration will be given to the longer-term application of the updated regulations during the next Policy review.

Vesting of RSP awards granted in 2023

RSP awards were granted to the Group Chief Executive Officer (Group CEO), Paul Thwaite, and the Group Chief Financial Officer (Group CFO), Katie Murray, in March 2023 in respect of performance year 2022.

Ahead of the awards vesting, the committee carried out a pre-vest underpin check, assessing if anything had come to light since the awards were granted which would change its original view of performance. The committee concluded no pre-vest adjustments were necessary, so the award will begin vesting in March 2026. Full details of the RSP awards can be found on page 154.

Given Mr Thwaite was not an executive director in 2022, his vesting schedule for this award is eligible for acceleration due to the recent regulatory changes and will vest in March 2026 and March 2027. No amendments will be made to the vesting schedule for Ms Murray's outstanding awards given all her unvested awards are in relation to her time as an executive director, and these will progress based on the original vesting schedule.

Annual bonus for 2025

The assessment of performance against annual bonus scorecards resulted in an outcome of 85.18% for both Mr Thwaite and Ms Murray. The committee agreed the final outcome was representative of performance and there were no unforeseen external impacts that made it necessary to adjust the resulting award levels. The annual bonus performance measures and targets for 2025 were set out in the 2024 Directors' remuneration report. Full details of the performance achieved against the measures and targets can be found on pages 151 and 152.

Performance measures	Weighted outcome
Financial (60%)	**53.65% out of 60%**
Group RoTE (25%)	19.93%
Attributable profit (25%)	23.72%
Group operating expenses, excluding litigation and conduct costs (10%)	10.00%
Non-financial (40%)	**31.53% out of 40%**
Customer (20%)	18.01%
Colleague (10%)	6.06%
Simplification (10%)	7.46%
Final outcome approved by the committee	
Group CEO	85.18%
Group CFO	85.18%

Grant of 2026 PSP awards

Following a pre-grant test which confirmed that satisfactory performance was achieved in 2025, the committee has approved the grant of PSP awards at maximum level (300% of earned salary) for Mr Thwaite and Ms Murray in March 2026.

The awards will be subject to a three-year performance period running from 1 January 2026 until 31 December 2028, and will be assessed against a challenging pre-determined scorecard of measures pre-vesting. The table below summarises the performance measures that will apply to the 2026 PSP awards. Full details of the PSP scorecard measures for 2026 to 2028 are detailed on pages 159 and 160.

Financial metrics	Weighting	Non-financial metrics	Weighting
Group RoTE	30%	Strategic measures	25%
Relative Total Shareholder Return (TSR)	30%	Sustainability	15%
Total	60%	**Total**	40%

Directors' remuneration report continued

Looking ahead – implementation of the Policy for 2026

In 2025, the committee reviewed its approach to benchmarking for executive directors. The committee believes remuneration benchmarking should not be the driving factor behind the positioning of remuneration, but that robust benchmarking should be undertaken to inform and support the committee in its decision-making.

The benchmarking peer group since 2018 has comprised a group of similar sized banks and other financial services organisations listed in the UK, Europe, Canada and Australia. Following a detailed review, it was concluded that going forward remuneration should primarily be considered against our fellow FTSE 30 banks (taking into account factors such as the size and complexity of the individual peers when making a judgement on relative positioning). The committee will also consider data for the broader FTSE 30, as well as FTSE 50 Financial Services companies. This updated approach more accurately reflects the market NatWest Group operates in for executive talent. It also recognises that pay models for UK banks are materially different to those in international banks, and are now more closely aligned to the broader UK market, particularly in light of regulatory simplification.

Should any material change to our pay structures be made in the future, detailed benchmarking analysis will be presented within our remuneration report at the appropriate time.

In December 2025, the committee approved salary increases of 3.25% for the Group CEO and the Group CFO, effective from 1 April 2026. Negotiations with Unite, one of our recognised employee representatives, regarding pay and conditions for the wider workforce for 2026 were ongoing at the time this report was prepared. The committee acknowledges that shareholders generally expect any increases in executive director base salary to align with those awarded to the relevant wider workforce in the same locality. As negotiations had not concluded by the publication date, the final outcomes relating to wider workforce UK salary increases will be disclosed in the 2026 Directors' remuneration report.

Each year we ensure appropriate engagement with our major shareholders and other stakeholders on pay. In 2025, we wrote to our 10 largest shareholders who together represent c.40% of our investor base, alongside our proxy advisers and the UK regulators, sharing our approach for the implementation of the Policy in 2026. All interactions were positive, with no concerns raised.

Looking ahead, we are committed to ensuring we can continue to attract and retain senior executives of the calibre required for NatWest Group and our market context. With this in mind, the committee will continue to monitor remuneration developments in the market. The committee has observed the significant changes to leverage and fixed pay in 2025 at the other UK listed Level 1 banks and will monitor closely the operation of policies within the sector resulting from the recent changes to the remuneration regulations. In light of these factors, we hold open the possibility of returning to shareholders for a revised policy at the 2027 NatWest Group plc AGM, a year earlier than the normal triennial policy cycle, to ensure our high-performing management team continues to be appropriately compensated.

I would like to thank our shareholders for their ongoing support, my fellow committee members for their valuable contributions and our colleagues for their focus on our customers and communities.

Lena Wilson, CBE
Chair of the Group Performance and Remuneration Committee

12 February 2026


NatWest

Remuneration at a glance

Executive director remuneration outcomes (£000's)

		Paul Thwaite					Katie Murray				
		Fixed pay	Bonus	RSP	Sharing in Success	Total	Fixed pay	Bonus	RSP	Sharing in Success	Total
Pay outcomes	Single figure 2025	2,538	1,499	2,533	1	**6,571**	1,713	1,022	2,571	1	**5,307**

Fixed pay | Annual bonus | RSP award | Sharing in Success

	Fixed pay (£000's)	2025 Annual bonus	2023 RSP vesting	2026 PSP pre-grant
Paul Thwaite	**2,538**	Scorecard assessment: Financial 53.65% (89% of max); Non-financial 31.53% (79% of max); (85.18% of max) Maximum: Financial 60%; Non-financial 40%	**100% of award (maximum) vesting in March 2026, underpin tests met in full.**	**300% of earned salary to be granted in March 2026.**
Katie Murray	**1,713**	Scorecard assessment: Financial 53.65% (89% of max); Non-financial 31.53% (79% of max); (85.18% of max) Maximum: Financial 60%; Non-financial 40%	**100% of award (maximum) vesting in March 2026, underpin tests met in full.**	**300% of earned salary to be granted in March 2026.**
		→ See pages 151 and 152 for more details.	→ See page 154 for more details.	→ See pages 159 and 160 for more details.

Remuneration at a glance continued

Summary of the directors' remuneration policy (the Policy) and implementation in 2026

Key elements	Performance year	Variable pay grant year / Years (+1 +2 +3 +4 +5 +6 +7 +8 +9 +10)	Summary of Policy
Base salary	Paid over performance year		Any increases will take in-role performance into account. Increases will normally not be greater than the average rate of salary increase for NatWest Group employees over the period of the Policy, other than in exceptional circumstances such as material change in the executive director's role.
Pension	Paid over performance year		The pension allowance rates for executive directors are aligned with the rate applicable to the majority of the wider workforce (currently at 10% of base salary).
Benefits	Paid over performance year		Standard level of benefit funding, currently set at £26,250. Other benefits can be paid within the terms of the Policy.
Fixed Share Allowance	Paid over performance year	20% 20% 20% 20% 20% Released in equal tranches over a five-year period	An award of shares with an annual value of up to 100% of base salary at the time of award. Shares released over five years. Payable broadly in arrears over the performance year, currently in four instalments per year.
Sharing in Success		100% shares Paid upfront	**Maximum award:** £1,500 per colleague. **Operation:** Subject to Group performance criteria being met, awards will be delivered in shares.
Bonus	Performance year	50% cash 50% shares, 50% Paid upfront; Share element subject to 12 months' retention period	**Maximum award:** 150% of earned salary. **Operation:** Awarded upfront with a 50/50 split of cash and shares. Based on a weighted scorecard of measures, as set out below. A downwards risk modifier also applies. See pages 157 and 158 for more detail on the measures for 2026.

Financial metrics	Weighting	Non-financial metrics	Weighting
Group RoTE	25%	Customer	20%
Attributable profit	25%	Colleague	10%
Group operating expenses, excluding litigation and conduct costs	10%	Strategy	10%
Total	60%	**Total**	40%

Key elements	Performance year	Variable pay grant year / Years	Summary of Policy
Performance Share Plan (PSP)	Granted provided satisfactory performance over year	After three years, performance assessed against a challenging scorecard of metrics 75% → 75%; 25% → 25% 75% vests after year three, and is subject to a two-year holding period. The remaining 25% vests after year four, and is subject to a one-year holding period	**Maximum award:** 300% of earned salary. **Operation:** Delivered in shares. Subject to satisfactory performance pre-grant, and after three years' performance is assessed against a challenging pre-determined scorecard of metrics pre-vesting. **Metrics:** Includes a mix of financial (minimum of 50%) and non-financial measures, as set out below. A risk and conduct underpin also applies. See pages 159 to 160 for more detail on the measures for 2026-2028.

Financial metrics	Weighting	Non-financial metrics	Weighting
Group RoTE	30%	Strategic measures	25%
Relative Total Shareholder Return (TSR)	30%	Sustainability	15%
Total	60%	**Total**	40%

Key elements	Performance year	Variable pay grant year / Years	Summary of Policy
Share ownership		Ongoing	**Group CEO:** 500% of salary. **Group CFO:** 300% of salary. On leaving, requirement to hold shares of a value equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years.
Malus and clawback		Subject to malus provisions prior to vesting. Subject to clawback provisions for seven years from grant Clawback extended to 10 years in certain circumstances	Any variable pay awarded is subject to malus provisions prior to vesting, and clawback provisions – currently seven (and potentially up to 10) years from the date of award. See page 150 for further details.

The directors' remuneration policy and wider workforce remuneration

Pay linked to strategy and sustainability priorities

Ambition
Succeeding with customers

Purpose
The bank that turns possibilities into progress

We ensure that our compensation framework aligns to our business strategy and sustainability priorities. Pay for executive directors is aligned with the wider workforce, but distinguished through the use of long-term incentive awards and a requirement for executive directors to maintain a holding of shares in NatWest Group both during and after their employment. These deliberate differences recognise that it is in the best interests of our stakeholders for executive directors to have a proportion of their remuneration paid in shares and to be subject to long-term shareholding requirements.

Total remuneration

Fixed pay

Salary and pension funding
Provided to all colleagues.
A competitive cash salary, reviewed annually. Pension funding is 10% of base salary for UK employees.

Benefit funding
Applies to certain jobs.
Some colleagues receive funding to support benefit costs, such as private medical cover, or take the relevant amount as cash.

Role-based allowances
Applies to some Material Risk Takers (MRTs) only.
Delivered in cash and/or shares, dependent on allowance level and seniority.

Variable pay

Annual bonus
Applies to mainly manager grade and above including executive directors.
Subject to performance. Awards delivered in cash and/or shares.

Long-term incentive
Applies to executive directors and members of senior executive committees.
Subject to performance. Awards delivered in shares.

Sharing in Success
Provided to all colleagues.
Subject to performance. Awards delivered in shares.

Performance measures

Annual bonus
- Financial measures including Group RoTE, attributable profit and Group operating expenses.
- Non-financial measures including customer, colleague and strategy measures.
- Downwards risk modifier.

PSP awards
- Financial measures including Group RoTE and Relative TSR.
- Non-financial measures including sustainability and strategic measures.
- Risk and conduct underpin.

Sharing in Success
- Succeeding with customers.
- Underpinned by financial performance, our approach to risk and delivering value for shareholders.

Alignment with our strategy and sustainability priorities

- Linking performance with pay encourages everyone to recognise customer outcomes across the bank.
- Pay is delivered in a way that aligns with the long-term interests of our stakeholders. For those who receive higher amounts of remuneration, a larger proportion is delivered in shares.
- Our balanced scorecard of measures and targets helps incentivise strong financial and risk performance as well as outcomes aligned to our strategy.
- Colleague measures in our annual bonus scorecard include purpose and culture targets, and our PSP scorecard includes measures on increasing diversity in our senior populations. Sustainability metrics, which include climate measures, are also part of our PSP scorecard.
- The performance goals and measures agreed for executive directors flow through to the executive management team and wider workforce, adjusted as appropriate to reflect individual areas of responsibility.
- For our wider workforce, the annual bonus pool is based on performance against a balanced scorecard of strategically important measures that broadly align with the position for the executive directors and the executive management team.
- The Sharing in Success scheme provides a further way for sustainable performance to be reflected in pay decisions throughout the organisation.

→ **Details of performance against the 2025 targets for executive directors can be found later in this report. Refer to pages 39 to 73 for our sustainability review.**

Strategy
Disciplined growth | Leveraging simplification | Active balance sheet and risk management

Stakeholders
Investors | Customers | Colleagues | Communities | Regulators

The directors' remuneration policy and wider workforce remuneration continued

Engaging with our colleagues and wider stakeholders

We listen to our colleagues and shareholders regularly and use their feedback to inform our approach to remuneration.

- We help colleagues to have an awareness of financial and economic factors affecting our performance through quarterly Results Explained communications and events with our Group CEO and Group CFO.
- We consult with our employee representative bodies on remuneration at relevant points during the year.
- Regular question and answer sessions take place between colleagues and senior executives throughout the year.
- Our committee Chair regularly engages with shareholders to seek feedback to guide our decision-making.
- We consult with the relevant regulators, following any updates and aligning with best practice as appropriate.
- The committee also receives updates on pay gaps and monitors the actions being taken to close them.
- Our colleague survey, Our View, enables us to track metrics and key performance indicators, which we can benchmark with sector and high-performing comparisons.


Colleagues
Society
Investors
Key stakeholders to executive director and wider workforce remuneration
Regulators and Government
Employee Representative Bodies

Colleague listening

Our colleague survey, Our View, enables colleagues to share their experiences of working at NatWest Group. In September 2025, 83% of colleagues took part in the survey.

The results showed continued strong performance, particularly when compared to the Global Financial Services and Global High Performance norms. Marginal gains were achieved across most categories, demonstrating systemic improvements. Specifically, eight out of 14 categories improved, two remained static, and four declined compared with September 2024.

The Colleague Advisory Panel

The Colleague Advisory Panel (CAP) remains a vital part of NatWest Group's governance and listening strategy, ensuring that the voice of colleagues is heard and considered at Board level. Chaired by non-executive director Roisin Donnelly, the CAP met twice in 2025 – March and September – with strong cross-functional representation and active engagement from Board members. CAP membership is refreshed regularly and currently comprises 31 self-nominated colleagues, representing a cross-section of the bank by grade, business area, location and working pattern.

The March meeting focused on executive remuneration and the introduction of NatWest Group's new core behavioural framework. Lena Wilson presented the directors' remuneration policy ahead of the 2025 NatWest Group plc AGM vote, inviting CAP members to reflect on how pay structures influence performance culture. The discussion explored performance targets, the transparency of bonus mechanisms and the alignment between executive and wider workforce pay.

The March meeting also covered NatWest Group's new behavioural framework, which was designed to simplify and embed desired behaviours across the organisation. CAP members welcomed the clarity of the framework and emphasised the need for well-paced communication and a desire for practical examples to help colleagues understand how the new behaviours would be experienced in their day-to-day roles.

The second CAP meeting in September included a session on Recognise, NatWest Group's new global recognition approach, which launched in October 2025. CAP members explored how recognition contributes to motivation and performance. Members emphasised the need for manager support to embed recognition into everyday practice and ensure it is experienced equitably across the organisation.

Across both meetings in 2025, CAP members posed thoughtful and challenging questions to the non-executive directors present. Updates on the CAP are made available to all colleagues internally on the dedicated CAP intranet page.

→ **For more information on our new behaviours and global recognition approach, see our Skilled, engaged and inclusive workforce section on pages 59 to 63.**

Embedding Beyond: Strengthening performance and recognition at NatWest Group

In 2025, we continued to embed Beyond – our performance management philosophy launched in 2024 – across the bank. Beyond is designed to support our performance culture through ambitious and meaningful colleague goals, regular developmental feedback, and frequent supportive check-in conversations. This year, we saw more colleagues actively reviewing and updating their goals and saw a 28% rise in feedback shared. These improvements reflect our ambition to build a culture where everyone can thrive.

Pay awards for performance year 2024, the first year of working within the Beyond philosophy, reflected strong discretionary decision-making, with a broader range of increases compared to pay awards for performance year 2023. Notably, we received fewer pay appeals, suggesting that colleagues have a clearer understanding of pay and bonus decisions following extensive manager training in late 2024.

To further strengthen our performance culture, we reflected our new behaviours into how we manage performance in 2025 and enhanced the experience with AI-powered goal setting, feedback and check-in preparation prompts. We also launched Recognise, our new approach to recognition, which enables colleagues to be acknowledged 'in the moment' for their contributions. This means that recognition can be given quickly and easily, helping to reinforce positive behaviours and celebrate success as it happens.

Recognising that managing under-performance is a critical part of supporting all colleagues, we reviewed our process and identified over 100 areas where it could be improved. In response, we have aligned support processes with Beyond tools and updated our policy to offer colleagues structured support.

In determining performance outcomes, we consider both the achievements made and how they have been delivered. Our Code of Conduct sets out clear expectations of our behavioural standards. If a colleague's behaviour falls below these expectations, this will be reflected in their performance conversations, fixed pay progression and variable pay decisions (where their role is eligible).

We are making good progress in building an inclusive workplace. Performance measures to support progress in this area affect the pay of executive directors. Pay equality is a core feature of our approach to support fair pay across NatWest Group.

→ **Details on how we support our colleagues and create an inclusive workplace are in the Skilled, engaged and inclusive workforce section on pages 59 to 63. For more on our new behaviours, see our 'Winning Together' spotlight on page 61.**

→ **Our Code of Conduct can be found at natwestgroup.com.**

Fair pay and pay gap reporting

At NatWest Group, our goal is to succeed with customers. Having a diverse team enables us to understand our customers better and build a better business that represents the communities we serve. As part of our progress towards this, the committee has sight of a comprehensive view of our pay gap reporting on an annual basis. NatWest Group has been reporting on gender pay gaps since 2017, and ethnicity pay gaps since 2018. Pay gap reporting is a critical part of our Fair Pay Charter.

We are proud to be an accredited Living Wage Employer, demonstrating our commitment to setting pay levels above the real living wage rates. In 2025, we furthered our commitment to fair pay by achieving re-certification as a Global Living Wage Employer, recognising that our rates of pay for colleagues outside the UK are at or above the living wage threshold as defined by the Fair Wage Network.

→ **Full details of our pay gap reporting and Fair Pay Charter can be found at natwestgroup.com.**

2014
NatWest Group accredited as a Living Wage Employer

2017
NatWest Group releases its first annual gender pay gap report

2018
NatWest Group releases its first annual ethnicity pay gap report

2023
NatWest Group certified as a Global Living Wage Employer

2025
NatWest Group re-certified as a Global Living Wage Employer

The directors' remuneration policy and wider workforce remuneration continued

Summary of the directors' remuneration policy (the Policy)

The Policy was last approved by shareholders at the NatWest Group plc AGM on 23 April 2025 and will apply until the 2028 AGM, unless a revised Policy is approved by shareholders before then. As set out in the Chair's introduction, we have updated our remuneration approach for executive directors for PY 2025 and PY 2026 in light of the updated regulatory remuneration requirements. The changes we have made apply for PSP awards from PY 2025 onwards and are as follows: an amendment to the vesting schedule so awards vest across a four-year period, with 75% of the PSP award vesting after year three and subject to a two-year holding period, and 25% of the PSP award vesting after year four and subject to a one-year holding period; and replacing the previous discount methodology for prohibition of dividends on unvested shares with dividend equivalents. No changes are proposed to the delivery mechanism for the annual bonus for PY 2025 and PY 2026. The table below and over the page summarises the key elements of the Policy. The full Policy is available under the Governance section of natwestgroup.com.

Purpose and link to strategy	Operation	Maximum potential value
Fixed pay for executive directors		
Base salary – Providing fair levels of base salary that support the recruitment and retention of high-calibre executives to deliver strategic priorities.	Paid monthly in cash and reviewed annually based on role, skills and experience and benchmarked against market.	Any future salary increases will take in-role performance into account and will be considered against peer companies.
Fixed share allowance – Additional fixed pay that reflects the skills and experience required for the role and supports a balanced remuneration policy.	Fixed allowance paid in shares, in quarterly instalments. A retention period applies such that shares are released 20% annually, in five equal tranches, on a pro-rata basis over one to five years from the date of award.	An award of shares with an annual value of up to 100% of base salary at the time of award.
Benefits – A range of flexible and market-competitive benefits.	Includes a range of standard benefit options including company car, private medical cover, life assurance and travel assistance.	A set level of funding for standard benefits.
Pension – Encourages planning for retirement and long-term savings.	Monthly pension allowance paid in cash based on a percentage of salary.	Aligned with the wider workforce, currently 10% of base salary.
Variable pay for executive directors		
Annual bonus – Supports a culture where individuals are rewarded for superior performance, aligned with strategic objectives and purpose.	Assessed against a balanced scorecard of measures, paid in a mix of cash and shares taking into account regulatory requirements. A risk modifier also applies. A post-vesting 12-month retention period will apply to the amount delivered in shares.	Set at 150% of earned salary. Subject to malus and clawback provisions.
PSP awards – Supports the execution of the strategy and delivers strong performance over a multi-year period.	Awards are granted provided satisfactory performance has been achieved in the prior year ('pre-grant test'). After three years, performance is assessed against a range of pre-determined performance criteria pre-vesting. A risk and conduct underpin also applies. For PY 2025 onwards, 75% of the PSP award vests after year three and is subject to a two-year holding period, and 25% vests after year four and is subject to a one-year holding period.	Set at 300% of earned salary. Subject to malus and clawback provisions.
Other elements of the Policy for executive directors		
Shareholding requirements – Executive directors must build and hold a shareholding both during and after employment, helping align their interests with returns to shareholders over the long-term.	Shares held outright qualify towards the requirement, and unvested share awards count on a net-of-tax basis once performance conditions have been assessed. On leaving, executive directors are required to hold shares of a value equal to the lower of their shareholding requirement immediately prior to departure and the actual shareholding on departure, for two years.	Minimum target requirement: Group CEO – 500% of salary Group CFO – 300% of salary
Employee share plans and other all-employee arrangements – Provides an opportunity to acquire shares in the company on a consistent basis to the schemes offered to UK employees.	Executive directors can participate in all-employee share plans on the same terms as other employees, including Sharesave and Buy as You Earn, which do not have performance conditions. They also receive Sharing in Success awards at the same level as other employees.	For voluntary all-employee share plans, the maximum potential value is determined in line with the statutory limits imposed by HMRC in the UK or the limits under the relevant share plan rules. The maximum level of Sharing in Success award is currently £1,500 per annum.
Legacy arrangements – Ensures NatWest Group can continue to honour previous arrangements.	This Policy gives authority to honour any previous commitments or arrangements entered into with current or former executive directors.	In line with existing commitments and arrangements.

The directors' remuneration policy and wider workforce remuneration continued

Remuneration for the Group Chair and non-executive directors

Purpose and link to strategy	Operation	Maximum potential value
Fees – Competitive fixed remuneration that reflects the skills, experience and time commitment required to attract individuals to oversee the Board's strategy.	Fees are normally paid monthly in cash, with a portion of the net monthly fee being retained by the Company and used to purchase shares every quarter, in line with our shareholding policy.	Any increase to fees will not normally be greater than the average inflation rate or rate of salary increases for the wider workforce over the period of the Policy. The Group Chair is required to build towards a shareholding equivalent to four times the basic Board fee, and for non-executive directors the target is one times the basic annual Board fee.
Benefits – A level of benefits provided in line with market practice.	Benefits include travel assistance connected with Company business, including the use of a car and driver, where deemed appropriate. NatWest Group will cover related tax liabilities where appropriate and reimburse reasonable business expenses. The Group Chair is also entitled to private medical cover and life insurance.	The value of the private medical and life insurance cover provided to the Group Chair as well as other benefits provided under the Policy will be in line with market rates.

Other Policy elements for directors

Provisions	Operation
Notice and termination provisions	**Executive directors** Executive directors typically have permanent contracts with no fixed term and require 12 months' notice from either party to terminate employment, as per their service agreements. No pre-set provisions for compensation on termination exists. NatWest Group have discretion to pay in lieu of notice (based on salary only) in monthly instalments, which are reduced as appropriate if the director gains alternative work. Upon termination of an executive director's employment, the treatment of each of the elements of remuneration will be determined in accordance with the full Policy and plan rules as relevant. See link below to the full Policy. **Group Chair and non-executive directors** The Chair and non-executive directors have letters of appointment instead of contracts. There are no notice periods or termination compensation beyond payment for time served. Non-executive directors are appointed for an initial three-year term, subject to annual shareholder re-election, and may serve a further three-year term. Typically, tenure is limited to nine years, with any extensions beyond this explained in the NatWest Group plc Annual Report and Accounts. The Chair is exempt from the Board appointment policy, but follows the UK Corporate Governance Code's maximum nine-year tenure rule. All directors stand for annual (re-)election at the NatWest Group plc AGM. All director appointment dates are in the Corporate governance report.

→ **The full Policy is available under the Governance section of natwestgroup.com, along with the full terms of reference of the Group Performance and Remuneration Committee.**

Adjusting remuneration in light of new information

An accountability review process allows NatWest Group to respond where new information would change our variable pay decisions made in previous years and/or the decisions to be made in the current year. The process is used to apply commensurate ex-post risk adjustments to variable pay, where material failure of risk management, material error or employee misbehaviour are identified. Malus provisions allow us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback can be used to recover variable pay awards that have already vested and we can also apply in-year bonus reductions to adjust variable pay that would otherwise have been awarded for the current year. The circumstances in which we may make adjustments include:

- Conduct which results in significant financial losses for NatWest Group;
- An individual failing to meet appropriate standards of fitness and propriety;
- An individual's misbehaviour or material error;
- NatWest Group or the individual's business unit suffering a material failure of risk management; and
- For malus and in-year bonus reduction only, circumstances where there has been a material downturn in performance of the relevant business unit.

This list is not exhaustive and further circumstances may be considered where appropriate.

Malus can be applied to any unvested awards. For all MRTs, clawback can be applied for at least seven years after an award is granted, and this period can be extended to 10 years post grant in certain circumstances for our most senior colleagues. These periods take account of the fact that new information may take several years to come to light after an event.

Adjustments in 2025

Since the last Directors' remuneration report, no new matters have been raised in relation to the executive directors. We will advise of any changes in future disclosures.

Annual remuneration report

Single total figure of remuneration for executive directors for 2025 (audited)

	Paul Thwaite		Katie Murray	
	2025 £'000	2024 £'000	2025 £'000	2024 £'000
Base salary	**1,173**	1,142	**800**	788
Fixed share allowance(1)	**1,173**	1,142	**800**	788
Benefits(2)	**75**	92	**33**	42
Pension(3)	**117**	97	**80**	79
Total fixed remuneration	**2,538**	2,474	**1,713**	1,697
Annual bonus(4)	**1,499**	890	**1,022**	599
Long-term incentive(5)	**2,533**	1,572	**2,571**	2,224
Sharing in Success(6)	**1**	1	**1**	1
Total variable remuneration	**4,033**	2,463	**3,594**	2,824
Total remuneration	**6,571**	4,936	**5,307**	4,520

(1) **Fixed share allowance:** The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions.
(2) **Benefits:** Includes standard benefit funding at £26,250 per annum. For both executive directors, this includes travel assistance in connection with company business (Mr Thwaite: £45,258; Ms Murray: £3,623) and assistance with home security (Mr Thwaite: £3,380; Ms Murray: £3,380).
(3) **Pension:** Executive directors receive a monthly pension allowance of 10% of base salary and can choose to participate in the company's pension arrangements.
(4) **Annual bonus:** In determining bonus awards for 2025, the committee assessed performance against financial and non-financial measures as set out below and on the next page.
(5) **Long-term incentive:** The 2025 value relates to RSP awards granted in 2023 in respect of performance year 2022. Full details are set out on page 154. The 2024 value relates to LTI awards granted in 2022 in respect of performance year 2021. Full details are set out in the 2024 Directors' remuneration report.
(6) **Sharing in Success:** The values relate to Sharing in Success awards delivered in NatWest Group shares to all eligible colleagues (including executive directors). Shares with a grant value of £1,275 per colleague were made in respect of 2024 performance (adjusted for local salary levels). See page 141 for details of the performance conditions.

Annual bonus performance assessment for 2025

The maximum bonus award was set at 150% of base salary for 2025, with bonus awards of 50% of maximum available for the achievement of target performance. The committee considered performance against financial and non-financial measures (set to reflect our strategy as well as risk performance by the executive directors). The outcome of this assessment is set out in full on the next page.

The committee noted that in 2025 Mr Thwaite had overseen the delivery of strong results and share price growth. Feedback from the Group Chair and other stakeholders reflected that Mr Thwaite had adopted a thoughtful approach to enterprise risk management and had demonstrated strong strategic and operational leadership.

In respect of Ms Murray, the committee noted that there had been good financial performance throughout 2025, with a focused effort on capital and balance sheet management, costs and efficiency, supporting delivery against the bank's strategic and financial targets.

A consistent programme of investor engagement throughout 2025 was recognised, further improving investor sentiment and supporting shareholder diversification. Throughout the year, Ms Murray also maintained effective risk management discipline and demonstrated strong strategic, operational, and cultural leadership.

The committee agreed the final outcome was representative of performance and there were no unforeseen external impacts that made it necessary to adjust the resulting award levels.

The final bonus amounts are set out below. Awards will be made in early 2026, split equally between cash and shares (with the shares subject to a 12-month retention period). Malus and clawback provisions apply to the awards.

	Maximum award	Final bonus award	Award level %
Paul Thwaite	£1,759,492	£1,498,736	85.18%
Katie Murray	£1,199,654	£1,021,865	85.18%

Annual remuneration report continued

Annual bonus performance assessment for 2025

Annual bonus measures	Performance achieved in 2025 Minimum (10% payable)	On target (50% payable)	Maximum (100% payable)	Weighting	Weighted outcome
Financial (60%)					
Group RoTE.[1]	**15.0%**	**16.4%**	**18.3%**	25%	19.93%
		Achieved 17.5%			
Attributable profit.[1]	**£4.1 billion**	**£4.5 billion**	**£5.1 billion**	25%	23.72%
			Achieved £5.0bn		
Group operating expenses, excluding litigation & conduct.[2]	**£8.2 billion**	**£8.1 billion**	**£8.0 billion**	10%	10.00%
			Achieved £8.0bn		
Non-financial (40%)					
Customer					
Group measure using Net Promoter Score (NPS) methodology across the customer franchises, reflecting the contribution of each franchise to Group income. Where NPS is not available for NatWest Markets, an internal Customer Touchpoint Rating (CTR) and independent deal league tables is applied to assess NatWest Markets' customer performance.[3]		**Meet target on average**		20%	18.01%
			Target exceeded on average		
Colleague					
Progress against purposeful leadership targets.	**77**	**85**	**87**	3.33%	2.50%
		Achieved 86			
Progress against performance culture targets.	**73**	**83**	**85**	3.33%	2.50%
		Achieved 84			
Increasing diversity in our senior roles.[4]	**16.8%**	**17.9%**	**18.5%**	3.33%	1.06%
	Achieved 17.4%				
Simplification					
% of Retail customers banking entirely Digital.[5]	**79%**	**80%**	**82%**	3.33%	3.20%
			Achieved 81.8%		
% of Commercial and Institutional (C&I) customers banking Digital first.[6]	**83%**	**85%**	**87%**	3.33%	1.43%
	Achieved 84.5%				
Average deployment frequency for features and digital services.	**11 days**	**7 days**	**5 days**	3.33%	2.83%
		Achieved 5.6 days			
Downward risk modifier (0-100%)					
No downward risk modifier was applied for the Group CEO or Group CFO.				Final outcome	85.18% (CEO) 85.18% (CFO)

The reconciliation to the report figures and footnotes for the table above is set out on the next page.

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Reconciliation to reported figures and footnotes

	Amount (£bn)(7)	Group RoTE	Group attributable profit excluding notable items (£bn)	Group operating costs, excluding litigation and conduct costs (£bn)
Reported figure		19.2%	5.5	(8.1)
Base rate adjustment	0.1	(0.2%)	(0.0)	
Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments and other income not driven by management actions	0.2	(0.5%)	(0.1)	
Incremental capacity created, utilised in strategic investments and de-risking 2026	(0.1)	0.3%	0.1	0.1
Timing of FX and conduct losses and tax rate alignment	0.2	(0.8%)	(0.2)	
Deferred Tax Asset write-back	0.1	(0.4%)	(0.1)	
Figures used in bonus scorecard		17.5%	5.0	(8.0)

(1) For the purpose of assessment under the bonus scorecard, adjustments are made to the published RoTE and attributable profit to exclude material factors outside of management's control. For RoTE, items will only be adjusted if this results in an impact of at least 0.25%. For performance year 2025, these include:
   a. Material changes in base rate from that assumed at the beginning of the year;
   b. Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, and the timing of FX losses;
   c. Deferred tax asset and effective tax rate changes;
   d. Other income not driven by management actions; and
   e. Impact of incremental capacity created, utilised in strategic investments and de-risking 2026.

(2) For operating expenses, adjusting for the impact of incremental capacity created, utilised in strategic investments and de-risking 2026.

(3) Targets: Retail Banking: Improve NatWest Retail Main Bank NPS to +23 and improve NatWest Premier NPS to +23. Private Banking & Wealth Management: Improve Coutts NPS to +46 and improve Coutts £1m+ NPS to +54. Commercial & Institutional: Improve NatWest £0-750k NPS to -8, maintain NatWest £750k-£250m NPS at +5, improve NatWest £2m-£250m to +22, maintain >£250m NPS at +27, decline in RBSI NPS to +43, improve RBSI International & Affluent NPS to +45, NatWest Markets maintain average Customer Touchpoint Rating (CTR) of 78% and ranking in 4 independent Deal League Tables (Top 3 in GBP issuance for Investment Grade corporates, Sovereign Supranationals and Agencies GBP, Financial Institutions GBP and 1st for Private Placements for UK issuers). We met or exceeded 11 out of the 12 customer goals set for 2025. The weighted average rating across these 12 targets means that the Customer outcome is 18.01%.

(4) NatWest Group's management structures were revised during 2025. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of 2025 with performance assessed at 31 December 2025. For full details on our inclusion targets, see our Creating an inclusive workforce section on pages 62 and 63.

(5) Retail franchise customers with active current accounts that have accessed a digital platform (online or mobile) and not used a branch or telephony for 90-days in the reporting period ending 31 December 2025. Inactive customers and customers with no channel usage excluded. Mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement.

(6) C&I franchise (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period. Access to an account through a digital channel may not result in a transaction.

(7) Amounts quoted are pre-tax whereas RoTE and attributable profit impacts are post tax.

Figures may not cast due to rounding.

Annual remuneration report continued

Vesting of 2023 RSP awards (audited)

RSP awards were granted to Mr Thwaite and Ms Murray in March 2023 in respect of performance year 2022.

At the end of 2025, a RSP pre-vest underpin assessment took place to review whether anything had come to light which might call into question the original award. The committee made an assessment at the end of the three-year performance period (covering financial years 2023 to 2025) to determine whether sustainable performance has been achieved. The outcome was reviewed using the pre-vest underpin criteria detailed in the summary table opposite.

The underpin assessment found that the level of capital held relative to minimum capital requirements and total distributions paid relative to our distribution policy were satisfactory, and there had been no material deterioration in the risk or regulatory compliance profile since grant.

The committee also considered any potential windfall gains, particularly looking at any significant fall in the share price prior to the date of the grant in March 2023, as well as the change to the NatWest Group share price over the pre-vest period versus our market peers. Considering all these factors, the committee concluded there was no need to make any adjustment, and that the final outcome and value in light of the shareholder experience over the same period was fair.

A summary of the number of shares vesting is set out in the table at the top of this page, along with the estimated vesting values for the 2023 RSP award, as set out in the single total figure of remuneration table on page 151.

As set out in the Chair's introduction, due to the recent regulatory changes, the shares will vest in March 2026 and March 2027 for Mr Thwaite as a result of accelerated vesting, given he was not an executive director at the time of grant.

	Paul Thwaite		Katie Murray	
2023 RSP award	Shares	Value	Shares	Value
Number of shares at grant	425,074	£937,500	431,451	£951,563
Reduction for pre-vest underpin assessment	–	–	–	–
Number of shares vesting	425,074	–	431,451	–
Increase in value due to share price	–	£1,595,346	–	£1,619,281
Estimated vesting value	–	£2,532,846	–	£2,570,844

(1) The estimated vesting value is based on share price of £5.9586, the average over the three-month period from October to December 2025. The actual vesting value, based on the share price on the vesting date, will be restated in the 2026 NatWest Group plc Annual Report and Accounts.

Pre-vest test criteria

A sustainable level of performance over the period with reference to:	Actual	Outcome
The level of capital held relative to minimum capital requirement.	The level of capital held throughout the period between grant and vest (2023-2025) exceeded all minimum ratios under the UK adoption of the Capital Requirements Regulation.	✓ Met
Total distributions paid relative to our distribution policy.	Ordinary dividend distributions across 2023-2025 were in line with external guidance of approximately 40% of attributable profit from 2023-2024 and approximately 50% of attributable profit projected in 2025.	✓ Met
No material deterioration in the risk or regulatory compliance profile or control environment of the bank, or serious conduct or reputational event.	Our underpin assessment indicated no material deterioration in risk performance at NatWest Group level since grant. Any material events identified in the intervening period were, where necessary, dealt with in the applicable performance year.	✓ Met
Award (% maximum) vesting		100%

For Ms Murray, who was an executive director at the time of grant, the shares will vest in equal amounts between 2026 and 2030, with each vested tranche subject to a 12-month retention period.

Malus and clawback provisions continue to apply to all awards.

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Scheme interest – RSP awards granted during 2025 (audited)

	Grant date	Face value	Award price[1]	Shares awarded[2]	Vesting levels	Performance requirement
Paul Thwaite	07-Mar-25	£1,713,365	£3.7933	451,682	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2024. The committee will make a further assessment at the end of the three-year performance period (covering financial years 2025 to 2027) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed by the committee using the underpin criteria - 1. The level of capital held relative to the maximum distribution amount. 2. Total distributions paid relative to our distribution policy. 3. Any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event. The committee will also use their broader discretion to verify that the vesting out-turn aligned to shareholder experience over the period. Full details are also disclosed in the 2024 Directors' remuneration report.
Katie Murray	07-Mar-25	£1,181,928	£3.7933	311,583		

(1) The award price shown is calculated as the average share price over the five days prior to the grant date, discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period. For reference, the full market price of NatWest Group shares at the time of grant for the 2025 RSP awards was £4.7284.

(2) The conditional share awards equated to 150% of earned salary. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2028 and 2032. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

PSP awards to be granted for 2025 (audited)

Following a pre-grant test which confirmed that satisfactory performance was achieved in 2025, the committee has approved the grant of PSP awards at maximum level (300% of earned salary) for Mr Thwaite and Ms Murray in March 2026.

The awards will be subject to a three-year performance period starting on 1 January 2026 and ending on 31 December 2028, and will be assessed against a challenging pre-determined scorecard of measures pre-vesting. Under each component of the performance scorecard, 25% of maximum will normally vest for threshold performance and 100% of maximum will normally vest for maximum performance, with vesting on a straight-line basis between these two points.

Full details of the PSP scorecard measures for 2026 to 2028 are detailed on pages 159 and 160.

Payments for loss of office and payments to past directors (audited)

Former Group CEO Alison Rose's employment ended on 26 July 2024 following the completion of her contractual notice period. As part of the settlement agreement, Ms Rose retained access to security services for 12 months following the end of her employment. This provision ended on 26 July 2025. The total cost associated with this service from August 2023 to July 2025 was £14,730. Full details of Ms Rose's notice period arrangements are disclosed in the 2023 Directors' remuneration report.

There are no other payments to past directors to disclose for 2025.

Annual remuneration report continued

Remuneration for the Group Chair and non-executive directors in 2025

With effect from 1 May 2025, the Group Chair's composite fee was increased from £800,000 to £826,000 per annum and the basic Board fee was increased from £88,000 to £92,000 per annum. The basic Board fee increase reflected the continued time commitment, responsibilities and expectations of our directors as they further develop as a high-performing Board, whilst ensuring ongoing competitiveness with comparable major UK companies. All other Board and committee fees were increased in line with, but not exceeding, the 2024 global workforce % increase (3.3%), as detailed in the table below. The Colleague Advisory Panel (CAP) Chair fee, which had not been increased since the CAP was established in 2018, was increased from £15,000 to £15,500 from 1 May 2025. All changes were within the scope of the Policy approved by shareholders and no directors were involved in decisions involving their own remuneration.

	2025 fees £	2024 fees £	Increase %
Group Chair – composite fee	**826,000**	800,000	3.25
Basic Board fee	**92,000**	88,000	4.55
Senior Independent Director (SID)	**38,000**	37,000	2.70
Chair – GAC, BRC and RemCo(1)	**80,000**	77,500	3.23
Chair – TISC(2)	**69,500**	67,500	2.96
Member – GAC, BRC and RemCo(1)	**37,000**	36,000	2.78
Member – N&G(1)	**17,000**	16,500	3.03
Member – TISC(2)	**34,000**	33,000	3.03

(1) GAC (Group Audit Committee), BRC (Group Board Risk Committee), RemCo (Group Performance and Remuneration Committee), N&G (Group Nominations and Governance Committee).
(2) TISC (Group Technology, Innovation and Simplification Committee) first met in June 2025 and as its areas of focus were an evolution of the former Group Sustainable Banking Committee (SBC), it was agreed that the SBC Chair and member fees should be applied to the TISC Chair and members respectively.

For NatWest Group plc Board directors who also serve on the boards and committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc, the fees above reflect membership of all four boards and their respective Board committees. Non-executive directors may also receive fees for membership of other subsidiary company boards and committees, the value of which would be included below. No variable pay is provided to the Group Chair and non-executive directors. Further details of Board and committee members and their attendance at meetings can be found in the Board report and relevant committee reports.

Total remuneration for the Group Chair and non-executive directors in 2025 (audited)

	Fees		Benefits(1)		Total	
	2025 £'000	2024 £'000	2025 £'000	2024 £'000	2025 £'000	2024 £'000
Group Chair (composite fee)						
Rick Haythornthwaite	**817**	596	**124**	68	**941**	664
Non-executive directors						
Josh Critchley(2)	**15**	–	**1**	–	**16**	–
Frank Dangeard(3)	**91**	287	**0**	3	**91**	290
Roisin Donnelly	**176**	147	**6**	6	**182**	153
Patrick Flynn	**244**	216	**11**	9	**255**	225
Geeta Gopalan	**198**	44	**5**	3	**202**	47
Yasmin Jetha	**160**	153	**3**	4	**163**	157
Stuart Lewis	**223**	216	**5**	6	**228**	222
Mark Seligman(4)	**53**	211	**1**	9	**54**	220
Gill Whitehead(5)	**158**	–	**8**	–	**166**	–
Lena Wilson	**285**	248	**17**	23	**303**	271

(1) The benefits column for the Group Chair includes travel assistance in connection with company business, as well as private medical cover, life cover and expenses in connection with travel and attendance at Board meetings. Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings.
(2) Mr Critchley was appointed to the Board with effect from 3 November 2025.
(3) Mr Dangeard stepped down on 23 April 2025, he received the Chair of NatWest Markets Plc fee until that date. This annual fee was detailed in the 2024 Directors' remuneration report as £290,000 per annum.
(4) Mr Seligman retired on 31 March 2025.
(5) Ms Whitehead was appointed to the Board with effect from 8 January 2025.

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Implementation of remuneration policy in 2026

Pay arrangements

In December 2025, the committee approved salary increases of 3.25% for the Group CEO and the Group CFO, effective from 1 April 2026. Pay arrangements for the 2026 performance year are set out below. Both executive directors will receive annual bonus and PSP awards in March 2026 in respect of the 2025 performance year. Full details of these awards can be found on pages 151 and 155.

	Salary (1 Jan 2026)	Salary (1 Apr 2026)	Standard benefits(1)	Pension	Fixed share allowance(2)	Maximum bonus award for 2026(3)	Maximum PSP award for 2026(4)
Paul Thwaite	£1,178,773	£1,217,083	£26,250	10% of salary	100% of salary	£1,811,258	£3,622,517
Katie Murray	£803,709	£829,830	£26,250	10% of salary	100% of salary	£1,234,950	£2,469,899

(1) Amounts shown relate to standard benefit funding. Executive directors are also entitled to benefits such as travel assistance and security arrangements in line with the Policy and are eligible to participate in all-employee share plan arrangements on the same basis as colleagues.
(2) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The shares will be released in equal amounts over a five-year period.
(3) The maximum bonus award under the Policy is set at 150% of base salary and is calculated on salary earned over the year. The award is expected to vest at 50% where on-target performance is achieved across the scorecard.
(4) The maximum PSP award under the Policy is set at 300% of base salary and is calculated on salary earned over the year. The maximum value of the PSP award receivable by the Group CEO and Group CFO for 2026 would increase to £5,433,775 and £3,704,849 respectively in the event there was a 50% increase in the NatWest Group plc share price over the PSP three-year period from grant to vest.

Annual bonus and PSP for 2026

The committee intends to implement the Policy as follows:

Annual bonus performance assessment for 2026

The annual bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our strategy. For 2026, financial performance will represent 60% of the scorecard, with target ranges set in line with the budget. Non-financial measures will be focused across customer, colleague and strategy measures and will represent an aggregate of 40% of the scorecard in line with the UK regulators' expectations. A downward risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero, if considered appropriate.

Details of the targets for 2026 are on the next page. Some of the threshold and maximum targets are considered commercially sensitive and so, will be disclosed retrospectively at the end of the performance period in the 2026 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative. The maximum value of annual bonus awards is set at 150% of base salary for executive directors. The level of the award to be paid will normally increase on a straight-line basis between 10% of maximum for threshold performance, 50% of maximum for target performance and 100% of maximum opportunity for each scorecard measure. No award will be made if threshold performance, as determined by the committee, is not achieved.

All assessments of performance are subject to the committee's judgement to determine the appropriate outcome. Discretion will only be used by the committee when the application of the formulaic performance outcome drives an outcome which is considered unrepresentative of performance or when it is necessary to take into account strategic, economic or societal impacts that were not, or could not have been, accounted for at the point of agreeing the bonus scorecard.

Sharing in Success

For 2026, we will measure success based on succeeding with customers, underpinned by financial performance, our approach to risk and delivering value for shareholders.

Subject to performance criteria being met, awards will be delivered to all eligible colleagues, including executive directors, in NatWest Group shares. Awards have a maximum value of £1,500 per colleague (adjusted for local salary levels).

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Annual bonus performance measures and targets for 2026

Any targets not disclosed on the below scorecard will be disclosed retrospectively at the end of the performance period in the 2026 Directors' remuneration report, as the committee considers them to be commercially sensitive at this point in time. The targets will be disclosed alongside the actual level of performance achieved and associated narrative.

Category		Performance measures	Target	Weighting
Financial				**60%**
	Group RoTE (with CET1 underpin).		Target will be set with appropriate reference to external guidance.	25%
	Attributable profit.		Target will be set with appropriate reference to external guidance.	25%
	Group operating expenses, excluding litigation and conduct costs.		Target will be set with appropriate reference to external guidance.	10%
Non-financial				**40%**
	Customer	Group measure using Net Promoter Score methodology across the customer segments, reflecting the contribution of each segment to Group income. Where NPS is not applicable for Commercial and Institutional Banking (CIB) and NatWest Markets performance will be assessed using two independent deal league tables, and the Institutions Greenwich Quality Index (GQI) for Rates and FX.	On average, to meet our targets (within a rounding). Targets are set to maintain or improve.	20%
	Colleague	Progress against purposeful leadership targets.	Purposeful leadership target from Our View = 86.	10%
		Progress against performance culture targets.	Performance culture target from Our View = 84.	
	Strategy	% Retail customers with active current accounts banking exclusively digitally.[(1)]	82.5%[(2)]	10%
		% of active Commercial and Institutional (C&I) customers banking digitally.[(3)]	85%[(4)]	
		Average time to deploy new features and services (days).[(5)]	Three days.	
Risk (0 – 100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.		Discretionary downwards modifier.	0-100%

(1) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used a branch or telephony for 90 days in the reporting period.
(2) Inactive customers and customers with no channel usage excluded. Mortgages and savings accounts, and interactions via the Post Office are excluded from the scope of measurement.
(3) Proportion of C&I (ring-fenced bank) customers with active non-personal accounts that conducted 95% or more of their account access digitally for the final three months in the reporting period.
(4) Access to account through a digital channel may not result in a transaction.
(5) Average time (rolling quarterly) to deploy new features and services to end users where the application is active and has had four or more changes in the last 12 months.

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PSP awards to be granted in 2026

Following a pre-grant test which confirmed that satisfactory performance was achieved in 2025, the committee approved the grant of PSP awards at maximum level (300% of earned salary) for Mr Thwaite and Ms Murray in March 2026. The awards will be subject to a three-year performance period starting on 1 January 2026.

The PSP scorecard is based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our strategy and regulatory expectations.

For the PSP awards to be granted in 2026, financial performance represents 60% of the scorecard, split evenly between Group RoTE and Relative Total Shareholder Return (TSR).

Whilst Group RoTE is also used as an annual bonus measure, the committee is comfortable with its inclusion in the PSP scorecard on the basis that the delivery of a strong return on tangible equity is of the utmost importance to NatWest Group, acting as a key measure of the sustainable long-term returns we wish to deliver to our shareholders. The inclusion of this measure within both the annual bonus and the PSP is also in line with the approach taken by other major UK-listed banks.

Relative TSR acts as a key measure of shareholder returns compared to our UK and European banking peers. In 2025, ahead of the PSP awards being made, the committee confirmed that the peer group for the Relative TSR measure (30% weighting) will consist of 18 banks listed in the UK and Europe which are considered to be of comparable size and complexity to NatWest Group. Further details on the peer group chosen for this metric are outlined on the next page.

The remaining 40% of the scorecard is based on non-financial measures. 15% is based on sustainability, namely a climate and transition finance[3] measure which drives delivery of our £200 billion target between 1 July 2025 and the end of 2030. This is a key sustainability target within NatWest Group, and its inclusion aligns with market practice at our peers. The last 25% of the scorecard is based on strategic measures which incentivise management to further progress our strategic priorities of:

(i) Disciplined growth, by building stable income streams;
(ii) Leveraging simplification, to improve productivity and efficiency; and
(iii) Active balance sheet and risk management, to drive capital generation and distribution capacity.

This element of the scorecard also includes inclusion metrics. The committee considered it appropriate to move these metrics from the annual bonus scorecard to the PSP scorecard going forward, as it is believed that making material and sustainable change in these areas is more meaningfully measured over the medium to long-term time horizon associated with the PSP. The targets proposed for these metrics are designed to drive strong progress towards the delivery of our previously announced targets by the end of 2030, namely:

- 50% female representation globally[4] in our senior leadership population;[5]
- 19% of UK colleagues from ethnic minority groups in our senior leadership population;[5] and
- 5% of UK Black[6] colleagues in our senior leadership population.[5]

At the time of vesting, a risk and conduct underpin will also apply to determine if there has been any material deterioration in risk and control performance or a serious conduct/reputational event that may warrant a downward adjustment (up to 100% of vesting if considered appropriate).

The PSP scorecard with performance measures and targets for 2026-2028 are detailed on the next page along with footnotes.


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Annual remuneration report continued

PSP performance measures and targets for 2026-2028

Any targets not disclosed on the below scorecard will be disclosed retrospectively at the time of vesting, as the committee considers them to be commercially sensitive at this point in time. This will be disclosed alongside the actual level of performance achieved and associated narrative.

Category	Performance measures	Weighting	Threshold (25% payout)	Maximum (100% payout)
Financial (60% weighting)				
	Group RoTE[1]	30%	17.0%	19.0%
	Relative Total Shareholder Return compared to a peer group consisting of 18 UK and European banks.[2]	30%	Median	Upper quartile
Non-financial (40% weighting)				
Sustainability	**Climate and transition finance**[3]	15%		
	Climate and transition finance is intended to support our net-zero ambition by providing financing and facilitation options that may help our customers to achieve their climate and/or transition ambitions.		£100bn	£125bn
Strategic	**Disciplined growth**	10%	Targets will be disclosed retrospectively at the time of vesting.	
	Customer balance growth across gross lending, deposits and assets under management and administration.			
	Leveraging simplification	5%		
	Cost:income ratio.			
	Active balance sheet and risk management	5%		
	Capital generation measuring the ability to grow our capital base.			
	Inclusion	5%		
	% of female representation globally[4] in our senior leadership population[5] by 31 December 2028.		45.4%	47.4%
	% of UK colleagues from ethnic minority groups in our senior leadership population[5] by 31 December 2028.		14.0%	16.0%
	% of UK Black[6] colleagues in our senior leadership population[5] by 31 December 2028.		1.5%	3.3%
	Risk and conduct underpin			

(1) Group RoTE will be measured as the average RoTE over the three financial years of the performance period. Adjustments will be limited to notable items as reported in the external accounts and any impact of material changes in base rate from that assumed in the plan.
(2) The peer group for the 2026-2028 PSP consists of 18 Banks in the UK and Europe which are considered to be of comparable size and complexity to NatWest, namely ABN Amro, AIB, Bank of Ireland, Barclays, BNP Paribas, CaixaBank, Commerzbank, Crédit Agricole, Danske Bank, DNB Bank, Handelsbanken, HSBC, ING Group, Intesa Sanpaolo, Lloyds, Nordea, Santander, and Société Generale.
(3) Climate finance and transition finance as defined in the climate and transition finance framework. Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.
(4) Global targets remain subject to local laws and regulations.
(5) The senior leadership population is CEO-2+.
(6) Black mixed ethnicity categories are included in our Black diversity target calculations.

Annual remuneration report continued

Group Chair and non-executive shareholding policy and annual fees for 2026

Under the shareholding policy for the Group Chair and non-executive directors, NatWest Group retains a portion of the net monthly basic fees (10% for the Group Chair and 25% for non-executive directors) which is used to purchase shares every quarter.

The Group Chair is required to build towards a shareholding equivalent to four times the basic annual Board fee (currently £368,000) and for non-executive directors the target is one times the basic annual Board fee (currently £92,000). Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Group Chair and 10% for non-executive directors). The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

The annual fees applicable are set out in the table opposite, with the fees delivered in a combination of cash and shares, in line with the shareholding policy above. In line with our usual approach, the fees will be reviewed in 2026 with any changes effective from 1 May 2026.

Other external directorships

Any new external appointments to be undertaken by directors require prior Board approval. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held.

The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. Details of current external appointments can be found in the biographies section of the Corporate governance report.

Fees for NatWest Group plc Board[(1)]	Rates with effect from 1 May 2025
Group Chair (composite fee)	£826,000
Non-executive director basic fee	£92,000
Senior Independent Director	£38,000

Fees for NatWest Group plc Board committees[(1)]	Member	Chair
Group Board Risk Committee	£37,000	£80,000
Group Audit Committee	£37,000	£80,000
Group Performance and Remuneration Committee	£37,000	£80,000
Group Technology, Innovation and Simplification Committee	£34,000	£69,500
Group Nominations and Governance Committee	£17,000	–

Other fees for NatWest Group plc Board directors	Rates with effect from 1 May 2025
Chair of the Colleague Advisory Panel	£15,500

(1) No additional fees are payable where the director is also a member of the boards and respective Board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees, including NatWest Markets Plc. If applicable, we will disclose the value of fees received in this report each year.

Annual change in directors' pay compared to average change in employee pay

Executive directors receive fixed share allowances and, from the 2022 performance year onwards, annual bonus awards. The Group Chair and non-executive directors receive fees rather than salary and do not receive annual bonus awards. We regularly review membership of Board committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings. Data for employees is based on average salary, benefits and variable pay (i.e., annual bonus and Sharing in Success awards).

	2024 to 2025			2023 to 2024			2022 to 2023			2021 to 2022			2020 to 2021		
Annual percentage change	**Salary**	**Benefits[1]**	**Annual Bonus**	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus
UK employees[2]	4.45%	8.48%	15.78%	4.34%	6.87%	30.03%	8.11%	9.65%	7.13%	5.20%	6.34%	42.48%	2.02%	4.68%	35.24%
Executive directors															
Paul Thwaite[3]	3%	0%	68%	41%	0%	98%	–	–	–	–	–	n/a	–	–	n/a
Katie Murray	1.5%	0%	71%	1%	0%	46%	3%	0%	-2%	1.50%	0%	n/a	0%	0%	n/a

Group Chair and non-executive directors	**Fees**	**Benefits**	**Annual Bonus**	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus
Rick Haythornthwaite[4]	**37%**	**82%**	**n/a**	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Josh Critchley[5]	–	–	**n/a**	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Frank Dangeard[6]	**-68%**	**-100%**	**n/a**	4%	17%	n/a	3%	-33%	n/a	2%	200%	n/a	1%	0%	n/a
Roisin Donnelly[5]	**20%**	**-9%**	**n/a**	25%	13%	n/a	462%	0%	n/a	–	–	n/a	–	–	n/a
Patrick Flynn	**13%**	**14%**	**n/a**	-1%	192%	n/a	-6%	-40%	n/a	2%	400%	n/a	0%	-67%	n/a
Geeta Gopalan[5]	**349%**	**68%**	**n/a**	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Yasmin Jetha	**4%**	**-6%**	**n/a**	-3%	-26%	n/a	-8%	25%	n/a	1%	300%	n/a	33%	100%	n/a
Stuart Lewis[5]	**4%**	**-19%**	**n/a**	55%	27%	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Mark Seligman[7]	**-75%**	**-91%**	**n/a**	3%	81%	n/a	3%	0%	n/a	4%	400%	n/a	1%	0%	n/a
Gill Whitehead[5]	–	–	**n/a**	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Lena Wilson	**15%**	**-25%**	**n/a**	-11%	108%	n/a	36%	-35%	n/a	5%	240%	n/a	8%	25%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above exclude any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the single total figure table.
(2) NatWest Group plc is a holding company and is not an employing entity. The disclosure above compares the change in directors' pay with all employees based in the UK. The data is based on the average full-time equivalent salary and benefit costs of UK-based employees of NatWest Group, excluding the Group CEO and the Group CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the Group CEO and Group CFO are based in the UK. The average percentage change relates to salaries and benefits awarded in the respective financial years for UK employees and therefore may differ from figures quoted elsewhere in the report, for example, the proposed salary increases to be awarded from April 2026.
(3) Mr Thwaite was appointed as Group CEO on 25 July 2023, so there are no prior year comparisons. For 2023, the change in his remuneration is based on actual amounts he earned over the whole of 2023, not just in his capacity as Group CEO, given he was an employee of NatWest Group before becoming Group CEO.
(4) Mr Haythornthwaite joined the Board of NatWest Group plc as an independent non-executive director on 8 January 2024 and following a handover period took over as Group Chair on 15 April 2024. Therefore, there are no prior year comparisons.
(5) Mr Critchley joined the Board on 3 November 2025, Ms Whitehead joined the Board on 8 January 2025, Ms Gopalan joined the Board on 1 July 2024, Mr Lewis joined the Board on 1 April 2023, and Ms Donnelly joined the Board on 1 October 2022, so there are no prior year comparisons before their respective joining date.
(6) Mr Dangeard stepped down on 23 April 2025.
(7) Mr Seligman retired on 31 March 2025.

Annual remuneration report continued

CEO to employee pay ratios

The ratios below compare the total pay of the Group CEO, as set out in the single figure of remuneration table in this report, against the pay of three employees whose earnings represent the lower, median and upper quartiles of the UK employee population.

A significant proportion of the Group CEO's total remuneration is delivered through long-term incentive arrangements, linked to performance and share price movements, which means the ratio can fluctuate significantly from one year to the next.

None of the three employees identified this year received equivalent long-term incentive arrangements. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group. The median pay ratio is consistent with the pay and reward policies for UK employees as a whole. We pay each individual a fair rate for the role performed, using consistent reward policies. We set out further information on our fair pay approach at natwestgroup.com.

The change in the total remuneration median pay ratio since 2018 is largely driven by the more variable nature of performance-related pay for the Group CEO. The trend in the salary only pay ratio shows as stable and slightly decreasing due to lower than workforce increases for the Group CEO and progression in salaries for the wider workforce.

In 2023, the single figure table detailed the pro-rated amount of Mr Thwaite's annual bonus award as he took on the Group CEO role part way through the year. Also, as Ms Rose voluntarily declined a LTI award in 2021, in relation to events relating to COVID-19, there was no vesting amount to include. This contributed to the pay ratio falling in 2023 before rising in 2024, and again in 2025. The rise is primarily due to higher vesting values for long-term incentive awards as a result of strong share price performance and an increased annual bonus opportunity from 2025.

The total remuneration and salary for employees at the lower, median and upper quartiles has either remained stable or increased year on year.

			Pay ratios			Remuneration values (£000)				
Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	Group CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	130:1	87:1	51:1	Total remuneration	3,588	28	41	70
		Salary only	44:1	29:1	20:1	Salary only	1,100	25	37	55
2022	A	Total remuneration	177:1	119:1	71:1	Total remuneration	5,249	30	44	74
		Salary only	42:1	28:1	19:1	Salary only	1,117	27	40	58
2023	A	Total remuneration	95:1	64:1	39:1	Total remuneration	3,158	33	50	81
		Salary only	38:1	25:1	17:1	Salary only	1,106	29	44	63
2024	A	Total remuneration	139:1	93:1	56:1	Total remuneration	4,936	36	53	87
		Salary only	37:1	25:1	17:1	Salary only	1,142	31	46	66
2025	A	**Total remuneration**	175:1	117:1	71:1	**Total remuneration**	6,571	37	56	92
		Salary only	36:1	24:1	17:1	**Salary only**	1,173	33	48	70

Supplementary information on the pay ratio table:

(1) The data for 2025 is based on remuneration earned by Mr Thwaite, as set out in the single total figure of remuneration table in the remuneration report.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and any variable pay (based on the amount to be paid). For employees who work part time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method.

(4) UK employees receive a pension funding allowance set as a percentage of salary. Some employees continue to participate in the defined benefit pension scheme. For simplicity and consistency with prior years, we have included the pension funding allowance value in the calculation for all employees.

(5) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. All three individuals were full-time employees during the year and none received an exceptional award that would otherwise inflate their pay figure.

Annual remuneration report continued

Summary of remuneration levels for employees in 2025



42,548 employees earned total remuneration up to £50,000	**63.93%**
14,931 employees earned total remuneration between £50,000 and £100,000	**22.44%**
7,890 employees earned total remuneration between £100,000 and £250,000	**11.86%**
1,180 employees earned total remuneration over £250,000	**1.77%**

The disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year.

Remuneration of Material Risk Takers in 2025

Each year, we disclose the remuneration paid to individuals whose activities have a material influence over NatWest Group's performance or risk profile, known as Material Risk Takers (MRTs). The disclosures are made in line with regulatory requirements and full details can be found in our Pillar 3 reports at natwestgroup.com.

The tables below summarise the total pay for colleagues identified as MRTs for one or more entities across NatWest Group along with the number of individuals earning more than €1 million for the year. Note that the number of MRTs excludes colleagues who left NatWest Group prior to 31 December 2025 in line with regulatory requirements.

Number of MRTs	590
Remuneration (£millions)	
Total fixed pay	£185.1
Total variable pay	£129.1
Total remuneration	**£314.2**

Number of >€1m earners(1)	
€1.0 million to below €1.5 million	55
€1.5 million to below €2.0 million	20
€2.0 million to below €2.5 million	3
€2.5 million to below €3.0 million	4
€3.0 million to below €3.5 million	4
€3.5 million to below €4.0 million	2
€4.0 million to below €4.5 million	-
€4.5 million to below €5.0 million	1
Total	**89**

(1) This information is disclosed in euros in line with the requirements of the regulations.



Annual remuneration report continued

Directors' interests in NatWest Group plc shares (audited)

Under the shareholding requirements, the Group CEO and Group CFO need to build up and maintain shares to the value of 500% of salary and 300% of salary, respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place to ensure the shareholding requirement is enforced, including the submission of pre-approval requests prior to the execution of any trades, or the application of trade restrictions for leavers. Further details of our shareholding requirements as part of our Policy can be found on page 147.

The Group CEO and Group CFO have entered into irrevocable trading plans in respect of 25% of their vested shares free from retention requirements at the point they entered into the trading plans in order to engage in structured, regular share dealing activity and to assist with portfolio management.

	Paul Thwaite	Katie Murray
Shares held – beneficially owned(1)	973,643	786,477
Shares held – performance assessed unvested shares(2)	250,573	535,016
Total shares held counting towards requirements(3)	1,224,216	1,321,493
Shareholding requirement	500% of salary	300% of salary
Position against requirement(4)	676% of salary	1,071% of salary

(1) Shares owned beneficially as at 31 December 2025. Includes shares held by persons closely associated with the directors.
(2) Share awards are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net of taxes due to be paid on vesting.
(3) As at 13 February 2026, there were no changes to the shares held as shown above for Mr Thwaite and Ms Murray.
(4) The position against the requirement was calculated as at 31 December 2025 based on the closing price of £6.5180 on 31 December 2025.

Share interests for the Group Chair and non-executive directors

As set out on page 149, the Group Chair and non-executive directors are subject to a separate shareholding policy. The shareholding requirement is expressed as a number of shares, which is calculated at the beginning of each year. The progress being made towards the shareholding requirement is in line with expectations. A number of the directors held shares prior to the policy's introduction which has accelerated their progress.

	Rick Haythornthwaite	Josh Critchley(3)	Frank Dangeard(4)	Roisin Donnelly	Patrick Flynn	Geeta Gopalan	Yasmin Jetha	Stuart Lewis	Mark Seligman(5)	Gill Whitehead(3)	Lena Wilson
Shares held(1),(2)	42,938	16,000	13,899	18,606	28,624	3,825	37,248	10,780	61,177	2,295	36,726
Shareholding requirement	4x basic annual Board fee	1x basic annual Board fee									
Position against requirement	76% of target	113% of target	98% of target	131% of target	202% of target	27% of target	263% of target	76% of target	433% of target	16% of target	260% of target

(1) Shares owned beneficially as at 31 December 2025 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated. As at 13 February 2026, there were no changes to the shares held as shown above.
(2) For the Group Chair and the non-executive directors, a final share purchase under the shareholding policy for 2025 was made on 2 January 2026 and has been included in the table above as it related to deductions from 2025 fees.
(3) Mr Critchley was appointed to the Board with effect from 3 November 2025. Ms Whitehead was appointed to the Board with effect from 8 January 2025.
(4) Mr Dangeard stepped down on 23 April 2025.
(5) 36,585 shares are held in the name of M Seligman & Co Limited, of which Mark Seligman and Louise Seligman are shareholders. Mr Seligman retired on 31 March 2025.

Annual remuneration report continued

Share awards under share plans

	Year	Awards held 1 Jan 2025	Awards granted	Award price £[5]	Full market value at grant £	Awards vested	Awards lapsed	Awards held 31-Dec-25	Expected vesting dates
Paul Thwaite									
Deferred award[3]	2020	30,123		1.70		30,123		–	
LTI award	2021	192,524		1.67	1.87	48,131		**144,393**[1]	07.03.26[7]
LTI award	2022	410,492		1.82	2.23	82,099		**328,393**[1]	07.03.26[7]
RSP award	2023	425,074		2.21	2.92			**425,074**[2]	07.03.26 – 07.03.27[7]
RSP award	2024	677,576		1.79	2.44			**677,576**[2]	07.03.27 – 07.03.31
RSP award	2025		451,682	3.79	4.73			**451,682**[2]	07.03.28 – 07.03.32
Annual bonus/Deferred award[4]	2025		97,215	4.58	4.73	97,215		–	
Sharing in Success award[6]	2025		264	4.83		264		–	
		1,735,789	549,161			257,832		**2,027,118**	
Total LTI and RSP awards subject to service								**472,786**[1]	
Total LTI and RSP awards subject to performance and service								**1,554,332**[2]	

	Year	Awards held 1 Jan 2025	Awards granted	Award price £[5]	Full market value at grant £	Awards vested	Awards lapsed	Awards held 31-Dec-25	Expected vesting dates
Katie Murray									
Deferred award[3]	2019	83,575		2.64		41,790		**41,785**[1]	07.03.26
LTI award	2020	387,939		1.70		129,313		**258,626**[1]	07.03.26 – 07.03.27
LTI award	2021	325,809		1.67	1.87	81,453		**244,356**[1]	07.03.26 – 07.03.28
LTI award	2022	580,885		1.82	2.23	116,177		**464,708**[1]	07.03.26 – 07.03.29
RSP award	2023	431,451		2.21	2.92			**431,451**[2]	07.03.26 – 07.03.30
RSP award	2024	653,915		1.79	2.44			**653,915**[2]	07.03.27 – 07.03.31
RSP award	2025		311,583	3.79	4.73			**311,583**[2]	07.03.28 – 07.03.32
Annual bonus/Deferred award[4]	2025		65,375	4.58	4.73	65,375		–	
Sharing in Success award[6]	2025		264	4.83		264		–	
		2,463,574	377,222			434,372		**2,406,424**	
Total LTI and RSP awards subject to service								**1,009,475**[1]	
Total LTI and RSP awards subject to performance and service								**1,396,949**[2]	

(1) Performance assessments for these awards have taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net-of-tax basis towards meeting the shareholding requirement.
(2) Awards are subject to a pre-vest performance assessment along with deferral and employment conditions before vesting.
(3) For Mr Thwaite, deferred awards for 2020 relate to annual bonus awards granted for performance prior to becoming an executive director, with payments deferred in line with regulatory requirements. Similarly, for Ms Murray the deferred award from 2019 relates to annual bonus awards granted for performance prior to becoming an executive director.
(4) For annual bonus, shares were granted as an element of the up-front bonus; these were awarded and vested in 2025, in line with the Policy.
(5) The award price shown from 2021 to 2025 is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with agreed methodology for LTI and RSP awards at that time. For reference, the full market price of NatWest Group shares at the time of grant is also shown.
(6) The Sharing in Success award was delivered in shares in May 2025 to all colleagues, including executive directors. Awards of shares worth £1,275 were made in respect of 2024 performance (adjusted for local salary levels).
(7) The expected vesting dates for Mr Thwaite have been accelerated for awards relating to his roles prior to becoming an executive director in line with the UK regulatory remuneration requirements published in October 2025.

Annual remuneration report continued

Shareholder dilution and share sourcing

NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards.

Total Shareholder Return (TSR) performance

The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because NatWest Group is a member of the FTSE 100 and it represents a cross-section of leading UK companies.


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CEO pay over the same period

		2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Total remuneration (£000s)[1]	PT								1,706	4,936	**6,571**
	AR				1,401	2,615	3,588	5,249	1,452		
	RM	3,702	3,487	3,578	4,066						
Annual bonus against maximum opportunity	PT								54%	78%	**85%**
	AR							68%			
Long-term incentive vesting rates against maximum opportunity	PT								45%	71%	**100%**
	AR				60%	82%	83%	78%			
	RM	56%	89%	41%	78%						

(1) CEOs are Paul Thwaite (PT), Alison Rose (AR) and Ross McEwan (RM) with figures based on the single figure of remuneration for the relevant year.

Statement of shareholder voting

The resolutions to approve the Policy and the Annual remuneration report at the 2025 NatWest Group plc AGM received strong levels of support, as set out below. The resolution to authorise the NatWest Group plc 2024 employee share plan rules was approved at the 2024 NatWest Group plc AGM, and also received strong support, as detailed below.

Directors' remuneration policy

Vote	Number of shares	Percentage
For	24,668,869,124	97.86%
Against	538,673,576	2.14%
Withheld	9,701,904	–

Annual remuneration report

Vote	Number of shares	Percentage
For	24,455,534,356	97.02%
Against	752,180,000	2.98%
Withheld	9,523,476	–

Employee share plan rules

Vote	Number of shares	Percentage
For	28,966,778,080	98.99%
Against	296,392,288	1.01%
Withheld	3,877,800	–

Relative importance of spend on pay £m (% change on 2024)


2025

Remuneration paid to all employees[1]	**3,435 (+2.20%)**
Distributions to holders of ordinary shares[2]	**2,018 (+34.09%)**
Distributions to holders of paid-in equity	**352 (+24.38%)**
Distributions to shareholders by way of share buyback[3]	**574 (+26.43%)**


2024

Remuneration paid to all employees[1]	**3,361**
Distributions to holders of ordinary shares[2]	**1,505**
Distributions to holders of paid-in equity	**283**
Distributions to shareholders by way of share buyback[3]	**454**

(1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements, exclusive of social security and other staff costs.
(2) Reflects distributions to shareholders through dividend payments during the financial year. The Board has confirmed its intention to pay a dividend of 23.0 pence per ordinary share in respect of financial year 2025, which will be paid in 2026 subject to approval by shareholders at the forthcoming NatWest Group plc AGM.
(3) Reflects the purchase of ordinary shares under the share buyback programme. In 2025, 104 million ordinary shares purchased for a total consideration of £574 million (2024 – 175 million for a consideration of £454 million).

Annual remuneration report continued

The Group Performance and Remuneration Committee overview

Principal areas of focus of 2025

	Jan	Feb	April	Sept	Dec
Wider workforce					
Approving and overseeing the NatWest Group-wide remuneration policy.			●		
Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.			●		
Reviewing fixed pay proposals.					●
Approving Sharesave offers to colleagues.				●	
Reviewing Group-wide bonus pool methodology and assessments.	●		●		●
Reviewing gender and ethnicity pay gap reporting.					●
Approving the Sharing in Success outcome and measures and targets.	●				
Reviewing of the planned implementation of the regulatory remuneration reforms for PY 2025 and historical awards.		●		●	●
Executive remuneration					
Reviewing performance assessments and remuneration arrangements for the committee's 'in-scope' population.	●	●			●
Setting performance objectives for senior executives.	●	●		●	●
Approving remuneration for senior hires and arrangements for any leavers.(1)	●	●		●	
Reviewing stakeholder engagement approach, outreach and considerations.	●		●	●	●
Reviewing and approving the Directors' remuneration report.	●				
Reviewing benchmarking data on executive pay and peer practice.					●
Reviewing and approving the directors' remuneration policy.	●	●	●	●	●
Governance and regulatory					
Approving the annual agenda planner and updates to the terms of reference.			●	●	
Considering matters escalated by other Board committees and subsidiary Performance and Remuneration Committees.	●		●	●	●
Overseeing the MRT identification process.			●		●
Receiving accountability review updates and approving accountability decisions for the population within its governance.			●		

The committee Chair also approves submissions made throughout the year to the UK regulators outside the formal meetings, as required.

(1) Additional proposals related to the remuneration and exit arrangements of senior hires and leavers are reviewed by the committee throughout the year outside of the main meeting cycle.

Membership
Details of members and attendance is on page 140.

Effectiveness review
In accordance with the Code, an evaluation of the performance of the Board and its committees, including the Group Performance and Remuneration Committee, was conducted internally in 2025. Further information on the review can be found on pages 119 to 121.

Conflicts of interest
To mitigate potential conflicts of interest, no individuals are involved in decisions regarding their own remuneration. The Group Chief People Officer, who is responsible for the People function and executive compensation, may be present to support the committee when discussions take place on senior executive pay, but she is never present for discussions on her own remuneration. It is the committee, rather than management, that appoints the remuneration advisers.

Committee advisers
Korn Ferry (KF) were appointed by the committee as its remuneration adviser in March 2024 following a period of transition from our previous adviser. KF are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK. KF provide executive/professional search services alongside HR advisory services including assessment and organisational strategy services to NatWest Group subsidiaries. The committee is satisfied the advice received is independent and objective. There are no connections between KF and individual directors to be disclosed. Fees paid to KF for advising the committee are based primarily on a fixed fee structure with any additional items charged on a time/cost basis. Fees for 2025 in relation to directors' remuneration amounted to £192,000 (2024 – £290,000) excluding VAT. Over the course of 2025, the committee also took account of the views of the Group Chair, Group CEO, Group CFO, Group Chief People Officer, Group Chief Operating Officer, Director of Reward & Employment, Group Chief Risk Officer, Group Chief Audit Executive and other support and control functions where appropriate and relevant. The committee also received input from the BRC, the GAC and the Performance and Remuneration Committees for the principal subsidiary legal entities across NatWest Group.

Compliance report

Statement of compliance

NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Detailed information on how NatWest Group plc applied the Principles, and complied with the Provisions of the UK Corporate Governance Code ('the Code') can be found in the Corporate governance section of this report, including on page 104, which includes cross-references to relevant sections of the Strategic report and other related disclosures. A copy of the 2024 and 2018 versions of the Code can be found at frc.org.uk.

The Group Audit Committee complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 31 December 2025.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

Internal control

The Board of directors is accountable for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations.

The system of internal controls is designed to manage risk to an acceptable residual level rather than to eliminate it entirely. Systems of internal control provide reasonable and not absolute assurance against material misstatement, fraud, or any other loss arising from unforeseen events, human error, or deliberate misconduct. Ongoing robust processes are in place for the identification, evaluation and management of the principal risks faced by NatWest Group that operated throughout the period from 1 January 2025 to 12 February 2026, the date the directors approved the Annual Report and Accounts. These included the Risk and Control Performance Assessment (RCPA) through which the effectiveness of the risk and control environment is evaluated. This assessment is conducted annually by each business area within NatWest Group using a standardised set of indicators and providing qualitative context to determine an RCPA outcome of "met," "partially met," or "not met." The indicators are used to inform an understanding of:

- The strength of the control environment to manage risk exposure within appetite.
- Adequacy and effectiveness of the day-to-day management of risks and controls.
- Adherence with applicable components of the Enterprise-Wide Risk Management Framework (EWRMF).
- A culture of Intelligent Risk Taking.

The RCPA enables the Group to meet its legal and regulatory obligations with regards to the monitoring, assessment and reporting of its internal risk and control environment

NatWest Group operates a three lines of defence model for the ownership, oversight and assurance of its risks and internal control environment. Management across the organisation are the first line of defence and, therefore, are the primary owners of the risk and are responsible for the design, implementation and maintenance of effective processes, procedures, and controls to manage the risks within risk appetite. The Risk function is the second line of defence which exercises oversight and challenge of the risk management activities undertaken by the first line of defence. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities on the governance, risk management and internal controls to manage risks to enable achievement of NatWest Group's objectives and reports on the adequacy and effectiveness thereof to the Board and executive management.

The effectiveness of NatWest Group's risk management and internal control framework is reviewed regularly throughout the year by the Board, the Group Audit Committee, and the Group Board Risk Committee. The Group Board Risk Committee receives regular risk management reports ensuring ongoing oversight with the Chair of the Board Risk Committee providing a summary after every meeting to the Group Board of Directors of any matters requiring escalation. Internal and External Audit present reports to the Group Audit Committee that include details of any significant internal control deficiencies they may have identified as part of their audits.

Executive management committees at NatWest Group level and each of its businesses also receive regular reports on risks facing their business and the effectiveness of internal controls in managing these risks. Details of NatWest Group's approach to risk management are provided in the Risk and capital management section of the Annual Report and Accounts.

Progress in 2025

NatWest Group's control environment remains robust, with notable enhancements delivered across financial crime, conduct, payments, technology, conduct, risk management framework and processes and remediation of known control issues. These enhancements have resulted in an improved control environment and enhanced operational resilience in 2025.

In addition, NatWest Group has maintained its focus on cyber risk, data management, third-party risk management, operational resilience and technology (incl end-of-life systems) given increasing inherent risk impact of these themes on the overall operational risk profile.

NatWest Group continuously seeks to enhance its controls through prioritised mitigating actions in response to the rapidly evolving risk landscape to sustain an effective control environment.

Compliance report continued

NatWest Group, as part of its robust risk culture, continued to make enhancements to its risk management processes to maintain an effective control environment. This has included refinements to the enhanced risk and control self assessments supported by an industry aligned risk directory, greater automation of risk processes, a focused suite of risk standards, operational guidance and risk toolkits, which provide a consistent approach to risk management and control requirements for each non- financial risk. The outcomes of the risk and control self- assessments provide insight into the adequacy and effectiveness of the control environment and the impact thereof on the residual risk exposures. They further support the initiation of actions to address control gaps and weaknesses and identify control rationalisation and automation opportunities. The outcomes of the risk and control self-assessments are used as input into risk profile reporting to the Board and senior management and assists in prioritisation of risk mitigation activities considering risk appetite. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change is identified, the associated risk is reassessed.

To support management of the operational risk profile, the Operational Risk Executive Steering Group meets quarterly and this forum ensures all material operational risks are monitored and actions are in place to manage the risks within risk appetite.

The remediation of known control issues through defined action plans continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2025. For further information on their oversight of remediation of the most material issues, refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the business strategy and risk appetite.

The independent auditors present reports to the Group Audit Committee that include details of any significant internal control deficiencies they have identified as part of their review of the financial reporting. In addition, quarterly review meetings are held between the senior executive and the independent auditors to help support oversight. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk and capital management section.

Internal control over financial reporting

NatWest Group plc is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2025.

NatWest Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2025, NatWest Group's internal control over financial reporting is effective.

Management's report on NatWest Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the 2025 Annual Report on Form 20-F.

Disclosure controls and procedures

As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group's disclosure controls and procedures (as defined in the Exchange Act rules) as of 31 December 2025. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report and Accounts.

Changes in internal control

There was no change in NatWest Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group's internal control over financial reporting.

The New York Stock Exchange

As a foreign private issuer with American Depositary Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE corporate governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards.

NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In February 2025 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc's full compliance with the applicable provisions.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2025 is set out in the Group Audit Committee report on pages 124 to 129.

The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures:

i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code's requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director.

ii. The NYSE Standards require non management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chair to hold meetings with non- executive directors without the executives present and non-executive directors are to meet without the Chair present at least once a year to appraise the Chair's performance and NatWest Group plc complies with the requirements of the Code.

Compliance report continued

iii. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chair of the Board is also the Chair of the Group Nominations and Governance Committee, which is permitted under the Code (which requires that a majority of members of the committee should be independent non-executive directors and that the chair of the board should not chair the committee when it is dealing with the appointment of their successor). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management.

iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group Performance and Remuneration Committee (Group RemCo) are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO's remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO.

v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2025, NatWest Group plc has complied with all of the provisions of the Code (subject to the exceptions described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies.

vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group's website at natwestgroup.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2025. For the purposes of DTR 4.1.5 R, the Strategic report and the Report of the directors comprise the management report.

Other information incorporated into this report by reference can be found at:

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) ('2008 Regs') (Sch 7) and DTR 4.1.11 R can be found at:

Pursuant to paragraph 13(2)(k) of Schedule 7 to the 2008 Regs, there are no agreements between NatWest Group's directors or employees providing compensation for loss of office or employment that occur because of a takeover bid.

Activities

NatWest Group is a UK-focused banking organisation, serving over 20 million customers, with business operations reaching across retail, commercial and private banking markets. Details of the organisational structure and a business overview of NatWest Group are contained in the Business review. This includes details of the products and services provided by each of our operating areas and the markets where they operate. Details of the strategy for delivering the company's objectives can be found in the Strategic report.

Group structure

NatWest Group plc is the parent of NatWest Group and its subsidiary undertakings are structured in compliance with ring-fencing requirements. There are three main subsidiaries:

- NatWest Holdings Limited (the parent of the ring-fenced bank which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulydien Designated Activity Company).
- NatWest Markets Plc (the non-ring-fenced Bank and the parent of NatWest Markets N.V.).
- The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

→ **Further details of the principal subsidiaries are shown in Note 8 to the parent company financial statements and a full list of subsidiary companies and overseas branches is shown in Note 12 to the parent company financial statements.**

Report of the directors continued

HM Treasury (HMT) shareholding

Following placing and open offers in December 2008 and in April 2009, HMT owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. The table below summarises the changes in HMT's shareholding in the company from 2015 to 2025:

Date	Transaction
August 2015	HMT sold 630 million ordinary shares in the company
October 2015	HMT converted its holding of 51 billion B shares into 5.1 billion new ordinary shares in the company
June 2018	HMT sold 925 million ordinary shares in the company
March 2021	NatWest Group carried out an off-market purchase of 591 million of its ordinary shares from HMT
May 2021	HMT sold 580 million ordinary shares in the company through an accelerated book building process to institutional investors
July 2021	HMT announced its intention to sell part of its shareholding in NatWest Group over a 12-month period via a trading plan
March 2022	NatWest Group carried out an off-market purchase of 550 million of its ordinary shares from HMT
June 2022	HMT announced an extension to its trading plan for a further 12-month term to August 2023
April 2023	HMT announced an extension to its trading plan to terminate no later than 11 August 2025
May 2023	NatWest Group carried out an off-market purchase of 469 million of its ordinary shares from HMT
May 2024	NatWest Group carried out an off-market purchase of 392 million of its ordinary shares from HMT
November 2024	NatWest Group carried out an off-market purchase of 263 million of its ordinary shares from HMT
January – May 2025	HMT's shareholding in the company reduced from 9.99% at 31 December 2024 to 0% at 30 May 2025 as a result of sales of ordinary shares in the company under its trading plan

Results and dividends

UK company law states that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company's distributable profits are classed as its accumulated, realised profits (not previously distributed or capitalised), less its accumulated, realised losses (not previously written off in a reduction or re-organisation of capital).

The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2025 was £5,479 million compared with a profit of £4,519 million for the year ended 31 December 2024, as set out in the consolidated income statement on page 289.

In 2025 NatWest Group paid an interim dividend of £768 million, or 9.5 pence per ordinary share (2024 – £498 million, or 6 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.8 billion, or 23.0 pence per ordinary share (2024 – £1.2 billion, or 15.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the Annual General Meeting (AGM) on 28 April 2026.

If approved, payment will be made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026. The ex-dividend date will be 19 March 2026.

Subject to the condition mentioned above, the payment of interim dividends on ordinary shares is at the discretion of the Board.

Dividend waivers

The employee share trusts, which hold shares NatWest Group in respect of the awards and options granted to colleagues, have lodged standing instructions to waive dividends on shares held by them. A waiver instruction is also in place in respect of dividends on own shares held in treasury. The total amount of dividends waived during 2025 was £64 million.

Colleagues

As at 31 December 2025, NatWest Group employed 59,000 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts.

Employment of disabled colleagues and colleagues with long-term conditions

NatWest Group makes workplace adjustments to support colleagues with disabilities and long-term conditions to succeed. If a colleague develops a disability or long-term condition, NatWest Group will, wherever possible, make adjustments to support them in their existing job or re-deploy them to a more suitable alternative job.

The NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request reasonable adjustments to support at any stage of the recruitment process.

Going concern

NatWest Group's business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group's future results are set out on pages 402 to 421.

NatWest Group's regulatory capital resources and significant developments in 2025 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 234 to 253. This section also describes NatWest Group's funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved.

Report of the directors continued

UK Code for Financial Reporting Disclosure

NatWest Group plc's 2025 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report 'Enhancing the Risk Disclosures of Banks' in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulation Authority, published its phase 2 report recommendations in December 2019.

NatWest Group plc's 2025 Annual Report and Accounts and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

On-market purchases

At the AGM in 2025, shareholders renewed the authority (2025 Authority) for the company to make on-market purchases of up to 807,750,182 ordinary shares. The directors used the 2025 Authority to carry out a share buyback programme (the 2025 Programme) of up to £750 million, as announced to the market on 28 July 2025.

The 2025 Programme started on 28 July 2025 and will end no later than 13 February 2026, provided that the term of the 2025 Programme may be extended to end no later than 13 March 2026 to account for any days where usual trading has not been possible because of market events during the term of the 2025 Programme.

As at 31 December 2025, 104,103,117 ordinary shares (nominal value £112,111,049) have been purchased by the company under the 2025 Programme at a volume weighted average price of 551.8173 pence per ordinary share for a total consideration of £574,458,965.

All of the purchased ordinary shares were cancelled, representing 1.27% of the company's issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make on-market purchases or ordinary shares at the AGM in 2026.

Off-market purchases

A Directed Buyback Contract between the Company and HMT was approved by the shareholders of the Company at a General Meeting on 6 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022 and at the 2024 AGM. The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the 2025 AGM.

The company did not make any off-market purchases under this authority in 2025.

Preference shares

At the AGM in 2025, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2026.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

Share Capital

The company has ordinary shares and preference shares in issue. The rights and obligations attached to the company's ordinary shares and preference shares are set out in our Articles of Association. Copies can be obtained from Companies House in the UK or can be found at natwestgroup.com.

The rules governing the powers of directors and their appointment, including in relation to issuing or buying back shares, are set out in our Articles of Association. It will be proposed at the 2026 AGM that the directors' authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed.

Details of the movements in ordinary shares during the year can be found at Note 21 to the consolidated financial statements.

At the 2024 AGM, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the AGM in 2027.

The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders.

Voting

The cumulative preference shares represent 0.006% of the total voting rights of the company, the remainder being represented by the ordinary shares.

In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares who is present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares who is present in person or by proxy and entitled to vote shall have four votes for every share held. Every holder of cumulative preference shares shall have one vote for each 25p nominal amount held.

The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

Transfers

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws).

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company's shares.

Special rights

There are no persons holding securities carrying special rights with regard to control of the company.

Employee Share Plans

A number of the company's employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 to the consolidated financial statements sets out a summary of the plans.

Report of the directors continued

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company's other employee share trusts, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 96 to 98.

Roisin Donnelly, Patrick Flynn, Geeta Gopalan, Rick Haythornthwaite, Yasmin Jetha, Stuart Lewis, Katie Murray, Paul Thwaite and Lena Wilson all served throughout 2025 and to the date of signing of the financial statements. The following changes took place during 2025:

Director	Date of change
Gill Whitehead	Appointed 8 January 2025
Mark Seligman	Retired 31 March 2025
Frank Dangeard	Resigned 23 April 2025
Josh Critchley	Appointed 3 November 2025

Albert Hitchcock has been appointed to the Board with effect from 23 February 2026.

Yasmin Jetha has confirmed her intention to retire from the Board on 31 March 2026.

All directors of the company are required to stand for election or re-election annually by shareholders at the AGM.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2025 are shown on page 165. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company during the period from 1 January 2025 to 12 February 2026.

Directors' indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes.

The indemnities referenced above were in force throughout the financial year, including for individuals who resigned during the year, and remain in force as at the date of this report.

NatWest Group also maintains Directors' and Officers' Liability Insurance to provide appropriate protection to directors and/or officers from liabilities that may arise against them in connection with their role.

Shareholdings

The following table shows the shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2025.

	Ordinary shares (millions)	% of issued share capital with voting rights held(1)
Blackrock, Inc.	461	5.26
The Capital Group Companies, Inc.	403	5.01
Massachusetts Financial Services Company	396	4.94
Norges Bank(2)	248	3.06

(1) Percentages provided were correct at the date of notifications on 31 May 2024, 19 November 2024, 11 December 2025 and 28 July 2025, respectively.
(2) On 23 January 2026, a notification under Rule 5 the Disclosure and Transparency Rules ('DTR') was received from Norges Bank notifying that its holding had reduced to below 3%.
(3) As at 12 February 2026, no further notifications under Rule 5 of the DTR have been received.

UK Listing rule 6.6.1 R

The information to be disclosed in the Annual Report and Accounts under UK Listing Rule 6.6.1 R is set out or cross- referenced in this Directors' report with the exception of details of contracts of significance given in Material contracts on page 423.

Political donations

At the AGM in 2025, shareholders gave authority, under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2025, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that its longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the AGM in 2026.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

a. so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
b. the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY) are the current auditors of the company. Following a tender undertaken in 2022, overseen by the Group Audit Committee, the company announced its intention to appoint PricewaterhouseCoopers LLP (PwC) as auditors for the financial period ending 31 December 2026. This will be the last period of audit by EY as they will not be proposed for re-appointment as auditors by the company. A resolution to appoint PwC as the company's auditors will be proposed at the forthcoming AGM.

By order of the Board

Gary Moore
Chief Governance Officer and Company Secretary

12 February 2026

NatWest Group plc is registered in Scotland No. SC45551

Statement of directors' responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 277 to 290.

The directors are responsible for the preparation of the Annual Report and Accounts. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group.

In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently.
- make judgements and estimates that are reasonable, relevant and reliable.
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website.

The directors confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- The Strategic report and Directors' report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.

By order of the Board

Richard Haythornthwaite
Chair
12 February 2026

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

Board of directors

Chair
Richard Haythornthwaite

Executive directors
John-Paul Thwaite
Katie Murray

Non-executive directors
Joshua Critchley
Roisin Donnelly
Patrick Flynn
Geeta Gopalan
Yasmin Jetha
Stuart Lewis
Gillian Whitehead
Lena Wilson



Gogarburn, Scotland, UK

Risk and capital management

Risk management framework

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 178 to 275) is within the scope of the Independent auditor's report.

Introduction

NatWest Group operates an enterprise-wide risk management framework (EWRMF), which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group's principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group's overall strategic priorities of growth through better understanding of customers, leveraging simplification and better management of resources. The framework, which is designed and maintained by NatWest Group's independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the NatWest Group Board. The framework incorporates risk governance, the three lines of defence operating model and the Risk function's mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group's risk profile and the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging risks, which are those that could have a significant negative impact on NatWest Group's ability to meet its strategic objectives.

Both top and emerging risks may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This underpins the strategy across all three lines of defence, enables NatWest Group to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base.

NatWest Group expects leaders to act as role models for strong risk behaviours and practices, building clarity, developing capability and motivating employees to reach the required standards set out in the intelligent risk-taking approach.

Colleagues are expected to:

- Consistently role-model the behaviours in Our Code, based on strong ethical standards.
- Empower others to take risks aligned to NatWest Group's strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
- Manage risk in line with appropriate risk appetite.
- Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
- Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
- Consider risk in all actions and decisions.
- Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
- Challenge others' attitudes, ideas and actions.

Target intelligent risk-taking outcomes are embedded in NatWest Group's behaviours framework, forming a core foundation of NatWest Group's risk culture and guiding recruitment and selection across the organisation.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group's learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines. This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Our Code

NatWest Group's conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

- These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.
- Any employee falling short of the expected standards will be subject to internal disciplinary policies and procedures and where appropriate, the relevant authorities will be notified. Variable pay for eligible colleagues will reflect overall performance, including the impact of any conduct issues. Adjustments may be made through the performance management process, or where necessary, via the accountability review process for the individuals concerned (for more information on this process refer to page 143). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

Risk management framework continued

Governance

Committee structure

The diagram shows NatWest Group's governance structure in 2025 and the main purposes of each committee.

NatWest Group plc Board

Provides leadership of NatWest Group within a framework of prudent and effective controls which enable risk to be assessed and managed. Reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including NatWest Group's risk appetite framework) and approves risk appetite. Monitors performance against risk appetite, considers material risks, reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures; future risk profile including risk appetite; and the approval and effectiveness of the EWRMF. Reviews performance relative to risk appetite; the effectiveness of internal controls required to manage risk; all material risk exposures and management's recommendations for monitoring, control and mitigation, including for all principal and emerging risks. Approves the key risk policies[(1)]. Approves the EWRMS and oversees its effective delivery. Reviews and, as required approves (subject to the escalation of any material concerns to the Board as appropriate) the results of material internal and regulatory NatWest Group-wide stress tests and the ICAAP and ILAAP submissions.

Group Audit Committee

Assists the Board in carrying out its responsibilities relating to internal control functions. Reviews NatWest Group's internal controls systems relating to financial management and compliance with laws and/or regulations relating to financial reporting, accounting issues, and safeguarding of assets. Reviews the procedures for monitoring the effectiveness of these controls.

Group Executive Risk Committee

Supports the NatWest Group CRO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures, including for all principal risks, and the performance of NatWest Group relative to risk appetite. Reviews reports on emerging threats. Reviews the EWRMF, key risk policies[(1)] and EWRMS and supports their recommendation to Group BRC. Drives effective implementation and embedding of the EWRMF in NatWest Group.

Group Asset & Liability Management Committee

Supports the Group CFO in overseeing the effective management of NatWest Group's current and future balance sheet, in line with Board-approved risk appetite, under normal and stress conditions. Supports the Group CFO's and Group CRO's recommendation to Group BRC (or approval under their accountability) of the assumptions, scenario themes and expanded metrics to be used in both material internal and regulatory Group-wide stress tests.

Group Executive Disclosure Committee

Supports the Group CFO in discharging their individual accountabilities, including the review of all material financial and non-financial disclosures made by NatWest Group to ensure that they are accurate, complete and fairly represent the business and financial condition of NatWest Group with no material misstatements or omissions.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.
(2) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of NatWest Group's pension schemes.
(3) The EDC Disclosures Steering Group was established by the Group CFO to (i) review and approve NatWest Group's responses to Environmental, Social and Governance (ESG) surveys where ESG content is considered material to investors or decision-useful to users of the reports; (ii) to assess whether NatWest Group should respond to and review new ad hoc survey requests; (iii) to review and approve ESG disclosures published on NatWest Group's website and externally that are material to investors or decision useful to users of the reports; and (iv) to review and recommend to the EDC, ESG related disclosures in the quarterly, and annual suite of results releases.

Risk management framework continued

Risk management structure

The diagram shows NatWest Group's risk management structure in 2025.


Group Chief Executive Officer (CEO)
CEO, Commercial & Institutional
RBSI CEO
NWM CEO
NWH CEO
Group Chief Risk Officer (CRO)
RBSI CRO
NWM CRO
NWH CRO
Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.
Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee.
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco.
Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee.

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.
(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group ExCo, NatWest Group ERC and an attendee at NatWest Group BRC.
(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.
(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (ring-fenced bank); Private Banking & Wealth Management; Digital X and Functions; Finance and Treasury and Non-financial Risk; and the Chief Operating Officer report to the NWH Chief Risk Officer.
(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective risk committees.

Risk management framework continued

Three lines of defence

NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles.

First line of defence

The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People, Legal and Finance.

The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks.

Second line of defence

The second line of defence comprises the Risk function and is independent of the first line.

The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities.

The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line of defence, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

Third line of defence

The third line of defence is the Internal Audit function and is independent of the first and second lines.

The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies.

The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors' Code of Ethics and International Standards on independence and objectivity.

Risk appetite

Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated at least annually.

For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group's ultimate capacity to absorb losses.

Risk appetite framework

The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be outside appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed review of the framework is carried out annually which is approved by the Board. The review includes:

- Assessing the adequacy of the framework compared to internal and external expectations.
- Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
- Assessing the level of embedding of risk appetite across the organisation.

Establishing risk appetite

In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken.

The financial and non-financial risks that NatWest Group faces are detailed in its risk directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The risk directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities.

The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives.

The process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned.

Risk management framework continued

Risk appetite is approved at least annually by the Board on the Board Risk Committee's recommendation to ensure it remains appropriate and aligned to strategy.

NatWest Group's risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging risks that may correlate to them. Performance against risk appetite for all principal risks is reported regularly to the Executive Risk Committee, the Board Risk Committee and the Board.

NatWest Group's key risk policies define at a high level the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking across all principal risks. They form part of the qualitative expression of risk appetite and are consistently applied across NatWest Group and its subsidiaries. Key risk policies are reviewed and approved by the Board Risk Committee at least annually.

Identification and measurement

Identification and measurement within the risk management process comprises:

- Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
- Monitoring of the risks associated with lending and credit exposures.
- Assessment of trading and non-trading portfolios.
- Review of potential risks in new business activities and processes.
- Analysis of potential risks in any complex and unusual business transactions.

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of principal risks. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

NatWest Group's control framework is a vital system ensuring effective risk management, compliance, and operational efficiency. Central to this framework is the implementation of various control types, including preventive, detective and directive controls, which address diverse risks.

Control recording is essential, involving detailed documentation of control activities to evaluate their adequacy and effectiveness. This serves as valuable evidence during audits and regulatory reviews.

The risk and control self-assessment (RCSA) process enhances the framework by enabling teams to identify potential risks and assess the adequacy of controls.

Regular independent adequacy and effectiveness testing of controls within the first line of defence and internal audits ensure controls function as intended. Continuous monitoring and reporting provide real-time insights into control effectiveness, fostering accountability and responsiveness to evolving risks. By emphasising control recording, RCSAs and testing, banks can maintain a resilient control environment that supports operational integrity and regulatory compliance.

Monitoring

The primary tool used to provide regular monitoring of the risk and control environment across NatWest Group is the risk and control performance assessment (RCPA). Each business area self-assesses using a set of consistent indicators and providing qualitative context to arrive at an RCPA outcome of met, partially met or not met. The assessment is completed annually and the indicators are regularly monitored. The indicators support an understanding of: the strength of the control environment to manage risk exposure within appetite; adequacy and effectiveness of the day-to-day management of risk and control; adherence with applicable components of the EWRMF; and a culture of intelligent risk-taking.

Emerging risks that could affect future results and performance are also closely monitored.

Specific activities relating to compliance and conduct, credit, financial crime and operational risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group's regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

Risk management framework continued

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group's approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

- Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
- Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	• Identify macro and NatWest Group-specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
Assess impact	• Translate scenarios into risk drivers. • Assess impact on current and projected profit and loss and balance sheet across NatWest Group.
Calculate results and assess implications	• Aggregate impacts into overall results. • Results form part of the risk management process. • Scenario results are used to inform business and capital plans.
Develop and agree management actions	• Scenario results are analysed by subject matter experts. Appropriate management actions are then developed. • Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees. Approval of scenarios is delegated to the NatWest Group Board Risk Committee by the NatWest Group Board.

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.

Stress testing usage within NatWest Group	Strategic financial and capital planning	Capital adequacy
	Risk appetite	Sector review and credit limit setting
		Business vulnerabilities analysis
	Risk monitoring	Tail risk assessment
		Early warning indicators
	Risk mitigation	Contingency planning and management actions
		Assess financial performance

Risk management framework continued

Specific areas that involve capital management include:

- **Strategic financial and capital planning** – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
- **Risk appetite** – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
- **Risk monitoring** – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group's financial strength and capital position.
- **Risk mitigation** – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk-mitigating actions are documented in NatWest Group's recovery plan.

Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group's business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and profit and loss drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:

- Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
- Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks.

Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board Risk Committee under Board-delegated authority and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group's specific capital requirements through the Pillar 2 framework.

Capital allocation

NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing – liquidity

Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress-test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity condition indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table.

Type	Description
Idiosyncratic scenario	The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario	A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure.
Combined scenario	This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets.

Risk management framework continued

NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

Stress testing – recovery and resolution planning

The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis.

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

- Developing a series of recovery indicators to provide early warning of potential stress events.
- Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
- Developing a recovery playbook to provide a concise description of the actions required during recovery.
- Detailing a range of options to address different stress conditions.
- Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group's financial condition.

It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA on a biennial basis. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited and RBSH N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group's approach to recovery planning.

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group were assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements.

Stress testing – market risk

Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group's banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Balance Sheet Management Committee.

Non-traded market risk stress test results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years.

The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Traded market risk

NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios.

NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management.

Risk management framework continued

Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line of defence.

Market risk stress test results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted at least once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Stress testing – climate risk

NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the ongoing integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes, for example, sharing insights with sector and front-line teams to support the financial budget and climate transition plan processes. In particular, internal physical risk modelling capabilities were developed during 2025.

Specific internal-run exercises in 2025 included:

- A credit-risk focused exercise covering both physical and transition risk scenarios for both the Corporate & Institutional portfolio and the Retail Banking residential mortgage portfolio.
- A non-financial risk scenario for climate focused on external communications which could omit or contain incorrect information and mislead on NatWest Group activities.

There are various challenges with quantitative climate scenario analysis, including in relation to the immaturity of modelling techniques and limitations surrounding data on climate-related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Regulatory stress testing

The Bank of England updated its approach to stress testing. The Bank Capital Stress Test (BCST) is the successor to the Annual Cyclical Stress scenario and will be run biennially. NatWest Group was selected by the Bank of England to be one of the participants in the 2025 BCST. The results were published in December 2025 and NatWest Group remained above its CET1 capital and Tier 1 leverage ratio hurdle rates in stress and was not required to strengthen its capital position. The results of this stress test, and other relevant information, will be used by the Bank of England to help inform NatWest Group capital buffers (both the UK countercyclical capital buffer rate and PRA buffers).

The 2025 stress test aimed to assess the impact of a UK and global macroeconomic stress on UK banks, spanning a five-year period from Q4 2025 to Q4 2030. It was a coherent ‘tail risk’ scenario, designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks. The stress scenario is similar to the 2022/23 Annual Cyclical Stress with weaker UK consumer price index inflation offset by more severe financial markets stresses and economic shocks in some jurisdictions.

The stress test was based on an end-of-December 2024 balance sheet position.

Further details can be found at: https://www.bankofengland.co.uk/stress-testing/2025/key-elements-bank-capital

Credit risk

Movement in expected credit loss (ECL) provision(1)

The table below shows the main ECL provision movements during the year.

	ECL provision £m
At 1 January 2025	3,425
Acquisitions	81
Changes in economic forecasts	54
Changes in risk metrics and exposure: Stage 1 and Stage 2	(75)
Changes in risk metrics and exposure: Stage 3	705
Judgemental changes:	
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(40)
Write-offs and other	(565)
At 31 December 2025	3,585
At 1 January 2024	3,645
2024 movements	(220)
At 31 December 2024	3,425

(1) The above table is not within the scope of the Independent auditors' report.

Key metrics

Loans

£429.9bn

(2024 – £410.2bn)

Growth in 2025 was a result of continuing organic demand across Personal as well as the acquisition and integration of Sainsbury's Bank unsecured portfolios. In Non-Personal, growth was mainly across strategic areas including financial institutions and corporates.

ECL provisions coverage

0.83%

(2024 – 0.83%)

ECL coverage remained broadly consistent with 2024, reflecting stability in arrears trends and the ongoing resilience of NatWest Group's portfolios, alongside balance sheet management actions in Personal portfolios.

Impairments

£671m

(2024 – £359m)

The impairment charge of £671 million, or 16 basis points of gross customer loans, reflected broadly stable default rates on growing Personal unsecured portfolios, combined with lower reductions in post model adjustments compared to 2024.

Stage 3

1.09%

(2024 – 1.45%)

Stage 3 assets reduced as a result of balance sheet management actions in Personal coupled with lower defaults in Non-Personal.

Credit risk continued

Definition (audited)

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts. For the purposes of the credit risk section, Personal refers to lending to individuals and Non-Personal refers to lending to small and medium-sized enterprises, corporates, banks and other financial institutions.

Sources of risk (audited)

The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Governance (audited)

Risk governance for credit risk is in line with the approach outlined in the Risk management framework section.

The Credit Risk function provides oversight and challenge of frontline credit risk management activities:

- Establishing credit risk policy, standards and toolkits which set out the mandatory limits and parameters required to ensure that credit risk is managed within risk appetite and which provide the minimum standards for the identification, assessment, management, monitoring and reporting of credit risk.
- Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that it is being managed adequately and effectively.
- Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.

Risk appetite (audited)

Risk appetite for credit risk is in line with the approach outlined in the Risk management framework section.

Credit risk appetite is monitored through risk appetite frameworks tailored to NatWest Group's Personal and Non-Personal segments.

Personal

The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. Risk appetite measures consider the segments' ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics.

Non-Personal

The Non-Personal credit risk appetite framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

The framework is used to manage concentrations of risk which may arise across four lenses – single name, sector, country and product and asset classes. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Identification and measurement

Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Assessment and monitoring

Personal

Personal lending mainly comprises a high volume of lower-value transactions supported by automated decision-making. To maintain consistency in lending decisions and monitor performance, NatWest Group reviews both internal credit data and external information from credit reference agencies, developing and applying lending rules according to product type.

For higher-value, more complex personal loans, such as certain residential mortgage lending, specialist credit managers are responsible for final lending decisions within defined delegated authority limits based on their experience.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain appropriate for the current market environment. Management information and higher-risk segment monitoring are produced for portfolio monitoring. Portfolio performance is measured against operational limits related to various credit risk measures including projected default rates and mortgage loan-to-value (LTV) ratios. If operational limits identify areas of concern, management may adjust credit or business strategy accordingly.

Non-Personal

Non-Personal customers, which include small and medium-sized enterprises, corporates, banks and other financial institutions, are typically managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected to the extent that a failure of one could lead to the failure of another.

A risk-based credit assessment is carried out before credit facilities are made available to customers. The assessment process depends on the complexity of the transaction.

For lower-risk transactions below specific thresholds, credit decisions can be approved through a combination of fully automated or relationship manager self-sanctioning within the business. This process is facilitated through an auto-decision system, which utilises scorecards, strategies and policy rules. For other transactions, both business approval and credit approval are required.

Credit quality and loss given default (LGD) are reviewed at least annually. The review process assesses borrower performance, the adequacy of security, compliance with terms and conditions, and refinancing risk.

Credit risk continued

Mitigation

Mitigation techniques outlined in the credit risk toolkits and transactional acceptance standards are applied in managing credit portfolios across NatWest Group. These techniques mitigate credit concentrations related to individual customers, borrower groups or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools may involve structuring security interests in physical or financial assets, using credit derivatives such as credit default swaps, credit-linked debt instruments and securitisation structures, and utilising guarantees or similar instruments (including credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate.

Residential mortgages

NatWest Group uses residential property as collateral to reduce credit risk arising from mortgages. The value of the property is determined during loan underwriting, either from a qualified appraiser, such as one registered with the Royal Institution of Chartered Surveyors (RICS), or by applying a statistically valid model. Periodically, a sample of these valuations is reviewed by an independent RICS-qualified appraiser. Retail Banking UK updates residential property values quarterly based on country-specific (Scotland, Wales and Northern Ireland) or English region specific Office for National Statistics House Price indices.

Commercial real estate

For commercial real estate valuations, NatWest Group works with a managed panel of chartered surveying firms that cover relevant geographic and property sectors in which NatWest Group takes collateral. RICS-registered valuers are contracted for specific assets under service agreements to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property, once they are more than a year old. For loan obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is typically commissioned at least every three years.

Problem debt management (audited)

When stress or financial difficulties are identified, NatWest Group collaborates closely with customers to support them.

Personal

Pre-emptive triggers, based on both NatWest Group and credit reference agency data, are used to identify customers that may be at risk of financial difficulty. NatWest Group proactively contacts these customers to offer support with the aim of preventing further deterioration of their financial position.

Financial Health and Support

When a customer exceeds an agreed limit or misses a regular monthly payment, the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not resolved then, where appropriate, the Financial Health and Support team become involved and the customer is supported by skilled debt management staff who endeavour to provide customers with bespoke solutions.

If appropriate, a notice of intention to default and/or a formal demand may be issued to the customer. The account may also be registered with credit reference agencies. Subsequently, the customer's debt may be referred to a third-party debt collection agency or solicitor, to agree an affordable repayment plan. The sale of unsecured debt may also be considered as an option.

Non-Personal

NatWest Group uses a range of early warning indicators to identify customers that may be exposed to emerging risks, including financial stress, allowing for increased monitoring where necessary. Early warning indicators may be internal, such as a customer's bank account activity, or external, such as the share price of a publicly listed customer. When these indicators suggest that a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers observe other signs of financial difficulty, the customer may be classified within the Wholesale Problem Debt Management framework.

Wholesale Problem Debt Management framework

This framework focuses on Non-Personal customers and is designed to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Non-Personal lending portfolios.

There are two classifications in the framework that apply to non-defaulted customers that are in financial stress – Heightened Monitoring and Risk of Credit Loss.

For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment.

The framework also applies to those customers that have met NatWest Group's default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Characteristics include trading issues, covenant breaches, material probability of default (PD) downgrades and past due facilities.

Heightened Monitoring customers require pre-emptive actions (outside the customer's normal trading patterns) to return or maintain their facilities within NatWest Group's current risk appetite.

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful.

The Wholesale Problem Debt Management framework does not apply to problem debt management for small and medium-sized enterprise retail customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the Financial Health and Support team where a loan has been impaired.

Credit risk continued

Customer Lending Support

Where customers meet specific referral criteria, relationships are supported by the Customer Lending Support team.

Customer Lending Support works with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered.

Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome. However, where this is not possible, NatWest Group works with customers to achieve a solvent outcome.

Forbearance (audited)

Forbearance occurs when a concession is made on the contractual terms of a debt in response to a customer's financial difficulties.

The aim of forbearance is to help the customer regain financial stability while reducing risk. To ensure that forbearance is appropriate for the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

Personal

Forbearance options include payment concessions, loan rescheduling (such as extending contractual maturity), switching to interest-only payments, suspending interest or capitalising arrears. This support can be provided for both mortgages and unsecured lending.

Non-Personal

Forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Customer PD and facility loss given default (LGD) are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. If forbearance becomes unsuitable or is unsuccessful, NatWest Group may pursue repayment, enforcement of security or insolvency proceedings, although these are options of last resort.

IFRS 9 models (audited)

IFRS 9 models provide PD, exposure at default (EAD) and LGD for the purpose of calculating ECL.

Model build

Risk ranking is normally the same as for internal ratings based (IRB) models to maintain consistency in risk measurement. Economic drivers are incorporated, normally by using stress models. Term structures are used to assess the risk of loss beyond 12 months that will affect lifetime loss for exposures which have significantly deteriorated (Stage 2) or defaulted (Stage 3).

Model application

Model application involves selecting forward-looking economic scenarios and assigning appropriate probability weights.

Model design principles

The modelling of ECL under IFRS 9 adopts the standard approach of breaking down credit loss estimation into its component parts of PD, LGD and EAD. To comply with IFRS 9, these model parameters are designed with the following characteristics:

- Unbiased – provide a best estimate.
- Point-in-time – reflecting current economic conditions as opposed to through-the-cycle.
- Economic forecasts – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflecting economic forecasts.
- Lifetime measurement – parameters are provided as multi-period term structures up to behavioural lifetimes.

PD

Personal

Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level. A key driver is the score from related IRB PD models, with economic forecasts incorporated through the stress models.

Non-Personal

Non-Personal PD models use a point-in-time/through-the-cycle framework to provide point-in-time estimates that reflect economic conditions at the reporting date. A key driver is the score from related IRB PD models, with economic forecasts incorporated through the stress models.

LGD

Personal

Economic forecasts are incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown limited sensitivity to economic conditions on LGDs for the other Personal portfolios.

Non-Personal

Economic forecasts are incorporated into LGD estimates using the existing point-in-time/through-the-cycle framework. However, for some portfolios, including low-default, sovereigns and banks, there is insufficient loss data to substantiate estimates that vary with economic conditions.

EAD

Personal

Revolving products employ existing IRB models as a foundation, with appropriate adjustments incorporating a term structure based on time to default. Amortising products use an amortisation schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Non-Personal

EAD values rely on product-specific credit conversion factors (CCFs), closely mirroring the product segmentation and approach of the respective IRB model, but without conservative or downturn assumptions. These CCFs are estimated over multi-year time horizons.

Economic drivers (audited)

Introduction

The portfolio segmentation and selection of economic drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic drivers uses empirical analysis and expert judgement.

Credit risk continued

Economic drivers (audited)

The most significant economic drivers for material portfolios are shown in the table below:

Portfolio	Economic drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 31 December 2025, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

For 31 December 2025, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across the labour market, inflation, interest rate, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2024, the near-term economic growth outlook weakened, with growth in the second half of 2025 losing momentum. Inflation rose to nearly double the target level of 2% in 2025, with underlying price pressures remaining firm. However, there are tentative signs of easing inflationary pressures and inflation is assumed to fall back close to the target by the end of 2026. The peak unemployment rate is higher than at 31 December 2024. The unemployment rate is assumed to continue to rise in the near-term, albeit at a slower pace. The Bank of England is expected to continue cutting interest rates in a ‘gradual and careful’ manner with an assumed terminal rate in the base case of 3.25%, marginally lower compared to 3.5% assumed at 31 December 2024. Housing market activities remained resilient in 2025, with prices expected to grow modestly.

High-level narrative – potential developments, vulnerabilities and risks

Growth	**Outperformance sustained** – above trend growth as consumer sentiment recovers	Upside
	Steady growth – staying close to trend pace	Base case
	Stalling – cautious consumer and policy uncertainty weighs on activity	Downside
	Extreme stress – extreme fall in GDP, with policy support to facilitate sharp recovery	Extreme downside
Inflation	**Sticky** – strong growth and/or wage policies keep services inflation above target in medium term	Upside
	Battle won – beyond near-term volatility, services inflation continues to ease, 2% target is met on a sustained basis	Base case
	Slow – above target inflation in 2026 but swiftly falls to lower levels	Downside
	Close to deflation – inflationary pressures diminish amidst pronounced weakness in demand	Extreme downside
Labour market	**Recovery** – job growth rebounds strongly, reversing much of the recent rise in unemployment rate	Upside
	Cooling continues – gradual loosening continues into 2026, before improving	Base case
	Job shedding – redundancies, reduced hours, building slack	Downside
	Depression – unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	**Limited cuts** – higher growth and inflation keep the Monetary Policy Committee cautious	Upside
	Steady – rate cutting cycle largely done, two further rate cuts	Base case
	Supportive – sharp declines to support recovery	Downside
	Sharp drop – drastic easing in policy to support a sharp deterioration in the economy	Extreme downside
Rates long-term	**Above consensus** – 4%	Upside
	Middle – 3.25%	Base case
	Low – 2.5% and below	Downside/Extreme downside

Credit risk continued

Economic drivers (audited)

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the table below.

	2025					2024				
	Upside	Base case	Downside	Extreme downside	Weighted average	Upside	Base case	Downside	Extreme downside	Weighted average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.4	0.5	0.1	1.2	2.0	1.3	0.5	(0.2)	1.1
Unemployment rate	4.3	5.1	5.6	7.0	5.3	3.6	4.3	5.0	6.7	4.6
House price index	5.7	3.3	0.6	(3.8)	2.6	5.8	3.5	0.8	(4.3)	2.7
Commercial real estate price	6.1	2.2	(0.3)	(5.0)	1.9	5.4	1.2	(1.0)	(5.7)	1.1
Consumer price index	2.6	2.4	2.4	1.8	2.3	2.4	2.2	3.5	1.6	2.4
Bank of England base rate	4.0	3.5	2.6	1.4	3.2	4.4	4.0	3.0	1.6	3.6
Stock price index	6.2	4.8	2.8	1.1	4.3	6.3	5.0	3.4	1.1	4.5
World GDP	3.7	3.1	2.5	2.2	3.0	3.8	3.2	2.5	1.6	3.0
Probability weight	22.4	45.0	19.5	13.1		23.2	45.0	19.1	12.7	

(1) The five-year summary runs from 2025-2029 for 31 December 2025 and from 2024-2028 for 31 December 2024.
(2) The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.
(3) An implicit carbon price is an additional cost related to greenhouse gas emissions as a result of climate transition policy.

Climate transition

Since 2023, NatWest Group has assessed the implicit contribution to its base case macroeconomic scenario from changes in UK transition policy, expressed as an additional implicit sectoral carbon price[3]. Climate transition policy contribution to the total ECL was immaterial at the end of 2025.

In 2025, NatWest Group individually assessed 50 active and potential UK transition policies that had a significant impact on the cost of emissions – for example, the Emissions Trading Scheme and Renewables Obligation – and converted them into equivalent implicit sectoral carbon prices. The prices were calculated as the cost per tonne of emissions abated by each policy. Using an internally developed model, NatWest Group estimated the impact of sector carbon prices on key macroeconomic variables such as GDP and unemployment. Using this analysis, NatWest Group created two scenarios, the baseline, which incorporates climate transition related impacts, and an alternative scenario, which excludes them.

Comparing ECL under these two scenarios allowed NatWest Group to estimate an aggregate macroeconomic impact of the analysed transition policies and their contribution to ECL.

The current approach does not include physical risks and transition risks, beyond the assessed transition policies. NatWest Group will continue to enhance and develop the approach as reliable data and methodology become available.

Probability weightings of scenarios

NatWest Group applies a quantitative approach for IFRS 9 multiple economic scenarios by selecting specific discrete scenarios that represent the range of risks in the economic outlook and assigning appropriate probability weights.

The approach involves comparing GDP paths for NatWest Group's scenarios against a set of 1,000 model simulations to determine the percentile in the distribution that aligns most closely with each scenario.

The probability weight for the base case is determined first using judgement, while probability weights for the alternative scenarios are then assigned based on these percentiles scores.

The weights were broadly comparable to those used at 31 December 2024 but with slightly more downside skew. The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. Given the balance of risks that the economies in which NatWest Group operates are exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario.

It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22.4% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.5% weighting applied to the downside scenario and a 13.1% weighting applied to the extreme downside scenario.

Credit risk continued

Economic drivers (audited)


UK gross domestic product (£bn)
3,200
3,100
3,000
2,900
2,800
2,700
2,600
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside


Bank of England base rate (%)
6
5
4
3
2
1
0
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside


UK unemployment rate (%)
9
8
7
6
5
4
3
2
1
0
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside


UK house prices (index)
260
240
220
200
180
160
140
120
100
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside

Credit risk continued

Economic drivers (audited)

Annual figures

	GDP - annual growth				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	1.4	1.4	1.4	1.4	1.4
2026	1.9	1.0	0.3	(3.7)	0.5
2027	3.2	1.5	(0.6)	(0.2)	1.3
2028	2.3	1.4	0.2	1.4	1.4
2029	1.6	1.4	1.4	1.4	1.5
2030	1.6	1.4	1.7	1.4	1.5

	Consumer price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	3.6	3.6	3.6	3.6	3.6
2026	2.7	2.3	2.7	0.6	2.3
2027	2.4	2.0	1.8	1.1	1.9
2028	2.1	2.0	1.7	1.8	1.9
2029	2.0	2.0	2.0	2.0	2.0
2030	2.0	2.0	2.0	2.0	2.0

	Unemployment rate - annual average				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	4.8	4.8	4.8	4.8	4.8
2026	4.7	5.4	5.5	6.1	5.3
2027	4.1	5.2	6.1	8.1	5.5
2028	4.1	5.1	6.0	8.3	5.4
2029	4.0	4.9	5.7	7.6	5.2
2030	4.0	4.8	5.5	6.9	5.1

	Bank of England base rate - annual average				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	4.24	4.24	4.24	4.24	4.24
2026	4.00	3.52	2.94	1.14	3.20
2027	4.00	3.25	2.00	0.17	2.77
2028	4.00	3.25	2.00	0.39	2.80
2029	4.00	3.25	2.00	1.02	2.88
2030	4.00	3.25	2.15	1.82	3.02

	House price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	3.0	3.0	3.0	3.0	3.0
2026	7.8	3.4	(1.2)	(13.1)	1.3
2027	7.2	3.4	(2.8)	(14.1)	1.2
2028	5.1	3.4	0.1	(0.2)	2.9
2029	5.4	3.4	4.4	7.2	4.5
2030	5.6	3.4	4.2	6.6	4.4

	Stock price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	11.1	11.1	11.1	11.1	11.1
2026	8.1	3.3	(16.0)	(52.9)	(6.7)
2027	5.1	3.3	7.2	33.9	6.5
2028	3.5	3.3	7.2	25.3	5.9
2029	3.5	3.3	7.2	20.2	5.7
2030	3.0	3.3	7.2	16.8	5.5

	Commercial real estate price - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	2.6	2.6	2.6	2.6	2.6
2026	14.1	2.9	(6.8)	(24.1)	-
2027	4.4	2.6	(2.5)	(13.0)	0.6
2028	5.5	1.5	2.8	7.0	3.3
2029	4.2	1.6	2.6	6.8	2.9
2030	2.7	1.6	2.5	6.5	2.5

Credit risk continued

Economic drivers (audited)

Worst points

	2025					2024				
	Downside		Extreme downside		Weighted average	Downside		Extreme downside		Weighted average
	%	Quarter	%	Quarter	%	%	Quarter	%	Quarter	%
GDP	-	Q4 2027	(3.8)	Q4 2026	-	-	Q1 2024	(4.1)	Q4 2025	-
Unemployment rate - peak	6.2	Q4 2027	8.5	Q4 2027	5.6	5.6	Q4 2026	8.5	Q1 2027	4.9
House price index	(2.4)	Q2 2028	(25.9)	Q2 2028	-	(1.9)	Q2 2027	(25.6)	Q3 2027	-
Commercial real estate price	(7.3)	Q2 2027	(33.3)	Q3 2027	-	(10.5)	Q2 2026	(35.0)	Q3 2026	(1.8)
Consumer price index										
- highest four quarter change	3.8	Q3 2025	3.8	Q3 2025	3.8	6.1	Q1 2026	3.5	Q1 2024	3.5
Bank of England base rate - extreme level	2.0	Q1 2025	0.1	Q1 2025	2.8	2.0	Q1 2024	0.1	Q1 2024	2.9
Stock price index	(6.7)	Q4 2026	(47.7)	Q4 2026	-	(0.2)	Q4 2025	(27.4)	Q4 2025	-

(1) The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2024 for 31 December 2025 scenarios and Q4 2023 for 31 December 2024 scenarios.

Credit risk continued

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

SICR

Defaulted exposures are classified in Stage 3 and subject to lifetime ECL measurement. Remaining exposures are assessed for SICR since initial recognition. Where exposures are identified with SICR, they are classified in Stage 2 and assessed using a lifetime ECL measurement. Exposures not considered deteriorated are assessed with a 12-month ECL. NatWest Group applies a framework to identify deterioration, primarily based on changes in lifetime PD, supported by additional qualitative high-risk backstops.

- IFRS 9 lifetime PD assessment (the primary driver) – relies on measuring the relative deterioration in forward-looking lifetime PD and is assessed monthly. SICR is determined by comparing the residual lifetime PD at the balance sheet date with the lifetime PD at the date of initial recognition (DOIR). If the current lifetime PD exceeds the origination PD by more than a defined threshold, SICR is assumed to have occurred and the exposure moved into Stage 2 for a lifetime ECL assessment. For Non-Personal, a doubling of PD would indicate a SICR, subject to a minimum PD uplift of 0.1%. For Personal portfolios and small and medium-sized enterprise retail, the criteria vary by risk band, as detailed in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
A	<0.762%	PD@DOIR + 1%
B	<4.306%	PD@DOIR + 3%
C	>=4.306%	1.7 x PD@DOIR

- Qualitative high-risk backstop assessment – supplements the PD assessment to evaluate whether significant deterioration in lifetime risk of default occurred. This included the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, as well as other elements such as forbearance support, Non-Personal exposures managed within the Wholesale Problem Debt Management framework, and adverse credit bureau results for Personal customers.
- Persistence (Personal and small and medium-sized enterprise retail customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture into Stage 2. The persistence rule is applied to PD driven deterioration only.

Lifetime

The definitions of initial recognition and asset lifetime are important considerations when determining the amount of lifetime losses to be applied.

- Initial recognition refers to the date that a transaction (or account) is first recognised on the balance sheet, with the PD at that point serving as the basis for subsequent determination of SICR, as detailed above.
- For asset lifetime, the approach is aligned with IFRS 9 requirements:
  - Term lending – the contractual maturity date is used and adjusted for behavioural trends where applicable, such as expected prepayment and amortisation.
  - Revolving facilities – for Personal portfolios (excluding credit cards), asset duration is determined by behavioural life, which was typically greater than contractual life. For the Non-Personal portfolios, asset duration is based on annual customer review schedules.

Governance

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy, which stipulates periodic model monitoring and, re-validation and defines approval procedures and authorities according to model materiality. Post model adjustments are applied where management deemed them necessary to ensure an adequate level of overall ECL provision. All post model adjustments undergo review, challenge and approval by the relevant model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A comprehensive framework has been established that incorporates analysis of diverse economic data, external benchmarks and portfolio performance trends with a particular focus on segments (across both Personal and Non-Personal portfolios) that may be more susceptible to specific risk factors.

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and requires significant judgement and estimation, especially during times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objectives of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions used in the estimation.

Simulations were conducted to assess the impact of various economic scenarios, including base case, upside, downside and extreme downside scenarios. The potential ECL impacts reflected the simulated impact as at 31 December 2025. In the simulations, NatWest Group assumed that the economic macro variables associated with each scenario would replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario. These scenarios were applied to all modelled portfolios in the table, with the simulation affecting both PDs and LGDs. Post model adjustments included in the ECL estimates were adjusted in line with the modelled ECL movements. However, adjustments that were judgemental in nature, such as those for deferred model calibrations and economic uncertainty, were not automatically recalculated. Instead, they will be re-evaluated by management through ECL governance for any new economic scenario outlook.

As expected, the scenarios created varying impacts on ECL by portfolio, and these impacts were deemed reasonable. The simulations assumed that existing modelled relationships between key economic variables and drivers would hold. However, in practice, other factors such as potential changes in customer behaviour and policy changes could also impact the wider availability of credit.

The focus of the simulations was on ECL provisioning requirements for performing exposures in Stage 1 and Stage 2. The simulations were run on a stand-alone basis and were independent of each other. Scenario impacts on SICR were considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios, the total exposure remained the same, but exposure by stage varied.

Stage 3 provisions are not subject to the same level of measurement uncertainty, as default is an observed event as at the balance sheet date and defaulted LGD is typically more impacted by borrower specific factors rather than economics. Therefore, Stage 3 provisions were not considered in this analysis. NatWest Group's core criterion for identifying a SICR is based on PD deterioration. Under the simulations, changes in PDs resulted in exposures moving between Stage 1 and Stage 2, contributing to the ECL impact.

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2025	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 modelled loans (£m)					
Retail Banking - mortgages	181,869	182,357	183,665	181,119	176,988
Retail Banking - unsecured	12,761	12,858	13,232	12,601	11,683
Non-Personal - property	31,809	31,924	31,995	31,764	23,027
Non-Personal - non-property	141,924	142,660	142,972	141,841	118,828
	368,363	369,799	371,864	367,325	330,526
Stage 1 modelled ECL (£m)					
Retail Banking - mortgages	42	42	41	42	43
Retail Banking - unsecured	293	300	288	291	278
Non-Personal - property	66	46	38	71	148
Non-Personal - non-property	189	156	144	202	353
	590	544	511	606	822
Stage 1 coverage (%)					
Retail Banking - mortgages	0.02%	0.02%	0.02%	0.02%	0.02%
Retail Banking - unsecured	2.30%	2.33%	2.18%	2.31%	2.38%
Non-Personal - property	0.21%	0.14%	0.12%	0.22%	0.64%
Non-Personal - non-property	0.13%	0.11%	0.10%	0.14%	0.30%
	0.16%	0.15%	0.14%	0.16%	0.25%
Stage 2 modelled loans (£m)					
Retail Banking - mortgages	15,821	15,333	14,025	16,571	20,702
Retail Banking - unsecured	3,621	3,524	3,150	3,781	4,699
Non-Personal - property	3,072	2,957	2,886	3,117	11,854
Non-Personal - non-property	15,721	14,985	14,673	15,804	38,817
	38,235	36,799	34,734	39,273	76,072
Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	36	33	29	38	55
Retail Banking - unsecured	388	378	326	408	516
Non-Personal - property	55	47	42	59	351
Non-Personal - non-property	305	263	242	317	880
	784	721	639	822	1,802
Stage 2 coverage (%)					
Retail Banking - mortgages	0.23%	0.22%	0.21%	0.23%	0.27%
Retail Banking - unsecured	10.72%	10.73%	10.35%	10.79%	10.98%
Non-Personal - property	1.79%	1.59%	1.46%	1.89%	2.96%
Non-Personal - non-property	1.94%	1.76%	1.65%	2.01%	2.27%
	2.05%	1.96%	1.84%	2.09%	2.37%

For the notes to this table refer to the following page.

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2025	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 and Stage 2 modelled loans (£m)					
Retail Banking - mortgages	197,690	197,690	197,690	197,690	197,690
Retail Banking - unsecured	16,382	16,382	16,382	16,382	16,382
Non-Personal - property	34,881	34,881	34,881	34,881	34,881
Non-Personal - non-property	157,645	157,645	157,645	157,645	157,645
	406,598	406,598	406,598	406,598	406,598
Stage 1 and Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	78	75	70	80	98
Retail Banking - unsecured	681	678	614	699	794
Non-Personal - property	121	93	80	130	499
Non-Personal - non-property	494	419	386	519	1,233
	1,374	1,265	1,150	1,428	2,624
Stage 1 and Stage 2 coverage (%)					
Retail Banking - mortgages	0.04%	0.04%	0.04%	0.04%	0.05%
Retail Banking - unsecured	4.16%	4.14%	3.75%	4.27%	4.85%
Non-Personal - property	0.35%	0.27%	0.23%	0.37%	1.43%
Non-Personal - non-property	0.31%	0.27%	0.24%	0.33%	0.78%
	0.34%	0.31%	0.28%	0.35%	0.65%
Reconciliation to Stage 1 and Stage 2 ECL (£m)					
ECL on modelled exposures	1,374	1,265	1,150	1,428	2,624
ECL on non-modelled exposures	36	36	36	36	36
Total Stage 1 and Stage 2 ECL (£m)	1,410	1,301	1,186	1,464	2,660
Variance to actual total Stage 1 and Stage 2 ECL (£m)	-	(109)	(224)	54	1,250
Reconciliation to Stage 1 and Stage 2 flow exposures (£m)					
Modelled loans	406,598	406,598	406,598	406,598	406,598
Non-modelled loans	19,264	19,264	19,264	19,264	19,264
Other asset classes	160,130	160,130	160,130	160,130	160,130

(1) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(2) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2025. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.
(3) Refer to the Economic drivers section for details of economic scenarios.
(4) Refer to the NatWest Group 2024 Annual Report and Accounts for 2024 comparatives.

- If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £1.3 billion (approximately 90%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
- In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario on non-property portfolios, driven by a significant deterioration in the stock index.
- Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.

Credit risk continued

ECL post model adjustments (audited)

The table below shows ECL post model adjustments.

	Retail Banking		Private Banking & Wealth	Commercial	
	Mortgages	Other	Management	& Institutional	Total
2025	**£m**	**£m**	**£m**	**£m**	**£m**
Deferred model calibrations	**-**	**-**	**1**	**14**	**15**
Economic uncertainty	**44**	**42**	**11**	**149**	**246**
Other adjustments	**-**	**19**	**-**	**16**	**35**
Total	**44**	**61**	**12**	**179**	**296**
Of which:					
- Stage 1	***33***	***38***	***4***	***73***	***148***
- Stage 2	***11***	***20***	***8***	***106***	***145***
- Stage 3	***-***	***3***	***-***	***-***	***3***
2024					
Deferred model calibrations	-	-	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	-	-	-	18	18
Total	90	22	9	215	336
Of which:					
- Stage 1	*58*	*9*	*5*	*94*	*166*
- Stage 2	*26*	*13*	*4*	*119*	*162*
- Stage 3	*6*	*-*	*-*	*2*	*8*

Post model adjustments reduced since 31 December 2024, reflecting the removal of COVID-19 post model adjustments combined with updates to parameters.

- Retail Banking – As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £86 million (2024 – £112 million). This reduction was driven by a revision to the cost of living post model adjustment, standing at £86 million (2024 – £105 million), and was the sole remaining economic uncertainty post model adjustment. This change was based on a review of back-testing. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including over-indebted borrowers, poor credit card affordability status and lower income customers in fuel poverty.
- A £19 million post model adjustment was recognised as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury's Bank lending portfolio.
- Commercial & Institutional – As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £149 million (2024 – £179 million). The reduction was driven by the retirement of COVID-19 post model adjustments which were associated with government scheme lending (2024 – £29 million). The continued economic uncertainty post model adjustments reflected downgrades to risk profile that were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds.
- The remaining £30 million (2024 – £36 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 2.3 and Note 14 to the consolidated financial statements for policies and critical judgements relating to impairment loss determination.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 9 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	31 December 2025			31 December 2024		
	Gross £bn	ECL £bn	Net £bn	Gross £bn	ECL £bn	Net £bn
Balance sheet total gross amortised cost and FVOCI	593.9			567.2		
In scope of IFRS 9 ECL framework	592.4			564.4		
% in scope	100%			100%		
Loans to customers - in scope - amortised cost	422.9	3.6	419.3	404.2	3.4	400.8
Loans to customers - in scope - FVOCI	0.2	-	0.2	-	-	-
Loans to banks - in scope - amortised cost	6.8	-	6.8	6.0	-	6.0
Total loans - in scope	429.9	3.6	426.3	410.2	3.4	406.8
Stage 1	386.6	0.6	386.0	363.8	0.6	363.2
Stage 2	38.6	0.8	37.8	40.5	0.8	39.7
Stage 3	4.7	2.2	2.5	5.9	2.0	3.9
Other financial assets - in scope - amortised cost	120.7	-	120.7	116.4	-	116.4
Other financial assets - in scope - FVOCI	41.8	-	41.8	37.8	-	37.8
Total other financial assets - in scope	162.5	-	162.5	154.2	-	154.2
Stage 1	161.5	-	161.5	153.4	-	153.4
Stage 2	1.0	-	1.0	0.8	-	0.8
Out of scope of IFRS 9 ECL framework	1.5	na	1.5	2.8	na	2.8
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.5)	na	(0.5)
Loans to banks - out of scope - amortised cost	0.2	na	0.2	0.1	na	0.1
Other financial assets - out of scope - amortised cost	1.7	na	1.7	3.2	na	3.2
Other financial assets - out of scope - FVOCI	0.2	na	0.2	-	na	-

na = not applicable

The assets outside the scope of IFRS 9 ECL framework were as follows:

- Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £1.8 billion (2024 – £3.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
- Equity shares of £0.1 billion (2024 – £0.2 billion) as not within the IFRS 9 ECL framework by definition.
- Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.3) billion (2024 – £(0.5) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £147.2 billion (2024 – £140.0 billion) comprised Stage 1 £135.8 billion (2024 – £129.8 billion); Stage 2 £10.8 billion (2024 – £9.4 billion); and Stage 3 £0.6 billion (2024 – £0.8 billion). The ECL relating to off-balance sheet exposures was £0.1 billion (2024 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (2024 – £3.4 billion) included ECL for both on and off-balance sheet exposures.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:						
						Personal				Non-Personal		
2025	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m
Loans - amortised cost and FVOCI (1,2)												
Stage 1	196,325	17,552	138,769	34,005	386,651	196,325	14,140	2,355	84	3,412	136,414	33,921
Stage 2	19,113	1,115	18,289	65	38,582	19,113	337	32	18	778	18,257	47
Stage 3	2,231	348	2,102	2	4,683	2,231	260	44	2	88	2,058	-
Of which: individual	*-*	*276*	*1,180*	*-*	*1,456*	*-*	*188*	*5*	*-*	*88*	*1,175*	*-*
Of which: collective	*2,231*	*72*	*922*	*2*	*3,227*	*2,231*	*72*	*39*	*2*	*-*	*883*	*-*
Total	217,669	19,015	159,160	34,072	429,916	217,669	14,737	2,431	104	4,278	156,729	33,968
ECL provisions (3)												
Stage 1	335	13	256	10	614	335	3	1	3	10	255	7
Stage 2	424	13	357	2	796	424	1	-	1	12	357	1
Stage 3	1,075	50	1,048	2	2,175	1,075	24	11	2	26	1,037	-
Of which: individual	*-*	*50*	*548*	*-*	*598*	*-*	*24*	*5*	*-*	*26*	*543*	*-*
Of which: collective	*1,075*	*-*	*500*	*2*	*1,577*	*1,075*	*-*	*6*	*2*	*-*	*494*	*-*
Total	1,834	76	1,661	14	3,585	1,834	28	12	6	48	1,649	8
ECL provisions coverage (4)												
Stage 1 (%)	0.17	0.07	0.18	0.03	0.16	0.17	0.02	0.04	3.57	0.29	0.19	0.02
Stage 2 (%)	2.22	1.17	1.95	3.08	2.06	2.22	0.30	-	5.56	1.54	1.96	2.13
Stage 3 (%)	48.18	14.37	49.86	100.00	46.44	48.18	9.23	25.00	100.00	29.55	50.39	-
Total	0.84	0.40	1.04	0.04	0.83	0.84	0.19	0.49	5.77	1.12	1.05	0.02
Impairment (releases)/losses												
ECL (release)/charge (5)	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Stage 1	(67)	(9)	(124)	(4)	(204)	(67)	(1)	(1)	4	(8)	(123)	(8)
Stage 2	295	9	116	1	421	295	2	1	1	7	115	-
Stage 3	209	10	233	2	454	209	4	1	2	6	232	-
Of which: individual	*-*	*10*	*178*	*-*	*188*	*-*	*4*	*-*	*-*	*6*	*178*	*-*
Of which: collective	*209*	*-*	*55*	*2*	*266*	*209*	*-*	*1*	*2*	*-*	*54*	*-*
Total	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Amounts written-off	373	1	205	-	579	373	1	6	-	-	199	-
Of which: individual	*-*	*1*	*136*	*-*	*137*	*-*	*1*	*-*	*-*	*-*	*136*	*-*
Of which: collective	*373*	*-*	*69*	*-*	*442*	*373*	*-*	*6*	*-*	*-*	*63*	*-*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

2024	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m	Of which: Personal – Retail Banking £m	Of which: Personal – Private Banking & Wealth Management £m	Of which: Personal – Commercial & Institutional £m	Of which: Personal – Central items & other £m	Of which: Non-Personal – Private Banking & Wealth Management £m	Of which: Non-Personal – Commercial & Institutional £m	Of which: Non-Personal – Central items & other £m
Loans - amortised cost and FVOCI (1,2)												
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	-	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	-	492	15,297	49
Stage 3	3,268	322	2,340	-	5,930	3,268	251	52	-	71	2,288	-
Of which: individual	*-*	*233*	*1,052*	*-*	*1,285*	*-*	*162*	*5*	*-*	*71*	*1,047*	*-*
Of which: collective	*3,268*	*89*	*1,288*	*-*	*4,645*	*3,268*	*89*	*47*	*-*	*-*	*1,241*	*-*
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	-	3,992	144,347	35,361
ECL provisions (3)												
Stage 1	279	16	289	14	598	279	2	3	-	14	286	14
Stage 2	428	12	346	1	787	428	1	-	-	11	346	1
Stage 3	1,063	36	941	-	2,040	1,063	21	15	-	15	926	-
Of which: individual	*-*	*36*	*415*	*-*	*451*	*-*	*21*	*7*	*-*	*15*	*408*	*-*
Of which: collective	*1,063*	*-*	*526*	*-*	*1,589*	*1,063*	*-*	*8*	*-*	*-*	*518*	*-*
Total	1,770	64	1,576	15	3,425	1,770	24	18	-	40	1,558	15
ECL provisions coverage (4)												
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	-	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	-	-	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	-	34.40	32.53	8.37	28.85	-	21.13	40.47	-
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	-	1.00	1.08	0.04
Impairment (releases)/losses												
ECL (release)/charge (5)	282	(11)	98	(10)	359	282	1	1	-	(12)	97	(10)
Stage 1	(208)	(11)	(205)	(14)	(438)	(208)	(2)	(1)	-	(9)	(204)	(14)
Stage 2	278	(1)	79	4	360	278	2	1	-	(3)	78	4
Stage 3	212	1	224	-	437	212	1	1	-	-	223	-
Of which: individual	*-*	*1*	*191*	*-*	*192*	*-*	*1*	*(1)*	*-*	*-*	*192*	*-*
Of which: collective	*212*	*-*	*33*	*-*	*245*	*212*	*-*	*2*	*-*	*-*	*31*	*-*
Total	282	(11)	98	(10)	359	282	1	1	-	(12)	97	(10)
Amounts written-off	430	1	223	-	654	430	1	2	-	-	221	-
Of which: individual	*-*	*1*	*143*	*-*	*144*	*-*	*1*	*-*	*-*	*-*	*143*	*-*
Of which: collective	*430*	*-*	*80*	*-*	*510*	*430*	*-*	*2*	*-*	*-*	*78*	*-*

(1) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £84.1 billion (2024 – £91.8 billion) and debt securities of £78.4 billion (2024 – £62.4 billion).
(2) Includes loans to customers and banks.
(3) Includes £6 million (2024 – £4 million) related to assets classified as FVOCI and £0.1 billion (2024 – £0.1 billion) related to off-balance sheet exposures.
(4) ECL provisions coverage is calculated as ECL provisions, including ECL for other non-loan assets and unutilised exposure, divided by loans – amortised cost and FVOCI. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5) Includes a £6 million release (2024 - £12 million release) related to other financial assets, of which £1 million charge (2024 - £4 million release) related to assets classified as FVOCI and includes a £3 million charge (2024 - £5 million release) related to contingent liabilities.

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

- **Retail Banking** – Balance sheet growth during the year was mainly due to mortgages. Within the Unsecured portfolios, alongside organic growth in the credit cards and personal loans portfolios, the acquisition of the Sainsbury's Bank portfolios further contributed to the balance sheet growth. Asset quality was maintained during the year, reflecting ongoing customer resilience and robust risk appetite. Alongside steady portfolio performance, good book and total ECL coverage for Retail Banking remained broadly consistent with 31 December 2024. Underlying ECL coverage increased due to growth in unsecured lending, including the acquisition of the Sainsbury's Bank portfolio earlier in 2025, but this was offset by balance sheet management actions, including a mortgage securitisation transaction and unsecured debt sales. The proportion of Stage 3 loans declined over the year, mainly as a result of the balance sheet management actions described above, notably the mortgage securitisation, which reduced Stage 3 loans by £0.8 billion. Furthermore, there was an enhancement to the mortgage definition of default systems and process, resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book. While default performance was broadly stable overall, unsecured flows into Stage 3 increased year-on-year, driven by strategic growth and seasoning of credit card balances since 2022.
- **Commercial & Institutional** – Balance sheet growth in the year was primarily in corporates and institutions and was reflected in Stage 1. Despite the increase in performing book exposures, performing book provisions decreased, driven by reductions in post model adjustments for economic uncertainty. Total provision balance growth primarily reflected the impact of a small number of individual charges in Stage 3. Despite the increase in Stage 3 ECL, loan balances flowing into Stage 3 were lower than the prior year. The combination of increased Stage 3 charges combined with lower inflows into Stage 3 drove the increase in Stage 3 ECL provisions coverage. Total book coverage remained broadly similar year-on-year, as the increase in Stage 3 ECL provisions coverage was more than offset by reductions in performing book coverage. The full year 2025 total charge was higher compared to 2024, primarily as the good book release in 2025 was notably lower than the release in 2024. The lower release in 2025 reflected lower reductions in post model adjustments compared to 2024.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal				
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other	Financial institutions	Sovereign	Total	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	-	-	9	7,010	14,059	351	21,420	21,429
- RoW	-	-	-	-	9,778	14,697	462	24,937	24,937
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	-	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	-	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	-	282	967
- Past due 91-180 days	275	62	104	441	110	6	-	116	557
- Past due >180 days	483	99	687	1,269	689	48	15	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	-	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	-	253	691
Weighted average life (2)									
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
Weighted average 12 months PDs (2)									
- IFRS 9 (%)	0.46	3.68	5.05	0.77	1.18	0.14	5.40	0.83	0.80
- Basel (%)	0.62	3.91	3.52	0.85	1.04	0.15	5.40	0.75	0.80
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	-	-	2	104	10	1	115	117
- RoW	-	-	-	-	61	42	12	115	115

For the notes to this table refer to page 207.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Non-Personal				
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other (2)	Financial institutions	Sovereign	Total	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	-	494	1,577
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44
ECL (release)/charge	(142)	263	329	450	168	56	(3)	221	671
- UK	(144)	263	329	448	148	60	(6)	202	650
- Other Europe	2	-	-	2	18	1	-	19	21
- RoW	-	-	-	-	2	(5)	3	-	-
Amounts written-off	92	118	170	380	199	-	-	199	579
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- > 5 and ≤ 15 year	42,759	3	1,772	44,534	24,136	4,016	290	28,442	72,976
- > 15 year	161,374	-	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	-	-	-	-	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	-	-	-	-	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	-	-	-	-	7	189	-	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	-	-	36	36	2,881	1,476	-	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	-	375	436	463
- AQ10	10	65	115	190	309	77	-	386	576

For the notes to this table refer to page 207.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Non-Personal				
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other	Financial institutions	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- *UK*	*209,846*	*6,930*	*9,749*	*226,525*	*97,409*	*43,412*	*562*	*141,383*	*367,908*
- *Other Europe*	-	-	-	-	*6,311*	*14,747*	*766*	*21,824*	*21,824*
- *RoW*	-	-	-	-	*8,014*	*12,162*	*317*	*20,493*	*20,493*
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- *Stage 1*	*186,250*	*4,801*	*7,267*	*198,318*	*94,991*	*69,021*	*1,491*	*165,503*	*363,821*
- *Stage 2*	*21,061*	*1,953*	*1,622*	*24,636*	*14,464*	*1,241*	*133*	*15,838*	*40,474*
- *Stage 3*	*2,535*	*176*	*860*	*3,571*	*2,279*	*59*	*21*	*2,359*	*5,930*
- *Of which: individual*	*141*	-	*26*	*167*	*1,046*	*51*	*21*	*1,118*	*1,285*
- *Of which: collective*	*2,394*	*176*	*834*	*3,404*	*1,233*	*8*	-	*1,241*	*4,645*
Loans - past due analysis	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- *Not past due*	*206,739*	*6,721*	*8,865*	*222,325*	*107,855*	*70,055*	*1,627*	*179,537*	*401,862*
- *Past due 1-30 days*	*1,404*	*50*	*70*	*1,524*	*2,530*	*211*	-	*2,741*	*4,265*
- *Past due 31-90 days*	*580*	*51*	*99*	*730*	*398*	*2*	*18*	*418*	*1,148*
- *Past due 91-180 days*	*408*	*41*	*96*	*545*	*139*	*49*	-	*188*	*733*
- *Past due >180 days*	*715*	*67*	*619*	*1,401*	*812*	*4*	-	*816*	*2,217*
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- *Not past due*	*19,939*	*1,889*	*1,521*	*23,349*	*13,485*	*1,228*	*133*	*14,846*	*38,195*
- *Past due 1-30 days*	*853*	*31*	*37*	*921*	*640*	*11*	-	*651*	*1,572*
- *Past due 31-90 days*	*269*	*33*	*64*	*366*	*339*	*2*	-	*341*	*707*
Weighted average life (2)									
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs (2)									
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- *UK*	*462*	*381*	*969*	*1,812*	*1,335*	*37*	*12*	*1,384*	*3,196*
- *Other Europe*	-	-	-	-	*109*	*9*	-	*118*	*118*
- *RoW*	-	-	-	-	*60*	*44*	*7*	*111*	*111*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Non-Personal				
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other (2)	Financial institutions	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	-	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	-	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
ECL (release)/charge	8	115	161	284	55	19	1	75	359
- UK	8	115	161	284	43	1	-	44	328
- Other Europe	-	-	-	-	17	(7)	-	10	10
- RoW	-	-	-	-	(5)	25	1	21	21
Amounts written-off	18	102	313	433	221	-	-	221	654
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- ≤1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- >1 and ≤5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- > 5 and ≤ 15 year	45,454	-	1,006	46,460	20,623	4,270	298	25,191	71,651
- > 15 year	149,374	-	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	-	-	-	-	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	-	-	-	-	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	-	-	-	-	5	359	-	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Contingent liabilities	-	-	41	41	3,024	1,584	-	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	-	63	82	112
- AQ10	15	337	26	378	392	49	-	441	819

(1) Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International mortgages are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2) Not within the scope of the Independent auditors' report.
(3) AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2025	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Personal	**212,904**	**19,500**	**2,537**	**234,941**	**45,009**	**36**	**342**	**426**	**1,112**	**1,880**
Mortgages (1)	**197,939**	**15,951**	**1,339**	**215,229**	**14,799**	**-**	**45**	**36**	**191**	**272**
Credit cards	**5,988**	**2,081**	**242**	**8,311**	**22,696**	**-**	**125**	**205**	**190**	**520**
Other personal	**8,977**	**1,468**	**956**	**11,401**	**7,514**	**36**	**172**	**185**	**731**	**1,088**
Non-Personal	**173,747**	**19,082**	**2,146**	**194,975**	**97,779**	**4,357**	**272**	**370**	**1,063**	**1,705**
Financial institutions (2)	**73,959**	**356**	**141**	**74,456**	**21,555**	**1,476**	**37**	**5**	**113**	**155**
Sovereign	**2,009**	**266**	**15**	**2,290**	**501**	**-**	**7**	**5**	**6**	**18**
Corporate and other	**97,779**	**18,460**	**1,990**	**118,229**	**75,723**	**2,881**	**228**	**360**	**944**	**1,532**
Of which:										
Commercial real estate	***17,838***	***1,272***	***294***	***19,404***	***6,646***	***162***	***55***	***22***	***120***	***197***
Mobility and logistics	***13,021***	***4,312***	***81***	***17,414***	***10,194***	***520***	***24***	***45***	***40***	***109***
Consumer industries	***12,875***	***2,912***	***389***	***16,176***	***11,149***	***496***	***33***	***68***	***199***	***300***
Total	**386,651**	**38,582**	**4,683**	**429,916**	**142,788**	**4,393**	**614**	**796**	**2,175**	**3,585**
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	-	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	-	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereign	1,491	133	21	1,645	239	-	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:										
Commercial real estate	*16,191*	*1,517*	*433*	*18,141*	*6,661*	*143*	*70*	*30*	*146*	*246*
Mobility and logistics	*13,363*	*2,384*	*148*	*15,895*	*9,367*	*595*	*26*	*35*	*67*	*128*
Consumer industries	*13,312*	*3,015*	*444*	*16,771*	*10,706*	*595*	*45*	*90*	*188*	*323*
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1) As at 31 December 2025, £144.2 billion, 67%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2024 – £139.1 billion, 66.3%). Of which, 48.8% were rated as EPC A to C (2024 – 46.3%).
(2) Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

Credit risk – Banking activities continued

Non-Personal forbearance (audited)

The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and other	Financial institutions	Sovereign	Total
2025	£m	£m	£m	£m
Forbearance (flow)	**3,495**	**43**	**12**	**3,550**
Forbearance (stock)	**4,167**	**122**	**12**	**4,301**
Heightened Monitoring and Risk of Credit Loss	**6,115**	**103**	**2**	**6,220**
2024				
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

Sector analysis – portfolio summary (audited)

- **Loans by geography and sector** – In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK.
- **Loans by stage** – Stage 3 balances reduced overall, with a small reduction in Non-Personal due to write-offs and lower inflows, and a larger reduction in Personal mortgages following the securitisation transaction that removed £0.8 billion of Stage 3 assets, alongside a default definition systems and process enhancement that moved loans back to the good book. Stage 1 balances increased across the Personal portfolios, driven by growth in mortgages and unsecured lending, including the Sainsbury's Bank portfolio acquisition. Stage 2 balances were broadly unchanged from the end of 2024, with reductions in Personal mortgages, linked to PD model enhancements and stable portfolio trends offset by increases in Non-Personal, largely driven by post model adjustment downgrades to sectors deemed most at risk of economic uncertainty.
- **Loans – Past due analysis** – Within the Personal portfolio, arrears balances overall decreased during 2025 mainly driven by the balance sheet management actions within the mortgage portfolio described previously. For the unsecured portfolios, arrears balances increased due to book growth and portfolio maturation. In Non-Personal, arrears balances reduced in line with Stage 3 balance reduction. The vast majority of Stage 2 balances remained up to date, as Stage 2 is normally captured through other forward-looking Stage 2 triggers.
- **Weighted average 12 months PDs** – Both IFRS 9 and Basel PDs remained broadly stable during the year overall, noting the reduction in Personal mortgages due to PD model enhancements and an increase in unsecured PDs driven by strategic growth and seasoning of credit card balances since 2022. Non-Personal PDs were broadly stable in the year. The higher PD in sovereigns reflected a single entity where lending is fully guaranteed.
- **ECL provisions by stage and ECL provisions coverage** – Overall provisions increased from 31 December 2024, following an increase in good book ECL in the Personal portfolios, driven by the portfolio acquisition of Sainsbury's Bank and organic growth in unsecured lending, and a small number of significant individual Non-Personal Stage 3 charges. Stage 3 ECL growth was partly offset by the transfer of mortgage assets to a securitisation special purpose vehicle. Provisions coverage remained consistent with 31 December 2024.
- **ECL charge** – The 2025 impairment charge, primarily reflected a small number of significant individual charges in the Non-Personal portfolio alongside the initial ECL cost from the portfolio acquisition from Sainsbury's Bank within Personal. This was partially offset by post model adjustment releases in the good book and one-off releases, notably on the definition of default systems and process enhancement on Personal mortgages and a mortgage securitisation. The increased charge in Non-Personal portfolio primarily reflected lower levels of reduction in performing book post model adjustments compared to 2024.
- **Loans by residual maturity** – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal portfolios the maturity profile will vary by product and sectors, but is typically less than five years for most exposures.
- **Other financial assets by asset quality** – These assets were cash and debt securities, and generally of high credit quality as reflected in the AQ banding.
- **Off-balance sheet exposures by asset quality** – The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures. In the Non-Personal portfolio, off-balance sheet exposures increased year-on-year, reflecting an increase in unutilised exposure in corporates and financial institutions. The increase was primarily in the AQ1 to AQ4 band, indicating high credit quality.
- **Non-Personal problem debt** – Exposures in the Wholesale Problem Debt Management framework marginally increased during 2025 due to an inflow of corporate customers onto the framework across a range of sectors. There was no change in the reasons for customers moving onto the framework from 2024, with trading issues and cash/liquidity remaining the key main drivers.
- **Non-Personal forbearance** – Exposures classified as forborne reduced marginally across multiple sectors, leading to lower stock values in corporates. A portion of forbearance flows related to cases in Customer Lending Support subject to repeated forbearance.

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM	
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets											
Cash and balances at central banks	84.1	-	84.1	-	-	-	-	-	-	84.1	-
Loans - amortised cost (3)	429.9	3.5	426.4	2.5	47.9	261.0	26.0	334.9	2.1	91.5	0.4
Personal (4)	*234.9*	*1.9*	*233.0*	*1.4*	*1.4*	*214.5*	-	*215.9*	*1.2*	*17.1*	*0.2*
Non-Personal (5)	*195.0*	*1.6*	*193.4*	*1.1*	*46.5*	*46.5*	*26.0*	*119.0*	*0.9*	*74.4*	*0.2*
Debt securities	78.5	-	78.5	-	0.3	-	-	0.3	-	78.2	-
Total financial assets	592.5	3.5	589.0	2.5	48.2	261.0	26.0	335.2	2.1	253.8	0.4
Contingent liabilities and commitments											
Personal (6)	45.0	-	45.0	0.2	1.1	3.2	-	4.3	0.1	40.7	0.1
Non-Personal	102.2	0.1	102.1	0.4	4.1	7.9	5.3	17.3	0.1	84.8	0.3
Total off-balance sheet	147.2	0.1	147.1	0.6	5.2	11.1	5.3	21.6	0.2	125.5	0.4
Total exposure	739.7	3.6	736.1	3.1	53.4	272.1	31.3	356.8	2.3	379.3	0.8

2024											
Financial assets											
Cash and balances at central banks	91.8	-	91.8	-	-	-	-	-	-	91.8	-
Loans - amortised cost (3)	410.2	3.3	406.9	3.9	46.3	253.0	25.5	324.8	3.4	82.1	0.5
Personal (4)	*226.5*	*1.8*	*224.7*	*2.5*	*0.8*	*209.1*	-	*209.9*	*2.2*	*14.8*	*0.3*
Non-Personal (5)	*183.7*	*1.5*	*182.2*	*1.4*	*45.5*	*43.9*	*25.5*	*114.9*	*1.2*	*67.3*	*0.2*
Debt securities	62.5	-	62.5	-	0.1	-	-	0.1	-	62.4	-
Total financial assets	564.5	3.3	561.2	3.9	46.4	253.0	25.5	324.9	3.4	236.3	0.5
Contingent liabilities and commitments											
Personal (6)	41.9	-	41.9	0.4	1.1	3.7	-	4.8	-	37.1	0.4
Non-Personal	98.1	0.1	98.0	0.4	3.1	8.2	5.1	16.4	0.1	81.6	0.3
Total off-balance sheet	140.0	0.1	139.9	0.8	4.2	11.9	5.1	21.2	0.1	118.7	0.7
Total exposure	704.5	3.4	701.1	4.7	50.6	264.9	30.6	346.1	3.5	355.0	1.2

(1) Includes cash and securities collateral.
(2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. Any additional credit risk mitigation from a synthetic securitisation is not included in the table above.
(3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.
(4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.
(5) Stage 3 exposures post credit risk enhancement and mitigation in Non-Personal mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.
(6) The Personal gross exposure value includes £11.4 billion (2024 – £10.1 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower's property.

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2025					2024				
Personal lending	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
Mortgages	199,972	13,038	2,210	9	215,229	194,865	12,826	2,161	-	209,852
Of which:										
Owner occupied	180,323	11,644	1,508	8	193,483	176,137	11,348	1,457	-	188,942
Buy-to-let	19,649	1,394	702	1	21,746	18,728	1,478	704	-	20,910
Interest only	21,812	11,533	436	-	33,781	22,186	11,276	437	-	33,899
Mixed (1)	9,977	76	4	-	10,057	10,384	40	8	-	10,432
ECL provisions (2)	248	17	5	2	272	440	12	10	-	462
Other personal lending (3)	17,696	1,699	221	95	19,711	15,045	1,301	242	-	16,588
ECL provisions (2)	1,586	11	7	4	1,608	1,330	12	3	-	1,345
Total personal lending	217,668	14,737	2,431	104	234,940	209,910	14,127	2,403	-	226,440
Mortgage LTV ratios										
- Owner occupied	57%	61%	57%	42%	57%	56%	59%	56%	-	56%
- Stage 1	*57%*	*59%*	*57%*	*-*	*57%*	*56%*	*59%*	*55%*	-	*56%*
- Stage 2	*52%*	*57%*	*59%*	*32%*	*52%*	*55%*	*61%*	*56%*	-	*55%*
- Stage 3	*47%*	*69%*	*67%*	*56%*	*51%*	*50%*	*64%*	*74%*	-	*51%*
- Buy-to-let	54%	62%	55%	26%	55%	53%	60%	52%	-	53%
- Stage 1	*54%*	*60%*	*54%*	*-*	*55%*	*54%*	*60%*	*51%*	-	*54%*
- Stage 2	*52%*	*56%*	*62%*	*26%*	*52%*	*52%*	*57%*	*55%*	-	*52%*
- Stage 3	*51%*	*56%*	*66%*	*24%*	*53%*	*52%*	*56%*	*59%*	-	*53%*
Gross new mortgage lending	34,458	1,492	313	-	36,263	26,440	1,395	257	-	28,092
Of which:										
Owner occupied	32,059	1,372	229	-	33,660	25,300	1,266	183	-	26,749
- LTV > 90%	1,677	-	-	-	1,677	888	-	-	-	888
Weighted average LTV (4)	71%	66%	61%	-	70%	70%	63%	71%	-	70%
Buy-to-let	2,399	120	84	-	2,603	1,140	129	74	-	1,343
Weighted average LTV (4)	61%	65%	61%	-	61%	61%	62%	56%	-	61%
Interest only	2,443	1,357	54	-	3,854	1,575	1,238	42	-	2,855
Mixed (1)	1,049	-	1	-	1,050	1,150	-	1	-	1,151
Mortgage forbearance										
Forbearance flow (5)	328	14	1	-	343	473	8	6	-	487
Forbearance stock	1,203	10	9	1	1,223	1,680	20	15	-	1,715
Current	*918*	*2*	*3*	*-*	*923*	*1,214*	*9*	*10*	-	*1,233*
1-3 months in arrears	*110*	*6*	*-*	*-*	*116*	*146*	*9*	*-*	-	*155*
>3 months in arrears	*175*	*2*	*6*	*1*	*184*	*320*	*2*	*5*	-	*327*

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) New mortgage lending LTV reflects the LTV at the time of lending.
(5) Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	**66,203**	**7,099**	**597**	**73,899**	**10**	**10**	**94.0**	**114.0**	**-**	**0.1**	**15.7**	**0.2**
>50% and ≤70%	**63,802**	**5,948**	**338**	**70,088**	**16**	**15**	**50.0**	**81.0**	**-**	**0.3**	**14.8**	**0.1**
>70% and ≤80%	**27,658**	**1,745**	**73**	**29,476**	**8**	**6**	**12.0**	**26.0**	**-**	**0.3**	**16.4**	**0.1**
>80% and ≤90%	**20,777**	**744**	**39**	**21,560**	**7**	**4**	**6.0**	**17.0**	**-**	**0.5**	**15.4**	**0.1**
>90% and ≤100%	**4,438**	**76**	**7**	**4,521**	**1**	**1**	**2.0**	**4.0**	**-**	**1.3**	**28.6**	**0.1**
>100%	**9**	**1**	**7**	**17**	**-**	**-**	**3**	**3**	**-**	**-**	**42.9**	**17.6**
Total with LTVs	**182,887**	**15,613**	**1,061**	**199,561**	**42**	**36**	**167**	**245**	**-**	**0.2**	**15.7**	**0.1**
Other	**406**	**1**	**4**	**411**	**2**	**-**	**1**	**3**	**0.5**	**-**	**25.0**	**0.7**
Total	**183,293**	**15,614**	**1,065**	**199,972**	**44**	**36**	**168**	**248**	**-**	**0.2**	**15.8**	**0.1**
2024												
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	-	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	-	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	-	0.6	19.2	0.2
>100%	14	4	13	31	-	-	6	6	-	-	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	-	0.3	13.1	0.2
Other	212	1	1	214	2	-	1	3	0.9	-	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	-	0.3	13.1	0.2

- Mortgage balances increased during 2025 with continuing organic growth. Unsecured lending grew overall, driven by continuing growth in prime quality whole of market lending and balance transfer credit card segments, as well as the acquisition of Sainsbury's Bank credit card and personal loan portfolios.
- Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
- LTV distribution of portfolio was broadly consistent with the prior year with an increase in balances in the 70-90% LTV bands consistent with increased new business during the year, including support for first time buyers.
- The mortgage forbearance reported in 2025 was net of the mortgage securitisation previously mentioned, which reduced the stock by £0.4 billion at the year-end.

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

										Flood risk (1,2)		
	≤50%	50%≤80%	80%≤100%	>100%	Total	Weighted average LTV	Other	Total	Total	% of regional lending at high risk (>60)	% of regional lending at very high risk (>80)	Lending at high/ very high risk (3)
2025	£m	£m	£m	£m	£m	%	£m	£m	%			%
South East	**13,656**	**19,277**	**5,022**	**1**	**37,956**	**57**	**3**	**37,959**	**19**	**3.7**	**1.2**	**4.9**
Greater London	**13,505**	**18,501**	**4,069**	**3**	**36,078**	**56**	**4**	**36,082**	**18**	**4.8**	**0.9**	**5.7**
East of England	**8,128**	**12,167**	**3,379**	**-**	**23,674**	**57**	**2**	**23,676**	**12**	**2.9**	**1.4**	**4.3**
North West	**7,479**	**8,443**	**2,158**	**2**	**18,082**	**55**	**1**	**18,083**	**9**	**2.9**	**2.0**	**4.9**
South West	**6,578**	**8,679**	**2,454**	**-**	**17,711**	**56**	**1**	**17,712**	**9**	**2.7**	**1.0**	**3.7**
West Midlands	**5,385**	**7,228**	**2,013**	**1**	**14,627**	**57**	**2**	**14,629**	**7**	**1.8**	**0.6**	**2.4**
Scotland	**4,868**	**5,821**	**1,498**	**1**	**12,188**	**55**	**2**	**12,190**	**6**	**2.5**	**1.3**	**3.8**
Rest of the UK	**14,300**	**19,448**	**5,488**	**9**	**39,245**	**57**	**396**	**39,641**	**20**	**2.8**	**1.9**	**4.7**
Total	**73,899**	**99,564**	**26,081**	**17**	**199,561**	**56**	**411**	**199,972**	**100**	**3.3**	**1.3**	**4.6**
2024												
South East	13,622	19,007	4,506	1	37,136	56	3	37,139	19	3.6	1.2	4.8
Greater London	13,951	18,537	3,391	2	35,881	55	3	35,884	18	4.8	0.9	5.7
East of England	7,776	11,730	3,211	2	22,719	58	1	22,720	12	2.9	1.4	4.3
North West	7,507	8,305	1,878	2	17,692	54	1	17,693	9	2.9	1.9	4.8
South West	6,577	8,455	2,055	1	17,088	56	1	17,089	9	2.6	1.0	3.6
West Midlands	5,379	6,970	1,683	1	14,033	56	1	14,034	7	1.8	0.6	2.4
Scotland	4,860	5,766	1,591	1	12,218	55	1	12,219	6	2.4	1.2	3.6
Rest of the UK	13,871	19,121	4,871	21	37,884	57	203	38,087	20	2.4	2.5	4.9
Total	73,543	97,891	23,186	31	194,651	56	214	194,865	100	3.1	1.4	4.5

(1) Not within the scope of the Independent auditors' report.
(2) As at 31 December 2025, £12.9 billion, 99%, of the Private Banking & Wealth Management mortgage portfolio had flood risk data available (2024 – £12.6 billion, 98.0%). Of which, 6.2% were rated as high flood risk and 1.0% as very high flood risk (2024 – 5.4% high flood risk and 1.0% very high flood risk). 64% of the exposure is in the Greater London region.
(3) Flood risk is modelled by calculating an estimated loss for each flood source different types of flooding (fluvial, pluvial, tidal), annualised for each source and combined for a total flood score. Flood defences were considered where available. Flood scores were allocated per property based on the potential annualised loss (£) to a property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranged from 0 to 100, with 0 being lowest and 100 being the highest risk. A score of 61 and above was considered to be high risk and properties with a score of 81 and above were considered to be very high risk after flood mitigants were taken-into-account.

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking fixed rate mortgages by roll-off date (1)

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

Retail Banking mortgages - gross exposure (2)	2025 Stage 1 £m	2025 Stage 2 £m	2025 Stage 3 £m	2025 Total £m	2024 Stage 1 £m	2024 Stage 2 £m	2024 Stage 3 £m	2024 Total £m
Fixed rate roll-off								
<=1 year	**41,993**	**3,897**	**158**	**46,048**	34,989	4,309	336	39,634
>1<= 2 years	**63,366**	**4,978**	**183**	**68,527**	44,146	5,080	418	49,644
>2 years	**67,544**	**4,901**	**243**	**72,688**	78,629	8,667	693	87,989
Total	**172,903**	**13,776**	**584**	**187,263**	157,764	18,056	1,447	177,267

(1) Not within the scope of the Independent auditors' report.
(2) Excluding the Metro Bank portfolio acquired during 2024

Retail Banking mortgages by Energy Performance Certificate (EPC) rating(1)

The table below shows the energy efficiency of Retail Banking residential mortgages(2).

EPC rating	2025 Owner occupied £m	2025 Buy-to-let £m	2025 Total £m	2024 Owner occupied £m	2024 Buy-to-let £m	2024 Total £m
A	**1,415**	**27**	**1,442**	788	18	806
B	**22,217**	**1,659**	**23,876**	21,923	1,480	23,403
C	**35,153**	**6,767**	**41,920**	31,353	5,876	37,229
D	**46,108**	**5,991**	**52,099**	45,455	5,748	51,203
E	**13,305**	**1,269**	**14,574**	14,455	1,369	15,824
F	**2,709**	**46**	**2,755**	3,026	55	3,081
G	**628**	**10**	**638**	695	13	708
Unclassified	**58,788**	**3,880**	**62,668**	58,442	4,169	62,611
Total	**180,323**	**19,649**	**199,972**	176,137	18,728	194,865

(1) Not within scope of the Independent auditors' report
(2) As at 31 December 2025, £144.2 billion, 67%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2024 - £139.1 billion, 66.3%). Of which, 48.8% were rated as EPC A to C (2024 – 46.3%).

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	**7,324**	**222**	**26**	**7,572**	**20**	**5**	**6**	**31**	**0.3**	**2.3**	**23.1**	**0.4**
>50% and ≤60%	**4,417**	**144**	**40**	**4,601**	**15**	**2**	**6**	**23**	**0.3**	**1.4**	**15.0**	**0.5**
>60% and ≤70%	**881**	**21**	**27**	**929**	**4**	**1**	**10**	**15**	**0.5**	**4.8**	**37.0**	**1.6**
>70% and ≤100%	**270**	**146**	**35**	**451**	**1**	**4**	**19**	**24**	**0.4**	**2.7**	**54.3**	**5.3**
>100%	**183**	**2**	**83**	**268**	**2**	**-**	**39**	**41**	**1.1**	**-**	**47.0**	**15.3**
Total with LTVs	**13,075**	**535**	**211**	**13,821**	**42**	**12**	**80**	**134**	**0.3**	**2.2**	**37.9**	**1.0**
Total portfolio average LTV	**48%**	**58%**	**115%**	**49%**								
Other Investment (1)	**2,745**	**331**	**36**	**3,112**	**5**	**4**	**11**	**20**	**0.2**	**1.2**	**30.6**	**0.6**
Investment	**15,820**	**866**	**247**	**16,933**	**47**	**16**	**91**	**154**	**0.3**	**1.8**	**36.8**	**0.9**
Development and other (2)	**2,018**	**406**	**47**	**2,471**	**8**	**6**	**29**	**43**	**0.4**	**1.5**	**61.7**	**1.7**
Total	**17,838**	**1,272**	**294**	**19,404**	**55**	**22**	**120**	**197**	**0.3**	**1.7**	**40.8**	**1.0**
2024												
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤60%	3,829	169	53	4,051	19	5	9	33	0.5	3.0	17.0	0.8
>60% and ≤70%	584	198	34	816	3	5	8	16	0.5	2.5	23.5	2.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	-	56	57	0.7	-	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio average LTV	46%	51%	102%	48%								
Other Investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4

(1) Relates mainly to business banking and unsecured corporate lending.
(2) Relates to the development of commercial and residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

- Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
- 2025 trends – There was strong growth in the residential and retail sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.
- Credit quality – Credit quality improved, with marginally fewer exposures in the Wholesale Problem Debt Management framework.
- Risk appetite – Lending appetite is subject to regular review and implemented at sub-sector level. Overall appetite slightly increased over the year supported by the view that cyclical risks are currently at a lower level.

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

- Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
- Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
- Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
- Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
- Amounts written-off represent the gross asset written-off against accounts with ECL, including the net asset written-off for any debt sale activity.
- There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
- The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models.
- All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Currency translation and other adjustments	(644)	-	14	1	156	163	(474)	164
Transfers from Stage 1 to Stage 2	(40,165)	(229)	40,165	229	-	-	-	-
Transfers from Stage 2 to Stage 1	33,789	433	(33,789)	(433)	-	-	-	-
Transfers to Stage 3	(397)	(5)	(2,527)	(258)	2,924	263	-	-
Transfers from Stage 3	161	18	999	47	(1,160)	(65)	-	-
Net re-measurement of ECL on stage transfer		(299)		616	-	447		764
Changes in risk parameters		(114)		(18)	-	312		180
Other changes in net exposure	38,094	212	(7,429)	(175)	(2,349)	(256)	28,316	(219)
Other (P&L only items)		(3)		(2)	-	(49)		(54)
Income statement (releases)/charges		(204)		421		454		671
Amounts written-off	-	-	-	-	(579)	(579)	(579)	(579)
Unwinding of discount		-		-		(150)		(150)
At 31 December 2025	546,394	614	39,598	796	4,893	2,175	590,885	3,585
Net carrying amount	545,780		38,802		2,718		587,300	
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
2024 movements	11,211	(111)	1,871	(189)	280	80	13,362	(220)
At 31 December 2024	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Net carrying amount	514,958		41,378		3,861		560,197	

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
Currency translation and other adjustments	-	-	-	-	92	92	92	92
Transfers from Stage 1 to Stage 2	(16,507)	(17)	16,507	17	-	-	-	-
Transfers from Stage 2 to Stage 1	17,824	24	(17,824)	(24)	-	-	-	-
Transfers to Stage 3	(14)	-	(865)	(7)	879	7	-	-
Transfers from Stage 3	23	-	806	11	(829)	(11)	-	-
Net re-measurement of ECL on stage transfer		(7)		7		7		7
Changes in risk parameters		(19)		(18)		74		37
Other changes in net exposure	9,277	(13)	(3,792)	(10)	(1,274)	(152)	4,211	(175)
Other (P&L only items)		-		-		(16)		(16)
Income statement (releases)/charges		(39)		(21)		(87)		(147)
Amounts written-off	-	-	-	-	(87)	(87)	(87)	(87)
Unwinding of discount		-		-		(67)		(67)
At 31 December 2025	181,936	44	15,824	36	1,084	168	198,844	248
Net carrying amount	181,892		15,788		916		198,596	
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
2024 movements	(2,705)	(11)	3,165	-	235	55	695	44
At 31 December 2024	171,333	76	20,992	60	2,303	305	194,628	441
Net carrying amount	171,257		20,932		1,998		194,187	

- ECL coverage for mortgages decreased during the year, primarily driven by the reduction in economic uncertainty post model adjustments (supported by back-testing) and a definition of default systems and process enhancement in the first half of the year. Additionally, the transfer of £2.1 billion of mortgages with £0.1 billion of ECL to a securitisation special purpose vehicle further reduced ECL coverage overall, noting that £0.8 billion of these loans were in Stage 3.
- Stage 3 inflows reduced in the year, with the portfolio showing continued resilience alongside the effect of the definition of default systems and process enhancement earlier in the year.
- Stable portfolio trends and PD model enhancements underpinned PD reductions in the year, resulting in a reduction in Stage 2 balances.
- The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the ECL post model adjustments section for further details.
- Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
Currency translation and other adjustments	-	-	-	-	6	6	6	6
Transfers from Stage 1 to Stage 2	(2,329)	(52)	2,329	52	-	-	-	-
Transfers from Stage 2 to Stage 1	1,339	105	(1,339)	(105)	-	-	-	-
Transfers to Stage 3	(36)	(1)	(231)	(78)	267	79	-	-
Transfers from Stage 3	3	2	14	5	(17)	(7)	-	-
Net re-measurement of ECL on stage transfer		(71)		191		101		221
Changes in risk parameters		15		30		25		70
Other changes in net exposure	2,243	50	(640)	(77)	(33)	(1)	1,570	(28)
Other (P&L only items)		-		-		(1)		(1)
Income statement (releases)/charges		(6)		144		124		262
Amounts written-off	-	-	-	-	(118)	(118)	(118)	(118)
Unwinding of discount		-		-		(12)		(12)
At 31 December 2025	5,743	124	2,167	204	267	190	8,177	518
Net carrying amount	5,619		1,963		77		7,659	
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
2024 movements	1,048	6	(12)	(18)	16	28	1,052	16
At 31 December 2024	4,523	76	2,034	186	162	117	6,719	379
Net carrying amount	4,447		1,848		45		6,340	

- Overall ECL for cards increased during 2025, driven primarily by the acquisition of Sainsbury's Bank credit card balances alongside continued organic portfolio growth, reflecting strong customer demand, while sustaining robust risk appetite.
- Flow rates into Stage 3 were slightly higher in 2025 compared to 2024, reflecting the strategic growth and seasoning of credit card balances since 2022. This trend contributed to an increase in PDs during the year, driving a net flow into Stage 2 from Stage 1.
- Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
Currency translation and other adjustments	-	-	-	-	27	27	27	27
Transfers from Stage 1 to Stage 2	(2,145)	(95)	2,145	95	-	-	-	-
Transfers from Stage 2 to Stage 1	1,471	157	(1,471)	(157)	-	-	-	-
Transfers to Stage 3	(79)	(3)	(329)	(118)	408	121	-	-
Transfers from Stage 3	7	3	24	10	(31)	(13)	-	-
Net re-measurement of ECL on stage transfer		(100)		219		63		182
Changes in risk parameters		(33)		(10)		126		83
Other changes in net exposure	1,992	111	(389)	(37)	(128)	(47)	1,475	27
Other (P&L only items)		-		-		30		30
Income statement (releases)/charges		(22)		172		172		322
Amounts written-off	-	-	-	-	(168)	(168)	(168)	(168)
Unwinding of discount		-		-		(33)		(33)
At 31 December 2025	6,851	167	1,445	184	941	717	9,237	1,068
Net carrying amount	6,684		1,261		224		8,169	
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
2024 movements	365	(22)	(192)	(56)	(130)	(117)	43	(195)
At 31 December 2024	5,605	127	1,465	182	833	641	7,903	950
Net carrying amount	5,478		1,283		192		6,953	

- Total ECL increased during the year, primarily driven by the acquisition of Sainsbury's Bank loan balances and continued organic loan book growth, while arrears performance remained stable, resulting in ECL coverage levels broadly consistent with 31 December 2024.
- Flow rates into Stage 3 remained stable, in line with broader portfolio trends on arrears, with overall Stage 3 balances increasing as a result of reduced debt sale activity overall in the year.
- Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional - corporate	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2025	**62,575**	**175**	**11,450**	**273**	**1,562**	**659**	**75,587**	**1,107**
Currency translation and other adjustments	**(331)**	**-**	**17**	**-**	**24**	**18**	**(290)**	**18**
Inter-group transfers	**156**	**1**	**8**	**1**	**1**	**-**	**165**	**2**
Transfers from Stage 1 to Stage 2	**(14,018)**	**(50)**	**14,018**	**50**	**-**	**-**	**-**	**-**
Transfers from Stage 2 to Stage 1	**8,374**	**103**	**(8,374)**	**(103)**	**-**	**-**	**-**	**-**
Transfers to Stage 3	**(170)**	**(1)**	**(741)**	**(44)**	**911**	**45**	**-**	**-**
Transfers from Stage 3	**54**	**7**	**82**	**15**	**(136)**	**(22)**	**-**	**-**
Net re-measurement of ECL on stage transfer		**(84)**		**151**		**214**		**281**
Changes in risk parameters		**(22)**		**(9)**		**42**		**11**
Other changes in net exposure	**7,479**	**30**	**(1,776)**	**(42)**	**(591)**	**(37)**	**5,112**	**(49)**
Other (P&L only items)		**(4)**		**(3)**		**(61)**		**(68)**
Income statement (releases)/charges		**(80)**		**97**		**158**		**175**
Amounts written-off	**-**	**-**	**-**	**-**	**(166)**	**(166)**	**(166)**	**(166)**
Unwinding of discount		**-**		**-**		**(26)**		**(26)**
At 31 December 2025	**64,119**	**159**	**14,684**	**292**	**1,605**	**727**	**80,408**	**1,178**
Net carrying amount	**63,960**		**14,392**		**878**		**79,230**	
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
2024 movements	1,173	(51)	(825)	(71)	108	57	456	(65)
At 31 December 2024	62,575	175	11,450	273	1,562	659	75,587	1,107
Net carrying amount	62,400		11,177		903		74,480	

- Total ECL increased in the year primarily reflecting a small number of individual defaults. Despite the growth in Stage 3 ECL, transfers into Stage 3 reduced compared to 2024, with a notable reduction in transfers seen in the second half of 2025.
- Total performing book ECL was stable year-on-year, but with a small increase in Stage 2, reflecting the net transfer of assets from Stage 1 into Stage 2.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional - property	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	**27,468**	**77**	**2,980**	**61**	**590**	**225**	**31,038**	**363**
Currency translation and other adjustments	**8**	**-**	**-**	**-**	**9**	**-**	**17**	**-**
Inter-group transfers	**(175)**	**-**	**(7)**	**-**	**(1)**	**-**	**(183)**	**-**
Transfers from Stage 1 to Stage 2	**(2,569)**	**(8)**	**2,569**	**8**	**-**	**-**	**-**	**-**
Transfers from Stage 2 to Stage 1	**2,021**	**23**	**(2,021)**	**(23)**	**-**	**-**	**-**	**-**
Transfers to Stage 3	**(6)**	**-**	**(143)**	**(8)**	**149**	**8**	**-**	**-**
Transfers from Stage 3	**45**	**4**	**28**	**5**	**(73)**	**(9)**	**-**	**-**
Net re-measurement of ECL on stage transfer		**(22)**		**31**		**13**		**22**
Changes in risk parameters		**(28)**		**(8)**		**18**		**(18)**
Other changes in net exposure	**3,692**	**15**	**(313)**	**(10)**	**(199)**	**(21)**	**3,180**	**(16)**
Other (P&L only items)		**-**		**-**		**-**		**-**
Income statement (releases)/charges		**(35)**		**13**		**10**		**(12)**
Amounts written-off	**-**	**-**	**-**	**-**	**(33)**	**(33)**	**(33)**	**(33)**
Unwinding of discount		**-**		**-**		**(8)**		**(8)**
At 31 December 2025	**30,484**	**61**	**3,093**	**56**	**442**	**193**	**34,019**	**310**
Net carrying amount	**30,423**		**3,037**		**249**		**33,709**	
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
2024 movements	1,428	(17)	(175)	(28)	(16)	30	1,237	(15)
At 31 December 2024	27,468	77	2,980	61	590	225	31,038	363
Net carrying amount	27,391		2,919		365		30,675	

- Total ECL for property exposures reduced notably in the year, with reductions observed in all stages.
- In Stage 3, both total financial assets and ECL reduced as there were low levels of default in the year, which were more than offset by the effects of repayments and write-offs.
- Performing book ECL reduced in the year driven by changes in risk parameters, which included the impact of reductions in post model adjustments.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
Currency translation and other adjustments	(377)	-	(3)	-	-	14	(380)	14
Inter-group transfers	18	-	(1)	-	-	-	17	-
Transfers from Stage 1 to Stage 2	(960)	(3)	960	3	-	-	-	-
Transfers from Stage 2 to Stage 1	1,714	11	(1,714)	(11)	-	-	-	-
Transfers to Stage 3	(82)	-	(29)	(1)	111	1	-	-
Transfers from Stage 3	8	-	9	-	(17)	-	-	-
Net re-measurement of ECL on stage transfer		(8)		7		44		43
Changes in risk parameters		(11)		(2)		19		6
Other changes in net exposure	3,828	10	(317)	1	(17)	5	3,494	16
Other (P&L only items)		-		-		(3)		(3)
Income statement (releases)/charges		(9)		6		65		62
Amounts written-off	-	-	-	-	(6)	(6)	(6)	(6)
Unwinding of discount		-		-		(3)		(3)
At 31 December 2025	97,873	36	644	9	194	128	98,711	173
Net carrying amount	97,837		635		66		98,538	
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
2024 movements	4,864	1	140	(2)	22	35	5,026	34
At 31 December 2024	93,724	37	1,739	12	123	57	95,586	106
Net carrying amount	93,687		1,727		66		95,480	

- The increase in Stage 3 financial assets and ECL primarily reflected the impact of a single large flow to default in the year.
- Performing book ECL was marginally lower at 31 December 2025, with the Stage 2 ECL reduction reflective of exposure flowing back into Stage 1.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Mortgages		Credit cards		Other		Total	
2025	**£m**	**%**	**£m**	**%**	**£m**	**%**	**£m**	**%**
Personal trigger (1)								
PD movement	**10,305**	**64.6**	**1,544**	**74.1**	**790**	**53.7**	**12,639**	**64.8**
PD persistence	**1,960**	**12.3**	**380**	**18.3**	**283**	**19.3**	**2,623**	**13.5**
Adverse credit bureau recorded with credit reference agency	**1,876**	**11.8**	**89**	**4.3**	**129**	**8.8**	**2,094**	**10.7**
Forbearance support provided	**178**	**1.1**	**2**	**0.1**	**7**	**0.5**	**187**	**1.0**
Customers in collections	**210**	**1.3**	**22**	**1.1**	**20**	**1.4**	**252**	**1.3**
Collective SICR and other reasons (2)	**1,287**	**8.1**	**44**	**2.1**	**232**	**15.8**	**1,563**	**8.0**
Days past due >30	**135**	**0.8**	**-**	**-**	**7**	**0.5**	**142**	**0.7**
	15,951	**100.0**	**2,081**	**100.0**	**1,468**	**100.0**	**19,500**	**100.0**
2024								
Personal trigger (1)								
PD movement	14,480	68.8	1,425	72.9	809	49.9	16,714	67.8
PD persistence	3,951	18.8	414	21.2	388	23.9	4,753	19.3
Adverse credit bureau recorded with credit reference agency	936	4.4	71	3.6	119	7.3	1,126	4.6
Forbearance support provided	189	0.9	1	0.1	9	0.6	199	0.8
Customers in collections	169	0.8	3	0.2	2	0.1	174	0.7
Collective SICR and other reasons (2)	1,248	5.9	39	2.0	290	17.9	1,577	6.4
Days past due >30	88	0.4	0	0.0	5	0.3	93	0.4
	21,061	100.0	1,953	100.0	1,622	100.0	24,636	100.0

For the notes to this table refer to the following page.

- Overall Stage 2 levels for Personal reduced, primarily driven by mortgages where stable portfolio trends and a PD model enhancements underpinned PD reductions in the year. The proportion of PD driven deterioration in Stage 2 remained broadly consistent with 31 December 2024 overall.
- The reduction of PDs on mortgages, partly due to PD model enhancements, led to an increase in the proportion of Stage 2 captured by qualitative backstops, relative to last year.
- Higher risk mortgage customers who utilised Mortgage Charter support measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.
- Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Corporate and other (3)		Financial institutions		Sovereign		Total	
2025	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)								
PD movement	**16,238**	**87.9**	**148**	**41.5**	**141**	**53.0**	**16,527**	**86.6**
PD persistence	**214**	**1.2**	**2**	**0.6**	**-**	**-**	**216**	**1.1**
Heightened Monitoring and Risk of Credit Loss	**1,106**	**6.0**	**74**	**20.8**	**124**	**46.6**	**1,304**	**6.8**
Forbearance support provided	**185**	**1.0**	**-**	**-**	**-**	**-**	**185**	**1.0**
Customers in collections	**21**	**0.1**	**-**	**-**	**-**	**-**	**21**	**0.1**
Collective SICR and other reasons (2)	**571**	**3.1**	**130**	**36.5**	**1**	**0.4**	**702**	**3.7**
Days past due >30	**125**	**0.7**	**2**	**0.6**	**-**	**-**	**127**	**0.7**
	18,460	**100.0**	**356**	**100.0**	**266**	**100.0**	**19,082**	**100.0**
2024								
Non-Personal trigger (1)								
PD movement	11,800	81.6	971	78.2	-	-	12,771	80.6
PD persistence	310	2.1	2	0.2	-	-	312	2.0
Heightened Monitoring and Risk of Credit Loss	1,599	11.1	83	6.7	132	99.2	1,814	11.5
Forbearance support provided	229	1.6	-	-	-	-	229	1.4
Customers in collections	34	0.2	-	-	-	-	34	0.2
Collective SICR and other reasons (2)	396	2.7	172	13.9	1	0.8	569	3.6
Days past due >30	96	0.7	13	1.0	-	-	109	0.7
	14,464	100.0	1,241	100.0	133	100	15,838	100.0

(1) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2) Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

- Stage 2 exposures increased during the year, in part reflecting the impact of post model adjustments in applying a risk profile downgrade to sectors deemed most at risk of economic uncertainty not captured in underlying models. The impact of cases moving into Stage 2 due to post model adjustments is captured in PD movement.
- Non-Personal exposures in Stage 2 continued to be mainly captured through PD movement and presence on the Wholesale Problem Debt Management framework, which are the primary forward-looking credit deterioration triggers.

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2025		2024	
	Retail Banking mortgages (1)	Non-Personal	Retail Banking mortgages (1)	Non-Personal
Stage 3 loans (£bn)	1.1	2.2	2.3	2.4
Vintage (time in default):				
<1 year	40%	35%	38%	34%
1-3 years	31%	42%	41%	45%
3-5 years	11%	14%	8%	11%
>5 years	18%	9%	13%	10%
	100%	100%	100%	100%

(1) Retail Banking excludes a non-material amount of lending held on relatively small legacy portfolios.

- For Retail Banking mortgages, the value of Stage 3 defaulted assets reduced during 2025, primarily as a result of balance sheet management actions in 2025. Furthermore, there was an enhancement to the mortgage definition of default systems and process, resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book.

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages												
AQ1-AQ4	114,087	6,432	-	120,519	19	9	-	28	-	0.1	-	-
AQ5-AQ8	83,712	8,584	-	92,296	26	21	-	47	-	0.2	-	0.1
AQ9	140	935	-	1,075	-	6	-	6	-	0.6	-	0.6
AQ10	-	-	1,339	1,339	-	-	191	191	-	-	14.3	14.3
	197,939	15,951	1,339	215,229	45	36	191	272	-	0.2	14.3	0.1
Credit cards												
AQ1-AQ4	117	-	-	117	1	-	-	1	0.9	-	-	0.9
AQ5-AQ8	5,850	1,967	-	7,817	123	181	-	304	2.1	9.2	-	3.9
AQ9	21	114	-	135	1	24	-	25	4.8	21.1	-	18.5
AQ10	-	-	242	242	-	-	190	190	-	-	78.5	78.5
	5,988	2,081	242	8,311	125	205	190	520	2.1	9.9	78.5	6.3
Other personal												
AQ1-AQ4	765	112	-	877	5	12	-	17	0.7	10.7	-	1.9
AQ5-AQ8	8,148	1,212	-	9,360	161	137	-	298	2.0	11.3	-	3.2
AQ9	64	144	-	208	6	36	-	42	9.4	25.0	-	20.2
AQ10	-	-	956	956	-	-	731	731	-	-	76.5	76.5
	8,977	1,468	956	11,401	172	185	731	1,088	1.9	12.6	76.5	9.5
Total												
AQ1-AQ4	114,969	6,544	-	121,513	25	21	-	46	-	0.3	-	-
AQ5-AQ8	97,710	11,763	-	109,473	310	339	-	649	0.3	2.9	-	0.6
AQ9	225	1,193	-	1,418	7	66	-	73	3.1	5.5	-	5.2
AQ10	-	-	2,537	2,537	-	-	1,112	1,112	-	-	43.8	43.8
	212,904	19,500	2,537	234,941	342	426	1,112	1,880	0.2	2.2	43.8	0.8

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages												
AQ1-AQ4	104,793	8,416	-	113,209	29	16	-	45	-	0.2	-	-
AQ5-AQ8	81,263	11,683	-	92,946	48	38	-	86	0.1	0.3	-	0.1
AQ9	194	962	-	1,156	-	6	-	6	-	0.6	-	0.5
AQ10	-	-	2,535	2,535	-	-	325	325	-	-	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	-	0.3	12.8	0.2
Credit cards												
AQ1-AQ4	128	-	-	128	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	4,650	1,866	-	6,516	75	169	-	244	1.6	9.1	-	3.7
AQ9	23	87	-	110	1	17	-	18	4.4	19.5	-	16.4
AQ10	-	-	176	176	-	-	118	118	-	-	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal												
AQ1-AQ4	691	127	-	818	6	14	-	20	0.9	11.0	-	2.4
AQ5-AQ8	6,521	1,359	-	7,880	120	134	-	254	1.8	9.9	-	3.2
AQ9	55	136	-	191	4	35	-	39	7.3	25.7	-	20.4
AQ10	-	-	860	860	-	-	656	656	-	-	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total												
AQ1-AQ4	105,612	8,543	-	114,155	36	30	-	66	-	0.4	-	0.1
AQ5-AQ8	92,434	14,908	-	107,342	243	341	-	584	0.3	2.3	-	0.5
AQ9	272	1,185	-	1,457	5	58	-	63	1.8	4.9	-	4.3
AQ10	-	-	3,571	3,571	-	-	1,099	1,099	-	-	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

- The distribution of lending across the AQ1-AQ9 bands remained broadly consistent with the prior year. Growth in the mortgage portfolio was mainly in the AQ1-AQ4 bands as expected.
- The proportion of Stage 3/AQ10 loans declined over the year, mainly as a result of the balance sheet management actions described above, notably the mortgage securitisation which reduced Stage 3 loans by £0.8 billion. Furthermore, there was an enhancement to the mortgage definition of default systems and process resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book. Within the credit card portfolio, flows into Stage 3 increased year-on-year, driven by strategic growth and seasoning of credit card balances since 2022. For other personal lending, flow rates into AQ10/Stage 3 remained stable, with AQ10 balances increasing as a result of reduced debt sale activity overall in the year.

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other												
AQ1-AQ4	43,968	2,314	-	46,282	29	15	-	44	0.1	0.7	-	0.1
AQ5-AQ8	53,783	15,882	-	69,665	199	326	-	525	0.4	2.1	-	0.8
AQ9	28	264	-	292	-	19	-	19	-	7.2	-	6.5
AQ10	-	-	1,990	1,990	-	-	944	944	-	-	47.4	47.4
	97,779	18,460	1,990	118,229	228	360	944	1,532	0.2	2.0	47.4	1.3
Financial institutions												
AQ1-AQ4	68,620	154	-	68,774	20	2	-	22	-	1.3	-	-
AQ5-AQ8	5,339	196	-	5,535	17	3	-	20	0.3	1.5	-	0.4
AQ9	-	6	-	6	-	-	-	-	-	-	-	-
AQ10	-	-	141	141	-	-	113	113	-	-	80.1	80.1
	73,959	356	141	74,456	37	5	113	155	0.1	1.4	80.1	0.2
Sovereign												
AQ1-AQ4	1,878	1	-	1,879	7	1	-	8	0.4	100.0	-	0.4
AQ5-AQ8	131	-	-	131	-	-	-	-	-	-	-	-
AQ9	-	265	-	265	-	4	-	4	-	1.5	-	1.5
AQ10	-	-	15	15	-	-	6	6	-	-	40.0	40.0
	2,009	266	15	2,290	7	5	6	18	0.4	1.9	40.0	0.8
Total												
AQ1-AQ4	114,466	2,469	-	116,935	56	18	-	74	0.1	0.7	-	0.1
AQ5-AQ8	59,253	16,078	-	75,331	216	329	-	545	0.4	2.1	-	0.7
AQ9	28	535	-	563	-	23	-	23	-	4.3	-	4.1
AQ10	-	-	2,146	2,146	-	-	1,063	1,063	-	-	49.5	49.5
	173,747	19,082	2,146	194,975	272	370	1,063	1,705	0.2	1.9	49.5	0.9

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other												
AQ1-AQ4	41,509	2,409	-	43,918	32	19	-	51	0.1	0.8	-	0.1
AQ5-AQ8	53,448	11,783	-	65,231	232	306	-	538	0.4	2.6	-	0.8
AQ9	34	272	-	306	-	19	-	19	-	7.0	-	6.2
AQ10	-	-	2,279	2,279	-	-	896	896	-	-	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions												
AQ1-AQ4	64,845	233	-	65,078	21	2	-	23	-	0.9	-	-
AQ5-AQ8	4,176	996	-	5,172	17	9	-	26	0.4	0.9	-	0.5
AQ9	-	12	-	12	-	1	-	1	-	8.3	-	8.3
AQ10	-	-	59	59	-	-	40	40	-	-	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign												
AQ1-AQ4	1,364	1	-	1,365	12	1	-	13	0.9	100.0	-	1.0
AQ5-AQ8	127	-	-	127	-	-	-	-	-	-	-	-
AQ9	-	132	-	132	-	1	-	1	-	0.8	-	0.8
AQ10	-	-	21	21	-	-	5	5	-	-	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total												
AQ1-AQ4	107,718	2,643	-	110,361	65	22	-	87	0.1	0.8	-	0.1
AQ5-AQ8	57,751	12,779	-	70,530	249	315	-	564	0.4	2.5	-	0.8
AQ9	34	416	-	450	-	21	-	21	-	5.1	-	4.7
AQ10	-	-	2,359	2,359	-	-	941	941	-	-	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

- The majority of Non-Personal lending remained in the AQ1-AQ4 band, with the increase in the year driven by increases in financial institutions sectors. This portfolio is subject to low ECL coverage, reflecting the high credit quality in the portfolio.
- In corporate sectors, Stage 2 exposure grew in the year, primarily in the AQ5-AQ8 band, which accounted for the majority of exposure to corporates. AQ10 exposures in Stage 3 reduced in corporates, as new defaults were more than offset by write-offs and repayments on previous defaults.
- The increase in sovereigns exposure in AQ9 and Stage 2 was primarily due to increased exposure to a single counterparty where the lending is fully guaranteed.

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos		
2025	Total £m	Of which: can be offset £m	Outside netting arrangements £m	Total £m	Of which: can be offset £m	Outside netting arrangements £m
Gross	**95,674**	**95,618**	**56**	**89,789**	**87,730**	**2,059**
IFRS offset	**(31,599)**	**(31,599)**	**-**	**(31,599)**	**(31,599)**	**-**
Carrying value	**64,075**	**64,019**	**56**	**58,190**	**56,131**	**2,059**
Master netting arrangements	**(474)**	**(474)**	**-**	**(474)**	**(474)**	**-**
Securities collateral	**(63,292)**	**(63,292)**	**-**	**(55,657)**	**(55,657)**	**-**
Potential for offset not recognised under IFRS	**(63,766)**	**(63,766)**	**-**	**(56,131)**	**(56,131)**	**-**
Net	**309**	**253**	**56**	**2,059**	**-**	**2,059**
2024						
Gross	87,901	87,861	40	68,024	67,321	703
IFRS offset	(23,883)	(23,883)	-	(23,883)	(23,883)	-
Carrying value	64,018	63,978	40	44,141	43,438	703
Master netting arrangements	(1,549)	(1,549)	-	(1,549)	(1,549)	-
Securities collateral	(62,217)	(62,217)	-	(41,889)	(41,889)	-
Potential for offset not recognised under IFRS	(63,766)	(63,766)	-	(43,438)	(43,438)	-
Net	252	212	40	703	-	703

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	2025							2024		
	Notional									
	GBP £bn	USD £bn	EUR £bn	Other £bn	Total £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Gross exposure						77,796	71,925		97,152	93,109
IFRS offset						(17,007)	(17,951)		(18,746)	(21,027)
Carrying value	3,460	3,573	6,328	1,158	14,519	60,789	53,974	13,628	78,406	72,082
Of which:										
Interest rate (1)	3,125	2,072	5,699	192	11,088	32,742	26,758	10,333	37,499	31,532
Exchange rate	331	1,495	622	966	3,414	27,981	27,042	3,279	40,797	40,306
Credit	2	6	7	-	15	66	174	14	110	244
Equity and commodity	2	-	-	-	2	-	-	2	-	-
Carrying value					14,519	60,789	53,974	13,628	78,406	72,082
Counterparty mark-to-market netting						(45,928)	(45,928)		(61,883)	(61,883)
Cash collateral						(9,275)	(4,281)		(10,005)	(5,801)
Securities collateral						(3,283)	(1,256)		(4,072)	(896)
Net exposure						2,303	2,509		2,446	3,502
Banks (2)						89	217		214	345
Other financial institutions (3)						1,508	1,160		1,429	1,456
Corporate (4)						673	1,110		769	1,669
Government (5)						33	22		34	32
Net exposure						2,303	2,509		2,446	3,502
UK						1,098	1,548		1,061	1,774
Europe						693	589		875	978
US						437	283		443	604
RoW						75	89		67	146
Net exposure						2,303	2,509		2,446	3,502
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						1,865			2,049	
AQ5-AQ8						435			394	
AQ9-AQ10						3			3	
Net exposure						2,303			2,446	

(1) The notional amount of interest rate derivatives includes £8,768 billion (2024 – £7,321 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place with no collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Credit risk – Trading activities continued

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch.

	Central and local government					
	UK	US	Other	Financial institutions	Corporate	Total
2025	£m	£m	£m	£m	£m	£m
AAA	-	-	1,505	1,283	-	2,788
AA to AA+	-	4,153	257	309	18	4,737
A to AA-	2,105	-	1,481	596	215	4,397
BBB- to A-	-	-	892	256	384	1,532
Non-investment grade	-	-	-	11	50	61
Total	2,105	4,153	4,135	2,455	667	13,515
2024						
AAA	-	-	1,335	1,368	-	2,703
AA to AA+	-	3,734	74	569	2	4,379
A to AA-	2,077	-	1,266	381	519	4,243
BBB- to A-	-	-	831	562	885	2,278
Non-investment grade	-	-	-	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878

Credit risk – Trading activities continued

Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets at the end of each reporting period.

	Government	Banks	Other	Total	Short positions	Net of short positions
2025	£m	£m	£m	£m	£m	£m
Western Europe	**9,877**	**11,547**	**28,623**	**50,047**	**4,544**	**45,503**
Of which: France	***1,631***	***3,039***	***7,760***	***12,430***	***755***	***11,675***
Of which: Germany	***2,184***	***5,615***	***812***	***8,611***	***1,877***	***6,734***
Of which: Luxembourg	***224***	***30***	***9,295***	***9,549***	**-**	***9,549***
Cayman Islands (1)	**-**	**-**	**4,453**	**4,453**	**-**	**4,453**
United States	**4,571**	**2,439**	**22,983**	**29,993**	**1,256**	**28,737**
Jersey	**-**	**-**	**4,565**	**4,565**	**-**	**4,565**
Canada	**1,855**	**1,244**	**4,041**	**7,140**	**10**	**7,130**
Other institutions (2)	**5,638**	**-**	**-**	**5,638**	**173**	**5,465**
2024						
Western Europe	8,581	11,669	29,891	50,141	5,889	44,252
Of which: France	*2,347*	*2,543*	*11,161*	*16,051*	*1,491*	*14,560*
Of which: Germany	*1,149*	*5,937*	*702*	*7,788*	*1,957*	*5,831*
Of which: Luxembourg	*61*	*412*	*7,940*	*8,413*	*10*	*8,403*
Of which: Ireland	*162*	*49*	*3,306*	*3,517*	*85*	*3,432*
United States	5,246	3,307	21,576	30,129	1,767	28,362
Jersey	-	-	5,030	5,030	-	5,030
Canada	1,664	1,555	2,308	5,527	26	5,501
Other institutions (2)	4,520	-	-	4,520	94	4,426

(1) Cayman Islands did not meet the reporting threshold required for inclusion in the table for 2024

(2) Other institutions category denotes any international organisation which is governed by public international law or which has been set up by or on the basis of an agreement between two or more countries.

Capital, liquidity and funding risk

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate its capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite.

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital risk is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is defined as the risk that the Group or any of its subsidiaries or branches cannot meet it's actual or potential financial obligations in a timely manner as they fall due in the short term.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the current or prospective risk that the Group or its subsidiaries or branches cannot meet financial obligations as they fall due in the medium to long term, either at all or without increasing funding costs unacceptably.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

- Maturity profile;
- Composition of sources and uses of funding;
- The quality and size of the liquidity portfolio;
- Wholesale market conditions; and
- Depositor and investor behaviour.

Sources of risk (audited)

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

Additional Tier 1 (AT1) capital - This is the second type of loss-absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.

Tier 2 capital - Tier 2 capital is the bank entities' supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities which must have a minimum of five years to maturity at all times to be fully recognised for regulatory purposes.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to regulatory capital, certain loss-absorbing instruments issued by NatWest Group, such as eligible senior notes and Tier 2 capital instruments, may be used to meet MREL. MREL comprises regulatory capital (Common Equity Tier 1, Additional Tier 1 and Tier 2) together with specific senior or subordinated bail-inable debt. To quality, instruments must be fully paid-up, have a remaining maturity of at least one year, and be capable of being written down or converted into equity should the Natwest Group enter resolution. These resources support "gone-concern" requirements, ensuring that sufficient loss-absorbing capacity is available to facilitate an orderly resolution if the Bank of England determines that NatWest Group has failed or is likely to fail.

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity portfolio to ensure it is available when and where required, taking into account regulatory, legal and other constraints. Following ringfencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UKDoLSub) (primarily in NatWest Bank Plc), NatWest Markets Plc, RBS International Limited and RBSH N.V.

Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group and the UK DoLSub.

Liquidity portfolio is divided into primary and secondary liquidity as follows:

- Primary liquidity is LCR eligible assets and includes cash and balances at central banks, Treasury bills and high quality government securities.
- Secondary liquidity is assets eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. These are managed against both internal funding and regulatory metrics. The principal levels at which funding risk is managed are at NatWest Group, NatWest Holdings Group, UK DoLSub, NatWest Markets Plc, RBS International Limited and RBSH N.V.. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, refer to the 2025 NatWest Group Pillar 3 Report.

Capital, liquidity and funding risk continued

Capital risk management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, RBS Holdings N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into NatWest Group's wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 181 to 186.

Produce capital plans

Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five-year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

Shorter-term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy

Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group's business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

Capital resources and capital requirements are assessed across a defined planning horizon.

Impact assessment captures input from across NatWest Group including from businesses.

Inform capital actions

Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions.

Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions.

As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses.

The principal levels at which liquidity risk is managed are:

- NatWest Group
- NatWest Holdings Group
- UK DoLSub
- NatWest Markets Plc
- NatWest Markets Securities Inc.
- RBS International Limited
- RBSH N.V.

The UK DoLSub is PRA-regulated and comprises NatWest Holdings three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company.

NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group's liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International Limited and RBSH N.V. hold locally managed portfolios that comply with local regulations that may differ from PRA rules. The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Funding risk management

NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration.

Prudential regulation changes that may impact capital requirements

NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity.

Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower-risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these.

UK and EU implementation of Basel framework

The Basel framework is an internationally agreed set of measures developed by the Basel Committee on Banking Supervision (BCBS). The Basel III standards are minimum requirements which apply to internationally active banks and ensure a global level playing field on financial regulation. Individual jurisdictions must decide how to implement the standards.

Capital, liquidity and funding risk continued

UK Basel III reforms & guidance

On 20 January 2026, the PRA published its final Basel 3.1 rules in relation to PS17/23 and PS9/24, re-affirming that implementation of the reforms will take place on 1 January 2027. For Market Risk, the PRA decided to delay the FRTB-IMA implementation until 1 January 2028, giving firms the option to use their existing IMA permissions until then. The policy statement included amendments to certain FRTB ASA (Alternative Standardised Approach) requirements, including a permissions regime for the residual risk add-on (RRAO). The policy statement also made minor amendments, corrections and clarifications to the calculation of Credit Risk and Operational Risk RWAs.

In 2025, the PRA also confirmed in PS7/25 its approach to Pillar 2A lending adjustments for Basel 3.1, ensuring that the removal of SME and infrastructure support factors from Pillar 1 RWAs does not raise overall capital requirements.

We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

EU Basel III reforms

Equivalent changes in the EU capital rules relating to the Basel III standards are implemented in the EU by the latest Banking Package (CRR III/ CRD VI) which entered into force on 9 July 2024.

The EU CRR III rules became effective on 1 January 2025, except for the Market Risk FTRB rules which will be implemented on 1 January 2027. In November 2025, the European Commission issued a consultation for targeted amendments to the FRTB framework. The impact of these changes will be limited to NatWest Group's EU subsidiaries.

The CRD VI requirements must be incorporated into the national legislation of EU member states by early 2026. Among other changes, the directive introduces new prudential capital and liquidity standards for third‑country branches, which will apply from 11 January 2027. These changes will only affect NatWest Group's EU third-country branches where certain conditions are met. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary

Other developments in 2025

UK Capital Requirements review

In December 2025, the Financial Policy Committee (FPC) published its updated assessment of the appropriate level and structure of capital requirements for the UK banking sector, alongside a broader review of the capital framework. The Committee noted that the system-wide benchmark Tier 1 capital requirement is now considered to be around 13% of RWAs, compared with the earlier benchmark of approximately 14%. The UK countercyclical capital buffer rate was maintained at its neutral setting of 2%.

At the same time, the FPC launched a broader consultation on capital requirements, open until 2 April 2026. The consultation covers several areas, including the ensuring the leverage ratio continues to operate as intended; improving the usability and effectiveness of capital buffers; and assessing the calibration and interaction of domestic-exposure-based requirements to ensure they remain proportionate and free from unintended overlaps.

O-SII buffers

In July 2025, the PRA re issued its 2024 O SII buffer rates to incorporate the FPC's revised approach to O SII buffer thresholds, which now includes indexation. NatWest Group plc remains on the PRA's O SII list, and the O SII buffer for its ring fenced sub group, NatWest Holdings Group, was maintained at 1.5%.

Leverage ratio requirements

In November 2025, PRA published final policy in PS22/25 which increases the retail deposit threshold for the application of the minimum leverage ratio requirements (3.25% and applicable buffers) from £50 billion to £75 billion. This policy took effect on 1 January 2026.

PRA Step-in risk framework implementation

In April 2025, the PRA finalised its policy for the identification and management of step-in risk for UK banks, aligning to the BCBS guidelines. Step-in risk is deemed a Pillar 2 risk and must be assessed as part of the firm's ICAAP. The PRA expects governance, monitoring and controls to be embedded within the existing risk management framework. The requirements took effect on 1 January 2026.

MREL requirements

In July 2025, the Bank of England published final policy changes relating to its approach to setting to setting a MREL. The revised rules introduce a requirement to use the full accounting value for measuring eligible liabilities towards MREL resources. The policy changes took effect from 1 January 2026.

Prudential treatment of non-UK Covered bonds

HMT is considering the introduction of an Overseas Prudential Requirements Regime (OPRR) that could be used to designate equivalency for non-UK covered bonds. Pending finalisation of this approach, the PRA do not expect firms to alter their approach to inclusion of non-UK covered bonds including for new issuances, in Level 2 HQLA (High Quality Liquid Assets) under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook.

Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group's entities are authorised (e.g. the EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing from those highlighted below.

In addition to the future changes shown in the table below, the model changes required under CRD IV are still under development and subject to PRA approval. In line with all firms with permissions to use the IRB approach, NatWest Group is currently undertaking a programme of model and rating system development, to align with new regulations which came into force on 1 January 2022. The final CRD IV model outcomes may lead to changes in RWAs in 2026 and beyond.

Capital, liquidity and funding risk continued

Area of development	Key changes	Status /Implementation date
Basel III reforms		
PRA Basel 3.1 Implementation	**Output floor – CET1% calculation** • The output floor will apply at the highest level of consolidation for UK groups (e.g., NatWest Group) and at the sub-consolidated level for ring-fenced sub-groups (e.g., NatWest Holdings Group). • It will apply to the full capital stack, including capital buffers. • A transitional period applies, with the floor set at 60% from 1 January 2027, increasing to 72.5% from 1 January 2030. **Credit Risk RWAs (STD, IRB, FIRB)** • Significant revisions to the standardised credit risk approach, including changes to unrated corporates, SMEs, specialised lending, mortgages and equity exposures. • Restrictions to the IRB framework, requiring the standardised approach for central government and equity exposures and FIRB for financial institutions and large corporates, alongside new input floors and other modelling updates. • Removal of the SME and infrastructure supporting factors from both IRB and standardised approaches. • Amending the credit risk mitigation framework, withdrawing certain internal modelling approaches, removing the double-default treatment and introducing a new risk-weight substitution method for some exposures. **Market Risk RWAs** • Implementing new modelled and standardised approaches under the FRTB framework, including the Alternative Standardised Approach (ASA) for which a residual-risk-add-on permissions regime has been confirmed. • Revision of the banking–trading book boundary. • A one-year deferral of FRTB-IMA to 1 January 2028, with existing IMA permissions remaining in place until that date. • Policy changes to the capitalisation of FX risk are also being introduced. **CVA/ Counterparty Credit Risk RWAs** • Removal of the modelled CVA approach and introducing two new methodologies: SA-CVA and BA-CVA. • Implementing a new standardised CVA framework aligned with Basel standards, including the removal of exemptions previously applied to sovereigns, non-financial counterparties and pension funds. • Reducing the SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds. **Operational Risk RWAs** • Implementation of a new standardised approach. • Internal Loss Multiplier (ILM) set to 1. • Changes to the income requirements in scope of the business indicator.	**Status**: Final rules published in PS1/26. **Implementation date**: 1 January 2027, except for FRTB-IMA rules which will apply from 1 January 2028. We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

Capital, liquidity and funding risk continued

Area of development	Key changes	Status /Implementation date
Pillar 2A reforms		
Streamlining the Pillar 2A capital framework and the capital communications process	• Finalisation of rules to streamline firm-specific capital communications, by simplifying both the content and the processes for setting Pillar 2A requirements, systemic buffers and the Additional Leverage Ratio Buffer (ALRB). • Minor clarifications for IRRBB and pension obligation risk within Pillar 2A, with no impact on capital requirements and no change to the PRA's underlying approaches to these risks.	**Status:** Final policy for capital communications published in PS2/25. Near-final rules for IRRBB and Pension risk published in PS18/25. **Implementation dates:** PS2/25: 31 March 2025 PS18/25: 1 July 2026
Pillar 2A methodologies review	**Phase 1** • Policy proposals under CP12/25 to update the Pillar 2A framework to address Basel 3.1 impacts. • Introduction of Pillar 2A lending adjustments for Basel 3.1 under PS7/25 (May 2025), compensating for the removal of SME and infrastructure support factors. **Phase 2** • It will involve a deeper review of individual Pillar 2A methodologies to refine expectations, improve effectiveness, and identify further burden-reduction opportunities.	**Status:** Awaiting final rules; PRA consultation under CP12/25 closed in September 2025. **Implementation dates:** Phase 1: 1 July 2026, for the changes to pension obligation risk, market risk and counterparty credit risk. Phase 2: 1 January 2027, for the changes to credit risk and operational risk including P2A lending adjustments.
UK CRR restatements		
PRA restatements of assimilated law – 2026 & 2027 implementations	**2026 implementation** • Restatement of capital definitions, making no substantive changes. • Clarification of supervisory expectations for the inclusion of interim profits in CET1 capital and the conditions for reducing AT1 and T2 instruments. • Existing ECAI mappings are to be onshored. • Supervisory expectations for synthetic risk transfer (SRT) securitisations are further clarified.	**Status:** Final policy published in PS12/25 **Implementation date:** 1 January 2026
	2027 implementation • Substantive revisions to the securitisation capital framework, including changes to the SEC-SA calculation. • Updating of the capital treatment for exposures under the Mortgage Guarantee Scheme	**Status:** Near final rules published in PS19/25; final rules expected in Q1 2026. **Implementation date:** 1 January 2027
UK MREL requirements		
Bank of England - Amendments to the approach to setting a minimum requirement for own funds and eligible liabilities	• Policy updates to setting the minimum requirement for own funds and eligible liabilities (MREL). • Updated supervisory expectations for measuring non-CET1 instruments, confirming the use of accounting values for this purpose.	**Status:** Final MREL Statement of Policy published **Implementation date:** 1 January 2026

Capital, liquidity and funding risk continued

Area of development	Key changes	Status /Implementation date
Step-in Risk & Large Exposures reforms		
PRA framework for step-in risk	• Implementation of the Basel guidelines for step-in risk in the PRA Rulebook. • Step-in risk is deemed a Pillar 2 risk and must be assessed as part of the NatWest Group's ICAAP.	**Status:** Final policy published in PS5/25 and SS1/25 (April 2025) **Implementation date:** 1 January 2026
PRA amendments to the Large Exposures Framework	Part 1 • Onshoring of the EBA guidelines for the identification requirements of Connected Clients in the Large Exposures (CRR) part of the PRA Rulebook. • Stricter requirements for exposures to certain French counterparties. Part 2 • Further policy changes stemming from CP14/24 are expected in 2026 with respect to mandatory substitution approach, the removal of the use of IMM methods for calculating exposure values for SFTs and revised rules for intragroup permissions.	**Status:** Final policy for Phase 1 published in PS14/25 (July 2025) **Implementation dates:** Part 1: 1 January 2026 Part 2: Not yet confirmed

Capital, liquidity and funding risk continued

Key points

CET1 ratio
14.0%
(2024 - 13.6%)

The CET1 ratio increased by 40 basis points to 14.0% due to a £2.1 billion increase in CET1 capital offset by a £10.1 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £4.7 billion (net of ordinary interim dividend paid) and other movements on reserves and regulatory adjustments of £0.7 billion partially offset by a share buyback of £1.5 billion and a foreseeable ordinary dividend accrual of £1.8 billion.

RWAs
£193.3bn
(2024 - £183.2bn)

Total RWAs increased by £10.1 billion to £193.3 billion mainly reflecting:

- an increase in credit risk RWAs of £7.6 billion, primarily reflecting franchise lending growth, including unsecured balances acquired from Sainsbury's Bank offset by the benefits of RWA management actions. An increase in CRD IV model updates partially offset by the movements in risk metrics and foreign exchange.
- an increase in counterparty credit risk RWAs of £0.5 billion mainly driven by revised close-out periods for securities financing transactions partially offset by new bespoke portfolio credit default swap and CRD IV model updates.
- an increase in operational risk RWAs of £3.8 billion following the annual recalculation, including an acceleration of £1.6 billion from Q1 2026 to align with market practice.
- a reduction in market risk RWAs of £1.7 billion, mainly driven by active risk management on options trading and changes in government bond and bond futures positions.

UK leverage ratio
4.8%
(2024 - 5.0%)

The leverage ratio decreased by 20 basis points to 4.8% due to a £47.2 billion increase in leverage exposure partially offset by a £1.4 billion increase in Tier 1 capital. The key drivers in the leverage exposure movement were an increase in other financial assets and other off balance sheet items.

MREL ratio
31.9%
(2024 - 33.0%)

The MREL ratio decreased by 110 basis points driven by a £10.1 billion increase in RWAs partially offset by a £1.2 billion increase in MREL resources.

MREL resources increased to £61.6 billion driven by a £2.1 billion increase in CET1 capital offset by a £0.7 billion decrease in AT1 capital, a £0.2 billion decrease in Tier 2 capital, and a £0.1 billion decrease in senior unsecured debt. AT1 and Tier 2 capital movements were driven by issues and redemptions in the period, whilst the senior unsecured debt movement was driven by issues and redemptions totalling £1.7 billion, offset by a $1.5bn debt instrument that ceased to count towards MREL resources 12 months before it matures, and foreign exchange movements of £0.6 billion.

Liquidity portfolio
£237.9bn
(2024 - £222.3bn)

The liquidity portfolio increased by £15.6 billion to £237.9 billion during the year. Primary liquidity decreased by £3.8 billion to £157.3 billion, driven by strong lending growth, TFSME tranche repayment partially offset by deposit growth and new issuances. Secondary liquidity increased by £19.4 billion due to an increase in pre-positioned collateral at the Bank of England.

LCR average
147%
(2024 - 151%)

The average Liquidity Coverage Ratio (LCR) decreased by 4% to 147%, during 2025, driven by increased lending partially offset by deposit growth.

NSFR average
135%
(2024 - 137%)

The average Net Stable Funding Ratio (NSFR) decreased by 2% to 135% during 2025 driven by increased lending, partially offset by deposit growth.

Capital, liquidity and funding risk continued

Minimum requirements

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 31 December 2025	14.0%	16.4%	19.3%
Headroom (3) (4)	3.7%	4.0%	4.2%

(1) The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3) The headroom does not reflect excess distributable capital and may vary over time.
(4) Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total Capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type	
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	2025	2024
Capital adequacy ratios (1)	**%**	%
CET1	**14.0**	13.6
Tier 1	**16.4**	16.5
Total	**19.3**	19.7
RWAs	**£m**	£m
Credit risk	**155,610**	148,078
Counterparty credit risk	**7,609**	7,103
Market risk	**4,474**	6,219
Operational risk	**25,595**	21,821
Total RWAs	**193,288**	183,221
Capital	**£m**	£m
CET1	**27,066**	24,928
Tier1	**31,621**	30,187
Total	**37,375**	36,105
Leverage ratios	**£m**	£m
Tier 1 capital	**31,621**	30,187
UK leverage exposure	**654,954**	607,799
UK leverage ratio (%) (2)	**4.8%**	5.0%
UK average Tier 1 capital (3)	**32,296**	29,923
UK average leverage exposure (3)	**657,670**	600,354
UK average leverage ratio (%) (3)	**4.9%**	5.0%

(1) The IFRS 9 transitional capital rules in respect of ECL provisions ceased to apply on 1 January 2025. The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%.
(2) The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment in respect of ECL provision, the UK leverage ratio at 31 December 2024 was 5.0%
(3) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items and Tier 1 capital.

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2025.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	5,479	-	-	5,479
Ordinary interim dividend paid	(768)	-	-	(768)
Share buyback	(1,500)	-	-	(1,500)
Foreseeable ordinary dividends	(1,837)	-	-	(1,837)
Foreign exchange reserve	7	-	-	7
FVOCI reserve	116	-	-	116
Own credit	14	-	-	14
Share based remuneration and shares vested under employee share schemes	270	-	-	270
Goodwill and intangibles deduction	158	-	-	158
Deferred tax assets	280	-	-	280
Prudential valuation adjustments	63	-	-	63
New issues of capital instruments	-	1,244	823	2,067
Redemption of capital instruments	(22)	(1,948)	(1,000)	(2,970)
Foreign exchange movements	-	-	13	13
Adjustment under IFRS 9 transitional arrangements	(33)	-	-	(33)
Expected loss less impairment	(62)	-	-	(62)
Other movements	(27)	-	-	(27)
At 31 December 2025	27,066	4,555	5,754	37,375

- For CET1 movements refer to the key points on page 240.
- The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025 and the £0.5 billion 7.625% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in September 2025 offset by the redemption of $1.15 billion 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes in August 2025 and $1.5 billion 6.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes in December 2025.
- Tier 2 movements of £0.2 billion include a decrease of £1.0 billion due to the redemption of 3.622% Fixed to Fixed Rate Reset Tier 2 Notes due 2030 in May 2025 partially offset by an increase of £0.8 billion for a €1.0 billion 3.723% Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025 and foreign exchange movements.

Capital, liquidity and funding risk continued

Capital generation pre-distributions

	31 December 2025 £m	31 December 2024 £m
CET1	27,066	24,928
CET1 capital pre-distributions (1)	31,171	28,920
RWAs	193,288	183,221
	%	%
CET1 ratio - opening at 1 January	13.61	13.36
CET1 pre-distributions - closing	16.13	15.78
Capital generation pre-distributions (1)	2.52	2.43

(1) The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.3)	-	-	-	(0.3)
Business movement	-	0.3	(1.7)	3.8	2.4
Risk parameter changes	(0.9)	-	-	-	(0.9)
Methodology changes	-	-	-	-	-
Model updates	7.1	0.2	-	-	7.3
Acquisitions and disposals	1.6	-	-	-	1.6
At 31 December 2025	155.6	7.6	4.5	25.6	193.3

The table below analyses the movement in RWAs by segment during the year.

Total RWAs	Retail Banking £bn	Private Banking & Wealth Management £bn	Commercial & Institutional £bn	Central items & other £bn	Total NatWest Group £bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	-	-	(0.3)	-	(0.3)
Business movement	(0.5)	0.4	3.0	(0.5)	2.4
Risk parameter changes	0.3	-	(1.2)	-	(0.9)
Methodology changes	-	-	-	-	-
Model updates	1.6	-	5.7	-	7.3
Acquisitions and disposals	1.6	-	-	-	1.6
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Credit risk	59.1	9.6	85.4	1.5	155.6
Counterparty credit risk	0.2	0.1	7.3	-	7.6
Market risk	0.1	-	4.4	-	4.5
Operational risk	9.1	1.7	14.8	-	25.6
Total RWAs	68.5	11.4	111.9	1.5	193.3

Total RWAs increased by £10.1 billion during the period mainly reflecting:

- A reduction in risk-weighted assets from foreign exchange movements of £0.3 billion primarily due to sterling appreciation versus the US Dollar and depreciation versus euro.
- An increase in business movements of £2.4 billion, mainly driven by an increase in credit risk reflecting franchise lending growth offset by the benefits of RWA management actions. An increase in operational risk following the annual recalculation, including an acceleration of £1.6 billion from Q1 2026 to align with market practice and an increase in counterparty credit risk due to revised close-out periods for securities financing transactions partially offset by new bespoke portfolio credit default swap. There was a decrease in market risk mainly driven by active risk management on options trading and changes in government bond and bond futures positions.
- A reduction in risk parameters of £0.9 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
- An increase in model updates of £7.3 billion primarily driven by CRD IV model updates within Commercial & Institutional and Retail Banking.
- An increase in acquisitions of £1.6 billion driven by balances acquired from Sainsbury's Bank.

Capital, liquidity and funding risk continued

Leverage exposure

The leverage metrics for UK entities are calculated in accordance with the Leverage ratio (CRR) part of the PRA Rulebook.

	31 December 2025 £m	31 December 2024 £m
Cash and balances at central banks	**85,182**	92,994
Trading assets	**46,537**	48,917
Derivatives	**60,789**	78,406
Financial assets	**505,609**	469,599
Other assets	**16,436**	18,069
Total assets	**714,553**	707,985
Derivatives		
- netting and variation margin	**(58,769)**	(76,101)
- potential future exposures	**18,155**	16,692
Securities financing transactions gross up	**2,593**	2,460
Other off balance sheet items	**70,909**	59,498
Regulatory deductions and other adjustments	**(9,699)**	(11,014)
Claims on central banks	**(81,616)**	(89,299)
Exclusion of bounce back loans	**(1,172)**	(2,422)
UK leverage exposure	**654,954**	607,799
UK leverage ratio (%)	**4.8**	5.0

Liquidity key metrics

The table below sets out the NatWest Group key liquidity and related metrics on an average basis.

	2025		2024	
	NatWest Group	UK DoLSub	NatWest Group	UK DoLSub
Liquidity Coverage Ratio (1)	**147%**	**135%**	151%	142%
Net Stable Funding Ratio (2)	**135%**	**129%**	137%	130%
Stressed Outflow Coverage (3)	**158%**	**143%**	157%	143%

(1) The LCR Average is calculated as the average of the preceding 12 months.
(2) The NSFR Average is calculated as the average of the preceding four quarters.
(3) NatWest Group's Stressed Outflow Coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months. The most severe outcome is selected from a range of scenarios comprising of market-wide, idiosyncratic and a combination of both. This assessment is performed in accordance with PRA guidance. The SOC Average is calculated as the average of the preceding 12 months.

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only. The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 247.

	2025				2024			
	Par value (1) £bn	Balance sheet value £bn	Regulatory value £bn	MREL value (2) £bn	Par value (1) £bn	Balance sheet value £bn	Regulatory value £bn	MREL value (2) £bn
CET1 capital (3)	27.1	27.1	27.1	27.1	24.9	24.9	24.9	24.9
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	4.6	4.6	4.6	4.6	5.3	5.3	5.3	5.3
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.6	4.6	4.6	4.6	5.3	5.3	5.3	5.3
Tier 1 capital: end-point CRR non-compliant								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant								
of which: holdco	5.8	5.7	5.8	5.8	5.9	5.7	5.9	5.9
of which: opcos	-	-	-	-	-	-	-	-
	5.8	5.7	5.8	5.8	5.9	5.7	5.9	5.9
Tier 2 capital: end-point CRR non compliant								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.2	0.3	-	-
	0.2	0.3	-	-	0.2	0.3	-	-
Senior unsecured debt securities								
of which: holdco	25.4	25.4	-	24.3	24.4	24.0	-	24.4
of which: opcos	37.5	37.6	-	-	33.7	33.6	-	-
	62.9	63.0	-	24.3	58.1	57.6	-	24.4
Tier 2 capital								
Other regulatory adjustments	-	-	-	-	-	-	-	-
Total	100.7	100.8	37.4	61.6	94.5	93.9	36.1	60.5
RWAs				193.3				183.2
UK leverage exposure				655.0				607.8
MREL as a ratio of RWAs				31.9%				33.0%
MREL as a ratio of UK leverage exposure				9.4%				9.9%

(1) Par value reflects the nominal value of securities issued.
(2) MREL value reflects NatWest Group's interpretation of the Bank of England's current approach to setting a MREL. Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3) Shareholders' equity was £42.6 billion (2024 - £39.4 billion).

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and internal issuances.

		NatWest Group plc £bn	NatWest Holdings Limited £bn	NWB Plc £bn	RBS plc £bn	NWM Plc £bn	NatWest Markets N.V. £bn	NWM Securities Inc.(6) £bn	RBS International Limited (7) £bn
Additional Tier 1	Externally issued	4.6	-	0.1	-	-	-	-	-
Additional Tier 1	Internally issued	-	3.7	3.2	0.5	1.2	0.2	-	0.1
		4.6	3.7	3.3	0.5	1.2	0.2	-	0.1
Tier 2	Externally issued	5.7	-	-	-	-	0.3	-	-
Tier 2	Internally issued	-	5.0	4.1	0.5	1.1	0.1	0.3	-
		5.7	5.0	4.1	0.5	1.1	0.4	0.3	-
Senior unsecured	Externally issued	25.4	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	14.1	8.1	1.1	4.3	-	-	0.3
		25.4	14.1	8.1	1.1	4.3	-	-	0.3
Total outstanding issuance		35.7	22.8	15.5	2.1	6.6	0.6	0.3	0.4

(1) For AT1 & Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2) Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3) Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4) The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5) The above table does not include CET1 numbers.
(6) NWM Securities Inc - regulated under US broker dealer rules.
(7) RBS International Limited - the Resolution Regime is under development in Jersey.

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile of NatWest Group's major wholesale funding programmes.

	As at and for year ended 31 December 2025	Roll-off profile					
		H1 2026	H2 2026	2027	2028	2029 & 2030	2031 & later
Senior debt roll-off profile (1)	£m	£m	£m	£m	£m	£m	£m
NatWest Group plc	25,441	1,121	-	2,367	4,743	10,104	7,106
NWM Plc	30,231	6,221	4,433	6,551	4,780	7,909	337
NatWest Bank Plc	2,736	2,710	26	-	-	-	-
NWM N.V.	2,627	991	779	450	-	40	367
NatWest Bank Plc - Covered bonds	750	-	-	-	-	750	-
Total notes issued	61,785	11,043	5,238	9,368	9,523	18,803	7,810
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc	5,729	-	982	630	1,310	2,807	-
NWM Plc	19	-	17	-	-	-	2
NWM N.V.	253	-	-	-	-	-	253
Total subordinated debt	6,001	-	999	630	1,310	2,807	255

(1) Based on final contractual instrument maturity.
(2) Based on first call date of instrument; however, this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3) The roll-off table is based on sterling-equivalent balance sheet values.

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value					
	31 December 2025			31 December 2024		
	NatWest Group (1)	NWH Group (2)	UK DoL Sub	NatWest Group (1)	NWH Group (2)	UK DoL Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	81,107	52,307	51,640	88,617	58,313	57,523
High quality government/MDB/PSE and GSE bonds (3)	61,438	42,214	42,214	58,818	43,275	43,275
Extremely high quality covered bonds	4,415	4,414	4,414	4,341	4,340	4,340
LCR level 1 Eligible Assets	146,960	98,935	98,268	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	10,325	9,466	9,466	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	157,285	108,401	107,734	161,047	113,885	113,095
Secondary liquidity	80,647	80,647	80,647	61,230	61,200	61,200
Total liquidity value	237,932	189,048	188,381	222,277	175,085	174,295

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2) NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3) Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4) Includes Level 2A and Level 2B.
(5) High-quality liquid assets abbreviated to HQLA.

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2025			2024		
	Short-term less than 1 year £m	**Long-term more than 1 year £m**	**Total £m**	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	**22,371**	**5,445**	**27,816**	11,967	-	11,967
Other bank deposits (1)	**6,094**	**10,182**	**16,276**	9,708	9,777	19,485
	28,465	**15,627**	**44,092**	21,675	9,777	31,452
Customer Deposits						
Repos	**753**	**1,043**	**1,796**	1,363	-	1,363
Non-bank financial institutions	**53,559**	**4**	**53,563**	48,761	241	49,002
Personal	**232,815**	**7,757**	**240,572**	231,483	2,451	233,934
Corporate	**147,022**	**45**	**147,067**	149,086	105	149,191
	434,149	**8,849**	**442,998**	430,693	2,797	433,490
Trading liabilities (2)						
Repos (3)	**26,168**	**2,410**	**28,578**	29,752	810	30,562
Derivatives collateral	**11,966**	**-**	**11,966**	12,509	-	12,509
Other bank and customer deposits	**454**	**286**	**740**	627	268	895
Debt securities in issue - Medium term notes	**28**	**206**	**234**	20	237	257
	38,616	**2,902**	**41,518**	42,908	1,315	44,223
Other financial liabilities						
Customer deposits including repos	**836**	**1,476**	**2,312**	471	1,341	1,812
Debt securities in issue:			**-**			
Commercial paper and certificates of deposit	**8,718**	**683**	**9,401**	10,889	377	11,266
Medium term notes	**11,475**	**41,999**	**53,474**	11,118	34,967	46,085
Covered bonds	**-**	**749**	**749**	-	749	749
Securitisation	**-**	**1,663**	**1,663**	295	880	1,175
	21,029	**46,570**	**67,599**	22,773	38,314	61,087
Subordinated liabilities	**1,076**	**5,047**	**6,123**	1,051	5,085	6,136
Total funding	**523,335**	**78,995**	**602,330**	519,100	57,288	576,388
Of which: available in resolution (4)			***30,049***			*29,742*

(1) Includes £8.2 billion (2024 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2) Excludes short positions of £7.5 billion (2024 – £10.5 billion).
(3) Comprises central & other bank repos of £8.2 billion (2024 – £7.2 billion), other financial institution repos of £18.0 billion (2024 – £20.4 billion) and other corporate repos of £2.4 billion (2024 – £3.0 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.3 billion (2024 – £24.0 billion) under debt securities in issue (senior MREL) and £5.7 billion (2024 – £5.7 billion) under subordinated liabilities.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group's banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below.

	Banking activities										
2025	Less than 1 months £m	1-3 months £m	3-6 months £m	6 months-1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Cash and balances at central banks	85,182	-	-	-	85,182	-	-	-	85,182	-	85,182
Trading assets	-	-	-	-	-	-	-	-	-	46,537	46,537
Derivatives	(10)	95	34	29	148	65	322	-	535	60,254	60,789
Settlement balances	645	-	-	-	645	-	-	-	645	-	645
Loans to banks - amortised cost	4,854	748	411	109	6,122	696	-	140	6,958	-	6,958
Loans to customers - amortised cost (1)	43,857	19,126	17,086	23,561	103,630	66,657	49,262	202,841	422,390	-	422,390
Personal	7,795	2,222	3,331	6,496	19,844	24,503	21,533	168,637	234,517	-	234,517
Corporate	20,497	4,196	3,851	7,862	36,406	30,312	21,908	30,208	118,834	-	118,834
Non-bank financial institutions	15,565	12,708	9,904	9,203	47,380	11,842	5,821	3,996	69,039	-	69,039
Other financial assets	1,683	2,994	3,968	2,621	11,266	23,899	9,978	33,583	78,726	1,044	79,770
Total financial assets	136,211	22,963	21,499	26,320	206,993	91,317	59,562	236,564	594,436	107,835	702,271
2024											
Total financial assets	146,069	22,925	18,701	31,177	218,872	76,479	56,413	215,575	567,339	128,007	695,346

(1) Loans to customers is gross and excludes £3.5 billion (2024 - £3.3 billion) of impairment provisions.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

2025	Banking activities: Less than 1 months £m	1-3 months £m	3-6 months £m	6 months - 1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Bank deposits excluding repos	4,447	342	845	460	6,094	6,556	568	3,058	16,276	-	16,276
Bank repos	20,926	881	-	564	22,371	3,616	1,829	-	27,816	-	27,816
Customer repos	587	16	-	150	753	1,043	-	-	1,796	-	1,796
Customer deposits excluding repos	380,523	20,637	17,331	14,905	433,396	7,785	13	8	441,202	-	441,202
Personal	205,094	5,698	9,628	12,395	232,815	7,750	7	-	240,572	-	240,572
Corporate	126,625	11,281	7,074	2,042	147,022	31	6	8	147,067	-	147,067
Non-bank financial institutions	48,804	3,658	629	468	53,559	4	-	-	53,563	-	53,563
Settlement balances	942	-	-	-	942	-	-	-	942	-	942
Trading liabilities	-	-	-	-	-	-	-	-	-	49,022	49,022
Derivatives	31	14	12	29	86	164	106	1	357	53,617	53,974
Other financial liabilities	3,745	3,702	7,783	5,799	21,029	22,923	16,418	7,229	67,599	-	67,599
CPs and CDs	1,500	1,718	2,497	3,003	8,718	683	-	-	9,401	-	9,401
Medium term notes	2,209	1,459	5,107	2,700	11,475	21,229	15,412	5,358	53,474	-	53,474
Covered bonds	-	-	-	-	-	-	749	-	749	-	749
Securitisations	-	-	-	-	-	3	-	1,660	1,663	-	1,663
Customer deposits including repos	36	525	179	96	836	1,008	257	211	2,312	-	2,312
Subordinated liabilities	-	57	20	999	1,076	1,892	2,780	375	6,123	-	6,123
Notes in circulation	3,164	-	-	-	3,164	-	-	-	3,164	-	3,164
Lease liabilities	4	19	21	41	85	158	62	230	535	-	535
Total financial liabilities	414,369	25,668	26,012	22,947	488,996	44,137	21,776	10,901	565,810	102,639	668,449
2024											
Total financial liabilities	399,323	28,936	21,299	32,066	481,624	33,905	16,240	6,535	538,304	126,332	664,636

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

	Trading liabilities	Other financial liabilities						
		Debt securities in issue						
	Debt securities in issue MTNs	Commercial paper and CDs	MTNs	Covered bonds	Securitisation	Subordinated liabilities	Total	Total notes in issue
2025	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	**28**	**8,718**	**11,475**	**-**	**-**	**1,076**	**21,269**	**21,297**
1-3 years	**1**	**683**	**21,229**	**-**	**3**	**1,892**	**23,807**	**23,808**
3-5 years	**73**	**-**	**15,412**	**749**	**-**	**2,780**	**18,941**	**19,014**
More than 5 years	**132**	**-**	**5,358**	**-**	**1,660**	**375**	**7,393**	**7,525**
Total	**234**	**9,401**	**53,474**	**749**	**1,663**	**6,123**	**71,410**	**71,644**
2024								
Less than 1 year	20	10,889	11,118	-	295	1,051	23,353	23,373
1-3 years	35	377	18,426	-	7	1,523	20,333	20,368
3-5 years	42	-	12,409	749	-	2,623	15,781	15,823
More than 5 years	160	-	4,132	-	873	939	5,944	6,104
Total	257	11,266	46,085	749	1,175	6,136	65,411	65,668

The table below shows the currency breakdown.

	GBP	USD	EUR	Other	Total
2025	£m	£m	£m	£m	£m
Commercial paper and CDs	**3,227**	**1,341**	**4,833**	**-**	**9,401**
MTNs	**4,914**	**22,061**	**23,536**	**3,197**	**53,708**
Covered bonds	**749**	**-**	**-**	**-**	**749**
Securitisation	**1,663**	**-**	**-**	**-**	**1,663**
Subordinated liabilities	**2,383**	**1,325**	**2,415**	**-**	**6,123**
Total	**12,936**	**24,727**	**30,784**	**3,197**	**71,644**
2024					
Total	14,541	23,797	24,325	3,005	65,668

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of loans to customers and customer deposits are shown below. The table demonstrates the maturity transformation role being performed by NatWest Group of lending long-term whilst relying largely on short-term funding. This is possible as the behavioural profiles of many customer deposits, which tend to be repayable on demand, show longer maturity and greater stability than their contractual agreements.

NatWest Group forms expectations on customer behaviours through both qualitative and quantitative techniques, incorporating observed customer behaviours over historic time periods, which includes the more recent periods of interest rate change. Customer behaviour assumptions are approved by the NatWest Group Balance Sheet Committee and have been used to prepare the funding gap analysis, which reduces maturity mismatch across the periods shown.

	Contractual maturity												Behavioural maturity			
	Loans to customers (1)				Customer deposits				Net surplus/(gap)				Net surplus/(gap)			
2025	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn
Retail Banking	15	42	159	216	195	7	-	202	180	(35)	(159)	(14)	(25)	(79)	90	(14)
Private Banking & Wealth Management	3	7	9	19	43	-	-	43	40	(7)	(9)	24	14	(6)	16	24
Commercial & Institutional	52	68	35	155	203	2	-	205	151	(66)	(35)	50	13	(18)	55	50
Central items & other	-	-	-	-	1	-	-	1	1	-	-	1	1	-	-	1
Total	70	117	203	390	442	9	-	451	372	(108)	(203)	61	3	(103)	161	61
2024																
Total	68	105	197	370	436	3	-	439	368	(102)	(197)	69	20	59	(10)	69

(1) Loans to customers and customer deposits include trading assets and trading liabilities respectively and excludes reverse repos and repos.

- The net customer funding surplus decreased by £8 billion during 2025 to £61 billion driven by a £20 billion increase in loans to customers offset by a £12 billion increase in deposits.
- The customer deposit mix was broadly similar to 2024, with additional prudence applied to customer account depositor behavioural assumptions.

Encumbrance (audited)

NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

NatWest Group categorises its assets into four broad groups, those that are:

- Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.
- Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
- Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
- Unencumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub and NatWest Markets Plc.

Capital, liquidity and funding risk continued

Balance sheet encumbrance

The table shows the retained encumbered assets of NatWest Group.

	Encumbered as a result of transactions with counterparties other than central banks					Unencumbered assets not pre-positioned with central banks				
2025	Covered debts £bn	SFT, derivatives and other (1,2) £bn	Total £bn	Pre-positioned & encumbered assets held at central banks £bn	Collateral ring-fenced to meet regulatory requirement £bn	Readily available £bn	Other available (3) £bn	Cannot be used (4) £bn	Total £bn	Total (5) £bn
Cash and balances at central banks	-	3.5	3.5	-	-	81.7	-	-	81.7	85.2
Trading assets	-	16.1	16.1	-	-	2.5	0.1	27.8	30.4	46.5
Derivatives	-	-	-	-	-	-	-	60.8	60.8	60.8
Settlement balances								0.6	0.6	0.6
Loans to banks - amortised cost	-	-	-	-	-	2.0	1.7	3.3	7.0	7.0
Loans to customers - amortised cost (6)	13.8	-	13.8	115.5	-	93.7	145.3	50.6	289.6	418.9
Other financial assets (7)	-	25.5	25.5	-	0.5	53.6	-	0.2	53.8	79.8
Intangible assets								7.3	7.3	7.3
Other assets	-	-	-	-	-	-	2.3	6.2	8.5	8.5
Total assets	13.8	45.1	58.9	115.5	0.5	233.5	149.4	156.8	539.7	714.6
2024										
Total assets	12.7	40.8	53.5	94.5	1.8	242.9	132.5	182.8	558.2	708.0

(1) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.
(2) Derivative cash collateral of £5.7 billion (2024 - £8.0 billion) has been included in the encumbered assets.
(3) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.
(4) Cannot be used includes:
a) Derivatives, reverse repurchase agreements and trading related settlement balances.
b) Non-financial assets such as intangibles, prepayments and deferred tax.
c) Loans that are not encumbered and cannot be pre-positioned with central banks on criteria set by the central banks, including those relating to date of origination and level of documentation.
d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.
(6) The pre-positioned and encumbered assets held at central banks of £115.5 billion includes the encumbered residential mortgages of £16.1 billion. £75.6 billion of residential UK mortgages are included in £93.7 billion readily available loans to customers.
(7) Other financial assets under SFT, derivatives and other include £0.5 billion of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

Climate and nature risk

Definition

Climate and nature risk is the threat of financial loss or adverse non-financial impacts associated with climate change and nature loss respectively and the political, economic and environmental responses to it.

Sources of risk

Physical risks may arise from climate events such as heatwaves, droughts, floods, storms and nature-related events such as land or air pollution. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property, business interests and supply chains of its customers.

Transition risks may arise from the process of adjustment towards a low-carbon, nature-restored economy. Changes in policy, technology and sentiment could prompt reassessment of customers' financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation of its own operations as well as supply chain disruption leading to financial impacts. Potential indirect effects include the impact on the wider economy, including on customers, which may erode NatWest Group's competitiveness and profitability, as well as threaten reputational damage.

Liability risks may arise should stakeholders consider NatWest Group's climate and nature risk management practices and disclosures insufficient, and responsible for or attributable to, stakeholders' losses. On the other hand, liability risks may also arise where some jurisdictions believe financial institutions have taken their sustainability-related initiatives too far, with some imposing sanctions in these circumstances.

Climate risk has been included in the NatWest Group risk directory since 2021. In 2024, we broadened the definition to climate and nature risk and updated our internal risk policy to reflect this. We are in the early stages of embedding nature into our risk management processes.

As climate and nature risk is both a principal risk within NatWest Group's EWRMF, and a cross-cutting risk, which impacts other principal risks, NatWest Group periodically refreshes its assessment of the relative impact of climate-related risk factors to other principal risks, where NatWest Group's exposure to a principal risk could be taken outside of appetite due to climate-related risk factors.

In identifying climate-related risks and opportunities to NatWest Group, the period in which each is likely to occur, was assessed. Risks and opportunities deemed material to the five-year financial planning cycle were viewed as short-term. Long-term was defined as beyond 15 years, while medium-term was defined as within the next five to 15 years[1].

The outcome of the latest assessment of the relative impact of climate-related risk factors on other principal risks is included in the following table. All principal risks in the table were identified as potentially the most impacted by climate risk, over short, medium and long term horizons, noting these risks could amplify capital and liquidity risks themselves.

Risk type	Risks to NatWest Group	Drivers	Identification, assessment and measurement
Credit risk	From the adverse impact on future credit worthiness of customers due to climate change risk factors impacting asset valuation, income and costs. Mitigants include operational limits in the residential mortgage portfolio and inclusion of climate considerations in sector strategy within the commercial portfolio.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation	Scenario analysis Portfolio level assessments Transaction level assessments
Operational risk	Due to the increased likelihood and potential impact of business disruption arising from new and changing policy standards. Mitigants include resilience and disclosure controls.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation	Scenao analysis Transaction level assessments
Compliance risk	NatWest Group is required to comply with all applicable climate-related legal and regulatory obligations. Mitigants include relevant horizon scanning.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Transaction level assessments
Conduct risk	Due to poor customer outcomes arising from the impacts of climate change. Mitigants include additional checks on sustainability claims and applying product flaw controls.	Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Scenario analysis Transaction level assessments
Reputational risk	Arising from NatWest Group's actual or perceived contribution to climate change, or from the adequacy of our actions in response. Mitigants include the environmental social, & ethical risk framework[3].	Transition: government policy and legislation, market, technology Liability: greenwashing	Portfolio level assessments Transaction level assessments

(1) NatWest Group's climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to 'short', 'medium' and 'long-term' in climate reporting are not indicative of the meaning of similar terms used in NatWest Group's other disclosures.
(2) Acute – event-driven such as increased severity of extreme weather events (for example, storms, droughts, floods, and fires) or water, land or air pollution. Chronic – longer-term shifts in precipitation and temperature and increased variability in weather patterns (for example, sea level rise) or biodiversity loss.
(3) From 1 January 2026, the name of the ESE Risk Framework was updated to the Environmental & Social Risk Framework. This change better reflects the framework's underlying methodology which focuses on a risk-based approach aligned to organisational risk appetite, rather than values-based judgements.

Climate and nature risk continued

Key developments in 2025

The effective management of climate risk requires the integration of climate-related risk drivers into strategic planning, transactions and decision-making. The approach has evolved since 2021 alongside NatWest Group's ongoing, multi-year progressive pathway to mature climate risk management capabilities, and in 2025:

- NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the ongoing integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes. Insights from risk processes have been shared with sector and front-line teams to support the financial budget and climate transition plan processes. In particular, internal physical risk modelling capabilities have been developed during 2025 albeit with further enhancements to come in 2026.
- NatWest Group continued its roll-out of climate decisioning framework (CDF) tools. These comprise climate risk scorecards and climate transition plan assessment tools. The roll-out continues on a test and learn basis. However we are now introducing initial use cases where we identify higher-risk transactions for enhanced oversight or escalated approval processes.

Governance

Risk governance for climate and nature risk is in line with the approach outlined in the Risk management framework section.

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group's overall business strategy and risk appetite.

The risk appetite statement is reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure it remains appropriate and aligned to strategy.

The Chief Risk Officer shares accountability with the Chief Executive Officer under the Senior Managers Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks and policies, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks. Reporting is provided on a regular basis, via the Chief Risk Officer Risk Report, to the Executive and Board Risk Committees, while an annual spotlight on climate and nature Risk is also undertaken to these committees.

The Group Executive Committee continues to supervise strategic implementation and delivery, supported by Group Sustainability, other functions and franchises.

Risk appetite

Risk appetite for climate risk is in line with the approach outlined in the Risk management framework section.

Identification, assessment and measurement

NatWest Group continues to enhance its processes to effectively measure the potential size and scope of climate-related risks, through the three approaches detailed below. Identification, assessment and measurement is undertaken at NatWest Group and business segment levels as appropriate and through an integrated governance model. The approach to nature-related risks is not as mature as the approach to climate-related risks.

Strategic analysis

NatWest Group focused on continuing to develop the capabilities to use scenario analysis to identify the most material climate risks for its customers, seeking to harness insights to inform risk management practices and support decision making.

Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise.

NatWest Group recognises a number of potential key use cases for climate scenario analysis, including, but not restricted to, the following:

- Regulatory stress testing requirements.
- Portfolio management.
- Strategic decision-making, capital adequacy and provisioning.

Specific internal-run exercises in 2025 included:

- A credit-risk focused exercise covering both physical and transition risk scenarios for both the Commercial & Institutional portfolio and the Retail Banking residential mortgage portfolio.
- A non-financial risk scenario for climate focused on external communications which could omit or contain incorrect information, resulting in an inaccurate representation of NatWest Group activities.

Credit and non-financial risk scenario analysis exercises for climate were also run in 2024.

There are various challenges with quantitative climate scenario analysis, including in relation to the immaturity of modelling techniques and limitations surrounding data on climate- related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. Recognising these challenges, qualitative work focused on the cascading and compounding consequences of climate and nature breakdown (for example, lower growth, higher inflation, societal and political uncertainty) continues to be developed and assessed under the emerging threats framework.

Refer to the risk and scenario analysis section of NatWest Group plc 2025 Climate Transition Plan Report for further information.

Climate and nature risk continued

Portfolio level assessment

NatWest Group uses a number of tools to undertake portfolio level assessments including operational limits in retail credit risk, stress analysis in market risk and heightened climate-related risk sector assessment in Non-Personal credit risk. The latter, refreshed annually, seeks to identify sectors that are likely to see increased credit risks for NatWest Group because of climate-related factors, over a ten to 15-year horizon.

Transaction level assessment

Assessments are undertaken which consider anti-greenwashing factors within NatWest Group's franchises, marketing and communications processes.

The NatWest Group Supplier Code of Best Practice encourages NatWest Group suppliers to undertake sustainability assessments to evaluate supplier sustainability performance.

Within the Non-Personal credit portfolio, NatWest Group continues to use its CDF tools to engage with its customers to understand their climate transition journeys and how they are managing the climate-related risk for their business. In 2025, NatWest Group continued to roll-out CDF on a test-and-learn basis, adding coverage of insurance and other financial institutions' customers to the existing customer segments (Large Corporates, Mid-Corporates, Commercial Real Estate, Housing Associations, Banks, Funds, and Asset Managers).

Enhancements were also made to the large corporates assessment to increase the granularity of sector and country-specific questions, for example, questions which assess how much of NatWest Group's customer's business activities are EU taxonomy aligned. This phased test-and-learn approach continues to build internal capability among first and second-line colleagues, and foster a culture where climate risk is embedded into the existing credit journey.

Recognising the complexity of the energy transition, we conducted an energy system review during 2025 to ensure our strategy reflects the interconnected risks and opportunities across the energy value chain as the economy transitions toward net zero. The energy system review considered the systemic nature of the energy transition which anticipates further growth in renewables, the important yet declining role of oil and gas, significant infrastructure investment and demand-side electrification. Reflecting the outcome of our energy system review, we have established a new E&S Energy Supply Sector Risk Acceptance Criteria. Noting that the natural resources portfolio limit remains unchanged following the energy system review, we are implementing an oversight and governance framework to help ensure that our financing activity aligns with our sector and bank-wide strategy and remains within the portfolio limit and other constraints. Refer to the NatWest Group plc 2025 Climate Transition Plan Report for further details.

NatWest Group also regularly considers the potential impact of existing and emerging regulatory requirements related to climate change at NatWest Group and subsidiary level, through external horizon scanning and monitoring of emerging regulatory requirements.

Mitigation

NatWest Group manages and mitigates climate-related risk in the Non-Personal portfolio through:

- Top-down portfolio assessments, including incorporating climate factors in the overall sector strategy, updating the environmental, social and ethical risk acceptance criteria in response to potential climate-related risks and applying climate-enhanced transaction acceptance standards.
- Bottom-up customer assessments, including the use of CDF tools to provide a consistent and structured approach for understanding customer-specific exposure to climate-related risks and identify higher risk transactions for enhanced oversight or escalated approval processes.

In the residential mortgage portfolio, lending limits are applied based on climate characteristics, including:

- Exposure to EPC A and B rated properties.
- Buy-to-let properties with potential EPC between D and G.
- Flats, new builds and buy-to-let properties at high or very high risk of flood.

Additionally, NatWest Group credit policies do not allow buy-to-let mortgages to properties with an EPC rating between F and G. Limits are continually reviewed to reflect new flood risk data, risk profile and market conditions.

NatWest Group also continues to engage actively with academia to ensure that best practice and the latest thinking on climate risks is considered within NatWest Group's work. This includes attending and participating in academic events through, for example, the Centre for Greening Finance and Investment and supporting research initiatives by, for example, University College London and the Institute and Faculty of Actuaries.

Industry engagement

NatWest Group continues to participate in a number of industry forums to help shape the financial service industry's response to the challenges posed by climate risk. An example is the Climate Financial Risk Forum, established by the PRA and the FCA.

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Sources of risk (audited)

Non-traded market risk exists in all balance-sheet exposure that makes reference to market risk factors, when customer behaviour could impact the size and timing of the repricing or maturity of future cash flows, or when valuation of assets and liabilities is driven by market risk factors such as interest rates or foreign exchange rates.

The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. Qualitative and quantitative information on these risk types is provided following the VaR table below.

Key developments in 2025

- In the UK, the Bank of England base rate fell to 3.75% at 31 December 2025 from 4.75% at 31 December 2024. The five-year sterling overnight index interest rate swap rate also fell to 3.66% at 31 December 2025 from 4.04% at 31 December 2024. The corresponding ten-year rate fell to 4.00% from 4.09%. The movement in swap rates reflects market expectations about the level of the UK base rate in the medium term, with expectations for the UK base rate being slightly lower at 31 December 2025.
- Overall, total non-traded market risk VaR decreased in 2025 on both an average basis and a period-end basis. The largest component, credit spread VaR, remained relatively stable during 2025, supported by generally consistent bond holdings in the liquidity portfolio. For further VaR commentary, see the following page.
- NatWest Group's structural hedge notional increased to £198 billion at 31 December 2025 compared to £194 billion at 31 December 2024, reflecting increased equity structural hedging and deposit stability. As maturing structural hedges were replaced at higher swap rates, the yield on the hedge rose to 2.40% in 2025 from 1.77% in 2024.
- The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve was a cumulative £824 million over three years at 31 December 2025, compared to £739 million at 31 December 2024. The main contributors to the sensitivity were managed-margin deposits, including instant access savings and unhedged current accounts, and the structural hedge.
- Sterling strengthened against the US dollar, to 1.35 at 31 December 2025 compared to 1.25 at 31 December 2024. It weakened against the euro, to 1.15 at 31 December 2025 compared to 1.20 at 31 December 2024. Net investments in foreign operations reduced by £0.4 billion in sterling-equivalent terms over the year. After hedging, residual structural foreign currency exposures were higher, increasing, in sterling-equivalent terms, by £0.1 billion.

Governance (audited)

Risk governance for non-traded market risk is in line with the approach outlined in the Risk management framework section.

Risk appetite

Risk appetite for non-traded market risk is in line with the approach outlined in the Risk management framework section.

NatWest Group's qualitative appetite for non-traded market risk is set out in the non-traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. At NatWest Group level, these comprise value-at-risk (VaR) and earnings-at-risk limits. Stress and sensitivity limits are also incorporated.

Non-traded market risk continued

Risk measurement

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 264. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2025				2024			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Interest rate	4.9	7.4	2.5	6.5	17.2	28.2	4.0	4.0
Credit spread	48.6	53.8	39.6	39.6	51.8	60.2	45.3	48.4
Structural foreign exchange rate	9.3	14.1	6.0	13.3	7.6	9.8	5.1	6.3
Equity	5.1	7.8	2.8	3.2	8.6	10.3	7.6	7.7
Pipeline risk	3.5	5.9	0.6	3.6	8.5	17.3	3.4	6.1
Diversification (1)	(22.6)			(24.3)	(35.3)			(23.4)
Total	48.8	53.3	41.9	41.9	58.4	73.8	49.1	49.1

(1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- Overall, total non-traded market risk VaR decreased in 2025 on both an average and period-end basis.
- Interest rate VaR fell on an average basis, reflecting reduced interest rate repricing mismatches across customer products.
- Credit spread VaR remained relatively stable during 2025, supported by generally consistent bond holdings in the liquidity portfolio. The period-end decrease followed the rollout of updated timeseries in December 2025.
- Equity VaR decreased, mainly due to the sale of Permanent TSB equity.
- Pipeline VaR also decreased. This reflected changes in the assumptions applied to customer behaviour through the fixed-rate mortgage application process, which more closely aligned NatWest Group's estimates of future customer completions to pipeline hedging activity.

Non-traded market risk continued

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

- Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
- Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
- Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk. Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by offsetting the positions against fixed-rate assets (such as fixed-rate mortgages and UK government gilts) or by hedging positions externally using interest rate swaps, which are generally booked as cash-flow hedges of floating-rate assets, in order to reduce income volatility and provide a revenue stream in net interest income. (Further details on NatWest Group's cash-flow hedge accounting programme can be found in Note 13 in the Notes to the accounts.) Hence, the structural hedge is one component of a larger interest rate risk management programme.

After offsetting or hedging the interest rate exposure, NatWest Group attributes income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group's equity capital.

The table below shows incremental income, hedge income, the period-end and average notional balances attributed to the structural hedge, and the total yield. These are analysed between equity and products. Hedge income represents the fixed leg of the hedge, while incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges. If the UK base rate were to fall, the difference between incremental income and hedge income would continue to fall.

2025	Incremental income £m	Hedge income £m	Period end notional £bn	Average notional £bn	Total yield %
Equity	**(449)**	**487**	**25**	**22**	**2.18**
Product	**(2,990)**	**4,181**	**173**	**172**	**2.43**
Total	**(3,439)**	**4,668**	**198**	**194**	**2.40**
2024					
Equity	(694)	440	22	22	1.98
Product	(5,806)	3,039	172	174	1.75
Total	(6,500)	3,479	194	196	1.77

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2025, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 81%/19% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 31 December 2025, approximately 95% by notional of total structural hedges were sterling-denominated.

- The structural hedge period-end notional increased as a result of increased hedging of the NatWest Group equity and reserves. The product hedge was broadly stable, reflecting deposit stability year on year.
- The five-year sterling swap rate fell to 3.65% at 31 December 2025 from 4.04% at 31 December 2024. The ten-year sterling swap rate also fell, to 3.99% from 4.09%. The structural hedge yield rose to 2.40% in 2025 from 1.77% in 2024.
- Hedge income rose by £1,189 million to £4,668 million from £3,479 million. Incremental income remained negative but fell year on year. This was mainly driven by replacement of maturing hedges at higher yields and lower overnight SONIA rates in 2025 compared to 2024.

Non-traded market risk continued

Interest rate risk measurement

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates.

In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date.

Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates ("managed margin").

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate.

A simple scenario is shown that projects forward earnings based on the 31 December 2025 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subjected to interest rate shocks.

The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In all scenarios, yield curves are assumed to move in parallel.

	+25 basis points upward shift			-25 basis points downward shift		
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2025	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Structural hedges	**41**	**130**	**220**	**(41)**	**(130)**	**(220)**
Managed margin	**153**	**139**	**125**	**(157)**	**(127)**	**(140)**
Total	**194**	**269**	**345**	**(198)**	**(257)**	**(360)**
2024						
Structural hedges	41	125	212	(41)	(125)	(212)
Managed margin	121	116	124	(142)	(120)	(125)
Total	162	241	336	(183)	(245)	(337)

- The sensitivity of net interest earnings in all scenarios mainly reflects managed-margin deposits and the impact of higher or lower rates on structural hedges.
- Managed-margin sensitivity in both upward and downward rate scenarios partly reflects assumptions applied to deposits and other products, where customer rates change in response to changes in central bank rates. Managed-margin sensitivity to rate shocks was higher at 31 December 2025 than at 31 December 2024; however, as net interest earnings also increased, sensitivity as a proportion of net interest earnings was relatively stable overall.

Non-traded market risk continued

One-year 25 and 100-basis-point sensitivity table

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	2025				2024			
	Shifts in yield curve				Shifts in yield curve			
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m		£m
Euro	**25**	**(11)**	**56**	**(47)**	11	(7)	38	(43)
Sterling	**147**	**(165)**	**503**	**(655)**	131	(155)	531	(646)
US dollar	**19**	**(19)**	**69**	**(75)**	15	(16)	63	(71)
Other	**3**	**(3)**	**13**	**(11)**	5	(5)	19	(17)
Total	**194**	**(198)**	**641**	**(788)**	162	(183)	651	(777)

Sensitivity of fair value through other comprehensive income (FVOCI) portfolios and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value and the bonds are generally classified as FVOCI for accounting purposes. Valuation changes arising from unexpected movements in market rates are initially recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in cash flow hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of bonds initially classified as FVOCI and swaps subject to cash flow hedge accounting to a parallel shift in all rates. Valuation changes affecting interest rate swaps that hedge bonds in the liquidity portfolio are also included. Where FVOCI bonds and swaps are booked in fair value hedge accounting relationships, the valuation change affecting both instruments would be recognised in the income statement. For the purpose of this analysis, cash flow hedges are assumed to be fully effective.

The effectiveness of cash flow and fair value hedge relationships is monitored and regularly tested in accordance with IFRS requirements. Note also that valuation changes affecting the cash flow hedge reserve affect tangible net asset value, but would not be expected to affect CET1 capital.

	2025				2024			
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m	£m	£m
FVOCI reserves	**(22)**	**22**	**(91)**	**87**	(9)	9	(38)	31
Cash flow hedge reserves	**(171)**	**174**	**(664)**	**713**	(244)	249	(946)	1,027
Total	**(193)**	**196**	**(754)**	**801**	(253)	258	(984)	1,058

- The sensitivity of cash flow hedge reserves fell in 2025 compared to 2024, while the sensitivity of FVOCI reserves increased slightly. The movement in cash flow hedge reserves in 2025 is shown in the statement of changes in equity on pages 294 to 296.

Non-traded market risk continued

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income.

NatWest Group's bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded market risk VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

- **Structural foreign exchange rate risk** – mainly arises from the capital deployed in foreign subsidiaries and branches.
- **Transactional foreign exchange rate risk** – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
- **Forecast earnings or costs in foreign currencies** – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy.

The table below shows structural foreign currency exposures.

2025	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual structural foreign currency exposures £m
US dollar	**1,067**	**-**	**1,067**	**(1,067)**	**-**
Euro	**4,543**	**(2,560)**	**1,983**		**1,983**
Other non-sterling	**901**	**(478)**	**423**		**423**
Total	**6,511**	**(3,038)**	**3,473**	**(1,067)**	**2,406**
2024					
US dollar	1,826	(598)	1,228	(1,228)	-
Euro	4,162	(2,351)	1,811	-	1,811
Other non-sterling	874	(372)	502		502
Total	6,862	(3,321)	3,541	(1,228)	2,313

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.

- Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity positions are carried on the balance sheet at fair value based on market prices where available. Equity positions may take the form of shares that are publicly listed on a recognised exchange, privately owned investments and shareholdings in industry participations including SWIFT. Further disclosure of NatWest Group's investments in equity shareholdings, fair value gains and losses and valuation techniques may be found in the notes to the consolidated financial statements. Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the Chief Financial Officer with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive Officer, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority. Non-traded equity value at risk is monitored monthly and capital allocation to the risk is included in NatWest Group's annual Internal Capital Adequacy Assessment Process (ICAAP).

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement. Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the ICAAP.

Traded market risk

Definition (audited)

Traded market risk is the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.

Sources of risk (audited)

NatWest Group is exposed to traded market risk through trading activities entered into by NatWest Markets where such risk arises from market-making and underwriting activity and by facilitating customer-facing business that cannot be immediately offset with other customers or market participants.

From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Markets undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

The key categories of traded market risk are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2025

- Drivers of market volatility during the year included global inflationary concerns, US tariffs, the ongoing Russia-Ukraine conflict and geopolitical tensions in the Middle East.
- Traded VaR and SVaR remained within appetite, aided by NatWest Group's continued disciplined approach to risk-taking.
- Overall, internal traded VaR decreased on an average basis, compared to 2024.

Governance (audited)

Risk governance for traded market risk is in line with the approach outlined in the Risk management framework section.

Risk appetite

Risk appetite for traded market risk is in line with the approach outlined in the Risk management framework section.

NatWest Group's qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing. More details on these metrics are provided on the following pages.

Measurement

NatWest Group uses VaR, SVaR and the incremental risk charge (IRC) to capitalise traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days, and is sensitive to recent market conditions.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

- Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.
- Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
- Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 274. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

Traded market risk continued

One-day 99% traded internal VaR


£m
12
10
8
6
4
2
0
Jan 25
Feb 25
Mar 25
Apr 25
May 25
Jun 25
Jul 25
Aug 25
Sep 25
Oct 25
Nov 25
Dec 25
Total Trading VaR
Interest Rate VaR
Credit VaR
FX VaR
Equity VaR

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for NatWest Group's trading portfolios, split by exposure type.

	2025				2024			
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	3.2	5.4	1.8	2.3	6.6	12.1	3.0	3.8
Credit spread	4.8	7.2	3.1	3.1	7.7	10.1	5.6	5.6
Currency	1.3	4.0	-	0.5	2.0	6.7	0.5	1.3
Equity	0.1	0.1	-	0.1	0.1	0.3	-	-
Diversification (1)	(3.8)			(2.5)	(6.3)			(5.4)
Total	5.6	9.7	3.4	3.5	10.1	16.2	5.3	5.3

(1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- Both interest rate VaR and credit spread VaR decreased on an average basis, compared to 2024.
- This reflects an earlier period of higher market volatility dropping out of the rolling window for VaR calculation during H2 2024.

Traded market risk continued

VaR back-testing

The main approach employed to assess the VaR model's ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2025. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions	
	Actual	Hypo
Fixed income	-	-
Currencies	-	3

- The back-testing exceptions in Currencies were driven by losses in February, April and August 2025 due to increased foreign exchange and rates market volatility.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	2025				2024			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Total internal traded SVaR	58	112	31	38	56	136	31	41

Risks not in VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 183.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report 2025.

Monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board.

Traded market risk continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2025			2024			
	Total £bn	Non-trading business (1) £bn	Trading business (2) £bn	Total £bn	Non-trading business (1) £bn	Trading business (2) £bn	Primary market risk factor
Assets							
Cash and balances at central banks	85.2	85.2	-	93.0	93.0	-	Interest rate
Trading assets	46.5	0.1	46.4	48.9	0.3	48.6	
Reverse repos	27.7	-	27.7	27.1	-	27.1	Interest rate
Securities	12.8	-	12.8	13.9	-	13.9	Interest rate, credit spreads, equity
Other	6.0	0.1	5.9	7.9	0.3	7.6	Interest rate
Derivatives	60.8	0.8	60.0	78.4	1.4	77.0	Interest rate, credit spreads, equity
Settlement balances	0.6	-	0.6	2.1	0.1	2.0	Settlement
Loans to banks	7.0	7.0	-	6.0	6.0	-	Interest rate
Loans to customers	418.9	418.9	-	400.3	400.3	-	Interest rate
Other financial assets	79.8	79.8	-	63.2	63.2	-	Interest rate, credit spreads, equity
Intangible assets	7.3	7.3	-	7.6	7.6	-	Interest rate, credit spreads, equity
Other assets	8.5	8.5	-	8.5	8.5	-	
Total assets	714.6	607.6	107.0	708.0	580.4	127.6	
Liabilities							
Bank deposits	44.1	44.1	-	31.5	31.5	-	Interest rate
Customer deposits	443.0	443.0	-	433.5	433.5	-	Interest rate
Settlement balances	0.9	0.1	0.8	1.7	-	1.7	Settlement
Trading liabilities	49.0	0.2	48.8	54.7	0.2	54.5	
Repos	28.6	-	28.6	30.6	-	30.6	Interest rate
Short positions	7.5	-	7.5	10.5	-	10.5	Interest rate, credit spreads
Other	12.9	0.2	12.7	13.6	0.2	13.4	Interest rate
Derivatives	54.0	0.5	53.5	72.1	1.0	71.1	Interest rate, credit spreads
Other financial liabilities	67.6	67.6	-	61.1	61.1	-	Interest rate
Subordinated liabilities	6.1	6.1	-	6.1	6.1	-	Interest rate
Notes in circulation	3.2	3.2	-	3.3	3.3	-	Interest rate
Other liabilities	4.0	4.0	-	4.6	4.6	-	
Total liabilities	671.9	568.8	103.1	668.6	541.3	127.3	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded market risk VaR and fair value calculations. For more information refer to the non-traded market risk section.
(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.
(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

Pension risk

Definition
Pension risk is the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk
NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk. Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group's pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation.

The Trustee of NatWest Group's largest scheme (the Main section of the NatWest Group Pension Fund) holds buy-in policies with third-party insurers. Under the buy-in insurance contracts, the insurer makes payments to the scheme to cover pension benefits paid to members. As a result, the insured portion of the scheme is protected against all material demographic and market risks.

These risks have been replaced with the risk that the insurer defaults on payments due to the scheme. The uninsured scheme assets continue to vary with changes in market risk drivers such as interest rates, inflation expectations and credit spreads. NatWest Group is therefore still exposed to the risk that the schemes' assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Key developments in 2025
- During the year, the Trustee of the Main section of the NatWest Group Pension Fund completed partial buy-in transactions, in addition to those completed during 2024, passing demographic and market risk to third-party insurers. Over 40% (£10.3 billion) of the scheme's liabilities are now covered by buy-in policies, which is an increase from one-third at the end of 2024.

Governance
Risk governance for pension risk is in line with the approach outlined in the Risk management framework section.

Chaired by the Chief Financial Officer (CFO), the Asset & Liability Management Committee supports the CFO in considering the financial strategy and balance sheet implications relating to pension liabilities and pension strategy and other issues material to NatWest Group's pension strategy. It also supports the CFO in considering investment strategy proposals from the Trustee of the Main section. The Board reviews and, as appropriate, approves any material pension strategy proposals.

Risk appetite
Risk appetite for pension risk is in line with the approach outlined in the Risk management framework section.

Pension risk appetite is approved by the Board. NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has a pension risk appetite statement that is reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure it remains appropriate and aligned to strategy.

Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing.

A pension risk policy, which sits within the enterprise-wide risk management framework, is also in place and is subject to associated framework controls.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant pension risk matters are escalated through the Executive Risk Committee, Asset & Liability Management Committee and Board Risk Committee as appropriate and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Measurement and monitoring
Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee. Relevant pension risk matters are escalated to the Board as applicable. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year.

These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

The results of the stress tests and their consequential impact on NatWest Group's balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. The financial strength of third-party insurers is monitored on a periodic basis by the Trustee and NatWest Group.

Mitigation
The Main section is well-protected against interest rate and inflation risks within the non-insured portfolio, reflecting risk mitigation measures taken by the Trustee such as hedging and reduced exposure to growth assets. The buy-in transactions completed to date further protect against demographic and market risks.

If, in an extreme scenario, an insurer was unable to make payments due to the scheme under the buy-in insurance contracts, NatWest Group would continue to be responsible for financially supporting the scheme to meet pension benefits. However, strong mitigants are in place against this risk, including the insurance regulatory regime.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world's reliance on fossil fuels, or that may otherwise promote environmental benefits. The Trustee also expects third-party insurers to have appropriate policies to address climate risk and to report on climate exposure attributable to the Main section.

Further details regarding the Trustee's approach to managing climate change risk can be found in its Responsible Ownership Policy, its net zero commitment and its climate disclosures produced on an annual basis, as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, processes, transactions and assets appropriately. This includes human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. It also includes systems failure, theft of NatWest Group property, information loss, the impact of natural or man-made disasters and the threat of cyberattacks. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2025

- The enhanced risk and control self-assessment approach was refined further with a focus on material operational risks and controls across the key end-to-end processes.
- The use of automated data-led insights was embedded to oversee the operational risk profile and manage it within appetite.
- Improvements to technology end of life risk management were implemented to mitigate associated technology and cyber risks.
- AI tools have been introduced to support the articulation and adequacy of controls including generative AI chat bots to support the embedding of frameworks and to help with horizon scanning.
- Compliance with UK and EU operational resilience regulatory requirements was achieved and maintained along with material compliance with EU Digital Operational Resilience Act (DORA).
- NatWest Group continued to evolve the assessment of its operational resilience with increasingly severe, complex, and prolonged scenario tests for cyber, third-party, and significant IT failure risks.
- Threat horizon scanning and vulnerability management processes were enhanced to support risk identification, scenario testing and the prioritisation of risk mitigation activities.

Governance

The risk governance arrangements in place for operational risk are in line with the approach as set out in the Risk management framework section.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group's ambitions to serve its customers better. Improved management of operational risk against defined risk appetite is vital for stability and reputational integrity.

To support ongoing oversight of the management of the operational risk profile the Operational Risk Executive Steering Committee ensures all material operational risks are monitored and managed within appetite.

Risk appetite

Risk appetite for operational risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Measurement and monitoring for operational risk is in line with the approach outlined in the Risk management framework section.

Mitigation

Mitigation for operational risk is in line with the approach outlined in the Risk management framework section.

Operational risks are mitigated by applying preventative and detective controls which are assessed on adequacy and effectiveness through risk and control self-assessment process on a regular basis to determine risk exposure. Mitigation is prioritised using risk-based approach considering risk appetite.

Operational resilience and cybersecurity

NatWest Group maintains a robust approach to operational resilience through comprehensive, NatWest Group-wide processes. These include regular scenario tests that simulate increasingly severe and sophisticated disruption events. In 2025, as part of NatWest Group's operational resilience strategy, severe but plausible disruption scenario tests were undertaken and encompassed cyber threats, third-party risks, and significant IT failures confirming the preparedness and effectiveness of NatWest Group's operational resilience strategies, and plans including third party arrangements in the event of severe but plausible disruptions.

This rigorous approach was underpinned with the enhancement, ongoing monitoring, and transparent reporting of key risk indicators and performance metrics for Important Business Services. In early Q1 2025, NatWest Group confirmed that it had materially met the requirements of the EU DORA. Furthermore, by the end of March 2025, NatWest Group confirmed full compliance with the operational resilience requirements set by the Financial Conduct Authority and the Prudential Regulation Authority.

By meeting the 2025 compliance deadlines for these critical regulatory frameworks, NatWest Group demonstrated the strength and reliability of its systems and controls. This enables effective risk management, minimises potential disruptions, and safeguards both customers and the wider financial system.

These efforts reinforce NatWest Group's commitment to building trust and stability within financial services.

Operational resilience remains a key priority, achieved through the effective management of a broad spectrum of interconnected operational risks. NatWest Group consistently meets regulatory expectations and actively participates in multiple industry-wide operational resilience forums. This engagement provides a valuable cross-sector perspective on the evolving operational resilience risk landscape and supports NatWest Group's ability to adapt to ongoing innovation and change, both internally and across the financial services sector.

NatWest Group operates layered security controls and its architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in key risk policies, standards, processes and procedures.

Throughout 2025, NatWest Group continued to monitor and manage the threat landscape focusing on:

- Initial access brokers (cyber criminals who specialise in breaching organisations then selling the access to other threat actors), ransomware gangs and, in light of ongoing geopolitical tensions, nation states.
- Innovations in technology, assessing the inherent risk and developing appropriate responses to manage any associated risks. Artificial Intelligence, Quantum Computing and Cloud Adoption have been areas of focus in 2025.

As cyberattacks evolve, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

Operational risk continued

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk events with financial and non-financial impacts that meet defined criteria. Loss data is used for internal, regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a 'Early Event Escalation Process'. NatWest Group has not experienced a material cybersecurity breach or associated material loss in the last three years.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2025 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events

At 31 December 2025, the total value of operational risk events was £76 million, representing an increase of £58 million compared with 2024. This movement was primarily driven by the release of unutilised provisions in 2024 within the clients, products and business practices category. The volume of losses has decreased by 10% compared to 2024.

Value and volume of events (>£10k)

	Value of events £k				Volume of events (1)			
Event category	2025	2024	YoY £	YoY %	2025	2024	YoY	YoY %
Fraud	47	43	4	22%	1,169	1,321	(152)	(10%)
Clients, products and business practices	16	(37)	53	294%	18	30	(12)	(1%)
Execution, delivery and process management	9	8	1	6%	-	1	(1)	-
Employment practices and workplace safety	3	1	2	11%	20	12	8	-
Technology and infrastructure failures	1	3	(2)	(11%)	144	129	15	1%
Disasters and public safety	-	-	-	-	5	11	(6)	-
	76	18	58	322%	1,356	1,504	(148)	(10%)

(1) The calculation in the table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

Operational risk continued

Cybersecurity risk management processes

NatWest Group's cybersecurity risk management forms an integral part of its overall EWRMF, which is designed around a three lines of defence model. Specifically, management of cybersecurity risk is a subset of NatWest Group's wider operational risk management. To support NatWest Group's cybersecurity risk management, it has an information security (including cyber) policy. This is reviewed at least annually and benchmarked against industry best practice standards, including the Information Security Forum: Standard Of Good Practice (ISF: SOGP) and relevant publications by competent authorities such as the National Cyber Security Centre (NCSC), to help NatWest Group identify and remediate any gaps in its controls and procedures. NatWest Group's policies are also aligned with a number of other international and industry standards, such as ISO 27001 and the National Institute of Standards and Technology Cyber Security Framework. Throughout 2025, NatWest Group was certified by the IASME Consortium Ltd (IASME) in Cyber Essentials Plus, a recognised government owned scheme operated by the NCSC.

The information security policy forms part of the internal process to support NatWest Group's annual attestation to its management's assessment of the effectiveness of its internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act.

The cybersecurity risk management framework is designed to mitigate the impact of cybersecurity threats and incidents.

The framework also includes a structured approach for identifying and managing both internal cybersecurity incidents and external incidents impacting NatWest Group's third-party suppliers.

In addition, the framework includes a process for assessing the severity and source of a cybersecurity threat or incident, including in relation to third-party service providers, enabling NatWest Group to implement mitigating controls as required and to inform its management and board of directors of any material impact.

The functions of the cybersecurity risk management framework are based on a three lines of defence model:

- NatWest Group's first line of defence is responsible for setting NatWest Group's information and cybersecurity risk management strategy and Information Security Policy, including: delivering effective and efficient cybersecurity products and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. As part of the first line of defence, NatWest Group:

  a) continues to invest significant resources in developing and improving its cybersecurity risk management.

  b) supports due diligence processes in respect of third-party service providers involved in NatWest Group's supply chain by defining minimum security requirements in line with industry practice that suppliers are contractually bound by. These minimum standards, among others, require suppliers to notify NatWest Group of any material cybersecurity incidents and for UK based suppliers to hold independent assurance, with Cyber Essentials+ certification being the minimum accepted.

  c) educates its employees and customers on cybersecurity threats and incidents through education and awareness programmes that are designed around the most relevant cybersecurity threats and incidents for NatWest Group. These programmes, including ethical phishing campaigns are reviewed regularly and updated based on changes to the cybersecurity threat landscape. Employees are also required to participate in annual information security (including cybersecurity) trainings.

- As part of the second line of defence, a dedicated operational risk team is responsible for the assessment, identification and management of NatWest Group's cybersecurity risk and provides regular updates and opinions to senior risk committees of NatWest Group. These include monthly updates and escalations as required to the NatWest Digital X Risk Committee. The operational risk team also provides a Risk opinion as part of the annual information and cyber security risk spotlight to NatWest Group's Executive Risk Committee and Board Risk Committee.

- As part of the third line of defence, NatWest Group's Internal Audit team has a risk-based coverage approach to assess the adequacy of the design and operational effectiveness of key internal controls, governance and risk management, including in connection with cybersecurity risk. The frequency and scope of the internal audit coverage depends on the ongoing assessment of the key risks to NatWest Group.

Cybersecurity threats for 2025

NatWest Group is continuously exposed to cybersecurity threats across its business and supply chain, which are closely monitored by NatWest Group. In the year ended 31 December 2025, NatWest Group did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect NatWest Group. However, given the nature of cybersecurity threats, NatWest Group cannot eliminate all risks from cybersecurity threats or provide assurances that NatWest Group has not experienced an undetected cybersecurity incident. For more information about these risks, refer to the Risk Factors section – "NatWest Group is subject to increasingly sophisticated and frequent cyberattacks".

Cybersecurity Risk Oversight

Board

The Board of Directors (Board) ensures there is a framework of prudent and effective controls which enables risks – including information and cyber security risk - to be assessed and managed. The Board approves the EWRMF (including NatWest Group's risk appetite framework) on recommendation from the Group Board Risk Committee, and approves risk appetite.

The Board monitors information and cybersecurity performance against risk appetite through the receipt of regular reporting and receives reporting on top and emerging risks, including the likelihood of a cyber-attack. The Board also reviews the effectiveness of risk management and internal control systems.

Operational risk continued

Group Board Risk Committee (BRC)

Provides oversight and advice to the Board on current and future risk exposures of NatWest Group and its subsidiaries; future risk profile including risk appetite; the approval and effectiveness of the EWRMF and the internal controls required to manage risk. It approves the enterprise-wide risk management strategy and oversees its effective delivery. BRC reviews all information and cybersecurity risk exposures and management's recommendations to monitor, control and mitigate such exposures. It also reviews NatWest Group's information and cybersecurity performance against risk appetite through the receipt of regular reporting, updates on top and emerging risks and updates from the first and second lines of defence – including an information and cyber security spotlight at least annually - and escalates matters to the Board as required.

Management responsible for managing information and cybersecurity risk

The first line of defence is responsible for setting NatWest Group's information and cybersecurity risk management strategy, including: delivering effective and efficient cybersecurity products, policies and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. NatWest Group's cybersecurity programmes are under the direction of the Chief Information Officer (CIO) who holds regulatory accountability under the Senior Managers and Certification Regime for defining and delivering NatWest Group's internal technology, infrastructure services and customer operations, including NatWest Group's IT strategy, cybersecurity, operational continuity, and resilience. The Chief Information Security Officer (CISO) reports to the CIO and receives regular reports from the cybersecurity team under his supervision.

The CIO is an established Technology Leader with over 30 years of experience in Financial Services, joining NatWest Group in 2022. Prior to 2022, the CIO spent eight years at Deutsche Bank where he held a number of roles including CIO for the Corporate and Investment Bank, Head of Technology for Financial Crime, CIO for the UK and Group CTO. Prior to joining Deutsche Bank, the CIO drove the technology strategy and innovation agenda for RBS Markets as its CIO and spent the early part of his career at JP Morgan.

The CISO, via the cybersecurity team, monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. The CISO and the cybersecurity team are experienced information security professionals with many years of experience in the information and cybersecurity industry. Prior to joining NatWest Group, the CISO was a technical director at Communications-Electronics Security Group (now known as the UK's National Cyber Security Centre) where he advised on securing some of the UK's most critical assets. He has worked in this industry for over 20 years and has spoken at a wide range of events on the topic of cybersecurity.

Compliance and conduct risk

Definition

Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes, and/or undermines market integrity.

The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk

Compliance and conduct risk exist across all stages of NatWest Group's relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 25 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2025

- As part of the Non-Financial Risk Enhancement Programme, NatWest Group reviewed its compliance and conduct framework against the Operational Riskdata eXchange Association (ORX) regulatory compliance and conduct risk taxonomy. ORX is the largest operational risk management association in the financial services sector and this industry-standard taxonomy informed proposals for the annual risk directory refresh, including new level 2 risks and a consolidation of conduct and regulatory compliance risks into a single 'compliance and conduct level 1 risk' from 2026. These changes will enhance risk coverage, strengthen integration with the EWRMF, and align more closely with industry practice.
- NatWest Group is also evaluating alternative rules mapping approaches, including a regulatory traceability model supported by an integrated AI-enabled platform. This will simplify governance, reduce complexity, and improve consistency, while ensuring its framework remains resilient and future-ready.
- On 4 September 2025, the US Court of Appeal approved an amendment of the plea agreement and formally terminated the Monitorship (extended oversight) of NatWest Markets Plc (NWM). This is a result of the notable progress made in strengthening our compliance programme, improvements in internal controls and remediation, and the status of the implementation of the Monitor's recommendations. NWM's obligations under the plea agreement and probation have been extended until December 2026. Going forward, NWM will report progress on the compliance programme to the US Department of Justice (DOJ) directly.
- The Judicial Review challenging the Financial Ombudsman Service's (FOS) interpretation of 'unfair relationships' under Section 140 of the Consumer Credit Act (CCA) remains ongoing. NatWest Group and peer banks have raised concerns over the reopening of closed complaints, with the FCA intervening in support of our position. Separately, proposed CCA reforms aim to modernise regulation via a flexible, outcome-based regime.
- Following the Supreme Court's August 2025 ruling regarding 'unfair relationships' when arranging motor finance, the FCA's October consultation outlined a redress scheme expected to launch in 2026.
- A review of mortgage rules was launched by the FCA to simplify regulatory requirements and improve consumer flexibility. The proposals seek to simplify rules, enhance access to advice and execution-only options, and streamline affordability assessments under Consumer Duty. NatWest Group continues to monitor developments to ensure its proposition remains compliant and responsive.
- The FCA's March review of the treatment of vulnerable customers recognised progress but highlighted areas for improvement. NatWest Group remains committed to delivering fair outcomes and maintaining regulatory compliance.
- The PRA and FCA are consulting across the financial services industry on the Senior Managers and Certification Regime that could reduce the number of roles within scope by up to 40%, with His Majesty's Treasury (HMT) supporting swift implementation.
- HMT has launched a consultation to review the FOS's remit and propose to modernise the framework. The FCA and FOS have published next steps, signalling coordinated reform of consumer compensation mechanisms.

Governance

Risk governance for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

To support ongoing oversight of the management of the compliance and conduct risk profile, a number of committees are in place, the most senior of which is the "One Bank Good Customer Outcomes Leadership Committee".

Risk appetite

Risk appetite for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Measurement and monitoring for compliance and conduct risk are in line with the approach outlined in the Risk management framework section.

Mitigation

Mitigation for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

Activity to mitigate the most material compliance and conduct risk is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

Financial crime risk

Definition
Financial crime risk is the risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk
Financial crime risk may be present if NatWest Group's customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group's products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2025
- Significant investment continued to be made to support the delivery of a multi-year transformation plan across financial crime risk management.
- Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
- Financial crime events were held throughout the year to further embed financial crime risk management culture and behaviours.
- There was active participation in public/private partnerships including the Joint Money Laundering Intelligence Taskforce and Data Fusion. Following the success of the pilot, Data Fusion has become a permanent operational capability, able to deliver benefits across the public-private economic crime system. This includes the implementation of a permanent public-private Joint Analytical Team, housed within the National Crime Agency.

Governance
Risk governance for financial crime risk is in line with the approach outlined in the Risk management framework section.

The Financial Crime Oversight Committee, which is jointly chaired by the Group Money Laundering Reporting Officer and the Director of Financial Crime is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making.

Financial crime matters are escalated through the Executive Risk Committee and to the Board as applicable.

The Fraud Executive Steering Group, which is chaired by the Chief Customer and Operations Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

Risk appetite
Risk appetite for financial crime risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring
Measurement and monitoring for financial crime risk are in line with the approach outlined in the Risk management framework section.

Financial crime risks are identified and reported through continuous risk management and regular reporting to the Financial Crime Oversight Committee and other risk governance committees (including the Board Risk Committees). Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within appetite.

Mitigation
Mitigation for financial crime risk is in line with the approach outlined in the Risk management framework section.

Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers.

Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Model risk

Definition

Model risk is the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into estimates.

Sources of risk

NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), calculating regulatory capital and liquidity requirements and automation of operational processes.

Model applications may give rise to different risks depending on the business in which they are used. Model risk is therefore assessed separately for each franchise in addition to the overall assessment made for NatWest Group.

Key developments in 2025

- Continued with a programme of work to implement model risk management (MRM) framework changes that were introduced in 2024 in response to PRA's Supervisory Statement 1/23 across the model landscape.
- Introduced further updates to the MRM framework to address feedback received from the PRA following their industry-wide thematic review of MRM and further improve model risk management practices.
- Deterministic quantitative methods, which are complex and material calculators that although not technically models still present similar risks, were brought in scope of the MRM framework.
- Enhanced the framework for the independent validation of models.
- Delivered model inventory design changes to support implementation of MRM framework enhancements, including a focus on recording of model use, which has enabled better oversight and risk management of models.
- Continued focus on improving the completeness and accuracy of model risk data contained within the inventory through enhanced oversight metrics and targeted remediation work.

Governance

Risk governance for model risk is in line with the approach outlined in the Risk management framework section. A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model validation leads. Model risk owners are responsible for model approval and ongoing performance monitoring. Model validation leads, in the second line of defence, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model's tier.

Business and function model management committees are used to govern key model risk matters and escalate to senior management where required.

Risk appetite

Risk appetite for model risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Model risk is measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board level.

Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model.

All models developed for use are assigned a model tier, based on the model's materiality and complexity. Risk based model tiering is used to prioritise risk management activities throughout the model lifecycle, and to identify and classify those models which pose the highest risk to NatWest Group's business activities, safety and/or soundness.

Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or material amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic revalidation is aligned to the tier of the model. The independent validation focuses on a variety of model features, including model inputs, model processing, model outputs, the implementation of the model and the quality of the ongoing performance monitoring. Independent validation also focuses on the quality and accuracy of the development documentation and the model's compliance with regulation.

The model materiality combined with the validation rating provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group.

Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose.

This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses.

Mitigation

By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels.

Reputational risk

Definition

Reputational risk is the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk

The three primary drivers of reputational risk are: failure in internal risk management systems, processes or culture; NatWest Group's actions materially conflicting with stakeholder expectations; and contagion (when NatWest Group's reputation is damaged by failures in key sectors including NatWest Group's supply chain or other partnerships).

Key developments in 2025

- Enhancements were made to expand the requirements of the reputational risk policy to suppliers and third parties.
- The environmental, social and ethical (ESE)[1] animal welfare, mining and metals and forestry, fisheries and agribusiness risk acceptance criteria were reviewed and updated in line with strategic objectives.

Governance

Risk governance for reputational risk is in line with the approach outlined in the Risk management framework section.

A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk registers are used to manage reputational risks identified within relevant business areas. These are reported to the relevant business executive risk committee.

Material reputational risks to NatWest Group are escalated via the NatWest Group reputational risk register which is reported at every meeting of the Group Reputational Risk Committee. The Group Reputational Risk Committee also opines on matters that represent material reputational risks. The Executive and Board Risk Committees oversee the identification and reporting of reputational risk.

Risk appetite

Risk appetite for reputational risk is in line with the approach outlined in the Risk management framework section.

Reputational risk appetite is approved by the Board. NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures.

The risk appetite statements and associated measures for reputational risk are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group's operating environment and public trust is a specific factor in setting reputational risk appetite.

Monitoring and measurement

Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and, where material, to the Group Reputational Risk Committee.

Additional principal risk indicators for material risks being monitored are also reported to the Group Reputational Risk Committee and to the Executive and Board Risk Committees.

Mitigation

Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group's top and emerging risks process (where sufficiently material) as well as through the NatWest Group and business-level reputational risk registers.

(1) From 1 January 2026, the name of the ESE risk framework was updated to the Environmental and Social Risk Framework. This change better reflects the framework's underlying methodology which focuses on a risk-based approach aligned to organisational risk appetite, rather than values-based judgements.


NatWest
Group
11

Gurugram, India

Financial statements

Independent auditors' report to the members of NatWest Group plc

Opinion

In our opinion:

- the financial statements of NatWest Group plc (the 'Parent Company') and its subsidiaries (together, the 'Group') give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2025 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);
- the Parent Company financial statements have been properly prepared in accordance with UK adopted IAS as applied in accordance with section 408 of the Companies Act 2006 and IFRS as issued by the IASB; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of the Group and the Parent Company for the year ended 31 December 2025 which comprise:

Group:

- Consolidated balance sheet as at 31 December 2025;
- Consolidated income statement for the year then ended;
- Consolidated statement of comprehensive income for the year then ended;
- Consolidated statement of changes in equity for the year then ended;
- Consolidated cash flow statement for the year then ended;
- Accounting policies;
- Related Notes 1 to 33 to the financial statements;
- Annual remuneration report identified as 'audited';
- Risk and capital management section identified as 'audited'; and
- The Capital Requirements (Country-by-Country Reporting) Regulations report identified as 'audited'.

Parent Company:

- Balance sheet as at 31 December 2025;
- Statement of changes in equity for the year then ended;
- Cash flow statement for the year then ended; and
- Related Notes 1 to 12 to the financial statements, including critical accounting policy information.

The financial reporting framework that has been applied in their preparation is applicable law and UK adopted IAS, IFRS as issued by the IASB, and as regards to the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent Company and we remain independent of the Group and the Parent Company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Confirming our understanding of the directors' going concern assessment process including the Group's forecasting process;
- Performing a risk assessment to identify factors that could impact the going concern basis of accounting, including both internal (e.g. impact of Group's strategic plans) and external risks (e.g. geopolitical and macroeconomic factors);
- Evaluating the Group's financial forecasts for the going concern period, including the use of EY financial modelling and economic advisory specialists to assess the assumptions used to develop the forecasts;
- Engaging EY prudential regulatory specialists to assess the results of management's stress testing on funding, liquidity, and regulatory capital;
- Understanding and evaluating credit agency ratings; and
- Reading and evaluating the adequacy and conformity with reporting standards of the disclosures made in the financial statements in relation to going concern.

Independent auditors' report to the members of NatWest Group plc continued

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company's ability to continue as a going concern over the twelve months from the date when the financial statements are authorised for issue.

In relation to the Group and Parent Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

Overview of our audit approach

Audit scope	• We performed an audit of the complete financial information of two components and audit procedures on specific balances for a further two components. • We performed central procedures for certain audit areas and balances as outlined in the Tailoring the scope section of our report.	
Key audit matters	• Expected credit loss provisions	(Consistant with prior year)
	• Valuation of financial instruments with higher risk characteristics and fair value adjustments within NatWest Markets Plc (NWM)	(Consistant with prior year)
	• Pension valuation and net pension balance	(Consistant with prior year)
	• IT access management	(Consistant with prior year)
	• Valuation of investments in group undertakings in the Parent Company's accounts	(Consistant with prior year)
Materiality	• Overall Group materiality of £380 million (2024 - £312 million) which represents 5% of the profit before tax of the Group of £7,708 million (2024 -£6,195 million) adjusted for non-recurring items. • Parent Company materiality of £380 million (2024 - £312 million), which is 0.7% (2024 - 0.6%) of equity of the Parent Company.	

An overview of the scope of the Parent Company and Group audits

Tailoring the scope

We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures, with input from our component audit teams, to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures. When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its business environment, the applicable financial framework, the Group's system of internal control at the entity level, the existence of centralised processes, applications and any relevant internal audit results.

The scoping for the current year is as follows:

Component	Scope	Key locations where work was performed
NatWest Holdings Limited ('NWH')	Full	United Kingdom and India
NatWest Markets Plc ('NWM')	Full	United Kingdom, India, Netherlands, United States, Poland and Singapore
The Royal Bank of Scotland International (Holdings) Limited ('RBSI')	Specific	Channel Islands
RBS AA Holdings (UK) Limited ('RBS AA Holdings')	Specific	United Kingdom

Independent auditors' report to the members of NatWest Group plc continued

We determined that centralised audit procedures can be performed across the identified components in the following audit areas:

Key audit area on which procedures were performed centrally	Component subject to central procedures
Financial control and reporting	All components
Modelled expected credit loss provisions	All components excluding RBSI
Pensions	All relevant components (NWH and NWM)
Valuation of investment in subsidiaries	NatWest Group Parent Company
Information technology	All components
Provisions for customer redress, litigation and other regulatory matters	All relevant components (NWH, NWM and RBSI)
Taxation	All components

We identified all four components as individually relevant to the Group due to relevant events and conditions underlying the identified risks of material misstatement of the group financial statements being associated with the reporting components or a pervasive risk of material misstatement of the group financial statements or a significant risk or an area of higher assessed risk of material misstatement of the group financial statements being associated with the components.

For those individually relevant components, we identified the significant accounts where audit work needed to be performed at these components by applying professional judgement, having considered the group significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component's account balance relative to the group significant financial statement account balance.

We then considered whether the remaining group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the group financial statements. We did not identify additional scope required as we assessed the residual risk to not be material.

Having identified the components for which work will be performed, we determined the scope to assign to each component.

Our scoping to address the risk of material misstatement for each key audit matter is included in the Key audit matters section of our report.

The charts below illustrate the coverage obtained from the work performed by our audit teams. We considered total assets, total equity and total income to verify we had appropriate overall coverage.


Total assets
Total equity
Total income
Full scope
Specific scope
15%
85%
100%
12%
84%

(1) Full scope: audit procedures on all significant accounts.
(2) Specific scope: audit procedures on selected accounts.

Independent auditors' report to the members of NatWest Group plc continued

Involvement with component audit teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the Group audit engagement team, or by component audit teams operating under our instruction. All of the direct components of the Group (full or specific scope) were audited by EY global network firms.

The Group audit team continued to follow a programme of oversight that has been designed to ensure that the Senior Statutory Auditor, or another Group audit partner, has ongoing interactions with all in scope component teams and locations, including those outside the United Kingdom. During the current year's audit cycle, visits were undertaken by the Group audit engagement team to India and the Channel Islands. The Group audit team interacted regularly with the component audit teams throughout the course of the audit, which included holding planning meetings, maintaining regular communications on the status of the audits and results of procedures, reviewing key working papers and taking responsibility for the scope and direction of the audit process. Where relevant, the section on key audit matters details the level of involvement we had with component auditors to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

Stakeholders are increasingly interested in how climate change will impact the Group. The Group has determined that credit risk, operational risk, compliance risk, conduct risk and reputational risk as potentially the most impacted by climate risk in the medium and long-term horizons. These are explained in the required Task Force on Climate-related Financial Disclosures in the Strategic report, and in the Climate and nature risk section within the Risk and capital management section. The Group has also explained their climate commitments in the Strategic report. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in Accounting policies how they have reflected the impact of climate change in their financial statements, and the significant judgements and estimates relating to climate change. These disclosures also explain the uncertainty regarding governmental policy response, technology development and customer behaviours.

The Group notes that many of the impacts will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period under the requirements of UK adopted IAS and IFRS as issued by the IASB. The Group has also explained within the Credit risk section within the Risk and capital management section, their approach to quantifying the impact of climate transition policy within macroeconomic variables used in the calculation of expected credit losses.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating the Group's assessment of the impact of climate risk, physical and transition, their climate commitments and the significant judgements and estimates disclosed in Accounting policies, and whether these have been appropriately reflected in the asset values where these are impacted by future cash flows, and in the timing and nature of liabilities recognised, following the requirements of UK adopted IAS and IFRS as issued by the IASB. As part of this evaluation, we performed our own risk assessment, supported by our climate change and economic specialists, to determine the risk of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also evaluated the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work, whilst we have not identified the impact of climate change on the financial statements to be a standalone key audit matter, we have considered the impact within the key audit matter for expected credit loss provisions, Valuation of financial instruments with higher risk characteristics and fair value adjustments within NWM, and valuation of investments in group undertakings in the Parent Company's accounts. Details of our procedures and findings are included in our explanation of key audit matters below.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Independent auditors' report to the members of NatWest Group plc continued

<table>
<tr><th>Risk</th><th>Our response to the risk</th></tr>
<tr><td colspan="2">Expected credit loss (ECL) provisions</td></tr>
<tr><td>At 31 December 2025 the Group reported total gross loans – amortised cost and fair value through other comprehensive income (FVOCI) of £429.9 billion (2024 - £410.2 billion) and £3.6 billion of expected credit losses (ECL) (2024 - £3.4 billion).

Management's judgements and estimates are especially subjective due to significant uncertainty associated with the assumptions used. Aspects with increased complexity and judgements in respect of the timing and measurement of ECL include:

• Economic scenarios – Macroeconomic forecasts, scenarios and weightings adequately consider the volatility in geopolitical and economic environment, and impacts of global and UK policy decisions on wholesale sectors and UK consumers. We considered whether the quantitative approach to probability weightings of scenarios adequately captured the economic outlook.
• Models and model assumptions – Appropriateness of modelling assumptions, model build and methodology, and data used to calculate Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD).
• Post-model adjustments (PMAs) - Completeness and valuation of post-model adjustments which represent approximately 8% of total ECL (2024 - 10%), including adjustments required to address the limitation of models to adequately incorporate affordability, inflation, liquidity challenges from ongoing geopolitical and economic uncertainties.</td><td>Controls testing - We evaluated the design and operating effectiveness of controls over the ECL process, including those over management's judgements and estimates, as well as the associated controls over relevant information technology systems. These controls, among others, included:

• the staging of assets per management's criteria, and their monitoring of stage effectiveness
• model governance including development, monitoring and independent validation
• data accuracy and completeness
• credit monitoring
• multiple economic scenarios
• the governance and management review of post-model adjustments; and
• individual provisions.

Economic scenarios - We involved EY economic specialists to assist us in evaluating the base case and alternative economic scenarios, including evaluating probability weights. We assessed the most significant variables such as GDP, unemployment rate, UK Stock Price Index, House Price Index, comparing the forecasts across all scenarios with multiple benchmarks against the backdrop of persistent inflation, restrictive trade policies, geopolitical events as well as climate risks. With the support of our credit modelling specialists, we evaluated the correlation and translation of the macroeconomic factors, including the impacts of alternative paths or weights to ECL.

Models and model assumptions - We selected a sample of models based on both quantitative and qualitative factors such as portfolio size and risks, model complexities, and external factors. We involved EY modelling specialists to test the assumptions, inputs, methodology and model build through a combination of assessing model design and formulae, alternative modelling techniques, recalculations and independent implementation of new models during the year. We considered the key portfolio movements during the year including growth of the retail unsecured portfolio, both organic and through acquisitions, alongside changes in recovery strategies, to challenge model performance.

To evaluate data quality, we agreed a sample of key data points to source systems, and tested ECL data reconciliations from the calculation engine through to the general ledger and disclosures.</td></tr>
</table>

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Expected credit loss (ECL) provisions continued	
• **Individual provisions** - Measurement of individual provisions including the assessment of multiple scenarios and probability weights, the impact of the current uncertain geopolitical and economic outlook on exit or recovery strategies, collateral valuations, and time to collect and;	**Post-Model Adjustments (PMAs)** – We, along with our modelling and economic specialists, tested the appropriateness, adequacy and completeness of the PMAs held at year end in response to model and data limitations. This included challenging management's identification of high-risk retail customers and commercial sub-sectors that were considered most at risk from the current economic and geopolitical headwinds. This included those that were susceptible to affordability challenges, inflation risks, supply chain and liquidity challenges. We also challenged the continued recognition of PMAs from previous years, by checking the latest default trends in specific cohorts. We assessed PMAs against the risk of double counting of either certain portfolios/customers or identified risks.
• **Staging** – Completeness and accuracy of allocation of assets into stage 1,2 and 3 using criteria in accordance with IFRS 9.	**Individual provisions** - We recalculated and challenged the scenarios, assumptions, and cash flows for a sample of individual provisions including the alternative scenarios and probability weights assigned, involving EY valuation specialists where appropriate. The samples considered higher risk sectors, such as telecommunications, health, power, utilities, oil and gas, retail and leisure. We considered the impact of the current geopolitical and economic outlook and climate change had on collateral valuations and time to collect as well as whether planned exit strategies remained viable. **Staging** - We evaluated the staging criteria used by management by performing independent tests to assess staging effectiveness and stability, as well as recalculating the staging of the complete population of assets. We performed sensitivity analyses of different staging criteria, and collective staging downgrades to industries, geographic regions and high-risk populations that are exposed to recent economic, geopolitical or climate change stresses. On the non-personal portfolio, we recalculated the risk ratings for a sample of performing loans and focused our testing on certain risk characteristics such as loans in management's Problem Debt Management framework, high-risk industries - commercial real estate, telecommunications, private markets, automotive, retail and leisure. **Standback assessment** - We performed an overall assessment of the ECL provision levels by stage to determine if they were reasonable by performing analytical reviews, trend analysis, peer benchmarking and sensitivity analysis, which included assessing the impact of changing selected variables, and their impacts on the ECL coverage levels.

How we scoped our audit to respond to the risk and involvement with component teams

We performed centralised procedures and full scope audit procedures over this risk, which covered 99% of the ECL balance. Specific scope audit procedures pertaining to the RBSI component were undertaken by the component audit team, which covered 1% of the ECL balance. The Group audit team's involvement with the component teams and procedures performed are detailed in the Involvement with component audit teams' section of our report.

Key observations communicated to the Group Audit Committee

We are satisfied that the ECL provisions were reasonable and recognised in accordance with IFRS 9. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion:

- Effectiveness of the overall control environment, including the compensating controls identified by management, where deficiencies were identified.
- Results of our testing of models, model assumptions, the key data elements used for ECL calculation, including the reasonableness of the macroeconomic variables, scenarios and weightings used.
- Accuracy of staging and the reasonableness of management's staging criteria, and our independent sensitivity analysis on the staging criteria to assess appropriateness.
- Reasonableness and adequacy of the post-model adjustments recorded to reflect risk in the portfolios.
- Individually assessed impairments, the overall reasonableness of the provisions, including assumptions applied.

Relevant references in the Annual Report and Accounts

Credit risk section of the Risk and capital management section identified as 'audited'

Accounting policies

Note 14 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

<table>
<tr><th>Risk</th><th>Our response to the risk</th></tr>
<tr><td colspan="2">Valuation of financial instruments with higher risk characteristics and fair value adjustments within NWM</td></tr>
<tr><td>At 31 December 2025 the Group held financial instruments with higher risk characteristics. These included, but are not limited to, reported level 3 financial assets of £1.3 billion (2024 - £1.7 billion) and level 3 financial liabilities of £0.3 billion (2024 - £0.5 billion) whose value is dependent upon unobservable inputs.

The valuation of those financial instruments with higher risk characteristics can include significant judgement as outlined below. The fair value of these instruments can involve complex valuation models and significant fair value adjustments, both of which may be reliant on inputs where there is limited market observability.

Management's estimates which required significant judgement include:

• Complex models - Complex model-dependent valuations of financial instruments, the most significant being interest rate swaps linked to pre-payment behaviour and interest rate options with exotic features.
• Illiquid inputs - Pricing inputs and calibrations for illiquid instruments, including fair value loan exposures for which there is no active market. Additionally derivative instruments whose valuation is dependent on discount rates associated with complex collateral arrangements; and
• Fair value adjustments - the appropriateness of fair value adjustments made to derivative valuations including Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), relating to derivative counterparties whose credit spread may not be observable, and material product and deal specific adjustments on long dated derivative portfolios.</td><td>Controls testing - We evaluated the design and operating effectiveness of controls relating to financial instrument valuation including independent price verification, valuation models governance, collateral management, income statement analysis, and the associated controls over relevant information technology systems. We also observed the Valuation Committees where valuation inputs, assumptions and adjustments were discussed and approved.

We involved our financial instrument valuation and modelling specialists to assist us in performing procedures including the following:

• Complex models - Testing a sample of complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of assumptions and inputs used by the Group.
• Illiquid inputs - Independently re-pricing a sample of financial instruments that had been valued using illiquid pricing inputs, using alternative pricing sources where available, to evaluate management's valuation.
• Fair value adjustments - Comparing fair value adjustment methodologies to current industry standards and assessing the appropriateness and adequacy of the valuation adjustment framework in light of emerging market practice and changes in the risk profile of the underlying portfolio; and revaluing a sample of counterparty level FVA and CVA, comparing funding spreads to third party data, independently challenging illiquid CVA inputs, and testing material product and deal specific adjustments on the long-dated derivatives portfolio.
Throughout our audit procedures we considered the current uncertain geopolitical and economic outlook, including market volatility and the impact of climate change on the valuation of financial instruments. We performed analysis focusing on long-dated illiquid positions to understand if there were indicators that pricing did not appropriately capture climate related risks.

We assessed whether there were any indicators of aggregate bias in financial instrument marking and methodology assumptions.

We performed back-testing analysis of recent trade activity and asset disposals to evaluate the drivers of significant differences between book value and trade value to assess the impact on the fair value of similar instruments within the portfolio. We performed an analysis of significant collateral discrepancies with counterparties to assess the potential impact on the fair value of the underlying (and similar) financial instruments.</td></tr>
</table>

Independent auditors' report to the members of NatWest Group plc continued

Valuation of financial instruments with higher risk characteristics within NWM continued

How we scoped our audit to respond to the risk and involvement with component teams

The component audit team performed full scope audit procedures over this risk at the NWM component, which covered 100% of the risk amount. The Group audit team's involvement with the component teams and procedures performed are detailed in the involvement with component audit teams' section of our report.

Key observations communicated to the Group Audit Committee

We are satisfied that the assumptions used by management to reflect the fair value of financial instruments with higher risk characteristics are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

- Complex model-dependent valuations were appropriate based on the output of our independent revaluations, analysis of trade activity, assessment of the output of the independent price verification process, inspection of collateral disagreements and peer benchmarking.
- The fair value estimates of financial instruments with illiquid inputs appropriately reflected pricing information available at 31 December 2025.
- Valuation adjustments applied to derivative portfolios for credit, funding and other risks were recorded in accordance with the requirements of IFRS considering trade activity for positions with common risk characteristics, analysis of market data and peer benchmarking.
- Where control deficiencies were identified, we tested compensating controls and performed additional substantive procedures, where necessary.

Relevant references in the Annual Report and Accounts

Accounting policies

Note 10 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Pension valuation and net pension balance	
The Group operates several defined benefit schemes which, in aggregate, are significant given the size of gross pension assets and liabilities in the context of the financial statement disclosures. At 31 December 2025, the Group reported a net pension asset from schemes in surplus of £234 million (2024 - £190 million) and a net pension liability from schemes in deficit of £78 million (2024 - £80 million). The fair value of plan assets of £31.8 billion (2024 - £32.8 billion) and present value of defined benefit obligation of £26.6 billion (2024 - £27.3 billion) are sensitive to changes in the key judgements and assumptions, alongside the effects of the uncertain geopolitical and economic outlook, which include: • **Assumptions -** Actuarial assumptions and inputs including discount rate, inflation and longevity to determine the valuation of retirement benefit liabilities; • **Valuations -** Pricing inputs and calibrations for illiquid or complex model-dependent valuations of certain investments held by the schemes; and • **Augmentation cap -** Quantification of trustees' rights to unilaterally augment benefits (Augmentation cap) to determine the recognition of surplus.	**Controls testing** - We evaluated the design and operating effectiveness of controls over the defined benefit obligation process including the setting of actuarial assumptions, the data inputs used in the actuarial calculation and the measurement of the fair value of the schemes' assets. **Assumptions** - We involved our actuarial specialists to evaluate the actuarial assumptions used to calculate the defined benefit obligation by comparing them to ranges independently developed from third party sources and market practice. We assessed the impact on pension liabilities due to changes in financial, demographic and longevity assumptions over the year, and whether these were supported by objective external evidence and rationales, including the effects of the uncertain geopolitical and economic outlook. **Valuations** - We tested the fair value of scheme assets by independently calculating the fair value for a sample of the assets held. Our sample included cash, equity and debt instruments, derivative financial instruments, and illiquid assets. We involved our valuation specialists to assess the appropriateness of management's valuation methodology used in the valuation of the complex, illiquid and buy-in insurance assets including the judgements made in the determining significant assumptions used. We independently re-priced illiquid and complex assets that had been valued using unobservable market inputs, using alternative pricing sources where available, to evaluate management's valuations. **Augmentation cap and equalisation adjustments** - We involved our actuarial specialists to assess the estimation of the Augmentation cap including the inputs used in the calculation. We also assessed the methodology and judgements made in calculating these estimates and the associated accounting treatment in accordance with IAS 19 and IFRIC 14. **Disclosure** - We assessed the adequacy of the disclosures made in the financial statements, including the appropriateness of the assumptions, sensitivities and disclosures over investment strategy and risk management.

How we scoped our audit to respond to the risk and involvement with component teams

All audit work performed to address this risk, was undertaken by the Group audit team.

Key observations communicated to the Group Audit Committee

We are satisfied that the valuation and disclosure of the net pension balance are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

- Our benchmarking of key actuarial assumptions including the discount rate, inflation, longevity and pension payments concluded that assumptions were within a reasonable range.
- No material differences were identified from our testing including our independent valuation testing for a sample of pension assets.
- Management's accounting for the buy-in transactions during the year was appropriate.
- Management's estimate of the impact of the augmentation cap was reasonable and the methodology consistent with IAS 19 and IFRIC 14.

Relevant references in the Annual Report and Accounts

Accounting policies

Note 5 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
IT access management	
The IT environment is complex and pervasive to the operations of the Group due to the large volume of transactions processed in numerous locations daily, with extensive reliance on automated controls. Appropriate IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. This risk is also impacted by the growing dependency on third parties, increasing use of cloud platforms, decommissioning of legacy systems, and migration to new systems. Such controls contribute to mitigating the risk of potential fraud or errors as a result of changes to applications and data. The Group has implemented user access management controls across IT applications, databases and operating systems. We have identified user access-related deficiencies in the past and similar thematic issues have been noted in the current year, and thus the risk of inappropriate access remains.	We evaluated the design and operating effectiveness of IT general controls including access over the applications, operating systems and databases that are relevant to financial reporting. We tested user access by assessing the controls for in-scope applications, in particular testing the addition and periodic recertification of users' access. We continue to focus on key controls enforced by the Group's user access management tools, including ensuring the completeness of user data, automated identification of movers and leavers and the adequacy of the overall control environment in addressing access-related IT risks to financial reporting. There have been no significant changes in the suite of access management controls operated by the Group in the current year. For systems outsourced to third party service providers, we tested IT general controls through evaluating the relevant Service Organisation Controls ("SOC") reports (where available). This included assessing the timing of the reporting, the controls tested by the service auditor and whether they addressed relevant IT risks. We also tested required complementary user entity controls performed by management. Where a SOC report was not available, we identified and reviewed compensating business controls to address risks to financial reporting. Several systems have been migrated to a cloud-hosted infrastructure model, however access management processes and controls remained in-house, and they formed part of our testing. Where in-scope applications underwent transformations or data migrations during the current year, we tested management's controls on the transformations, including inspecting the project plans, the results of testing and the "go-live" approval process. Where control deficiencies were identified, we tested remediation activities performed by management and/or compensating controls in place and assessed the impact, of any residual risk over financial statement reporting. This included aggregation analysis of the deficiencies identified, to consider the pervasiveness of findings identified, and the impact on our overall approach to access management testing. We noted that no further changes to our approach were required.

How we scoped our audit to respond to the risk and involvement with component teams

All audit work performed to address this risk was undertaken by the Group audit team.

Key observations communicated to the Group Audit Committee

- Based on our testing procedures, including validating management's remediation activities, testing of compensating IT controls and substantive procedures, we conclude that the IT control environment, supplemented by relevant business compensating controls, was effective and that the residual financial statement reporting risk was not considered material.
- Improvements have been made to further standardise and strengthen IT access management processes and controls, however privileged access control deficiencies continue to be identified, including instances where the underlying systems are subject to change within the year, including migrations. While privileged access findings led to an increase in the overall number of reported IT control deficiencies requiring remediation by management, compensating controls within either IT or the business were identified for these deficiencies.

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Valuation of investments in group undertakings in the Parent Company's accounts.	
At 31 December 2025 the Parent Company reported investments in group undertakings of £53.0 billion (2024 - £53.4 billion). Management assessed investments in subsidiaries of the Parent Company, as at 31 December 2025, for indicators of impairment or whether impairment charges recognised in prior periods should be reversed in accordance with IAS 36. Where indicators have been identified, management assess any asset impairment based upon value in use. As a result of the assessment management concluded that in the Parent Company's accounts the carrying amount investments in group undertakings is recoverable. These estimates are based on the five-year revenue and cost forecasts and the output of a subsequent value in use computation, within which we identify the following key judgements / estimates: • Profitability estimates; • Macroeconomic assumptions; • Capital forecasts; and • Modelling assumptions and inputs (including discount rate and long-term growth rate).	**Controls testing** - We evaluated the design and operating effectiveness of controls over the key judgemental inputs (macroeconomic assumptions including interest rates, business forecasts and capital). In addition, we have assessed the controls over the methodology, models and methods utilised in the Value in Use (VIU) calculation. **Assumption and model testing:** • Tested the mathematical accuracy of the models and calculations utilised in the VIU computation. • Challenged the reasonableness and achievability of management forecasts from a combination of historical performance, benchmarking with external data and evaluating underlying business strategies. • Evaluated the appropriateness of significant assumptions (macroeconomic, modelling assumptions and inputs) with the input of our specialist teams. • Challenged and evaluated the appropriateness of the Discount Rate applied to individual subsidiary legal entities. • Assessed the sensitivity of the VIU to reasonable variations in significant assumptions, both individually and in aggregate. **Disclosure** - We challenged and verified the adequacy of the information disclosed in the Parent Company's annual accounts in accordance with applicable standards and regulations.
How we scoped our audit to respond to the risk and involvement with component teams	
All audit work performed to address this risk was undertaken by the Group audit team.	
Key observations communicated to the Group Audit Committee	
We are satisfied that the carrying value of investments in group undertakings in the Parent Company's accounts were reasonable and recognised in accordance with IFRS. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion: • Effectiveness of the overall control environment, including management's identification of compensating controls where deficiencies were identified; • Reasonableness of the methodologies, judgements and assumptions used by management to conclude upon the recognition of the related balances; • Management's approach to estimating the recoverable amounts for the subsidiaries of the Group is reasonable.	
Relevant references in the Annual Report and Accounts	
Accounting policies Note 8 to the Parent Company financial statements	

Independent auditors' report to the members of NatWest Group plc continued

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £380 million (2024 - £312 million), which is 5% (2024 - 5%) of the profit before tax of the Group of £7,708 million (2024 - 6,195 million) adjusted for non-recurring items. We believe removing these non-recurring items reflects the most useful measure for users of the financial statements and is consistent with the prior year. The 5% basis used for Group materiality is consistent with the wider industry and is the standard for listed and regulated entities.

We determined materiality for the Parent Company to be £380 million (2024 - £312 million), which is 0.7% (2024 - 0.6%) of equity of the Parent Company. We believe this reflects the most useful measure for users of the financial statements as the Parent Company's primary purpose is to act as a holding company with investments in the Group's subsidiaries, not to generate operating profits and therefore a profit-based measure is not relevant.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2024 - 75%) of our planning materiality, namely £285 million (2024 - £234 million). We have set performance materiality at this percentage based on our experience of misstatements, and consistent effectiveness of the control environment.

Audit work was undertaken at component teams for the purpose of responding to the assessed risks of material misstatement of the group financial statements. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £69 million to £250 million (2024 - £104 million to £208 million).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £19 million (2024 - £16 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the Annual Report and Accounts, including the Strategic report, Financial review, Corporate governance report, Report of the Group Nominations and Governance Committee, Report of the Group Audit Committee, Report of the Group Board Risk Committee, Report of the Group Technology, Innovation and Simplification Committee, Directors' remuneration report, Report of the directors, Risk and capital management, Non-IFRS financial measures, and Additional information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic report and the Report of the directors for the financial year for which the financial statements are prepared is consistent with the financial statements and those reports have been prepared in accordance with applicable legal requirements;

Independent auditors' report to the members of NatWest Group plc continued

- the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 in the Disclosure Rules and Transparency Rules sourcebook made by the Financial Conduct Authority (the FCA Rules), is consistent with the financial statements and has been prepared in accordance with applicable legal requirements; and
- information about the Group's corporate governance statement and practices and about its administrative, management and supervisory bodies and their committees complies with rules 7.2.2, 7.2.3 and 7.2.7 of the FCA Rules.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the:

- Strategic report or the Report of the directors; or
- the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 of the FCA Rules.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the Directors' remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit; or
- a Corporate Governance Statement has not been prepared by the Group.

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group and Company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;
- Directors' explanation as to its assessment of the Company's prospects, the period this assessment covers and why the period is appropriate;
- Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities;
- Directors' statement on fair, balanced and understandable;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and
- The section describing the work of the Group Audit Committee.

Responsibilities of directors

As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Independent auditors' report to the members of NatWest Group plc continued

The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the Company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the regulations, licence conditions and supervisory requirements of the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA); Companies Act 2006; and the Sarbanes Oxley Act (SOX).
- We understood how the Group is complying with those frameworks by making inquiries of management, internal audit and those responsible for legal and compliance matters. We also reviewed correspondence between the Group and banking regulatory bodies in relevant jurisdictions; including the PRA and FCA reviewed minutes of the NatWest Group Board and Risk Committees; and gained an understanding of the Group's governance framework.
- Carried out an assessment of matters reported on the Group's whistleblowing programmes where these related to the financial statements.
- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by considering the controls established to address risks identified to prevent or detect fraud. We also assessed the risks of fraud in our key audit matters. Our procedures over our key audit matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates.
- We designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved inquiries of internal and external legal counsel, executive management, internal audit and reading reports of reviews performed by external legal counsel. We also tested controls and performed procedures to respond to any financial statement impacts of non-compliance with laws and regulations. These procedures were performed by both the Group audit team and component audit teams with oversight from the Group audit team.
- Identified and tested journal entries, including those posted with certain descriptions or unusual characteristics, backdated journals or posted by infrequent and unexpected users.
- The Group operates in the banking industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities, involving specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities . This description forms part of our auditor's report.

Other matters we are required to address

- Following the recommendation from the Group Audit Committee, we were appointed by the Group at its annual general meeting on 4 May 2016 to audit the financial statements of the Group for the year ending 31 December 2016 and subsequent financial periods.
- The period of total uninterrupted engagement including previous renewals and reappointments is 10 years, covering periods from our appointment through 31 December 2025.
- The audit opinion is consistent with the additional report to the Group Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Javier Faiz (Senior statutory auditor)
for and on behalf of Ernst & Young LLP,
Statutory Auditor
London, United Kingdom
12 February 2026

Consolidated income statement

for the year ended 31 December 2025

	Note	2025 £m	2024 £m	2023 £m
Interest receivable		**25,698**	25,187	21,026
Interest payable		**(12,869)**	(13,912)	(9,977)
Net interest income	1	**12,829**	11,275	11,049
Fees and commissions receivable		**3,247**	3,175	2,983
Fees and commissions payable		**(733)**	(708)	(653)
Trading income		**1,112**	825	794
Other operating income		**186**	136	579
Non-interest income	2	**3,812**	3,428	3,703
Total income		**16,641**	14,703	14,752
Staff costs		**(4,174)**	(4,061)	(3,901)
Premises and equipment		**(1,291)**	(1,211)	(1,153)
Other administrative expenses		**(1,643)**	(1,819)	(2,008)
Depreciation and amortisation		**(1,154)**	(1,058)	(934)
Operating expenses	3	**(8,262)**	(8,149)	(7,996)
Profit before impairment losses		**8,379**	6,554	6,756
Impairment losses	14	**(671)**	(359)	(578)
Operating profit before tax		**7,708**	6,195	6,178
Tax charge	7	**(1,874)**	(1,465)	(1,434)
Profit from continuing operations		**5,834**	4,730	4,744
Profit/(loss) from discontinued operations, net of tax		**-**	81	(112)
Profit for the year		**5,834**	4,811	4,632
Attributable to:				
Ordinary shareholders		**5,479**	4,519	4,394
Paid-in equity holders		**352**	283	242
Non-controlling interests		**3**	9	(4)
		5,834	4,811	4,632
Earnings per ordinary share - continuing operations	8	**68.0p**	52.5p	49.2p
Earnings per ordinary share - discontinued operations	8	**-**	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - basic (1)	8	**68.0p**	53.5p	47.9p
Earnings per ordinary share - diluted continuing operations	8	**67.4p**	52.1p	48.9p
Earnings per ordinary share - diluted discontinued operations	8	**-**	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - diluted	8	**67.4p**	53.1p	47.7p

(1) In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

Consolidated statement of comprehensive income

for the year ended 31 December 2025

	2025	2024	2023
	£m	£m	£m
Profit for the year	**5,834**	4,811	4,632
Items that do not qualify for reclassification			
Remeasurement of retirement benefit schemes	**31**	(166)	(280)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	**(17)**	(33)	(39)
FVOCI financial assets	**40**	6	17
Tax	**(16)**	59	79
	38	(134)	(223)
Items that do qualify for reclassification			
FVOCI financial assets	**142**	(25)	49
Cash flow hedges (1)	**968**	622	1,208
Currency translation	**(13)**	5	(619)
Tax	**(297)**	(178)	(361)
	800	424	277
Other comprehensive income after tax	**838**	290	54
Total comprehensive income for the year	**6,672**	5,101	4,686
Attributable to:			
Ordinary shareholders	**6,317**	4,809	4,448
Paid-in equity holders	**352**	283	242
Non-controlling interests	**3**	9	(4)
	6,672	5,101	4,686

(1) Refer to footnotes 4 and 5 of the Consolidated statement of changes in equity.

Consolidated balance sheet

as at 31 December 2025

	Note	2025 £m	2024 £m
Assets			
Cash and balances at central banks	9	85,182	92,994
Trading assets	12	46,537	48,917
Derivatives	13	60,789	78,406
Settlement balances		645	2,085
Loans to banks - amortised cost	9	6,958	6,030
Loans to customers - amortised cost	9	418,881	400,326
Securities subject to repurchase agreements		19,854	13,555
Other financial assets excluding securities subject to repurchase agreements		59,916	49,688
Other financial assets	15	79,770	63,243
Intangible assets	16	7,292	7,588
Other assets	17	8,499	8,396
Total assets		714,553	707,985
Liabilities			
Bank deposits	9	44,092	31,452
Customer deposits	9	442,998	433,490
Settlement balances		942	1,729
Trading liabilities	12	49,022	54,714
Derivatives	13	53,974	72,082
Other financial liabilities	18	67,599	61,087
Subordinated liabilities	19	6,123	6,136
Notes in circulation		3,164	3,316
Other liabilities	20	4,026	4,601
Total liabilities		671,940	668,607
Ordinary shareholders' interests		38,028	34,070
Other owners' interests		4,571	5,280
Owners' equity	21	42,599	39,350
Non-controlling interests		14	28
Total equity		42,613	39,378
Total liabilities and equity		714,553	707,985

The accounts were approved by the Board of directors on 12 February 2026 and signed on its behalf by:

Richard Haythornthwaite
Chair

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Consolidated statement of changes in equity

for the year ended 31 December 2025

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (3) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (4,5) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners				5,831					5,831	3	5,834
Other comprehensive income											
Realised gains on FVOCI equity shares				25	(25)				-		-
Remeasurement of retirement benefit schemes				31					31		31
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(17)					(17)		(17)
Unrealised gains					174				174		174
Amounts recognised in equity						69			69		69
Retranslation of net assets							51		51		51
Losses on hedges of net assets							(92)		(92)		(92)
Reclassification of OCI to Income statement					8	899	28		935		935
Tax				(15)	(41)	(277)	20		(313)		(313)
Total comprehensive income				5,855	116	691	7	-	6,669	3	6,672
Transactions with owners											
Ordinary share dividends paid				(2,018)					(2,018)	(6)	(2,024)
Redemption of paid-in equity		(1,957)		(22)					(1,979)		(1,979)
Paid-in equity dividends paid				(352)					(352)		(352)
Shares repurchased (1)	(112)		112	(579)					(579)		(579)
Paid-in equity issued (2)		1,248							1,248		1,248
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				88					88		88
Shares vested under employee share schemes			151						151		151
Share-based remuneration				31					31		31
At 31 December 2025	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613

For the notes to this table refer to page 296.

Consolidated statement of changes in equity continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (3) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (4,5) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners											
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81
Other comprehensive income											
Realised gains on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised losses					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Reclassification of OCI to Income statement					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income				4,705	(54)	456	(15)	-	5,092	9	5,101
Transactions with owners											
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends paid				(283)					(283)		(283)
Shares repurchased (1,6)	(711)		711	(2,176)					(2,176)		(2,176)
Paid-in equity issued (2)		1,390							1,390		1,390
Employee share schemes				17					17		17
Shares vested under employee share schemes			175						175		175
Share-based remuneration				23					23		23
Own shares acquired			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

For the notes to this table refer to the following page.

Consolidated statement of changes in equity continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (3) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (4,5) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners											
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)		(112)
Other comprehensive income											
Realised gains on FVOCI equity shares				1	(1)				-		-
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised gains					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Reclassification of OCI to Income statement					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income				4,402	53	872	(637)	-	4,690	(4)	4,686
Transactions with owners											
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid-in equity dividends paid				(242)					(242)		(242)
Shares repurchased (1)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employee share schemes			114						114		114
Share-based remuneration				(35)					(35)		(35)
Own shares acquired			(359)						(359)		(359)
Acquisition of subsidiary										32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

(1) As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 105.5 million shares (2024 - 173.3 million, 2023 - 460.3 million, of which 2.3 million were settled in January 2024) of which 1.4 million shares were settled in January 2026. The total consideration for these shares excluding fees was £586.3 million (2024 - £450.9 million, 2023 - £1,151.7 million of which 4.9 million shares were settled in January 2024) of which 9 million was settled in January 2026. The nominal value of the share cancellations was transferred to the capital redemption reserve.

(2) Net of issuance fees of £2.8 million (2024 – £2.4 million), and the associated tax credit of £0.7 million (2024 – £0.7 million).

(3) Other statutory reserves consists of Capital redemption reserve of £3,330 million (2024 - £3,218 million, 2023 - £2,507 million) and Own shares held reserve of £717 million (2024 - £868 million, 2023 - £503 million).

(4) The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and a decrease in swap rates in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.

(5) The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised costs, balances at central banks, bank deposits and customer deposits. Refer to Note 13.

(6) In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty's Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

Consolidated cash flow statement

for the year ended 31 December 2025

	Note	2025 £m	2024 £m	2023 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations		**7,708**	6,195	6,178
Operating profit/(loss) before tax from discontinued operations		**-**	81	(112)
Adjustments for:				
Non-cash and other items	26	**184**	4,365	3,208
Change in operating assets and liabilities	26	**972**	(7,267)	(25,679)
Income taxes paid		**(1,792)**	(1,602)	(1,033)
Net cash flows from operating activities (1,2)		**7,072**	1,772	(17,438)
Cash flows from investing activities				
Sale and maturity of other financial assets		**46,754**	41,618	25,195
Purchase of other financial assets		**(62,033)**	(53,961)	(44,906)
Income received on other financial assets		**2,487**	1,829	1,099
Net movement in business interests and intangible assets	27	**(368)**	(1,919)	4,601
Sale of property, plant and equipment		**60**	198	128
Purchase of property, plant and equipment		**(665)**	(464)	(811)
Net cash flows from investing activities		**(13,765)**	(12,699)	(14,694)
Cash flows from financing activities				
Issue of paid-in equity		**1,248**	1,390	-
Redemption of paid-in equity		**(1,979)**	-	-
Issue of subordinated liabilities		**828**	1,386	611
Redemption of subordinated liabilities		**(1,000)**	(999)	(1,250)
Interest paid on subordinated liabilities		**(267)**	(459)	(439)
Issue of MRELs		**4,864**	5,051	3,973
Maturity and redemption of MRELs		**(3,177)**	(2,854)	(4,236)
Interest paid on MRELs		**(1,035)**	(885)	(844)
Purchase of non-controlling interest		**(21)**	-	-
Shares repurchased		**(579)**	(2,716)	(2,416)
Dividends paid		**(2,376)**	(1,800)	(1,703)
Net cash flows from financing activities		**(3,494)**	(1,886)	(6,304)
Effects of exchange rate changes on cash and cash equivalents		**775**	(1,166)	(1,189)
Net decrease in cash and cash equivalents		**(9,412)**	(13,979)	(39,625)
Cash and cash equivalents at 1 January		**104,845**	118,824	158,449
Cash and cash equivalents at 31 December	29	**95,433**	104,845	118,824

(1) Includes interest received of £25,401 million (2024 - £24,996 million, 2023 - £20,345 million) and interest paid of £13,028 million (2024 - £13,689 million, 2023 - £8,871 million).
(2) The total cash outflow for leases is £94 million (2024 - £95 million; 2023 - £122 million), including payment of principal amount of £77 million (2024 - £79 million, 2023 - £102 million) which are included in the operating activities.

Accounting policies

This section includes the basis of preparation and critical and material accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgement and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new and amendments to existing accounting standards, their effective date, and our assessment of their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include these accounting policies, the accompanying notes to the financial statements on pages 305 to 375 and the audited sections of the Risk and capital management section on pages 178 to 275 which together from an integral part of the primary financial statements.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (see the Report of the directors) and in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and material accounting policies and related judgements are set out below.

The financial statements are presented on an historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS Accounting Standards effective from 1 January 2025 on our financial statements was immaterial.

We have applied the exception from the accounting requirements for deferred taxes in IAS 12 Income taxes in respect of Pillar 2 income taxes issued by the IASB in May 2023. Accordingly, we have not recognised or disclosed information about deferred tax assets and liabilities related to Pillar 2 income taxes.

Our consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when we have the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

A subsidiary is included in the consolidated financial statements at fair value on acquisition from the date it is controlled by us until the date we cease to control it through a sale or a significant change in circumstances.

Changes in our interest in a subsidiary that do not result in us ceasing to control that subsidiary are accounted for as equity transactions.

We apply accounting for associates and joint arrangements to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors and significant exchange of managerial personnel or technology amongst others.

Investments in associates and joint ventures are recorded upon initial recognition at cost and increased or decreased each period by the share of the subsequent levels of profit or loss. Other changes in equity are considered in line with their nature.

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

How Climate risk affects our accounting judgements and estimates

Business planning

Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates.

Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2024, our scenario planning was enhanced by the further integration of NatWest Group's climate transition plan, including the assessment of climate-related risks and opportunities.

In 2025, our scenario planning was enhanced by the further integration of NatWest Group's climate transition plan, including the assessment of climate-related risks and opportunities.

- Our climate transition plan includes an assessment of:
  - Changes in products, services and business operations to support customer transition towards net zero.
  - Financial impacts of supporting customer transition, including investment required. The linkage between our financial plan and our climate transition plan will continue to be developed and refreshed annually as part of the financial planning cycle.
  - The impact of UK Government policies. To estimate the impact of current UK Government policy on our climate transition plan, we developed a progress-adjusted scenario. We use the UK CCC's Seventh Carbon Budget Report's sectoral balanced pathways and apply estimated time delays based on the credibility assessment of policies from the UK CCC's June 2025 Progress Report.

There remains considerable uncertainty in the climate policy environment, shaped by geopolitical developments and wider uncertainty over how the climate will evolve and how and when governments, regulators, businesses, investors and customers will respond.

Accounting policies continued

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgements and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

- The classification of financial instruments linked to climate, or other sustainability indicators. Consideration is given to whether the effect of climate-related terms prevent the instrument cashflows being solely payments of principal and interest.
- The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

Effect of climate change in the estimation of expected credit loss

We are monitoring the effect of the physical and transition consequences of climate change on our experience of loan loss. We use available information regarding the effect of climate transition policy largely driven by carbon prices as an adjustment to macroeconomic factors that are used as inputs to the models that generate PD and LGD outcomes, which are key inputs to the ECL calculation. The determination of whether specific loss drivers and climate events generate specific losses is ongoing and is necessary to determine how sensitive changes in ECL could be to climate inputs.

Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector-specific risks, and whether additional adjustments are required, includes expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

2. Critical accounting policies

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of our financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results. Management's consideration of uncertainty is outlined in the relevant sections, including the ECL estimate in the Risk and capital management section.

Information used for significant estimate

Policy	Judgement	Estimate	Further information
Deferred tax	Determination of whether sufficient sustainable taxable profits will be generated in future years to recover the deferred tax asset.	Our estimates are based on the five-year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 10
Loan impairment provisions	Definition of default against which to apply PD, LGD and EAD models. Selection of multiple economic scenarios. Criteria for a significant increase in credit risk. Identification of risks not captured by the models.	ECL estimates contain a number of measurement uncertainties (such as the weighting of multiple economic scenarios) and disclosures include sensitivities to show the impact on other reasonably possible scenarios.	Note 14

Changes in judgements and assumptions could result in a material adjustment to those estimates in future reporting periods.

Accounting policies continued

2.1. Deferred tax

Deferred tax is the estimated tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and the carrying amount for tax purposes in the future. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable.

Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax asset recoverability is based on the level of supporting eligible and available deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long-term economic growth beyond this period. The five-year forecast takes account of management's current expectations of competitiveness and profitability. The long-term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

2.2. Fair value – financial instruments

We measure financial instruments at fair value when they are classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income and they are recognised in the financial statements at fair value. All derivatives are measured at fair value.

We manage some portfolios of financial assets and financial liabilities based on our net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

2.3. Loan impairment provisions: expected credit losses (ECL)

At each balance sheet date each financial asset or portfolio of financial assets measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment (other than those classified as held for trading) is assessed for impairment. Any change in impairment is reported in the income statement.

Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL is a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL is adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

Judgement is exercised as follows:

- **Non-modelled portfolios** – under IFRS 9, there are bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
- **Multiple economic scenarios (MES)** – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
- **Significant increase in credit risk** – IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where our acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis.

Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, renegotiation, and similar events.

Accounting policies continued

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

- Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
- Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
- Overdrafts and other unsecured loans: write-off occurs within six years;
- Commercial loans: write-offs are determined in the light of individual circumstances; and uncollateralised impaired business loans are generally written off within five years.

3. Material accounting policies

3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for all financial instruments measured at amortised cost; debt instruments measured at fair value through other comprehensive income; and the effective part of any related accounting hedging instruments.

Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value and is reported in income from trading activities or other operating income as relevant. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer.

The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

3.2. Discontinued operations, held for sale and disposal groups

The results of discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss from discontinued operations, net of tax in the income statement. Comparatives are re-presented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. It is measured at the lower of its carrying amount or fair value less cost to sell unless the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not re-presented.

3.3. Staff costs

Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to us.

Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc subject to deferral, clawback and forfeiture criteria. We operate a number of share-based compensation schemes under which we grant awards of NatWest Group plc shares and share options to our employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancellation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These consider the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors such as the dividend yield.

Defined contribution pension scheme

A scheme where we pay fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

Defined benefit pension scheme

A scheme that defines the benefit an employee will receive on retirement and is dependent on one or more factors such as age, salary, and years of service. The net of the recognisable scheme assets and obligations is reported on the balance sheet in other assets or other liabilities. The defined benefit obligation is measured on an actuarial basis.

The charge to the income statement for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on remeasuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to us in the form of refunds from the plan or reduced contributions to it.

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as described above.

We recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any), excluding interest. Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and record the surplus immediately in other comprehensive income.

Accounting policies continued

3.4. Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance acquired or developed by us, and are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time in the income statement.

This is charged to the income statement over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits.

The estimated useful economic lives are:

Computer software 3 to 10 years

Other acquired intangibles 3 to 5 years

Direct costs relating to the development of internal-use computer software are reported on the balance sheet after technical feasibility and economic viability have been established. These direct costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software can operate as intended.

During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed to the income statement as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond three years are also reported on the balance sheet.

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration paid, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary's net assets over the net fair value of the subsidiary's identifiable assets, liabilities, and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill.

3.5. Impairment of non-financial assets

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

At each balance sheet date, we assess whether there is any indication that other intangible assets or property, plant and equipment are impaired. If any such indication exists, we estimate the recoverable amount of the asset and compare it to its balance sheet value to calculate if an impairment loss should be recognised in the income statement. A reversal of an impairment loss on other intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units or groups of cash-generating units expected to benefit from the combination.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been considered in estimating future cash flows.

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management's current expectations of competitiveness and profitability, including near-term effects of climate transition risk. The long-term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

3.6. Foreign currencies

Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences are recognised in the income statement except for differences arising on non-monetary financial assets classified as fair value through other comprehensive income.

Income and expenses of foreign subsidiaries and branches are translated into sterling at average exchange rates unless these do not approximate the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to the income statement on disposal of a foreign operation.

3.7. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement.

Accounting for taxes is judgemental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. We recognise the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgements and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

Accounting policies continued

3.8. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

- **amortised cost** measured at cost using the effective interest rate method, less any impairment allowance;
- **fair value through other comprehensive income (FVOCI)** measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;
- **mandatory fair value through profit or loss (MFVTPL)** measured at fair value and changes in fair value reported in the income statement; or
- **designated at fair value through profit or loss (DFV) (held for trading)** measured at fair value and changes in fair value reported in the income statement.

Classification by business model reflects how we manage our financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager's remuneration and the ability to monitor sales of assets from a portfolio.

When a significant change to our business is communicated to external parties, we reassess our business model for managing those financial assets. We reclassify financial assets if we have a significant change to the business model. A reclassification is applied prospectively from the reclassification date.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and discounts or penalties to interest rates that are part of meeting environmental, social and governance targets as well as other contingent and leverage features, non-recourse arrangements and features that could modify the timing and/or amount of the contractual cash flows that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and for non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

Regular way purchases and sales of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Financial liabilities are classified into one of following measurement categories:

- amortised cost measured at cost using the effective interest rate method;
- held for trading measured at fair value and changes in fair value reported in income statement; or
- designated at fair value through profit or loss; measured at fair value and changes in fair value reported in the income statement except changes in fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

3.9. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, we currently have a legally enforceable right to set off the recognised amounts and we intend either to settle on a net basis or to realise the asset and settle the liability simultaneously. We are party to a number of arrangements, including master netting agreements, that give us the right to offset financial assets and financial liabilities, but where we do not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

3.10. Capital instruments

We classify a financial instrument that we issue as a financial liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from retained earnings. On the cancellation of treasury shares their nominal value is removed from retained earnings and a consequential amount recognised in capital redemption reserve in compliance with the Companies Act 2006. On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

3.11. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value.

We use derivatives as part of our trading activities, to manage our own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in Income from trading activities unless those derivatives are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Accounting policies continued

Hedge accounting

Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement.

The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. When designating a hedging relationship, we consider: the economic relationship between the hedged item (including the risk being hedged) and the hedging instrument; the nature of the risk; the risk management objective and strategy for undertaking the hedge; and the appropriateness of the method that will be used to assess hedge effectiveness.

Designated hedging relationships must be expected to be highly effective both on a prospective and retrospective basis. This is assessed using regression techniques which model the degree of offsetting between the changes in fair value or cash flows attributable to the hedged risk and the changes in fair value of the designated hedging derivatives. Ineffectiveness is measured based on actual levels of offsetting and recognised in the income statement.

We enter into three types of hedge accounting relationships.

Fair value hedge - the gain or loss on the hedging instrument and the hedged item attributable to the hedged risk is recognised in the income statement. Where the hedged item is measured at amortised cost, the balance sheet amount of the hedged item is also adjusted.

Cash flow hedge - the effective portion of the designated hedge relationship is recognised in other comprehensive income and the ineffective portion in the income statement. When the hedged item (forecasted cash flows) results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to the income statement in the same periods in which the hedged forecasted cash flows affect the income statement.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the effective portion of the designated hedge relationship is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be designated as a hedging instrument in a net investment hedge.

Discontinuation of hedge accounting

Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting i.e. the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy; the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked.

For fair value hedging any cumulative adjustment is amortised to the income statement over the life of the hedged item. Where the hedged item is no longer on the balance sheet the adjustment to the hedged item is reported in the income statement. For cash flow hedging the cumulative unrealised gain or loss is reclassified from equity to the income statement when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect the income statement.

Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to the income statement immediately.

For net investment hedging on disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to the income statement.

3.12. Provisions

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation. An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

We recognise any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting our contractual obligations that exceed the expected economic benefits. When we intend to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs.

3.13. Financial guarantee contracts

Under a financial guarantee contract, we, in return for a fee, undertake to meet a customer's obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee not designated as fair value through profit or loss is recognised as a liability; initially at fair value and subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with our ECL accounting policy. Amortisation is calculated to recognise fees receivable in the income statement over the period of the guarantee. A separate asset is recognised in respect of fees receivable for provision of the financial guarantee.

Purchased financial guarantees are considered to be integral, and fully adjust the covered debt instrument expected credit loss provision, only where the guarantee is contemplated at the inception of the debt instrument and is entered into within a reasonable timeframe.

4. Future accounting developments

International Financial Reporting Standards

Effective 1 January 2026

- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 – Issued May 2024)

Effective 1 January 2027

- Presentation and Disclosures in Financial Statements (IFRS 18 – Issued April 2024)
- Subsidiaries without Public Accountability (IFRS 19 – Issued May 2024)

We are assessing the effect of adopting the accounting developments effective from 1 January 2027 on our financial statements and have largely completed a similar assessment for the Amendments to IFRS 9 and IFRS 7 effective from 1 January 2026. We do not expect any to have a material impact on our financial performance or position, although IFRS18 may have an impact on presentation and disclosure.

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest income on financial instruments measured at amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate method, which allocates the interest income or interest expense over the expected life of the asset or liability at the rate that exactly discounts all estimated future cash flows to equal the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Interest income on financial assets is presented in interest receivable, interest expense on financial liabilities is presented in interest payable. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable. Included in interest receivable (Loans to customers - amortised cost) is finance lease income of £588 million (2024 - £549 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information refer to Accounting policy 3.1.

Continuing operations	2025 £m	2024 £m	2023 £m
Balances at central banks and loans to banks - amortised cost	**3,299**	4,047	3,737
Loans to customers - amortised cost	**19,293**	18,295	15,553
Other financial assets	**3,106**	2,845	1,736
Interest receivable	**25,698**	25,187	21,026
Bank deposits	**1,776**	1,534	1,039
Customer deposits	**7,607**	8,332	5,276
Other financial liabilities	**3,103**	3,581	3,198
Subordinated liabilities	**383**	465	464
Interest payable	**12,869**	13,912	9,977
Net interest income	**12,829**	11,275	11,049

Notes to the consolidated financial statements continued

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, trading income, and other operating income.

Net fees and commissions is the difference between fees received from customers for services provided by NatWest Group, such as credit card annual fees, underwriting fees, payment services, brokerage fees, trade finance, investment management fees, trustee and fiduciary services, and fees incurred in the provision of those services, such as credit card interchange fees, customer incentives, loan administration, foreign currency transaction charges, and brokerage fees.

Trading income is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as: share of profit or loss of associates; operating lease income; the profit or loss on the sale of a subsidiary or property, plant and equipment; profit or loss on own debt; and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information refer to Accounting policies 3.1, 3.6, 3.8 and 3.11.

Continuing operations	2025 £m	2024 £m	2023 £m
Net fees and commissions (1)	**2,514**	2,467	2,330
Trading income			
Foreign exchange	**452**	310	270
Interest rate (2)	**590**	687	595
Credit	**68**	(163)	(72)
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	**1**	(9)	(2)
Equities, commodities and other	**1**	-	3
	1,112	825	794
Other operating income			
Rental income on operating lease assets and investment property	**219**	233	234
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	**(132)**	(137)	(150)
Changes in fair value of other financial assets at FVTPL (4)	**41**	75	50
Hedge ineffectiveness	**(16)**	2	52
Profit/(loss) on disposal of amortised cost assets and liabilities	**9**	5	(5)
Loss on disposal of fair value through other comprehensive income assets	**(8)**	(19)	(43)
Profit/(loss) on sale of property, plant and equipment	**7**	31	(21)
Loss on disposal of subsidiaries and associates	**(43)**	-	(2)
Share of profits/(losses) of associated entities	**68**	19	(9)
Foreign exchange recycling (losses)/gains	**(28)**	(76)	484
Other income (5)	**69**	3	(11)
	186	136	579
	3,812	3,428	3,703

(1) Refer to Note 4 for further analysis.
(2) Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3) Includes related derivatives.
(4) Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5) Includes dividend income £60 million (2024 - £9 million; 2023 - £7 million).

Notes to the consolidated financial statements continued

3 Operating expenses

Operating expenses are expenses NatWest Group incurs in the running of its business such as all staff costs (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs that arise from the occupation of premises and the use of equipment, depreciation and amortisation and other administrative expenses.

For accounting policy information refer to Accounting policies 3.3, 3.4 and 3.5.

Continuing operations	2025 £m	2024 £m	2023 £m
Salaries	**2,456**	2,477	2,483
Bonus awards (1)	**479**	411	353
Temporary and contract costs	**162**	162	199
Social security costs	**418**	371	352
Pension costs	**338**	311	313
- defined benefit schemes (Note 5)	**93**	86	122
- defined contribution schemes	**245**	225	191
Other	**321**	329	201
Staff costs	**4,174**	4,061	3,901
Premises and equipment	**1,291**	1,211	1,153
Bank levy	**123**	142	109
Depreciation and amortisation (2)	**1,154**	1,058	934
Other administrative expenses (3)	**1,520**	1,677	1,899
Administrative expenses	**4,088**	4,088	4,095
	8,262	8,149	7,996

(1) Includes current year charge for amounts deferred from prior years. Refer to reconciliation of bonus awards to income statement charge on page 309.
(2) Includes depreciation of right of use assets of £92 million (2024 - £103 million; 2023 - £104 million).
(3) Includes litigation and conduct costs, net of amounts recovered. Refer to Note 20 for further details.

The average number of persons employed during the year, excluding temporary staff and rounded to the nearest hundred, was 59,300 (2024 – 60,700; 2023 – 61,500). The average number of temporary employees during the year, rounded to the nearest hundred, was 1,300 (2024 – 1,400; 2023 – 2,100).

The number of persons employed at 31 December 2025, excluding temporary staff and rounded to the nearest hundred, by reportable segment, was as follows:

Continuing operations	2025	2024	2023
Retail Banking	**12,200**	13,000	14,300
Private Banking & Wealth Management	**2,100**	2,200	2,400
Commercial & Institutional	**12,300**	12,700	12,400
Central items & other	**32,400**	31,800	32,500
Total	**59,000**	59,700	61,600
UK	**39,000**	40,100	41,500
India	**18,800**	17,600	16,900
Poland (1)	**100**	800	1,500
USA	**300**	300	300
Republic of Ireland	**-**	100	400
Rest of the World	**800**	800	1,000
Total	**59,000**	59,700	61,600

(1) Reflecting closure of operations in Poland.

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2026 to 2030
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2026 to 2031
Long-term incentives (2)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vesting assessment and underpins	2026 to 2032
Sharing in Success (3)	All	Awards of ordinary shares and conditional shares	Future continuing employment and achievement of pre-defined measures.	2026

(1) All awards are subject to the discretion of Remuneration Committee.
(2) Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. Existing Long-term incentives vest over 3 to 7 years.
(3) In 2025 12.5 million shares at total value of £60.5 million were granted and vested under Sharing in Success.

Sharesave

	2025		2024		2023	
	Average exercise price £	**Shares under option (million)**	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	**1.93**	**101**	1.59	114	1.63	99
Granted	**4.67**	**18**	2.94	24	1.42	43
Exercised	**1.82**	**(20)**	1.52	(32)	1.44	(23)
Cancelled	**1.99**	**(3)**	1.60	(5)	1.72	(5)
At 31 December	**2.45**	**96**	1.93	101	1.59	114

The fair value of Sharesave options granted in 2025 was determined using a pricing model that included: expected volatility of share price determined at the grant date based on historical share price volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted and the prevailing market price as defined on page 155 are used. The fair value of the award is recognised as services are provided by employees over the vesting period.

Options are exercisable within six months of vesting; 5.1 million options were exercisable at 31 December 2025 (2024 – 8.9 million; 2023 – 19.0 million). The weighted average share price at the date of exercise of options was £6.39 (2024 - £4.03; 2023 - £2.20). At 31 December 2025, exercise prices ranged from £1.42 to £4.67 (2024 - £1.42 to £2.94; 2023 - £1.12 to £1.89) and the remaining average contractual life was 2.11 years (2024 – 2.35 years; 2023 – 2.25 years). The fair value of options granted in 2025 was £29.8 million (2024 - £28.3 million; 2023 - £27.3 million).

Deferred performance awards

	2025		2024		2023	
	Value at grant £m	**Shares awarded (million)**	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	**66**	**30**	76	35	93	46
Granted	**60**	**14**	50	23	52	20
Forfeited	**(4)**	**(1)**	(3)	(1)	(2)	(1)
Vested	**(52)**	**(18)**	(57)	(27)	(67)	(30)
At 31 December	**70**	**25**	66	30	76	35

The awards granted in 2025 vest in equal tranches on the anniversary of the award, predominantly over three years.

Long-term incentives

	2025		2024		2023	
	Value at grant £m	**Shares awarded (million)**	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	**40**	**19**	49	23	49	23
Granted	**18**	**4**	9	5	11	5
Vested/exercised	**(13)**	**(5)**	(11)	(5)	(10)	(4)
Lapsed	**(4)**	**(1)**	(7)	(4)	(1)	(1)
At 31 December	**41**	**17**	40	19	49	23

The market value of awards vested/exercised in 2025 was £34.4 million (2024 - £19.3 million; 2023 - £9.5 million).

Notes to the consolidated financial statements continued

3 Operating expenses continued

Bonus awards

	2025 £m	2024 £m	Change %
Deferred cash awards (1)	**438**	387	13%
Deferred share awards	**58**	61	(5%)
Total bonus awards (2)	**496**	448	11%
Bonus awards as a % of operating profit before tax and bonus awards	**6%**	7%	
Proportion of bonus awards that are deferred			
- deferred cash awards	**88%**	86%	
- deferred share awards	**12%**	14%	

Reconciliation of bonus awards to income statement charge

	2025 £m	2024 £m	2023 £m
Bonus awarded	**496**	448	356
Less: deferral of charge for amounts awarded for current year	**(155)**	(144)	(114)
Income statement charge for amounts awarded in current year	**341**	304	242
Add: current year charge for amounts deferred from prior years	**144**	109	115
Less: forfeiture of amounts deferred from prior years	**(6)**	(2)	(4)
Income statement charge for amounts deferred from prior years	**138**	107	111
Income statement charge for bonus awards (2)	**479**	411	353

(1) Includes March cash awards which are limited to £2,000 for all employees and are paid in the March following the balance sheet date.
(2) Excludes other performance-related compensation.

Year in which income statement charge is expected to be taken for deferred bonus awards

	Actual			Expected	
	2023 £m	2024 £m	2025 £m	2026 £m	2027 and beyond £m
Bonus awards deferred from 2023 and earlier	115	109	**22**	7	3
Bonus awards deferred from 2024	-	-	**122**	10	7
Less: forfeiture of amounts deferred from prior years	(4)	(2)	**(6)**	-	-
Bonus awards deferred for 2025	-	-	**-**	137	18
	111	107	**138**	154	28

Notes to the consolidated financial statements continued

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8 Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK.

Private Banking & Wealth Management serves UK-connected high net worth individuals and their business interests.

Commercial & Institutional consists of customer businesses reported under Business Banking, Commercial Mid-market and Corporate & Institutions, supporting our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage NatWest Group capital resources and NatWest Group-wide regulatory projects and provide services to the reportable segments. Central items & other includes businesses and amounts not directly related to any of the other reportable segments.

Allocation of central balance sheet items

NatWest Group allocates all central costs relating to central functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers.

2025	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Net interest income	**6,064**	**757**	**6,149**	**(141)**	**12,829**
Net fees and commissions	**429**	**340**	**1,729**	**16**	**2,514**
Other non-interest income	**2**	**34**	**931**	**331**	**1,298**
Total income	**6,495**	**1,131**	**8,809**	**206**	**16,641**
Depreciation and amortisation	**(1)**	**(1)**	**(164)**	**(988)**	**(1,154)**
Other operating expenses	**(2,936)**	**(726)**	**(4,356)**	**910**	**(7,108)**
Impairment (losses)/releases	**(437)**	**(10)**	**(225)**	**1**	**(671)**
Operating profit	**3,121**	**394**	**4,064**	**129**	**7,708**
2024					
Continuing operations					
Net interest income	5,233	645	5,339	58	11,275
Net fees and commissions	408	290	1,765	4	2,467
Other non-interest income	9	34	853	65	961
Total income	5,650	969	7,957	127	14,703
Depreciation and amortisation	(1)	(1)	(154)	(902)	(1,058)
Other operating expenses	(2,936)	(715)	(4,120)	680	(7,091)
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
2023					
Continuing operations					
Net interest income	5,496	710	5,044	(201)	11,049
Net fees and commissions	427	249	1,654	-	2,330
Other non-interest income	8	31	723	611	1,373
Total income	5,931	990	7,421	410	14,752
Depreciation and amortisation	(1)	(1)	(154)	(778)	(934)
Other operating expenses	(2,827)	(684)	(3,937)	386	(7,062)
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Total revenue (1)

	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
2025					
Continuing operations					
External	**10,146**	**1,262**	**13,414**	**5,421**	**30,243**
Inter-segmental (2)	**5**	**1,525**	**(1,505)**	**(25)**	**-**
Total	**10,151**	**2,787**	**11,909**	**5,396**	**30,243**
2024					
Continuing operations					
External	9,041	1,250	14,194	4,838	29,323
Inter-segmental (2)	11	1,538	(1,769)	220	-
Total	9,052	2,788	12,425	5,058	29,323
2023					
Continuing operations					
External	7,366	1,157	12,519	4,340	25,382
Inter-segmental (2)	5	1,000	(1,602)	597	-
Total	7,371	2,157	10,917	4,937	25,382

Total income

	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
2025					
Continuing operations					
External	**6,559**	**208**	**8,324**	**1,550**	**16,641**
Inter-segmental (2)	**(64)**	**923**	**485**	**(1,344)**	**-**
Total	**6,495**	**1,131**	**8,809**	**206**	**16,641**
2024					
Continuing operations					
External	4,743	26	8,250	1,684	14,703
Inter-segmental (2)	907	943	(293)	(1,557)	-
Total	5,650	969	7,957	127	14,703
2023					
Continuing operations					
External	4,170	327	7,730	2,525	14,752
Inter-segmental (2)	1,761	663	(309)	(2,115)	-
Total	5,931	990	7,421	410	14,752

For the notes to this table refer to page 313.

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Analysis of net fees and commissions

2025	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	**350**	**38**	**731**	**-**	**1,119**
- Credit and debit card fees	**424**	**30**	**268**	**-**	**722**
- Lending and financing	**16**	**9**	**744**	**-**	**769**
- Brokerage	**34**	**10**	**49**	**-**	**93**
- Investment management, trustee and fiduciary services	**3**	**265**	**53**	**21**	**342**
- Underwriting fees	**-**	**-**	**161**	**-**	**161**
- Other	**5**	**8**	**41**	**(13)**	**41**
Total	**832**	**360**	**2,047**	**8**	**3,247**
Fees and commissions payable	**(403)**	**(20)**	**(318)**	**8**	**(733)**
Net fees and commissions	**429**	**340**	**1,729**	**16**	**2,514**

2024	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	322	37	700	-	1,059
- Credit and debit card fees	402	13	261	5	681
- Lending and financing	18	5	771	-	794
- Brokerage	34	9	46	-	89
- Investment management, trustee and fiduciary services	2	235	48	19	304
- Underwriting fees	-	-	155	-	155
- Other	7	11	95	(20)	93
Total	785	310	2,076	4	3,175
Fees and commissions payable	(377)	(20)	(311)	-	(708)
Net fees and commissions	408	290	1,765	4	2,467

2023	Retail Banking £m	Private Banking & Wealth Management £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	324	32	671	3	1,030
- Credit and debit card fees	400	13	260	3	676
- Lending and financing	14	5	709	1	729
- Brokerage	35	6	42	-	83
- Investment management, trustee and fiduciary services	2	209	45	10	266
- Underwriting fees	-	-	123	-	123
- Other	4	5	73	(6)	76
Total	779	270	1,923	11	2,983
Fees and commissions payable	(352)	(21)	(269)	(11)	(653)
Net fees and commissions	427	249	1,654	-	2,330

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	2025		2024		2023	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	240,259	206,398	232,835	198,795	228,684	191,936
Private Banking & Wealth Management	30,457	42,895	28,593	42,603	26,894	37,806
Commercial & Institutional	391,869	354,499	398,750	367,342	384,958	359,766
Central items & other	51,968	68,148	47,807	59,867	52,137	65,977
Total	714,553	671,940	707,985	668,607	692,673	655,485

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2025 was £5,520 million (2024 - £5,675 million) comprising: Retail Banking £2,607 million (2024 - £2,607 million); Private Banking & Wealth Management £9 million (2024 - £9 million); Commercial & Institutional £2,904 million (2024 - £2,904 million) and Central items & other - nil (2024 – £155 million). Refer to Note 16 for more details.

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2025	£m	£m	£m	£m	£m
Continuing operations					
Total revenue (1)	28,745	294	1,103	101	30,243
Interest receivable	25,021	23	636	18	25,698
Interest payable	(12,496)	(48)	(318)	(7)	(12,869)
Net fees and commissions	2,103	142	216	53	2,514
Trading income	902	136	44	30	1,112
Other operating income	26	(7)	167	-	186
Total income (3)	15,556	246	745	94	16,641
Operating profit before tax	7,109	99	369	131	7,708
Total assets	638,475	22,924	52,402	752	714,553
Total liabilities	616,010	21,413	34,202	315	671,940
Contingent liabilities and commitments (4)	139,306	-	7,817	-	147,123

	UK	USA	Europe	RoW	Total
2024	£m	£m	£m	£m	£m
Continuing operations					
Total revenue (1)	28,067	297	857	102	29,323
Interest receivable	24,276	32	859	20	25,187
Interest payable	(13,328)	(63)	(516)	(5)	(13,912)
Net fees and commissions	2,096	108	207	56	2,467
Trading income	648	135	18	24	825
Other operating income	403	(4)	(264)	1	136
Total income (3)	14,095	208	304	96	14,703
Operating profit/(loss) before tax	6,146	75	(151)	125	6,195
Total assets	627,519	25,793	53,392	1,281	707,985
Total liabilities	608,708	23,495	35,602	802	668,607
Contingent liabilities and commitments (4)	132,035	-	7,925	1	139,961

	UK	USA	Europe	RoW	Total
2023	£m	£m	£m	£m	£m
Continuing operations					
Total revenue (1)	24,096	167	1,016	103	25,382
Interest receivable	20,192	39	774	21	21,026
Interest payable	(9,500)	(1)	(472)	(4)	(9,977)
Net fees and commissions	2,052	49	172	57	2,330
Trading income	704	66	1	23	794
Other operating income	556	(10)	30	3	579
Total income (3)	14,004	143	505	100	14,752
Operating profit/(loss) before tax	6,196	45	(149)	86	6,178
Total assets	610,831	23,725	56,001	2,116	692,673
Total liabilities	594,250	22,106	37,506	1,623	655,485
Contingent liabilities and commitments (4)	124,298	-	7,561	21	131,880

(1) Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(2) Revenue and income arising from transactions between the group's segments are reported as inter-segment and include net inter-segment funding income/(expense).
(3) Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(4) Refer to Note 25 Memorandum items – Contingent liabilities and commitments.

Notes to the consolidated financial statements continued

5 Pensions

NatWest Group operates two types of pension scheme: defined contribution and defined benefit. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement. There is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees' pensionable salaries and service.

NatWest Group's balance sheet includes any defined benefit pension scheme surplus or deficit as a retirement benefit asset or liability reported in other assets and other liabilities. The surplus or deficit is the difference between the liabilities to be paid from the defined benefit scheme and the assets held by the scheme to meet these liabilities. The liabilities are calculated by external actuaries using a number of financial and demographic assumptions.

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus in excess of the present value of any economic benefits that can be obtained from that surplus, the application of accounting standards means we do not recognise that surplus on the balance sheet.

For accounting policy information refer to Accounting policy 3.3.

Defined contribution schemes

NatWest Group sponsors several defined contribution schemes in different territories, which new employees are entitled to join. NatWest Group pays specific contributions into individual investment funds on employees' behalf. Once those contributions are paid, there is no further liability on the NatWest Group balance sheet relating to the defined contribution schemes.

Defined benefit schemes

NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the Main section) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme's assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members.

These have been closed to new entrants since 2006, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual pensionable salary inflation, while they remain employed by NatWest Group.

The Main section corporate trustee is NatWest Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section.

The Board of the Trustee includes member trustee directors selected from eligible active staff, deferred and pensioner members who apply and trustee directors appointed by NatWest Group.

Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to NatWest Group's other defined benefit pension schemes.

Investment strategy

The assets of the Main section represent 90% of all plan assets at 31 December 2025 (2024 - 90%) and are invested as shown below.

Within the non-insured portfolio the Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section's interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

The Main and AA sections now include buy-in insurance policies, following transactions over 2023-2025. Each insurance transaction saw a premium paid to an insurer in exchange for a buy-in insurance contract. The contracts provide a stream of cashflows to the Trustee replicating payments due to members, thereby passing material demographic and market risk to the insurer.

At 31 December 2025, the Main section included buy-in insurance contracts covering around 44% of the liabilities, while around 99% of AA section liabilities were insured.

The premium for each transaction was determined by the insurer using its pricing basis. Under IAS 19, the value placed on this asset mirrors the valuation of the defined benefit obligations covered, incorporating an assessment of credit risk. Since the insurer's pricing basis is more conservative than the best-estimate valuation under IAS 19, an asset loss arises at outset. However, the asset loss is offset by a corresponding movement in the asset ceiling adjustment, meaning the net balance sheet and OCI impacts are neutral. Once the contract has been established, the value of the buy-in insurance contracts will move in line with movements in the defined benefit obligations covered, protecting the scheme against demographic and market risk.

Notes to the consolidated financial statements continued

5 Pensions continued

Major classes of plan assets as a percentage of total plan assets of the Main section

	2025			2024		
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	-	6.1	6.1	0.1	6.6	6.7
Index-linked bonds	16.8	-	16.8	23.6	-	23.6
Government bonds	8.6	-	8.6	9.9	-	9.9
Corporate and other bonds	12.4	3.0	15.4	14.4	4.1	18.5
Real estate	-	2.7	2.7	-	2.4	2.4
Derivatives	-	(0.2)	(0.2)	-	0.1	0.1
Buy-in insurance contracts	-	35.9	35.9	-	27.0	27.0
Cash and other assets	-	14.7	14.7	-	11.8	11.8
	37.8	62.2	100.0	48.0	52.0	100.0

The Main section's holdings of derivative instruments are summarised in the table below:

	2025			2024		
		Fair value			Fair value	
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	8	33	88	24	1,548	812
Interest rate swaps	30	363	390	57	3,096	3,763
Currency forwards	10	76	38	8	60	130
Equity and bond call options	-	-	-	-	-	-
Equity and bond put options	-	-	-	-	-	-
Other	1	-	3	1	22	4

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2025, the gross notional value of the swaps was £39 billion (2024 - £81 billion) and had a net negative fair value of £85 million (2024 - £73 million net positive) against which the scheme had posted 43% collateral.

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

Notes to the consolidated financial statements continued

5 Pensions continued

Changes in value of net pension assets/(liability)

	Main section				All schemes			
	Fair value of plan assets £m	Present value of defined benefit obligation (1) £m	Asset ceiling/ minimum funding £m	Net pension assets/ liability £m	Fair value of plan assets £m	Present value of defined benefit obligation (1) £m	Asset ceiling/ minimum funding £m	Net pension assets (2) £m
At 1 January 2024	33,638	(26,534)	(7,104)	-	37,111	(29,592)	(7,417)	102
Currency translation and other adjustments	-	-	-	-	(5)	9	(4)	-
Income statement - operating expenses	1,589	(1,319)	(341)	(71)	1,737	(1,468)	(355)	(86)
Other comprehensive income	(4,612)	2,118	2,360	(134)	(4,860)	2,278	2,416	(166)
Contributions by employer	205	-	-	205	250	-	-	250
Contributions by plan participants and other scheme members	7	(7)	-	-	11	(11)	-	-
Assets/liabilities extinguished upon settlement	-	-	-	-	(42)	42	-	-
Benefits paid	(1,281)	1,281	-	-	(1,445)	1,455	-	10
At 1 January 2025	**29,546**	**(24,461)**	**(5,085)**	**-**	**32,757**	**(27,287)**	**(5,360)**	**110**
Currency translation and other adjustments	**-**	**-**	**-**	**-**	**34**	**(11)**	**(12)**	**11**
Income statement - operating expenses								
Net interest expense	**1,606**	**(1,323)**	**(282)**	**1**	**1,755**	**(1,453)**	**(294)**	**8**
Current service cost	**-**	**(59)**	**-**	**(59)**	**-**	**(85)**	**-**	**(85)**
Past service cost	**-**	**(1)**	**-**	**(1)**	**-**	**(14)**	**-**	**(14)**
Loss on curtailments and settlements	**-**	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
	1,606	**(1,383)**	**(282)**	**(59)**	**1,755**	**(1,554)**	**(294)**	**(93)**
Other comprehensive income								
Return on plan assets excluding recognised interest income (3)	**(1,107)**	**-**	**-**	**(1,107)**	**(1,305)**	**-**	**-**	**(1,305)**
Experience gains and losses	**-**	**(165)**	**-**	**(165)**	**-**	**(176)**	**-**	**(176)**
Effect of changes in actuarial financial assumptions	**-**	**823**	**-**	**823**	**-**	**1,001**	**-**	**1,001**
Effect of changes in actuarial demographic assumptions	**-**	**(108)**	**-**	**(108)**	**-**	**(91)**	**-**	**(91)**
Asset ceiling adjustments (3)	**-**	**-**	**565**	**565**	**-**	**-**	**602**	**602**
	(1,107)	**550**	**565**	**8**	**(1,305)**	**734**	**602**	**31**
Contributions by employer (4)	**51**	**-**	**-**	**51**	**93**	**-**	**-**	**93**
Contributions by plan participants and other scheme members	**7**	**(7)**	**-**	**-**	**10**	**(10)**	**-**	**-**
Assets/liabilities extinguished upon settlement	**-**	**-**	**-**	**-**	**(55)**	**55**	**-**	**-**
Benefits paid	**(1,292)**	**1,292**	**-**	**-**	**(1,444)**	**1,448**	**-**	**4**
At 31 December 2025	**28,811**	**(24,009)**	**(4,802)**	**-**	**31,845**	**(26,625)**	**(5,064)**	**156**

(1) Defined benefit obligations are subject to annual valuation by independent actuaries.
(2) NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees have rights over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.
(3) Buy-in transactions have had an, offsetting impact on the 'Return on plan assets excluding recognised interest income' and "Asset ceiling adjustments" line items recognised in OCI.
(4) NatWest Group expects to make contributions to the Main section of £40 million in 2026.

Notes to the consolidated financial statements continued

5 Pensions continued

Amounts recognised on the balance sheet

	All schemes	
	2025	2024
	£m	£m
Fund asset at fair value	**31,845**	32,757
Present value of fund liabilities	**(26,625)**	(27,287)
Funded status	**5,220**	5,470
Assets ceiling/minimum funding	**(5,064)**	(5,360)
	156	110

Net pension asset/(liability) comprises

	2025	2024
	£m	£m
Net assets of schemes in surplus (Note 17)	**234**	190
Net liabilities of schemes in deficit (Note 20)	**(78)**	(80)
	156	110

Funding and contributions by NatWest Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and to determine future contribution requirements. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor's covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where NatWest Group sponsors defined benefit pension schemes.

A full triennial funding valuation of the Main section, effective 31 December 2023, was completed during financial year 2024.

This triennial funding valuation determined the funding level to be 115%, pension liabilities to be £29 billion and the surplus to be £4 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 21.2% of salary before contributions from those members. Given the strong funding level, it was agreed that future service contributions would cease from 1 January 2025. The sponsor continues to meet administrative expenses.

The key assumptions used to determine the uninsured funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.1/29.1 years for male/female pensioners who were age 60 and 28.5/30.6 years from age 60 for males/females who were age 40 at the valuation date.

Accounting Assumptions

Placing a value on NatWest Group's defined benefit pension schemes' liabilities requires NatWest Group's management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions (1)	
	2025	2024
	%	%
Discount rate	**5.7**	5.6
Inflation assumption (RPI)	**2.9**	3.2
Rate of increase in salaries	**1.8**	1.8
Rate of increase in deferred pensions	**2.9**	3.4
Rate of increase in pensions in payment	**2.4**	2.6
Lump sum conversion rate at retirement	**18.0**	18.0
Longevity at age 60:	years	years
Current pensioners		
Males	**26.9**	26.5
Females	**28.6**	28.5
Future pensioners, currently aged 40		
Males	**27.9**	27.5
Females	**29.9**	29.7

(1) The above financial assumptions are long-term assumptions set with reference to the period over which the obligations are expected to be settled.

Notes to the consolidated financial statements continued

5 Pensions continued

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of high quality sterling corporate bonds.

Significant judgement is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The weighted average duration of the Main section's defined benefit obligation at 31 December 2025 is 13 years (2024 – 13 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2023.


2000
1800
1600
1400
1200
1000
800
600
400
200
0
Expected Cashflows (£m)
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
2062
2064
2066
2068
2070
2072
2074
2076
2078
2080
2082
2084
2086
2088
2090
2092
2094
2096
2098
Year
Pensioner
Non pensioner

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the funded status of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

2025 (1)	(Decrease)/ increase in value of assets £m	(Decrease)/ increase in value of liabilities £m	Increase in net pension (obligations)/assets £m
0.5% increase in interest rates/discount rate	**(1,434)**	**(1,425)**	**(9)**
0.25% increase in inflation	**585**	**525**	**60**
0.5% increase in credit spreads	**(10)**	**(1,425)**	**1,415**
Longevity increase of one year	**308**	**773**	**(465)**
0.25% additional rate of increase in pensions in payment	**264**	**613**	**(349)**
Increase in equity values of 10% (2)	**180**	**na**	**180**
2024			
0.5% increase in interest rates/discount rate	(1,554)	(1,529)	(25)
0.25% increase in inflation	648	571	77
0.5% increase in credit spreads	(4)	(1,529)	1,525
Longevity increase of one year	295	832	(537)
0.25% additional rate of increase in pensions in payment	205	605	(400)
Increase in equity values of 10% (2)	199	na	199

na = not applicable

(1) The asset sensitivities shown for 2025 are derived using benchmark information, so will be more approximate than those shown for 2024.
(2) Includes both quoted and private equity.

The table below shows the combined change in defined benefit obligation from larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies				
		- 2 years	- 1 year	No change	+ 1 year	+ 2 years
2025		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	**(2.9)**	**(2.2)**	**(1.4)**	**(0.7)**	**-**
	No change	**(1.6)**	**(0.8)**	**-**	**0.8**	**1.5**
	-50 bps	**(0.1)**	**0.7**	**1.6**	**2.4**	**3.2**
2024						
Change in credit spreads	+50 bps	(3.1)	(2.3)	(1.5)	(0.7)	-
	No change	(1.7)	(0.9)	-	0.8	1.7
	-50 bps	(0.2)	0.7	1.7	2.5	3.4

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

Membership category	2025 %	2024 %
Active members	**4.5**	6.9
Deferred members	**34.5**	40.7
Pensioners and dependants	**61.0**	52.4
	100.0	100.0

Notes to the consolidated financial statements continued

5 Pensions continued

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes				
	2025	2024	2023	2022	2021	**2025**	2024	2023	2022	2021
Experience history of defined benefit schemes	**£m**	£m	£m	£m	£m	**£m**	£m	£m	£m	£m
Fair value of plan assets	**28,811**	29,546	33,638	34,016	52,021	**31,845**	32,757	37,111	37,598	57,787
Present value of plan obligations	**(24,009)**	(24,461)	(26,534)	(24,733)	(42,020)	**(26,625)**	(27,287)	(29,592)	(27,601)	(46,808)
Net surplus	**4,802**	5,085	7,104	9,283	10,001	**5,220**	5,470	7,519	9,997	10,979
Experience (losses)/gains on plan liabilities	**(165)**	13	(1,531)	(2,053)	241	**(176)**	(3)	(1,599)	(2,137)	237
Experience (losses)/gains on plan assets	**(1,107)**	(4,612)	(1,042)	(18,180)	841	**(1,305)**	(4,860)	(1,182)	(20,326)	872
Actual return on plan assets	**499**	(3,023)	634	(17,248)	1,554	**450**	(3,123)	659	(19,285)	1,667
Actual return on plan assets	**1.7%**	(9.0%)	1.9%	(33.2%)	3.0%	**1.4%**	(8.4%)	1.8%	(33.4%)	2.9%

6 Auditor's remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below.

All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor's independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed.

	2025	2024	2023
	£m	£m	£m
Fees payable for:			
- the audit of NatWest Group's annual accounts (1)	**5.3**	5.1	4.9
- the audit of NatWest Group plc's subsidiaries (1)	**34.8**	32.5	32.3
- audit-related assurance services (1,2)	**4.7**	4.2	4.5
Total audit and audit-related assurance services fees	**44.8**	41.8	41.7
Other assurance services	**1.0**	1.0	0.7
Corporate finance services (3)	**0.9**	3.1	0.7
Total other services	**1.9**	4.1	1.4

(1) The 2025 audit fee was approved by the Group Audit Committee. At 31 December 2025, £16.0 million has been billed and paid in respect of the 2025 NatWest Group audit fees.
(2) Comprises fees of £1.5 million (2024 - £1.4 million) for reviews of interim financial information and £3.2 million (2024 - £2.8 million) for reports to NatWest Group's regulators in the UK and overseas.
(3) Comprises fees of £0.9 million (2024 - £3.1 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

Notes to the consolidated financial statements continued

7 Tax

NatWest Group's corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group's deferred tax balances.

For accounting policy information refer to Accounting policies 2.1 and 3.7.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 323.

Continuing operations	2025 £m	2024 £m	2023 £m
Current tax			
Charge for the year	**(1,511)**	(1,415)	(1,373)
Over/(under) provision in respect of prior years	**110**	(145)	(123)
	(1,401)	(1,560)	(1,496)
Deferred tax			
Charge for the year	**(548)**	(343)	(281)
Net increase in the carrying value of deferred tax assets in respect of losses	**119**	428	385
(Under)/over provision in respect of prior years	**(44)**	10	(42)
Tax charge for the year	**(1,874)**	(1,465)	(1,434)

Factors affecting the tax charge for the year

Taxable profits differ from profits reported in the income statement as certain amounts of income and expense may not be taxable or deductible. In addition, taxable profits may reflect items that have been included outside the income statement (for instance, in other comprehensive income) or adjustments that are made for tax purposes only.

Current tax for the year ended 31 December 2025 is based on rates of 25% for the standard rate of UK corporation tax and 3% for the UK banking surcharge.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 25% (2024 – 25% and 2023 – 23.5%) to the Operating profit or loss before tax in the income statement.

Notes to the consolidated financial statements continued

7 Tax continued

The actual tax charge differs from the expected tax charge as follows:

Continuing operations	2025 £m	2024 £m	2023 £m
Expected tax charge	(1,927)	(1,549)	(1,452)
Losses and temporary differences in year where no deferred tax asset recognised	(5)	(18)	(56)
Foreign profits and losses taxed at other rates	15	37	10
Items not allowed for tax:			
- losses on disposals and write-downs	(10)	(22)	(63)
- UK bank levy	(30)	(31)	(27)
- regulatory and legal actions	4	(47)	(1)
- other disallowable items	(28)	(61)	(57)
Non-taxable items:			
- foreign exchange recycling on capital reduction	10	-	114
- RPI-related uplift on index linked gilts	8	18	6
- dividends	15	-	-
- other non-taxable items	34	11	20
Taxable foreign exchange movements	(6)	7	9
Unrecognised losses brought forward and utilised	18	33	27
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:			
- UK losses	59	378	371
- Netherlands losses	58	50	15
- Other overseas losses	2	-	(1)
Banking surcharge	(198)	(169)	(236)
Pillar 2 top-up tax	-	(20)	-
Redemption of AT1 (paid-in equity) capital notes	(46)	-	-
Tax on AT1 (paid-in equity) dividends	87	53	52
Adjustments in respect of prior years (1)	66	(135)	(165)
Actual tax charge	(1,874)	(1,465)	(1,434)

(1) Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

Global minimum top-up tax

The Group is subject to the global minimum top-up tax under Pillar Two tax legislation. The Group recognised no current tax expense related to the top-up tax for 2025 (2024 - £20 million) due to sufficient taxes being paid in the Group's jurisdictions under local tax rules.

The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

Judgement: tax contingencies

NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences.

The net deferred tax asset recognised by NatWest Group is shown below, together with details of the accounting judgements and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	2025 £m	2024 £m
Deferred tax asset	**1,252**	1,876
Deferred tax liability	**(104)**	(99)
Net deferred tax asset	**1,148**	1,777

	Pension £m	Accelerated capital allowances £m	Expense provisions £m	Financial instruments (1) £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2024	(16)	76	61	538	1,019	75	1,753
Credit/(charge) to income statement:							
- continuing operations	3	85	16	(57)	90	(42)	95
(Charge)/credit to other comprehensive income	(15)	-	-	(77)	-	26	(66)
Currency translation and other adjustments	(1)	-	-	(1)	(3)	-	(5)
At 1 January 2025	**(29)**	**161**	**77**	**403**	**1,106**	**59**	**1,777**
Charge to income statement:							
- continuing operations	**(6)**	**(35)**	**(19)**	**(115)**	**(297)**	**(1)**	**(473)**
(Charge)/credit to other comprehensive income	**(6)**	**-**	**-**	**(166)**	**-**	**15**	**(157)**
Currency translation and other adjustments	**(1)**	**(3)**	**-**	**-**	**5**	**-**	**1**
At 31 December 2025	**(42)**	**123**	**58**	**122**	**814**	**73**	**1,148**

(1) The in-year movement predominantly relates to cash flow hedges.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2025 £m	2024 £m
UK tax losses carried forward		
- NWB Plc	**55**	333
- RBS plc	**622**	685
Total	**677**	1,018
Overseas tax losses carried forward		
- Ulydien DAC	**5**	5
- NWM N.V.	**132**	83
	814	1,106

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,252 million (2024 - £1,876 million) and a deferred tax liability of £104 million (2024 - £99 million). These include amounts recognised in respect of UK and overseas tax losses of £814 million (2024 - £1,106 million).

Judgement – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management's estimates, sufficient sustainable taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimates – For entities with mature business models and a longer track record of profitability and stable earnings, these estimates are partly based on forecast performance beyond the horizon for management's detailed plans. They have regard to inherent uncertainties. The deferred tax asset in Ulydien DAC is supported substantially by future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2025.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge.

NWM Plc – Losses of £5,553 million have not been recognised in the deferred tax balance at 31 December 2025.

NWB Plc – A deferred tax asset of £55 million (2024 - £333 million) has been recognised in respect of losses of £220 million of total losses of £1,036 million carried forward at 31 December 2025. NWB Plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2032.

RBS plc – A deferred tax asset of £622 million (2024 - £685 million) has been recognised in respect of losses of £2,489 million carried forward at 31 December 2025. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2032.

Overseas tax losses

Ulydien DAC – A deferred tax asset of £5 million (2024 - £5 million) has been recognised in respect of losses of £40 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2025. The ability to set off unutilised RoI losses of £10,262 million against future taxable profits will cease following the Group's full exit of business operations in RoI.

NatWest Markets N.V. (NWM N.V.) – A deferred tax asset of £132 million (2024 - £83 million) has been recognised in respect of losses and tax credits of £512 million of total losses of £2,371 million carried forward at 31 December 2025. NWM N.V. expects the deferred tax asset to be utilised against future taxable profits by the end of 2032. The tax losses and tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £4,882 million (2024 - £4,960 million; 2023 - £5,168 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £23,385 million (2024 - £23,238 million; 2023 - £24,438 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £4,176 million expire after 10 years. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £258 million (2024 - £269 million; 2023 - £256 million) on aggregate underlying temporary differences of £1,022 million (2024 - £1,241 million; 2023 - £1,005 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. These retained earnings are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. UK tax legislation largely exempts from UK tax overseas dividends received.

Notes to the consolidated financial statements continued

8 Earnings per share

Earnings per share measures how much profit NatWest Group makes for each share in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not is based on the earnings from continuing operations.

	2025 £m	2024 £m	2023 £m
Earnings			
Profit from continuing operations attributable to ordinary shareholders	**5,479**	4,438	4,506
Profit/(loss) from discontinued operations attributable to ordinary shareholders	**-**	81	(112)
Profit attributable to ordinary shareholders	**5,479**	4,519	4,394
Weighted average number of shares (millions)			
Weighted average number of ordinary shares outstanding during the year	**8,052**	8,450	9,164
Effect of dilutive share options and convertible securities	**74**	66	55
Diluted weighted average number of ordinary shares outstanding during the year	**8,126**	8,516	9,219
Earnings per ordinary share - continuing operations	**68.0p**	52.5p	49.2p
Earnings per ordinary share - discontinued operations	**-**	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - basic (1)	**68.0p**	53.5p	47.9p
Earnings per ordinary share - diluted continuing operations	**67.4p**	52.1p	48.9p
Earnings per ordinary share - diluted discontinued operations	**-**	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - diluted	**67.4p**	53.1p	47.7p

(1) In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

Notes to the consolidated financial statements continued

9 Financial instruments - classification

Financial instruments are contracts that give rise to a financial asset of one entity and a corresponding financial liability or equity instrument of a counterparty entity, such as cash, derivatives, loans, deposits and settlement balances. This note presents financial instruments classified in accordance with IFRS 9 – Financial Instruments.

Judgement: classification of financial assets

Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgement in respect of business models and contractual cashflows.

- The business model criteria are assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes: the portfolio's policies and objectives; how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
- The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest (SPPI). A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

Assets	MFVTPL £m	DFV £m	FVOCI £m	Amortised cost £m	Other assets £m	Total £m
Cash and balances at central banks				**85,182**		**85,182**
Trading assets	**46,537**					**46,537**
Derivatives (1)	**60,789**					**60,789**
Settlement balances				**645**		**645**
Loans to bank - amortised cost (2)				**6,958**		**6,958**
Loans to customers - amortised cost (3)				**418,881**		**418,881**
Other financial assets	**1,041**	**3**	**42,168**	**36,558**		**79,770**
Intangible assets					**7,292**	**7,292**
Other assets					**8,499**	**8,499**
31 December 2025	**108,367**	**3**	**42,168**	**548,224**	**15,791**	**714,553**
Cash and balances at central banks				92,994		92,994
Trading assets	48,917					48,917
Derivatives (1)	78,406					78,406
Settlement balances				2,085		2,085
Loans to bank - amortised cost (2)				6,030		6,030
Loans to customers - amortised cost (3)				400,326		400,326
Other financial assets	798	5	37,843	24,597		63,243
Intangible assets					7,588	7,588
Other assets					8,396	8,396
31 December 2024	128,121	5	37,843	526,032	15,984	707,985

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Bank deposits (4)			**44,092**		**44,092**
Customer deposits			**442,998**		**442,998**
Settlement balances			**942**		**942**
Trading liabilities	**49,022**				**49,022**
Derivatives (1)	**53,974**				**53,974**
Other financial liabilities (5)		**4,617**	**62,982**		**67,599**
Subordinated liabilities		**237**	**5,886**		**6,123**
Notes in circulation			**3,164**		**3,164**
Other liabilities (6)			**594**	**3,432**	**4,026**
31 December 2025	**102,996**	**4,854**	**560,658**	**3,432**	**671,940**
Bank deposits (4)			31,452		31,452
Customer deposits			433,490		433,490
Settlement balances			1,729		1,729
Trading liabilities	54,714				54,714
Derivatives (1)	72,082				72,082
Other financial liabilities (5)		3,548	57,539		61,087
Subordinated liabilities		234	5,902		6,136
Notes in circulation			3,316		3,316
Other liabilities (6)			684	3,917	4,601
31 December 2024	126,796	3,782	534,112	3,917	668,607

(1) Includes net hedging derivatives assets of £535 million (2024 - £118 million) and net hedging derivatives liabilities of £356 million (2024 - £464 million).
(2) Includes items in the course of collection from other banks of £166 million (2024 - £59 million).
(3) Includes finance lease receivables of £8,971 million (2024 - £8,998 million).
(4) Includes items in the course of transmission to other banks of £192 million (2024 - £136 million).
(5) The carrying amount of customer deposits designated at fair value through profit or loss is materially the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(6) Includes lease liabilities of £535 million (2024 - £630 million), held at amortised cost.

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked, or sustainability-linked, loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets, or fails to meet, specific targets linked to the activity of the borrower, for example; reducing carbon emissions, increasing the level of diversity at Board level, or achieving a sustainable supply chain. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes, amongst other aspects, a review of the consistency of the ESG targets with the asset or activity of the borrower, and consideration of the targets within our risk appetite. Some of these loans were eligible under our climate and sustainable funding and financing inclusion (CSFFI) criteria, which underpinned our previous target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025. Our CSFFI criteria was replaced with our climate and transition finance framework in July 2025 alongside our new target to provide £200 billion in climate and transition finance. Some of these loans continue to be eligible under the climate and transition finance framework.

The table below analyses financial assets forming a component of ESG-linked loans and other products with contractual terms that could change the timing or amount of cash flows. This is based on balance sheet values as at 31 December and the maximum impact of the potential margin changes on these over a 12 month period.

	2025			2024		
	Carrying value	Positive impact on product margin	Negative impact on product margin	Carrying value	Positive impact on product margin	Negative impact on product margin
	£bn	bps	bps	£bn	bps	bps
Sustainability-linked loans	**8.0**	**2.9**	**3.7**	6.9	3.1	4.0
Other products	**21.9**	**-**	**-**	20.2	-	-
Lending subject to performance triggers	**29.9**			27.1		

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases which are presented under Loans to customers-amortised cost on the balance sheet.

	2025	2024
	£m	£m
Amount receivable under finance leases		
Within 1 year	**3,670**	3,493
1 to 2 years	**2,411**	2,499
2 to 3 years	**1,478**	1,612
3 to 4 years	**946**	842
4 to 5 years	**454**	464
After 5 years	**854**	1,043
Total lease payments	**9,813**	9,953
Unguaranteed residual values	**151**	150
Future drawdowns	**(12)**	(12)
Unearned income	**(895)**	(1,001)
Present value of lease payments	**9,057**	9,090
Impairments	**(86)**	(92)
Net investment in finance leases	**8,971**	8,998

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS					
	Gross	IFRS offset	Balance sheet	Effect of master netting and similar agreements	Cash collateral	Securities collateral	Net amount after netting agreements and effect of related collateral	Instruments outside netting agreements	Balance sheet total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	77,408	(17,007)	60,401	(45,928)	(9,275)	(3,283)	1,915	388	60,789
Derivative liabilities	71,589	(17,951)	53,638	(45,928)	(4,281)	(1,256)	2,173	336	53,974
Net position (1)	5,819	944	6,763	-	(4,994)	(2,027)	(258)	52	6,815
Trading reverse repos	44,729	(17,129)	27,600	(465)	-	(26,882)	253	56	27,656
Trading repos	43,648	(17,129)	26,519	(465)	-	(26,054)	-	2,059	28,578
Net position	1,081	-	1,081	-	-	(828)	253	(2,003)	(922)
Non trading reverse repos	50,889	(14,470)	36,419	(9)	-	(36,410)	-	-	36,419
Non trading repos	44,082	(14,470)	29,612	(9)	-	(29,603)	-	-	29,612
Net position	6,807	-	6,807	-	-	(6,807)	-	-	6,807
2024									
Derivative assets	96,624	(18,746)	77,878	(61,883)	(10,005)	(4,072)	1,918	528	78,406
Derivative liabilities	92,620	(21,027)	71,593	(61,883)	(5,801)	(896)	3,013	489	72,082
Net position (1)	4,004	2,281	6,285	-	(4,204)	(3,176)	(1,095)	39	6,324
Trading reverse repos	42,261	(15,174)	27,087	(1,469)	-	(25,406)	212	40	27,127
Trading repos	45,033	(15,174)	29,859	(1,469)	-	(28,390)	-	703	30,562
Net position	(2,772)	-	(2,772)		-	2,984	212	(663)	(3,435)
Non trading reverse repos	45,600	(8,709)	36,891	(80)	-	(36,811)	-	-	36,891
Non trading repos	22,288	(8,709)	13,579	(80)	-	(13,499)	-	-	13,579
Net position	23,312	-	23,312	-	-	(23,312)	-	-	23,312

(1) Net IFRS offset balance of £944 million (2024 - £2,281 million) relates to variation margin netting reflected on other balance sheet lines.

Notes to the consolidated financial statements continued

10 Financial instruments - valuation

Financial instruments recognised at fair value are revalued using techniques that can include observable inputs (pricing information that is readily available in the market, for example UK Government securities), and unobservable inputs (pricing information that is not readily available, for example unlisted securities). Gains and losses are recognised in the income statement and statement of comprehensive income as appropriate. This note presents information on the valuation of financial instruments.

The table below provides an overview of the various sections contained within the note.

Critical accounting policy: Fair value – financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss; and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

For accounting policy information refer to Accounting policies 2.2, 3.8 and 3.11.

Valuation

(D) = Descriptive; (T) = Table

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgement and price uncertainty for those classified at level 3.

The determination of an instrument's level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on the level of market activity for the referenced entity.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 – instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including collateralised loan obligations (CLOs), most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most over the counter (OTC) derivatives.

Level 3 – instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

Valuation techniques

NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products are valued directly from a price input, typically on a position-by-position basis. Examples include equities and most debt securities.

Non-modelled products can fall into any fair value levelling hierarchy depending on the observable market activity, liquidity, and assessment of valuation uncertainty of the instruments. The assessment of fair value and the classification of the instrument to a fair value level is subject to the valuation controls discussed in the Valuation control section.

Modelled products – valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

For modelled products the fair value is derived using the model and the appropriate model inputs or parameters, as opposed to a cash price equivalent. Model inputs are taken either directly or indirectly from available data, where some inputs are also modelled.

Fair value classification of modelled instruments is either level 2 or level 3, depending on the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify a position. The modelled product is assigned to the lowest fair value hierarchy level of any significant input used in that valuation.

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as level 2 due to the low materiality of any unobservable inputs.

Inputs to valuation models

When using valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions. Factors considered include the cashflow amounts and timing of those cash flows, and application of appropriate discount rates, incorporating both funding and credit risk. Values between and beyond available data points are obtained by interpolation and extrapolation. The principal inputs to these valuation techniques are as follows:

Bond prices – quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

Credit spreads/margins – these reflect credit default swap levels or the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available, credit spreads/margins are determined with reference to available prices of entities with similar characteristics.

Interest rates – these are principally based on interest rate swap prices referencing benchmark interest rates. Interest rates, include SONIA (Sterling Overnight Interbank Average Rate) and other overnight rates. Other quoted interest rates may also be used from both the bond, and futures markets.

Foreign currency exchange rates – there are observable prices both for spot and forward contracts and futures in the world's major currencies.

Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or variables are observed to move together. Variables that move in the same direction show positive correlation; those that move in opposite directions are negatively correlated.

Prepayment rates – are used to reflect how fast a pool of assets prepay. The fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. When valuing prepayable instruments, the value of this prepayment option is considered.

Recovery rates/loss given default – are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral or inferred from observable credit spreads.

Notes to the consolidated financial statements continued

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. The review of market prices and inputs is performed by an independent price verification (IPV) team.

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. These valuations are then reviewed by the IPV team, independent of those trading the financial instruments, in light of available pricing evidence.

Independent pricing data is collated from a range of sources. Each source is reviewed for quality and the independent data applied in the IPV processes using a formalised input quality hierarchy. Consensus services are one source of independent data and encompass interest rate, currency, credit, and bond markets, providing comprehensive coverage of vanilla products and a wide selection of exotic products.

Where measurement differences are identified through the IPV process these are grouped by the quality hierarchy of the independent data. If the size of the difference exceeds defined thresholds, an adjustment is made to bring the valuation to within the independently calculated fair value range.

IPV takes place at least monthly, for all fair value financial instruments. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument and forms part of the information considered when determining fair value hierarchy classifications.

Initial fair value level classification of a financial instrument is carried out by the IPV team. These initial classifications are subject to senior management review. Particular attention is paid to instruments transferring from one level to another, new instrument classes or products, instruments where the transaction price is significantly different from the fair value and instruments where valuation uncertainty is high.

Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant industry matters.

The Group model risk policy sets the policy for model documentation, testing and review. Governance of the model risk policy is carried out by the Group Model Risk Oversight Committee, which comprises model risk owners and independent model experts. All models are required to be independently validated in accordance with the model risk Policy.

Key areas of judgement

Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgement is used. As such, extra disclosures are required in respect of level 3 instruments.

In general, the degree of expert judgement used and hence valuation uncertainty depends on the degree of liquidity of an instrument or input.

Where markets are liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. For example, for an equity traded on an exchange, daily volumes of trading can be seen, but for an OTC derivative, assessing the liquidity of the market with no central exchange is more challenging.

The breadth and depth of the IPV data allows for a rules-based quality assessment to be made of market activity, liquidity, and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgement and so carry the most significant price uncertainty.

	2025				2024			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets								
Trading assets								
Loans	-	33,556	96	33,652	-	34,761	278	35,039
Securities	9,586	3,299	-	12,885	8,772	5,106	-	13,878
Derivatives								
Interest rate	-	32,382	360	32,742	-	37,026	473	37,499
Foreign exchange	-	27,878	103	27,981	-	40,687	110	40,797
Other	-	57	9	66	-	63	47	110
Other financial assets								
Loans	-	35	533	568	-	288	565	853
Securities	25,528	16,964	152	42,644	23,943	13,641	209	37,793
Total financial assets held at fair value	35,114	114,171	1,253	150,538	32,715	131,572	1,682	165,969
As a % of total fair value assets	23%	76%	1%		20%	79%	1%	
Liabilities								
Trading liabilities								
Deposits	-	41,284	-	41,284	-	43,966	-	43,966
Debt securities in issue	-	234	-	234	-	257	-	257
Short positions	6,172	1,331	1	7,504	8,766	1,724	1	10,491
Derivatives								
Interest rate	-	26,589	169	26,758	-	31,253	279	31,532
Foreign exchange	-	26,988	54	27,042	-	40,240	66	40,306
Other	-	119	55	174	-	124	120	244
Other financial liabilities								
Debt securities in issue	-	2,302	3	2,305	-	1,733	3	1,736
Other deposits	-	2,285	27	2,312	-	1,787	25	1,812
Subordinated liabilities	-	237	-	237	-	234	-	234
Total financial liabilities held at fair value	6,172	101,369	309	107,850	8,766	121,318	494	130,578
As a % of total fair value liabilities	6%	94%	0%		7%	93%	0%	

(1) Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2) For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2025 £m	2024 £m
Funding valuation adjustments	(11)	123
Credit valuation adjustments	179	190
Bid-offer	60	76
Product and deal specific	124	157
Total	352	546

The decrease in funding valuation adjustments was primarily driven by unwinding of a major portfolio. The decrease in credit valuation adjustments was driven by credit spreads tightening with the impacts of exposure changes largely offsetting. The decrease in bid-offer was driven by risk reduction and unwinding of a major portfolio. The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits partially offset by new trading activity.

Funding valuation adjustments (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge (positive) or funding benefit (negative).

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the exposure reflects the future valuation of the derivative. For collateralised derivatives, the exposure reflects the difference between the future valuation of the derivative and the level of collateral posted.

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that is made to incorporate the counterparty credit risk inherent in derivative exposures. CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

FVA and CVA are actively managed by a credit and market risk hedging process, and therefore movements in CVA and FVA are partially offset by trading revenue on the hedges.

Bid-offer

Fair value positions are required to be marked to exit levels, represented by bid (long positions) or offer (short positions) levels. Non-derivative positions are typically marked directly to bid or offer prices. However derivative exposures are adjusted to exit levels by taking bid-offer reserves calculated on a portfolio basis. The reserving approach is based on current market bid-offer spreads and standard market bucketing of risk.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability.

Netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the net risk of the portfolio, rather than the sum of exit costs for each of the portfolio's individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes.

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction, when market data becomes observable, or when the transaction matures or is closed out as appropriate. On 31 December 2025, net gains of £109 million (2024 - £139 million) were carried forward. During the year, net gains of £205 million (2024 - £218 million) were deferred and £235 million (2024 - £157 million) were recognised in the income statement.

Where system-generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades. Accumulated changes in fair value due to credit risk are £57 million (2024 – £44 million).

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Level 3 additional information

For illiquid assets and liabilities, classified as level 3, additional information is provided on the valuation techniques used and price sensitivity of the products to those inputs. This is to enable the reader to gauge the level of uncertainty that arises from positions with significant unobservable inputs or modelling parameters.

Level 3 ranges of unobservable inputs

The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input and input range.

				2025		2024	
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets							
Loans	Price-based	Price	%	89	121	88	123
	Discount cash flow	Credit spreads	bps	34	81	36	93
Debt securities	Price-based	Price	%	-	111	-	116
Equity Shares	Price-based	Price	GBP	-	44,090	-	47,312
	Price-based	Price	%	-	-	-	15
	Discount cash flow	Discount margin	%	-	-	9	13
	Net asset valuation	Fund NAV	%	80	120	80	120
Derivative assets and liabilities							
Credit derivatives	Credit derivative pricing	Credit spreads	bps	16	133	15	86
	Option pricing	Correlation	%	(15)	75	(15)	95
		Volatility	%	30	75	30	80
		Upfront points	%	-	99	-	99
		Recovery rate	%	-	60	-	60
Interest rate & FX derivatives	Option pricing	Correlation	%	(50)	98	(50)	98
		Volatility	%	3	82	3	99
		Constant Prepayment Rate	%	2	25	2	20
		Mean Reversion	%	-	13	-	20
		Inflation volatility	%	1	2	1	2
		Inflation rate	%	2	2	2	2

(1) Valuation for private equity investments may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly, for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.
(2) NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third-party credit enhancement.

Level 3 sensitivities

The level 3 sensitivities presented on the next page are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the table on the next page.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of these inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt.

As such, the fair value levelling of the derivative portfolios and issued debt is not determined by CVA, FVA or own credit inputs. In addition, any fair value sensitivity driven by these inputs is not included in the level 3 sensitivities presented.

The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2025			2024		
	Level 3 £m	Favourable £m	Unfavourable £m	Level 3 £m	Favourable £m	Unfavourable £m
Assets						
Trading assets						
Loans	96	-	-	278	-	-
Derivatives						
Interest rate	360	20	(10)	473	20	(20)
Foreign exchange	103	10	(10)	110	-	-
Other	9	-	-	47	-	-
Other financial assets						
Loans	533	-	(10)	565	-	(10)
Securities	152	10	(20)	209	20	(30)
Total financial assets held at fair value	1,253	40	(50)	1,682	40	(60)
Liabilities						
Trading liabilities						
Short positions	1	-	-	1	-	-
Derivatives						
Interest rate	169	10	(10)	279	10	(10)
Foreign exchange	54	-	-	66	-	-
Other	55	-	-	120	10	(10)
Other financial liabilities						
Debt securities in issue	3	-	-	3	-	-
Other deposits	27	-	(20)	25	10	(20)
Total financial liabilities held at fair value	309	10	(30)	494	30	(40)

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

2025	Derivatives assets £m	Other trading assets (2) £m	Other financial assets (3) £m	Total assets £m	Derivatives liabilities £m	Other trading liabilities (2) £m	Other financial liabilities £m	Total liabilities £m
At 1 January	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(145)	(3)	7	(141)	(136)	-	2	(134)
Amount recorded in the statement of comprehensive income	-	-	5	5	-	-	-	-
Level 3 transfers in	42	-	-	42	12	-	-	12
Level 3 transfers out	(41)	-	(15)	(56)	(13)	-	(1)	(14)
Purchases/originations	124	105	164	393	98	-	-	98
Settlements/other decreases	(39)	(89)	-	(128)	(46)	-	-	(46)
Sales	(100)	(197)	(250)	(547)	(105)	-	-	(105)
Foreign exchange and other adjustments	1	2	-	3	3	-	1	4
At 31 December	472	96	685	1,253	278	1	30	309
Amounts recorded in the income statement in respect of balances held at period end - unrealised	(12)	12	4	4	(31)	-	-	(31)
2024								
At 1 January	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(122)	(17)	12	(127)	(121)	-	-	(121)
Amount recorded in the statement of comprehensive income	-	-	13	13	-	-	-	-
Level 3 transfers in	7	1	56	64	1	2	25	28
Level 3 transfers out	(3)	(19)	(241)	(263)	(2)	(3)	-	(5)
Purchases/originations	147	118	117	382	121	1	-	122
Settlements/other decreases	(44)	(27)	(18)	(89)	(32)	-	-	(32)
Sales	(178)	-	(72)	(250)	(182)	(2)	-	(184)
Foreign exchange and other adjustments	-	(1)	(8)	(9)	(5)	-	-	(5)
At 31 December	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement in respect of balances held at period end - unrealised	83	1	12	96	56	-	-	56

(1) There were net losses on trading assets and liabilities of £12 million (2024 - net losses of £18 million) was included in income from trading activities. Net gains on other instruments of £5 million (2024 - net gains of £12 million) was included in other operating income or interest income as appropriate.
(2) Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3) Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

2025	Carrying value £bn	Fair value £bn	Fair value hierarchy level Level 1 £bn	Level 2 £bn	Level 3 £bn	Items where fair value approximates carrying value £bn
Financial assets						
Cash and balances at central banks	**85.2**	**85.2**	**-**	**-**	**-**	**85.2**
Settlement balances	**0.6**	**0.6**	**-**	**-**	**-**	**0.6**
Loans to banks	**7.0**	**6.9**	**-**	**3.6**	**0.8**	**2.5**
Loans to customers	**418.9**	**414.5**	**-**	**33.1**	**381.4**	**-**
Other financial assets - securities	**36.6**	**36.6**	**15.4**	**15.1**	**6.1**	**-**
2024						
Financial assets						
Cash and balances at central banks	93.0	93.0	-	-	-	93.0
Settlement balances	2.1	2.1	-	-	-	2.1
Loans to banks	6.0	5.9	-	1.8	0.5	3.6
Loans to customers	400.3	396.6	-	34.9	361.7	-
Other financial assets - securities	24.6	24.6	4.3	12.4	7.9	-
2025						
Financial liabilities						
Bank deposits	**44.1**	**44.1**	**-**	**36.2**	**3.8**	**4.1**
Customer deposits	**443.0**	**424.4**	**-**	**30.4**	**26.3**	**367.7**
Settlement balances	**0.9**	**0.9**	**-**	**-**	**-**	**0.9**
Other financial liabilities						
- debt securities in issue	**63.0**	**63.6**	**-**	**51.9**	**11.7**	**-**
Subordinated liabilities	**5.9**	**6.1**	**-**	**6.1**	**-**	**-**
Notes in circulation	**3.2**	**3.2**	**-**	**-**	**-**	**3.2**
2024						
Financial liabilities						
Bank deposits	31.5	31.2	-	23.9	3.0	4.3
Customer deposits	433.5	433.3	-	24.3	46.0	363.0
Settlement balances	1.7	1.7	-	-	-	1.7
Other financial liabilities						
- debt securities in issue	57.5	57.6	-	48.9	8.7	-
Subordinated liabilities	5.9	6.0	-	6.0	-	-
Notes in circulation	3.3	3.3	-	-	-	3.3

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments, including but not limited to, cash and balances at central banks, settlement balances, loans with short-term maturities, notes in circulation and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a) Contractual cash flows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.

(b) Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Commercial & Institutional (SME loans) and Private Banking & Wealth Management in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments. The remaining population is valued using discounted cashflows at current offer rates.

Bank and customer deposits

Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis

This note shows the maturity profile of NatWest Group's financial assets and liabilities by contractual date of maturity and contractual cash flows.

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2025			2024		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	85,182	-	85,182	92,994	-	92,994
Trading assets	33,677	12,860	46,537	37,168	11,749	48,917
Derivatives	24,126	36,663	60,789	34,267	44,139	78,406
Settlement balances	645	-	645	2,085	-	2,085
Loans to banks - amortised cost	6,122	836	6,958	5,360	670	6,030
Loans to customers - amortised cost	100,120	318,761	418,881	99,793	300,533	400,326
Other financial assets	11,905	67,865	79,770	14,524	48,719	63,243
Liabilities						
Bank deposits	28,465	15,627	44,092	21,675	9,777	31,452
Customer deposits	434,149	8,849	442,998	430,693	2,797	433,490
Settlement balances	942	-	942	1,729	-	1,729
Trading liabilities	39,918	9,104	49,022	44,683	10,031	54,714
Derivatives	24,204	29,770	53,974	34,134	37,948	72,082
Other financial liabilities	21,029	46,570	67,599	22,773	38,314	61,087
Subordinated liabilities	1,076	5,047	6,123	1,051	5,085	6,136
Notes in circulation	3,164	-	3,164	3,316	-	3,316
Lease liabilities	85	450	535	94	536	630

Assets and liabilities by contractual cash flows up to 20 years

The tables on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis continued

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £108 billion (2024 - £128 billion) and HFT liabilities of £102.6 billion (2024 - £126.3 billion) have been excluded from the following tables.

2025	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	85,182	-	-	-	-	-
Derivatives held for hedging	121	164	21	153	70	69
Settlement balances	645	-	-	-	-	-
Loans to banks - amortised cost	5,544	563	778	8	19	153
Loans to customers - amortised cost	63,503	52,679	93,380	70,214	104,670	127,073
Other financial assets (1)	4,770	7,726	26,014	11,733	24,491	8,742
Finance lease	-	3	7	14	37	26
	159,765	61,135	120,200	82,122	129,287	136,063
Liabilities by contractual maturity up to 20 years						
Bank deposits	26,707	2,111	10,523	2,712	3,094	-
Customer deposits	401,858	33,017	9,239	14	-	14
Settlement balances	942	-	-	-	-	-
Derivatives held for hedging	42	54	299	163	39	1
Other financial liabilities	7,547	14,212	24,824	17,301	6,804	1,218
Subordinated liabilities	68	1,193	1,742	3,676	52	342
Other liabilities - Notes in circulation	3,164	-	-	-	-	-
Lease liabilities	25	68	156	80	175	25
	440,353	50,655	46,783	23,946	10,164	1,600
Guarantees and commitments - notional amount (2)						
Guarantees (3)	2,810	-	-	-	-	-
Commitments (4)	137,519	-	-	-	-	-
	140,329	-	-	-	-	-

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis continued

2024	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	92,994	-	-	-	-	-
Derivatives held for hedging	17	66	107	61	53	76
Settlement balances	2,085	-	-	-	-	-
Loans to banks - amortised cost	5,080	297	612	9	23	158
Loans to customers - amortised cost	59,702	56,264	82,995	63,857	99,837	123,946
Other financial assets (1)	7,068	9,414	17,417	11,643	11,843	7,493
Finance lease	27	89	126	105	207	325
	166,973	66,130	101,257	75,675	111,963	131,998
Liabilities by contractual maturity up to 20 years						
Bank deposits	16,914	5,315	10,114	81	79	-
Customer deposits	396,703	34,316	2,713	82	-	14
Settlement balances	1,729	-	-	-	-	-
Derivatives held for hedging	63	343	335	271	43	2
Other financial liabilities	8,305	13,501	22,869	15,350	4,710	987
Subordinated liabilities	53	1,201	2,059	2,927	754	339
Other liabilities - Notes in circulation	3,316	-	-	-	-	-
Lease liabilities	24	68	185	96	168	102
	427,107	54,744	38,275	18,807	5,754	1,444
Guarantees and commitments - notional amount (2)						
Guarantees (3)	3,060	-	-	-	-	-
Commitments (4)	132,958	-	-	-	-	-
	136,018	-	-	-	-	-

(1) Other financial assets exclude equity shares.
(2) Refer to Note 25 Memorandum items – Contingent liabilities and commitments.
(3) NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(4) NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes to the consolidated financial statements continued

12 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for-trading. Financial instruments are classified as held-for-trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information refer to Accounting policy 3.8.

Assets	2025 £m	2024 £m
Loans		
Reverse repos	**27,656**	27,127
Collateral given	**5,701**	7,367
Other loans	**295**	545
Total loans	**33,652**	35,039
Securities		
Central and local government		
- UK	**2,120**	2,077
- US	**4,153**	3,734
- Other	**4,135**	3,506
Financial institutions and corporate	**2,477**	4,561
Total securities	**12,885**	13,878
Total	**46,537**	48,917

Liabilities	2025 £m	2024 £m
Deposits		
Repos	**28,578**	30,562
Collateral received	**11,966**	12,509
Other deposits	**740**	895
Total deposits	**41,284**	43,966
Debt securities in issue	**234**	257
Short positions		
Central and local government		
- UK	**1,504**	2,680
- US	**1,161**	1,677
- Other	**4,137**	4,755
Financial institutions and Corporate	**702**	1,379
Total short positions	**7,504**	10,491
Total	**49,022**	54,714

Notes to the consolidated financial statements continued

13 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and the effects of the application of hedge accounting.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

	Notional			Asset			Liability		
	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total
2025	£bn	£bn	£bn	£m	£m	£m	£m	£m	£m
Interest rate	**794**	**10,294**	**11,088**	**4**	**32,738**	**32,742**	**-**	**26,758**	**26,758**
- *Swaps*	***-***	***7,938***	***7,938***	***-***	***25,700***	***25,700***	***-***	***19,685***	***19,685***
- *Options*	***324***	***1,105***	***1,429***	***4***	***7,038***	***7,042***	***-***	***7,073***	***7,073***
- *Forwards and futures*	***470***	***1,251***	***1,721***	***-***	***-***	***-***	***-***	***-***	***-***
Exchange rate	**1**	**3,413**	**3,414**	**-**	**27,981**	**27,981**	**12**	**27,030**	**27,042**
- *Swaps*	***-***	***456***	***456***	***-***	***4,978***	***4,978***	***-***	***4,417***	***4,417***
- *Options*	***1***	***727***	***728***	***-***	***4,422***	***4,422***	***12***	***4,474***	***4,486***
- *Spot, forwards and futures*	***-***	***2,230***	***2,230***	***-***	***18,581***	***18,581***	***-***	***18,139***	***18,139***
Credit	**-**	**15**	**15**	**-**	**66**	**66**	**-**	**174**	**174**
Equity and commodity	**-**	**2**	**2**	**-**	**-**	**-**	**-**	**-**	**-**
Total	**795**	**13,724**	**14,519**	**4**	**60,785**	**60,789**	**12**	**53,962**	**53,974**
2024									
Interest rate	1,066	9,267	10,333	20	37,479	37,499	2	31,530	31,532
- *Swaps*	*-*	*7,015*	*7,015*	*-*	*28,960*	*28,960*	*-*	*23,138*	*23,138*
- *Options*	*736*	*1,490*	*2,226*	*20*	*8,519*	*8,539*	*2*	*8,392*	*8,394*
- *Forwards and futures*	*330*	*762*	*1,092*	*-*	*-*	*-*	*-*	*-*	*-*
Exchange rate	1	3,278	3,279	6	40,791	40,797	15	40,291	40,306
- *Swaps*	*-*	*454*	*454*	*-*	*8,450*	*8,450*	*-*	*8,195*	*8,195*
- *Options*	*1*	*851*	*852*	*6*	*5,385*	*5,391*	*15*	*5,561*	*5,576*
- *Spot, forwards and futures*	*-*	*1,973*	*1,973*	*-*	*26,956*	*26,956*	*-*	*26,535*	*26,535*
Credit	-	14	14	-	110	110	-	244	244
Equity and commodity	-	2	2	-	-	-	-	-	-
Total	1,067	12,561	13,628	26	78,380	78,406	17	72,065	72,082

Included in the table above is the notional amount of £8,768 billion (2024 - £7,321 billion) of interest rate derivatives that are traded over the counter and settled through central clearing counterparties. NatWest Group has no other type of derivatives that are settled through central counterparties.

Notes to the consolidated financial statements continued

13 Derivatives continued

Hedge accounting using derivatives

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group's interest rate hedging relates to the management of NatWest Group's non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant interest rates, most notably SOFR, EURIBOR, the European Central Bank deposit rate, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant interest rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

Suitable larger fixed rate financial instruments are subject to fair value hedging in line with documented risk management strategies.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item's fair value attributable to changes in the interest rate risk component of the hedged item. The significant interest rates identified as risk components are SOFR, EURIBOR, ESTR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item's fair value risk.

NatWest Group hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts.

NatWest Group reviews the value of the investments' net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required.

Exchange rate risk also arises in NatWest Group where payments are denominated in currencies other than the functional currency. Residual risk positions are hedged with foreign exchange derivatives, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging, fair value hedge relationships and net investment hedging, NatWest Group determines that there is an economic relationship between the hedged item and hedging instrument via assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows/ fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging instrument. The method used for comparing movements is either regression testing, or the dollar offset method. The method for testing effectiveness and the period over which the test is performed depends on the applicable risk management strategy and is applied consistently to each risk management strategy. Hedge effectiveness is assessed on a cumulative basis and the determination of effectiveness is in line with the requirements of IAS 39.

NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured in line with the requirements of IAS 39 and recognised in the income statement as it arises.

Notes to the consolidated financial statements continued

13 Derivatives continued

Derivatives in hedge accounting relationships

Included in the table below are derivatives held for hedging purposes as follows.

	2025				2024			
	Notional £bn	Assets £m	Liabilities £m	Changes in fair value used for hedge ineffectiveness (1) £m	Notional £bn	Assets £m	Liabilities £m	Changes in fair value used for hedge ineffectiveness (1) £m
Fair value hedging								
Interest rate contracts (2)	92.7	829	1,256	522	83.1	1,096	1,965	958
Cash flow hedging								
Interest rate contracts	156.1	868	1,619	717	167.9	1,424	3,300	581
Exchange rate contracts	25.3	532	355	(3)	14.4	116	457	1
Net investment hedging								
Exchange rate contracts (3)	0.4	3	1	(10)	0.3	2	1	9
	274.5	2,232	3,231	1,226	265.7	2,638	5,723	1,549
IFRS netting and clearing house settlements		(1,697)	(2,875)			(2,520)	(5,259)	
		535	356			118	464	

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.
(3) In addition to the derivative hedging instruments above, NatWest Group held notionals of £2,760 million (2024 - £3,144 million) of non-derivative hedging instruments with a carrying value of £2,776 million (2024 - £3,163 million), that were used in net investment hedges. The non-derivative instruments are other financial liabilities - debt securities in issue.

Hedge ineffectiveness

Hedge ineffectiveness recognised in other operating income comprises.

	2025 £m	2024 £m	2023 £m
Fair value hedging			
Loss on hedged items attributable to the hedged risk	(533)	(954)	(364)
Gain on the hedging instruments	522	958	406
Fair value hedging ineffectiveness	(11)	4	42
Cash flow hedging			
Interest rate risk	(5)	(2)	10
Cash flow hedging ineffectiveness	(5)	(2)	10
Total	(16)	2	52

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

- The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge);
- Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
- Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

Notes to the consolidated financial statements continued

13 Derivatives continued

Maturity of notional hedging contracts

The following table shows the period in which the notional of hedging contract ends.

2025	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	Over 10 years £bn	Total £bn
Fair value hedging							
Interest rate risk (1)							
Hedging assets	**0.6**	**4.4**	**21.3**	**8.5**	**8.6**	**2.9**	**46.3**
Hedging liabilities	**1.4**	**4.4**	**14.9**	**20.5**	**4.7**	**0.5**	**46.4**
2024							
Fair value hedging							
Interest rate risk (1)							
Hedging assets	4.0	5.5	12.6	9.7	6.6	3.7	42.1
Hedging liabilities	0.8	4.3	14.2	15.5	5.7	0.5	41.0

2025	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	Over 10 years £bn	Total £bn
Cash flow hedging							
Interest rate risk							
Hedging assets	**4.8**	**8.2**	**20.1**	**31.8**	**4.7**	**-**	**69.6**
Hedging liabilities	**10.7**	**18.0**	**52.0**	**4.6**	**0.8**	**0.4**	**86.5**
Exchange rate risk							
Hedging assets	**6.3**	**3.6**	**-**	**-**	**-**	**-**	**9.9**
Hedging liabilities	**-**	**2.7**	**4.5**	**8.2**	**-**	**-**	**15.4**
2024							
Cash flow hedging							
Interest rate risk							
Hedging assets	10.6	10.8	22.0	30.3	12.0	-	85.7
Hedging liabilities	2.5	17.1	50.7	10.1	1.4	0.4	82.2
Exchange rate risk							
Hedging assets	0.5	0.8	0.5	-	-	-	1.8
Hedging liabilities	3.1	2.5	3.7	3.3	-	-	12.6

(1) The hedged risk includes inflation risk.

Notes to the consolidated financial statements continued

13 Derivatives continued

Average fixed interest rates

The following table shows average fixed rate for cash flow hedges, interest rate risk.

2025	0-3 months %	3-12 months %	1-3 years %	3-5 years %	5-10 years %	Over 10 years %	Total %
Average fixed interest rate							
Hedging assets	**1.26**	**2.57**	**3.22**	**3.21**	**3.60**	**3.12**	**3.03**
Hedging liabilities	**4.37**	**3.78**	**3.63**	**3.67**	**3.71**	**4.18**	**3.75**
2024							
Average fixed interest rate							
Hedging assets	3.85	0.98	2.52	3.32	2.84	3.12	2.82
Hedging liabilities	4.34	4.76	3.97	3.09	3.64	4.18	4.03

Average foreign exchange rates

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2025	2024
INR/GBP	**119.17**	109.07
USD/GBP	**1.32**	1.30
JPY/GBP	**195.35**	176.04
EUR/GBP	**1.14**	-
JPY/USD	**137.82**	130.79
NOK/USD	**9.21**	9.21
AUD/USD	**1.54**	1.49
CHF/USD	**0.88**	0.91
EUR/USD	**0.89**	0.91

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of hedged items and related hedging instruments

The table below analyses assets and liabilities subject to hedging derivatives.

2025	Carrying value of hedged assets and liabilities £m	Impact on hedged items included in carrying value £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	5,466	(368)	87
Other financial assets - securities	41,688	7	-
Total (3)	47,154	(361)	87
Bank and customer deposits	1,582	2	1
Other financial liabilities - debt securities in issue (5)	41,221	(277)	(501)
Subordinated liabilities	5,748	(105)	(120)
Total	48,551	(380)	(620)
2024			
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	5,318	(478)	(182)
Other financial assets - securities	36,724	(29)	(347)
Total (3)	42,042	(507)	(529)
Bank and customer deposits	382	-	(3)
Other financial liabilities - debt securities in issue (5)	37,548	(784)	(315)
Subordinated liabilities	5,772	(244)	(107)
Total	43,702	(1,028)	(425)

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

13 Derivatives continued

2025	Carrying value of hedged assets and liabilities £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Cash flow hedging - interest rate		
Loans to banks and customers - amortised cost (4)	**68,660**	**(1,455)**
Other financial assets - securities	**982**	**(23)**
Total	**69,642**	**(1,478)**
Bank and customer deposits	**86,285**	**756**
Other financial liabilities - debt securities in issue	**156**	**-**
Total	**86,441**	**756**
Cash flow hedging - exchange rate		
Loans to banks and customers - amortised cost (4)	**7,269**	**-**
Other financial assets - securities	**2,586**	**-**
Total	**9,855**	**-**
Other financial liabilities - debt securities in issue	**8,751**	**(2)**
Other	**210**	**5**
Total	**8,961**	**3**
2024		
Cash flow hedging - interest rate		
Loans to banks and customers - amortised cost (4)	84,065	(190)
Other financial assets - securities	1,625	(2)
Total	85,690	(192)
Bank and customer deposits	82,081	(391)
Other financial liabilities - debt securities in issue	149	-
Total	82,230	(391)
Cash flow hedging - exchange rate		
Loans to banks and customer - amortised cost (4)	223	-
Other financial assets - securities	1,598	-
Total	1,821	-
Other financial liabilities - debt securities in issue	8,279	(1)
Other	195	-
Total	8,474	(1)

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.
(3) Carrying values include £35 million (2024 - £46 million) adjustment for discontinued fair value hedges.
(4) Includes cash and balances at central banks.
(5) The carrying value include £4,759 million (2024 - £4,631 million) of debt securities held at amortised cost.

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of cash flow and foreign exchange hedge reserve

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2025		2024	
	Cash flow hedge reserve £m	**Foreign exchange hedge reserve £m**	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Continuing				
Interest rate risk	**(598)**	**-**	(1,564)	-
Foreign exchange risk	**1**	**(50)**	(6)	15
De-designated				
Interest rate risk	**(438)**	**-**	(437)	-
Foreign exchange risk	**-**	**(699)**	2	(663)
Total	**(1,035)**	**(749)**	(2,005)	(648)

	2025		2024	
	Cash flow hedge reserve £m	**Foreign exchange hedge reserve £m**	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Amount recognised in equity				
Interest rate risk	**50**	**-**	(931)	-
Foreign exchange risk	**19**	**(92)**	59	122
Total	**69**	**(92)**	(872)	122
Amount transferred from equity to earnings				
Interest rate risk to net interest income	**912**	**-**	1,562	-
Foreign exchange risk to net interest income	**(21)**	**-**	(73)	-
Foreign exchange risk to non interest income	**-**	**(9)**	-	19
Foreign exchange risk to operating expenses	**8**	**-**	5	-
Total	**899**	**(9)**	1,494	19

Notes to the consolidated financial statements continued

14 Loan impairment provisions

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, for which we hold expected credit losses (ECL). The calculation of ECL considers historical, current, and forward-looking information to determine the amount we do not expect to recover. It considers losses on both defaulted exposures and performing exposures that may default in future. ECL is recognised on drawn exposures, loans commitments, and contingent liabilities.

For accounting policy information refer to Accounting policy 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 187.

Loan exposure and impairment metrics

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit loss framework.

	2025 £m	2024 £m
Loans - amortised cost and FVOCI (1,2)		
Stage 1	**386,651**	363,821
Stage 2	**38,582**	40,474
Stage 3	**4,683**	5,930
Of which: individual	***1,456***	*1,285*
Of which: collective	***3,227***	*4,645*
	429,916	410,225
ECL provisions (3)		
- Stage 1	**614**	598
- Stage 2	**796**	787
- Stage 3	**2,175**	2,040
Of which: individual	***598***	*451*
Of which: collective	***1,577***	*1,589*
	3,585	3,425
ECL provision coverage (4)		
- Stage 1 (%)	**0.16**	0.16
- Stage 2 (%)	**2.06**	1.94
- Stage 3 (%)	**46.44**	34.40
	0.83	0.83
Continuing operations		
Impairment (releases)/losses		
ECL charge (5)	**671**	359
Stage 1	**(204)**	(438)
Stage 2	**421**	360
Stage 3	**454**	437
Of which: individual	***188***	*192*
Of which: collective	***266***	*245*
Amounts written off	**579**	654
Of which: individual	***137***	*144*
Of which: collective	***442***	*510*

(1) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £84.1 billion (2024 – £91.8 billion) and debt securities of £78.4 billion (2024 – £62.4 billion).
(2) Includes loans to customers and banks.
(3) Includes £6 million (2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (2024 - £0.1 billion) related to off-balance sheet exposures.
(4) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(5) Includes a £6 million release (2024 - £12 million release) related to other financial assets, of which £1 million charge (2024 - £4 million release) related to assets classified as FVOCI; and £3 million charge (2024 - £5 million release) related to contingent liabilities.

Notes to the consolidated financial statements continued

14 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policy 2.3 sets out how the expected loss approach is applied. At 31 December 2025, impairment provisions amounted to £3,585 million (2024 - £3,425 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgements that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management – Measurement uncertainty and ECL sensitivity analysis section.

IFRS 9 models

Refer to Credit risk – IFRS 9 models section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk – Economic loss drivers - Probability weightings of scenarios section for further details.

Notes to the consolidated financial statements continued

15 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a part of NatWest Group's liquidity portfolio.

For accounting policy information refer to Accounting policy 3.8.

	Debt securities							
	Central and local government					Equity		
	UK	US	Other	Other debt	Total	shares	Loans	Total
2025	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Mandatory fair value through profit or loss	**-**	**-**	**-**	**631**	**631**	**1**	**409**	**1,041**
Designated at fair value	**-**	**-**	**-**	**3**	**3**	**-**	**-**	**3**
Fair value through other comprehensive income (1)	**14,117**	**5,128**	**6,403**	**16,241**	**41,889**	**121**	**158**	**42,168**
Amortised cost	**13,083**	**341**	**1,795**	**21,339**	**36,558**	**-**	**-**	**36,558**
Total	**27,200**	**5,469**	**8,198**	**38,214**	**79,081**	**122**	**567**	**79,770**
2024								
Mandatory fair value through profit or loss	-	-	-	1	1	4	793	798
Designated at fair value	-	-	2	3	5	-	-	5
Fair value through other comprehensive income (1)	13,281	4,587	6,192	13,476	37,536	247	60	37,843
Amortised cost	3,571	500	85	20,441	24,597	-	-	24,597
Total	16,852	5,087	6,279	33,921	62,139	251	853	63,243

(1) Upon initial recognition, NatWest Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument-by-instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

There were no significant acquisitions of equity shared in either year.

NatWest Group disposed of equity shares in Visa Inc £16 million (2024: £62 million), Permanent TSB p.l.c of £109 million, and Vodeno £45 million.

Dividends received on FVOCI equity shares during 2025 includes £58 million from OTCDERIV LIMITED.

Notes to the consolidated financial statements continued

16 Intangible assets

Intangible assets, such as internally generated software and goodwill generated on business combinations, are not physical in nature. This note presents the cost of the assets, which is the amount NatWest Group initially paid or incurred, additions and disposals during the year, and any amortisation or impairment. Amortisation is a charge that reflects the usage of the asset and impairment is a reduction in value arising from specific events identified during the year.

For accounting policy information refer to Accounting policies 3.4 and 3.5.

	2025			2024		
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	10,086	4,782	14,868	10,090	4,447	14,537
Currency translation and other adjustments	-	59	59	(4)	(65)	(69)
Acquisitions of companies and businesses	-	-	-	-	-	-
Additions	-	617	617	-	614	614
Disposals and write-off of fully amortised assets	-	(9)	(9)	-	(214)	(214)
Reclassifications to assets held for sale (2)	(155)	(43)	(198)	-	-	-
At 31 December	9,931	5,406	15,337	10,086	4,782	14,868
Accumulated amortisation and impairment						
At 1 January	4,411	2,869	7,280	4,410	2,513	6,923
Currency translation and other adjustments	-	66	66	-	(24)	(24)
Disposals and write-off of fully amortised assets	-	(5)	(5)	-	(201)	(201)
Impairment of intangible assets	-	23	23	1	20	21
Amortisation charge for the year	-	689	689	-	561	561
Reclassifications to assets held for sale (2)	-	(8)	(8)	-	-	-
At 31 December	4,411	3,634	8,045	4,411	2,869	7,280
Net book value at 31 December	5,520	1,772	7,292	5,675	1,913	7,588

(1) Principally consists of internally generated software.
(2) Being reclassification of goodwill associated with Cushon to assets held for sale.

Intangible assets and goodwill are reviewed for indicators of impairment. Intangible assets were impaired by £23 million in 2025 (2024 – £21 million).

NatWest Group's goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU): 2025 - Retail Banking £2,607 million (2024 - £2,607 million), Ring-Fenced Bank Commercial & Institutional £2,604 million (2024 - £2,604 million), Other £309 million (2024 – £464 million). Our CGUs represent the smallest group of assets to which we have allocated goodwill and reflect the lowest level at which we monitor goodwill post acquisition. Analysis by reportable segment is in Note 4 Segmental analysis.

Impairment testing involves the comparison of the carrying value of each CGU with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group's capital targets. Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU.

The recoverable amounts for all CGUs at 31 December 2025 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2024 and 2025 – 1.4%). The 2025 pre-tax risk discount rates are informed by our view of the rates of relevant comparable companies using data from market brokers, our Capital Asset Pricing Model and the Warranted Equity Value method. Using the selected post-tax discount rate, the implied pre-tax discount rate is then determined for calculating the equivalent value in use figure. Pre-tax discount rates for the CGUs are: Retail Banking – 16% (2024 – 16%), Ring-Fenced Bank Commercial & Institutional and Private Banking & Wealth Management – 16.9% (2024 – 16%), RBS International – 16.7% (2024 – 14.6%).

Notes to the consolidated financial statements continued

17 Other assets

Other assets are non-financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2025 £m	2024 £m
Interests in associates (1)	753	690
Property, plant and equipment (2)	4,282	3,967
Pension schemes in net surplus (Note 5)	234	190
Tax recoverable	71	7
Deferred tax (Note 7)	1,252	1,876
Assets of disposal groups	229	64
Other	1,678	1,602
Other assets	8,499	8,396

(1) Includes interest in Business Growth Fund £730 million (2024 - £678 million).
(2) The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

18 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2025 £m	2024 £m
Customer deposits including repos	2,312	1,812
Debt securities in issue		
- MRELs	25,441	23,998
- Other medium term notes	28,033	22,087
- Commercial paper and certificates of deposit	9,401	11,266
- Covered bonds	749	749
- Securitisation	1,663	1,175
Total	67,599	61,087

Notes to the consolidated financial statements continued

19 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2025 £m	2024 £m
Dated loan capital	5,983	5,996
Undated loan capital	21	21
Preference shares	119	119
	6,123	6,136

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Dated loan capital		First call date	Maturity date	Capital treatment	2025 £m	2024 £m
NatWest Group plc						
£1,000 million	3.622% notes	May-25	Aug-30	Tier 2	-	1,006
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1,002	1,001
€1,000 million	3.723% notes	Feb-30	Feb-35	Tier 2	898	-
$1,000 million	6.475% notes	Mar-29	Jun-34	Tier 2	746	799
$850 million	3.032% notes	Aug-30	Nov-35	Tier 2	547	550
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	656	624
€700 million	5.763% notes	Nov-28	Feb-34	Tier 2	640	608
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	655	644
£600 million	5.642% notes	Oct-29	Oct-34	Tier 2	605	608
					5,749	5,840
Other subsidiaries						
€170 million	Floating rate notes	-	Feb-41	Not applicable	237	234
$150 million	7.125% notes	-	Oct-93	Not applicable	17	17
					6,003	6,091
Fair value hedging					(20)	(95)
					5,983	5,996

Notes to the consolidated financial statements continued

19 Subordinated liabilities continued

Undated loan capital		First call date	Maturity date	Capital treatment	2025 £m	2024 £m
Other subsidiaries						
£31 million	7.380% notes	-	-	Not applicable	**1**	1
£16 million	5.630% notes	Sep-26	-	Not applicable	**17**	17
£4.9 million	2.500% fixed notes	-	-	Not applicable	**3**	3
					21	21
Preference shares						
Other subsidiaries						
£140 million	Non-cumulative preference shares of £1	-	-	Not applicable	**119**	119
					119	119
Total					**6,123**	6,136

Notes to the consolidated financial statements continued

20 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities, including lease liabilities held at amortised cost. Other liabilities represent, for example, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

Other liabilities	2025 £m	2024 £m
Lease liabilities	535	630
Provisions for liabilities and charges	619	864
Retirement benefit liabilities (Note 5)	78	80
Accruals	1,350	1,353
Deferred income	422	394
Current tax	76	263
Deferred tax (Note 7)	104	99
Other liabilities (1)	842	918
Total	4,026	4,601

(1) Other liabilities include liabilities of disposal groups of £27 million (2024 - nil).

Provisions for liabilities and charges

	Customer redress £m	Litigation and other regulatory £m	Property £m	Commitments and guarantees £m	Other (1) £m	Total £m
At 1 January 2025	420	128	90	55	171	864
Expected credit loss impairment release	-	-	-	3	-	3
Currency translation and other movements	1	(7)	-	-	3	(3)
Charge to income statement	78	39	26	-	220	363
Release to income statement	(42)	(50)	(24)	-	(46)	(162)
Provisions utilised	(175)	(46)	(19)	-	(206)	(446)
At 31 December 2025	282	64	73	58	142	619

(1) Other materially comprises provisions for restructuring costs and provision for Bank of England Levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information refer to Accounting policy 3.12.

Background information on all material provisions is given in Note 25.

Notes to the consolidated financial statements continued

21 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid, multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserve, capital redemption reserve and own shares held.

For accounting policy information refer to Accounting policy 3.10.

			Number of shares	
	2025	2024	**2025**	2024
Allotted, called up and fully paid	**£m**	£m	**000s**	000s
Ordinary shares of £1.0769 (1)	**8,860**	8,972	**8,227,042**	8,331,145
Cumulative preference shares of £1	**0.5**	0.5	**483.0**	483.0

(1) The nominal value of ordinary shares without rounding is £1.076923076923077 per share.

		Number of shares
Movement in allotted, called up and fully paid ordinary shares	**£m**	**000s**
At 31 December 2023	**9,683**	**8,991,737**
Share cancellation	**(711)**	**(660,592)**
At 31 December 2024	**8,972**	**8,331,145**
Share cancellation	**(112)**	**(104,103)**
At 31 December 2025	**8,860**	**8,227,042**

Ordinary shares

There is no authorised share capital under the company's constitution. At 31 December 2025, the directors had authority granted at the 2025 Annual General Meeting (AGM) to issue up to £435 million nominal of ordinary shares other than by pre-emption to existing shareholders.

On-market purchases

At the AGM in 2025, shareholders renewed the authority (2025 Authority) for the company to make on-market purchases of up to 807,750,182 ordinary shares. The directors used the 2025 Authority to carry out a share buyback programme (the 2025 Programme) of up to £750 million, as announced to the market on 28 July 2025.

The 2025 Programme started on 28 July 2025 and will end no later than 13 February 2026, provided that the term of the 2025 Programme may be extended to end no later than 13 March 2026 to account for any days where usual trading has not been possible because of market events during the term of the 2025 Programme.

As at 31 December 2025, 104,103,117 ordinary shares (nominal value £112,111,049) have been purchased by the company under the 2025 Programme at a volume weighted average price of 551.8173 pence per ordinary share for a total consideration of £574,458,965. All of the purchased ordinary shares were cancelled, representing 1.27% of the company's issued ordinary share capital.

Off-market purchases

The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) was renewed at the 2025 AGM.

The company did not make any off-market purchases under this authority in 2025.

Dividends

In 2025 NatWest Group paid an interim dividend of £768 million, or 9.5 pence per ordinary share (2024 – £498 million, or 6 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.8 billion, or 23.0 pence per ordinary share (2024 – £1.2 billion, or 15.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the AGM on 28 April 2026. If approved, payment will be made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026. The ex-dividend date will be 19 March 2026.

Cumulative preference shares

At the AGM in 2025, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2026.

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

Other equity

	2025 £m	2024 £m	2023 £m
Additional Tier 1 notes			
$1.15 billion 8.000% notes callable August 2025	-	736	735
$1.50 billion 6.000% notes callable December 2025 - June 2026	-	1,220	1,220
£1.00 billion 5.125% notes callable May - November 2027 (1)	998	998	998
£0.40 billion 4.5% notes callable March 2028 (2)	399	399	399
$0.75 billion 4.6% notes callable June 2031 (3)	539	539	538
£0.75 billion 7.50% notes callable February 2032 (4)	748	-	-
$1.00 billion 8.125% notes callable November 2033 (5)	798	798	-
$0.75 billion 7.3% notes callable November 2034 (6)	590	590	-
£0.50 billion 7.625% notes callable February 2035 (7)	499	-	-
	4,571	5,280	3,890

(1) Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(2) Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(3) Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.462 (translated at applicable exchange rate) per share.
(4) Issued in March 2025. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(5) Issued in May 2024. In the event of conversion, converted into ordinary shares at a price of $2.205 (translated at applicable exchange rate) per share.
(6) Issued in November 2024. In the event of conversion, converted into ordinary shares at a price of $2.226 (translated at applicable exchange rate) per share.
(7) Issued in September 2025. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company's discretion. In the event NatWest Group's CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price.

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and Additional Tier 1 instruments.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company's paid up share capital. The nominal value of the shares bought back from market during 2025 and via the Programme during 2025 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2025, 10 million ordinary shares of £1.0769 each of the company (2024 - 11 million) were held by employee share trusts in respect of share awards and options granted to employees.

During 2025, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans.

The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

The company has used a total of 56 million treasury shares in 2025 to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2025 was 221 million.

NatWest Group plc optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account.

Notes to the consolidated financial statements continued

22 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example, when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees.

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred, or the credit risk is transferred via a derivative or financial guarantee to a SE which then issues liabilities to third party investors.

NatWest Group's involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets. In 2025 NatWest Group transacted an own-asset RMBS via a sponsored unconsolidated SE, resulting in £2.1 billion of residential mortgage assets being derecognised from the NatWest Group balance sheet.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2025, debt securities in issue by such SEs (and held by third parties) were £1,663 million (2024 - £1,175 million). The associated loans and mortgages at 31 December 2025 were £24,535 million (2024 - £13,226 million). At 31 December, ECL in relation to non - defaulted assets was reduced by £43 million (2024 - £43 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2025, £8,278 million (2024 - £9,668 million) of loans to customers provided security for debt securities in issue and other borrowing of £2,935 million (2024 - £2,305 million).

Lending of own issued securities

Where the NatWest Group issues and retains debt securities it does not recognise them. From time to time the NatWest Group issues, retains, and lends debt securities under bespoke securities lending and repurchase financing arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent or sold under such arrangements and, where the ability of the recipient to sell or pledge the asset is restricted under a bespoke arrangement, does not recognise them. At 31 December 2025, £4,580 million (2024 - £4,715 million) of secured own issued liabilities have been retained and lent under securities lending and repurchase financing arrangements, total retained secured own issued liabilities £8,156 million (2024 - £6,956 million).

At 31 December 2025, £5,071 million (2024 - £4,878 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending and repurchase financing arrangements, total loans and other debt instruments providing security for retained secured own issued liabilities £10,872 million (2024 - £10,770 million).

Unconsolidated structured entities

The term 'unconsolidated structured entities' refers to structured entities not controlled by NatWest Group, and which are established either by NatWest Group or a third party. An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns for NatWest Group arising from the performance of the entity. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to NatWest Group, provision of lending and loan commitments, financial guarantees and investment management agreements. NatWest Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. Structured entities may take the form of funds, trusts, partnerships, securitisation vehicles, and private investment companies. NatWest Group considers itself to be the sponsor of a structured entity where it is primarily involved in the set up and design of the entity and where NatWest Group transfers assets to the entity, markets products associated with the entity in its own name, and/or provides guarantees in relation to the performance of the entity. The nature and extent of NatWest Group's interests in unconsolidated structured entities is summarised in the following table:

	2025			2024		
	Asset-backed securitisation vehicles	Investment funds and other	Total	Asset-backed securitisation vehicles	Investment funds and other	Total
	£m	£m	£m	£m	£m	£m
Assets						
Trading assets	122	28	150	252	216	468
Derivatives	96	-	96	94	-	94
Loans to customers	7,471	1,736	9,207	5,399	1,601	7,000
Other financial assets	17,504	723	18,227	15,744	923	16,667
Total	25,193	2,487	27,680	21,489	2,740	24,229
Liabilities						
Derivatives	82	2	84	153	8	161
Total	82	2	84	153	8	161
Off balance sheet						
Liquidity facilities/loan commitments	2,374	416	2,790	2,134	457	2,591
Guarantees	-	546	546	-	104	104
Total	2,374	962	3,336	2,134	561	2,695
Maximum exposure	27,485	3,447	30,932	23,470	3,293	26,763

Notes to the consolidated financial statements continued

23 Asset transfers and collateral received

This note provides an overview of assets that have been transferred but where the NatWest Group retains substantially all the risks and rewards of the transferred assets and therefore continues to recognize them on balance sheet. This note also provides an overview of collateral received by NatWest Group, which the Group is permitted to sell or re-pledge.

Transfers that do not qualify for derecognition

NatWest Group enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition (1)	2025 £m	2024 £m
Trading assets	**8,210**	7,708
Loans to bank - amortised cost	**29**	70
Loans to customers - amortised cost	**110**	45
Other financial assets	**19,854**	13,174
Total	**28,203**	20,997

(1) Associated liabilities were £27,478 million (2024 – £20,394 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities, bank and stock borrowings and other transactions. Under standard arrangements the counterparty has the right to sell or repledge the collateral. Where the NatWest Group retains exposure to the significant risks and rewards of the transferred collateral it is not derecognised from the NatWest Group balance sheet and continues to be disclosed within either Trading Assets, Loans to Customers or Other Financial Assets.

Assets pledged against liabilities	2025 £m	2024 £m
Trading assets	**7,894**	10,288
Loans to customers - amortised cost	**16,052**	19,030
Other financial assets (1)	**5,648**	4,451
Total	**29,594**	33,769

(1) Includes assets pledged for pension derivatives and £524 million of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

As part of the covered debt programme £8,278 million of loans to customers and other debt instruments (2024 – £9,668 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issuances of debt securities and other borrowings by the NatWest Group of £2,935 million (2024 – £2,305 million). Refer to Note 22.

Collateral received

The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivatives margining that NatWest Group is permitted to sell or repledge in the absence of default was £113,866 million (2024: £110,151 million).The fair value of any such collateral sold or repledged was £70,284 million (2024: £61,530 million).

NatWest Group is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining.

Notes to the consolidated financial statements continued

24 Capital resources

NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.

	2025 £m	2024 £m
Shareholders' equity (excluding non-controlling interests)		
Shareholders' equity	42,599	39,350
Other equity instruments	(4,571)	(5,280)
	38,028	34,070
Regulatory adjustments and deductions		
Own credit	42	28
Defined benefit pension fund adjustment	(187)	(147)
Cash flow hedging reserve	752	1,443
Deferred tax assets	(804)	(1,084)
Prudential valuation adjustments	(167)	(230)
Goodwill and other intangible assets	(7,386)	(7,544)
Expected loss less impairment	(89)	(27)
Foreseeable ordinary dividends	(1,837)	(1,249)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(921)	-
Adjustment under IFRS 9 transitional arrangements	-	33
	(10,962)	(9,142)
CET1 capital	27,066	24,928
Additional Tier 1 (AT1) capital		
Qualifying instruments and related share premium	4,555	5,259
AT1 capital	4,555	5,259
Tier 1 capital	31,621	30,187
Qualifying Tier 2 capital		
Qualifying instruments and related share premium	5,754	5,918
Tier 2 capital	5,754	5,918
Total regulatory capital	37,375	36,105

(1) Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution. Refer to Notes 5 and 32.

(2) For December 2025, the foreseeable charge of £921 million relates to share buybacks (£750 million relating to FY 2025, £171 million relating to H1 2025).

It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within NatWest Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of NatWest Group to lend money to other members of NatWest Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

Notes to the consolidated financial statements continued

25 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2025. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	2025 £m	2024 £m
Contingent liabilities and commitments		
Guarantees	2,810	3,060
Other contingent liabilities	1,548	1,496
Standby facilities, credit lines and other commitments	142,765	135,405
Total	147,123	139,961

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's specified obligations to a third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2025 £m	2024 £m
Capital expenditure on property, plant and equipment	12	14
Contracts to purchase goods or services (1)	1,188	1,160
	1,200	1,174

(1) Of which due within 1 year: £477 million (2024 – £356 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group's financial statements. NatWest Group earned fee income of £339 million (2024 - £302 million; 2023 - £264 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

Notes to the consolidated financial statements continued

25 Memorandum items continued

Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter.

NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 20 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 417 to 419.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as two non-class actions.

On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision is being appealed in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the US Court of Appeals.

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons.

On 22 August 2025, the US Court of Appeals reversed the SDNY's decision in the Euribor case, reinstating claims against NWM plc. That case has therefore returned to the SDNY for further proceedings.

On 15 September 2025, the US Court of Appeals affirmed the SDNY's dismissal of the Pound Sterling LIBOR case.

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

Notes to the consolidated financial statements continued

25 Memorandum items continued

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’ but are not respondents.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, which the court approved in August 2025. The settlement amount is covered in full by an existing provision.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network.

In March 2022, the CAT declined to certify either application as collective proceedings on an opt-out basis. This decision was appealed by the applicants and was the subject of an application for judicial review.

The CAT, in its judgment, allowed the applicants three months in which to reformulate their claims as opt-in claims.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal was heard in April 2025.

In December 2025, the UK Supreme Court reinstated the CAT’s decision to refuse the application for a collective proceedings order on an opt-out basis.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018 and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

The applicants sought the court’s permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval.

The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court.

In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision.

The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Notes to the consolidated financial statements continued

25 Memorandum items continued

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

In May 2025, the US Court of Appeals affirmed a January 2024 decision by the SDNY which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

The case in New Mexico (which had been stayed pending the appeal of the SDNY's decision) has now resumed. The defendants have filed a motion to dismiss, which is pending.

Odd lot corporate bond trading antitrust litigation

On 2 September 2025, the SDNY dismissed the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs did not appeal the SDNY's decision and the case is now closed.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018.

In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois. The motion to dismiss remains pending.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre-judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Offshoring VAT assessments

HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is progressing its appeal before the Tax Tribunal in its own name. NatWest Group plc will also continue to review next steps relevant to the judicial review.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011.

NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

Notes to the consolidated financial statements continued

25 Memorandum items continued

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case.

On 30 September 2025, the district court denied a motion by the plaintiffs to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB.

It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB sought the return of that amount plus interest.

Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals were scheduled to be heard in November 2025 but did not progress as 1MDB withdrew their appeal and discontinued the claim.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Oracle Securities Litigation

On 14 January 2026, a class action complaint was filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. The complaint alleges that the offering documents for the bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence infrastructure expansion.

The complaint seeks damages under the U.S. Securities Act of 1933 (the 'Securities Act'), as amended, on behalf of those who purchased Oracle's bonds. In connection with the bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act.

Tandanor Litigation in Argentina

In October 2012, a claim was filed in the District Court of Buenos Aires by 'Argentina Talleres Navales Dársena Norte Sociedad Anónima Comercial, Industrial y Naviera' ("Tandanor") (a naval repair business) against what is now the Representative Office of The Royal Bank of Scotland NV, Argentine Branch (in liquidation) (the "Representative Office") and eleven private individuals. (The Representative Office inherited the claim from Banco Holandés Unido, Argentine Branch.) The claim, which was unquantified, sought damages for alleged fraudulent conduct during Tandanor's privatisation, which concluded in 1993. The Representative Office's participation in the privatisation was 2.9%. The Argentine Ministry of Defence joined Tandanor as a plaintiff in 2014.

The claim was dismissed on limitation grounds in 2018, and the plaintiffs were unsuccessful in subsequent appeals. In November 2024, however, the Argentine Supreme Court set the appealed judgments aside and, in June 2025, the Argentine Federal Court of Appeal returned the case to the Argentine Federal District Court for further consideration. In December 2025, the plaintiffs filed an update quantifying damages at USD 1.1 billion. The Representative Office continues to defend the claim and has requested a hearing.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

Notes to the consolidated financial statements continued

25 Memorandum items continued

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM's notable progress in strengthening its compliance programme, certain of NWM's remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the agreement and extended NWM's obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 417 to 419 of the NatWest Group plc Annual Report and Accounts 2025.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes.

The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work, which is expected to conclude in H1 2026.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

Ulydien (formerly UBIDAC) customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC's appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Decisions are awaited from the FSPO in respect of these cases.

Other customer remediation in Ulster Bank Ireland DAC

Ulydien identified other legacy issues leading to the establishment of remediation requirements, and progress is ongoing to conclude activities.

Notes to the consolidated financial statements continued

26 Non-cash and other items

This note shows non-cash items adjusted for in the cash flow statement and movement in operating assets and liabilities.

	2025 £m	2024 £m	2023 £m
Impairment losses	**671**	359	572
Depreciation and amortisation	**1,154**	1,058	934
Change in fair value taken to profit or loss of other financial assets	**33**	274	(584)
Change in fair value taken to profit or loss of other financial liabilities and subordinated liabilities	**517**	200	831
Foreign exchange recycling losses/(gains)	**28**	77	(484)
Elimination of foreign exchange differences	**(1,673)**	1,525	312
Income receivable on other financial assets	**(3,138)**	(2,459)	(1,415)
Loss on sale of other financial assets	**8**	21	44
Share of (profit)/loss of associates	**(68)**	(19)	9
(Gain)/loss on sale of other assets and net assets and liabilities	**(7)**	(23)	125
Interest payable on MRELs and subordinated liabilities	**1,340**	1,407	1,352
Gain on redemption of own debt	**-**	-	(3)
Charges and releases of provisions	**201**	330	313
Change in fair value of cash flow hedges	**899**	1,494	1,021
Other non-cash items	**126**	35	59
Defined benefit pension schemes	**93**	86	122
Non-cash and other items	**184**	4,365	3,208
Change in operating assets and liabilities			
Change in trading assets	**197**	(5,331)	327
Change in derivative assets	**17,687**	(373)	20,826
Change in settlement balance assets	**1,440**	5,146	(4,659)
Change in loans to banks	**(950)**	278	752
Change in loans to customers	**(16,846)**	(17,173)	(15,626)
Change in other financial assets	**292**	(92)	132
Change in other assets	**(81)**	133	(213)
Change in assets of disposal groups	**-**	106	412
Change in bank deposits	**12,640**	9,262	1,749
Change in customer deposits	**6,848**	2,113	(18,964)
Change in settlement balance liabilities	**(787)**	(4,916)	4,633
Change in trading liabilities	**(5,694)**	1,078	828
Change in derivative liabilities	**(18,108)**	(313)	(21,652)
Change in other financial liabilities	**5,090**	3,640	6,564
Change in notes in circulation	**(152)**	79	19
Change in other liabilities	**(604)**	(904)	(807)
Change in operating assets and liabilities	**972**	(7,267)	(25,679)

Notes to the consolidated financial statements continued

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing significant influence in associates or control of subsidiaries and net assets and liabilities purchased and sold.

These cash flows are presented as investing activities on the cash flow statement.

	2025 £m	2024 £m	2023 £m
Fair value given for business acquired	-	-	(139)
Acquisition of interest in associates	(14)	(4)	-
Additional investment in associates	-	(1)	(5)
Cash paid for assets and liabilities purchased	244	(2,296)	-
Net inflow/(outflow) of cash in respect of acquisitions	230	(2,301)	(144)
Disposal of net assets and liabilities	-	1,003	5,560
Loss on disposal of net assets and liabilities	-	(8)	(87)
Net inflow of cash in respect of disposals	-	995	5,473
Dividends received from associate	19	1	16
Net cash expenditure on intangible assets	(617)	(614)	(744)
Net (outflow)/inflow of cash	(368)	(1,919)	4,601

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group, including movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium, and paid-in equity			Subordinated liabilities			MREL instruments		
	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m
At 1 January	15,413	14,734	15,590	6,136	5,714	6,260	23,998	21,660	22,265
Issued	1,248	1,390	-	828	1,386	611	4,864	5,051	3,973
Redeemed	(1,957)			(1,000)	(999)	(1,250)	(3,177)	(2,854)	(4,236)
Interest paid				(267)	(459)	(439)	(1,035)	(885)	(844)
Net cash flows from financing activities	(709)	1,390	-	(439)	(72)	(1,078)	652	1,312	(1,107)
Shares repurchased	(112)	(711)	(856)						
Effects of foreign exchange				16	(54)	(166)	(666)	(49)	(987)
Changes in fair value				127	76	230	390	124	601
Loss on redemption of own debt				-	-	(3)	-		
Interest payable				279	465	464	1,061	942	888
Other				4	7	7	6	9	-
At 31 December	14,592	15,413	14,734	6,123	6,136	5,714	25,441	23,998	21,660

Notes to the consolidated financial statements continued

29 Analysis of cash and cash equivalents

Non-cash and other add back items and movements in operating assets and liabilities are adjusted for in the cash flow statement. Loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2025	2024	2023
	£m	£m	£m
Cash and balances at central banks	**85,182**	92,994	104,262
Trading assets (1)	**4,703**	6,886	8,851
Other financial assets	**631**	-	139
Loans to banks	**4,917**	4,965	5,572
Cash and cash equivalents	**95,433**	104,845	118,824

(1) Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £2,647 million (2024 - £3,660 million; 2023 - £4,434 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. NatWest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €100 million (2024 - €95 million, 2023 - €132 million). The Royal Bank of Scotland International Limited had balances with Central Bank of Luxembourg of £79 million (2024 - £111 million, 2023 - £135 million).

Notes to the consolidated financial statements continued

30 Directors' and key management remuneration

Directors and key management are remunerated for services rendered in the period. The executive directors may participate in the company's long-term incentive plans, executive share option and Sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director are also given in the Directors' remuneration report.

Key management comprises members of the NatWest Group plc and NWH Ltd Boards, members of the NatWest Group plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of NatWest Group plc under the new governance structure.

Directors' remuneration	2025 £000	2024 £000
Non-executive directors emoluments	**1,638**	1,547
Chair and executive directors emoluments	**7,519**	6,425
	9,157	7,972
Amounts receivable under long-term incentive plans and share option plans	**3,279**	1,471
Total	**12,436**	9,443

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2025 £000	2024 £000
Short-term benefits	**23,380**	20,862
Post-employment benefits	**683**	643
Share-based payments	**10,801**	5,624
	34,864	27,129

Short term benefits include benefits expected to be settled wholly within twelve months of balance sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vested under rewards schemes.

31 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprises directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management, and relate to those who were key management at any time during the financial period.

	At 31 December 2025 £000	2024 £000
Loans to customers - amortised cost	**2,631**	3,538
Customer deposits	**52,378**	39,431

At 31 December 2025, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £2,582,333 in respect of loans to six persons who were directors of the company at any time during the financial period.

Notes to the consolidated financial statements continued

32 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. This includes subsidiaries, associates, joint ventures, post-employment benefits plans, Key management personnel and their close family members and entities controlled by them. Transactions between an entity and any related party are disclosed in the financial statements in accordance with both accounting standards and relevant listing rules to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

In May 2025, the UK Government through His Majesty's Treasury (HMT) sold its remaining shareholding in NatWest Group plc. Under UK listing rules the UK Government and UK Government-controlled bodies remained related parties until 12 July 2025, 12 months after the UK Government shareholding in NatWest Group plc fell below 20%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the UK bank levy Note 3) and FSCS levy (Note 25) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions having eligible liabilities greater than £600 million are required to pay the levy. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries, liabilities to the Bank of England.

Other Related Parties

In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

The primary financial statements of the parent company include transactions and balances with its subsidiaries which have been further disclosed in the relevant notes.

Associates, joint ventures (JVs) and equity investments

In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interest are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

Amounts included in the NatWest Group financial statements, in aggregate, by category of related party are as follows:

31 December 2025	Associates and joint ventures £m	Equity shares (1) £m	Total £m
Investments	**753**	**1**	**754**
Loans to customers - amortised cost	**-**	**4**	**4**
Customer deposits	**1**	**-**	**1**
Other comprehensive income	**-**	**33**	**33**
Other operating income	**69**	**10**	**79**
31 December 2024			
Investments	690	122	812
Loans to customers - amortised cost	-	4	4
Customer deposits	1	1	2
Other comprehensive income	-	(22)	(22)
Other operating income	19	-	19

(1) Represents investments in entities where ownership is more than 10%

Notes to the consolidated financial statements continued

32 Related parties continued

Post employment benefits

NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it. NatWest Group Pension Fund holds bank accounts held with the NatWest Group plc. At 31 December 2025 these balances amounted to £44.1 million (2024 - £43.2 million).

NatWest Group Pension fund also holds certain interest rate swaps, inflation swaps, credit derivatives, cross currency swaps and forward exchange rate agreements where subsidiaries of NatWest Group act as counterparties. These transactions are on commercial terms and carried out on an arms-length basis.

During February 2023, NatWest Group entered into an agreement to establish a new legal structure to hold assets, consolidated on NatWest Group's balance sheet, to meet potential future contributions required by the Main section of the Group' Pension Fund. This transaction required transfer of £471 million to the Reservoir Trust after the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. Refer to details in Note 5 and in Material contracts information on page 423.

33 Post balance sheet events

A post balance sheet event is an event that takes place between the reporting date and the date of approval of the financial statements. Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2025 (reporting date), including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2025 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 9 February 2026, NatWest Group plc announced that it had reached an agreement to acquire Evelyn Partners for an enterprise value of £2.7 billion. Evelyn Partners is a leading integrated wealth management and financial planning firm with approximately £69 billion of assets under management and administration. The transaction is expected to complete in the summer of 2026, subject to regulatory approval.

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 23.99 million shares since December 2025 for a total consideration (excluding fees) of £156.76 million.

Other than as disclosed in the accounts, there have been no other significant events subsequent to 31 December 2025 which would require a change or additional disclosure.

Parent company financial statements and notes

Balance sheet as at 31 December 2025

	Note	2025 £m	2024 £m
Assets			
Derivatives with subsidiaries		**113**	462
Loans to banks - amortised cost		**2**	2
Amounts due from subsidiaries	4	**29,555**	27,306
Investments in Group undertakings	8	**53,037**	53,428
Other assets		**69**	21
Total assets		**82,776**	81,219
Liabilities			
Amounts due to subsidiaries	4	**86**	483
Derivatives		**262**	685
Other financial liabilities		**25,754**	24,243
Subordinated liabilities	7	**5,749**	5,840
Other liabilities		**27**	25
Total liabilities		**31,878**	31,276
Owners' equity		**50,898**	49,943
Total liabilities and equity		**82,776**	81,219

Owners' equity of NatWest Group plc as at 31 December 2025 includes the profit for the year of £4,472 million (2024 - £3,950 million).

As permitted by section 408(3) of the Companies Act 2006, the primary financial statements of the company do not include an income statement or a statement of comprehensive income.

The accounts were approved by the Board of directors on 12 February 2026 and signed on its behalf by:

Richard Haythornthwaite
Chair

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2025

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (3) £m	Retained earnings £m	Other reserves Cash flow hedging £m	Total equity £m
At 1 January 2025	**10,133**	**5,265**	**2,344**	**32,202**	**(1)**	**49,943**
Profit attributable to ordinary shareholders and other equity owners				**4,472**		**4,472**
Other comprehensive income						
Amounts recognised in equity					**(4)**	**(4)**
Reclassification of OCI to Income statement					**4**	**4**
Total comprehensive income				**4,472**	**-**	**4,472**
Transactions with owners						
Ordinary share dividends paid				**(2,018)**		**(2,018)**
Paid-in equity dividends paid				**(352)**		**(352)**
Redemption of paid-in equity		**(1,951)**		**(27)**		**(1,978)**
Shares repurchased (1)	**(112)**		**112**	**(579)**		**(579)**
Paid-in equity issued (2)		**1,244**				**1,244**
Share-based payments				**16**		**16**
Shares vested under employee share schemes			**150**			**150**
At 31 December 2025	**10,021**	**4,558**	**2,606**	**33,714**	**(1)**	**50,898**
At 1 January 2024	10,844	3,875	1,999	32,221	(4)	48,935
Profit attributable to ordinary shareholders and other equity owners				3,950		3,950
Other comprehensive income						
Amounts recognised in equity					1	1
Reclassification of OCI to Income statement					3	3
Tax					(1)	(1)
Total comprehensive income				3,950	3	3,953
Transactions with owners						
Ordinary share dividends paid				(1,505)		(1,505)
Paid-in equity dividends paid				(283)		(283)
Shares repurchased (1,4)	(711)		711	(2,176)		(2,176)
Paid-in equity issued (2)		1,390				1,390
Share-based payments				(5)		(5)
Shares vested under employee share schemes			174			174
Own shares acquired (3)			(540)			(540)
At 31 December 2024	10,133	5,265	2,344	32,202	(1)	49,943

For the notes to this table refer to the following page.

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2025 continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (3) £m	Retained earnings £m	Other reserves Cash flow hedging £m	Total equity £m
At 1 January 2023	11,700	3,875	1,388	33,134	15	50,112
Profit attributable to ordinary shareholders and other equity owners				2,842		2,842
Other comprehensive income						
Amounts recognised in equity					(6)	(6)
Reclassification of OCI to Income statement					(19)	(19)
Tax					6	6
Total comprehensive income				2,842	(19)	2,823
Transactions with owners						
Ordinary share dividends paid				(1,456)		(1,456)
Paid-in equity dividends paid				(242)		(242)
Shares repurchased (1,4)	(856)		856	(2,057)		(2,057)
Shares vested under employee share schemes			114			114
Own shares acquired			(359)			(359)
At 31 December 2023	10,844	3,875	1,999	32,221	(4)	48,935

(1) As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 105.5 million shares (2024 - 173.3 million, 2023 - 460.3 million, of which 2.3 million were settled in January 2024) of which 1.4 million shares were settled in January 2026. The total consideration for these shares excluding fees was £586.3 million (2024 - £450.9 million, 2023 - £1,151.7 million of which 4.9 million shares were settled in January 2024) of which 9 million was settled in January 2026. The nominal value of the share cancellations was transferred to the capital redemption reserve.

(2) The issuance above is after netting of issuance fees of £2.8 million (2024 – £2.4 million), and the associated tax credit of £0.7 million (2024 – £0.7 million).

(3) Other statutory reserves consist of Capital redemption reserves of £3,306 million (2024 - £3,194 million, 2023 - £2,483 million) and Own shares held reserves of £700 million (2024 – £850 million, 2023 – £484 million).

(4) In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty's Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

The accompanying notes on pages 380 to 393 form an integral part of these financial statements.

Parent company financial statements and notes continued

Cash flow statement for the year ended 31 December 2025

	Note	2025 £m	2024 £m	2023 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations		**4,404**	3,932	2,796
Adjustments for:				
Non-cash and other items	9	**(3,948)**	(3,414)	(3,602)
Change in operating assets and liabilities	9	**(2,416)**	178	3,699
Income taxes received		**23**	78	-
Net cash flows from operating activities (1)		**(1,937)**	774	2,893
Cash flows from investing activities				
Additional investments in Group undertakings		**(2,361)**	(1,391)	(260)
Disposals of investments in Group undertakings		**3,113**	559	-
Dividends received from subsidiaries		**4,555**	4,163	3,542
Net cash flows from investing activities		**5,307**	3,331	3,282
Cash flows from financing activities				
Issue of paid-in equity		**1,244**	1,390	-
Redemption of paid-in equity		**(1,978)**	-	-
Issue of subordinated liabilities		**827**	1,386	611
Redemption of subordinated liabilities		**(1,000)**	(1,001)	(907)
Interest paid on subordinated liabilities		**(255)**	(317)	(314)
Issue of MRELs		**1,474**	8	43
Maturity and redemption of MRELs		**(800)**	(834)	(1,409)
Interest paid on MRELs		**(269)**	(262)	(333)
Share repurchased		**(579)**	(2,716)	(2,416)
Dividends paid		**(2,370)**	(1,788)	(1,698)
Net cash flows from financing activities		**(3,706)**	(4,134)	(6,423)
Effects of exchange rate changes on cash and cash equivalents		**(4)**	(1)	(10)
Net decrease in cash and cash equivalents		**(340)**	(30)	(258)
Cash and cash equivalents at 1 January		**910**	940	1,198
Cash and cash equivalents at 31 December (2)		**570**	910	940

(1) Includes interest received of £492 million (2024 - £520 million, 2023 - £541 million) and interest paid of £855 million (2024 - £968 million, 2023 - £1,073 million).

(2) Cash and cash equivalents comprise loans and advances due from the holding company and fellow subsidiaries with an original maturity of less than three months for 2025, 2024 and 2023.

Parent company financial statements and notes continued

1 Presentation of financial statements

The accounting policies applied to the parent company financial statements are the same as those applied in the consolidated financial statements except investment in group undertaking (subsidiaries) are stated at cost less impairment and that it has no policy regarding consolidation.

The directors have prepared the financial statements on a going concern basis based on the directors' assessment that the parent company will continue in operational existence for a period of twelve months from the date the financial statements are approved (refer to the Report of the directors).

2 Critical accounting policies and sources of estimation uncertainty

The reported results of the parent company are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions involved in the parent company's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are those involved in assessing the impairment, if any, in its investment in group undertakings, refer to Note 8.

3 Derivatives with subsidiaries – designated hedges

Fair value hedging is used to hedge loans and other financial liabilities, and cash flow hedging is used to hedge other financial liabilities and subordinated liabilities.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

The following table shows derivatives held for hedging purposes.

	2025			2024		
	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Fair value hedging - interest rate contracts	**11.2**	**28**	**220**	12.6	48	472
Cash flow hedging - exchange rate contracts	**1.4**	**-**	**4**	1.4	-	8
Total	**12.6**	**28**	**224**	14.0	48	480

4 Financial instruments – classification

The following tables analyse NatWest Group plc's financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Instruments held at fair value are within level 2 of the fair value hierarchy for both periods. Refer to Note 10 for information on the valuation of fair value instruments.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

Assets	MFVTPL £m	Amortised cost £m	Other assets £m	Total £m
Derivatives with subsidiaries	**113**			**113**
Loans to banks - amortised cost		**2**		**2**
Amounts due from subsidiaries	**19,342**	**10,210**	**3**	**29,555**
Investment in Group undertakings			**53,037**	**53,037**
Other assets			**69**	**69**
31 December 2025	**19,455**	**10,212**	**53,109**	**82,776**
Derivatives with subsidiaries	462			462
Loans to banks - amortised cost		2		2
Amounts due from subsidiaries	18,835	8,471		27,306
Investment in Group undertakings			53,428	53,428
Other assets			21	21
31 December 2024	19,297	8,473	53,449	81,219

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Amounts due to subsidiaries	**66**		**15**	**5**	**86**
Derivatives with subsidiaries	**262**				**262**
Other financial liabilities (1)		**16,209**	**9,545**		**25,754**
Subordinated liabilities			**5,749**		**5,749**
Other liabilities				**27**	**27**
31 December 2025	**328**	**16,209**	**15,309**	**32**	**31,878**
Amounts due to subsidiaries	338		22	123	483
Derivatives with subsidiaries	685				685
Other financial liabilities (1)		14,775	9,468		24,243
Subordinated liabilities			5,840		5,840
Other liabilities				25	25
31 December 2024	1,023	14,775	15,330	148	31,276

(1) Other financial liabilities are MRELs.

Parent company financial statements and notes continued

4 Financial instruments – classification continued

The following table shows amounts due to/from subsidiaries of NatWest Group plc.

	2025 £m	2024 £m
Assets		
Trading assets	**220**	561
Loans to banks and customers - amortised cost	**10,211**	8,471
Other financial assets	**19,122**	18,273
Other assets	**2**	1
Amounts due from subsidiaries	**29,555**	27,306
Derivatives (1)	**113**	462
Liabilities		
Trading liabilities	**66**	338
Bank and customer deposits	**-**	4
Other liabilities	**4**	123
Subordinated liabilities	**16**	18
Amounts due to subsidiaries	**86**	483
Derivatives (1)	**262**	685

(1) Intercompany derivatives are included within derivatives on the balance sheet.

5 Financial instruments - fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2025		2024	
	Carrying value £bn	Fair value £bn	Carrying value £bn	Fair value £bn
Financial assets				
Amounts due from subsidiaries (1)	**10.2**	**10.3**	8.5	8.5
Financial liabilities				
Other financial liabilities				
- debt securities in issue (2)	**9.5**	**9.7**	9.5	9.6
Subordinated liabilities (2)	**5.7**	**5.9**	5.8	5.9

(1) Fair value hierarchy level 2 - £10.3 billion (2024 - £5.7 billion) and level 3 - £nil billion (2024 - £2.8 billion).
(2) Fair value hierarchy level 2.

6 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments based on contractual date of maturity.

	2025			2024		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Derivatives with subsidiaries	**8**	**105**	**113**	34	428	462
Loans to banks - amortised cost	**2**	**-**	**2**	2	-	2
Amounts due from subsidiaries (1)	**4,666**	**24,886**	**29,552**	4,023	23,283	27,306
Liabilities						
Amounts due to subsidiaries (2)	**65**	**16**	**81**	342	18	360
Derivatives with subsidiaries	**28**	**234**	**262**	78	607	685
Other financial liabilities	**3,820**	**21,934**	**25,754**	3,592	20,651	24,243
Subordinated liabilities	**1,077**	**4,672**	**5,749**	1,057	4,783	5,840

(1) Amounts due from subsidiaries relating to non-financial instruments of £3 million (2024 - nil) have been excluded from the table.
(2) Amounts due to subsidiaries relating to non-financial instruments of £5 million (2024 - £123 million) have been excluded from the table.

Parent company financial statements and notes continued

6 Financial instruments - maturity analysis continued

Financial liabilities: contractual maturity

The following table shows undiscounted cash flows payable up to 20 years from the balance sheet date, including future interest payments.

Held-for-trading liabilities amounting to £0.1 billion (2024 - £0.3 billion) have been excluded from the table.

2025	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	-	1	3	3	6	13
Derivatives held for hedging	68	24	72	42	34	-
Other financial liabilities	1,566	2,906	11,299	8,244	5,376	-
Subordinated liabilities	68	1,166	1,721	3,656	-	-
	1,702	4,097	13,095	11,945	5,416	13

2024	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	-	1	3	3	7	14
Derivatives held for hedging	96	103	192	67	63	-
Other financial liabilities	1,594	2,676	10,108	9,887	4,007	-
Subordinated liabilities	52	1,191	2,021	2,906	699	-
	1,742	3,971	12,324	12,863	4,776	14

(1) Amounts due from subsidiaries relating to non-financial instruments have been excluded from the table.

7 Subordinated liabilities

	2025 £m	2024 £m
Dated loan capital	5,749	5,840
	5,749	5,840

For details of subordinated liabilities, refer to Note 19 to the consolidated financial statements and notes.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

8 Investments in Group undertakings

Critical accounting policy: Investments in Group undertakings

At each reporting date, the parent company assesses whether there is any indication that its investment in its Group undertakings is impaired. If any such indication exists, the parent company undertakes an impairment test by comparing the carrying value of the investment in its Group undertakings with its estimated recoverable amount. The key judgement is in determining the recoverable amount. The recoverable amount of an investment in its Group undertakings is the higher of its fair value less cost to sell and its value in use, being an assessment of the discounted future cash flows of the entity. Impairment testing inherently involves a number of judgements: the five-year cash flow forecast, the choice of appropriate discount and growth rates, and the estimation of fair value. For accounting policy information refer to Accounting policy note 3.5.

Investments in Group undertakings are carried at cost less impairment losses. Movements during the year were as follows:

	2025 £m	2024 £m
At 1 January	53,428	52,592
Additional investments in Group undertakings	2,361	1,391
Disposals of investments in Group undertakings	(3,113)	(555)
Net reversal of impairment of investments	361	-
At 31 December	53,037	53,428

The recoverable amount of investments in Group undertakings is the higher of net asset value as a proxy for fair value less cost to sell or value in use. Where recoverable value is based on net asset value, the fair value measurement is categorised as Level 3 of the fair value hierarchy. The carrying value of Investments in Group undertakings at 31 December 2025 is supported by the respective recoverable values of the entities.

In 2025 the parent company issued £1,741 million of contingent convertible AT1 notes to its subsidiary NatWest Holdings Limited and £600 million to its subsidiary NatWest Markets Plc, in addition to a capital contribution of £20 million to AA Holdings Limited. In 2025, the disposal of investments related to the redemption of contingent convertible AT1 notes including £1,985 million previously issued to NatWest Holdings Limited, £903 million previously issued to NatWest Markets Plc, and £225 million previously issued to RBS International Limited Jersey. The additions in 2024 were for previous AT1 issuances to NatWest Holdings Limited and NatWest Markets Plc. The disposals in 2024 were for the redemption of AT1 notes issued to NatWest Holdings Limited.

The net reversal of impairment of investments in 2025 was mainly the reversal of a previous impairment of the investment in NatWest Markets Plc due to the increase in its net asset value.

Parent company financial statements and notes continued

8 Investments in Group undertakings continued

The impact of reasonably possible changes to the more significant variables in the value in use calculations for Natwest Holdings Limited is presented below. This reflects the sensitivity of the value in use to each variable on its own. The carrying value of NatWest Group's investment in NatWest Holdings Limited remains recoverable in all cases. It is possible that more than one change may occur at the same time.

		Assumptions			Impact of adverse movement		
	Carrying value	Pre-tax discount rate	Terminal growth rate	Recoverable amount exceeded carrying value	1% increase in discount rate	1% decrease in terminal growth rate	5% decrease in forecast income (1)
31 December 2025	£bn	%	%	£bn	£bn	£bn	£bn
NatWest Holdings Ltd	**42.6**	**16.0**	**1.4**	**15.8**	**(6.2)**	**(2.5)**	**(5.5)**
31 December 2024							
NatWest Holdings Ltd	42.8	16.0	1.4	9.8	(4.9)	(2.2)	(5.8)

(1) 5% income sensitivity has been applied to each year in the value in use calculation. The impact on the value in use shown above is however nonlinear as the majority of the value in use is derived in the terminal year.

The principal subsidiary undertakings of the parent company are shown below. Their capital consists of ordinary shares, preference shares and Additional Tier 1 notes which are unlisted with the exception of certain preference shares listed by NatWest Bank Plc. All of these subsidiaries are included in NatWest Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
National Westminster Bank Plc (1,3)	Banking	Great Britain	100%
The Royal Bank of Scotland plc (3)	Banking	Great Britain	100%
Coutts & Company (2,3)	Banking	Great Britain	100%
NatWest Markets Plc	Banking	Great Britain	100%
NatWest Markets N.V. (4)	Banking	Netherlands	100%
The Royal Bank of Scotland International Limited (5)	Financial Institution	Jersey	100%

(1) The parent company does not hold any of the preference shares in issue.
(2) Coutts & Company is incorporated with unlimited liability.
(3) Owned via NatWest Holdings Limited.
(4) Owned via NatWest Markets Plc.
(5) Owned via The Royal Bank of Scotland International (Holdings) Limited.

For full information on all related undertakings, refer to Note 12.

Parent company financial statements and notes continued

9 Non-cash and other items

This note shows non-cash items adjusted for in the cashflow statement and movement in operating assets and liabilities.

	2025 £m	2024 £m	2023 £m
Impairment losses/(releases) on intercompany loans to banks	**34**	(4)	(2)
Net (reversal of impairment)/impairment of investments in Group undertakings	**(361)**	-	484
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities	**521**	267	(683)
Elimination of foreign exchange differences	**(163)**	(84)	(485)
Other non-cash items	**23**	7	(11)
Dividends receivable from subsidiaries	**(4,555)**	(4,163)	(3,542)
Profit on sale of investments in Group undertakings	**-**	(3)	-
Interest payable on MRELs and subordinated liabilities	**549**	564	644
Change in fair value of cash flow hedges	**4**	-	-
Loss/(gain) on redemption of own debt	**-**	2	(7)
Non-cash and other items	**(3,948)**	(3,414)	(3,602)
Change in operating assets and liabilities			
Change in derivative assets	**346**	(4)	363
Change in amounts due from subsidiaries	**(2,091)**	129	3,688
Change in other assets	**-**	7	6
Change in amounts due to subsidiaries	**(395)**	(2,111)	549
Change in derivative liabilities	**(422)**	(252)	(443)
Change in other financial liabilities	**-**	2,476	(462)
Change in other liabilities	**146**	(67)	(2)
Change in operating assets and liabilities	**(2,416)**	178	3,699

Parent company financial statements and notes continued

10 Analysis of changes in financing during the year

	Share capital, share premium, and paid-in equity			Subordinated liabilities (1)			MREL instruments (2)		
	2025 £m	2024 £m	2023 £m	**2025 £m**	2024 £m	2023 £m	**2025 £m**	2024 £m	2023 £m
At 1 January	**15,398**	14,719	15,575	**5,858**	5,498	5,838	**5,825**	6,446	8,950
Issued	**1,244**	1,390	-	**827**	1,386	611	**1,474**	8	43
Redeemed	**(1,951)**	-	-	**(1,000)**	(1,001)	(907)	**(800)**	(834)	(1,409)
Interest paid				**(255)**	(317)	(314)	**(269)**	(262)	(333)
Net cash flows from financing activities	**(707)**	1,390	-	**(428)**	68	(610)	**405**	(1,088)	(1,699)
Shares repurchased	**(112)**	(711)	(856)						
Effects of foreign exchange				**4**	(49)	(160)	**(171)**	(36)	(335)
Changes in fair value				**62**	11	91	**459**	256	(774)
Loss/(gain) on redemption of own debt				**-**	2	(7)	**-**	-	-
Interest payable				**267**	324	340	**282**	240	304
Other		-	-	**2**	4	6	**5**	7	-
At 31 December	**14,579**	15,398	14,719	**5,765**	5,858	5,498	**6,805**	5,825	6,446

(1) Subordinated liabilities include intercompany subordinated liabilities.
(2) MREL balances are shown net of the effect of down streaming funding to subsidiary companies. This includes RBSI International Limited where MREL resolution rules are under consultation in Jersey.

11 Directors' and key management remuneration

Directors' remuneration is disclosed in Note 30 to the consolidated accounts. The directors had no other reportable related party transactions or balances with the company.

Parent company financial statements and notes continued

12 Related undertakings

Legal entities and activities at 31 December 2025

In accordance with the Companies Act 2006, the company's related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the company or subsidiaries of the company and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. NatWest Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the notes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (CRD V) and the definitions in Article 4 of the UK Capital Requirements Regulation.


1 United Kingdom
2 Sweden
3 Finland
4 Republic of Ireland
5 Norway
6 The Netherlands
7 Jersey
8 Switzerland
9 Guernsey
10 Italy
11 Germany
12 Gibraltar
13 Luxembourg
14 Cyprus
15 Isle of Man
16 United States (DE)
17 Bermuda
18 India
19 Cayman Islands
20 Australia
21 Hong Kong
22 Singapore
23 Japan
24 United Arab Emirates

Parent company financial statements and notes continued

12 Related undertakings continued

Active related undertakings which are 100% owned by NatWest Group and fully consolidated for accounting purposes

Entity name	Activity	Regulatory treatment
United Kingdom		
250 Bishopsgate, London, EC2M 4AA, England		
Better With Money Ltd	BF	DE
Caledonian Sleepers Rail Leasing Ltd	BF	FC
Care Homes 3 Ltd	BF	FC
Care Homes Holdings Ltd	BF	FC
Creative Auto-Enrolment Limited	BF	DE
Creative Benefit Solutions Limited	BF	DE
Cushon Group Limited	BF	FC
Cushon Holdings Limited	BF	FC
Cushon Money Limited	BF	FC
Cushon MT Limited	BF	DE
Gatehouse Way Developments Ltd	INV	DE
Lombard Business Leasing Ltd	BF	FC
Lombard Corporate Finance (11) Ltd	BF	FC
Lombard Corporate Finance (December 3) Ltd	BF	FC
Lombard Corporate Finance (June 2) Ltd	BF	FC
Lombard Discount Ltd	BF	FC
Lombard Finance Ltd	BF	FC
Lombard Industrial Leasing Ltd	BF	FC
Lombard Lease Finance Ltd	BF	FC
Lombard Leasing Company Ltd	BF	FC
Lombard Leasing Contracts Ltd	BF	FC
Lombard Lessors Ltd	BF	FC
Lombard Maritime Ltd	BF	FC
Lombard North Central Leasing Ltd	BF	FC
Lombard North Central PLC	BF	FC
Lombard Property Facilities Ltd	BF	FC
Lombard Technology Services Ltd	BF	FC
Mettle Ventures Ltd	OTH	FC
National Westminster Bank Plc	CI	FC
National Westminster Home Loans Ltd	BF	FC
NatWest Boxed Ltd	OTH	FC
NatWest Holdings Ltd	INV	FC
NatWest Markets Secretarial Services Ltd	SC	FC
NatWest Property Investments Ltd	INV	DE
NatWest RT Holdings Limited	OTH	FC
NatWest Strategic Investments Limited	INV	FC
NatWest Trustee and Depositary Services Ltd	TR	FC
Pittville Leasing Ltd	BF	FC
Premier Audit Company Ltd	BF	FC
Price Productions Ltd	BF	FC
R.B. Equipment Leasing Ltd	BF	FC
R.B. Leasing (September) Ltd	BF	FC
R.B. Quadrangle Leasing Ltd	BF	FC
RBOS (UK) Ltd	BF	FC
RBS AA Holdings (UK) Ltd	INV	FC
RBS HG (UK) Ltd	BF	FC
RBS Invoice Finance Ltd	BF	FC
RBS SME Investments Ltd	BF	FC
RBSSAF (2) Ltd	BF	FC
RBSSAF (25) Ltd	BF	FC
RoyScot Trust Plc	BF	FC
The One Account Ltd	BF	FC
Walton Lake Developments Ltd	INV	DE
World Learning Limited	BF	FC
Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ		
ITB1 Ltd	BF	FC
ITB2 Ltd	BF	FC
KUC Properties Ltd	BF	DE
Land Options (West) Ltd	INV	DE
National Westminister International Holdings B.V.	BF	FC
R.B. Leasing Company Ltd	BF	FC
RBSG International Holdings Ltd	OTH	FC
Royal Bank Investments Ltd	BF	FC
Royal Bank Leasing Ltd	BF	FC
Royal Bank of Scotland (Industrial Leasing) Ltd	BF	FC
Royal Bank Ventures Investments Ltd	BF	FC
Royal Scot Leasing Ltd	BF	FC
SIG 1 Holdings Ltd	BF	FC
SIG Number 2 Ltd	BF	FC
Silvermere Holdings Ltd	BF	FC
The Royal Bank of Scotland Group Independent Financial Services Ltd	BF	FC
West Register (Property Investments) Ltd	BF	DE
West Register (Realisations) Ltd	INV	DE
440 Strand, London, WC2R OQS, England		
Coutts & Company	CI	FC
Coutts Finance Company	BF	FC
RBS Asset Management Holdings	BF	FC
6-8 George Street, Edinburgh, EH2 2PF, Scotland		
RBS Collective Investment Funds Ltd	BF	FC
RBSG Collective Investments Holdings Ltd	BF	FC
36 St Andrew Square, Edinburgh, EH2 2YB, Scotland		
NatWest Group plc	BF	FC
NatWest Markets plc	CI	FC
The Royal Bank of Scotland plc	CI	FC
11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland		
Lombard & Ulster Ltd	BF	FC
Ulster Bank Ltd	CI	FC
Ulster Bank Pension Trustees Ltd	TR	DE

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment
4th Floor, State Buildings, 2 Arthur Place, Belfast, BT1 4HG, Northern Ireland		
Cushon MT NI Limited	BF	DE
One Edinburgh Quay, 133 Fountainbridge, Edinburgh, EH3 9QG, Scotland		
FreeAgent Central Ltd	SC	FC
FreeAgent Holdings Ltd	SC	FC
10th Floor, 5 Churchill Place, London, E14 5HU		
NatWest Markets Secured Funding LLP	BF	FC

Sweden

Entity name	Activity	Regulatory treatment
Care of Nordisk Renting AB, Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44, Sweden		
Airside Properties AB	BF	FC
Arkivborgen KB	BF	FC
Bilfastighet i Akalla AB	BF	FC
Bilfastighet i Avesta AB	BF	FC
Bilfastighet i Bollnas AB	BF	FC
Bilfastighet i Hemlingby AB	BF	FC
Bilfastighet i Hudiksvall AB	BF	FC
Bilfastighet i Ludvika AB	BF	FC
Bilfastighet i Mora AB	BF	FC
Brodmagasinet KB	BF	FC
Eurohill 4 KB	BF	FC
Fastighets AB Flojten i Norrkoping	BF	FC
Fastighets Aktiebolaget Sambiblioteket	BF	FC
Fastighetsbolaget Elmotorgatan AB	BF	FC
Forskningshöjden KB	BF	FC
Forvaltningsbolaget Dalkyrkan KB	BF	FC
Forvaltningsbolaget Kloverbacken Skola KB	BF	FC
Fyrs!te Fastighets AB	BF	FC
Grinnhagen KB	BF	FC
Horrsta 4:38 KB	BF	FC
IR Fastighets AB	BF	FC
IR IndustriRenting AB	BF	FC
Kallebäck Institutfastigheter AB	BF	FC
KB Eurohill	BF	FC
KB Lagermannen	BF	FC
KB Likriktaren	BF	FC
Lakten 1 KB	BF	FC
LerumsKrysset KB	BF	FC
Limstagården KB	BF	FC
Nordisk Renting AB	BF	FC
Nordisk Specialinvest AB	BF	FC
Nordiska Strategifastigheter Holding AB	BF	FC
Optimus KB	BF	FC
SFK Kommunfastigheter AB	BF	FC
Sjöklockan KB	BF	FC
Skinnarängen KB	BF	FC
Solbanken KB	BF	FC
Svenskt Fastighetskapital AB	BF	FC
Svenskt Energikapital AB	BF	FC
Svenskt Fastighetskapital Holding AB	BF	FC
Tygverkstaden 1 KB	BF	FC
C/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm		
Bilfastighet i Marsta AB	BF	FC
Bilfastighet i Uppsala KB	BF	FC
Bilfastighet Kista AB	BF	FC
Borgholm Gl!ntan AB	BF	FC
Fastighets AB Stockmakaren	BF	FC
Lundbyfilen 5 AB	BF	FC
Nordisk Renting Facilities Management AB	BF	FC
SBB Klangsågen Mark AB	BF	FC
Smista Park AB	OTH	FC
Strand European Holdings AB	BF	FC
Triport Borås AB	BF	FC
Triport Karlshamn AB	BF	FC
Triport Vaggeryd AB	BF	FC
Vävskeden Vårdbostad Flen AB	BF	FC
Vandenbergh 9 AB	BF	FC
Villa Strå Fastighets AB	BF	FC

Finland

Entity name	Activity	Regulatory treatment
C/o Epicenter, Mikonkatu 9, 6th Floor, Helsinki, 00100, Finland		
Apitare Oy	OTH	FC
Artul Koy	BF	FC
Fab Ekenäs Formanshagen 4	BF	FC
Kiinteist Oy Tipotie 4	BF	FC
Koy Pennalan Johtotie 2	BF	FC
Kiinteistöosakeyhtiö Jyväskylän Kukkula I	BF	FC
Koy Kuopion Volttikatu 1	OTH	FC
Koy Helsingin Mechelininkatu 1	BF	FC
Koy Helsingin Osmontie 34	BF	FC
Koy Helsingin Panuntie 11	BF	FC
Koy Helsingin Panuntie 6	BF	FC
Koy Iisalmen Kihlavirta	BF	FC
Koy Jamsan Keskushovi	BF	FC
Koy Kokkolan Kaarlenportti Fab	BF	FC
Koy Kouvolan Oikeus ja Poliisitalo	BF	FC
Koy Millennium	BF	FC
Koy Nummelan Portti	BF	FC
Koy Puotikuja 2 Vaasa	BF	FC
Koy Raision Kihlakulma	BF	FC
Koy Vapaalan Service-Center	BF	FC
Nordisk Renting OY	BF	FC
C/o Nordisk Renting Oy, Mikonkatu 9, 00100 Helsinki		
Koy Harkokuja 2	BF	FC
Kiinteisto Oy Lohjan Ojamonharjuntie 61	BF	FC
Koy Turun Mustionkatu 6	BF	FC
Kiinteisto Oy Vantaan Rasti IV	BF	FC
Koy Jasperintie 6	BF	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment
Koy Peltolantie 27	BF	FC
Koy Porkkanakatu 2	BF	FC

Republic of Ireland

First Floor, Riverside Two, 43 - 49 Sir. John Rogerson's Quay, Dublin 2, D02 KV60, Ireland

Entity name	Activity	Regulatory treatment
First Active Ltd	BF	FC
RBS Investments (Ireland) Ltd	BF	FC
RBS Nominees (Ireland) Ltd	BF	FC
UDTC Unlimited Company	TR	FC
Ulster Bank Pension Trustees (RI) Ltd	TR	DE
Ulydien (Ireland) Holdings Unlimited Company	INV	FC
Ulydien Designated Activity Company	BF	FC
Ulydien Holdings (ROI) Limited	BF	FC
Ulydien Trust Company Limited	TR	FC

Norway

C/o Advokatfirmaet Wiersholm AS, Postboks 1400, Oslo, 0115

Entity name	Activity	Regulatory treatment
Arenarena AS	BF	FC
BD Lagerhus AS	BF	FC
D5 INVEST AS	BF	FC
Eiendomsselskapet Apteno La AS	BF	FC
Espeland Naering AS	BF	FC
Hatros 1 AS	BF	FC
Kobbervikdalen 2 Utvikling AS	OTH	FC
Kvam Eiendom AS	BF	FC
Leiv Sand Eiendom AS	BF	FC
Narmovegen 455 AS	BF	FC
Nordisk Renting AS	BF	FC
Nybergflata 5 AS	BF	FC
OFH Eiendom AS	BF	FC
Rigedalen 44 Eiendom AS	BF	FC
Ringdalskogen Utvikling AS	OTH	FC
Ringdalveien 20 AS	BF	FC
Sandmoen Naeringsbygg AS	BF	FC
Sletta Eiendom II AS	BF	FC
Snipetjernveien 1 AS	BF	FC
Solnorvika AS	BF	FC

The Netherlands

Claude Debussylaan 94, Amsterdam, 1082 MD

Entity name	Activity	Regulatory treatment
NatWest Markets N.V.	CI	FC
RBS AA Holdings (Netherlands) B.V.	BF	FC
RBS Holdings N.V.	BF	FC
RBS Netherlands Holdings B.V.	BF	FC

United States

251 Little Falls Drive, Wilmington, DE, 19808, United States

Entity name	Activity	Regulatory treatment
Candlelight Acquisition LLC	BF	FC
Financial Asset Securities Corp.	BF	FC
NatWest Markets Group Holdings Corporation	BF	FC
NatWest Markets Securities Inc.	INV	FC
NatWest Services Inc.	SC	FC
Random Properties Acquisition Corp. III	INV	FC
RBS Acceptance Inc.	BF	FC
RBS Commercial Funding Inc.	BF	FC
RBS Financial Products Inc.	BF	FC
RBS Holdings USA Inc.	BF	FC

C/o Silicon Foundry Floor 25, 350 Mission Street, San Francisco, CA, 94105

Entity name	Activity	Regulatory treatment
NatWest Innovation Services Inc.	OTH	FC

Jersey

Royal Bank House, 71 Bath Street, St Helier, Jersey, JE4 8PJ

Entity name	Activity	Regulatory treatment
The Royal Bank of Scotland International (Holdings) Ltd	BF	FC
The Royal Bank of Scotland International Ltd	CI	FC

Switzerland

Tirolerweg 8, Zug, CH- 6300

Entity name	Activity	Regulatory treatment
Alcover A.G.	BF	DE

Zaehringerstrasse 26, Zurich, CH-8021

Entity name	Activity	Regulatory treatment
Coutts & Co Ltd	CI	FC

Lerchenstrasse 16, Zurich, CH 8022

Entity name	Activity	Regulatory treatment
NatWest Services (Switzerland) Ltd	SC	FC

Cayman Islands

Maples Corporate Services Limited, P.O. Box 309, 121 South Church Street, George Town, Grand Cayman, KY1-1104

Entity name	Activity	Regulatory treatment
Coutts General Partner (Cayman) V Ltd	BF	FC

Australia

Ashurst Australia, Level 16, 80 Collins Street, South Tower, Melbourne, VIC, 3000

Entity name	Activity	Regulatory treatment
RBS Group (Australia) Pty Ltd	BF	FC
RBS Holdings III (Australia) Pty Ltd	BF	FC

Bermuda

Clarendon House, Two Church Street, Suite 104, Reid Street, Hamilton, HM 11

Entity name	Activity	Regulatory treatment
KEB Investors, L.P.	BF	FC

Guernsey

PO Box 230, Heritage Hall, Le Marchant Street, St Peter Port, GY1 4JH

Entity name	Activity	Regulatory treatment
Lothbury Insurance Company Ltd	BF	DE

Les Echelons Court, Les Echelons, St Peter Port, GY1 1AR

Entity name	Activity	Regulatory treatment
RBS Employment (Guernsey) Ltd	SC	FC

Germany

Roßmarkt 10, Frankfurt am Main, 60311

Entity name	Activity	Regulatory treatment
NatWest Bank Europe GmbH	BF	FC
RBS Deutschland Holdings GmbH	BF	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment
India		
6th Floor, Building 2, Tower A, GIL IT/ITES SEZ, Candor TechSpace, Sector 21, Dundahera, Gurugram, Haryana, 122016		
NatWest Digital Services India Private Limited	SC	FC
12/14, Veer Nariman Road, Brady House 4th floor, Fort, Mumbai, 400001		
RBS Prime Services (India) Private Ltd	OTH	FC
Hong Kong		
Room 1912, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay		
Atlas Nominees Ltd	OTH	FC
RBS Nominees (Hong Kong) Ltd	BF	FC
Room 1910, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay		
NatWest Markets Securities Japan Ltd	INV	FC
Luxembourg		
40, Avenue J.F Kennedy, Kirchberg, L 1855		
RBS International Depositary Services S.A.	CI	FC

Related undertakings which are 100% owned by NatWest Group ownership but are not consolidated for accounting purposes

Entity name	Activity	Regulatory treatment
United Kingdom		
8 Sackville Street, London, W1S 3DG		
East Grove Holding Limited	INV	DE
1, London Wall Place, London, EC2Y 5AU		
German Biogas Holdco Limited	INV	DE
United States		
251 Little Falls Drive, Wilmington, DE, 19808		
Capulet Homes Florida LLC	OTH	DE
Montague Homes Florida LLC	OTH	DE
Romeo Homes Florida LLC	OTH	DE
Romeo Homes Georgia LLC	OTH	DE
Romeo Homes Indiana LLC	OTH	DE
Romeo Homes Kansas LLC	OTH	DE
Romeo Homes Nevada LLC	OTH	DE
Romeo Homes North Carolina LLC	OTH	DE
Romeo Homes Oklahoma LLC	OTH	DE
Romeo Homes Tennessee LLC	OTH	DE
Romeo Homes Texas LLC	OTH	DE
West Granite Homes Inc.	INV	DE
WGH Development LLC	OTH	DE
WGH Florida LLC	OTH	DE
WGH Georgia LLC	OTH	DE
WGH Indiana LLC	OTH	DE
WGH Kansas LLC	OTH	DE
WGH Nevada LLC	OTH	DE
WGH North Carolina LLC	OTH	DE
WGH Oklahoma LLC	OTH	DE
WGH Texas LLC	OTH	DE
Germany		
Walther-Nernst-Straße 1, Berlin, 12489		
Bioenergie Dargun Immobilien GmbH	OTH	DE
Bioenergie Jessen Immobilien GmbH	OTH	DE
Bioenergie Wiesenburg GmbH & Co. KG	INV	DE
Bioenergie Wiesenburg Verwaltungs GmbH	OTH	DE
Bioenergie Zittau GmbH	OTH	DE
Bioenergie Zittau Immobilien GmbH	OTH	DE
DBV Deutsche Bioenergie Verbinder GmbH	OTH	DE
Reppinichen Dritte Biogas Betriebs GmbH	OTH	DE
Reppinichen Erste Biogas Betriebs GmbH	OTH	DE
Reppinichen Zweite Biogas Betriebs GmbH	OTH	DE
Wiesenburg Dritte Biogas Betriebs GmbH	OTH	DE
Wiesenburg Erste Biogas Betriebs GmbH	OTH	DE
Wiesenburg Zweite Biogas Betriebs GmbH	OTH	DE
Wiesenburger Marktfrucht GmbH	OTH	DE
Jersey		
Royal Bank House, 71 Bath Street, St Helier, Jersey, JE4 8PJ		
RBS International Employees' Pension Trustees Ltd	BF	DE

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings where NatWest Group ownership is less than 100%

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %
United Kingdom				
Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR				
Falcon Wharf Ltd	OTH	EAJV	PC	50
GWNW City Developments Ltd	BF	EAJV	DE	50
250 Bishopsgate, London, EC2M 4AA, England				
Natwest Covered Bonds LLP	BF	FC	FC	60
NW A Holdings Ltd	BF	FC	FC	85
The Mill, High Street, Rocester, Staffordshire, ST14 5JW, England				
JCB Finance Ltd	BF	FC	FC	75
RBS Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ, Scotland				
RBS Sempra Commodities LLP	BF	FC	FC	51
Towngate House, 2-8 Parkstone Road, Poole, BH15 2PW				
JS Aspire Group Holdings Ltd	OTH	AHC	PC	28
Office 7 35-37 Ludgate Hill, London, England, EC4M 7JN				
K423 Limited	OTH	AHC	DE	36
120 Cannon Street London EC4N 6AS				
Pollinate Networks Limited	OTH	AHC	DE	24
13-15 York Buildings, London, WC2N 6JU				
BGF Group Ltd	BF	AHC	PC	25
123 Victoria Street, London, England, SW1E 6DE				
London Rail Leasing Ltd	BF	EAJV	PC	50
5 Churchill Place, 10 Floor, London, E14 5HU				
Natwest Covered Bonds (LM) Ltd	BF	IA	PC	20
Natwest Markets Secured Funding (LM) Ltd	BF	FC	PC	20
5 Little Portland Street, London, W1W 7JD, England				
Oaxaca Ltd	OTH	IA	DE	23
Luxembourg				
46A, Avenue J.F Kennedy,L 1855				
Lunar Luxembourg SA	BF	FC	DE	0
Lunar Luxembourg Series 2019- 01	BF	FC	DE	0
Lunar Luxembourg Series 2019- 04	BF	FC	DE	0
Lunar Luxembourg Series 2019- 05	BF	FC	DE	0
Lunar Luxembourg Series 2019- 06	BF	FC	DE	0
Lunar Luxembourg Series 2020- 01	BF	FC	DE	0
Lunar Luxembourg Series 2020- 02	BF	FC	DE	0
Lunar Luxembourg Series 2022- 01	BF	FC	DE	0
Lunar Luxembourg Series 2023- 01	BF	FC	DE	0
Lunar Luxembourg Series 2023- 02	BF	FC	DE	0
Lunar Luxembourg Series 2023- 03	BF	FC	DE	0
Lunar Luxembourg Series 2024- 01	BF	FC	DE	0
Lunar Luxembourg Series 2024- 02	BF	FC	DE	0
Lunar Luxembourg Series 2024- 03	BF	FC	DE	0
Lunar Luxembourg Series 2025- 01	BF	FC	DE	0
Jersey				
44 Esplanade, St Helier, JE4 9WG				
Goldfinch 2025-1 Limited	BF	FC	DE	0
Nightingale 2024-1 Limited	BF	FC	DE	0
Nightingale 2024-2 Limited	BF	FC	DE	0
Nightingale 2024-3 Limited	BF	FC	DE	0
Nightingale 2025-1 Limited	BF	FC	DE	0
Nightingale 2025-2 Limited	BF	FC	DE	0
Nightingale 2025-3 Limited	BF	FC	DE	0
Nightingale 2025-4 Limited	BF	FC	DE	0
Nightingale 2025-5	BF	FC	DE	0
Nightingale LF 2021-1 Ltd	BF	FC	DE	0
Nightingale Project Finance 2019 1 Ltd	BF	FC	DE	0
Nightingale Project Finance Ii 2023-1 Limited	BF	FC	DE	0
Nightingale Securities 2017-1 Limited	BF	FC	DE	0
Sparrow Capital Call 2024-1 Ltd	BF	FC	DE	0
IFC5, St.Helier, JE1 1ST				
Solar Funding II Ltd	BF	FC	FC	0
Cayman Islands				
Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 31119				
Lunar Funding VIII Ltd	BF	FC	DE	0
Italy				
Alfieri V. 1, Conegliano				
Eris Finance S.R.L.	BF	IA	PC	50
Via Vittorio Alfieri 1, Conegliano TV, IT-TN 31015				
Maja Finance S.R.L.	BF	FC	FC	0
Republic of Ireland				
Block A George's Quay Plaza Dublin 2				
Natwest Markets Secured Funding DAC	BF	FC	FC	0
Cyprus				
24 Demostheni Severi, 1st Floor, Nicosia, 1080				
Pharos Estates Ltd	OTH	AHC	DE	49

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings that are not active

Entity name	Accounting Treatment	Regulatory treatment	Group %
United Kingdom			
250 Bishopsgate, London, EC2M 4AA, England			
280 Bishopsgate Finance Ltd	FC	FC	100
Jaguar Cars Finance Ltd	FC	FC	50
7 Castle Street, Edinburgh, EH2 3AH			
West Register (Hotels Number 3) Ltd	FC	DE	100
C/O Grant Thornton UK Advisory & Tax LLP, 11th Floor, Landmark St Peter's Square, 1 Oxford Street, Manchester, M1 4PB			
Care Homes 2 Ltd	FC	FC	100
Priority Sites Ltd	FC	DE	100
36 St Andrew Square, Edinburgh, EH2 2YB, Scotland			
RBS Property Developments Ltd	FC	FC	100
Scottish Provident Building, 7 Donegall Square West, Belfast, BT1 6JH			
Belfast Bankers' Clearing Company Ltd	NC	PC	25
Republic of Ireland			
One Dockland Central, Guild Street, IFSC, Dublin, Dublin 1			
RBS Asset Management (Dublin) Ltd	FC	FC	100
One Spencer Dock, Spencer Dock, Dublin, D01 X9R7			
UB SIG (ROI) Ltd	FC	FC	100
Ulster Bank Group Centre, George's Quay, Dublin, Dublin 2			
Lombard Ireland Group Holdings Unlimited	FC	FC	100
Lombard Ireland Ltd	FC	FC	100
The Netherlands			
94, Claude Debussylaan, Amsterdam, 1082 MD			
Alternative Investment Fund B.V.	FC	FC	100

Related undertakings that are dormant

Entity name	Accounting Treatment	Regulatory treatment	Group %
United Kingdom			
250 Bishopsgate, London, EC2M 4AA, England			
ANW TDS (Nominee 1) Ltd	FC	DE	100
ANW TDS (Nominee 2) Ltd	FC	DE	100
British Overseas Bank Nominees Ltd	FC	FC	100
Cushon Nominees Limited	FC	FC	100
Cushon Pension Trustees Limited	FC	DE	100
Fit Nominee 2 Ltd	FC	FC	100
Fit Nominee Ltd	FC	FC	100
Freehold Managers (Nominees) Ltd	FC	FC	100
L&G PUT A Limited	NC	DE	100
L&G PUT B Limited	NC	DE	100
Natwest FIS Nominees Ltd	FC	FC	100
NatWest Group Retirement Savings Trustee Limited	FC	FC	100
Natwest Pension Trustee Ltd	NC	DE	100
Natwest Pep Nominees Ltd	FC	FC	100
Nextlinks Ltd	FC	FC	100
NW C Shelf Limited	FC	FC	100
Project & Export Finance (Nominees) Ltd	FC	FC	100
R.B. Leasing (March) Ltd	FC	FC	100
RBOS Nominees Ltd	FC	FC	100
Sixty Seven Nominees Ltd	FC	FC	100
Syndicate Nominees Ltd	FC	FC	100
The Royal Bank Of Scotland Group Ltd	FC	FC	100
W G T C Nominees Ltd	FC	FC	100
440 Strand, London, WC2R OQS			
Strand Nominees Ltd	FC	FC	100
RBS Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ, Scotland			
Natwest Group Secretarial Services Ltd	FC	FC	100
N.C. Head Office Nominees Ltd	FC	FC	100
RBS Investment Executive Ltd	NC	DE	100
TDS Nominee Company Ltd	FC	FC	100
The Royal Bank Of Scotland (1727) Ltd	FC	FC	100
6-8 George Street, Edinburgh, EH2 2PF, Scotland			
Coutts Scotland Nominees Limited	FC	FC	100
RBSG Collective Investments Nominees Ltd	FC	FC	100
11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland			
JCB Finance Pension Ltd	FC	DE	88
Sweden			
Care of Nordisk Renting AB, Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44			
Nordisk Renting HB	FC	FC	100

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Accounting Treatment	Regulatory treatment	Group %
Isle of Man			
2 Athol Street, Douglas, IM1 1AN			
Tilba Ltd	FC	FC	100
Gibraltor			
Madison Building, Midtown, Queensway			
RBS (Gibraltar) Ltd	FC	FC	100
Jersey			
Royal Bank House, 71 Bath Street, St Helier, Jersey, JE4 8PJ			
National Westminster Bank Nominees (Jersey) Ltd	FC	FC	100
Norway			
c/o Advokatfirmaet Wiersholm AS, Postboks 1400, 0115 Oslo			
Nordisk Renting A/S	FC	FC	100

Regulated overseas branches of NatWest Group

Subsidiary	Geographic location
National Westminster Bank	Germany
NatWest Markets Plc	Germany India Japan Singapore United Arab Emirates
Royal Bank of Scotland International Ltd	Gibraltar Guernsey Isle of Man Luxembourg, United Kingdom
NatWest Markets N.V.	France Germany Italy Sweden,

Key:

Activity

BF	Banking and financial institution
CI	Credit institution
INV	Investment (shares or property) holding company
SC	Service company
TR	Trustee
OTH	Other

Accounting/Regulatory treatment

DE	Deconsolidated
FC	Full consolidation
PC	Pro-rata consolidation
AHC	Associate held at cost
EAJV	Equity accounting – Joint venture
IA	Investment accounting
NC	Not consolidated

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 396.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segment performance on pages 88-89 for components of calculation.	Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.
Funded assets Refer to Consolidated balance sheet on page 293 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 397.	Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio. This is calculated as net loans to customers - amortised cost divided by customer deposits.
NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 397.	NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 88-89 for components of calculation.	Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks – amortised cost, loans to customers – amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.
Net loans to customers excluding central items Refer to Segment performance on pages 88-89 for components of calculation.	Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.
Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 396.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segment return on equity Refer to table 8. Segment return on equity on page 397.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 396.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.
Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 397.	CAL comprises customer deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA. The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.
Total income excluding notable items Refer to table 1. Total income excluding notable items on page 396.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items

	2025 £m	2024 £m	2023 £m
Continuing operations			
Total income	**16,641**	14,703	14,752
Less notable items:			
Commercial & Institutional			
Own credit adjustments (OCA)	**1**	(9)	(2)
Tax interest on prior periods	**-**	-	3
Dividend received on restructuring of a strategic investment	**51**	-	-
Central items & other			
Liquidity Asset Bond sale (losses)/gains	**-**	-	(43)
Share of gains/(losses) of associate - Business Growth Fund	**70**	21	(4)
Property strategy update	**-**	-	(69)
Interest and foreign exchange management derivatives not in hedge accounting relationships	**185**	150	79
Foreign exchange recycling (losses)/gains	**(27)**	(76)	484
Loss on reclassification to disposal groups under IFRS 5	**(39)**	-	-
Tax interest on prior periods	**-**	(31)	(35)
	241	55	413
Total income excluding notable items	**16,400**	14,648	14,339

2. Cost:income ratio (excl. litigation and conduct)

	2025 £m	2024 £m	2023 £m
Continuing operations			
Operating expenses	**8,262**	8,149	7,996
Less litigation and conduct costs	**(167)**	(295)	(355)
Other operating expenses	**8,095**	7,854	7,641
Total income	**16,641**	14,703	14,752
Cost:income ratio	**49.6%**	55.4%	54.2%
Cost:income ratio (excl. litigation and conduct)	**48.6%**	53.4%	51.8%

3. Tangible net asset value (TNAV) per ordinary share

	Year ended 31 December 2025	31 December 2024
Ordinary shareholders' interests (£m)	**38,028**	34,070
Less intangible assets (£m)	**(7,292)**	(7,588)
Tangible equity (£m)	**30,736**	26,482
Ordinary shares in issue (millions) (1)	**7,995**	8,043
NAV per ordinary share (pence)	**476p**	424p
TNAV per ordinary share (pence)	**384p**	329p

(1) The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

Year ended 31 December 2025	Litigation and conduct costs £m	Other operating expenses £m	Total operating expenses £m
Continuing operations			
Staff expenses	**64**	**4,110**	**4,174**
Premises and equipment	**6**	**1,285**	**1,291**
Depreciation and amortisation	**-**	**1,154**	**1,154**
Other administrative expenses	**97**	**1,546**	**1,643**
Total	**167**	**8,095**	**8,262**
Year ended 31 December 2024			
Continuing operations			
Staff expenses	64	3,997	4,061
Premises and equipment	-	1,211	1,211
Depreciation and amortisation	-	1,058	1,058
Other administrative expenses	231	1,588	1,819
Total	295	7,854	8,149
Year ended 31 December 2023			
Continuing operations			
Staff expenses	62	3,839	3,901
Premises and equipment	-	1,153	1,153
Depreciation and amortisation	-	934	934
Other administrative expenses	293	1,715	2,008
Total	355	7,641	7,996

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at		
	31 December 2025 £m	31 December 2024 £m	31 December 2023 £m
Loans to customers - amortised cost	**418,881**	400,326	381,433
Less reverse repos	**(32,817)**	(34,846)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	**386,064**	365,480	354,316
Customer deposits	**442,998**	433,490	431,377
Less repos	**(1,796)**	(1,363)	(10,844)
Customer deposits (excl. repos)	**441,202**	432,127	420,533
Loan:deposit ratio	**95%**	92%	88%
Loan:deposit ratio (excl. repos and reverse repos)	**88%**	85%	84%

6. Total customer assets and liabilities (CAL)

As at 31 December 2025	Retail Banking £bn	Private Banking & Wealth Management £bn	Commercial & Institutional £bn	Total £bn
Gross loans and advances to customers	**217.9**	**19.0**	**155.8**	**392.7**
Customer deposits	**202.6**	**42.7**	**196.4**	**441.7**
Assets under management and administration (AUMA)	**-**	**58.5**	**-**	**58.5**
Less investment cash included in both customer deposits and AUMA	**-**	**(1.2)**	**-**	**(1.2)**
CAL	**420.5**	**119.0**	**352.2**	**891.7**
As at December 2024				
Gross loans and advances to customers	210.1	18.3	143.4	371.8
Customer deposits	194.8	42.4	194.1	431.3
Assets under management and administration (AUMA)	-	48.9	-	48.9
Less investment cash included in both customer deposits and AUMA	-	(1.1)	-	(1.1)
CAL	404.9	108.5	337.5	850.9

7. NatWest Group Return on Tangible Equity

	Year ended or as at	
	31 December 2025 £m	31 December 2024 £m
Profit attributable to ordinary shareholders	**5,479**	4,519
Average total equity	**41,506**	38,018
Adjustment for other owners' equity and intangible assets	**(12,952)**	(12,226)
Adjusted total tangible equity	**28,554**	25,792
Return on equity	**13.2%**	11.9%
Return on Tangible Equity	**19.2%**	17.5%

8. Segment return on equity

Year ended 31 December 2025	Retail Banking	Private Banking & Wealth Management	Commercial & Institutional
Operating profit (£m)	**3,121**	**394**	**4,064**
Paid-in equity cost allocation (£m)	**(99)**	**(17)**	**(237)**
Adjustment for tax (£m)	**(846)**	**(106)**	**(957)**
Adjusted attributable profit (£m)	**2,176**	**271**	**2,870**
Average RWAe (£bn)	**68.9**	**11.3**	**108.1**
Equity factor	**12.8%**	**11.1%**	**13.9%**
Average notional equity (£bn)	**8.8**	**1.3**	**15.0**
Return on equity	**24.7%**	**21.7%**	**19.1%**
Year ended 31 December 2024			
Operating profit (£m)	2,431	264	3,585
Paid-in equity cost allocation (£m)	(79)	(18)	(183)
Adjustment for tax (£m)	(659)	(69)	(851)
Adjusted attributable profit (£m)	1,693	177	2,551
Average RWAe (£bn)	63.4	11.1	107.0
Equity factor	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.5	1.2	14.8
Return on equity	19.9%	14.2%	17.2%
Year ended 31 December 2023			
Operating profit (£m)	2,638	291	3,236
Paid-in equity cost allocation (£m)	(55)	(23)	(165)
Adjustment for tax (£m)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,860	193	2,303
Average RWAe (£bn)	57.8	11.4	107.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.8	1.3	15.0
Return on equity	23.8%	14.8%	15.4%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA	AUMA comprises client assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group's balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.
AUMA income	AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.
AUMA net flows	AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows). AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.
Capital generation pre-distributions	Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.
Climate and transition finance	The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on natwestgroup.com, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.


NatWest

Bishopsgate, London, UK

Additional information

The Capital Requirements (Country by Country Reporting) Regulations (audited)

This report has been prepared for NatWest Group to comply with the Capital Requirements (Country by Country Reporting) Regulations 2013 which implement Article 89 of the Capital Requirements Directive IV.

This report shows the income, profit/(loss) before tax, tax paid/(received), average and spot employee numbers on a full-time equivalent basis for the entities located in the countries in which we operate.

Country

Each subsidiary or branch is allocated to the country in which it is resident for tax purposes. The data is consolidated for all the subsidiaries and branches allocated to each country.

Income and profit/(loss) before tax

Income includes internal service fee income from other countries, which is eliminated on consolidation for accounting purposes and is shown as an elimination from total income in the tables below. Income and profit/(loss) totals are reported in Note 4 within the Geographical segments table.

Tax paid/(received)

Tax paid/(received) disclosed under CRD IV relates to corporation tax.

Corporation tax paid represents net cash taxes paid to/(received) from the tax authorities in each jurisdiction.

Corporation tax paid is reported on a cash basis as opposed to an accounting basis and therefore does not necessarily have a direct correlation to the reported profits or losses arising in the year. For example, in certain jurisdictions taxable profits may be reduced as a result of the offset of tax losses brought forward from prior years; or tax payments may be calculated with reference to prior year profits.

Full time equivalent employees (FTEs)

FTEs are allocated to the country in which they are primarily based for the performance of their employment duties. The figures disclosed represent the average number of FTEs, including temporary staff, in each country during the period. The FTEs, including temporary staff, at 31 December 2025, have been added for completeness.

Public subsidies received

No public subsidies were received during the period.

Capital Requirements (Country by Country Reporting) regulations (audited)

NatWest Group Country-by-Country tax breakdown 2025

Country	Income (1) £m	Profit/(loss) before tax (1) £m	Tax paid/ (received) £m	Headcount: Average FTE including temporary staff	Headcount: FTE including temporary staff as at the year end 31 December 2025
UK	15,198	6,682	1,567	38,084	37,597
Guernsey	209	151	20	91	86
Isle of Man	99	34	2	352	306
Jersey	540	242	26	738	580
UK region (2)	16,046	7,109	1,615	39,265	38,569
Finland	13	10	5	9	9
France	43	3	7	72	71
Germany	241	165	43	114	96
Gibraltar	58	-	4	72	96
Greece	-	(1)	-	1	1
Republic of Ireland	5	(46)	(1)	68	36
Italy	12	2	-	22	22
Luxembourg	179	129	53	82	84
Netherlands	174	62	-	125	125
Norway	6	5	1	-	-
Poland	70	36	-	427	77
Sweden	12	1	1	40	45
Switzerland	91	3	1	242	228
Europe region (2)	904	369	114	1,274	890
USA	249	99	2	270	266
US region (2)	249	99	2	270	266
India	584	100	61	18,201	18,877
Japan	17	2	-	35	32
Singapore	67	29	-	87	86
Rest of the World region (2)	668	131	61	18,323	18,995
UK region	16,046	7,109	1,615	39,265	38,569
Europe region	904	369	114	1,274	890
US region	249	99	2	270	266
Rest of the World region	668	131	61	18,323	18,995
Global total	17,867	7,708	1,792	59,132	58,720
Elimination of internal service fee income	(1,226)				
Global total	16,641	7,708	1,792	59,132	58,720

For the notes to this table refer to the following page.

Capital Requirements (Country by Country Reporting) regulations (audited)

NatWest Group Country-by-Country tax breakdown 2024

Country	Income (1) £m	Profit/(loss) before tax (1) £m	Tax paid/ (received) £m	Headcount: Average FTE including temporary staff	Headcount: FTE including temporary staff as at the year end 31 December 2024
UK	13,721	5,724	1,480	39,237	38,306
Guernsey	196	147	12	92	92
Isle of Man	93	19	3	363	365
Jersey	549	256	27	778	753
UK region (2)	14,559	6,146	1,522	40,470	39,516
Finland	15	13	4	7	8
France	48	11	-	69	70
Germany	(217)	(271)	10	121	125
Gibraltar	51	19	5	66	69
Greece	-	(1)	-	1	1
Republic of Ireland	57	(45)	(2)	242	106
Italy	12	3	(1)	21	22
Luxembourg	157	117	26	74	75
Netherlands	179	92	-	125	124
Norway	5	5	1	-	-
Poland	97	(22)	-	1,238	804
Sweden	11	-	3	42	39
Switzerland	126	9	2	292	263
Turkey	1	-	1	1	-
Europe region (2)	542	(70)	49	2,299	1,706
USA	211	75	1	275	273
US region (2)	211	75	1	275	273
India	534	100	29	17,241	17,607
Japan	18	3	1	36	37
Singapore	63	22	-	98	84
Rest of the World region (2)	615	125	30	17,375	17,728
UK region	14,559	6,146	1,522	40,470	39,516
Europe region	542	(70)	49	2,299	1,706
US region	211	75	1	275	273
Rest of the World region	615	125	30	17,375	17,728
Global total	15,927	6,276	1,602	60,419	59,223
Elimination of internal service fee income	(1,205)	-	-	-	-
Global total	14,722	6,276	1,602	60,419	59,223

(1) A full list of NatWest Group's subsidiaries names, nature of activities and geographical locations is available in Note 12 of the parent company accounts.
(2) Includes internal service fee income of £490 million for UK region (2024 - £464 million), £159 million for Europe region (2024 - £219 million), £3 million for US region (2024 - £3 million) and £574 million for Rest of the World region (2024 - £519 million).
(3) The amounts shown above are presented to the nearest million and as a result any amounts less than £0.5 million have been rounded to zero.
(4) The information above is presented on a gross reporting basis and includes results from discontinued operations. The results from discontinued operations are included in the Republic of Ireland totals, increase in income: nil; Profit before tax: nil; tax paid: nil; subsidies received: nil; average headcount: nil; headcount as at 31 December 2025: nil (2024 - Increase in income: £19 million; profit before tax: £81 million; tax paid: nil; subsidies received: nil; average headcount: nil; headcount as at 31 December 2024: nil).

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could have a material adverse effect on NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other risk factors in this section and other parts of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.

As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions in the UK or globally can create a challenging operating environment for financial services companies such as NatWest Group. The outlook for the UK and the global economy is affected by many dynamic factors including: GDP, unemployment, inflation and interest rates, asset prices (including residential and commercial property), energy prices, monetary and fiscal policy (such as increases in bank taxes), supply chain disruption, protectionist policies or trade barriers (including tariffs).

Economic and market conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices, political uncertainty or instability, concerns regarding sovereign debt (including sovereign credit ratings), any lack or perceived lack of creditworthiness of a counterparty or borrower that may trigger market-wide liquidity problems, changing demographics in the markets that NatWest Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, digitisation, automation, artificial intelligence, decarbonisation, or due to the consequences of climate change, biodiversity loss, environmental degradation, and widening social and economic inequalities.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact UK, regional or global trade and/or NatWest Group's customers and counterparties. NatWest Group's business and performance could be negatively affected by political, military or diplomatic events, geopolitical tensions, armed conflict (for example, the Russia-Ukraine conflict and Middle East conflicts), terrorist acts or threats (including to critical infrastructures), more severe and frequent extreme weather events, widespread public health crises, and the responses to any of the above scenarios by various governments and markets.

NatWest Group may face political uncertainty in Scotland if there is another Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland's relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The value of NatWest Group's own and other securities may be materially affected by economic and market conditions. Market volatility, illiquid market conditions and disruptions in the financial markets may make it very difficult to value certain of NatWest Group's own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group's own and other securities, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by, or resulting in, rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously (and often automatically) and on a large scale, increasing NatWest Group's counterparty risk.

NatWest Group's risk management and monitoring processes seek to quantify and mitigate NatWest Group's exposure to extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if severe market events were to occur.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in interest rates will continue to affect NatWest Group's business and results.

NatWest Group's performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, decreased in 2025. Forward rates imply UK short term interest rates, including the UK base rate, will continue to decline in 2026, while they anticipate longer term swap rates, such as the GBP 5 and 10-year swap rates, will rise slightly across 2026. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, decreases in key benchmark rates such as the UK base rate may adversely affect NatWest Group's net interest margin, and unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations.

Risk factors continued

Moreover, customer and investor responses to rapid changes in interest rates can have an adverse effect on NatWest Group. For example, customers may make deposit choices that provide them with higher returns than those being offered by NatWest Group. Alternatively, NatWest Group may not respond with competitive products as rapidly, for example following an interest rate change, which may in turn decrease NatWest Group's net interest income.

Movements in interest rates also influence and reflect the macroeconomic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans, customer behaviour (which may adversely impact the effectiveness of NatWest Group's hedging strategy) and other indicators that may indirectly affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.

Decisions of central banks (including the Bank of England ('BoE'), the European Central Bank ('ECB') and the US Federal Reserve) and political or market events, which are outside NatWest Group's control, may lead to unexpected fluctuations in currency exchange rates. Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group's foreign subsidiaries, branches and other strategic equity shareholdings.

NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group's regulatory requirements. In addition, NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside the UK for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of its exposure to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and sterling-euro rates, may adversely affect various accounting and financial metrics including, the value of assets, liabilities (including the total amount of instruments eligible to contribute towards the minimum requirement for own funds and eligible liabilities ('MREL')), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Business change and execution risk

The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.

NatWest Group's strategy (including the strategic priorities of disciplined growth, leveraging simplification and active balance sheet and risk management) is intended to reflect the rapidly changing environment and backdrop of significant societal disruption driven by technology and changing customer expectations.

There is also increasing scrutiny from stakeholders regarding how NatWest Group addresses environmental and social challenges, including its support for the transition to net zero, promotion of inclusive workplaces, protection of customer data, and responsible management of its workforce and of its supply chain.

Many factors may adversely impact the successful implementation of NatWest Group's strategy, including:

- macroeconomic challenges which may adversely affect NatWest Group's customers, and could in turn adversely impact certain strategic initiatives for NatWest Group (see 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments');
- changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of services NatWest Group offers;
- the rapid emergence and deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group's core offering today;
- the deployment and integration of artificial intelligence in NatWest Group's processes, controls, and products;
- the emergence of digital assets and digital currencies operating alongside the traditional monetary system;
- increased competitive threats from incumbent banks, fintech companies (including buy-now-pay-later companies and payment platforms), large retail and technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement; and
- changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements that impact NatWest Group's product offerings and business models (see 'NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group' and 'NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models').

Risk factors continued

Delivery of NatWest Group's strategy will require:

- maintaining effective governance, procedures, systems and controls giving effect to NatWest Group's strategy;
- maintaining effective conflicts of interest policies to mitigate the risk of breach of the UK ring-fencing regime due to the creation of the Commercial & Institutional business segment; and
- achieving the stated financial, capital and operational targets and expectations within the relevant timeframes.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative, which may also result in materially higher costs or risks than initially contemplated. This could lead to additional management actions by NatWest Group. The scale and scope of NatWest Group's strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks. Implementing changes and strategic actions, including in respect of any growth, simplification or cost-saving initiatives, requires the effective application of robust governance and controls frameworks and IT systems and there is a risk that NatWest Group may not be successful in these respects.

Additionally, as a result of the UK's withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators. In April 2024, the European Parliament approved the Banking Package (CRR III/CRD VI). From 11 January 2027, non-EU firms providing 'banking services' will be required to apply for and obtain authorisation to operate as third country branches in each relevant EU member state where they provide these services, unless an exemption applies. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to, or uncertainty regarding NatWest Group's EU operating model have been, and may continue to be, costly and may: (i) adversely affect customers and counterparties who are dependent on trading with the EU or personnel from the EU; and/or (ii) result in regulatory sanction and/or further costs due to a failure to receive the required regulatory permissions and/or further changes to NatWest Group's business operations, product offering, customer engagement, and regulatory requirements.

Each of these risks, and others identified in this section entitled 'Principal Risks and Uncertainties', individually or collectively could jeopardise the implementation and delivery of NatWest Group's strategy, and adversely affect NatWest Group's products and services offering, its reputation with customers or business model, and its ability to meet its targets, guidance, and forecasts.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, or other transactions by NatWest Group may not be successful.

NatWest Group may decide to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives. In doing so, NatWest Group may have to compete with other financial institutions or entities offering financial services products (including those that emerge from mergers and consolidations, as well as retail and technology conglomerates). These competitors may have more bargaining power in negotiations than NatWest Group, and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to 'NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption'.

NatWest Group may pursue these transactions and initiatives to, amongst others: (i) increase scale and/or enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets. In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all.

In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate (for example, regarding synergies and expected commercial demand); (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed on unfavourable terms and conditions; (v) fail to conduct adequate due diligence or fail to discover certain contingent or undisclosed liabilities in businesses that it acquires; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in achieving its strategy and any particular transaction may not succeed, may be limited in scope or scale and may not conclude on the terms contemplated, or at all.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Risk factors continued

NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption.

NatWest Group faces increasing competitive pressures and technology disruption from incumbent traditional UK banks, challenger banks and building societies (including those formed through mergers), fintech companies (including companies offering buy-now-pay-later and payment platforms), large technology conglomerates and new market entrants leveraging technology and/or other advantages to compete for customer engagement. “BigTech” companies pose a threat to incumbent banking providers because of their customer innovation and global reach. In addition, digital-first banks (often referred to as “neobanks”) and fintechs are aiming to compete to serve customers that increasingly use a constellation of providers to support their complex and evolving needs (e.g., personal financial management, buy now and pay later, and paying for goods and services in foreign currency).

Competition is expected to continue and intensify due to: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking), competitor behaviour, new market entrants, competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or, conversely, the re-intermediation of traditional banking services, and the impact of regulatory actions, among others. In particular, NatWest Group may be unable to grow or retain market share due to new (or more competitive) banking, lending and payment offerings by rapidly evolving incumbents and challengers (including shadow banks, alternative or direct lenders and new entrants).

Regulatory and competition policy interventions such as the UK initiative on Open Banking, ‘Open Finance’ and remedies imposed by the Competition and Markets Authority (‘CMA’) are accelerating these trends. These competitive pressures may result in a shift in customer behaviour and impact NatWest Group’s revenues and profitability, particularly in its key UK retail and Commercial & Institutional banking segments. Moreover, innovations in biometrics, artificial intelligence, automation, cloud services, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

Increasingly, many of NatWest Group’s products and services are, and will become, more technology intensive, including through digitalisation, automation, and the use of artificial intelligence while needing to continue complying with applicable and evolving regulations. NatWest Group’s ability to develop or acquire digital solutions and their integration into NatWest Group’s structures, systems and controls has become increasingly important for retaining and growing NatWest Group’s market share and customer-facing businesses. NatWest Group’s innovation strategy, which includes investing in its IT capability to address increasing customer and merchant use of online and mobile banking technology, as well as selective acquisitions (such as fintech ventures, including Rooster Money and Boxed), may not be successful or may not result in NatWest Group offering innovative products and services in the future.

Furthermore, competitors may outperform NatWest Group in deploying technologies to deliver products or services to customers, which may adversely affect NatWest Group’s competitive position. In addition, continued industry consolidation and/or technological developments could result in the emergence of new competitors or strengthening NatWest Group’s current competitors, including in their ability to offer a broader, more attractive and/or better value range of products and services and geographic diversity. For example, new market entrants, including non-traditional financial services providers, such as retail or technology conglomerates, may benefit from scale, technology and customer engagement advantages and may be able to deliver financial services at a lower cost base.

Failure to offer competitive, attractive, innovative, and profitable products that are also released in a timely manner; may result in lost market share, losses on some or all of NatWest Group’s initiatives and missed growth opportunities. For example, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. There can be no certainty that such initiatives will allow NatWest Group to compete effectively or will deliver the expected cost savings. In addition, the implementation of NatWest Group’s strategy, delivery on its climate ambition and cost-controlling measures, may also have an adverse effect on competitiveness and returns. Moreover, activist investors engagement and increased intervention may challenge NatWest Group’s strategic initiatives.

NatWest Group may also fail to identify opportunities or derive benefits from technological innovation, shifting customer behaviour or regulatory changes. Competitors may better attract and retain customers and key employees, operate more effective IT systems, have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led technology development initiatives, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on business simplification and cost efficiencies. This could affect NatWest Group’s ability to offer innovative products or technologies to customers.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

The transfer of NatWest Group’s EU corporate portfolio involves certain risks.

To improve efficiencies and best serve customers, certain assets, liabilities, transactions and activities of NatWest Group (including its Western European corporate portfolio principally consisting of term funding and revolving credit facilities), have been or may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to customer and regulatory requirements, such as CRD VI. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations.

Risk factors continued

If such transfers are unable to be implemented in response to triggering events, such as changes in the regulatory environment, it may result in reputational damage.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Financial resilience risk

NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

NatWest Group has set a number of financial, capital and operational targets and provided guidance including in respect of its: CET1 ratio target, return on tangible equity (RoTE), total income, other operating expenses, loan impairment rate, capital generation pre-distributions, customer assets and liabilities growth rate, cost-income ratio, RWAs, ordinary dividends, funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and transition finance targets) and customer satisfaction targets and discretionary capital distributions. Refer to 'The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.'

NatWest Group's ability to meet its ambitions, targets, guidance, and make discretionary capital distributions is subject to various internal and external factors, risks and uncertainties.

These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, customer behaviour, operational risks and risks relating to NatWest Group's business model and strategy (including risks associated with climate and other sustainability-related issues), competitive pressures, and litigation, governmental actions, investigations and regulatory matters. If assumptions, judgements and estimates (for example about future economic conditions) prove to be incorrect, NatWest Group may not achieve any or all of its ambitions or targets, or meet its guidance.

In addition, as NatWest Group plc is a non-operating holding company, its source of income is from its operating subsidiaries that hold the principal assets and operations of NatWest Group and its ability to continue to make capital distributions (including dividends to shareholders) is therefore subject to such subsidiaries' financial performance, and their respective ability to make capital distributions directly or indirectly to NatWest Group plc which, in certain cases, could also be restricted by applicable laws, regulations and other requirements. Refer to 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.'

Any failure of NatWest Group to achieve ambitions or targets, meet its guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.

NatWest Group has exposure to many different sectors, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group's businesses. These risks may increase where a significant proportion of NatWest Group's business activities relate to a single counterparty, a related and/or connected group of counterparties or a similar type of customer, product, sector or geography. NatWest Group's lending strategy and associated processes and systems may fail to identify, anticipate or quickly react to weaknesses or risks (including material cybersecurity vulnerabilities) in a particular sector, market, borrower or counterparty. NatWest Group may also fail to assess its credit risk appetite relative to competitors, or fail to appropriately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, impact NatWest Group's profitability. Refer to 'Risk and capital management — Credit Risk'.

The credit quality of NatWest Group's borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, as well as prevailing economic and market conditions. For example, as the level of household indebtedness (on a per capita basis) in the UK remains high, the ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

Refer to 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments'. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights, increasing credit risk. Any increase in drawings upon committed credit facilities may also increase NatWest Group's RWAs. NatWest Group may be affected by volatility in property prices (including as a result of political or economic conditions) given that NatWest Group's mortgage loan portfolio as at 31 December 2025 amounted to £215.2 billion, representing 50.0% of NatWest Group's total loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of segregated financial assets).

Risk factors continued

Concerns about, or a default by, a financial institution or intermediary could lead to significant liquidity problems and losses or defaults by other financial institutions or intermediaries, since the commercial and financial soundness of many financial institutions and intermediaries is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty ('wrong way risk'), which would increase NatWest Group's potential loss. Any of the above risks may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a regular basis. Refer to 'NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.'

As a result, adverse changes in borrower and counterparty credit risk may cause additional impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions. If NatWest Group experiences losses and a reduction in profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Refer to 'Risk and capital management – Credit Risk'. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2025 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

As NatWest Group has exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight). As a result, NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance regarding this. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance regarding it, this may adversely affect NatWest Group.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group's participation in the Bounce Back Loan Scheme ('BBLS') products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, or the enforcing or pursuing repayment thereof (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group's reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.

Liquidity and the ability to raise funds continues to be a key area of focus for NatWest Group and the industry as a whole.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate liquidity and funding resources. To satisfy its liquidity and funding requirements, NatWest Group may therefore access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets.

As at 31 December 2025, NatWest Group plc subsidiaries held £487.1 billion in deposits from banks and customers. The level of deposits of NatWest Group may fluctuate due to factors outside of its control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities or as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits (including from new entrants or fintech companies (including deposit aggregators)), new deposit offerings (such as digital assets), or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group's deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group's ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Risk factors continued

Macroeconomic developments, political uncertainty, changes in interest rates, market volatility, and other stress events could affect NatWest Group's ability to access sources of liquidity and funding (including in foreign currencies) on satisfactory terms, or at all. This may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. As a result, NatWest Group and its subsidiaries could be required to change their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2025, NatWest Group plc's average liquidity coverage ratio was 147% for the preceding 12 months and its average net stable funding ratio was 135%. If its liquidity position and/or funding were to come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, repay borrowings as they mature, meet its obligations under committed financing facilities, comply with regulatory funding requirements, undertake certain capital and/or debt management activities, and/or fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group's risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group's operations.

Under the Prudential Regulation Authority (PRA) Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable liquidity requirements may trigger the application of NatWest Group's recovery plan to attempt to remediate a deficient liquidity position. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced market liquidity, NatWest Group may be unable to sell its assets at attractive prices, or at all, which may adversely affect NatWest Group's liquidity.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate levels of capital provide NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. Adequate levels of capital also enable NatWest Group plc to make discretionary capital distributions (including dividends to shareholders), undertake buybacks of its shares, and remain a viable, competitive and profitable business.

As at 31 December 2025, NatWest Group plc's CET1 ratio was 14.0% and is targeting a CET1 ratio of around 13.0%. NatWest Group plc's target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the PRA's views on appropriate buffers above minimum required operating levels. NatWest Group plc's current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions in surplus to its publicly stated CET1 ratio target of 13.0% to its equity investors, subject to macroeconomic conditions and regulatory approval, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, and maximising shareholder value.

A number of factors may impact NatWest Group plc's ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

- a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK or global economic conditions);
- an increase in the quantum of RWAs/leverage exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/leverage exposure;
- changes in prudential regulatory requirements including NatWest Group plc's total capital requirement/leverage requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars;
- reduced upstreaming of dividends from NatWest Group plc's subsidiaries because of changes in their financial performance and/or the extent to which entity-specific capital requirements exceed NatWest Group plc's CET1 ratio target; and
- limitations on the use of double leverage (i.e., NatWest Group plc's use of debt to invest in the equity of its subsidiaries, as a result of the BoE's and/or NatWest Group's evolving views on distribution of capital within groups).

A shortage or reduction of capital could in turn affect NatWest Group plc's capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

Risk factors continued

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions such as NatWest Group plc which fail to meet the regulatory combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate NatWest Group plc reducing or ceasing discretionary payments to shareholders (including payments of dividends) and buybacks depending on the extent of the breach.

NatWest Group plc is required to meet an external MREL equivalent to the higher of: (i) two times the sum of Pillar 1 and Pillar 2A, or (ii) if subject to a leverage ratio requirement, two times the applicable requirement. The BoE has identified a "single point-of-entry" at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise or retain the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of customer and/or investor confidence, constrained or more expensive funding and be unable to make discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group's risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable capital or leverage requirements may trigger the application of NatWest Group's recovery plan to remediate a deficient capital position. Further, NatWest Group's regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc's CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity, and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms, or at all.

Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group's product offering, credit ratings, ability to operate its businesses, pursue its strategy and strategic opportunities, any of which may adversely affect NatWest Group. Refer to 'NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.'; and 'NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group's resolution preparations are deemed inadequate.'

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entities' credit ratings and outlooks.

NatWest Group entities' credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies' assessment of NatWest Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the legal and regulatory frameworks applicable to NatWest Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group's key markets (including inflation and interest rates, supply chain disruption, protectionist policies and geopolitical developments); and/or any reduction of the UK's sovereign credit rating and market uncertainty. In addition, credit rating agencies take into consideration sustainability-related factors, including climate, environmental, social and governance related risk, as part of their credit rating analysis (as do investors in their investment decisions).

Risk factors continued

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities could have adverse consequences including, without limitation, (i) reduced access to capital markets; (ii) a reduction in deposit base; and (iii) triggering additional collateral or other requirements in its funding arrangements or the need to amend such arrangements. Any of these consequences could adversely affect NatWest Group's liquidity and funding position, cost of funding and could limit the range of counterparties willing to enter into transactions with NatWest Group on favourable terms, or at all. This may in turn adversely affect NatWest Group's competitive position and threaten its prospects.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group's business, strategy and capital requirements, NatWest Group relies on models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group's mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and to help address criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, 'financial crime'). NatWest Group's models, and the parameters and assumptions on which they are based, are periodically reviewed.

Model outputs are inherently uncertain, because they are imperfect representations of real-world phenomena, are simplifications of complex real-world systems and processes, and are based on a limited set of observations. NatWest Group also continues to invest in building new capabilities that employ new artificial intelligence technologies, such as generative artificial intelligence, and it expects its use of these technologies to increase over time. However, there are significant risks involved in utilising more sophisticated modelling approaches, including artificial intelligence, and no assurance can be provided that NatWest Group's use of artificial intelligence in its models will enhance its business or produce only intended or beneficial results. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, non-compliant, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group's regulators (including as part of NatWest Group's mandated stress testing), increased capital requirements, rendering some business lines uneconomical, requiring management action or subjecting NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgements and assumptions take into account historical experience and other factors (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgements and assumptions (particularly those involving the use of complex models).

Further, accounting policy and financial statement reporting requirements increasingly require management to adjust existing judgements, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group's future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgements and assumptions.

Refer to 'There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contributes to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.'.

Accounting policies deemed critical to NatWest Group's results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2025, these include loan impairments, fair value, and deferred tax. These are set out in 'Critical accounting policies and sources of estimation uncertainty'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in accounting standards may materially impact NatWest Group's financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with UK-adopted IAS, and IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies and/or changes in accounting standards requirements by regulatory bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group.

Risk factors continued

Additionally, auditors may have different interpretations of these accounting standards, and any change of auditor may lead to unfavourable changes in NatWest Group's accounting policies. From time to time, the International Accounting Standards Board may also issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group's capital ratios, including the CET1 ratio and the required levels of regulatory capital. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in 'Future accounting developments'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

The value or effectiveness of any credit protection that NatWest Group has acquired depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The value or effectiveness of any credit protection that NatWest Group has acquired, including credit default swaps (CDSs), significant risk transfer (SRT) transactions, credit risk insurance (CRI), and financial guarantees (FG) depends on the value of the underlying assets and the financial condition of the insurers, counterparties and protection providers, and prevailing market spreads. Although extensive assessments are undertaken prior to execution, there can be no assurance that such protection will remain effective or enforceable, and any failure could adversely impact NatWest Group's risk profile, capital position and reputation.

For CDS, changes in credit spreads, deterioration in counterparty creditworthiness, the outcome of determination committees, or disputes over contractual terms may result in valuation adjustments, impairments or increased collateral requirements, creating potential liquidity pressures. For SRT transactions, the anticipated capital relief is subject to ongoing regulatory recognition and the performance of the securitised portfolio. Any deterioration in asset quality, structural breaches, operational errors or changes in regulatory interpretation could reduce or eliminate the expected benefit. These transactions also introduce counterparty and model risk. For CRI, the enforceability of policies and the financial strength of insurers are critical. Disputes over coverage, policy exclusions, delays in claims settlement or insurer default could result in losses not being mitigated as intended. Concentration risk may arise where protection is sourced from a limited number of insurers, increasing vulnerability to sector-wide stress. As with other forms of credit protection, fluctuations in fair value or deterioration in the financial condition or perceived creditworthiness of counterparties and insurers may lead to additional valuation adjustments or impairments. Any such developments or fair value changes may have a material adverse effect on NatWest Group.

Any of the above may have an adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group's resolution preparations are deemed inadequate.

NatWest Group entities are subject to annual and other stress tests by their respective regulators in the UK and EU.

Stress tests are designed to assess the resilience of banks such as NatWest Group to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group may need to take action to strengthen its capital position. Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group's regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect NatWest Group.

NatWest Group is also subject to regulatory oversight by the BoE and the PRA and is required under the PRA Rulebook to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. In August 2024, the BoE communicated its assessment of NatWest Group's preparations for a potential resolution scenario and did not identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments.

NatWest Group could be adversely affected should future BoE assessments deem NatWest Group's preparations to be inadequate. If future BoE assessments identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments in NatWest Group's ability to achieve the resolvability outcomes or reveal that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the BoE's assessment, potential action may include, but is not limited to, restrictions on NatWest Group's maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake share buybacks, and/or a requirement to maintain a specified amount of MREL. This may also impact NatWest Group's strategic plans.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation, or lead to a loss of investor confidence.

Risk factors continued

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

The BoE, the PRA, the FCA, and HM Treasury (together, the 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly or partially owned by the BoE; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These options may be applied to NatWest Group plc as the parent company or to any subsidiary where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities within NatWest Group, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions to be undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group's control. Moreover, the UK Banking Act 2009 provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups. If NatWest Group is at or is approaching the point such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc's ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Each of these actions may also have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events.

NatWest Group operates in several countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers.

As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group's compliance with financial crime requirements.

Operational risks also exist due to the implementation of NatWest Group's strategy, and the organisational and operational changes involved, including: NatWest Group's cost-controlling and simplification measures; continued digitalisation and the integration of artificial intelligence in the business; acquisition, divestments and other transactions; the implementation of recommendations from internal and external reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. Any of the above may place significant pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks.

Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital solutions to its customers, including through mobile banking. Financial crime assessment, systems and controls, internal stress tests and models are critical to financial crime risk management.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management, insufficient challenges or assurance processes, or a failure to commence or timely complete risk remediation projects. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage. Further, failure to manage these risks effectively, or within regulatory expectations, could adversely affect NatWest Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders. Refer to, 'NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.' These risks are also exacerbated when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation (such as cloud services and artificial intelligence) and responding to regulatory and market changes.

Risk factors continued

NatWest Group also faces operational risks as it continues to invest in the automation of certain solutions and customer interactions, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology is not used appropriately, is defective or inadequate, or is not fully integrated into NatWest Group's current solutions, systems and controls. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group.

Ineffective management of such risks may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain networks, reinforcing the importance of due diligence of, ongoing risk management of, and a close working relationship with, the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. The increased availability of malicious tools and the rapid advancement of artificial intelligence capabilities reduce entry barriers for malicious actors and accelerate the exploitation of vulnerabilities leading to cyberattacks evolving and becoming more sophisticated. As a result, NatWest Group is required to continue to invest significant resources in additional capability designed to defend against a variety of existing and emerging threats.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into, and exploit potential vulnerabilities of, financial services institutions' IT systems, including those of NatWest Group. For example, in 2025, NatWest Group and its supply chain were subjected to a small number of attempted Distributed Denial of Service and ransomware attacks. These hostile attempts were addressed without material impact on NatWest Group or its customers by deploying cybersecurity capabilities and controls that seek to manage the impact of any such attacks, and sustain availability of services for NatWest Group's customers.

Consequently, NatWest Group continues to invest significant resources in developing and evolving cybersecurity capabilities and controls that are designed to mitigate the potential effect of such attacks. However, given the nature of the threat, there can be no assurance that these capabilities and controls will prevent the potential adverse effect of an attack from occurring. Refer to 'NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.'

Any failure in NatWest Group's information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including, but not limited to costs relating to notification of, or compensation to customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group's ability to retain and attract customers. Regulators in the UK, US, Europe and Asia recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the SEC cybersecurity requirements and the EU Digital Operational Resilience Act ('DORA')). Furthermore, cyberattacks on NatWest Group's counterparties and suppliers may also have an adverse effect on NatWest Group's operations.

Additionally, malicious third parties may induce employees, customers, third-party providers or other users with access to NatWest Group's systems to wrongfully disclose sensitive information to gain access to NatWest Group's data or systems or that of NatWest Group's customers or employees. Cybersecurity and information security events can derive from factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group's employees, customers or third parties, including third-party providers, or may result from technological failure (including defective, inadequate or inappropriately used artificial intelligence based solutions).

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may have a material adverse effect on NatWest Group. Due to NatWest Group's reliance on technology, the adoption of innovative solutions, the integration of automated processes and artificial intelligence in its business and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with applicable UK and EU data protection, and cybersecurity laws and regulations, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees.

Risk factors continued

In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. As NatWest Group develops new artificial intelligence-based products, proprietary, sensitive, or confidential customer information may be inputted into third-party generative or other artificial intelligence or machine learning platforms, and could potentially be accessed by others, including if such information is used to train third-party artificial intelligence models. This may increase the risk of data leakage, data poisoning, potential bias, discrimination, errors, and misuse. A failure to monitor and manage data in accordance with applicable requirements may result in financial losses, regulatory fines, investigations and litigation, and associated reputational damage.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the availability, sourcing, and effective use of accurate and high quality data to support, monitor, evaluate, manage and enhance its operations, innovate its products offering, meet its regulatory obligations, and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around ethical data usage (for example, in relation to the use of artificial intelligence) and privacy across NatWest Group.

The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus.

Failure to have or to be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver products and services. This could also place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes. Any of the above could result in a failure to deliver NatWest Group's strategy.

These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

NatWest Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group's transactional and payment systems, financial crime and fraud detection systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, including cloud services providers (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group's operations. NatWest Group's reliance on a limited number of cloud services providers increases its exposure to disruption events affecting these cloud services providers. Individually or collectively, whether operated by NatWest Group or by a third party supplier, any system failure (including defective or inadequate automated processes or artificial intelligence based solutions), loss of service availability, mobile banking disruption, or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group; and (ii) NatWest Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group's regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent.

NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside remote working heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems. NatWest Group could experience service denials or disruptions if such IT systems exceed capacity or if NatWest Group or a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. Hybrid working arrangements for NatWest Group employees place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks and increase operational risk.

In 2025, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms and risk-based removal of technology obsolescence). NatWest Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through integrating automated processes and artificial intelligence based solutions in its business and by enhancing controls and procedures and strengthening the resilience of services including cybersecurity.

Risk factors continued

Any failure of these investment and rationalisation initiatives to achieve the expected results due to poor design or implementation, defects or otherwise, may adversely affect NatWest Group's operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group's success depends on its ability to attract, retain, and develop a highly skilled and qualified diverse workforce, including senior management, and other employees in critical roles (such as in technology, artificial intelligence and data), in a highly competitive market.

NatWest Group's ability to attract, retain and develop highly skilled and qualified diverse senior management and personnel may be more difficult due to heightened regulatory oversight of banks compared to firms outside of banking and ongoing restrictions on employee compensation arrangements, particularly in the EU. In addition, certain economic, market and regulatory conditions may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees.

Moreover, a failure to foster a diverse workforce and an inclusive work environment may adversely affect NatWest Group's employee engagement and the execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

NatWest Group's businesses are also exposed to risks from employee, contractor or service providers misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Hybrid working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

Many of NatWest Group's employees in the UK, the Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group's ability to operate its business effectively.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is a fundamental component of NatWest Group's operations and is critical to the effective delivery of its long-term strategic objectives. The Enterprise-Wide Risk Management Framework sets the approach for risk management and outlines key principles for sound risk governance and setting of risk appetite with respect to: financial risk (capital risk, liquidity and funding risk, credit risk, traded market risk, non-traded, market risk, pension risk, earning stability risk) and non-financial risk (model risk, reputational risk, financial crime, operational risk, compliance and conduct risk). Non-compliance with this framework, including deviations from risk appetite, or any significant shortcomings in related controls and procedures, may have a detrimental effect on NatWest Group's financial condition, strategic delivery, or result in inaccurate reporting of risk exposures.

NatWest Group promotes a risk-aware culture and invests in policies and resources to manage risks. However, these measures may not entirely prevent a failure in NatWest Group's risk management framework. For example, instances of misconduct may arise from: business decisions, actions or reward mechanisms that fail to comply with NatWest Group's regulatory obligations, do not adequately address customers' needs, or are misaligned with NatWest Group's strategic objectives; ineffective product management; unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery; inappropriate behaviour towards customers, customer outcomes, the possibility of mis-selling of financial products; and mishandling of customer complaints.

Any failure in NatWest Group's risk management framework may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public's expectations, including with respect to NatWest Group's strategy and related targets or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. Refer to 'NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.' This includes harm to its brand, which may be detrimental to NatWest Group's business, including its ability to build or sustain business relationships with customers, stakeholders and regulators, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, controls, compliance, customer or operating efficiency, or regulatory or press scrutiny, and may adversely affect NatWest Group's ability to attract and retain customers.

Risk factors continued

In particular, NatWest Group's ability to attract and retain customers (particularly, corporate/institutional and retail depositors), and talent, and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations. Although NatWest Group has a Reputational Risk Policy and framework to identify, measure and manage material reputational risk exposures, there is a risk that it may not be successful in avoiding or mitigating damage to its business or its various brands from reputational risk.

Any of the above aspects of reputational risk may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Legal and regulatory risk

NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which presents ongoing compliance and conduct risks. Many of these are constantly evolving and are subject to further material changes, which may increase compliance and conduct risks, particularly as the laws of different jurisdictions (including those of the EU/EEA and UK) diverge. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on refining the prudential regulation within the financial services industry and enhancing the way financial services are conducted, with the dual aim of fostering greater competition and supporting sustainable growth. Forthcoming measures include enhanced capital, liquidity and funding requirements, through future implementation of the Basel 3.1 standards (and any resulting effect on RWAs and models). This is in addition to previous measures, such as: the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, EU and US, financial industry reforms (such as the FSMA 2023), corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms, enhanced regulations in respect of the provision of 'investment services and activities'.

There is also continued regulatory focus in certain areas, including conduct, model risk governance, consumer protection in retail or other financial markets (such as the FCA's rules governing interactions with and the provision of services to retail customers, the 'Consumer Duty'), competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems and digital assets, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, US and Asia is rapidly changing. Recent regulatory and legal changes have resulted, and may continue to result, in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also reviewing and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group's competitive or financial position. Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, EU and US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Moreover, uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law. For example, bank regulation in the UK may diverge from European bank regulation following the enactment of the Financial Services and Markets Act 2023 ('FSMA 2023') and the Retained EU Law (Revocation and Reform) Act 2023. In particular, FSMA 2023 provides for the revocation of retained EU laws relating to financial services regulation, but sets out that this process will likely take a number of years and the intention is that specific retained EU laws will not be revoked until such time as replacement regulatory rules are in place.

The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Risk factors continued

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to:

- general changes in government, regulatory, competition, or central bank policy (including as a result of the Bank Resolution (Recapitalisation) Act 2025), or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
- rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;
- increased scrutiny including from the CMA, the FCA, and the Payment Systems Regulator, for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems (with the development of the government's National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
- the ongoing compliance with CMA's Market Orders including the Retail Banking Market Order 2017;
- ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny of the Visa and Mastercard card schemes;
- increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
- increased risk of legal action against NatWest Group in relation to the remediation of defects in certain historical property developments;
- new or increased regulations relating to data protection as well as IT controls and resilience;
- the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group's operations, such as changes in tax rates (including changes to the taxation of non-UK domiciled individuals), changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
- increased innovation in private digital asset propositions, such as stablecoin or tokenised deposits, which may challenge traditional payment methods and have other potential adverse effects on UK banks (such as higher funding costs or a reduced deposit base);
- regulatory enforcement in the form of PRA imposed financial penalties for failings in banks' regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA's thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;
- increased regulatory scrutiny from the ECB in relation to NatWest Group's EU based activities;
- changes in policy and practice regarding enforcement, investigations and sanctions, supervisory activities and reviews;
- the introduction of regulatory requirements to ensure sufficient access by the general public to cash services such as branches and ATMs;
- 'Dear CEO' and similar letters issued by supervisors and regulators from time to time;
- changes in policy intended to expand consumer access to retail investment products and services, including through the introduction of targeted support;
- reforms to the Consumer Credit Act 1974 and the Financial Ombudsman Service;
- new or increased regulations relating to financial crime; and
- any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

Any of these developments (including any failure to comply with or correctly interpret new rules and regulations) could also have an adverse effect on NatWest Group's authorisations and licences, the products and services that it may offer, its reputation and the value of its assets, NatWest Group's operations or legal entity structure, and the manner in which it conducts its business.

Material consequences could arise should NatWest Group be found non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions (such as divergence of regulations of digital assets and cryptocurrency), or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group's business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group's reputation, ability to engage in effective business, capital and risk management planning.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Risk factors continued

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe, Asia and other jurisdictions.

NatWest Group is, has been or will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery, record keeping, reporting and various other issues. There is also an increasing risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law, as well as a risk of activist actions, particularly relating to climate change and sustainability-related matters.

Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group's expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations includes NWM Plc's December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice ('DOJ'), and involves a multi-year period of probation, ongoing commitments to improve the compliance programme and reporting obligations. In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as findings that NWM Plc violated its probation term and possible re-sentencing, and/or increased costs, amongst other consequences. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, refer to 'Litigation and regulatory matters' at Note 25 to the consolidated accounts.

Recently resolved matters or adverse outcomes or resolution of current or future legal, regulatory or other matters, including conduct-related reviews and redress projects, could increase the risk of greater regulatory and third-party scrutiny and/or result in future legal or regulatory actions, and could have material financial, reputational, or collateral consequences for NatWest Group's business and result in restrictions or limitations on NatWest Group's operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain. Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group's business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may have an adverse effect on NatWest Group.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in 'Critical accounting policies and sources of estimation uncertainty', NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation or the application thereof (including with respect to rates of tax), or changes in accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £814 million as at 31 December 2025. Changes to the treatment of certain deferred tax assets may impact NatWest Group's capital position. In addition, NatWest Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Risk factors continued

Climate and sustainability-related risks

NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.

NatWest Group is subject to financial and non-financial risks associated with climate change, nature-related and social matters (together sustainability-related matters). These matters impact NatWest Group directly through its own operations and employees, and indirectly through its value chain, including its investors, customers, counterparties and suppliers and business partners (collectively, our 'Value Chain'), and business activities.

Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, NatWest Group may also be exposed to legal, regulatory or financial consequences arising from NatWest Group's actions or omissions related to climate and sustainability-related matters, giving rise to liability risk.

Climate-related physical risks are associated with increasing frequency and intensity of extreme weather events, including floods, wildfires and changes in climate conditions. Such events can impact employee health and safety, negatively impact local communities where NatWest Group operates, damage assets, property and infrastructure, and disrupt operations and supply chains, resulting in changes in asset value, deterioration of the value of collateral or insurance shortfalls and increased costs and credit defaults. This can negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group's portfolios while simultaneously increasing NatWest Group's own operational costs and exposing it to potential business continuity challenges. In addition, NatWest Group's premises and operations, or those of its critical outsourced functions, may experience damage or disruption leading to increased costs for NatWest Group.

Climate-related transition risks arise from the UK's and global economies' shift to net zero. The pace and nature of transition—whether orderly or disorderly—depends significantly on timely and appropriate government policy and regulatory changes, immediate actions from national and regional governments, new technological innovation, changes to supply and demand systems within industries, customer behaviour and market sentiment. In addition, there is significant uncertainty about how climate change and the world's transition to a net-zero economy will unfold over time and how and when climate and other sustainability-related risks will manifest. This could adversely impact profitability, market stability and the resilience of financial institutions, including NatWest Group. In addition, the transition may affect NatWest Group's customers and businesses across sectors in different ways and at different levels of risk. These timeframes are considerably longer than NatWest Group's historical and current strategic, financial, resilience and investment planning horizons. Transition risks may also trigger reputational and liability exposures, especially if NatWest Group is perceived as not meeting its climate ambitions, targets and commitments, or not making progress against its climate transition plan.

Moreover, beyond climate change, NatWest Group and its Value Chain may face financial and non-financial risks arising from acute or chronic nature-related physical risks (such as wildfires, pollution, water stress and loss of biodiversity), nature-related transition risks (such as risk arising directly or indirectly due to changes in policy, market and technology, changes in perception concerning an organisation's actual or perceived nature impacts and from legal claims) and social issues (such as data protection and privacy, impact of increased adoption of artificial intelligence technology, human rights abuse, conflict and security, land rights, labour rights and unjust working conditions, modern slavery and child labour, discrimination and lack of support for the vulnerable, negative impact on people's standard of living and health, inequality, accessible banking and financial inclusion, and financial crime).

There are heightened regulatory expectations, growing scrutiny from investors, civil society, and other external stakeholders, with businesses being increasingly expected to be transparent about their efforts to identify, assess, mitigate and manage nature-related and social risks. NatWest Group may face reputational, regulatory non-compliance and litigation risks if it is directly or indirectly linked to adverse nature-related or social impacts and fails to adequately manage the risks associated with those impacts.

Climate and sustainability-related risks are inter-linked and may (i) adversely impact the broader economy—affecting interest rates, inflation and growth—which in turn may reduce profitability and financial stability; (ii) adversely impact asset pricing and valuations of NatWest Group's and other securities, potentially triggering wider disruptions across the financial system; (iii) adversely impact the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks; (iv) result in losses from liability or reputational damage, such as negative media, activist pressure, or public criticism, if NatWest Group or its Value Chain are linked to adverse climate or sustainability-related impacts; and (v) may intensify existing exposures across multiple risk categories, including credit, operational (e.g. business continuity), market and liquidity, model, reputational, regulatory compliance, conduct and pension risks.

Failure by NatWest Group to timely identify, assess, mitigate and manage climate and sustainability-related risks, as well as failure to respond to emerging opportunities, evolving regulatory requirements, and shifting market and external expectations, may have a material adverse effect on NatWest Group's business, financial condition, future results, access to finance, cost of capital, reputation, and the value of its securities.

Risk factors continued

NatWest Group's strategy relating to climate and sustainability is subject to execution and reputational risks. NatWest Group's climate and sustainability-related ambitions, targets and commitments may not be achieved, and its climate transition plan may not be implemented, without timely and appropriate government policy, technology developments, and suppliers, customers and society supporting the transition.

NatWest Group has an ambition to be net zero across its financed emissions, assets under management and operational value chain by 2050. NatWest Group also has an ambition at least to halve the climate impact of its financing activity by 2030, against a 2019 baseline, supported by portfolio-level activity-based targets.

NatWest Group may also announce other climate and sustainability-related ambitions, targets and commitments, and may withdraw, retire, amend, replace or supersede existing ones from time to time, whether or not they have been achieved, where it considers this to be appropriate having regard to its strategic objectives, or where required or appropriate to do so by applicable law, regulation or supervisory expectations.

Achieving NatWest Group's climate and sustainability-related ambitions, targets and commitments, and implementing its climate transition plan, may require NatWest Group to make changes to its business, operating model, existing exposures, and products and services. This may include reducing its estimated financed emissions and discontinuing certain activities over time.

We acknowledge that (i) emission reductions are unlikely to be linear; (ii) UK Parliament will set a new legal limit on greenhouse emissions as part of the Seventh Carbon Budget in June 2026 which may have an impact on the achievement of our climate and sustainability-related ambitions, targets and commitments, and the implementation of our climate transition plan; and (iii) increases in lending and financing activities may wholly or partially offset some or all of these reductions, which may increase the extent of changes and reductions necessary.

NatWest Group's ability to achieve its strategy, including its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, is dependent on many factors and uncertainties beyond NatWest Group's control. These include (but are not limited to): (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks and nature loss; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of wider society, NatWest Group's Value Chain and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer and societal behaviour and demand; (vi) availability of commercially viable opportunities in sustainable finance markets, competition dynamics, capital markets appetite, investor expectations, and external credit and concentration risk appetites which may constrain the scale or risk profile of opportunities accessible to NatWest Group; (vii) developments in available technology; (viii) the rollout of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data.

These external factors and other uncertainties may make it complex for NatWest Group to achieve its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, and there is a risk that some or all of NatWest Group's ambitions, targets and commitments may not be achieved, or its climate transition plan, may not be implemented, within the intended timescales, or at all.

Moreover, the rising energy demand associated with artificial intelligence workloads, whether generated internally or through third-party providers, may increase NatWest Group's own operational footprint. While NatWest Group has taken initial steps to assess the potential impacts of increased artificial intelligence usage, its full effects on NatWest Group's own operational footprint remain uncertain but could have an adverse effect on achieving NatWest Group's climate and sustainability-related ambitions, targets and commitments and on the implementation of NatWest Group's climate transition plan.

Any delay or failure in putting into effect, making progress against, or meeting NatWest Group's climate and sustainability-related ambitions, targets and commitments, and implementing its climate transition plan, may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contribute to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.

NatWest Group's ability to assess, manage and report climate and sustainability-related impacts, risks and opportunities, including the effective measurement, governance and reporting of progress against our climate and sustainability-related ambitions, targets and commitments, and the implementation of its climate transition plan, heavily depends on the availability of accurate, reliable, verifiable, auditable, consistent and comparable internal and external data from customers, counterparties, suppliers, and third parties. Our internal data on customer groups, which is used to source financial exposure and emissions data, and the systems and controls supporting our non-financial reporting, are considerably less sophisticated than those data, systems and controls used for financial reporting and continue to involve manual processes. These factors may increase the risk of inaccuracies or gaps in our non-financial reporting, which could adversely affect our ability to meet regulatory, investor or stakeholder expectations. In the absence of accurate, reliable, verifiable, auditable, consistent and comparable data, NatWest Group may rely on estimates, proxies, or third-party methodologies, such as sectoral averages or aggregated emissions data, that may be outdated, prepared using varying assumptions, or not accurately reflect specific counterparties or customers.

Risk factors continued

These limitations can affect the reliability of disclosures, including financed and facilitated emissions, and may hinder decision-making, risk management, regulatory compliance, and data consolidation. This may result in misjudging progress against climate ambitions, targets and commitments, misallocating capital, or underestimating financial and reputational risks, while also reducing comparability across institutions and increasing scrutiny from stakeholders and regulators.

NatWest Group's assessment of climate and sustainability-related impacts, risks and opportunities is expected to evolve as data quality and methodologies improve. Current data gaps, limitations, and reliance on estimates or third-party inputs may materially impact NatWest Group's ability to make informed decisions on climate and sustainability-related matters, manage risks, comply with disclosure requirements, and monitor progress against NatWest Group's climate and sustainability-related ambitions, targets and commitments, and the implementation of its climate transition plan. As a result, climate and sustainability-related disclosures may be amended, updated, or restated from time to time as methodologies, data quality or regulatory expectations evolve. NatWest Group does not undertake to restate prior disclosures except as required by applicable law or regulation, even where subsequently available data or methodologies differ from those used at the time of the original disclosure.

Climate risks are inherently forward-looking and complex to model. The lack of historical data, evolving scientific understanding, and immature measurement frameworks introduce significant uncertainty into scenario analysis and financial forecasting.

The outputs of climate risk modelling, such as emissions pathways and reduction targets. are subject to long timeframes and assumptions that differ significantly from traditional financial planning cycles.

NatWest Group's internal capabilities to assess, model, report on and manage climate and sustainability-related risks continue to evolve. However, even when such capabilities are suitably developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques coupled with persistent data gaps may result in inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance.

Any of the above may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations and there is an increasing risk of regulatory non-compliance, investigations, litigation, and enforcement actions.

NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations, which may vary significantly and remain fragmented across the UK, EU, US, and other jurisdictions in which NatWest Group operates.

This growing divergence creates legal and operational uncertainty, may expose NatWest Group to conflicting legal and regulatory requirements, and may increase the risks of regulatory non-compliance, regulatory enforcement and reputational damage.

The growing politicisation and polarisation of climate and sustainability-related matters across jurisdictions may further exacerbate existing risks and result in reduced market access, adverse public perception, or stakeholder disengagement. Customers, investors or stakeholders may choose not to engage with NatWest Group if they perceive NatWest Group's strategy in relation to climate and sustainability as either lacking ambition or progress, or conversely, as overly focused on climate and sustainability, or if they object to specific climate or sustainability-related decisions or sectoral policies adopted by NatWest Group. This may adversely affect customer relationships, investor sentiment or stakeholder engagement. For example, financing the transition of hard-to-abate sectors may be viewed by some as misaligned with climate goals, potentially resulting in reputational damage.

At the same time, regulatory and enforcement approaches to climate and sustainability-related matters are increasingly diverging and, in some cases, conflicting across jurisdictions. While some authorities are advancing stricter requirements, others are introducing sanctions targeting institutions that pursue climate and sustainability-related initiatives.

Furthermore, NatWest Group may face litigation, complaints or other forms of challenge from shareholders, customers, campaign groups or other stakeholders arising from allegations of actual or perceived environmental or social harm, including climate-related impacts, nature-related degradation, human rights abuses, or deficiencies in governance and due diligence practices. At the same time, NatWest Group may face contradictory legal or regulatory action asserting that it has placed undue or disproportionate focus on climate and sustainability-related considerations.

Failure by NatWest Group to comply with evolving legal and regulatory requirements, or supervisory expectations—including divergent and fragmented frameworks across jurisdictions, where relevant—may increase the risk of regulatory non-compliance, may adversely impact its ability to achieve its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, and may adversely impact its investor base and reputation. It may also result in regulatory non-compliance investigations, litigation and enforcement actions, which in turn may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation, and the price of its securities.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement (ACCA) pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury's contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury.

The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares.

The company gave certain representations and warranties to HM Treasury on the date of the ACCA, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it was a substantial shareholder of the company (within the meaning of the UKLA’s Listing Rules), HM Treasury had undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote. HM Treasury ceased to be a shareholder of the company on 30 May 2025. The ACCA is now redundant and the company has no material obligations outstanding.

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company could agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time. The price to be paid for each ordinary share was required to be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

Previously, the aggregate number of ordinary shares that the company could purchase from HM Treasury under the Directed Buyback Contract could not exceed 4.99% of the company’s issued share capital and the aggregate consideration to be paid could not exceed 4.99% of the company’s market capitalisation. The new UK Listing Rules which came into force on 29 July 2024 removed the previous 5% threshold for aggregated Related Party Transactions (RPTs) in any 12-month period (beyond which separate shareholder approval would be required). The company’s AGM in April 2024 approved increasing the buyback authority to a maximum of 15% of the company’s issued share capital in any 12-month period.

The AGM also approved amending the Directed Buyback Contract accordingly and an amended and restated Directed Buyback Contract was entered into on 7 May 2024.

The company made five separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, the second purchase took place in 2022, the third purchase took place in 2023 and two further purchases took place in 2024. No purchases took place in 2025.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company’s issued share capital at that point in time.

On 28 March 2022, the company announced an off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company’s issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

On 22 May 2023, the company announced an off-market purchase of 469,200,081 ordinary shares for a total consideration of £1,259,333,017. The purchased ordinary shares represented 4.95% of the company's issued ordinary share capital at the time (excluding treasury shares).

Material contracts continued

On 31 May 2024, the company announced an off-market purchase of 392,448,233 ordinary shares for a total consideration of £1,240,921,313. The purchased ordinary shares represented 4.50% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 11 November 2024, the company announced an off-market purchase of 262,605,042 ordinary shares for a total consideration of £1,000,000,000. The purchased ordinary shares represented 3.16% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 30 May 2025, HM Treasury ceased to be a shareholder of the company. As such no further off-market purchases under the Directed Buyback Contract have taken place. The Directed Buyback Contract will automatically terminate in accordance with its terms at the 2026 AGM (which is when the previous shareholder authority will expire).

Memorandum of Understanding Relating to The NatWest Group Pension Fund (formerly known as The Royal Bank of Scotland Group Pension Fund)

On 16 April 2018 the company entered into a Memorandum of Understanding (the “MoU”) with the trustee of the NatWest Group Pension Fund (the Group Fund), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018, National Westminster Bank plc (“NWB Plc”) entered into a framework agreement (the “Framework Agreement”) with, among others, the trustee (“Trustee”) of the NatWest Group Pension Fund (the “Group Fund”). Amongst others, the Framework Agreement set out the funding contributions required to be made by NatWest Group to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax). Pursuant to funding requirements in the Framework Agreement, NatWest Group made contributions to the Main Section of the Group Fund in an aggregate amount of £500 million in 2021 and £500 million in 2022.

On 6 February 2023, NWB Plc and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, NWB Plc and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of NWB Plc. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years. The bankruptcy remote reservoir trust arrangement was given effect through NWB Plc and the Trustee, among others, entering into a suite of related agreements in May 2023. These documents include a Reservoir Trust Deed, a Payment Triggers Agreement and a Security Agreement. Together, they establish the reservoir trust and set out the circumstances under which assets are payable to the Group Fund or NWB Plc.

Shareholder information

Financial calendar

Dividends

Ex-dividend dates

19 March 2026	Ordinary shares (2025 final)
30 April and 26 November 2026	Cumulative preference shares

Record dates

20 March 2026	Ordinary shares (2025 final)
1 May and 27 November 2026	Cumulative preference shares

Payment dates

05 May 2026	Ordinary shares (2025 final)
29 May and 31 December 2026	Cumulative preference shares

Annual General Meeting

The AGM will be held on 28 April 2026. Further details will be set out in our Notice of AGM which will published on our website at natwestgroup.com

Results

1 May 2026 - Q1 results
31 July 2026 - Interim results
October 2026 - Q3 results

Manage your shareholding online

Log into Investor Centre at investor.centre.co.uk or scan the QR code below and:

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Our Registrar

Computershare Investor Services PLC The
Pavilions
Bridgwater Road Bristol
BS99 6ZZ

Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

Copies of the Annual Report and Accounts

You can download copies from our website at natwestgroup.com. An accessible version will also be available on the website. Please contact the Registrar on the number above if you need a hard copy.

ShareGift

ShareGift is a free charity donation service operated by The Orr Mackintosh Foundation. If you would like to donate shares to charity, contact ShareGift at:

ShareGift, The Orr Mackintosh Foundation (registered charity 1052686), 6th
Floor, London Wall Place
London EC2Y 5AU

Telephone: +44 (0)20 7930 3737 Website:
www.sharegift.org

American Deposit Receipts (ADRs)

Our ordinary shares are traded on the New York Stock Exchange via an ADR facility. ADRs are quoted and traded in US dollars in the US securities market and the dividends are paid to investors in US dollars. Bank of New York Mellon are the depository bank for our ADR programme and their contact details can be found below:

Email: shrrelations@cpushareownerservices.com, Tel: Toll
free in USA +1888 269 2377
International calls +1 201 680 6825

Shareholder information

Share price information

Details of our latest and historic share prices can be found on our website at natwestgroup.com

Shareholder security

Shareholders should be wary of cold callers offering the chance to buy or sell shares, often with the promise of returns that sound too good to be true. Fraudsters use sophisticated and persuasive tactics to pressure shareholders into high-risk investments or scams.

Check the Financial Conduct Authority's (FCA) register at www.fca.org.uk to make sure that the company contacting you is authorised. Don't give any personal details to any caller unless you're certain that they are genuine. It is unlikely that companies authorised by the FCA will contact you unexpectedly. We strongly recommend that you seek independent professional advice from an FCA authorised adviser before making any investment.

Report a scam

If you think that you have been approached by fraudsters, or have any concerns about a potential scam, contact the FCA's Consumer Helpline on 0800 111 6768 or use their Share Fraud Reporting Form which can be found on their website at www.fca.org.uk/scams. You can also contact Action Fraud on 0300 123 2040 or www.actionfraud.org.uk

Analysis of ordinary shareholders

At 31 December 2025	Shareholdings	Number of shares	%
Individuals	145,069	74,184,959	0.90
Banks and nominee companies	2,025	8,117,252,043	98.67
Other corporate bodies	63	8,265,347	0.10
Other companies	355	22,991,365	0.28
Insurance companies	1	757	0.00
Investment trusts	41	4,261,832	0.05
Pension trusts	15	30,350	0.00
Scottish trusts	189	55,105	0.00
	147,758	8,227,041,758	100.00
Range of shareholdings:			
1 - 1,000	129,074	29,900,721	0.36
1,001 - 10,000	16,582	37,149,109	0.45
10,001 - 100,000	947	31,618,596	0.38
100,001 - 1,000,000	667	248,340,605	3.03
1,000,001 - 10,000,000	376	1,193,959,284	14.51
10,000,001 and over	112	6,686,073,443	81.27
	147,758	8,227,041,758	100.00

Shareholder information

Important addresses

Shareholder enquiries

Registrar

Computershare Investor Services PLC The Pavilions Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

ADR Depositary Bank

BNY Mellon Shareowner Services PO Box 505000
Louisville, KY 40233-5000

Direct Mailing for overnight packages:

BNY Mellon Shareowner Services 462 South 4th Street
Suite 1600
Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free) Telephone: +1 201 680 6825 (International)
Email: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com

Corporate Governance

NatWest Group plc
PO Box 1000, Gogarburn Edinburgh, EH12 1HQ

Investor Relations

250 Bishopsgate, London EC2M 4AA, England
Email: investor.relations@natwest.com

Registered office

36 St Andrew Square Edinburgh, EH2 2YB
Registered in Scotland No. SC45551

Website

www.natwestgroup.com

Principal offices

NatWest Group plc

PO Box 1000, Gogarburn Edinburgh, EH12 1HQ

National Westminster Bank Plc

250 Bishopsgate, London EC2M 4AA, England

The Royal Bank of Scotland plc PO Box 1000, Gogarburn Edinburgh, EH12 1HQ

Coutts & Company 440 Strand, London WC2R 0QS, England

NatWest Markets Plc 250 Bishopsgate, London EC2M 4AA, England

NatWest Markets N.V.

Claude Debussylaan, 94
Amsterdam, 1082 MD

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street St Helier, JE4 8

Presentation of information

In the Annual Report and Accounts, unless specified otherwise, 'parent company' refers to NatWest Group plc, and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'RBSH N.V.' refers to RBS Holdings N.V. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWM N.V. Group' refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'RBSI Ltd' refers to The Royal Bank of Scotland International Limited. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling ('GBP'), respectively, and references to 'pence' represent pence where amounts are denominated in pounds sterling. Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre-distributions, customer assets and liabilities growth rate, cost income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's 2025 Annual Report and Accounts on Form 20-F, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward-looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of:

Forward-looking statements continued

operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; artificial intelligence; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability-related risks (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non- Generally Accepted Accounting Principles (non-GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements.

Climate and sustainability-related statements that are not historical facts, including statements about NatWest Group's beliefs, expectations, climate and sustainability-related ambitions, targets and commitments are forward-looking statements. Words such as 'ambition', 'achieve', 'aim', 'anticipate', 'believe', 'continue', 'could', 'effort', 'estimate', 'expect', 'forecast', 'goal', 'guidance', 'intend', 'intention', 'may', 'objective', 'plan', 'potential', 'projection', 'predict', 'seek', 'should', 'target', 'will', 'would' or similar expressions, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements.

This report contains climate and sustainability-related forward-looking statements, including, but not limited to, NatWest Group's ambition to be net zero across its financed emissions, assets under management and operational value chain by 2050, aligned with the UK's legal obligation to be net zero by 2050, NatWest Group's ambition to at least halve the climate impact of its financing activity by 2030, against a 2019 baseline, supported by portfolio-level activity-based targets, NatWest Group's target to provide £200 billion of transition and climate finance between 1 July 2025 and the end of 2030, (each a 'Sustainability related forward-looking statement'). NatWest Group's target to achieve 5% of UK Black colleagues in its senior leadership population and its management population and NatWest Group's target to achieve 19% of UK colleagues from ethnic minority groups in its senior leadership population and its management population by 2030 (each a 'Sustainability-related forward-looking statements').

The Sustainability-related forward-looking statements of this report are based on current plans, information, and data. In preparing these, NatWest Group has made a number of key judgments, estimates, assumptions and projections, and relied on information subject to inherent uncertainties.

Readers are cautioned that a number of factors, both external and those specific to NatWest Group, could cause actual achievements, results, performance or other future events or conditions to differ, in some cases significantly, from those stated, implied and/or reflected in any Sustainability-related forward-looking statement or result in revisions to the reported data, including on financed emissions or the classification of sustainable finance and investments, meaning that data outputs may not be reconcilable or comparable year on year due to a variety of risks, uncertainties and other factors (including without limitation those referred to below).

Therefore, no assurance can be given by or on behalf of NatWest Group as to the likelihood of the achievement or reasonableness of any climate or sustainability-related projections, estimates, forecasts, ambitions, targets, commitments or other forward-looking statements contained herein. Therefore, undue reliance should not be placed on these Sustainability-related forward-looking statements. The most important of these uncertainties and factors that could cause actual results and outcomes to differ materially from those expressed or implied in climate and sustainability-related forward-looking statements are summarised in the 'Risk Factors' included on pages 420 to 422 of this report (with special regard to the risk factors in relation to 'Climate and sustainability-related risks' that describe several particular uncertainties, climate and sustainability-related risks to which NatWest Group is exposed and which may be amended from time to time).

Forward-looking statements continued

Other uncertainties and factors include, without limitation:

- Factors and uncertainties beyond NatWest Group's control. The extent and pace of climate change, including the timing and manifestation of physical and transition risks and nature loss; the macroeconomic environment; the effectiveness of actions of governments, legislators, regulators and businesses; changes to government policy direction, legislation, regulation and industry and market practice; the response of wider society, including NatWest Group's value chain, including its investors, customers, counterparties, suppliers and business partners; changes in customer and societal behaviour and demand; availability of commercially viable opportunities in the sustainable and transition finance markets, competition dynamics, capital markets appetite, investor expectations, and external credit and concentration risk appetites which may constrain the scale or risk profile of opportunities accessible to NatWest Group; developments in available technology; the rollout of low carbon infrastructure; and the availability of accurate, verifiable, reliable, auditable, consistent and comparable data
- Data availability, accuracy, verifiability and data gaps. Our climate and sustainability-related disclosures are limited by the availability of high-quality, verifiable, accurate, reliable, auditable, consistent and comparable data in some areas and our own ability to timely collect and process such data. These limitations affect the accuracy and completeness of climate and sustainability-related disclosures. Users are therefore advised to interpret the disclosures with appropriate caution, taking into account the assumptions, data sources and constraints.
- Use of proxies or aggregated sector-level data. Significant data gaps persist across sectors and sub-sectors, particularly in industries with a high proportion of small and medium-sized enterprises (SMEs), such as agriculture. Typically, SMEs often have more limited resources, capacity and specialist expertise to collect, validate and report climate and sustainability-related information in a consistent way. Many SMEs also face practical challenges, such as less formalised data-collection processes, fewer dedicated sustainability-related functions, and limited access to digital tools or external assurance, which can result in less comprehensive or less reliable data being available at sector level. When adequate climate and sustainability-related data is not publicly available or cannot be obtained directly from individual counterparties, financial institutions often rely on proxies or aggregated sector-level data provided by third parties. However, this data may be based on varying methodologies, assumptions, or interpretations, which may not accurately reflect underlying climate-related characteristics and can lead to inconsistencies and reduce its accuracy. In addition, there is currently no single global data provider that offers comprehensive, consistent coverage of the data needed to assess emissions and climate-related risks across sectors and portfolios. Climate and sustainability-related reporting frameworks differ in how they define and measure data quality, and customers vary widely in how they collect and disclose climate and sustainability-related data.
- Reliance on assumptions, scenarios and uncertainty in climate and sustainability-related metrics. The climate and sustainability-related disclosures included in this report are inherently complex and rely on assumptions, scenarios, and forward-looking estimates, all of which involve material risks and uncertainty. Key judgements and estimates used in the preparation of the climate and sustainability-related parts of this report are likely to change over time, and, when coupled with the longer timeframes used in such disclosures, make any assessment of key topics inherently uncertain. The key areas involving significant judgement or complexity include calculation of financed, facilitated and operational emissions and measurement of portfolio alignment and climate-related risk. There is a high risk that these assumptions or estimates may prove inaccurate.
- Lack of common standards for classification. There is currently no globally recognised or accepted, consistent and comparable standard or definition (legal, regulatory or otherwise) of, nor widespread cross-market consensus as to what (i) constitutes 'green', 'sustainable', or similarly labelled activities, products, or assets; or (ii) precise attributes are required for a particular activity, product or asset to be defined as 'green', or 'sustainable' or such other equivalent label. Interpretations vary across markets and institutions, and while several initiatives are working toward harmonisation, a consistent, comparable, and widely accepted framework has yet to emerge. Therefore, users of this report must not assume that NatWest Group's reporting or description of activities, products or assets will meet those users' past, present or future expectations or requirements for describing or classifying funding, financing and facilitation activities as 'green', or 'sustainable' or attributing similar labels (unless a definition or standard is specified in this report).
- Variation of climate and sustainability-related reporting standards. Climate and sustainability-related reporting standards continue to develop. While internationally recognised standards have been developed, there is no universal standard accepted for institutions like NatWest Group to fully align with and those that exist remain subject to refinement and jurisdictional adoption.
- Immature systems and controls. Climate and sustainability-related reporting is less mature than traditional financial reporting. Non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency.

For completeness in relation to uncertainties and limitations, refer to the section on 'Financed Emissions data limitations' on page 42 of NatWest Group plc 2025 Climate Transition Plan Report ('CTPR') and the section on 'Caution about climate metrics and data required for climate reporting' on page 70 - 72 of the CTPR.

The Sustainability-related forward-looking statements contained in this report only speak as of the date they were published.

Forward-looking statements continued

Except to the extent legally required, we expressly disclaim any obligations or undertaking to update or revise any Sustainability-related forward-looking statements in this report, whether to reflect any change in our expectations regarding those Sustainability-related forward-looking statements, any change, events, conditions or circumstances on which any such statement is based, or otherwise. However, NatWest Group reserves the right to update or revise any statement in this report at our discretion.

NatWest Group may also announce other climate and sustainability-related ambitions, targets and commitments, and may withdraw, retire, amend, replace or supersede existing ones from time to time, whether or not they have been achieved, where it considers this to be appropriate having regard to its strategic objectives, or where required or appropriate to do so by applicable law, regulation or supervisory expectations.

Written and/or oral Sustainability-related forward-looking statements may also be made in our periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements (including during management presentations) made by NatWest Group's directors, officers or employees to third parties, including financial analysts.

Cautionary statements in relation to the climate and sustainability-related disclosures in this report

Caution on climate and sustainability-related metrics

The processes we have adopted to define, collect and report data on our climate and sustainability-related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability-related (including social, sustainability, sustainability-linked, green, climate and transition) funding, financing and facilitation activities, than is required for our reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group's overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group's broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group's overall funding, financing or facilitation strategy.

Caution about limitation on external assurance of sustainability-related metrics in this report

Certain sustainability-related metrics presented in this report have been subject to a degree of external assurance. Readers of this report should be aware that such assurance is subject to inherent limitations, in particular:

- External assurance is typically provided over only a defined subset of sustainability-related metrics. Not all sustainability-related metrics disclosed in this report have been subject to independent external assurance, and the scope of assurance engagements may change from year to year.
- Assurance providers apply methodologies, criteria and assumptions that are tailored to an organisation's specific reporting framework. Consequently, their approach may differ from that used by other providers assuring similar metrics.
- The sustainability-related metrics involve estimates, proxies, or third-party data that may not be subject to the same level of verification as financial information. Assurance providers may also rely on evidence such as internal documentation/white papers, analytical reviews, and management representations provided by NatWest Group, which may introduce limitations resulting in inherent estimation uncertainty. External assurance of sustainability-related information does not eliminate the underlying limitations, uncertainties or estimation judgements.

Therefore, readers should exercise caution and interpret the assured information in the context of these limitations and the broader disclosures in this report.

Caution about sustainability-related case studies

The sustainability-related (including climate-related) case studies included in this report are intended for illustrative purposes only and are intended to demonstrate potential outcomes. They should not be construed as definitive evidence. NatWest Group has not independently verified the information contained in the sustainability-related case studies and makes no representations or warranties as to their accuracy or reliability. The content of the sustainability-related case studies, including any opinions, conclusions and views expressed, is the sole responsibility of the individuals or organisations that provided them and do not necessarily reflect the views or policies of NatWest Group. Accordingly, readers should exercise caution, independently assess the relevance and applicability of the sustainability-related case studies, and seek independent verification before relying on them.

The climate and sustainability-related disclosures in this report contain references to websites, reports and other materials prepared by third parties that are not affiliated with NatWest Group. Reference to such websites, reports and other materials is made for information purposes only and information available on such websites, in such reports and other materials is not incorporated by reference into this report. Readers should exercise caution and conduct their own due diligence when relying on information from these third-party sources. To the extent permitted by law, NatWest Group makes no representation, warranty or assurance of any kind, express or implied, or takes no responsibility or liability as to the fairness, accuracy, reliability, reasonableness, correctness or completeness with respect to any such websites, reports and materials.

Caution about the use of graphics

The climate and sustainability-related disclosures in this report contain a number of graphics, infographics and text boxes which aim to give a high-level overview of certain elements of this report and improve accessibility for readers. These elements are all illustrative and should be read with caution and within the context of this report as a whole and should not be relied upon in isolation.

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NatWest Group plc
36 St Andrew Square
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www.natwestgroup.com